Form 40-F
period 2003-03-31
ALLIANCE ATLANTIS COMMUNICATIONS INC
filed 2003-08-07
CIK 1005887

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003	Commission File Number 0-27546

Alliance Atlantis Communications Inc.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English (if applicable)

Canada — Federal Statute
(Province or other jurisdiction of incorporation or organization)

7812
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable)

121 Bloor Street East, Suite 1500, Toronto, Ontario M4W 3MS (416) 967-1174
(Address and telephone number of Registrant's principal executive offices)

Alliance Atlantis Entertainment, Inc., 808 Wilshire Blvd., 3rd Floor,
Santa Monica, California 90401, (310) 899-8000
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of each class	Name of each exchange on which registered
Class B Non-Voting Shares, without par value	The Toronto Stock Exchange The Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

March 31, 2003 — 3,775,752 Class A Voting Shares, without par value
March 31, 2003 — 38,923,288 Class B Non-Voting Shares, without par value

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes	☐	No	☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

ALLIANCE ATLANTIS COMMUNICATIONS INC.

Form 40-F Annual Report

Number	Description
99.1	Annual Information Form of the Registrant dated August 1, 2003 for the fiscal year ended March 31, 2003.
99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations.
99.3	Consolidated financial statements for the fiscal year ended March 31, 2003 and the auditors' report thereon.
99.4
Comments by Auditors on Canada — United States of America Reporting Differences. Reconcilliation of the financial statements to United States Generally Accepted Accounting Principles (GAAP), the auditors' report thereon and Consent of Independent Auditors.
99.5	Certifications pursuant to section 906 of the Sarbanes-Oxley Act of 2002
99.6	Certifications pursuant to section 302 of the Sarbanes-Oxley Act of 2002
99.7	Evaluation of Disclosure Controls and Procedures
99.8	Signatures

QuickLinks

FORM 40–F ANNUAL REPORT