Form 40-F
period 2003-12-31
ALLIANCE ATLANTIS COMMUNICATIONS INC
filed 2004-10-28
CIK 1005887

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)
☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the nine-month period ended December 31, 2003
Commission file number 000-27546

ALLIANCE ATLANTIS COMMUNICATIONS INC.
(Exact name of registrant as specified in its charter)

Canada — Federal Statute (Province or other jurisdiction of incorporation or organization)	7812 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if Applicable))

121 Bloor Street East, Suite 1500, Toronto, Ontario M4W 3M5 (416) 967-1174
(Address and Telephone Number of Registrant's Principal Executive Offices)

Alliance Atlantis Entertainment, Inc., 808 Wilshire Blvd., 3rd Floor,
Santa Monica, California 90401, (310) 899-8000
(Name, Address (Including Zip Code) and Telephone Number)
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.    None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Class B Non-Voting Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.    None

For annual reports, indicate by check mark the information filed with this Form:

☒	Annual Information Form	☒	Audited Annual Financial Statements

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

December 31, 2003 — 39,617,218 Class B Non-Voting Shares, without par value
December 31, 2003 — 3,220,271 Class A Voting Shares, without par value

        Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes	☐	No	☒

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

        The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant's Registration Statements under the Securities Act of 1933: Form S-8 (File Nos. 333-13284 and 333-9586)

FORM 40-F

Principal Documents

        The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

  (a)
  Annual Information Form for the nine-month period ended December 31, 2003

  (b)
  Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine-month period ended December 31, 2003;

  (c)
  Audited Consolidated Financial Statements for the nine-month period ended December 31, 2003; and

  (d)
  U.S. GAAP reconciliation.

40-F1

ALLIANCE ATLANTIS COMMUNICATIONS INC.

2004 ANNUAL INFORMATION FORM

June 3, 2004

121 Bloor Street East, Suite 1500, Toronto, Ontario, M4W 3M5 Telephone (416) 967-1174 Fax (416) 960-0971

40-F2

ALLIANCE ATLANTIS COMMUNICATIONS INC.

2004 ANNUAL INFORMATION FORM
TABLE OF CONTENTS

40-F3

        This annual information form includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements include, among other things: our anticipated growth strategies; anticipated trends in our business, including trends in viewer acceptance, both of our programs and our specialty channels; the costs of producing television productions and of operating specialty channels; our ability to maximize the long term value of our library; and our ability to expand our distribution activities.

        The forward-looking statements included in this annual information form are subject to risks, uncertainties and assumptions about Alliance Atlantis Communications Inc. and its direct and indirect subsidiaries. Our actual results of operations may differ materially from the forward-looking statements as a result of, among other things, general risks related to the entertainment industry, the success of our digital specialty television channels, competition within the production and distribution industries, penetration of prime time channel broadcasts, the potential for budget overruns and other production risks, changes in government regulations that could affect our specialty television channels, our reliance on key personnel, some or all of our television programs, motion pictures or specialty television channels may not be successful, commitments under output agreements may require significant capital outlays, changes in technology, current accounting methods applicable to our industry, new accounting standards for our industry to be introduced, our substantial indebtedness, fluctuating results of operations, program delivery schedules, changes in government incentive programs or tax laws, foreign economic and exchange rate risks, our labor relations, our ability to effectively manage our acquisitions, constraints on the issue and transfer of our voting shares, control of Alliance Atlantis by key personnel, and fluctuation of the market price of our Class A Voting Shares and our Class B Non-Voting Shares. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual information form might not occur.

CHANGE IN YEAR-END

        In October 2003, we completed the initial public offering of Movie Distribution Income Fund. The units of Movie Distribution Income Fund now trade on the Toronto Stock Exchange. Consistent with other income trusts, Movie Distribution Income Fund's fiscal year-end is December 31. In order to align with the reporting schedule for Movie Distribution Income Fund, we have adopted a year-end of December 31. This annual information form covers the nine-month period from April 1, 2003 through December 31, 2003, referred to as fiscal 2004 unless otherwise noted.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents are incorporated by reference in this annual information form (the "2004 Annual Information Form") of Alliance Atlantis Communications Inc.:

  (a)
  our management's discussion and analysis of financial condition and results of operations for the nine-month period ended December 31, 2003 and the fiscal years ended March 31, 2003 and March 31, 2002 (the "MD&A") and our audited consolidated balance sheets as at December 31, 2003 and March 31, 2003 and the audited consolidated statements of earnings, retained earnings and cash flows for the nine-month period ended December 31, 2003 and each of the years in the two year period ended March 31, 2003, including the auditors' report therein (collectively, the "2004 Financial Statements"); and

  (b)
  our management information circular dated June 1, 2004 (the "Circular") prepared in connection with the June 30, 2004 annual meeting of the shareholders of Alliance Atlantis Communications Inc., other than the sections entitled "Composition of the Governance Committee", "Report on Executive Compensation" and "Performance Graph".

        The MD&A and the 2004 Financial Statements, in their entirety, are incorporated by reference in, and form part of, this 2004 Annual Information Form. Specific portions of the Circular are incorporated by express reference in, and form part of, this 2004 Annual Information Form. Those portions of the Circular not so incorporated by express reference do not form part of this Annual Information Form.

40-F4

        Unless the context indicates otherwise, the information appearing herein is stated as at December 31, 2003, all dollar amounts referred to in this document are references to Canadian dollars and references in this 2004 Annual Information Form to "Alliance Atlantis", "we", "us" and "our" and similar expressions, mean Alliance Atlantis Communications Inc. together with its direct and indirect subsidiaries.

INCORPORATION

        Alliance Atlantis Communications Inc. is incorporated under the Canada Business Corporations Act (the "CBCA"). Our articles have been amended from time to time to make certain changes, including changes to our share structure.

        In July of 1998, Alliance Communications Corporation ("Alliance") and Atlantis Communications Inc. ("Atlantis") entered into an agreement which provided for the business combination of Alliance and Atlantis and the integration of their operations by way of a plan of arrangement (the "Merger"). The Merger was completed on September 21, 1998, at which time Atlantis became a wholly-owned subsidiary of Alliance and Alliance changed its name to Alliance Atlantis Communications Inc.

        Alliance was formed under the CBCA by articles of incorporation on June 27, 1985. On May 5, 1995, the articles of Alliance were amended to create the Class A Voting Shares and the Class B Non-Voting Shares, to convert each of the outstanding common shares into one-half of one Class A Share and one-half of one Class B Non-Voting Share, to cancel the existing class of common shares and to provide to the board of directors of Alliance the authority to appoint additional directors.

        Our registered and principal office is located at 121 Bloor Street East, Suite 1500, Toronto, Ontario M4W 3M5. We also operate offices in Montreal and Halifax in Canada, and Los Angeles (United States), London (England), Sydney (Australia) and Dublin and Shannon in Ireland.

Principal Subsidiaries

        The following is a list of our principal subsidiaries as at December 31, 2003, the jurisdiction of incorporation of each subsidiary and the percentage of securities (both voting and non-voting) beneficially owned by us or over which we exercise control or direction.

Subsidiary	Jurisdiction	Percentage of Securities Owned by the Corporation
Alliance Atlantis Broadcasting Inc.	Ontario	100%
Alliance Atlantis International Distribution Ltd.	Republic of Ireland	100%
Alliance Atlantis Productions, Inc.	California	100%
Alliance Atlantis Productions Ltd.	Canada	100%
Motion Picture Distribution LP	Manitoba	51%

40-F5

GENERAL DEVELOPMENT OF THE BUSINESS

The Company

        We are a leading, vertically integrated media company. Our principal business activities are conducted through three Operating Groups: the Broadcast Group, the Motion Picture Distribution Group and the Entertainment Group.

Broadcast Group

        The Broadcast Group is a leading owner and operator of specialty television channels in Canada through our significant ownership in 17 complementary specialty channels. Canadian specialty television channels are niche programming services, centered around a specific genre or theme, that are available to viewers only upon payment of a subscription fee to a distribution undertaking (i.e. cable, direct-to-home satellite ("DTH") or multipoint distribution system) upon payment of a subscription fee.

        These channels earn revenue from two primary sources: fees paid by distribution undertakings based on the number of subscriptions to the channel, and money paid by advertisers who purchase advertising on the channel. Where a specialty service is carried as part of the basic cable package, the subscriber fees are regulated by the Canadian Radio-television and Telecommunications Commission ("CRTC"). Where services are carried on a discretionary tier, rates are not regulated and are negotiated directly with the signal distributors. Advertising rates are not regulated.

        Our channels are focused on three core genres — lifestyle, drama and factual programming. We control or are equal partners in 14 of our 17 channels. Of these 14, we classify seven as Operating Channels for financial reporting purposes. Of these Operating Channels, we currently own a majority interest in and operate five national, English-language analog channels that are required to be carried by every major English-language distribution undertaking in Canada at a negotiated fee. We are equal partners in two French-language analog channels that are required to be carried by distribution undertakings in Quebec at a negotiated fee. These Operating Channels are:

  •
  Showcase, a channel featuring uncut, daring movies and provocative series;

  •
  Life Network, a channel focused on candid and compelling real life programming;

  •
  History Television, a channel specializing in documentaries about the people and events that have shaped our world as well as original historical programming;

  •
  HGTV Canada, a channel focused on gardening and "do-it-yourself" programming;

  •
  Food Network Canada, a channel featuring food-related programming;

  •
  Series+, a French-language equivalent of Showcase; and

  •
  Historia, a French-language equivalent of History Television.

        The other seven channels, which we classify as Developing Channels for financial reporting purposes, are English-language digital specialty channels that we launched in the fall of 2001. We have signed carriage agreements for all of our new digital channels which have resulted in each of them being available to almost every digital household in Canada. Our digital channels enjoy strong subscriber levels, each with between 650,000 and 975,000 subscribers (with the exception of BBC Kids, which launched later than the other channels and commenced its carriage agreement with Bell ExpressVu in January 2003). Out of the approximately 50 digital channels that have launched to date, Nielsen Media research indicates that our seven digital channels accounted for 33% of digital television viewers between September 1, 2003 and January 1, 2004, while the CRTC's year-end August 2003 Statistical Report indicates that they accounted for 33.3% of the digital market's advertising revenue and 20.5% of total subscriber revenue for all digital channels. These seven digital channels are:

  •
  Discovery Health Channel, a Category 1 channel featuring programming about the wonders of medical science and the human body;

40-F6

  •
  The Independent Film Channel Canada, a Category 1 channel featuring innovative films from around the world as well as documentaries about the film-making process;

  •
  National Geographic Channel, a channel in partnership with NGC Network International, LLC, featuring scientific exploration and adventure programming from around the globe;

  •
  BBC Canada, a channel in partnership with BBC featuring British television programs;

  •
  BBC Kids, a channel featuring programming for children and youth, primarily from the BBC;

  •
  Showcase Action, a dramatic channel featuring uncut action movies and television programs; and

  •
  Showcase Diva, a dramatic channel featuring motion pictures and television programs for women.

        We also have a minority interest in three other channels. Headline Media Group, in which we hold a 26% interest, operates The Score, an English-language analog channel featuring 24-hour sports news, highlights and live sports programming. We own a 29.9% equity interest (plus an option to increase our total equity to 36% of the channel) in ONE: The Body, Mind and Spirit Channel, a Category 1 digital channel which focuses on lifestyle and health related programming. ONE was launched in the fall of 2001 by the operators of Vision TV. We also own a 49% interest in Scream, a digital channel dedicated to the horror genre that was launched in the fall of 2001 by Corus Entertainment Inc.

        In fiscal 2004 (the nine-month period ended December 31, 2003), the Broadcast Group — Operating Channels' revenue was $144.9 million. In fiscal 2003, the Broadcast Group — Operating Channels' revenue was $164.0 million. The Broadcast Group — Operating Channels' revenue for the 12-month period ended December 31, 2003 was $188.7 million as compared to $153.3 million for the 12-month period ended December 31, 2002, a 23% increase.

        The Broadcast Group — Developing Channels' revenue was $17.5 million in fiscal 2004 (the nine-month period ended December 31, 2003). The Broadcast Group — Developing Channels' revenue was $18.9 million in fiscal 2003. For the 12-month period ended December 31, 2003, the Broadcast Group Developing Channels' revenue was $23.1 million as compared to $18.2 million for the 12-month period ended December 31, 2002, a 27% increase.

        The following table describes all of the specialty channels in which we hold an interest:

Specialty Channel	Analog/ Digital	Must Carry(4)	Equity Interest	Year of Launch	Viewing Subscribers(5)	Basic Subscriber Penetration(5)
					(Millions)
Lifestyle
Life Network	Analog	Yes	100%	1995	5.8	62%
HGTV Canada	Analog	Yes	67%	1997	4.9	59%
Discovery Health Channel	Digital	Yes	65%	2001	0.7	19%
Food Network Canada	Analog	Yes	51%	2000	4.1	51%
ONE: The Body, Mind and Spirit Channel(1)	Digital	Yes	29.9%	2001	0.8	—
Drama
Showcase	Analog	Yes	100%	1995	5.9	65%
Showcase Diva	Digital	No	100%	2001	0.8	23%
Showcase Action	Digital	No	100%	2001	0.9	26%
The Independent Film Channel Canada	Digital	Yes	95%	2001	0.8	22%
BBC Canada	Digital	No	50%	2001	0.7	20%
BBC Kids	Digital	No	50%	2001	0.4	11%
Series+(1)(2)	Analog	Yes	50%	2000	1.2	28%
Scream(1)	Digital	No	49%	2001	0.8	—

40-F7

Specialty Channel	Analog/ Digital	Must Carry(4)	Equity Interest	Year of Launch	Viewing Subscribers(5)	Basic Subscriber Penetration(5)
					(Millions)
Documentary
History Television	Analog	Yes	100%	1997	5.3	59%
National Geographic Channel	Digital	No	50%	2001	0.7	19%
Historia(1)(2)	Analog	Yes	50%	2000	1.2	28%
The Score(1)(3)	Analog	Yes	26%	1997	5.3	—

Notes:

(1)
Not operated by Alliance Atlantis.

(2)
French language.

(3)
Owned through our 26% interest in Headline Media Group.

(4)
Major distribution undertakings in the applicable language (either English or French) are required by regulation to carry the service; for digital services, the "must carry requirement" applies to digital distribution undertakings only.

(5)
As of December 31, 2003. "Basic subscriber penetration" means the number of residential cable and DTH subscribers to a channel as a percentage of total residential cable and DTH subscribers who have access to that channel. Numbers rounded to the nearest percentage point.

Motion Picture Distribution Group

    Movie Distribution Income Fund

        The motion picture distribution business formerly carried on by Alliance Atlantis Motion Pictures Distribution Inc. and certain other subsidiaries is now carried on by Motion Picture Distribution LP (the "Partnership"). Movie Distribution Income Fund (the "Fund"), which trades on The Toronto Stock Exchange under the symbol FLM.UN, indirectly owns a 49% limited partnership interest in the Partnership. We indirectly own a 51% limited partnership interest in the Partnership, referred to as our Motion Picture Distribution Group in this Annual Information Form. Monthly cash distribution on the Units of Movie Distribution Income Fund are paid out of the distributable cash generated by the motion picture distribution business of the Partnership. A portion of our 51% interest in the Partnership is in the form of subordinated units. If the funds available for distribution to limited partners of the Partnership are insufficient, the subordinated units would have their distribution reduced to zero before ordinary units would have their distributions reduced at all.

        On October 15, 2003 we transferred substantially all of the assets and certain liabilities of our motion picture distribution business into the Partnership in exchange for subordinated units of the Partnership, ordinary units of the Partnership and a promissory note. On October 15, 2003, we announced that the Fund had completed its initial public offering of units. On November 14, 2003 we announced that the underwriters of the initial public offering of units of the Funds had exercised their over-allotment option to purchase additional units of the Fund. After giving effect to the over-allotment, we received gross proceeds of approximately $254 million in connection with these transactions.

        Strategic Relationship.    In addition to having its own strong senior management team, we will continue to have an ongoing business relationship with the Partnership. The Fund and the Partnership will be able to draw upon the extensive industry knowledge of our management personnel. Michael MacMillan serves as Chairman of the Board of Directors of Motion Picture Distribution Inc., the general partner of the Partnership (the "General Partner"). Also, as it has done in the past, the Partnership will continue to meet with our Broadcast Group on at least an annual basis in order to determine the Broadcast Group's content requirements that may be satisfied by purchases from the Partnership's motion picture catalogue. The commercial arrangements for acquiring this content are on market terms and will be negotiated on an arm's length basis, consistent with the parties' past practice.

        Administrative Services Agreement.    Pursuant to the terms of an administrative services agreement which we entered into with the General Partner and the Partnership, we will continue to provide those management, administrative and support services to the General Partner, the Partnership and its subsidiaries that we previously provided to our motion picture distribution business. Our duties include: (i) providing certain supervisory accounting oversight, financial treasury oversight, information technology services and support, human resources support, taxation support and legal services oversight to the Partnership; and (ii) joint purchasing services such as health benefits, telephone and other services provided by third party providers.

40-F8

        Strategic Opportunities and Non-Competition Agreement.    Pursuant to the terms of a strategic opportunities and non-competition agreement which we entered into with the General Partner and the Partnership, and subject to certain limitations, we will present to the Partnership any opportunity to engage in the motion picture distribution or theatrical exhibition businesses (each, a "Specified Business") that is presented to us or of which we become aware. We have also agreed, subject to certain limitations, that we will not (i) pursue any opportunity to engage in a Specified Business in any territory unless that opportunity has first been offered to the Partnership, or (ii) compete with the Partnership in a Specified Business.

        Control of the Partnership.    Pursuant to the terms of the securityholders' agreement, we are entitled to appoint a majority of the Board of Directors of the General Partner as long as we own at least a 50% interest in the Partnership. Also, as long as we own, directly or indirectly, at least 33 1/3% of the outstanding units of the Partnership, we have certain approval rights with respect to significant transactions by the Partnership.

    Motion Picture Distribution

        The motion picture industry consists of two principal activities: production and distribution. Production involves the development, financing and production of feature-length motion pictures. Distribution involves the promotion and exploitation of motion pictures in a variety of distribution platforms including (i) theatrical exhibition, (ii) home entertainment, (iii) television, and (iv) ancillary markets. The Partnership is engaged exclusively in the distribution of motion pictures and television programs. It does not produce motion pictures.

        The Partnership is the largest distributor of motion pictures in Canada, measured both by number of releases and theatrical box office receipts. The Partnership is also developing a growing presence in motion picture distribution in the United Kingdom through its wholly owned subsidiary Momentum Pictures. The Partnership obtains distribution rights for motion pictures primarily through its long-standing output agreements with New Line Cinema, Inc., Miramax Film Corp. and Focus Features (a unit of Universal Studios), three of the leading U.S.-based independent studios, as well as from other producers and distributors based in the United States, Canada and around the world. Alliance Atlantis has agreed that, in connection with the assignment of certain of the output agreements to the Partnership, we will continue to be liable to the content supplier for the performance of all of the Partnership's obligations under the relevant agreement, and the content supplier may exercise its remedies under the relevant agreement as against us, the Partnership, or both, at its election.

        In Canada, recent motion pictures the Partnership has distributed from these major content suppliers include The Lord of the Rings: The Return of the King, The Lord of the Rings: The Two Towers, Lost in Translation, Cold Mountain, Kill Bill, Gangs of New York, Chicago, Spy Kids 3-D: Game Over, About Schmidt and Austin Powers in Goldmember. The upcoming slate of releases from these studios includes Laws of Attraction starring Pierce Brosnan and Julianne Moore and Bridget Jones: The Edge of Reason starring Renée Zellweger, Colin Firth and Hugh Grant. In fiscal 2004, the Partnership distributed motion pictures from New Line, Miramax and Focus Features that were nominated for a total of 37 Academy Awards® and won 15 Academy Awards®.

        In the United Kingdom, Momentum Pictures primarily acquires theatrical, home entertainment and television distribution rights for motion pictures one motion picture at a time and, on occasion, pursuant to multi-picture agreements. These motion pictures are primarily supplied by independent sales agencies, major studios and independent studios.

        During calendar 2003, the Partnership released 79 motion pictures theatrically, 210 on DVD and 177 on video in Canada, and 20 motion pictures theatrically, 36 on DVD and 22 on video in the United Kingdom. The Partnership's motion picture library includes approximately 6,000 titles.

40-F9

        In fiscal 2004 (the nine-month period ended December 31, 2003), the aggregate revenue of the Partnership and its predecessor motion picture distribution business was $307.8 million. In fiscal 2003, prior to the launch of the Fund, the predecessor motion picture distribution business' revenue was $384.2 million. For the 12-month period ended December 31, 2003, the aggregate revenue of the Partnership and its predecessor motion picture distribution business was $392.9 million, representing a 6% increase over the $369.9 million earned during the 12-month period ended December 31, 2002.

    Distribution Platforms

        Theatrical.    The Partnership releases motion picture in Canada for theatrical exhibition under three separate trade names: Alliance Atlantis, Odeon Films and Vivafilm. The majority of the motion pictures that the Partnership distributes in English-speaking Canada are released under the Alliance Atlantis label. The Odeon Films label is used by the Partnership in Canada as a boutique label to handles smaller budget motion pictures such as those acquired from Focus Features and from independent Canadian producers. Alliance Atlantis Vivafilm Inc. (a wholly-owned subsidiary of the Partnership, "Vivafilm") distributes and markets the Partnership's motion pictures in Québec. In fiscal 2004, theatrical distribution accounted for approximately 27% of the Partnership's total Canadian revenue and 7% of its total U.K. revenue.

        Home Entertainment.    The Partnership earns revenue in the home entertainment distribution platform from consumers renting and/or buying video cassettes or DVDs of motion pictures it distributes. In Canada, the Partnership sells video cassettes and DVDs of the motion pictures it distributes primarily through a services agreement with Universal Home Video. The Partnership and Universal Home Video carry on this collaborative home entertainment business under the name "Universal Studios/Alliance Atlantis Video". The Partnership's relationship with Universal Home Video has been renewed on several occasions since its inception in 1988. Momentum Pictures' home entertainment revenues are primarily driven by sales from its catalogue of approximately 400 titles. Momentum Pictures has also entered into a rental revenue sharing agreement with Blockbuster Video. In fiscal 2004, home entertainment sales accounted for approximately 57% of the Partnership's total Canadian revenue and 81% of its total U.K. revenue.

        Television.    The Partnership licences it motion picture distribution rights to television broadcasters, which include video-on-demand ("VOD") and pay-per-view providers, pay television broadcasters, free television broadcasters and cable/specialty television broadcasters. In Canada, the Partnership distributes motion pictures to almost every English and French-language broadcaster including: Rogers Cable, Shaw Cablesystems and Cogeco Cable (VOD); Viewer's Choice and Home Theatre (pay-per-view); The Movie Network, MovieCentral and Super-Ecran (pay television); CTV, CBC, Global, CityTV, TVA, TQS and SRC (free television) and Bravo!, Space, The Comedy Network and W (cable/specialty). In the United Kingdom, the Partnership distributes motion pictures to all major broadcasters including BskyB (pay-per-view and pay television) and BBC1, BBC2, ITV, Channel 4 and Channel 5 (free television). The Partnership also distributes television programs in Canada supplied from CBS Broadcast International and CBS Enterprises, a division of CBS Inc. ("CBS"). These programs include Survivor, King of Queens, 60 Minutes and Everybody Loves Raymond. The Partnership earns a commission on all of its sales of CBS television programs. In fiscal 2004, television sales accounted for approximately 16% of the Partnership's total Canadian revenue and 12% of its total U.K. revenue.

        Ancillary Markets.    The Partnership has sub-license agreements with a sub-distributor for the in-flight exhibition of motion pictures with Air Canada. The Partnership also sub-licences motion pictures to schools, libraries, hospitals and child care centres. In fiscal 2004, sales to ancillary markets accounted for less than 1% of the Partnership's revenue.

    Québec Operations

        For regulatory and business reasons, the Partnership carries on its motion picture distribution business in Québec solely through Vivafilm. Vivafilm distributes both French and English motion pictures in all media in the Québec market and has experienced stable market share and strong theatrical box office results since its inception in 1996. Vivafilm caters to this unique market by distributing locally produced motion pictures. Vivafilm released Séraphin, Un Homme et son Péché which has grossed over $9.6 million in Québec in theatrical box office receipts to date, making it the highest-grossing French language motion picture in Québec of all time. Another successfully-produced motion picture which Vivafilm distributed in Québec is Les Invasions Barbares, which won the Academy Award® for Best Foreign Language Film in 2003 and has grossed over $5.7 million in Québec.

40-F10

    Motion Picture Exhibition

        The Partnership holds a 51% partnership interest in a small chain of niche-focused movie cinemas in Canada operating as "Alliance Atlantis Cinemas". The chain consists of six leased cinemas with a total of 24 screens. The cinemas are located in Toronto, Vancouver and Victoria and are operated by Famous Players Inc. pursuant to a services agreement. In fiscal 2004, Alliance Atlantis Cinemas' revenue, which is consolidated in the Partnership's financial results, accounted for approximately 3% of revenue and 2% of EBITDA of the Partnership.

Entertainment Group

        During fiscal 2003, the Entertainment Group's activities included television and feature film production and acquisition and the international distribution of television productions and features.

        On March 18, 2003 we announced a reduction in staffing levels in the Entertainment Group. On December 10, 2003 we announced that we were conducting a wide-ranging review of the Entertainment Group. The extensive operating and detailed financial review examined the future of certain television and motion picture production and television distribution activities. The CSI franchise, which we co-own and co-produce with CBS Productions, was completely outside the review and has not been affected in any way. The review concluded that it was desirable to substantially reduce certain of the Entertainment Group's film and television production, distribution and investment activities. In December 2003, we announced that the Entertainment Group would no longer produce miniseries, movies-of-the-week or feature films. The Entertainment Group's business will now largely be focused upon the acquisition of distribution and other rights to content, rather than in-house production.

        The Entertainment Group's revenue was $169.8 million for fiscal 2004 (the nine-month period ended December 31, 2003). The Entertainment Group's revenue was $303.4 million in fiscal 2003. For the 12-month period ended December 31, 2003, the Entertainment Group's revenue was $260.7 million as compared to $334.3 million for the 12-month period ended December 31, 2002, a 22% decrease. The decrease in revenue results primarily from the continued reduction of our traditional production activities.

    Television Production

        Our ability to continue to capitalize on the "hit" status of CSI: Crime Scene Investigation was an important achievement for Alliance Atlantis this year. CSI: Crime Scene Investigation and CSI: Miami continue to enjoy exceptionally strong ratings in the U.S., where they are the #1 series on U.S. television (households) and the #1 series on Monday nights, respectively. Both CSI and CSI: Miami have maintained strong ratings in the international markets in which they now air. We have successfully sold both series in over 150 territories around the world.

        We have significantly reduced capital intensive productions activities as the international market for the type of production we have traditionally produced has changed fundamentally. In fiscal 1999, we delivered over 325 hours of prime-time drama production, none of which was part of the CSI franchise. In fiscal 2004, we reduced prime-time drama production to just 58 hours, 53.4% of which were part of the CSI franchise. We expect that number to decline further in calendar 2004.

        Our current slate of television productions includes three successful series that have been renewed by Canadian and U.S. broadcasters:

Program	Genre	Broadcaster/Syndicator	Upcoming Season
CSI: Crime Scene Investigation	Drama	CBS (U.S.); CTV (Canada)	5th
CSI: Miami	Drama	CBS (U.S.); CTV (Canada)	3rd
This Hour Has 22 Minutes	Comedy	CBC (Canada)	12th

40-F11

        We have been successful at licensing broadcast rights of CSI around the world. In March 2001, TNN (The National Network, a subsidiary of Viacom, Inc.) acquired certain second window United States broadcast rights to the prime time drama series CSI: Crime Scene Investigation. Under the agreement, TNN began broadcasting episodes of CSI once per week (not in prime time) in September 2002 for 104 weeks through September 2004. TNN is permitted to broadcast episodes of CSI daily, Monday through Friday (though not against the network timeslot), commencing in September 2004. The licence fee for these U.S. second window rights is in excess of US$1.6 million per episode, which we believe is a record second window licence fee. Pursuant to our co-production agreement with CBS Productions, we share world-wide revenue with CBS Productions on a 50/50 basis after distribution fees and certain third-party profit participations. We and CBS Productions have retained the right to sell an additional window for weekend U.S. syndication for the period September 2004 through September 2006. In addition, through our international distribution network, we have sold and will continue to sell, the first and subsequent window broadcast rights of CSI to broadcasters around the world.

        In April 2002, before the end of its first season, certain second window United States broadcast rights to the prime time drama series CSI: Miami were sold to A&E Television Networks ("A&E"). Under the agreement, A&E has the right to air one episode per week (not in prime time and not against the network timeslot) from October 2004 to October 2006. In addition, A&E has acquired the United States second window broadcast rights for up to eight seasons of CSI: Miami, for broadcast anytime, except weekends and not against the network timeslot. The total value of the deal over its term could exceed US$230 million. The licence fee for these United States second window rights exceeds US$1.2 million per episode. The agreement is conditional upon the Company producing and CBS broadcasting the first three seasons of CSI: Miami. The Company and CBS Productions have retained the right to sell an additional window for weekend U.S. syndication for the period commencing September 2006 through September 2008.

        In the factual and children's genres, we seek to create or acquire profitable international rights to selected programs. In the children's genre, we have had success with Dragon Booster™, which has been sold to ABC Family in the U.S., ABC TV Australia, Sky and Five in the United Kingdom, and the CBC in Canada and has already demonstrated sales potential in merchandising including a worldwide toy deal with Jakks Pacific. Decisions on children's programming will be driven by market demand as well as merchandising and licensing opportunities. Decisions on factual programming will be driven primarily by the content needs of our Broadcast Group.

    Television Distribution

        We distribute our own and third party television programming and we receive revenue from program licence fees paid by broadcasters and buyers. In the United States and Canada, programming is delivered by conventional broadcast channels, cable and specialty television channels, individual television stations and DTH delivery services. Our television distribution business also provides us with access to growing markets outside North America. International output deals secure buyers in advance for our own television productions, which increases the predictability of our revenue and reduces our production exposure.

Recent Developments

        On May 12, 2004, the Partnership announced that one of its subsidiaries had acquired the Spanish film distributor Aurum Producciones, S.A. ("Aurum") for a purchase price of approximately $74 million. Aurum is the largest independent film distributor in Spain with a 6.5% market share of theatrical box office receipts in 2003. The acquisition is part of the Partnership's strategy to expand into continental Europe. The Aurum acquisition enables the Partnership to acquire distribution rights for films in three markets — Canada, the U.K. and Spain.

        Together with CBS Productions, we produced a pilot episode of a spin-off to the CSI franchise, CSI: New York. The pilot was launched as part of this season's run of CSI: Miami during May sweeps. On May 19, 2004, the CBS network announced that its 2004/2005 schedule will feature CSI: New York.

Our Strategy

        We are a leading vertically integrated media company, with each of our three Operating Groups striving to deliver strong results and solid returns to shareholders. We have three key strategies: (i) achieving financial strength; (ii) disciplined execution; and (iii) strategic growth.

40-F12

        Achieving Financial Strength.    We continue to make significant and increasing progress in our primary financial objective of reducing our indebtedness.

  •
  With the successful initial public offering of units in Movie Distribution Income Fund completed on October 15, 2003, we were able to accelerate debt reduction efforts, surface value in our motion picture distribution business and gain a partner to help us finance future growth opportunities.

  •
  With a continued keen focus on generating free cash flow in coming quarters, the Company expects that debt reduction will continue to accelerate and interest expense will decline significantly in the future.

        Disciplined Execution.    With a solid commitment to executing with discipline, we continue to make decisions that will ensure long-term growth and increased shareholder value.

  •
  We took decisive action in fiscal 2004 in response to the continued weakened international demand for prime-time dramatic programming. By exiting the production business to a significant degree, we expect to deliver considerable future cost savings and increased free cash flow with positive effects on future debt refinancing requirements.

  •
  We have materially reduced the size and scope of our production business by eliminating entire categories of production such as movies of the week, miniseries, feature films and new prime-time drama series outside of the CSI franchise.

  •
  This decisive action in the face of market realities has positioned us to deliver improved shareholder returns.

  •
  We consolidated our head office facilities into one location in Toronto. We were able to reduce our office rent expense by $8 million over the next four years and renegotiate the terms of our head office lease that was due to expire in the near-term.

        Strategic Growth.    Thanks to the increased flexibility afforded by our improved financial position, we are able to take advantage of strategic growth opportunities in each of our businesses.

  •
  We expect our seven established analog channels to continue to demonstrate growth in advertising sales, especially from Showcase and Food Network Canada. We also expect our seven new specialty channels to experience growth, in terms of subscriber revenues as well as in terms of audiences and advertising revenues.

  •
  With its leading market share position in the Canadian motion picture distribution business, the Partnership is focused on growth in continental Europe, using its U.K. subsidiary Momentum Pictures as a foundation. To that end, Momentum Pictures will look for potential expansion opportunities in key markets like Spain, France and Germany.

    Broadcast Group

        We are committed to expanding and growing our broadcast presence by focusing on three key areas: strong channel brands, innovative and high quality programming, and exceptional sales and marketing. All of our channels have well-developed, recognized brands, which help to distinguish these channels in an expanding television universe.

40-F13

  Strategy Update

  •
  We continue to be a leader in the fundamental shift of Canadian TV viewers toward specialty and pay TV at the expense of and away from conventional broadcast channels.

  •
  We hold an 8.9% market share of total regulated revenue in the specialty and pay TV sector, with advertising revenues and subscriber revenues up 42.6% and 14.6% respectively in the 2003 broadcast year ended August 31, 2003.

  •
  Our Operating Channels continue to demonstrate very strong growth in both audiences and advertising revenues.

  •
  Our Developing Channels continue to lead the pack among their peers, with a 21% market share in revenues.

  •
  Our higher ratings, increasing advertising revenues and growing subscriber base are due in part, we believe, to the premiere programming that we acquire and commission for our channels.

    Motion Picture Distribution Group

        We are committed to sustaining the Partnership's leading position in motion picture distribution in Canada, continuing the profitable growth of Momentum Pictures in the United Kingdom and exploring areas of growth both within and outside of these two markets.

  Strategy Update

  •
  Our biggest achievement this year was the launch of Movie Distribution Income Fund. The initial public offering generated gross proceeds of approximately $254 million to Alliance Atlantis and the Fund now trades on the Toronto Stock Exchange.

  •
  The Partnership set the Canadian box office record in calendar 2003 at $227 million for its theatrical releases. The Partnership continues its three-year hold on the top spot for market share at 22% with an exceptionally strong 30% market share in Quebec.

  •
  In Canada, the Partnership continues to benefit from a portfolio of output agreements that enable distribution in all media in Canada of films from several U.S.-based studios, including Miramax Films, New Line Cinema and Focus Features. Among the award-winning films the Partnership distributes under these agreements are The Lord of the Rings trilogy, Lost in Translation, Monster, and Cold Mountain as well as box office hits Elf, Spy Kids 3D: Game Over, Kill Bill, and the Texas Chainsaw Massacre.

  •
  The Partnership continued to benefit from the record-breaking success of The Lord of the Rings franchise with the theatrical release of The Lord of the Rings: The Return of the King, and the DVD/video release of The Lord of the Rings: The Two Towers. The third installment of the trilogy received 11 Oscars®, in addition to becoming the first film in Canadian history to gross over $50 million in box office sales within just 33 days of release.

    Entertainment Group

        As we exit the vast majority of our traditional production activities, we are focused on ensuring the continued success of the CSI franchise, which we co-own, co-produce and licence internationally. We are also focused on generating sales from our international television distribution library and selectively acquiring distribution and other rights to television productions that align with the content needs of our broadcast channels or international demand.

40-F14

  Strategy Update

  •
  Following a significant review that was announced in December 2003, the Entertainment Group is now primarily an international distributor of television content with limited and highly selective involvement in the creation of content.

  •
  In the factual and children's genres, we seek to create or acquire profitable international rights to selected programs. Decisions on factual programming will be driven primarily by the content needs of our Broadcast Group, while decisions on children's programming will be driven by market demand as well as merchandising and licensing opportunities.

  •
  Our international television distribution operation will continue to sell titles from our catalogue, which contains 800 titles and 5,400 hours, including CSI.

Industry Overview

    Broadcast

        Specialty television channels provide special interest, news, sports, arts and entertainment programming and are available to Canadians who subscribe to a particular cable or satellite service package. As of August 2001, there were 49 Canadian specialty services and 13 Canadian pay-TV services available to Canadian subscribers. In November 2000, the CRTC announced its licence decisions for new specialty television channels to be carried solely by digital distribution undertakings (satellite and digital cable). In total, 283 licences were awarded, of which 21 were Category 1 (mandatory carriage for a negotiated fee by digital services and genre protection) and 262 were Category 2 (optional carriage for a negotiated fee by digital services and no genre protection). According to the CRTC's Broadcasting Policy Monitoring Report, 2003, as of November 3, 2003 there were 56 digital-only services in operation, bringing the total number of Canadian specialty services to 105 (including English, French and third-language services).

        Specialty analog and digital television channels derive substantially all of their revenue from subscription fees and advertising. Cable, DTH and wireless broadband system operators that carry these channels pay channel owners a subscription fee. Analog specialty television channels are distributed either as part of a signal distributor's basic service, or as part of an "extended" or "discretionary" tier including other Canadian or non-Canadian specialty television channels. The wholesale subscriber fee payable to a channel owner for carriage of its service is regulated if it is carried as part of the basic service, but is not regulated if it is carried on an extended or discretionary tier. Digital specialty services are offered as part of a new discretionary tier of digital only theme packs or individual pick and pay services. The wholesale subscriber fee for carriage of digital services is not regulated. Regardless, the subscriber fee is specified in the specialty television channel owner's agreement with the signal distributor. Subscribers to extended or discretionary tiers pay monthly fees which reflect an amount for the basic service, plus an additional amount for the additional services for which they subscribe on the extended or discretionary tiers, or individual pick and pay.

        With respect to analog channels, specialty channel owners benefit from these stable, recurring subscriber fees, which are also supported by the high level of cable and satellite penetration in Canada. Although digital channels are available to fewer Canadians, penetration of the new specialty networks is increasing. As of November/December 2003, approximately 39% or 3.8 million of the estimated 9.8 million total TV subscribers in Canada received a digital TV service via a digital set-top box provided by their DTH satellite TV, cable, multipoint distribution system (wireless cable), or telephone provider. DTH accounted for 57% of all digital subscribers and cable had a 41% market share. The number of digital TV subscribers increased by about 4% (145,000) over August/September 2003. This compares to growth of approximately 3% or 93,800 in the previous three-month period.*

*    Decima Publishing, Digital Domain Report, Volume 3, Report 3, issued March/April 2004.

40-F15

        Specialty television channel revenue has grown significantly since the early 1990s. For the period from 1991 to 2001, according to industry sources, subscription revenue for Canadian specialty television channels grew from $172 million to $736 million while advertising revenue grew from $70 million to $438 million. In 2003, specialty television reported total revenues of $1.6 billion, up nearly 12% from the prior year. Of this, total subscription revenues accounted for over $940 million, up 2.4% from a year earlier. Airtime sales accounted for $592 million, a jump of 19% (CRTC year-end August 2003 Statistical Report). We expect specialty television advertising revenue share to continue to grow rapidly. Canadian specialty television channels still only accounted for 21.3% of total Canadian television advertising revenue in 2002/2003 even though the English language specialty and pay television audience share in Canada (for both Canadian services and U.S. services such as CNN and A&E) was 52% in 2003 (Nielsen Media).

        These industry results are consistent with the growth that we have seen in both audience levels and advertising revenues from our Operating Channels, and we believe it is a strong leading indicator for the future of our new specialty channels.

    Motion Picture Distribution

        The Canadian market for theatrical exhibition of motion pictures totaled approximately $857 million in 2003, or approximately 7% of the U.S. market and approximately 3% of the world market. Motion pictures produced by U.S.-based studios dominate the Canadian theatrical market in terms of the number of releases and theatrical box office receipts. The U.K. market for theatrical exhibition of motion pictures is approximately twice the size of the Canadian market. The total box office revenue in the United Kingdom in 2003 was approximately $2.0 billion, which represents approximately 6% of the world market. Motion pictures produced by U.S.-based studios also dominate the U.K. market, although domestically produced films are more popular in the United Kingdom than in Canada.*

        From 1993 through 2003, total theatrical box office receipts in Canada grew at a compound annual growth rate of 7.9%. In 2002, there were approximately 3,000 cinema screens in Canada, or 9.5 screens per 100,000 of population. This represents an increase in total screens of 22% since 1998. Over the same period, revenue per screen increased by 13% to approximately $245,000 per year. The increase has primarily been driven by a 15% increase in average ticket prices. The United Kingdom motion picture exhibition industry has experienced similar growth in theatrical box office receipts. In 2002, there were 3,258 cinema screens in the United Kingdom. This represents an increase in total screens of 26% since 1998. Admissions in 2002 were 176 million patrons, an increase of 3% since 1998.

        Revenues from home entertainment are derived from consumers either renting a video cassette or DVD for a specified period of time (rental revenue) or purchasing a video cassette or DVD for home use (sell-through revenue). Home entertainment typically represents the single largest source of revenue for a motion picture distributor. In Canada, the video cassette and DVD sell-through and rental market grew by 40% in 2002 to a total of approximately $3.5 billion. This represents more than three times the value of the theatrical market. The fastest growing part of this market is sell-through revenue, which increased by approximately 58% from 2001 to 2002 to more than $2.0 billion. In total, over 77 million video cassettes and DVDs were sold in Canada during 2002. In the United Kingdom, the total value of the rental and sell-through markets was approximately $5.7 billion in 2002, an increase of 26% over 2001. This is more than three times the value of the U.K. theatrical market. Sell-through revenue accounted for approximately $4.6 billion of the total revenue. DVD sales increased by 111% during 2002, with 169 million video cassettes and DVDs being sold in the United Kingdom in that year.

*    The statistics presented in this section are drawn from sources believed by management to be reliable but no assurance can be made as to their accuracy.

40-F16

    Entertainment

  Television — Production and Distribution

        U.S. and Canadian television broadcasters purchase the majority of their programming from major studios, with the balance from independent producers. Each of the major television networks in the United States and Canada currently schedules approximately 22 hours of prime time programming each week. Prime time programming generates the highest licence fees in these markets and generally consists of a mix of hour-long drama series, TV movies and mini-series, situation comedies and reality and entertainment programming. In recent years, the market share of the conventional broadcast networks in the United States has fallen due to the dramatic expansion of niche/cable networks both in analog and in digital.

        Generally, television programs are produced under contracts that provide for licence fee revenue, which may not cover all anticipated production costs. The "gap" or production deficit between these fees and production costs can be substantial. The ability to recover the production deficit and the realization of profits, if any, are generally dependent upon the ability to distribute the programs in multiple geographic regions, including international markets, or through multiple distribution channels.

        The international television industry is an important source of revenue for television producers and distributors. The introduction of sophisticated delivery technologies (including cable and satellite transmission), pay television, increased cable penetration and growth in video and DVD have all contributed to growth in the exploitation of television programming. Most foreign broadcasters air a mix of both local programming, often to satisfy local content regulations, and popular international programming which appeals to a wide audience.

Competition

        Our Broadcast Group competes for subscriber and advertising revenues with other operators of television channels in Canada, including Canwest Global, Bell Globemedia, CHUM Group, CBC, TV Ontario, Astral Communications Inc. and Corus Entertainment. As the CRTC licenses or authorizes carriage of additional television channels in Canada, the television audience is further fragmented, increasing competition for viewers and advertising dollars and creating downward pressure on program licence fees. The launch of approximately 50 new digital specialty services in 2001 resulted in an increase in these competitive pressures.

        The business of producing and distributing television programs and motion pictures is highly competitive. We face intense competition from other producers and distributors, including the Hollywood studios, many of which are substantially larger and have greater financial resources than we do and some of which own their own television networks.

        The motion picture distribution business in Canada and the United Kingdom is highly competitive. The Partnership faces competition from companies within the entertainment business, as well as alternative forms of leisure entertainment. Many of the major studios with which the Partnership competes are part of large, diversified corporate groups with a variety of other operations, including television networks and cable channels, which can provide both a means of distributing their content and stable sources of earnings that offset the fluctuations in the financial performance of their motion picture distribution operations.

Regulation

        All of the television services we own and operate or have ownership interests in are regulated by the CRTC pursuant to the Broadcasting Act (Canada) (the "Broadcasting Act") and the relevant regulations enacted thereunder, including the Specialty Services Regulations, 1990 (the "Specialty Regulations"). Under the Broadcasting Act, the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to ensuring compliance with certain broadcasting policy objectives set out in the Broadcasting Act.

40-F17

    Licensing

        The CRTC is empowered under the Broadcasting Act to issue licences of up to seven years to eligible entities to operate television channels. It also has the power to renew, suspend or revoke licences and to consider amendments to licence conditions. Licensees must comply with the Broadcasting Act and its regulations, conditions and expectations established in their licence, and the general policies and decisions of the CRTC as issued from time to time. Licences are generally renewed unless a licensee is in material non-compliance with their conditions of licence or the regulations.

        Life Network and Showcase had their licences renewed in 2001 for six-year terms, while HGTV Canada and History Television were renewed from March 1, 2004 until August 31, 2010. The licence for Food Network will be up for renewal in 2006. The licences for the analogue French-language services Series+ and Historia expire in August 2005.

        On November 24, 2000, the CRTC licenced 21 "Category 1" and 262 "Category 2" services, which may be distributed only by digital distribution technologies. Approximately 50 of these new digital services, including the seven owned and operated by Alliance Atlantis Broadcasting, have launched to date. The initial licence terms for all of these services expire August 31, 2007. Category 1 services are guaranteed carriage by digital distribution undertakings and are protected from competition in their genre. Category 2 services are not guaranteed carriage and may be competitive with other Category 2 services, but have fewer regulatory obligations.

        The conditions of licence for all specialty services, among other things, restrict the types of programming the service may exhibit, and contain minimum Canadian content exhibition requirements. The percentage of programming that must be Canadian varies with each channel depending on a number of factors, including the nature of the service, and are generally highest for our English-language analog services and lowest for Category 2 digital channels. Canadian analog and Category 1 digital services are also required under their conditions of licence to spend a minimum percentage of revenues on Canadian programming.

        Conditions of licence for most analog and Category 1 digital services also have obligations to acquire a certain amount of Canadian programming from unrelated production companies (defined as ones in which the licensee or any of its shareholders owns less than 30% of the equity).

        We believe that each of our licensees is in full compliance with all their conditions of licence and all applicable legislation and regulations and that all licences will be renewed when they come due. The CRTC may, however, impose different conditions at the time or renewal which cannot be anticipated and may have an impact on a licensee's profitability.

    Foreign Ownership Restrictions

        The federal government has issued a direction (the "Direction") to the CRTC not to issue broadcasting undertaking licences to, or renew broadcast undertaking licences issued to, applicants who are not "Canadian" within the meaning of the Direction. Pursuant to the Direction, a corporation is deemed to be "Canadian" if (a) it is incorporated or continued under the laws of Canada or a province thereof; (b) the chief executive officer is a resident Canadian; (c) not less than 80% of the directors are resident Canadians; (d) Canadians beneficially own and control not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes; and (e) it is not otherwise controlled in fact by non-Canadians, a question of fact which may be determined by the CRTC in its discretion.

        Where a licensee is a subsidiary corporation, its parent corporation must also be incorporated or continued under the laws of Canada or a province thereof and Canadians must beneficially own and control not less than 66 2/3% of the issued and outstanding voting shares and not less than 66 2/3% of the votes. In addition, unless Canadians own and control not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes of the parent corporation and unless its chief executive officer and 80% of its directors are resident Canadians, neither the parent corporation, nor its directors, may exercise any control or influence over any programming decisions of the licenced subsidiary. Alliance Atlantis Communications Inc. is not a direct licensee of any specialty television channel, but is the parent of subsidiary licensee corporations.

40-F18

        In order to ensure that we and our licenced subsidiaries comply with the requirements of the Direction, our articles include provisions pursuant to which our directors may refuse to allow the issue or to register the transfer of any of our shares, where such issuance or transfer would, in their opinion, negatively affect our rights or those of our subsidiaries to obtain, maintain or renew any CRTC licence. See "Description of Our Share Capital".

        We understand that the federal government is considering the elimination or reduction of foreign ownership limits in the communications industry. However, it is our understanding that no changes will apply to broadcast services.

    Restrictions on Transfers of Ownership and Control

        The CRTC also imposes restrictions on the transfer of ownership and control of specialty television channel licences. Pursuant to the Specialty Regulations, a holder of a specialty television channel licence must obtain prior approval of the CRTC with respect to any act, agreement or transaction that directly or indirectly would result in a material change of ownership or effective control of the licensee, or of a person who has, directly or indirectly, effective control of the licensee. Transferees of ownership or control of a licensee must demonstrate to the CRTC that the transfer is in the public interest and are required to provide a specific package of tangible benefits to the Canadian broadcasting system and the communities served by the licensee representing a financial contribution of 10% of the value of the transaction as accepted by the CRTC.

    Advertising

        Under CRTC regulations, a television licensee may broadcast a maximum of twelve minutes of advertising in each clock hour. There are certain exceptions for unpaid public service announcements and promotions of Canadian programming. In addition, certain advertising content is regulated by the CRTC and by various other legislation and regulations, as well as by industry codes and standards.

    Regulation of Subscriber Rates

        As noted above, for any service carried as part of the basic cable package, the rates that may be charged to subscribers are regulated by the CRTC and set forth as a condition of licence. All of our analog services are carried as part of the basic package on some cable systems in the country.

    Copyright Act

        Canadian copyright collectives representing copyright owners of music are entitled to collect royalties in respect of the music broadcast on our services. These royalties are established by the Copyright Board and paid by broadcasting services and distribution undertakings, as set forth in the Copyright Act (Canada). The Copyright Board recently released its decision on royalties payable to the Society of Composers, Authors and Music Publishers of Canada ("SOCAN") for the performance of music by specialty television services for the years 2001 - 2004. In previous years, the Tariff 17 royalty was calculated using the aggregate revenues of all specialty services to arrive at a rate per subscriber payable on the total number of subscribers of distribution undertakings. In its most recent decision, the Board changed its method of calculating royalties to one based on a percentage of each individual service's revenues. Although the overall Tariff 17 royalty amount payable to SOCAN has increased, we anticipate the change in calculation will result in a small reduction in the proportionate amount of the Tariff 17 royalty payable in respect of our services. Despite an increase in the overall royalty, the Company's revised share of the overall royalty is less than the amount the Company has reserved for this purpose. In future, our Tariff 17 royalty obligations could increase or decrease depending on the decision of the Board, settlements with SOCAN on royalties payable after 2004, or the outcome of negotiations with distribution undertakings.

40-F19

    Motion Picture Distribution Regulation

        In most Canadian provinces and territories, a licence to engage in the motion picture distribution business must be obtained from applicable provincial regulatory authorities. In all of these jurisdictions, other than Québec, there are limited requirements associated with the issue and renewal of such licences. Pursuant to the Cinema Act (Québec), only companies whose "principal place of business" is located in Québec can hold a general distribution licence in Québec. Vivafilm was granted a general distribution licence in 1998.

        The Investment Canada Act (Canada) provides for the review by the Ministry of Canadian Heritage of proposed investments or acquisitions that could result in the foreign ownership and control of Canadian cultural businesses, including motion picture distribution. These restrictions on foreign ownership and control do not preclude a non-Canadian (including a U.S.-based studio) from distributing a motion picture produced by that person or its affiliates.

    Canada Feature Film Fund

        The Canadian federal government's financing support to the Canadian film industry is provided through the "Canada Feature Film Fund". Financing is available to motion picture distributors for Canadian theatrical release costs ranging from test marketing and campaign creation to prints and advertising. Financing provided by Telefilm Canada pursuant to the Canada Feature Film Fund is in the form of a non-interest bearing advance of up to 75% of the eligible Canadian marketing costs for the release of the film.

Intellectual Property

        We use a number of trademarks for our products and services as well as trademarks, logos and other representations of characters used in our productions. Many of these trademarks are registered by us and those trademarks that are not registered are protected by common law. We have taken affirmative legal steps to protect our trademarks and we believe our trademark position is adequately protected. We also believe that our trademarks are generally well recognized by consumers of our products and are associated with a high level of quality and value. Through our partnerships with owners of some of the leading channel brands in the world, we have licenced the use of certain trademarks and related intellectual property rights for our new specialty from National Geographic, the BBC and Discovery Communications.

        In October 2003, we entered into a trademark licence agreement with Movie Distribution Income Fund and the Partnership pursuant to which the Partnership and Movie Distribution Income Fund have been granted a licence by us to use certain of our trademarks in Canada for use only in connection with the distribution and exhibition of motion pictures.

        Distribution rights to television programming and motion pictures are granted legal protection under the copyright laws of Canada, the United States and most foreign countries, which impose substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures and television programming. From time to time, various third parties contest or infringe upon our intellectual property rights. We believe that we take, and plan to continue taking, all appropriate and reasonable measures to secure, protect and maintain or obtain agreements from licensees to secure, protect and maintain copyright protection for all of the motion pictures and television programming produced and distributed by us under the laws of all applicable jurisdictions. We can give no assurance that our actions to establish and protect our trade-marks and other proprietary rights will be adequate to prevent imitation or copying of our filmed entertainment by others or to prevent third parties from seeking to block sales of our filmed entertainment as a violation of their trade-marks and proprietary rights.

        Moreover, we can give no assurance that others will not assert rights in, or ownership of, our trade-marks and other proprietary rights, or that we will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States or Canada.

40-F20

        In April 2002, the Supreme Court of Canada decided that the correct interpretation of sections 9 and 10 of the Radiocommunication Act (Canada) is that they make it illegal to own or sell equipment in Canada that is capable of decoding encrypted US or other foreign direct-to-home television satellite signals. We have commenced a legal action in the Federal Court of Canada (together with Bell ExpressVu, Astral and CTV Inc.) against a number of dealers engaged in the importation and sale of US direct-to-home satellite television equipment seeking injunctive relief together with substantial damages for losses suffered in connection with their illegal activities, including lost subscription revenue for our broadcast channels and lost distribution revenue in our content business. We, along with other industry participants, will continue to vigorously pursue legal actions against those who participate in the sale and distribution of illegal US direct-to-home satellite equipment. We are also participating in public awareness campaigns intended to inform Canadians of both the illegality of owning US direct-to-home satellite equipment and the negative impact of satellite signal piracy on the Canadian broadcast and production industries.

Properties and Facilities

        We have offices in Toronto, Montreal, Edmonton, Vancouver and Halifax in Canada, and Los Angeles (U.S.), London (England), Sydney (Australia) and Dublin and Shannon in Ireland.

        Our corporate head office is located at 121 Bloor Street East, Suite 1500, Toronto, Ontario, Canada, which consists of approximately 155,559 square feet of space under leases expiring in June 2018. We believe that our properties are in good condition and sufficient for our purposes.

        As of June 1, 2004, we lease the following properties:

Address	Square Feet	Expiration Date
22 Boston Avenue Toronto, Ontario M4M 2T9 Canada	3,463	July 2004 — September 2004
257 Adelaide Street West, Suite 600 Toronto, Ontario M5H 1X9 Canada	6,700	September 2004
3720-76 Avenue Edmonton, Alberta T6B 2N9 Canada	21,760	June 2004
5091 Terminal Road Halifax, Nova Scotia B3J 2A2 Canada	66,415	December 2007
808 Wilshire Blvd., Suite 300 Santa Monica, California 90401-1810 U.S.A.	32,027	February 2006
Second Floor 184-192 Drummond Street London NW1 3HP England	2,046	January 2008
40 Westland Row Dublin, Ireland	5,000	February 2006

40-F21

Address	Square Feet	Expiration Date
Block l, Unit C Shannon Business Park Shannon, Co. Clare, Ireland	2,000	Month to month
401 Darling Street, Suite 2 Balmain, Sydney NSW 2041 Australia	1,535	August 2004
Cinevillage 65 Heward Avenue Toronto, Ontario M4M 2T5 Canada	58,330	March 2006 — March 2009
1668 Barrington Street Suite 500 Halifax, Nova Scotia B3J 2A2 Canada	12,966	March 2005

        We also own the following property:

Address	Square Feet	Comments
Soho Metropolitan Condominium 36 Blue Jays Way, Suite 1305 Toronto Ontario M5V 3T3 Canada	1,100	The condominium is leased to third parties and listed for sale.

Employees

        As at June 1, 2004, we employed approximately 580 employees in Canada, the United States, Europe and Australia. In addition, like any entertainment company, from time to time we employ the services of a variety of individuals, many of whom are engaged under collective bargaining agreements negotiated with various guilds and unions. The key guilds and unions which negotiate on behalf of individuals engaged by production companies include: Alliance of Canadian Cinema, Television and Radio Artists (ACTRA) and Union of British Columbia Performers (UBCP) and Screen Actor's Guild (SAG) (for performers), Writers Guild of Canada (WGC) and Writers Guild of America (WGA) (for writers), Directors Guild of Canada (DGC) and Directors Guild of America (DGA) (for directors and other key positions) and Association of Canadian Film Craftspeople (ACFC), and International Alliance of Theatrical Stage Employees, Artists and Allied Crafts (IATSE) (for technicians).

        We have never been the target of a strike. We believe that collective bargaining provides us with many benefits, including ease of hiring crews, relatively low cost of contract negotiations, and established grievance procedures. We believe relations with our employees and the key guilds and unions are good.

Legal Proceedings

        We are involved from time to time in various claims and lawsuits incidental to the ordinary course of our business, including intellectual property actions. Adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, or require us to seek licences from third parties, any one of which could have an adverse effect on our business and results of operations. Actions which are incidental to our business are typically covered by insurance and management has estimated the potential liability and expensed the amount on its financial statements. While no assurance can be given that these proceedings will be favourably resolved, we do not believe that the outcome of these legal proceedings will have a materially adverse impact on our financial position or results of operations.

40-F22

MANAGEMENT

Executive Officers and Directors

        Our board currently consists of ten directors, each of whom holds office until the next annual meeting of our shareholders or until a successor is elected or appointed. At our annual meeting of shareholders, to be held on June 30, 2004, our current board of directors has been proposed for re-election. Our board of directors has established an audit committee, an executive committee and a corporate governance and human resources committee. Particulars relating to each of our ten current directors as well as their memberships on various committees are set out below.

Nominee for Election as Director(1)	Director Since	Shareholdings	Board Meetings	Committees Meetings
ANTHONY F. GRIFFITHS(2)(3)	January 1996	10,052 Class B Shares 8,367 DSUs 5,000 PSAPs	8 of 8	6 of 7 AC(4) 4 of 4 EC(4)

Anthony F. Griffiths resides in Toronto, Ontario. Since 1993, Mr. Griffiths has been associated with various companies acting as an independent consultant. Mr. Griffiths is the Chairman of the Board of Directors of Russel Metals Inc. and Brazilian Resources Inc. Mr. Griffiths is also a director of ShawCor Ltd., Vitran Corporation, Fairfax Financial Holdings Limited, IMI International Medical Innovations Inc., Hub International Limited and Odyssey Re Holdings Corp. Formerly, Mr. Griffiths was President and Chief Executive Officer of Jonlab Investments, Chairman and Chief Executive Officer of Canadian Cablesystems Ltd. and Chairman, President and Chief Executive Officer of Mitel Corp.
PIERRE DESROCHES	September 1995	100 Class A Shares 2,494 Class B Shares 4,665 DSUs 5,000 PSAPs	8 of 8	6 of 6 GC(4)

Pierre DesRoches resides in Saint Lambert, Quebec. Mr. DesRoches is a business consultant to the communications industry. Over the last several years he has provided advice to the Department of Canadian Heritage, the Canadian Broadcasting Corporation and the Société des entreprises culturelles de Québec. Formerly, Mr. DesRoches was the Executive Director of Telefilm Canada, the Executive Vice President of the Canadian Broadcasting Corporation, the President of the North American National Broadcasters Association and the President of the French-speaking community of public broadcasters. Mr. DesRoches has been a director of Telesat Canada, the Montreal Opera Company and the Banff Television Festival. He has been honoured by the French government who named him officier of l'Ordre des arts et des lettres de France.
HAROLD P. GORDON, Q.C.	December 1992	6,760 Class A Shares 3,692 Class B Shares 7,862 DSUs 5,000 PSAPs	8 of 8	4 of 4 EC 6 of 6 GC

Harold P. Gordon resides in Sunny Isles, Florida. In November 2001, Mr. Gordon was appointed Chairman of the Board of Directors of Dundee Bancorp Inc. Mr. Gordon has previously worked as a special assistant to a Minister of the Federal Government of Canada, was a managing partner of Stikeman Elliott LLP during his 28-year career as a practicing lawyer and was most recently Vice Chairman of Hasbro Inc. Mr. Gordon serves as a director of Dundee Bancorp Inc., Transcontinental Limited, Dorel Industries Limited, Sonomax Hearing Health Care Inc. and is Chairman of the Sauve Scholars Foundation.

40-F23

Nominee for Election as Director(1)	Director Since	Shareholdings	Board Meetings	Committees Meetings
ELLIS JACOB	December 1992	633 Class B Shares 6,685 DSUs 5,000 PSAPs	7 of 8	7 of 7 AC

Ellis Jacob resides in Toronto, Ontario. Mr. Jacob is the President and Chief Executive Officer of Cineplex Galaxy LP, one of Canada's largest motion picture exhibitors. From 1999 to November 25, 2003 Mr. Jacob was the Chief Executive Officer and co-founder of Galaxy Entertainment Inc., a motion picture exhibition chain specializing in smaller Canadian markets. From September 1998 to October 2000, Mr. Jacob was a consultant to Alliance Atlantis Communications Inc. and prior to September 1998, Mr. Jacob was the Executive Vice President and Chief Operating Officer of Cineplex Odeon. Mr. Jacob is a director of Motion Picture Distribution Inc., Toronto International Film Festival Group, Motion Picture Theatre Association of Canada and various charitable boards and committees.
ALLEN KARP, Q.C.(5)	March 1992	4,784 Class B Shares 7,862 DSUs 5,000 PSAPs	8 of 8	4 of 4 EC 6 of 6 GC

Allen Karp resides in Toronto, Ontario. Mr. Karp has been with Cineplex Odeon Corporation since 1986, where he is currently the Chairman, Emeritus. Mr. Karp was a partner in the law firm of Goodman and Carr LLP, where he practiced the law from 1966 until 1986. Mr. Karp also sits on the Board of Directors of Teknion Corporation where he is lead director and sits on all major committees; is a Trustee of Royal LePage Franchise Services Fund and a director of its management company, the Chair of the Corporate Governance Committee and on the Audit Committee; sits on the Board of Directors of the Canadian Film Centre; and is Chairman of the Toronto International Film Festival Group and a member of all major committees.
DAVID J. KASSIE	December 1992	718 Class B Shares 6,462 DSUs 5,000 PSAPs	6 of 8

David J. Kassie resides in Toronto, Ontario. Mr. Kassie is Chairman and CEO of Carem Merchant Bank. He is the former Chairman and Chief Executive Officer of CIBC World Markets and the Vice Chairman of CIBC. Mr. Kassie has extensive experience as an advisor, underwriter and principal. He sits on a number of Boards of Directors. Mr. Kassie is actively involved in community and charitable organizations and is on the Board of Directors of the Hospital for Sick Children, the Shoah Foundation and Women in Capital Markets and is an Advisory Board Member of the Ivey School of Business.
MICHAEL I.M. MACMILLAN	June 1989	2,641,749 Class A Shares(6) 27,889 Class B Shares 300,000 PSAPs	8 of 8	4 of 4 EC

Michael I.M. MacMillan resides in Toronto, Ontario. Mr. MacMillan is the Chairman and Chief Executive Officer of Alliance Atlantis Communications Inc. Mr. MacMillan is also the Chairman of the Board of Directors of Motion Picture Distribution Inc. Mr. MacMillan has served on various corporate boards and has been involved with a variety of charitable and community organizations. He is currently on the board of the Canadian Club of Toronto, the Toronto International Film Festival and is a Governor of Upper Canada College.

40-F24

Nominee for Election as Director(1)	Director Since	Shareholdings	Board Meetings	Committees Meetings
DR. MARGOT NORTHEY	September 2001	1000 Class B Shares 2,217 DSUs 5,000 PSAPs	7 of 8	7 of 7 AC

Dr. Margot Northey resides in North Saanich, British Columbia. Dr. Northey was a Professor and Dean of Queen's School of Business at Queen's University in Kingston, Ontario from September 1995 to June 2002. Dr. Northey is currently on the Board of Directors of Stressgen Biotechnologies, Wawanesa Insurance Company, Nexfor Inc., British Columbia Transmission Corp. and Aliant Inc. Dr. Northey has been a Vice President of the International Association of Business Communicators and a Director of the Association to Advance Collegiate Schools of Business. Dr. Northey has also served on the selection committee for the CEO of the Year Award and for the Ontario Rhodes Scholarships. Dr. Northey is the author of five books and several articles.
BARRY J. REITER(7)	September 1993	1 Class A Share 11,452 Class B Shares 9,040 DSUs 5,000 PSAPs	5 of 8	4 of 4 EC 6 of 6 GC

Barry J. Reiter resides in Toronto, Ontario. Mr. Reiter is the Chairman of the Technology Group and a member of the Executive Committee of Torys LLP, a law firm based in New York and Toronto. Mr. Reiter is the Chairman of the Board of Directors of Algorithmics Inc. Mr. Reiter also serves as a director of Avotus Corporation, Skypower Corporation, Eco Waste Solutions Inc., RBC Technology Ventures Inc. and 724 Solutions Inc.
DONALD R. SOBEY	September 1996	159,316 Class A Shares 3,044 Class B Shares 7,977 DSUs 5,000 PSAPs	7 of 8	7 of 7 AC

Donald R. Sobey resides in Stellarton, Nova Scotia. Mr. Sobey is the Chairman of Empire Company Limited. Mr. Sobey sits on numerous Boards of Directors including Sobeys Inc., High Liner Foods Inc., Toronto-Dominion Bank, Stora Enso Port Hawkesbury and World Wildlife Fund. Mr. Sobey is also the Chair of the National Gallery of Canada.

Notes:

(1)
Each of the directors have held the principal occupations listed below for the preceding five years except where otherwise noted.

(2)
Effective November 22, 2002, Mr. Griffiths was appointed Lead Director of the Board.

(3)
Anthony Griffiths is a member of the board of directors of Brazilian Resources Inc.. which was the subject of a temporary cease trade order issued by the Ontario Securities Commission on June 10, 2001. The order was rescinded on July 30, 2001. The exchange suspended trading in Brazilian as a result of a cease trade order issued by the British Columbia Securities Commission on June 30, 2003 due to the late filing of financial statements. This cease trade order was lifted by the British Columbia Securities Commission on July 8, 2003 and by the Ontario Securities Commission on July 29, 2003. Mr. Griffiths was formerly a director of Consumers Packing Inc. (2001), while it operated under the protection of the Companies' Creditors Arrangement Act ("CCAA"). During the protection period, cease trade orders were issued against management and insiders due to the failure to file financial statements. Mr. Griffiths was also a director of Confederations Life Insurance Company at the time it was placed into liquidation (1994); a director of Consumers Packaging Inc. at the time it was placed in liquidation under the protection of the CCAA, and he is a director of Slater Steel Inc. which is operating presently under the protection of the CCAA in an orderly wind-down.

(4)
AC means Audit Committee; GC means Corporate Governance and Human Resources Committee; and EC means Executive Committee.

(5)
Allen Karp was a director of Cineplex Odeon Corporation and Loews Cineplex Entertainment Corp. which filed for bankruptcy protection in 2001.

(6)
Mr. MacMillan controls 2,641,749 Class A Shares including 74,000 Class A Shares which he owns directly.

(7)
Barry Reiter was a director of LAVA Systems Inc. In 1999, LAVA's common shares were the subject of a cease trade order for a period exceeding 30 consecutive days, which is currently in effect. In addition, in that year LAVA had a receiver appointed to hold and dispose of its assets.

40-F25

        The names of the officers of the Corporation (other than officers who are also directors) as at June 1, 2004, their municipality of residence, their current offices and other principal occupations during the last five years are set out below:

Name and Municipality of Residence	Office	Principal Occupations and Positions During the Last Five Years
W. Judson Martin Toronto, Ontario	Senior Executive Vice President and Chief Financial Officer	Formerly President, Chief Executive Officer and Chief Operating Officer of TGS North American Real Estate Investment Trust; Executive Vice President and Chief Financial Officer of Alliance Atlantis Communications Inc.; Senior Executive Vice President, Chief Financial Officer and a director of MDC Corporation Inc.
Phyllis Yaffe Toronto, Ontario	Chief Operating Officer	Formerly Chief Executive Officer, Broadcast Group
Heather E. Conway Toronto, Ontario	Executive Vice President, Corporate and Public Affairs	Formerly Executive Vice President Corporate and Public Affairs, Canadian chartered bank
Paul Laberge Toronto, Ontario	Senior Vice President, Corporate Development, General Counsel and Corporate Secretary	Formerly Vice President, Corporate Development of the Corporation; Vice President, General Counsel and Corporate Secretary, Alliance Communications Corporation
Rita A. Middleton Grimsby, Ontario	Senior Vice President Finance, Corporate Group	Formerly Senior Vice President Finance and Corporate Development, Broadcast Group
Susan Berger Toronto, Ontario	Treasurer	Formerly Treasurer, Atlantis Communications Inc.; Director, Cash and Treasury Management, Canadian chartered bank

        As of June 1, 2004, the directors and officers of Alliance Atlantis Communications Inc. beneficially owned, directly or indirectly, or exercised control or direction over approximately 2,807,926 Class A Shares, representing approximately 94.51% of the outstanding Class A Shares and approximately 84,326 Class B Shares representing approximately 0.21% of the outstanding Class B. The foregoing ownership figures have been provided to us by the individuals indicated and have not been independently verified by us.

DESCRIPTION OF SHARE CAPITAL

        The following chart sets out our authorized share capital.

Shares	Authorized
Class A Voting Shares	Unlimited
Class B Non-Voting Shares	Unlimited

        Our share capital formerly authorized 275,000 Class C Special Voting Shares and one Class D Special Non-Voting Share. None of these shares is outstanding and no further shares of these classes can be issued.

40-F26

        The following description refers only to the share capital of Alliance Atlantis Communications Inc. and not to any of our subsidiaries.

Class A Voting Shares and Class B Non-Voting Shares

        Voting Rights.    The Class A Voting Shares entitle the holders thereof to one vote per share. The Class B Non-Voting Shares do not entitle the holders thereof to any votes at meetings of our shareholders, subject to the condition that the Class B Non-Voting Shares entitle the holders thereof to one vote per share on any vote in respect of our liquidation, dissolution or winding-up or the sale, lease or exchange of all or substantially all of our property and as otherwise provided by law.

        Payment of Dividends.    The holders of Class A Voting Shares and Class B Non-Voting Shares participate equally with each other in respect of the payment of dividends, including the amount per share of the dividend.

        Distribution of Assets.    The Class A Voting Shares and Class B Non-Voting Shares rank equally with each other in respect of the return of capital in the event of the liquidation, dissolution or other distribution of our assets for the purpose of winding up our affairs.

        Preservation of Rights.    If either of the Class A Voting Shares or Class B Non-Voting Shares are subdivided, consolidated, reclassified or otherwise changed, appropriate adjustments shall be made at the same time to the rights attaching to the shares of the other class to ensure the preservation of the rights of each class in relation to those of the other.

        Conversion Rights.    Each Class A Voting Share is convertible at any time, at the holder's option, into one fully paid and non-assessable Class B Non-Voting Share.

        If an offer (the "Offer") is made to purchase Class A Voting Shares and the Offer is one which must, pursuant to applicable securities legislation or the rules of a stock exchange on which the Class A Voting Shares are then listed, be made to all or substantially all of the holders of Class A Voting Shares in a province of Canada to which the requirement applies, each Class B Non-Voting Share will become convertible at the option of the holder, at any time commencing eight days after the Offer is made and ending at the expiration of the Offer, into one Class A Voting Share. The conversion right may be exercised only for the purpose of depositing the resulting Class A Voting Shares in response to the Offer and our transfer agent (the "Transfer Agent") will deposit the resulting Class A Voting Shares on behalf of the shareholder. No share certificates representing the Class A Voting Shares will be delivered to the shareholder.

        If (a) Class A Voting Shares resulting from the conversion and deposited pursuant to the Offer are withdrawn by the shareholder or are not taken up by the offeror or (b) the Offer is abandoned or withdrawn by the offeror, the Class A Voting Shares will be re-converted into Class B Non-Voting Shares and a share certificate representing the Class B Non-Voting Shares will be sent to the shareholder by the Transfer Agent.

        If the offeror takes up and pays for the Class A Voting Shares resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the offeror.

        There is no right to convert the Class B Non-Voting Shares into Class A Voting Shares in the following cases:

  •
  the Offer is not required under applicable securities legislation or the rules of a stock exchange on which the Class A Voting Shares are then listed to be made to all or substantially all holders of Class A Voting Shares who are resident in a province of Canada to which the legislation applies (that is, the Offer is an "exempt take-over bid" within the meaning of the said securities legislation);

  •
  an offer to purchase Class B Non-Voting Shares is made concurrently with the Offer and the two offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made and in all other material respects. The offer to purchase the Class B Non-Voting Shares must be unconditional, subject to the exception that the offer for the Class B Non-Voting Shares may contain a condition to the effect that the offeror not be required to take up and pay for Class B Non-Voting Shares tendered in response to the offer if no Class A Voting Shares are purchased pursuant to the Offer; or

40-F27

  •
  holders of Class A Voting Shares representing, in the aggregate, more than 50% of the outstanding Class A Voting Shares (excluding shares owned immediately prior to the Offer by the offeror and any party acting jointly or in concert with the offeror, as defined in the relevant securities legislation) certify to the Transfer Agent and to our Corporate Secretary that they will not tender any shares in response to the Offer and such certificate is not withdrawn during the offer period.

        Each Class B Non-Voting Share will be automatically converted into one Class A Voting Share in the event that the Chairman of our board of directors fails to deliver to the Transfer Agent, within 140 days of the end of the immediately preceding fiscal year of the Corporation, a certificate, signed by the Chairman, that an independent committee of our board of directors has determined that it continues to be necessary for us to be Canadian controlled, or that there be limitations on the number of shares held by non-Canadians, for the purposes of determining our eligibility for financial incentives or assistance or licences from any Canadian federal or provincial government or agency or for any other regulatory purpose. We have delivered a certificate to our Transfer Agent in respect of the fiscal year ended December 31, 2003.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Subordinated Notes

        On November 15, 1999, we issued US$150 million aggregate principal amount, on June 13, 2000 we issued an additional US$55 million aggregate principal amount and on January 25, 2001, we issued an additional US$95 million aggregate principal amount of our 13% senior subordinated notes due December 15, 2009 (the "Notes"). The Notes were issued under an indenture dated as of November 15, 1999 between Alliance Atlantis Communications Inc. and The Bank of Nova Scotia Trust Company of New York, as trustee (the "Trustee") as supplemented on April 1, 2000, June 13, 2000 and January 25, 2001 (as supplemented, the "Indenture"). For purposes of this description of the Notes, references to the "Company", "we", "us" and "our" refer to Alliance Atlantis Communications Inc. only and not to any of its subsidiaries.

        The Notes are senior subordinated debt and rank junior to all of the Company's senior indebtedness, including our credit facility. The Notes effectively rank junior to all debt and liabilities of the Company's subsidiaries, including trade payables.

        At any time on or after December 15, 2004 we may redeem all or a portion of the Notes at specified redemption rates ranging from 106.5% of the principal amount at December 14, 2004 to 100% of the principal amount after December 15, 2007, plus accrued and unpaid interest.

        Upon the occurrence of a change of control and a decline in the rating of the Notes, or certain types of asset sales, we must offer to purchase the Notes at a purchase price equal to 101% of their principal amount, plus accrued interest to the date of purchase.

        The Indenture restricts our ability and the ability of certain of our subsidiaries to: (a) incur more debt; (b) pay dividends, redeem stock, make other distributions or make certain investments; (c) issue capital stock; (d) use assets as security in other transactions; (e) enter into transactions with affiliates; (f) merge or consolidate; and (g) transfer or sell assets. These covenants are subject to important qualifications and limitations set forth in the Indenture.

        Events of default under the Indenture include: (a) failure to pay principal, interest or premium, if any, when due; (b) failure to perform any covenant of the Company under the Indenture or the Notes; (c) default under the terms of other material debt for money borrowed by the Company or its subsidiaries (including the credit facility), resulting in the acceleration of such debt; (d) the failure to satisfy certain material judgments against the Company or its subsidiaries; and (e) certain events of bankruptcy, insolvency or reorganization affecting the Company or its subsidiaries.

40-F28

        Upon the occurrence and during the continuance of an event of default under the Indenture, either the Trustee or the holders of not less than 25% in principal amount of the Notes may declare the principal of all Notes due and payable immediately.

Credit Facility

        We have one committed credit facility dated as of January 9, 2001 (as amended pursuant to amending agreements dated as of June 25, 2001, May 31, 2002 and August 22, 2003) and entered into with a syndicate of lenders (the "Lenders"). The credit facility consists of the following:

  •
  a revolving facility in the amount of $400 million in favor of the Company. This facility is used to finance motion picture and television production and distribution costs, the costs associated with our specialty channels and for general corporate purposes. It is available until January of 2006 and has no amortization requirements; and

  •
  an overdraft facility of $25 million in favor of the Company with a Canadian chartered bank to meet day to day financing requirements, which is repayable on demand.

        For purposes of this description of the credit facility, references to the "Company", "we", "us" and "our" refer to Alliance Atlantis Communications Inc. only and not to any of its subsidiaries.

        Borrowings under the credit facility are secured by a first ranking lien against substantially all of the assets of the Company. Our obligations under the credit facility are guaranteed by substantially all of our wholly owned subsidiaries and secured by first ranking liens on the property and assets of those subsidiaries and are also secured by liens against the property and assets of certain of our non-wholly owned subsidiaries and certain other affiliates carrying out productions which are financed by us.

        Advances under the credit facility are available by way of Canadian dollar bankers' acceptances, Canadian dollar prime rate loans, U.S. dollar base rate loans, LIBOR advances and letters of credit. Interest rates are in all cases variable and fluctuate within a range depending on the ratio of our debt to earnings from time to time.

        The credit facility contains covenants imposing certain operating and financial restrictions on us and our subsidiaries as well as customary affirmative covenants and industry-specific covenants. The terms of the credit facility restrict, among other things, our ability to: (a) declare dividends, redeem or repurchase capital stock or make other distributions to our shareholders; (b) prepay or redeem debt; (c) grant liens; (d) make loans, acquisitions and investments; (e) incur more debt; (f) amend or otherwise alter debt and other material agreements; (g) make capital expenditures; (h) engage in mergers, reorganizations and asset sales out of the ordinary course of business; (i) change our core business; (j) engage in transactions with related parties; (k) enter into certain sale leaseback transactions; (l) incur development costs and distribution and production expenses not supported by adequate pre-sales; or (m) enter into productions without complying with certain completion bonding requirements.

        Events of default under the credit facility include: (a) a change of control of the Company; (b) failure to pay principal, interest or other amounts when due; (c) breach of any covenant or representation and warranty contained in the loan documents; (d) cross-default provisions to other material indebtedness (including, without limitation, the Notes); (e) customary events of bankruptcy, insolvency or dissolution of the Company or its subsidiaries; and (f) the enforcement of certain judgments against the Company, its subsidiaries or their assets or the seizing of material assets by other creditors. Upon the occurrence and continuance of an event of default under the credit facility, the Lenders are entitled to terminate their commitments to lend and declare the outstanding advances due and payable.

Other Indebtedness

        Certain of our subsidiaries have additional indebtedness in respect of loans (known as industry loans) made by broadcasting industry lenders (such as Rogers Cablesystems Limited, CanWest Global Broadcasting Inc. and Baton Broadcasting Inc.) which loans are generally advanced in connection with specific productions and secured in a first-ranking position against the assets of the applicable production and, in certain cases, by guarantees from us. Such loans are public-policy mandated by the Canadian federal government and various provincial governments and are generally made at favorable interest rates and on favorable terms. As at December 31, 2003, total indebtedness of our subsidiaries in respect of such loans was $3.8 million.

40-F29

FOREIGN REVENUE

        A significant portion of the our revenues and expenses are in currencies other than Canadian dollars, and, therefore, subject to fluctuations in exchange rates. Approximately 24.8% of our revenue for the nine-month period ended December 31, 2003 was derived from our foreign operations. Exchange rates are determined by market factors beyond our control and may vary substantially and have a material adverse effect on our results of operations. For significant transactions, we have occasionally purchased future currency contracts in order to minimize the risk of currency fluctuation. At present, we are not aware of any existing currency or exchange control regulations in any country in which we currently contemplate exploiting our properties which would have an adverse effect on our ability to repatriate such funds.

SEASONAL FLUCTUATIONS

        Results of operations for any period are significantly dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. Consequently, our results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. A large percentage of a television program's revenues is recognized when the program is delivered pursuant to a non-cancellable agreement, provided the applicable broadcast season has commenced. Minimum guaranteed revenues from licence agreements typically are recognized when the licence period begins and the program is delivered. Revenues from subsequent licensing of delivered product, including rerun strip syndication (i.e. sales of previously-aired episodes licenced for broadcast in a five-day-a-week format) are recognized on the commencement of the licence agreement.

        Although industry practices are changing, due, in part, to increased competition from new channels, broadcasters make most of their annual programming commitments between February and June so that new programs are ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, our revenues are not earned on an even basis throughout the year. In particular, revenues are generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period, and highest in the first, third, and, particularly the fourth calendar quarter.

        Variations in the Partnership's total revenue from quarter to quarter result primarily from the number of motion pictures scheduled for theatrical or home entertainment release in a particular quarter.

40-F30

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data for the previous three fiscal years has been derived, in part, from, and should be read in conjunction with the 2004 Financial Statements, including the notes thereto.

ANNUAL CONSOLIDATED FINANCIAL DATA
(in millions of dollars, except per share information)

	9 months ended December 31	Years ended March 31
	2004	2003 (revised)	2002 (revised)
Revenues	$640.2	$872.0	$884.9
Net earnings (loss) before discontinued operations	(153.9)	(40.4)	(23.4)
Net earnings (loss)	(169.6)	(41.3)	28.3
Basic and diluted earnings (loss) per common share before discontinued operations	(3.60)	(0.95)	0.59
Basic and diluted earnings (loss) per common share	(3.96)	(0.97)	0.71
Total Assets	1,416.2	1,642.1	1,660.4
Loans payable	79.4	99.3	125.5
Senior subordinated notes	389.0	441.0	477.0
Dividends per common share	—	—	—

QUARTERLY CONSOLIDATED FINANCIAL DATA
(in millions of dollars, except per share information)
(Unaudited)

	December 31, 2003	September 30, 2003 (revised)(1)	June 30, 2003 (revised)(1)	March 31, 2003 (revised)(1)	December 31, 2002 (revised)(1)	September 30, 2002 (revised)(1)	June 30, 2002 (revised)(1)	March 31, 2002 (revised)(1)
Revenues	$267.8	$212.7	$159.7	$225.8	$250.2	$237.5	$158.5	$231.0
Earnings (loss) before income taxes and discontinued operations	(97.0)	(11.8)	(1.0)	(3.2)	(19.7)	(11.6)	10.9	(0.1)
Net earnings (loss) before discontinued operations	(136.6)	(10.2)	(7.1)	(11.9)	(25.9)	(11.3)	8.7	(2.8)
Net earnings (loss)	(151.7)	(10.8)	(7.1)	(12.5)	(26.0)	(11.0)	8.2	—
Basic and diluted earnings (loss) per common share before discontinued operations	(3.19)	(0.24)	(0.17)	(0.28)	(0.61)	(0.26)	0.20	(0.07)
Basic and diluted earnings (loss) per common share	(3.54)	(0.25)	(0.17)	(0.29)	(0.61)	(0.26)	0.19	—

(1)
During the nine months ended December 31, 2003 the Company identified certain revisions to its prior years' financial statements. These items were identified primarily as a result of an extensive review of the Entertainment Group's distribution and participation liabilities, and the Company's consolidation process. Items identified included charges for net underaccruals of distribution and participation liabilities; adjustments to assets for

40-F31

  recoupable print and advertising costs which should have reduced distribution and participation liabilities; errors in the elimination of certain intercompany transactions within the Entertainment Group and between the Entertainment Group and the Motion Picture Distribution Group; adjustments for unreconciled program related payables; and a resultant change in the hedged position of the net investment in certain foreign operations. The net amount of these items was a charge of $49.3, including income tax provisions of $4.1, which has been recorded through a restatement of previously reported amounts. Certain amounts requiring reclassification between investment in film and television programs and distribution and participation liabilities were identified as well as a reclassification between future income taxes and income taxes payable. (see note 29 to the 2004 Financial Statements). A portion of the charges identified for net underaccruals of distribution and participation liabilities and a portion of the errors in the elimination of certain intercompany transactions within the Entertainment Group and between the Entertainment Group and the Motion Picture Group related to the quarters ending June 30, 2003 and September 30, 2003. The preceding table reflects the revised results of operations for the quarters ended June 30, 2003 and September 30, 2003, fiscal 2003, and fiscal 2002.

  In addition, direct profit for the nine months ended December 31, 2003 includes an impairment charge of approximately $28.4 million on film and television assets resulting from the impact of the strength in the Canadian dollar on revenue projections, used in the calculation of amortization of investment in film and television programs. A portion of this impairment charge related to the quarters ended June 30, 2003 and September 30, 2003. Accordingly, previously reported results of operations for the quarters ended June 30, 2003 and September 30, 2003 were revised to reflect this charge.

40-F32

DIVIDENDS

        We have not paid any dividends on our Class A Voting Shares or Class B Non-Voting Shares. Our current policy is to retain earnings for future growth. In addition, our revolving credit facility and the indenture governing our senior subordinated debt restrict the payment of dividends. Any future determination by us to pay dividends will be at the discretion of our board of directors and in accordance with the terms and conditions of our credit facility, our senior subordinated debt and any other indebtedness and will depend upon our financial condition, results of operations, capital requirements and other relevant factors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        See the MD&A.

MARKET FOR SECURITIES

        Our publicly-traded securities are listed and posted for trading or quoted on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange
Class A Shares	AAC.A	The Toronto Stock Exchange
Class B Shares	AAC.B	The Toronto Stock Exchange
Class B Shares	AACB	Nasdaq National Market

CONFLICTS OF INTEREST

        Certain officers of Alliance Atlantis are also officers and/or directors of the Fund and the General Partner. As part of the transactions undertaken in conjunction with the Fund's initial public offering, and as part of the ongoing business relationship between the Partnership and Alliance Atlantis, we have entered into agreements with the Partnership. In some cases, fees or other amount are payable in connection with such agreements.

ADDITIONAL INFORMATION

        Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Alliance Atlantis' securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Circular.

        Additional financial information is provided in the 2004 Financial Statements.

        Copies of:

  (a)
  the Circular;

  (b)
  the 2004 Financial Statements and our most recent unaudited financial statements that have been filed, if any, for any period subsequent to December 31, 2003;

  (c)
  this 2004 Annual Information Form and any document or the pertinent pages of any document incorporated by reference in this 2004 Annual Information Form; and

  (d)
  when the securities of Alliance Atlantis are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, one copy of any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus otherwise not referred to herein, may be obtained upon request from the Corporate Secretary of Alliance Atlantis, 121 Bloor Street East, Suite 1500, Toronto, Ontario, M4W 3M5 Canada. If the securities of Alliance Atlantis are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, copies of the foregoing documents are available free of charge. At all other times, a reasonable fee may be charged if the request for copies is made by a person who is not a security holder of Alliance Atlantis.

40-F33

Management's Discussion and Analysis
of Financial Condition and Results of Operations

For the Nine Months Ended December 31, 2003 and the Years Ended
March 31, 2003, and March 31, 2002

AND

Consolidated Financial Statements
For the Nine Months Ended December 31, 2003 and the Years Ended
March 31, 2003 and March 31, 2002

40-F34

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Management's Discussion and Analysis of the financial position and results of operations is prepared at June 1, 2004, and should be read in conjunction with the accompanying audited financial statements and the notes therein.

        During the current period, the Company changed its year-end from March 31 to December 31. Accordingly, this report covers the nine-month period from April 1, 2003 through December 31, 2003, referred to as Fiscal 2004. The year ended March 31, 2003 is referred to as Fiscal 2003. This Management's Discussion and Analysis of Financial Condition and Results of Operations compares Fiscal 2003 with the transition year of nine-months ended December 31, 2003. For illustrative purposes, we have included information for the nine months ended December 31, 2002 to provide a comparison of similar periods.

        This discussion contains forward-looking statements. Forward-looking statements are subject by their nature to risks and uncertainties, and actual results, actions or events could differ materially from those set forth in this discussion. The forward-looking information contained herein is current only as at the date of this document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

Overview

        The following table provides selected financial information of the Company for the nine months ended December 31, 2003, and the years ended March 31, 2003 and March 31, 2002 (in millions of Canadian dollars except per share amounts):

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
		(revised)	(revised)
Revenue	640.2	872.0	884.9
Net earnings (loss) before discontinued operations	(153.9)	(40.4)	23.4
Net earnings (loss)	(169.6)	(41.3)	28.3
Earnings (loss) per Common Share before discontinued operations
Basic	$(3.60)	$(0.95)	$0.59
Diluted	$(3.60)	$(0.95)	$0.59
Earnings (loss) per Common Share
Basic	$(3.96)	$(0.97)	$0.71
Diluted	$(3.96)	$(0.97)	$0.71
Total assets	1,416.2	1,642.2	1,660.4
Total long-term financial liabilities*	534.4	652.2	669.3
Cash dividends declared per-share	—	—	—

*
For the nine-months ended December 31, 2003, long-term financial liabilities include $59.6 million of long-term production liabilities (March 31, 2003 — $103.2 million; March 31, 2002 — $56.0 million) and $6.4 million of long-term liabilities pertaining to the acquisition of certain broadcast intangible assets (March 31, 2003 — $8.7 million; March 31, 2002 — $10.8 million). Both of these amounts have been included in accounts payable and accrued liabilities on the balance sheet.

        The Company's principal business activities are carried out through three operating groups: the Broadcast Group, the Motion Picture Distribution Group and the Entertainment Group (see note 26 to the Company's consolidated financial statements). Over the past few years, the Company has been transforming itself into a broadcast-driven company, by investing in and growing its broadcast business and reducing the amount of capital and other resources devoted to production and related sales.

        The Broadcast Group includes the results from the Company's controlling ownership interest in twelve Canadian specialty television channels — Showcase Television, Life Network, History Television, HGTV Canada, Food Network Canada, Showcase Action, Showcase Diva, National Geographic Channel, BBC Canada, BBC Kids, Discovery Health Channel and IFC — The Independent Film Channel Canada. Each of the Company's channels carries a strategic brand, has access to a supply of high quality content and aligns with one of the Company's three core genres: lifestyle, drama and factual programming. The Company also has a 50% interest in two established Canadian French-language specialty channels and a minority interest in three other channels — one analog and two digital.

        Continuing a five-year trend, the Company's channels demonstrated significant audience growth and outpaced the specialty industry overall for the broadcast year ended August 31, 2003. The Company's channels' total regulated revenue as reported by the Canadian Radio-television and Telecommunications Commission ("CRTC") grew by 25.3% during the

40-F35

broadcast year ended August 31, 2003, compared to an overall industry growth of 10.4%. The Company holds an 8.9% market share of total regulated revenue in the specialty and pay TV sector. Advertising revenues and subscriber revenues were up 42.6% and 14.6% respectively in the broadcast year ended August 31, 2003.

        The Company expects its seven established analog channels to continue to demonstrate strong growth in advertising sales. Also, with the number of households in Canada equipped with digital technology projected to continue to grow, growth for the Company's seven digital channels is expected to be strong in terms of subscriber revenues, as well as in terms of audience growth and advertising revenues.

        The Company continues to hold licences for a number of unlaunched digital specialty television channels, and regularly assesses the marketplace and the competitive landscape in order to determine if and when it is appropriate to launch a new digital specialty television channel. Given the strong performance of the Company's existing well-branded digital specialty television channels, the Company is considering the launch of at least one new digital specialty television channel within the next two years. The Company is also considering the potential for expansion into international territories of selected digital specialty television channels and is exploring further possible partnership opportunities with the BBC and its BBC Kids brand internationally.

        The Motion Picture Distribution Group is the largest distributor of motion pictures in Canada, measured both by number of releases and theatrical box office receipts, with a growing presence in motion picture distribution in the United Kingdom through Momentum Pictures. For the nine months ended December 31, 2003, approximately 81.7% of the Group's revenue was from Canadian operations ("Domestic Distribution") with the remaining 18.3% from operations in the United Kingdom ("Momentum Pictures"). Domestic Distribution obtains distribution rights for motion pictures primarily through its longstanding output agreements with New Line Cinema, Miramax Films, and Focus Features, a unit of Universal Studios, three of the leading U.S. based independent studios, as well as from smaller independent producers and distributors based in the United States, Canada and around the world. In the United Kingdom, Momentum Pictures primarily acquires theatrical, home entertainment and television distribution rights for motion pictures one motion picture at a time and, on occasion, pursuant to multi-picture agreements. The Group typically distributes those motion pictures for theatrical exhibition, for home entertainment, television viewing and ancillary markets. The Group also holds a 51.0% interest in Alliance Atlantis Cinemas ("Cinemas"), a partnership with Famous Players Inc. ("Famous Players") that operates a chain of niche-focused movie cinemas in Canada.

        The Motion Picture Distribution Group's business is driven by commercial acceptance of the films distributed. Commercial acceptance is generally measured by theatrical box office. The level of box office for a film will determine the level of theatrical, videocassette and digital video disk ("video/DVD") and television revenue a film will ultimately earn.

        The Company completed an initial public offering for units of the Movie Distribution Income Fund ("the Fund") on October 15, 2003. The Company received gross proceeds of $254.0 million on the closing of the offering from the sale of a 49.0% interest in its motion picture distribution business. This sale was concluded through an initial sale of a 42.6% interest in the business to Motion Picture Distribution LP ("Distribution LP") in exchange for 57.4% of the total outstanding LP units plus a promissory note, and then a further sale of a 6.4% interest was completed on the exercise of an over-allotment option by the underwriting group of the Fund. Distribution LP repaid the promissory note from net proceeds it received from the sale of LP units to the Fund, together with drawings on a new term loan from a group of financial institutions. The Company continues to consolidate the operations of Distribution LP into the Alliance Atlantis results. Net earnings and earnings per share are both reduced by amounts accrued to the 49.0% interest from the date of completion of the sale. Even though a $75.0 million term loan that has been secured by Distribution LP is non-recourse to Alliance Atlantis, it is included in Alliance Atlantis' reported consolidated total indebtedness. The Company's future cash flows will be impacted by the expected monthly distributions to holders of Distribution LP Units.

        Consistent with other income trusts, Movie Distribution Income Funds' fiscal year-end is December 31. In order to align with the reporting schedule for Movie Distribution Income Fund, the Company has now adopted a year-end of December 31.

        With the successful initial public offering of units in Movie Distribution Income Fund, the Company was able to accelerate debt reduction efforts, surface value in its motion picture distribution business and gain a partner to help finance future growth opportunities.

        Distribution LP's focus for future growth is continental Europe, through start-ups and acquisitions, using Momentum Pictures as a foundation. Distribution LP's strategy is to diversify the revenue stream and to reduce the relative weighting of the Canadian operations. Distribution LP also continues its aggressive pursuit of potential ways to maximize the value of its motion picture library, which consists of approximately 6,000 titles, through the availability of and customer uptake in new technologies such as video-on-demand.

40-F36

        Subsequent to the period end on May 12, 2004, a subsidiary of Distribution LP completed the acquisition of Spanish film distributor Aurum Producciones, S.A. ("Aurum") for a purchase price of approximately $74.0 million ($45.0 million euros). The purchase price was funded through increased borrowing under Distribution LP's senior credit facility, a private placement of units of the Fund ("Units") and cash on hand. Distribution LP entered into an amended and restated credit agreement with its senior lenders to increase the authorized borrowing amount under its senior credit facility from $100.0 million to $125.0 million. The Fund completed a private placement of 1,436,000 Units from treasury at $10.45 per unit through a syndicate of agents. The Fund applied the gross proceeds of the private placement to acquire Class A Ordinary limited partnership units ("Ordinary LP Units") of Distribution LP. The Company, in order to maintain its 51.0% interest in Distribution LP, also acquired 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of approximately $30.6 million from the offering of Ordinary LP Units. Aurum is the largest independent film distributor in Spain with a 6.5% market share of theatrical box office receipts in 2003. Aurum distributes motion pictures in Spain in all media (theatrical, video/DVD and television) and has a library of over 400 films. Since the acquisition of Aurum has just been completed, it is not practical for the Company to disclose a condensed balance sheet at the acquisition date and as a result purchase price allocation has not been completed. Therefore, no determination has been made of goodwill or other intangible assets if any (see note 31 to the Company's consolidated financial statements).

        The Entertainment Group acquires and distributes television programs to Canadian, American and international broadcasters, home video distributors, and sub-distributors, and produces several in-house productions that align with the content needs of the Company's Broadcast Group.

        Over the past five years the Company has significantly reduced capital-intensive production activities, as the international market for the type of production the Company has traditionally produced has changed fundamentally. In the year ended March 31, 1999, the Company delivered over 325 hours of prime-time drama production, none of which was part of the CSI franchise. In the nine-month period ended December 31, 2003, the Company reduced prime-time drama production to just 58 hours, 53.4% of which were part of the CSI franchise. Decline in revenues in the Entertainment Group is consistent with this strategy.

        As discussed in note 3 to the Company's consolidated financial statements, in the face of the continued weakened international demand for prime-time dramatic programming the Company conducted an extensive review of its Entertainment Group operations and took decisive action in December 2003 to restructure the Entertainment Group. Under the restructuring plan, the Entertainment Group materially reduced the size and scope of its production business by eliminating entire categories of production such as new prime-time drama series (with the exception of the CSI franchise), movies-of-the-week and miniseries and in-house feature films. This step has enabled the Company to significantly reduce staffing levels and to close certain production-related offices. The total impact of the restructuring on the Company's pre-tax earnings for the nine-month period ended December 31, 2003 is $223.7 million.

        As part of the Entertainment Group restructuring plan, a decision was made to sell the Company's post-production businesses as they were no longer considered strategically important to the Company following the curtailment of production activities. Accordingly, the previously reported results of operations and financial position for these businesses have been reported as discontinued operations (see note 18 to the Company's consolidated financial statements).

        During the nine months ended December 31, 2003 the Company identified certain revisions to its prior years' financial statements. These items were identified primarily as a result of an extensive review of the Entertainment Group's distribution and participation liabilities, and the Company's consolidation process. Items identified included charges for net underaccruals of distribution and participation liabilities; adjustments to assets for recoupable print and advertising costs which should have reduced distribution and participation liabilities; errors in the elimination of certain intercompany transactions within the Entertainment Group and between the Entertainment Group and the Motion Picture Distribution Group; adjustments for unreconciled program related payables; and a resultant change in the hedged position of the net investment in certain foreign operations. The net amount of these items was a charge of $49.3 million, including income tax provisions of $4.1 million, which has been recorded through a restatement of previously reported amounts. Certain amounts requiring reclassification between investment in film and television programs and distribution and participation liabilities were identified as well as a reclassification between future income taxes and income taxes payable. Accordingly, the results of operations and financial position for the Company were changed for fiscal 2003 and the year ended March 31, 2002 ("fiscal 2002") (see note 29 to the Company's consolidated financial statements).

        Following the significant review that was announced in December 2003, the Entertainment Group is now primarily an international distributor of television content with limited and highly selective involvement in the creation of content. The Entertainment Group will now focus on three key areas — the CSI franchise and the children's and factual genres. In the factual and children's genres, the Company seeks to create or acquire profitable international rights to selected programs. Decisions on factual programming will be driven primarily by the content needs of the Broadcast Group, while decisions on

40-F37

children's programming will be driven by market demand as well as merchandising and licensing opportunities. The Company continues to sell titles from its catalogue, which contains 800 titles and 5,400 hours, including CSI, from its international television distribution operation.

        The Entertainment Group also includes results from the CSI franchise, which the Company co-owns, co-produces, and distributes outside of the United States.

        The growth in the Entertainment Group is expected to predominantly relate to the CSI franchise. The Company and CBS Productions have produced a pilot episode of a possible spin-off to the CSI franchise, CSI: NY. CBS network announced that it would begin airing CSI: NY, during the 2004/2005 broadcast season. Currently, the Company has licensed international broadcast rights, outside the United States, to both the original CSI: Crime Scene Investigation and its spin-off CSI: Miami to more than 150 territories around the world, sharing worldwide revenues on a 50/50 basis with CBS Productions after certain distribution fees, marketing/distribution expenses, production costs and third-party profit participations.

        Other    In fiscal 2004, the Company consolidated its head office facilities into one location in Toronto by closing one of its locations, resulting in a lease abandonment charge of $8.3 million. This was recorded in the Company's operating expenses in the Other Group in fiscal 2004. In conjunction with consolidating its offices, the Company extended the lease and increased the space at its current location and received a rent inducement from the landlord totaling $7.6 million. This inducement is being recognized into income over the remaining lease term.

        Operating expenses The Company's operating expenses also include $1.8 million in non-recurring costs related to its structured financing limited partnership interest, reflected in the Other Group. Operating expenses also includes a $9.7 million charge for doubtful accounts in the Entertainment Group. This charge was recorded directly as a result of the Entertainment Group review.

        Indebtedness    The Company continues to keenly focus on generating free cash flow and making significant and increasing progress in its primary financial objective of reducing its indebtedness. In Calendar 2004, the Company expects to refinance its existing 13.0% $US300 million senior subordinated notes. The notes are redeemable at the option of the Company in whole or in part, at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100.0% of the principal amount after December 15, 2007, plus accrued and unpaid interest.

        Revenues    The Company and its consolidated subsidiaries earn revenue from various sources, the most significant of which are described below.

        The Broadcast Group's revenue is earned from fees paid to the Company by cable, Direct To Home ("DTH") satellite and other broadband systems operators based on fees paid to them by subscribers to the Company's specialty television channels, as well as directly from advertisers who purchase advertising on the Company's specialty television channels. Additionally, other Broadcast Group revenues are generated from the rental of facilities, government tax credits and licence fees earned on the distribution of certain programming.

        The Motion Picture Distribution Group generates revenue from the theatrical distribution of motion pictures, the licencing of rights to conventional and specialty broadcasters, the sale of videos and DVDs, the exhibition of motion pictures through its chain of cinemas, and government assistance for distribution activities. The Company derives motion picture distribution revenue from licence fees earned on theatrical and television distribution. Licence fees from theatrical distribution are earned from theatre owners who exhibit films distributed by the Company in their theatres for a percentage of box office revenue.

        The Entertainment Group generates revenue from the production and distribution of television programming and feature films, domestically and internationally. The Company generates revenue by licencing both internally produced television programming and feature films as well as acquired content to Canadian, American and international broadcasters, home video distributors, and sub-distributors. Government assistance with respect to production activity is received in the form of government grants and tax credits. There are several sources of funds available for the financing of the Company's production and distribution activities, including financing from equity investors, non-equity funding, broadcast licence fees and government assistance. Equity investors can be co-producers, broadcasters and also government organizations, such as Telefilm and La Société de Dévelopement des Enterprises Culturelles (SODEC). Non-equity funding primarily comes through the Canadian Television Fund (the Licence Fee Program) that tops up Canadian broadcast licence fees for the respective Canadian broadcasters.

        Revenue classified under Other had historically been derived primarily from Sentinel Hill Alliance Atlantis Equicap Limited Partnership ("SHAAELP"), in which one of the Company's subsidiaries has a 30.0% limited partnership interest.

40-F38

SHAAELP originates and sells structured financing products related to the film and television industries by packaging items related to production services into limited partnerships and selling them to investors to encourage production. SHAAELP receives fees for selling these limited partnerships. There has been no revenue recognized in SHAAELP for the nine months ended December 31, 2003 or for the year ended March 31, 2003. For the year ended March 31, 2002, the Company recognized $12.3 million in SHAAELP revenue.

        The Company's wholly owned structured financing business, Equicap Financial Corporation, previously provided high yield loans to independent film and television producers. Revenue was derived from interest on the loans and arrangement fees. In the nine months ended December 31, 2003 the Company wound down this business.

40-F39

Results of Operations

        As a result of the change in the Company's fiscal year-end to December 31, this discussion will compare the nine-months ended December 31, 2003 to the year ended March 31, 2003. However in order to provide readers with a meaningful analysis of comparative results, the discussion for the most part compares the results for the nine-month period ended December 31, 2003 with those for the corresponding nine-month period ended December 31, 2002.

        The following table presents a consolidated summary of the Company's Operating Groups for the nine months ended December 31, 2003, and the 12 months ended March 31, 2003 and 2002 (in millions of Canadian dollars):

							% Increase (decrease)
	Nine months ended December 31, 2003	%(1)	Year ended March 31, 2003	%(1)	Year ended March 31, 2002	%(1)	December 2003 over March 2003	March 2003 over March 2002
			(revised)		(revised)
Revenue
Broadcast Group — Operating Channels	144.9	22.7	164.0	18.8	129.8	14.7	(11.6)	26.3
Motion Picture Distribution Group	307.8	48.1	384.2	44.0	318.0	35.9	(19.9)	20.8
Entertainment Group	169.8	26.5	303.4	34.8	412.3	46.6	(44.0)	(26.4)
Other	0.2	—	1.5	0.2	13.7	1.5	(86.7)	(89.1)

	622.7	97.3	853.1	97.8	873.8	98.7	(27.0)	(2.4)
Broadcast Group — Developing Channels	17.5	2.7	18.9	2.2	11.1	1.3	(7.4)	70.3

	640.2	100.0	872.0	100.0	884.9	100.0	(26.6)	(1.5)

Direct operating expenses
Broadcast Group — Operating Channels	60.9	42.0	69.2	42.2	53.4	41.1	(12.0)	29.6
Motion Picture Distribution Group	246.8	80.2	320.6	83.4	245.8	77.3	(23.0)	30.4
Entertainment Group	339.7	200.1	230.6	76.0	333.6	80.9	47.3	(30.9)
Other	—	—	—	—	0.1	0.7	—	(100.0)

	647.4	104.0	620.4	72.7	632.9	72.4	4.4	(2.0)
Broadcast Group — Developing Channels	8.9	50.9	7.3	38.6	8.1	73.0	21.9	(9.9)

	656.3	102.5	627.7	72.0	641.0	72.4	4.6	(2.1)

Direct profit (loss)(2)
Broadcast Group — Operating Channels	84.0	58.0	94.8	57.8	76.4	58.9	(11.4)	24.1
Motion Picture Distribution Group	61.0	19.8	63.6	16.6	72.2	22.7	(4.1)	(11.9)
Entertainment Group	(169.9)	(100.1)	72.8	24.0	78.7	19.1	(333.4)	(7.5)
Other	0.2	100.0	1.5	100.0	13.6	99.3	(86.7)	(89.0)

	(24.7)	(4.0)	232.7	27.3	240.9	27.6	(110.6)	(3.4)
Broadcast Group — Developing Channels	8.6	49.1	11.6	61.4	3.0	27.0	(25.9)	286.7

	(16.1)	(2.5)	244.3	28.0	243.9	27.6	(106.6)	(0.2)

Operating Expenses	124.7	19.5	121.5	13.9	112.6	12.7	2.6	7.9

Earnings (loss) before undernoted (EBITDA(2))
Broadcast Group — Operating Channels	56.7	39.1	63.7	38.8	52.8	40.7	(11.0)	20.6
Motion Picture Distribution Group	43.7	14.2	44.4	11.6	54.8	17.2	(1.6)	(19.0)
Entertainment Group	(198.3)	(116.8)	53.0	17.5	58.2	14.1	(474.2)	(8.9)
Other	(36.6)	—	(25.0)	(1,666.7)	(17.5)	(127.7)	(46.4)	(42.9)

	(134.5)	(21.6)	136.1	16.0	148.3	17.0	(198.8)	(8.2)
Broadcast Group — Developing Channels	(6.3)	(36.0)	(13.3)	(70.4)	(17.0)	(153.2)	52.6	21.8

	(140.8)	(22.0)	122.8	14.1	131.3	14.8	(214.7)	(6.5)

40-F40

							% Increase (decrease)
	Nine months ended December 31, 2003	%(1)	Year ended March 31, 2003	%(1)	Year ended March 31, 2002	%(1)	December 2003 over March 2003	March 2003 over March 2002
			(revised)		(revised)
Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss)(2))	(276.5)	(43.2)	(15.5)	(1.8)	20.1	2.3	(1,683.9)	(177.1)

Net operating earnings (loss)(2)	(290.2)	(45.3)	(23.9)	(2.7)	13.2	1.5	(1,114.2)	(281.1)

Net earnings (loss)	(169.6)	(26.5)	(41.3)	(4.7)	28.3	3.2	(310.7)	(245.9)

Adjusted EBITDA(2)	25.2	3.9	122.8	14.1	131.3	14.8	(79.5)	(6.5)

Adjusted operating earnings (loss)(2)	(67.7)	(10.6)	(15.5)	(1.8)	20.1	2.3	(336.8)	(177.1)

Adjusted net operating earnings (loss)(2)	(156.5)	(24.4)	(23.9)	(2.7)	13.2	1.5	(554.8)	(281.1)

Notes:

(1)
The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings (loss) from operations before undernoted and discontinued operations, net operating earnings (loss), net earnings (loss), adjusted EBITDA, adjusted operating earnings (loss), and adjusted net operating earnings (loss) and percentage of group revenue for direct operating expenses, direct profit and EBITDA.

(2)
The Company uses EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss) and adjusted net operating earnings (loss) to gain a better understanding of the results of the business. These financial measures are not recognized under Canadian or United States generally accepted accounting principles ("GAAP"). These non-GAAP financial measures are provided to enhance the user's and investor's understanding of the Company's historical and current financial performance and its prospects for the future. Management believes that these measures provide useful information as they exclude amounts that are not indicative of the Company's core operating results and ongoing operations and provide a more consistent basis for comparison between years. The Company uses EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss) and adjusted net operating earnings (loss) to measure operating performance. The Company has defined EBITDA, calculated using figures determined in accordance with Canadian GAAP, as earnings (loss) before undernoted, which are earnings before amortization, unusual items, interest, equity losses in affiliates, minority interest, dilution gains, investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Direct profit (loss) is defined as revenue less direct operating expenses, as defined in note 26 to the Company's consolidated financial statements. Operating earnings (loss) has been defined as earnings (loss) from operations before undernoted and discontinued operations, which are earnings before dilution gains, investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Net operating earnings is defined as operating earnings, net of an applicable portion of income tax. See reconciliation of non-GAAP measures on page 10.

Additionally, earnings (loss) before undernoted and earnings (loss) from operations before undernoted and discontinued operations include cash and non-cash items that relate to restructuring activities in the Entertainment Group. Management does not expect to undertake restructuring activities of a similar magnitude or nature in the imminent future and therefore believes that the impact of these activities and their associated charges should be eliminated when evaluating the current operating performance of the Company. For this reason, management has also used adjusted EBITDA, adjusted operating earnings, and adjusted net operating earnings to evaluate the performance of the business. Adjusted EBITDA has been defined as EBITDA less cash and non-cash restructuring items included in earnings (loss) before undernoted, adjusted operating earnings (loss) has been defined as operating earnings (loss) less cash and non-cash restructuring items included in earnings (loss) from operations before undernoted, and adjusted net operating earnings has been defined as adjusted operating earnings (loss), net of an applicable portion of income tax.

While many in the financial community consider EBITDA, operating earnings and net operating earnings to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, net earnings (loss) from operations before discontinued operations, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached consolidated financial statements. In addition, the Company's calculation of EBITDA, operating earnings (loss) and net operating earnings (loss) may be different than the calculation used by other companies and therefore comparability may be affected.

40-F41

        The following table presents a consolidated summary of Company's Operating Groups for the nine months ended December 31, 2003 and 2002 (in millions of Canadian dollars):

	Nine months ended December 31,
	2003	%(1)	2002	%(1)	% Increase (decrease) 2003 over 2002
			(unaudited)
			(revised)
Revenue
Broadcast Group — Operating Channels	144.9	22.7	120.2	18.6	20.5
Motion Picture Distribution Group	307.8	48.1	299.1	46.2	2.9
Entertainment Group	169.8	26.5	212.5	32.9	(20.1)
Other	0.2	—	1.1	0.2	(81.8)

	622.7	97.3	632.9	97.9	(1.6)
Broadcast Group — Developing Channels	17.5	2.7	13.3	2.1	31.6

	640.2	100.0	646.2	100.0	(0.9)

Direct operating expenses
Broadcast Group — Operating Channels	60.9	42.0	51.5	42.8	18.3
Motion Picture Distribution Group	246.8	80.2	249.1	83.3	(0.9)
Entertainment Group	339.7	200.1	159.6	75.1	112.8
Other	—	—	—	—	—

	647.4	104.0	460.2	72.7	40.7
Broadcast Group — Developing Channels	8.9	50.9	4.4	33.1	102.3

	656.3	102.5	464.6	71.9	41.3

Direct profit (loss)(2)
Broadcast Group — Operating Channels	84.0	58.0	68.7	57.2	22.3
Motion Picture Distribution Group	61.0	19.8	50.0	16.7	22.0
Entertainment Group	(169.9)	(100.1)	52.9	24.9	(421.2)
Other	0.2	100.0	1.1	100.0	(81.8)

	(24.7)	(4.0)	172.7	27.3	(114.3)
Broadcast Group — Developing Channels	8.6	49.1	8.9	66.9	(3.4)

	(16.1)	(2.5)	181.6	28.1	(108.9)

Operating expenses	124.7	19.5	85.6	13.2	45.7

Earnings (loss) before undernoted (EBITDA)(2)
Broadcast Group — Operating Channels	56.7	39.1	48.7	40.5	16.4
Motion Picture Distribution Group	43.7	14.2	35.9	12.0	21.7
Entertainment Group	(198.3)	(116.8)	40.4	19.0	(590.8)
Other	(36.6)	—	(19.1)	(1,736.4)	(91.6)

	(134.5)	(21.6)	105.9	16.7	(227.0)
Broadcast Group — Developing Channels	(6.3)	(36.0)	(9.9)	(74.4)	36.4

	(140.8)	(22.0)	96.0	14.9	(246.7)

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss)(2))	(276.5)	(43.2)	2.5	0.4	—

Net operating earnings (loss)(2)	(290.2)	(45.3)	(5.3)	(0.8)	(5,375.5)

Net earnings (loss)	(169.6)	(26.5)	(28.8)	(4.5)	(488.9)

Adjusted EBITDA(2)	25.2	3.9	96.0	14.9	(73.7)

Adjusted operating earnings (loss)(2)	(67.7)	(10.6)	2.5	0.4	(2,808.0)

Adjusted net operating earnings (loss)(2)	(156.5)	(24.4)	(5.3)	(0.8)	(2,852.8)

Notes:

40-F42

(1)
The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings (loss) from operations before undernoted and discontinued operations, net operating earnings (loss), net earnings (loss), adjusted EBITDA, adjusted operating earnings (loss), and adjusted net operating earnings (loss) and percentage of group revenue for direct operating expenses, direct profit and EBITDA.

(2)
The Company uses EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss) and adjusted net operating earnings (loss) to gain a better understanding of the results of the business. These non financial measures are not recognized under Canadian or United States generally accepted accounting principles ("GAAP"). These non-GAAP financial measures are provided to enhance the user's and investor's understanding of the Company's historical and current financial performance and its prospects for the future. Management believes that these measures provide useful information as they exclude amounts that are not indicative of the Company's core operating results and ongoing operations and provide a more consistent basis for comparison between years. The Company uses EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss) and adjusted net operating earnings (loss) to measure operating performance. The Company has defined EBITDA, calculated using figures determined in accordance with Canadian GAAP, as earnings (loss) before undernoted, which are earnings before amortization, unusual items, interest, equity losses in affiliates, minority interest, dilution gains, investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Direct profit (loss) is defined as revenue less direct operating expenses, as defined in note 26 to the Company's consolidated financial statements. Operating earnings (loss) has been defined as earnings (loss) from operations before undernoted and discontinued operations, which are earnings before dilution gains, investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Net operating earnings is defined as operating earnings, net of an applicable portion of income tax. See reconciliation of non-GAAP measures on page 10.

Additionally, earnings (loss) before undernoted and earnings (loss) from operations before undernoted and discontinued operations include cash and non-cash items that relate to restructuring activities in the Entertainment Group. Management does not expect to undertake restructuring activities of a similar magnitude or nature in the imminent future and therefore believes that the impact of these activities and their associated charges should be eliminated when evaluating the current operating performance of the Company. For this reason, management has also used adjusted EBITDA, adjusted operating earnings, and adjusted net operating earnings to evaluate the performance of the business. Adjusted EBITDA has been defined as EBITDA less cash and non-cash restructuring items included in earnings (loss) before undernoted, adjusted operating earnings (loss) has been defined as operating earnings (loss) less cash and non-cash restructuring items included in earnings (loss) from operations before undernoted, and adjusted net operating earnings has been defined as adjusted operating earnings (loss), net of an applicable portion of income tax.

While many in the financial community consider EBITDA, operating earnings and net operating earnings to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, net earnings (loss) from operations before discontinued operations, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached consolidated financial statements. In addition, the Company's calculation of EBITDA, operating earnings (loss) and net operating earnings (loss) may be different than the calculation used by other companies and therefore comparability may be affected.

40-F43

        The following table presents a reconciliation of net earnings (loss), as reported under Canadian generally accepted accounting principles ("GAAP"), to EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss), and net adjusted operating earnings (loss) for the nine months ended December 31, 2003 and 2002 and the 12 months ended March 31, 2003 and 2002 (in millions of Canadian dollars):

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002	Nine months ended December 31, 2002
		(revised)	(revised)	(unaudited) (revised)
Net earnings (loss) for the year, as reported under Canadian GAAP	(169.6)	(41.3)	28.3	(28.8)
Add: Discontinued operations, net of tax	15.7	0.9	(4.9)	0.3
Provision for (recovery of) income taxes	44.1	16.8	7.0	8.1
Foreign exchange (gains) losses	(20.6)	(28.2)	1.5	(1.3)
Investment losses (gains), net	(1.0)	36.3	(0.3)	24.2
Dilution gains	(145.1)	—	(11.5)	—

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss))	(276.5)	(15.5)	20.1	2.5
Add: Minority interest	9.7	3.2	2.3	1.7
Equity losses in affiliates	0.3	3.5	11.1	3.7
Interest, including amortization of interest previously capitalized	62.4	85.0	75.0	59.4
Unusual items	13.3	9.9	4.0	6.0
Amortization, including development costs charges	50.0	36.7	18.8	22.7

Earnings (loss) before undernoted (EBITDA) (including Developing Channels EBITDA losses)	(140.8)	122.8	131.3	96.0
Less: Broadcast Group — Developing Channels EBITDA losses	(6.3)	(13.3)	(17.0)	(9.9)

EBITDA (excluding Developing Channels EBITDA losses)	(134.5)	136.1	148.3	105.9

EBITDA (Including Developing Channels EBITDA losses)	(140.8)	122.8	131.3	96.0
Add: Operating expenses	124.7	121.5	112.6	85.6

Direct profit (loss) (including Developing Channels Direct profit)	(16.1)	244.3	243.9	181.6
Less: Broadcast Group — Developing Channels Direct profit	8.6	11.6	3.0	8.9

Direct profit (loss) (excluding Developing Channels Direct profit)	(24.7)	232.7	240.9	172.7

Operating earnings (loss)	(276.5)	(15.5)	20.1	2.5
Less: Provision for income taxes on operating earnings (loss)	13.7	8.4	6.9	7.8

Net operating earnings (loss)	(290.2)	(23.9)	13.2	(5.3)

Operating earnings (loss)	(276.5)	(15.5)	20.1	2.5
Add: Restructuring items included in unusual items	12.0	—	—	—
Restructuring items in amortization, including development costs charges	30.8	—	—	—
Restructuring items included in operating expenses	0.7	—	—	—
Restructuring items included in direct operating costs	165.3	—	—	—

Adjusted operating earnings (loss)	(67.7)	(15.5)	20.1	2.5

Adjusted operating earnings (loss)	(67.7)	(15.5)	20.1	2.5
Less: Provision for income taxes on adjusted operating earnings (loss)	88.8	8.4	6.9	7.8

Adjusted net operating earnings (loss)	(156.5)	(23.9)	13.2	(5.3)

EBITDA (including Developing Channels EBITDA losses)	(140.8)	122.8	131.3	96.0
Add: Restructuring items included in operating expenses	0.7	—	—	—
Restructuring items included in direct operating costs	165.3	—	—	—

Adjusted EBITDA (including Developing Channels EBITDA losses)	25.2	122.8	131.3	96.0

40-F44

        The following table presents a reconciliation of diluted net earnings (loss) per share, as reported under Canadian GAAP, to net operating earnings (loss) per share and to adjusted net operating earnings (loss) per share for the nine months ended December 31, 2003 and 2002 and the 12 months ended March 31, 2003 and 2002:

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002	Nine months ended December 31, 2002
		(revised)	(revised)	(unaudited) (revised)
Net earnings (loss) per share, as reported under Canadian GAAP	(3.96)	(0.97)	0.71	(0.67)
Discontinued operations, net of income taxes of $0.8 million (March 31, 2003 — $0.7 million; March 31, 2002 — $nil; December 31, 2002 — $0.7 million)	0.36	0.02	(0.12)	—
Net earnings (loss) per share before discontinued operations, as reported under Canadian GAAP	(3.60)	(0.95)	0.59	(0.67)
Foreign exchange (gains) losses, net of income taxes of $3.0 million (March 31, 2003 — $7.9 million; March 31, 2002 — ($0.2) million; December 31, 2002 — $0.3 million)	(0.41)	(0.47)	0.03	(0.02)
Investment losses (gains), net of income taxes of $1.2 million (March 31, 2003 — $0.4 million; March 31, 2002 — $0.3 million; December 31, 2002 — nil)	—	0.86	—	0.57
Dilution gains, net of income taxes of $26.2 million (March 31, 2003 — nil; March 31, 2002 — nil; December 31, 2002 — nil)	(2.77)	—	(0.29)	—

Net operating earnings (loss) per share	(6.78)	(0.56)	0.33	(0.12)

Net operating earnings (loss) per share	(6.78)	(0.56)	0.33	(0.12)
Restructuring items included in unusual items, net of income taxes of $4.4 million (March 31, 2003 — nil; March 31, 2002 — nil; December 31, 2002 — nil)	0.18	—	—	—
Restructuring items in amortization, including development costs charges, net of income taxes of $11.1 million (March 31, 2003 — nil; March 31, 2002 — nil; December 31, 2002 — nil)	0.46	—	—	—
Restructuring items included in operating expenses, net of income taxes of $0.3 million (March 31, 2003 — nil; March 31, 2002 — nil; December 31, 2002 — nil)	0.01	—	—	—
Restructuring items included in direct operating costs, net of income taxes of $59.4 million (March 31, 2003 — nil; March 31, 2002 — nil; December 31, 2002 — nil)	2.47	—	—	—

Adjusted net operating earnings (loss) per share	(3.66)	(0.56)	0.33	(0.12)

The following table presents a reconciliation of cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP, to operating cash flow and free cash flow for the nine months ended December 31, 2003 and 2002 and the 12 months ended March 31, 2003 and 2002 (in millions of Canadian dollars):

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002	Nine months ended December 31, 2002
		(revised)	(revised)	(unaudited) (revised)
Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	(49.1)	38.9	(53.1)	(4.2)
Less: Net changes in other non-cash balances related to operations	(10.6)	154.8	109.9	83.3
Add: Investment in property and equipment	(2.7)	(4.1)	(30.6)	(3.0)

Operating cash flow[1]	(41.2)	(120.0)	(193.6)	(90.5)

Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	(49.1)	38.9	(53.1)	(4.2)
Add: Cash and cash equivalents used in investing activities	164.5	(2.1)	(58.7)	(3.7)

Free cash flow[1]	115.4	36.8	(111.8)	(7.9)

1
Operating cash flow is defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less investments in property and equipment. Free cash flow is defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities. Operating cash flow and free cash flow are measures used by the Company to measure its operating performance. Management uses operating cash flow and free cash flow to assess the Company's ability to satisfy its working capital needs, repay debt, and fund capital expenditures and acquisitions. These non-GAAP financial measures are provided to give users and investors a better understanding of the Company's cash flow from normal or operational business activities. Operating cash flow and free cash flow and related measures may or may not be consistent with the calculation of similar measures for other companies and should not be viewed as alternatives to cash and cash equivalents provided by (used in) operating activities or other measures of performance calculated in accordance with Canadian generally accepted accounting principles.

40-F45

Nine-Month Period Ended December 31, 2003 Compared to the Year Ended
March 31, 2003 (revised)

        Management focuses on and measures the results of the Company's operations based on direct profit (loss) and earnings (loss) before undernoted, as presented on the Company's consolidated statements of earnings (loss), provided by each business segment (for further discussion on the business segments refer to note 26 to the Company's consolidated financial statements).

        Revenue    Revenue was $640.2 million for the nine-month period ended December 31, 2003 compared with $872.0 million for the year ended March 31, 2003. The decrease in revenue is mainly due to the difference in length of the two fiscal periods.

        Revenue was $640.2 million for the nine-month period ended December 31, 2003 compared to $646.2 million for the nine-month period ended December 31, 2002. The decrease in revenue is the net result of an increase in both the Broadcast Group's and the Motion Picture Distribution Group's revenues, more than offset by a decrease in Other revenue and a decrease in revenue in the Entertainment Group, the latter is the result of the Company's longstanding strategy to reduce its prime-time drama production.

40-F46

        The following table outlines further information on the Company's Broadcast Group revenue (in millions of Canadian dollars).

	Nine months ended December 31,
Broadcast Group Revenue
	2003	2002
		(unaudited)
Operating Channels
Subscriber	61.8	58.4
Advertising and other	83.1	61.8

	144.9	120.2

Developing Channels
Subscriber	14.7	11.3
Advertising and other	2.8	2.0

	17.5	13.3

Total Broadcast Group	162.4	133.5

        The Broadcast Group — Operating Channels' revenue was $144.9 million for the nine-month period ended December 31, 2003 compared to $120.2 million for the nine-month period ended December 31, 2002, representing a 20.5% growth in revenue. This increase was primarily the result of growth in advertising revenues in the Operating Channels, as the Company continues to be a leader in the fundamental shift of Canadian television viewers toward Specialty and Pay television channels at the expense of conventional broadcast channels. While the Operating Channels' subscriber revenues saw increases of 5.8% over the equivalent period in the prior year, advertising and other revenues increased by 34.5% in the current nine-month period. Operating Channels' advertising revenue, on its own, increased by 40.7% for the nine-month period ended December 31, 2003 compared to the nine-month period ended December 31, 2002. The growth in advertising revenue reflects strong growth in audiences, with particularly strong growth for Showcase Television and Food Network Canada.

        The Broadcast Group — Developing Channels' revenue was $17.5 million for the nine-month period ended December 31, 2003 compared to $13.3 million for the nine-month period ended December 31, 2002, representing a 31.6% growth in revenue. This favourable variance is a result of an increase in the number of subscribers. Developing Channels include only the Company's digital specialty television channels, which were launched towards the end of the September 2001 quarter. As detailed in statistics provided by Nielsen Media Research for the period from January 5, 2004 to April 4, 2004, three of the Company's seven digital channels were ranked among the top 10 digital specialty television channels for viewers aged 25 to 54. In particular, Showcase Action was ranked number one and Showcase Diva was ranked number three. (See note 26 to the consolidated financial statements of the Company for a definition of Developing Channels.)

        Total paid subscribers for the channels in which the Company holds a controlling ownership grew 7.2% to 33.4 million subscribers at December 31, 2003 compared to December 31, 2002.

        The Company's Operating Channels advertising revenue growth was driven mostly by rate growth, with modest growth in the inventory sell out rate. The Company's Developing Channels advertising revenue growth was driven by volume rather than rate as these newer channels continue to attract a growing number of advertisers.

        The Motion Picture Distribution Group's revenue was $307.8 million for the nine-month period ended December 31, 2003 compared to $299.1 million for the nine-month period ended December 31, 2002, representing an increase of $8.7 million, or 2.9%. The increase in revenue is the result of an increase in revenue from Domestic Distribution, offset by a decrease in revenue from both Momentum Pictures and Cinemas.

40-F47

        The following table outlines further information on the Company's Motion Picture Distribution Group's revenue that has not been shown on the consolidated statements of loss (in millions of Canadian dollars).

	Theatrical	Video/DVD	Television	Total
Nine months ended December 31, 2003
Domestic Distribution	68.6	141.2	31.2	241.0
Momentum Pictures	3.7	45.8	6.8	56.3
Cinemas	10.5	—	—	10.5

Nine months ended December 31, 2002 (unaudited)
Domestic Distribution	52.8	146.1	28.7	227.6
Momentum Pictures	9.1	42.1	8.3	59.5
Cinemas	12.0	—	—	12.0

        Management does not focus on direct profit or EBITDA using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, video/DVD and television distribution channels.

        Domestic Distribution's revenue was $241.0 million for the nine-month period ended December 31, 2003 compared to $227.6 million for the nine-month period ended December 31, 2002. The majority of this increase is due to the theatrical performance of The Lord of the Rings: The Return of the King, Elf, Spy Kids 3D: Game Over, Scary Movie 3 and Kill Bill Volume 1. Revenue for the nine-month period ended December 31, 2002 was generated by such releases as The Lord of the Rings: The Two Towers and Austin Powers 3. Momentum Pictures' revenue was $56.3 million in the nine-month period ended December 31, 2003 compared to $59.5 million in the nine-month period ended December 31, 2002. The decrease is the result of lower theatrical revenue offset by an increase in video/DVD sales. Revenue from theatrical releases in the current period did not reach the prior period theatrical revenue levels of Crossroads and My Little Eye. Cinemas' revenue was $10.5 million in the nine-month period ended December 31, 2003 compared to $12.0 million for the nine-month period ended December 31, 2002. The decrease is the result of lower attendance.

        Revenue from Momentum Pictures accounted for 18.3% of the Motion Picture Distribution Group's revenue for the nine-month period ended December 31, 2003 compared to 19.9% for the nine-month period ended December 31, 2002. Momentum Pictures accounted for 19.9% of the Motion Picture Distribution Group's EBITDA compared to 9.2% in the same period in the prior year.

        Domestic Distribution released 66 titles theatrically in both the nine-month periods ended December 31, 2003 and 2002. Additionally, 122 videos and 126 DVDs were released in the nine-month period ended December 31, 2003, compared to 153 videos and 169 DVDs released in the nine-month period ended December 31, 2002. Momentum Pictures released 16 titles theatrically in the nine-month period ended December 31, 2003, compared to 11 titles in the nine-month period ended December 31, 2002. Additionally, 22 videos and 36 DVDs were released in the nine-month period ended December 31, 2003, compared to 29 videos and 27 DVDs released in the nine-month period ended December 31, 2002. The Motion Picture Distribution Group releases a large number of motion pictures from recognized studios through multiple distribution platforms and thereby creates a diversified portfolio of motion pictures. Although the number of releases in any particular period may impact the level of revenues earned by the Motion Picture Distribution Group within a period, the revenues and corresponding direct margins can be impacted by the theatrical and subsequent home video performance of particular releases within specific periods. Specifically, revenue in the nine-month period ended December 31, 2003 benefited from the theatrical performance of such films as The Lord of the Rings: The Return of the King, Elf, Spy Kids 3D: Game Over, Scary Movie 3, and Kill Bill Volume 1, and the video/DVD release of The Lord of the Rings: The Two Towers.

        The Entertainment Group's revenue was $169.8 million for the nine-month period ended December 31, 2003 compared to $212.5 million for the nine-month period ended December 31, 2002, representing a decrease of $42.7 million or 20.1%. The decrease in revenue results from a variety of factors including the delivery of fewer feature films in the nine months ended December 31, 2003 compared to the nine-month period ended December 31, 2002. Foolproof was the only feature film delivered during the current period, compared to the prior nine-month period, which included the award winning Bowling for Columbine, The Good Thief and Ararat. Also contributing to this decrease was a decline in library revenues as the nine months ended December 31, 2002 benefited from the large international sale of Beastmaster.

        Revenue from the CSI franchise accounted for 47% of the Entertainment Group's revenue for the nine-month period ended December 31, 2003 compared to 25% for the nine-month period ended December 31, 2002. The CSI franchise accounted for $24.0 million of the Entertainment Group's direct profit in the nine-month period ended December 31, 2003 compared to $18.6 million in the same period in the prior year.

40-F48

        The following table shows the Company's Entertainment Group's production deliveries for the nine months ended December 31, 2003 compared to the nine months ended December 31, 2002.

	Nine months ended December 31,
Production Deliveries
	2003	2002
	(unaudited)	(unaudited)
Motion Pictures (number of films):	1.0	3.0

Television hours:
CSI Vegas/Miami	31.0	27.0
Series	23.0	21.0
Movies	4.0	8.0
Kids	19.5	12.0
Comedy	17.5	22.5

	95.0	90.5

Fact	48.0	46.0

        Other revenue, which includes revenue from various corporate investments, was $0.2 million for the nine months ended December 31, 2003 compared to $1.1 million for the nine months ended December 31, 2002, representing a decrease of $0.9 million. This decrease is a result of the sale of a revenue generating property held by one of the Company's joint ventures during the first quarter of fiscal 2004.

        Direct Profit (Loss)    Direct profit (loss) is defined as revenue less direct operating expenses, which includes those expenses that are directly attributable to the cost of the product generating the revenue streams. In the case of the Entertainment Group and the Motion Picture Distribution Group, these costs include the amortization and write off, if applicable, of investment in film and television programs (with the exception of interest capitalized to film and television programs) and direct print and advertising incurred to earn revenue. In the case of the Broadcast Group, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian Content Program Expenditure Requirements mandated by Condition of License by the Canadian Radio-television and Telecommunications Commission ("CRTC"). These include costs to create the on-air look and on-air promotion of programs.

        Direct loss (including the Developing Channels) was $16.1 million for the nine-month period ended December 31, 2003 compared to direct profit of $244.3 million in the year ended March 31, 2003 representing a decrease of $260.4 million. This decrease is partly due to the difference in length of the two fiscal periods but mainly due to the decrease in the Entertainment Group's direct profit, which decreased $242.7 million, with a loss in the nine-month period ended December 31, 2003 of $169.9 million compared to a profit of $72.8 million in the year ended March 31, 2003. This decrease is a result of significant direct operating costs in connection with the restructuring of the Entertainment Group (see note 3 of the Company's consolidated financial statements).

        Direct loss of the Entertainment Group in December 2003 includes a charge of $165.3 million directly as a result of the restructuring. This charge is primarily a result of an impairment of investment in film and television programs. In addition, direct profit for the nine months ended December 31, 2003 includes an impairment charge of approximately $28.4 million on film and television assets resulting from the impact of the strength in the Canadian dollar on revenue projections, used in the calculation of amortization of investment in film and television programs. A portion of the $28.4 million impairment charge related to the quarters ended June 30, 2003 and September 30, 2003. Accordingly, the previously reported results of operations for the quarters ended June 30, 2003 and September 30, 2003 were revised.

        Direct margin (including the Developing Channels) decreased to a negative margin of 2.5% in the nine-month period ended December 31, 2003 compared to a margin of 28.0% in the year ended March 31, 2003. This decrease of 30.5 percentage points is due to the decrease in the Entertainment Group's direct margin which decreased to a negative margin of 100.1% in the nine-month period ended December 31, 2003 compared to a positive margin of 24.0% in the year ended March 31, 2003 as explained above.

        Excluding the restructuring charge of $165.3 million, the Entertainment Group had a negative direct margin of 2.7% for the nine-month period ended December 31, 2003. Also, excluding this restructuring charge, the overall Company's direct margin (including the Developing Channels) was 23.3% for the nine-month period ended December 31, 2003.

40-F49

        Direct loss (including the Developing Channels) was $16.1 million for the nine-month period ended December 31, 2003 compared to direct profit of $181.6 million for the nine-month period ended December 31, 2002, representing a decrease of $197.7 million, or 108.9%. The decrease is due to the significant decrease in the Entertainment Group's direct profit, which resulted in a loss of $169.9 million for the nine-month period ended December 31, 2003 compared to a profit of $52.9 million for the nine-month period ended December 31, 2002, representing a decrease of $222.8 million. Again this decrease is mainly due to the restructuring of the Entertainment Group as explained above. Offsetting this decrease is an increase in the direct profit of the Broadcast Group — Operating Channels, which increased $15.3 million to $84.0 million for the nine-month period ended December 31, 2003 from $68.7 million for the nine-month period ended December 31, 2002 as explained below.

        Excluding the restructuring charge to direct operating expenses in the Entertainment Group, the Company's direct profit (including the Developing Channels) was $149.2 million for the nine months ended December 31, 2003, representing a decrease of $32.4 million, or 17.8%, compared to the comparative nine-month period in the prior year.

        The Broadcast Group — Operating Channels' direct margin increased slightly over the nine-month period ended December 31, 2002. Specifically, the margin for the nine months ended December 31, 2003 increased to 58.0% from 57.2% for the nine months ended December 31, 2002. The increase results from increased advertising revenues in the nine-month period ended December 31, 2003 compared to the nine-month period ended December 31, 2002. As mentioned previously, direct operating expenses in the Broadcast Group include the amortization of broadcast rights and costs incurred to meet the Canadian Content Program Expenditure Requirements ("CPE"). The calculation of CPE is directly tied to the level of the previous year's regulated revenues and therefore increases in revenues in the current period will not necessarily result in a corresponding increase in current period direct operating costs.

        The Broadcast Group — Developing Channels' direct margin decreased to 49.1% for the nine months ended December 31, 2003 from 66.9% for the nine months ended December 31, 2002. This decrease is a result of increased amortization of broadcast rights as the channels mature.

        The Motion Picture Distribution Group's direct margin increased to 19.8% for the nine months ended December 31, 2003 compared to 16.7% for the nine months ended December 31, 2002. The increase in margin is due to an increase in the Domestic Distribution direct margin. The higher overall quality of Domestic Distribution's release slate during the nine months ended December 31, 2003 led to a reduction in provisions required for underperforming titles and this in turn led to an increase in the segment's direct margin.

        The Entertainment Group's direct loss for the nine-month period ended December 31, 2003 includes $24.0 million of direct profit from the CSI franchise, compared to $18.6 million in the prior year's comparable nine-month period. Direct margin of the Entertainment Group for the nine months ended December 31, 2003 includes a 30% margin on CSI revenues compared to 35% margin on CSI revenues in the comparative year nine-month period.

        Operating Expenses    Operating expenses represent period costs that are not directly attributable to a product and include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

        Operating expenses were $124.7 million for the nine-month period ended December 31, 2003 compared to $121.5 million for the year ended March 31, 2003. The increase in operating expenses is due to increases as set out below for the nine-month period, offset by lower costs from the shorter period represented by the nine months ended December 31, 2003 compared to the 12 months ended March 31, 2003.

        Operating expenses increased by $39.1 million, or 45.7%, to $124.7 million for the nine months ended December 31, 2003 from $85.6 million for the nine months ended December 31, 2002. The increase is comprised of a $3.4 million increase in the Broadcast Group, a $3.2 million increase in the Motion Picture Distribution Group, a $15.9 million increase in the Entertainment Group and a $16.6 million increase in Other Group.

        The increase in the Broadcast Group — Operating Channels is due to costs that are variable with the increased advertising and subscriber revenues, such as commissions and regulatory fees, as well as lower costs recovered to direct operating expenses. The increase in the Motion Picture Distribution Group is due to the timing of compensation related expenses. The Entertainment Group operating expenses for the nine-month period ended December 31, 2003 included some project related expenses, increased occupancy costs, increased professional fees, and provisions for doubtful accounts. In addition, cost recoveries declined in line with the decrease in productions. The increase in Other Group expenses is attributable to an $8.3 million one-time non-cash lease abandonment charge on one of the Company's leased locations and $1.8 million of costs related to the Company's interest in the structured financing business, stock option costs that the Company is expensing, and an increase in and timing of certain professional fees and other expenses incurred within the period.

40-F50

        Earnings before undernoted (EBITDA)    For the nine months ended December 31, 2003, EBITDA (including Developing Channels operating losses) was ($140.8) million compared to $122.8 million for the year ended March 31, 2003, representing a decrease of $263.6 million. This decrease is due to the shorter fiscal period plus the charges related to the Entertainment Group restructuring activities and impairment charge effects on film and television assets due to foreign currency fluctuations on revenue projections used in the calculation of amortization, as well as higher operating expenses as noted above.

        For the nine months ended December 31, 2003, EBITDA (including Developing Channels operating losses) was ($140.8) million compared to $96.0 million for the nine months ended December 31, 2002, representing a decrease of $236.8 million, or 246.7%. As a percentage of revenue EBITDA margins decreased to a negative margin of 22.0% compared to a positive margin of 14.9% for the nine-month period ended December 31, 2002. The decrease in EBITDA percentage is due to the decrease in the Entertainment Group's direct margin as a result of the restructuring and foreign currency fluctuations, as well as the increase in the Other Group's operating expenses explained previously.

        The Broadcast Group — Operating Channels' EBITDA increased by 16.4% over the prior year nine-month period, with EBITDA of $56.7 million; the Broadcast Group — Developing Channels' operating loss improved by 36.4%, to $6.3 million, down from $9.9 million in the prior year's comparable nine-month period; the Motion Picture Distribution Group's EBITDA increased by 21.7% to $43.7 million; the Entertainment Group's EBITDA, excluding the restructuring charges of $166.0 million, was ($32.3) million compared to $40.4 million in the nine-month period ended December 31, 2002; and the Other Group's loss was $36.6 million compared to $19.1 million in the prior year comparable period.

        The decreases in the Other Group reflect the increases in operating expenses as noted previously. The Entertainment Group EBITDA of ($32.3) million, excluding the restructuring charges, includes approximately $28.4 million in charges to direct operating expenses relating to foreign currency fluctuations.

        Adjusted EBITDA    As previously defined on page 7, adjusted EBITDA for the nine months ended December 31, 2003 was $25.2 million compared to $122.8 million for the year ended March 31, 2003, representing a decrease of $97.6 million. This decrease reflects the shorter fiscal period as well as the impact of an impairment charge of approximately $28.4 million on film and television assets in the Entertainment Group, resulting from the impact of the strength in the Canadian dollar on revenue projections, used in the calculation of amortization of investment in film and television programs.

        For the nine months ended December 31, 2003 adjusted EBITDA was $25.2 million compared to $96.0 million for the nine months ended December 31, 2002, representing a decrease of $70.8 million, or 73.7%. As a percentage of revenue adjusted EBITDA margins decreased to 3.9% compared to 14.9% for the nine-month period ended December 31, 2002. Adjusted EBITDA excludes $165.3 million of charges included in direct operating expenses and $0.7 million of charges included in operating expenses related to the Entertainment Group restructuring (see note 3 to the Company's consolidated financial statements).

        Amortization    Amortization was $50.0 million for the nine months ended December 31, 2003 compared to $36.7 million for the year ended March 31, 2003. Amortization includes development costs charges, and amortization of property and equipment and other assets. This increase is primarily due to the write off of certain development costs as a result of the Company's review of its Entertainment operations as described in note 3 of the Company's consolidated financial statements. The impairment of development costs resulting from the Entertainment restructuring totaled $30.8 million and was directly related to decisions to abandon projects as a result of the decision to curtail production activities.

        Amortization was $50.0 million for the nine months ended December 31, 2003 compared to $22.7 million for the same period in 2002, representing an increase of $27.3 million. The increase is due primarily to the write off of certain development costs as explained above.

        Interest    Interest expense decreased $22.6 million to $62.4 million for the nine-month period ended December 31, 2003 compared to $85.0 million for the year ended March 31, 2003. The decrease is mainly due to the difference in length of the reporting periods.

        Interest expense increased $3.0 million to $62.4 million for the nine-month period ended December 31, 2003 compared to $59.4 million for the nine-month period ended December 31, 2002.

        A $5.0 million decrease in cash interest expenses is offset by an $8.0 million increase in non-cash interest charges. These non-cash interest charges include a decrease in the interest capitalized to investment in film and television programs, which is in line with the Company's strategy to significantly reduce capital-intensive production activities, plus a relative increase in the amortization of interest previously capitalized. In addition, an increase in deferred financing charge amortization results from a pro rata write down of deferred financing costs related to the reduction to the authorized capacity of the Company's corporate senior revolving credit facility (see note 7 to the Company's consolidated financial statements). Additional deferred

40-F51

financing charges were also incurred in relation to the new senior revolving credit facility and term loan negotiated by the Motion Picture Distribution Limited Partnership.

        For the nine-month period ended December 31, 2003, interest expense is net of amounts capitalized to investment in film and television programs of $6.4 million compared to $9.9 million in the prior year nine-month period and includes $10.6 million compared to $7.3 million in the prior year nine-month period of amortization of interest previously capitalized to investment in film and television programs. Interest that has been capitalized and not expensed during the year is charged to interest in future periods as the related film and television programs are delivered and costs are amortized.

        Deferred financing cost amortization totals $5.4 million for the nine-month period ended December 31, 2003 compared to $4.2 million in the prior year nine-month period.

        The majority of the reduction in the cash interest expense for the nine-month period ended December 31, 2003 compared to the prior year nine-month period relates to the impact of the strength of the Canadian dollar on the interest on the U.S. dollar denominated senior subordinated notes. In addition, cash interest also decreased as a result of the reduction in the senior revolving credit facility during the period. Net indebtedness (indebtedness less cash and cash equivalents) decreased from $615.9 million at December 31, 2002 to $373.0 million at December 31, 2003, a reduction of $242.9 million. The impact on indebtedness of the $0.28 change in the value of the Canadian dollar was $85.0 million.

        Equity Losses in Affiliates    Equity losses in affiliates decreased $3.2 million to $0.3 million for the nine-month period ended December 31, 2003 compared to $3.5 million for the year ended March 31, 2003. Equity losses in affiliates includes the Company's share of losses from its investments in two specialty television channels, One: The Body, Mind and Spirit Channel and Scream and its investment in ExtendMedia Inc. During the second quarter of fiscal 2003, the Company's ability to exercise significant influence over HMG ceased. As a result, the Company no longer accounts for this investment using the equity method and consequently equity losses in affiliates have decreased.

        Equity losses in affiliates decreased $3.4 million to $0.3 million for the nine-month period ended December 31, 2003 compared to $3.7 million for the nine-month period ended December 31, 2002 due to the reason explained above.

        Income Taxes    The income tax provision for the nine months ended December 31, 2003 increased by $27.3 million to $44.1 million compared to the year ended March 31, 2003, due mainly to $117.5 million in valuation allowances primarily taken on the losses incurred in the Company's Entertainment Group. The effective income tax rate on adjusted operating earnings, excluding the $117.5 million of valuation allowances was 42.4% driven up in the period by Entertainment Group losses in legal entities in low tax rate jurisdictions.

        Earnings (Loss) From Operations Before Undernoted And Discontinued Operations (Operating Earnings (Loss)) Operating loss for the nine-month period ended December 31, 2003 was $276.5 million compared to $15.5 million in the year ended March 31, 2003. Net operating loss for the nine-month period ended December 31, 2003 was $290.2 million, compared to a net operating loss of $23.9 million in the year ended March 31, 2003.

        Operating loss for the nine-month period ended December 31, 2003 was $276.5 million compared to an operating earnings of $2.5 million for the nine-month period ended December 31, 2002. Net operating loss for the nine-month period ended December 31, 2003 was $290.2 million, compared to a net operating loss of $5.3 million for the nine-month period ended December 31, 2002. On a per share diluted basis, net operating loss per share was $6.78 for the nine-month period ended December 31, 2003 compared to net operating loss per share of $0.12 in the comparable period in the prior year.

        Adjusted Operating Earnings (Loss)    As previously defined on page 7, adjusted operating loss for the nine-month period ended December 31, 2003 was $67.7 million compared to $2.5 million of adjusted operating earnings in the prior year comparative nine-month period. Adjusted net operating loss for the nine-month period ended December 31, 2003 was $156.5 million, compared to adjusted net operating loss of $5.3 million in the comparable period in the prior year. The adjusted net operating loss for the nine-month period ended December 31, 2003 includes a $117.5 million valuation allowance primarily on losses in the Company's Entertainment Group. On a per share diluted basis, adjusted net operating loss was $3.66 compared to adjusted net operating loss per share of $0.12 in the prior year comparative nine-month period.

        Dilution Gains    On October 15, 2003, the Company completed the restructuring of its motion picture distribution business into a Limited Partnership as part of an income trust structure immediately followed by an initial public offering of units of Movie Distribution Income Fund. The transaction resulted in a pre-tax gain to the Company of $145.1 million.

        Net Investment Gains (Losses)    In November 2003, the Company sold its investment in Galaxy Entertainment Inc. to the Cineplex Galaxy Limited Partnership for consideration having a fair value of $11.5 million and resulting in a gain to the Company of $6.3 million. This gain was offset by impairment charges of $2.2 million and $3.6 million, which were recorded in

40-F52

respect of certain of its investments carried at cost and equity, respectively. Additionally, an investment gain of $0.5 million was recognized on a warrant to purchase shares of a publicly traded company, Point .360.

        Foreign Exchange Gains    The foreign exchange gain of $20.6 million primarily reflects the impact of the strength in the Canadian dollar on the un-hedged portion of the Company's senior subordinated $US 300.0 million debt.

        Unusual Items    Unusual items for the nine months ended December 31, 2003 include $12.0 million for severance and professional fees related to the restructuring of the Entertainment Group. Also included is the final production financing non-fulfilment payment of $1.3 million made to Serendipity Point Projects Inc. ("Serendipity") pursuant to an agreement dated July 18, 1998. The Company does not expect to make any further production financing non-fulfillment payments pursuant to this agreement.

        Net Earnings (Loss)    The net loss for the nine-month period ended December 31, 2003 was $169.6 million compared to $41.3 million for the year ended March 31, 2003. On a basic and diluted basis, net loss per share was $3.96 for the nine-month period ended December 31, 2003 compared to net loss per share of $0.97 for the year ended March 31, 2003.

        The net loss for the nine-month period ended December 31, 2003 was $169.6 million compared to $28.8 million for the nine-month period ended December 31, 2002. On a basic and diluted basis, net loss per share was $3.96 for the nine-month period ended December 31, 2003 compared to net loss per share of $0.67 in the nine-month period ended December 31, 2002.

Fiscal 2003 Compared to Fiscal 2002 (revised)

        Revenue    Revenue was $872.0 million for fiscal 2003 compared to $884.9 million for fiscal 2002, representing a decrease of $12.9 million or 1.5%. The decrease in revenue is the net result of an increase in the Company's Broadcast Group revenue, an increase in its Motion Picture Distribution Group revenue, more than offset by a decrease in revenue from its investment in SHAAELP and a decrease in revenue in the Company's Entertainment Group, the latter the result of a planned reduction of higher cost, lower margin productions.

        Effective April 1, 2002, the Company's 50% share in the two French-language channels, Series+ and Historia, was transferred to Operating Channels from their previous Developing Channels status. The prior year's results continue to reflect their Developing Channels status at that time.

        For the year ended March 31, 2003, the Broadcast Group — Operating Channels recorded a 26.3% growth in revenue from $129.8 million to $164.0 million. This increase was primarily the result of growth in advertising revenues in the Operating Channels, as the trend of increasing popularity of specialty television channels and audience growth continued into fiscal 2003. While the Operating Channels' subscriber revenues saw increases of 8.8% for the year, advertising and other revenues increased by 48.3% in the year. Operating Channels' advertising revenue, on its own, increased by 57.1% for the year ended March 2003 compared to the previous year. On a same "store basis", after taking into account the transfer of the Company's French-language channels from Developing Channels to Operating Channels status in the fiscal 2003, the Operating Channels' advertising revenues increased by 49.3% over the prior fiscal year.

        The Broadcast Group — Developing Channels' revenue was $18.9 million in the year ended March 31, 2003 compared to $11.1 million in the prior fiscal year, representing an increase of $7.8 million, or 70.3%. Developing Channels now include only the Company's digital specialty television channels, which were launched towards the end of the September 2001 quarter. As detailed in statistics provided by Nielsen Media Research for the period from January 6, 2003 to March 30, 2003, three of the Company's seven digital channels were ranked among the top 10 digital specialty television channels for viewers aged 25 to 54. In particular, Showcase Action was ranked number one. (See note 26 to the consolidated financial statements of the Company for a definition of Developing Channels.)

        The Motion Picture Distribution Group's revenue was $384.2 million in fiscal 2003 compared to $318.0 million in the prior fiscal year, representing an increase of $66.2 million, or 20.8%. This increase is due to substantially increased revenue in Domestic Distribution and additionally to revenue growth in Momentum Pictures, its U.K. distribution company. Domestic Distribution revenue increased by 20% in the year ended March 31, 2003, due to strong video/DVD sales led by the first installment of the The Lord of the Rings trilogy, The Fellowship of the Ring, Austin Powers in Goldmember, Blade 2, The Others and Spy Kids 2, in addition to the second installment of The Lord of the Rings trilogy, The Two Towers, outperforming the theatrical release of the first installment. Domestic Distribution released 79 titles theatrically in the year ended March 31, 2003, compared to 83 titles in the year ended March 31, 2002. Additionally, 208 videos and 253 DVDs were released in fiscal 2003, compared to 192 videos and 200 DVDs released in fiscal 2002. Momentum Pictures continued to show positive growth with a year-over-year revenue increase of 41%, attributable to video/DVD sales of Crossroads, Amelie, 51st State and CSI: Crime Scene Investigation plus the television sale of Rocky and Bullwinkle. In fiscal 2003, Momentum Pictures released 15 titles theatrically as well as 37 videos and 35 DVDs. Comparatively, in fiscal 2002, there were 14 theatrical releases, 52 video

40-F53

and 61 DVD releases. Revenue from Momentum Pictures comprises 20% of fiscal 2003 revenue of the Motion Picture Distribution Group, compared to 17% in fiscal 2002.

        Revenue from Equicap Financial Corporation declined in the year, as the Company continued to wind down this business.

        The Entertainment Group's revenue was $303.4 million for fiscal 2003 compared to $412.3 million in the prior fiscal year, representing a decrease of $108.9 million or 26.4%. The decrease in revenue directly results from the intentional delivery of fewer high priced, lower margin dramas in fiscal 2003 compared to the prior fiscal year. Specifically, in the year ended March 31, 2003, total television series, movies-of-the-week ("MOWs") and mini-series hours delivered were 77.0, compared to 189.0 delivered in the prior fiscal year. CSI: Crime Scene Investigation and CSI: Miami ("CSI") account for 42.5 of the 77.0 hours and represent 35% of the Entertainment Group's revenues in fiscal 2003 compared to 11% in fiscal 2002. Total television hours delivered in fiscal 2003 was 194.0 hours compared to 355.5 in fiscal 2002.

        Other revenue, which includes revenue from SHAAELP and other corporate investments, was $1.5 million in the year ended March 31, 2003 compared to $13.7 million in the prior year, representing a decrease of $12.2 million. This decrease is a reflection of the changes to the matchable expenditure rules of the Income Tax Act (Canada). With respect to SHAAELP, the Company continues to pursue the non-Canadian component of this business in the U.K. and abroad.

        Direct Profit (Loss)    Direct profit (loss) is defined as revenue less direct operating expenses, which includes those expenses that are directly attributable to the cost of the product generating the revenue streams. In the case of the Entertainment Group and the Motion Picture Distribution Group, these costs include the amortization and write off, if applicable, of investment in film and television programs (with the exception of interest capitalized to film and television programs) and direct print and advertising incurred to earn revenue. In the case of the Broadcast Group, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian Content Program Expenditure Requirements mandated by Condition of License by the Canadian Radio-television and Telecommunications Commission ("CRTC"). These include costs to create the on-air look and on-air promotion of programs.

        Direct profit (including the Developing Channels) was $244.3 million in fiscal 2003 compared to $243.9 million in the prior fiscal year, representing an increase of $0.4 million, or 0.2%. As a percentage of revenue, direct margin (including the Developing Channels) increased from 27.6% in the year ended March 31, 2002 to 28.0% in the year ended March 31, 2003.

        The Broadcast Group — Operating Channels' direct margin decreased slightly over the prior fiscal year. Specifically, the fiscal 2003 margin decreased to 57.8% from 58.9% in the prior fiscal year.

        The Broadcast Group — Developing Channels' direct margin increased to 61.4% in fiscal 2003 from 27.0% in fiscal 2002. This increase reflects the start-up nature of these channels and the increased expected benefit from programming as these channels mature. The year-over-year change in direct margin is also effected by the transfer of the more mature French-language channels, Series + and Historia, from their Developing Channels status to Operating Channels status.

        The Motion Picture Distribution Group's direct margin decreased to 16.6% in fiscal 2003 compared to 22.7% in the prior fiscal year. This decline in direct margin is due to a change in the composition of the Motion Picture Distribution Group's distribution revenue in the period, along with the lower contribution from Equicap as the Company continues to wind down this business.

        After taking into account the change in accounting, for fiscal 2003 and prior fiscal years, for the Company's CSI television series the Entertainment Group's direct margin increased to 24.0% in fiscal 2003 compared to 19.1% in the prior fiscal year. This increase resulted primarily from the higher proportion of hours delivered from the CSI: Crime Scene Investigation franchise with the addition of CSI: Miami in fiscal 2003. This increase also continues to illustrate the Company's focus on higher margin production projects.

        Other direct margin, which has historically been primarily the recognition of the net revenue from SHAAELP, contributed 0.6% of the Company's total direct margin for the year ended March 2003, compared to a contribution of 5.6% in the prior fiscal year. As expected, the Company's earnings from SHAAELP have declined due to changes in the matchable expenditure rules of the Income Tax Act (Canada).

        Operating Expenses    Operating expenses represent period costs that are not directly attributable to a product which include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

        Operating expenses increased by $8.9 million, or 7.9%, to $121.5 million in fiscal 2003. The increase in operating expenses is a net result of the continued growth in Momentum Pictures, increased advertising revenue commissions for the Broadcast Group — Operating Channels and the seven new specialty television channels, most of which were launched in September 2001, offset by savings from restructuring initiatives in the Entertainment Group.

40-F54

        Earnings before undernoted (EBITDA)    In fiscal 2003, EBITDA (including Developing Channels operating losses) was $122.8 million compared to $131.3 million in fiscal 2002, representing a decrease of $8.5 million, or 6.5%. The $8.5 million decrease comprises an increase of $10.9 million in the Broadcast Group — Operating Channels, and a decrease in losses of $3.7 million in the Broadcast Group — Developing Channels. Offsetting these increases was a decrease of $10.4 million in the Motion Picture Distribution Group and a decrease of $5.2 million in the Entertainment Group and an increase in losses of $7.5 million in Other, primarily resulting from the decreased earnings from SHAAELP. As a percentage of revenue, EBITDA decreased from 14.8% in 2002 to 14.1% in fiscal 2003.

        Amortization    Amortization was $36.7 million in fiscal 2003 compared to $18.8 million in the prior year, representing an increase of $17.9 million. Amortization includes development costs charges, and amortization of property and equipment and other assets. The increase is due mainly to an increase in development costs charges and the amortization of broadcast equipment, which had been purchased for the launch of the Company's new specialty television channels throughout fiscal 2002, plus a one-time amortization charge of $2.1 million related to the disposition of assets in U8TV. In accordance with SOP 00-2, development costs are written off at the earlier of the date determined not to be recoverable or when projects under development are abandoned, and three years from the date of the initial investment. As a result, with the new accounting rules, development costs charges may fluctuate significantly from quarter to quarter depending upon when a development project was first initiated.

        Interest    For the year ended March 2003, interest expense increased by 13.3%, from $75.0 million to $85.0 million. Despite the significant increase in interest expense, cash interest expense increased by only $0.8 million year over year. The increase in interest expense is due to a lower amount of interest capitalized to investment in film and television programs in 2003, which is in line with the Company's production reduction strategy, plus a relative increase in the amortization of interest previously capitalized.

        Specifically, for 2003, interest expense is net of amounts capitalized to investment in film and television programs of $11.7 million compared to $20.0 million in the prior fiscal year and includes $9.7 million compared to $8.9 million in the prior fiscal year of amortization of interest previously capitalized to investment in film and television programs. Interest that has been capitalized and not expensed during the year is charged to interest in future periods as the related film and television programs are delivered and costs are amortized.

        Equity Losses in Affiliates    Equity losses in affiliates include the Company's share of losses from its investments in two new specialty television channels, One: The Body, Mind and Spirit Channel and Scream and its investments in Headline Media Group ("HMG") and ExtendMedia. During the second quarter of 2003, the Company's ability to exercise significant influence over HMG ceased. As a result, the Company no longer accounts for this investment using the equity method, and therefore, in future years will no longer report equity earnings or losses on the investment. The investment in HMG is now accounted for using the cost method.

        Income Taxes    The fiscal 2003 income tax provision increased by $9.8 million to $16.8 million due mainly to valuation allowances taken on the losses incurred in the Company's non-wholly owned new specialty television channels.

        Operating Earnings    As previously defined on page 7, operating loss for fiscal 2003 was $15.5 million compared to operating earnings of $20.1 million in the prior fiscal year. Net operating loss for fiscal 2003 was $23.9 million, compared to net operating earnings of $13.2 million in the prior fiscal year. On a per share diluted basis, net operating loss was $0.56 compared to net operating earnings of $0.33 in the prior fiscal year.

        Included in operating earnings for the prior year are earnings from SHAAELP of $11.8 million. On a per share basis, this contributed $0.18 towards the prior fiscal year's net operating earnings per share. The Company's objective is to replace this revenue stream with a more stable and predictable, and therefore higher quality, earnings stream from its three core Operating Groups.

        Operating earnings for fiscal 2003 reflect a higher amortization expense and higher non-cash interest charges than in the prior year. With respect to interest charges, as previously mentioned, the net difference between the capitalization of interest and the amortization of interest is lower in fiscal 2003 by $9.1 million. (See note 16 to the consolidated financial statements of the Company). This change results directly from the Company's ongoing production reduction strategy.

        Net Investment Losses    In February 2003, the Company completed a review of the value of its investment in HMG as a result of recent information pertaining to the financial condition of the investee. The review resulted in the Company recording an impairment charge of $24.1 million. Also included in net investment losses for fiscal 2003 are non-cash impairment charges of $14.5 million, the most significant of which relate to charges for the Company's investments in SHAAELP and Lifeserv.

40-F55

        Unusual Items    Unusual items in fiscal 2003 include $5.4 million of production financing non-fulfillment payments made pursuant to an agreement dated July 18, 1998 with Serendipity Point Projects Inc. ("Serendipity") plus $0.6 million in severance and professional fees related to the elimination of 37 positions in the Broadcast Group and $3.9 million in severance and professional fees related to the elimination of 33 positions in the Entertainment Group.

        Net Earnings (Loss)    The net loss for fiscal 2003 was $41.3 million compared to net earnings of $28.3 million in the prior year. On a basic and diluted basis, net loss per share was $0.97 in fiscal 2003 compared to basic and diluted net earnings per share of $0.71 in the prior fiscal year.

        Included in net earnings (loss) for fiscal 2003 are unusual items related to Serendipity totaling $5.4 million (or an after-tax impact of $0.08 per share) and non-cash impairment charges totaling $38.6 million (or an after-tax impact of $0.85 per share). Additionally, the prior fiscal year's results included non-taxable, non-recurring dilution gains of $11.5 million (or an after-tax impact of $0.29 per share) and $11.8 million in earnings from SHAAELP (or an after-tax impact of $0.18 per share).

        Net earnings (loss) for fiscal 2003 were also affected by the April 1, 2002 retroactive adoption of the recommendations of the revised CICA Handbook Section 1650, "Foreign Currency Translation". The impact of the adoption on the Company's statement of earnings (loss) was to record a pre-tax foreign exchange gain of $12.0 million in 2003 (or an after-tax impact of $0.24 per share) and a loss $1.5 million (or an after-tax impact of $0.03 per share) in the prior year. On April 1, 2002, the Company also adopted the recommendations of Accounting Guideline AcG-13, "Hedging Relationships." There was no impact on net earnings (loss) or earnings (loss) per share as a result of the adoption.

        On April 1, 2002, the Company prospectively adopted the recommendations of the new CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Commencing April 1, 2002, the Company began expensing all stock-based compensation and payments. The impact on the year ended March 31, 2003 was $0.2 million and had no material impact on basic and diluted earnings (loss) per share.

40-F56

Summary of Quarterly Results

        The following table presents an unaudited consolidated summary of the Company's operating results on a quarterly basis for the 12 months ended December 31, 2003 and 2002 (in millions of Canadian dollars except per share amounts):

	Quarter Ended				Quarter Ended
	Dec 31 2003	Sep 30 2003	Jun 30 2003	Mar 31 2003	Dec 31 2002	Sep 30 2002	Jun 30 2002	Mar 31 2002
		(revised)	(revised)	(revised)	(revised)	(revised)	(revised)	(revised)
	(unaudited)				(unaudited)
Revenue	267.8	212.7	159.7	225.8	250.2	237.5	158.5	231.0
Direct profit (loss)	(113.5)	61.4	36.0	62.7	66.0	61.3	54.3	59.9
Earnings (loss) before undernoted (EBITDA)	(166.9)	20.6	5.5	26.8	31.3	35.6	29.1	26.4
Earnings (loss) from operations before undernoted and discontinued operations (operating earnings)	(244.6)	(9.8)	(22.1)	(18.0)	4.1	1.4	(3.0)	(5.5)
Net earnings (loss) before discontinued operations[1]	(136.6)	(10.2)	(7.1)	(11.9)	(25.9)	(11.3)	8.7	(2.8)
Net earnings (loss)[1]	(151.7)	(10.8)	(7.1)	(12.5)	(26.0)	(11.0)	8.2	—
Earnings (loss) per Common Share before discontinued operations
Basic	($3.19)	($0.24)	($0.17)	($0.28)	($0.61)	($0.26)	$0.20	($0.07)
Diluted	($3.19)	($0.24)	($0.17)	($0.28)	($0.61)	($0.26)	$0.20	($0.07)
Earnings (loss) per Common Share
Basic	($3.54)	($0.25)	($0.17)	($0.29)	($0.61)	($0.26)	$0.19	—
Diluted	($3.54)	($0.25)	($0.17)	($0.29)	($0.61)	($0.26)	$0.19	—

1
During the nine months ended December 31, 2003 the Company identified certain revisions to its prior years' financial statements. These items were identified primarily as a result of an extensive review of the Entertainment Group's distribution and participation liabilities, and the Company's consolidation process. Items identified included charges for net underaccruals of distribution and participation liabilities; adjustments to assets for recoupable print and advertising costs which should have reduced distribution and participation liabilities; errors in the elimination of certain intercompany transactions within the Entertainment Group and between the Entertainment Group and the Motion Picture Distribution Group; adjustments for unreconciled program related payables; and a resultant change in the hedged position of the net investment in certain foreign operations. The net amount of these items was a charge of $49.3 million, including income tax provisions of $4.1 million, which has been recorded through a restatement of previously reported amounts. Certain amounts requiring reclassification between investment in film and television programs and distribution and participation liabilities were identified as well as a reclassification between future income taxes and income taxes payable. Accordingly, the results of operations and financial position of the Company were changed for fiscal 2003 and the year ended March 31, 2002 ("fiscal 2002") (see note 29 to the Company's consolidated financial statements). A portion of the charges identified for net underaccruals of distribution and participation liabilities and a portion of the errors in the elimination of certain intercompany transactions related to the quarters ending June 30, 2003 and September 30, 2003. The preceding table reflects the revised results of operations for the quarters ended June 30, 2003 and September 30, 2003, fiscal 2003 and fiscal 2002.

In addition, direct profit for the nine months ended December 31, 2003 includes an impairment charge of approximately $28.4 million on film and television assets resulting from the impact of the strength in the Canadian dollar on revenue projections used in the calculation of amortization of investment in film and television programs. A portion of this impairment charge related to the quarters ended June 30, 2003 and September 30, 2003. Accordingly, the previously reported results of operations for these quarters were revised to reflect the appropriate portion of the impairment charge.

        Results of operations for any period are significantly dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. Consequently, results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. A large percentage of a television program's revenues are recognized when the program is delivered pursuant to a non-cancelable agreement, provided the applicable broadcast season has commenced. Although industry practices are changing, due, in part, to increased competition from new channels, broadcasters make most of their annual programming commitments between February and June so that new programs are ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, revenues, particularly in the Entertainment Group and the Motion Picture Distribution Group, are not earned on an even basis throughout the year. In particular, revenues are generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period, and highest in the first, third, and, particularly the fourth calendar quarter. Advertising revenue is generally highest in the fourth calendar quarter, and lowest in the third calendar quarter whereas revenue derived from subscribers to the Company's specialty television channels is earned relatively evenly throughout the year.

        Revenue for the three-months ended December 31, 2003 was $267.8 million compared to $250.2 million for the three-month period ended December 31, 2002. The decrease in revenue is the result of a decrease of $15.4 million in the

40-F57

Entertainment Group's revenue, which was partially offset by a $12.0 million increase in the Broadcast Group's total revenue and a $21.1 million increase in the Motion Picture Distribution Group's revenue. The decrease in the Entertainment Group's revenue was due to fewer deliveries of drama productions in the quarter. The increases in the Broadcast Group and Motion Picture Distribution Group revenues was due to an increase in advertising revenues across all channels, and the strong performance of the theatrical and video/DVD release slate respectively.

        Direct loss, EBITDA, and operating loss for the three-month period ended December 31, 2003 were $113.5 million, ($166.9) million and $244.6 million, respectively compared to a direct profit, EBITDA and operating earnings of $66.0 million, $31.3 million and $4.1 million for the three-month period ended December 31, 2002. This decrease was primarily due to charges resulting from the extensive review of the Entertainment Group operations. As disclosed in note 3 of the Company's consolidated financial statements, a charge of $165.3 million was included in direct operating costs in the quarter ended December 31, 2003. The three-month period ended December 31, 2003 also includes $15.1 million of the previously mentioned impairment charge on film and television assets resulting from the impact of the strength of the Canadian dollar on revenue projections used in the calculations of amortization of investment in film and television programs.

        Operating expenses increased by $18.7 million to $53.4 million for the three-months ended December 31, 2003 compared to $34.7 million for the three months ended December 31, 2002. This increase consists of a $2.2 million increase in the total Broadcast Group, $0.4 million for the Motion Picture Distribution Group, $12.8 million in the Entertainment Group and $3.3 million in the Other Group. The Entertainment Group increase is primarily a result of $9.7 million of additional provisions for doubtful accounts in the three-month period ended December 31, 2003. The Entertainment Group operating expenses also reflect lower capitalized costs directly as a result of lower production volumes. The increase in operating costs in the Other Group relates to the expensing of stock-based compensation plus an increase in and timing of certain professional fees and other expenses incurred within the period.

        Loss before discontinued operations was $136.6 million for the three months ended December 31, 2003 compared to a loss of $25.9 million for the three months ended December 31, 2002.

Liquidity and Capital Resources

        The nature of the Company's business is such that significant expenditures are required to produce and acquire television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. As well, launching new specialty television channels is initially capital intensive. This results in significant working capital requirements. Working capital, comprising cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and deferred revenue, net of the senior revolving credit facility and the current portion of term loans, was a deficiency of $211.4 million at December 31, 2003 compared to a deficiency of $417.5 million at March 31, 2003, representing an increase of $206.1 million.

        The Company's operating cash flow, defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less investments in property and equipment, for the nine-month period ended December 31, 2003 was an outflow of $41.2 million compared to an outflow of $90.5 million for the comparative nine-month period ended December 31, 2002, and a $120.0 million outflow and a $193.6 million outflow for the twelve-month periods ended March 31, 2003 and March 31, 2002, respectively. The operating cash outflow of $41.2 million for the nine-month period ended December 31, 2003 represents an improvement of $49.3 million over the nine-month period ended December 31, 2002 and reflects the Company's previously articulated strategy to significantly reduce its capital-intensive production activities.

        In the nine-month period ended December 31, 2003, the Company reduced prime time drama production to just 58 hours, 53.4% of which were part of the CSI franchise. This compares to 56 hours in the prior year nine-month period, and 140 hours in the nine-month period two years prior. The twelve-month period ended March 31, 2003 reflected the delivery of 77 hours of prime time drama production compared to 189 hours for the year ended March 31, 2002.

        The Company anticipates that the continued ratings success of CSI will result in significant bonus payments for the Company, CBS Productions and other third party participants. The Company intends to use these payments to pay down debt.

        The Company's free cash flow, defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities, for the nine-month period ended December 31, 2003 was $115.4 million compared to $36.8 million for the year ended March 31, 2003 and ($111.8) million for the year ended March 31, 2002. The $115.4 million free cash flow for the nine months ended December 31, 2003 represents an improvement of $123.3 million over the free cash flow for the comparative nine-month period ended December 31, 2002.

40-F58

        Any deficiencies in the Company's free cash flow are typically funded by the Company's $325.0 million senior revolving credit facility or by debt or equity issuances. As at December 31, 2003, the Company had committed undrawn credit facilities of $257.7 million, including the outstanding letters of credit of $67.3 million.

        The Company's net debt, which comprises the senior revolving credit facility, term loans and senior subordinated notes, net of cash and cash equivalents, decreased over the prior year by $165.4 million, from $538.4 million at March 31, 2003 to $373.0 million at December 31, 2003, primarily as a result of monetizing 49% of the value of the Company's Motion Picture Distribution Group assets, plus improvements in free cash flow in the nine months ended December 31, 2003. Excluding the $52.0 million impact of a change in the U.S. dollar exchange rate, the Company's total debt decreased by $113.4 million in the nine-month period ended December 31, 2003.

        The Company completed an initial public offering for units of the Movie Distribution Income Fund on October 15, 2003. The Company received gross proceeds of $254.0 million on the closing of the offering from the sale of a 49% interest in its motion picture distribution business. As planned, these funds have been used to significantly pay down the Company's debt in the current quarter. The Company continues to consolidate the operations of Distribution LP into the Company's results. Even though a $75.0 million term loan that has been secured by Distribution LP is non-recourse to the Company, it is included in the Company's reported consolidated total indebtedness.

        In addition, the Fund's 49.0% interest in Distribution LP entitles it to at least 49.0% of the cash distribution of Distribution LP's unit. Accordingly, the Company's future cash flows will be impacted by the expected monthly distributions to holders of LP Units.

        As previously explained, subsequent to the period end on May 12, 2004, a subsidiary of Distribution LP completed the acquisition of Spanish film distributor Aurum Producciones, S.A. ("Aurum") for a purchase price of approximately $74.0 million (45.0 million euros). The purchase price was funded through increased borrowing under Distribution LP's senior credit facility, a private placement of units of the Fund ("Units") and cash on hand. Distribution LP entered into an amended and restated credit agreement with its senior lenders to increase the authorized borrowing amount under its senior credit facility from $100.0 million to $125.0 million. The Fund completed a private placement of 1,436,000 Units from treasury at $10.45 per unit through a syndicate of agents. The Fund applied the gross proceeds of the private placement to acquire Class A Ordinary limited partnership units ("Ordinary LP Units") of Distribution LP. The Company, in order to maintain its 51% interest in Distribution LP, also acquired 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of approximately $30.6 million from the offering of Ordinary LP Units, (see note 31 to the Company's consolidated financial statements).

        Commitments    As disclosed in the notes to the consolidated financial statements, the Company has entered into various contracts which result in future cash flow commitments related to programming purchases, operating leases, credit facilities, certain broadcast intangible assets, production financing and senior subordinated notes. The following table details the cash flow commitments over the next five years and thereafter related to these obligations. The Company plans to fund these commitments through cash flow from operations; however, any deficiencies in this cash flow will be funded by the Company's senior revolving credit facility (in millions of Canadian dollars).

	2004	2005	2006	2007	2008	Thereafter	Total
Senior subordinated notes principal*	—	—	—	—	—	389.0	389.0
Interest on senior subordinated notes*	50.7	50.7	50.7	50.7	50.7	48.6	302.1
Broadcast and distribution rights[1]	83.1	78.4	46.3	10.6	7.2	—	225.6
Operating leases[2]	16.4	16.2	12.9	9.7	9.5	86.5	151.2
Production financing arrangements*	32.9	25.2	1.6	—	—	—	59.7
Broadcast intangibles acquisition liabilities	3.4	2.0	1.0	—	—	—	6.4
Consulting contracts[3]	0.8	0.8	0.8	0.8	0.8	—	4.0
Term loans principle	3.3	1.1	75.0	—	—	—	79.4

Total contractual obligations	190.6	174.4	188.3	71.8	68.2	524.1	1,217.4

*
Based on a U.S foreign exchange rate of $1.30, consistent with the rate as at December 31, 2003.

1
At December 31, 2003, in the normal course of business, the Company was committed under various agreements for the right to broadcast or distribute certain films and television programs in the future. Management estimates that these agreements will result in future expenditures of $225.6 million, which are not reflected on the balance sheet.

2
The Company is committed with respect to operating leases for office premises and equipment for the next 15 years, which are not reflected on the balance sheet.

40-F59

3
During the current nine-month period the Company entered into an arrangement with two former senior officers for them to provide consulting services to the Company for a five-year period ending December 31, 2008, for a fixed annual fees of $0.8 million plus certain contingent bonuses based upon achievement of certain cash flow targets related to certain television series. The total of the fees and bonuses for the five-year period will be in the range of $4.0 million to $15.5 million (refer to the note 28 to the Company's consolidated financial statements).

        Senior Revolving Credit Facility    As at December 31, 2003, the senior revolving credit facility provides up to $300.0 million in borrowings bearing interest at rates ranging from the Bankers' Acceptance rate and LIBOR plus 0.75% to plus 3.0%, and the Canadian prime rate and the U.S. base rate plus up to 1.75%. The available credit for the facility was reduced from $525.0 million to $300.0 million during the nine months ended December 31, 2003. During the nine months ended December 31, 2003, the full balance was repaid.

        As at December 31, 2003, Distribution LP has a revolving credit facility that provides up to $25.0 million in borrowings bearing interest at rates ranging from the Canadian prime rate and the U.S. base rate plus 1.0% to 2.0% and the Banker's Acceptance rate and LIBOR plus 2.0% to 3.0%. The facility is a 364-day facility that can be extended for a further 364 days upon request. If the facility is not extended it is deemed converted to a non-revolving credit facility and any outstanding advances are converted to a term loan maturing 365 days after the revolving credit facility maturity date of October 31, 2004. As at December 31, 2003, Distribution LP had unused credit facilities aggregating $25.0 million.

        Senior Subordinated Notes    The Company has outstanding an aggregate of US$300.0 million senior subordinated notes bearing interest at 13% per year that mature on December 15, 2009. At any time on or after December 15, 2004 the Company may redeem all or a portion of the notes at specified redemption prices plus accrued interest to the date of redemption.

        Term Loans    Term loans include various industry loans, obligations under capital lease and a non-revolving term facility held by Distribution LP. At as December 31, 2003 the $75.0 million non-revolving credit facility held by Distribution LP was fully drawn.

        Capital expenditures    As at December 31, 2003 the Company had no firm capital expenditure commitments. The Company's capital expenditure budget for 2004 will be funded primarily from cash flow from operations.

        The Company has had historical success in securing a committed five-year senior revolving credit facility, and in raising debt and equity capital in the Canadian and U.S. markets. The Company believes that the availability of our current committed, or a renewed, senior revolving credit facility, the operating facility, capital base and earnings from operations will be sufficient to fund the Company's operations and commitments for the foreseeable future, although there can be no assurance in this regard.

        Since the first quarter of fiscal 2002, the Company reduced its net debt from a peak of $729.7 million to $373.0 million on December 31, 2003. With the successful initial public offering of units in Movie Distribution Income Fund completed on October 15, 2003, the Company was able to accelerate debt reduction efforts, and gain a partner to help finance future growth opportunities. In calendar 2004, the Company expects to refinance its existing 13% senior subordinated notes. The notes are redeemable at the option of the Company in whole or in part at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100.0% of the principal amount after December 15, 2004 plus accrued and unpaid interest. With a continued keen focus on generating free cash flow, the Company expects that debt reduction will continue to accelerate and interest expense will decline significantly in the future.

Related Party Transactions

        In the normal course of business, the Company acquires, at fair value, broadcast rights from minority interests who exert significant influence over subsidiaries of the Company. During the nine months ended December 31, 2003, these purchases totaled $5.1 million. At December 31, 2003, included in accounts payable, are amounts due to these related parties of $4.3 million.

        The Company has entered into trademark and franchise payment agreements, at fair value, with minority interests who exert significant influence over subsidiaries of the Company. During the nine months ended December 31, 2003, the Company paid $3.0 million related to such agreements. At December 31, 2003, the amount due to these related parties was $8.1 million of which $5.4 million is included in long-term liabilities pertaining to certain broadcast intangible assets described in note 7 to the Company's consolidated financial statements.

        At December 31, 2003, included in accounts receivable, the Company has $0.5 million of shareholders loan due from a minority interest that exerts significant influence over a subsidiary of the Company. During the year ended March 31, 2003, the Company provided loans, primarily for the purpose of financing working capital requirements, of $2.3 million to equity accounted investees. During the nine months ended December 31, 2003 the Company provided further advances of $1.0 million. The loans bear interest at rates ranging from the Canadian prime rate plus 2.5% to 11.0%. Included in accounts

40-F60

receivable at December 31, 2003 is $3.7 million due from these related parties. During the nine months ended December 31, 2003 the Company recognized interest income of $0.4 million in connection with these loans.

        Loans, primarily for the purpose of share purchase, of $2.3 million are due from senior officers. The amounts are included in accounts receivable and are repayable on demand, bearing interest at the Company's marginal cost of borrowing.

        The Company entered into an arrangement with two former senior officers who, together with two other senior officers jointly control the Company, to provide consulting services for a five-year period ending December 31, 2008. This arrangement has fixed annual fees of $0.8 million plus certain contingent bonuses based upon achievement of certain cash flow targets related to certain television series. The total of the fees and bonuses for the five-year period will be in the range of $4.0 million to $15.5 million, depending upon achievement of targets. No amounts were recognized during the current nine-month period in connection with this contract.

        Upon the creation of the Fund, $13.1 million of issue costs related to the issuance of the Units of the Fund were borne by Distribution LP. These issue costs were deducted from the partners' capital of Distribution LP at the date of formation.

        On October 15, 2003, the Fund, and its wholly owned trust, Holding Trust, the General Partner and Distribution LP entered into a Support Agreement. Under the terms of the Support Agreement, the General Partner will provide certain management, administrative and support services to the Fund and Holding Trust for the next 10 years and will be reimbursed by Distribution LP for all direct and indirect costs and expenses it incurs in the provision of services pursuant to the Support Agreement. For the period from October 15, 2003 to December 31, 2003, Distribution LP incurred expenses of $0.1 million in connection with the Support Agreement.

Outstanding Shares

        The Company is authorized to issue an unlimited number of Class A Voting Shares and Class B Non-Voting Shares. At June 1, 2004 the Company had 2,971,171 Class A Voting Shares and 40,038,672 Class B Non-Voting Shares outstanding compared to 3,220,271 Class A Voting Shares and 39,617,218 Class B Non-Voting Shares outstanding as at December 31, 2003. The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting only in certain circumstances.

Off Balance Sheet Arrangements

        The Company has entered into various production financing arrangements with various unrelated UK limited partnerships whereby all rights, title and interests to certain film and television programs have been sold to third parties that leased back to the Company the exclusive rights to distribute such programs for periods of up to 15 years. Under these arrangements, the Company is required to make periodic lease payments to the third parties. The Company has placed a portion of the cash proceeds received under the arrangements in an irrevocable trust for the benefit of the third parties to be used solely for satisfying the periodic lease payments. The cash proceeds placed in trust represent the discounted future lease payments due to limited partnerships. The Company believes that the possibility of it being required to make additional future payments related to these leases is remote. The Company has obtained guarantees for the obligations from unrelated financial institutions. The amount of funds in trust and the related lease obligations are not included in the Company's balance sheet. The amount of the lease obligations extinguished under these arrangements amounted to $160.1 million as at December 31, 2003.

        The Company believes that the possibility of these arrangements being terminated is remote as the right to terminate arises only if the bank guarantor fails to meet its obligations.

Market Risk

        The Company is exposed to market risk related to interest rates and foreign exchange rates. The Company is authorized to enter into currency conversion and interest rate conversion agreements to modify the exposure to these risks, however, the Company does not engage in any speculative trading program.

        Foreign Exchange Risk    A significant portion of revenue and expenses are in currencies other than Canadian dollars and, therefore, are subject to fluctuations in exchange rates. Approximately 24.8% of the Company's revenues for the nine months ended December 31, 2003 were derived from its foreign customers, a significant portion of which was denominated in U.S. dollars. Exchange rates may vary substantially and have an adverse impact on the Company's results of operations, prospects or financial condition. The exposure to this foreign exchange risk has been mitigated by the Company's U.S. dollar

40-F61

denominated senior subordinated notes and expenditures on certain film and television programs. As at December 31, 2003, there were no foreign exchange forward contracts outstanding.

        Interest Rate Risk    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its senior revolving credit facility. The exposure to floating rate debt has been mitigated by the Company's fixed rate senior subordinated notes. As at December 31, 2003, there were no interest rate conversion agreements outstanding.

        Credit Risk    Credit risk on the Company's accounts receivable is controlled as a significant portion is due from the Canadian federal government and other government agencies in addition to there being a wide variety of customers, markets and geographic areas to which the Company sells.

        Portfolio Risk    The Company owns various warrants and exchange rights to purchase shares in publicly traded companies. These amounts are recorded in the financial statements at their market value. The market value of these rights may vary substantially and have an adverse impact on the Company's results of operations, prospects or financial condition. During the nine months ended December 31, 2003 the Company recognized gains of $0.5 million in marking these rights to market.

Critical Accounting Policies and Estimates

        The preparation of the financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management of the Company regularly reviews its estimates and assumptions based on historical experience and various other assumptions that it believes would result in reasonable estimates given the circumstances. Actual results could differ from those estimates under different assumptions. The following is a discussion of accounting policies that require significant management judgments and estimates. For a discussion of all of the Company's accounting policies, including the items outlined below, refer to note 1 of the consolidated financial statements.

        Film and television programs    The Company accounts for its production and distribution of film and television programs in accordance with AICPA Statement of Position 00-2, "Accounting By Producers and Distributors of Film" ("SOP 00-2"). SOP 00-2 requires that film and television costs of production and acquisition are amortized using the individual film forecast method under which such costs are amortized for each film or television program in the ratio of revenue earned in the current period for such title to management's estimate of the total revenue to be realized from all media and markets for that title. Management regularly reviews and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the film and television asset to the estimated fair value amount. Results of operations in future years are dependent upon the amortization of film and television costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period. If estimates of ultimate revenues change with respect to a film or television program, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs. The fair value of the film or television program is determined using management's estimates of future revenues and costs under a discounted cash flow approach and a write down equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film or television program is recorded in direct operating costs.

        As previously explained, the Company conducted an extensive review of its Entertainment Group operations and concluded that it would significantly and permanently reduce the size and scope of its production business. As a result, management's estimates of total revenue from all media and markets for certain titles held by the Entertainment Group were revised, resulting in the recognition of a $158.9 million write-down to investment in film and television programs during the nine months ended December 31, 2003. This write-down is included in direct operating costs for the period. No further write-downs of Entertainment Group investment in film and television programs are anticipated in connection with this restructuring.

        Although the Company has diversified its product mix with respect to the production and distribution of film and television programs, we cannot be certain that a write down will not have a significant impact on its results of operations, prospects or financial condition.

        Investments    The valuation of cost and equity accounted investments is regularly reviewed by management to ensure that any decline in market value that is considered other than temporary has been reflected in the related carrying value of the investment. In making that assessment, several factors are considered including the amount by which the market value exceeds carrying value, the duration of the market value decline and the investees' expected future cash flows and earnings. The Company recorded in investment losses (gains) line on the statement of earnings (loss) non-cash impairment charges of

40-F62

$5.8 million for the nine months ended December 31, 2003, $38.6 million and $1.0 million, for the twelve months ended March 31, 2003 and 2002, respectively.

        Goodwill and Broadcast Licences    On April 1, 2001, the Company adopted the recommendations of the new CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". Previously, the Company amortized goodwill on a straight-line basis over periods of up to 40 years and broadcast licences on a straight-line basis over a period of 40 years. Based on the new standard, goodwill and broadcast licences of the Company are no longer amortized but are tested for impairment annually at December 31, or more frequently if impairment indicators arise, to determine if an impairment loss should be recognized. Impairment indicators include the existence of significant restructuring plans, the existence of significant adverse changes in the business climate and the existence of significant write-downs of assets. Fair value is based on discounted estimated future cash flows from operations. Based on the valuation testing performed for the nine months ended December 31, 2003, the Company determined that its goodwill and other intangible assets were not impaired. A significant downward revision in the estimated future cash flows could result in a material impairment of the Company's goodwill and broadcast licences under CICA Handbook Section 3062.

        Provisions    Balance sheet provisions for accounts receivable, loans receivable, future income taxes, restructuring costs, returns of product (video/DVD) and legal issues all require estimates and assumptions by management that could be significant.

        The provision for accounts receivable is based on specifically identified accounts where management believes that collection is doubtful. These accounts are identified based on customer knowledge and past experience. Historically, management's estimate of the required provision has been adequate.

        The provision for loans receivable is based on specifically identified loans where management believes that collection is doubtful.

        In recording future tax assets, the Company has established a valuation allowance against a portion of these based on a current assessment of the recoverability of these future tax assets. Management's assessment of the Company's ability to realize future income tax assets is performed on a legal entity basis and is based on existing tax laws and estimates of future taxable income. Where, in the opinion of management, the value of future income tax assets exceeds the estimate of amounts expected to be realized, a valuation allowance is recorded to reduce the future income tax asset. If the Company's assessment changes in the future, the valuation allowance will increase or decrease accordingly, resulting in corresponding decreases or increases in income, respectively, in that period. The valuation allowance is in no way indicative of the availability of income tax losses or other timing differences to offset future profits earned. Rather, the valuation allowance reduces the future income tax asset to management's estimate of the future tax asset that will be realized as a reduction of cash income taxes paid in the future. The Company is considering certain potential tax planning strategies, which, if implemented, should result in the realization of sufficient income to offset a substantial portion of the valuation allowance reported in the current period. Since the reversal of the current period's valuation allowance will eliminate income tax expense in a future profitable year, management expects that, as the Entertainment Group loss carryforwards are used, the effective tax rate will be lower than the statutory rate.

        The provision for returns of product is based on historical return patterns. Product returns are generally linked to the theatrical success of individual titles. Management tracks sales performance on a regular basis to establish adequate returns provisions on a title-by-title basis.

        Provisions for legal issues are based on management's best estimate of the probable outcome and resolution of legal matters.

        The above estimates are revised accordingly as new or different circumstances arise. While management believes that the balance sheet provisions are adequate, using different assumptions or estimates could have a significant impact on the Company's results of operations, prospects or financial condition.

        Income tax reassessments    The Company is subject to periodic reassessments in respect of prior years' income tax returns. Management sets a provision for expected losses in relation to the possibility of any challenges of previous filing positions and believes these provisions to be adequate. In November 2003 and December 2002, a subsidiary of the Company received provincial and federal income tax reassessments respectively for approximately $19.8 million, including interest and penalties. The provincial and federal income tax reassessments relate to the same issues. The Company intends to pursue all available administrative and judicial appeals in respect of these reassessments. The Company strongly believes that it will prevail because, in the opinion of management, the reassessments run counter to the applicable law and certain previous rulings. A liability for the amount will be recorded should it become probable that the income tax authority's position will be upheld.

40-F63

Accounting Changes and Recent Accounting Pronouncements

        On April 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063, "Impairment of Long-Lived Assets", on a prospective basis. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The adoption of this standard had no impact on the Company's results of operations or financial position.

        In 2002, the CICA issued Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", which was effective for all disposal activities initiated by a commitment to a plan on or after May 1, 2003. Under the new rules, (i) a long-lived asset to be disposed of other than by a sale continues to be classified as held and used until it is disposed of; (ii) a long-lived asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell; (iii) a loss recognized on classification of a long-lived asset as held for sale or a group of assets as a discontinued operation does not include future operating losses, other than to the extent they are included in the fair value of the asset; and (iv) discontinued operations are defined more broadly than under existing GAAP (refer to note 18 of the Company's consolidated financial statements).

        In 2003, the CICA issued a new Handbook Section 1100, "Generally Accepted Accounting Principles". The section mandates a new approach in determining the appropriate treatment for transactions for which the accounting is not specifically addressed in the Handbook. Effectively, it requires an enterprise to decide the treatment of a transaction by carefully considering analogous situations in the Handbook, basic financial statement concepts and, if appropriate, other relevant authoritative literature. As a result of the new Section, the Company will no longer use historical industry practice as a source of authority, and accordingly will adopt the following changes:

  (1)
  The recognition of government financing and assistance will change from revenue to a reduction of the related production costs.

  (2)
  The amortization of interest previously capitalized will be recorded as a direct operating expense rather than as interest expense.

        These changes will be applied prospectively commencing January 1, 2004.

        In 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The section requires that an entity recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The Section will be applied retroactively effective January 1, 2004. The adoption of the Section will not have a significant impact on results of operations.

        In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which will be effective for annual and interim periods beginning on or after November 1, 2004. This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The Company has not yet determined the impact of the adoption of this standard on its financial results.

Financial Instruments

        The estimated fair values of financial instruments as at December 31, 2003 and March 31, 2003 are based on relevant market prices and information available at the time. The carrying values of cash and cash equivalents, loans receivable, senior revolving credit facilities, accounts payable and accrued liabilities and term loans approximate the fair values of these financial instruments.

        Financial instruments with carrying values different from their fair values include:

	December 31, 2003
	Carrying Value	Fair Value
	(in millions of Canadian dollars)
Financial assets
Accounts receivable	277.8	274.1
Investments	17.8	30.6
Financial liabilities
Senior subordinated notes	389.0	443.5

        The fair value of accounts receivable is based on discounting future cash flows using rates currently available for similar instruments. The Company has not discounted these receivables as it expects to recover their carrying amounts fully by holding

40-F64

them to maturity. At December 31, 2003, included in accounts receivable are amounts due beyond December 31, 2004 totaling $30.9 million.

        The fair value of investments is based on the trading value of publicly traded investees at December 31, 2003.

        The fair value of the senior subordinated notes is based on the trading price of the notes at December 31, 2003.

Industry Risk and Uncertainties

        The television and motion picture industries and specialty cable broadcasting have always involved a substantial degree of risk. There can be no assurance of the economic success of any motion picture, television program or specialty cable television channel as revenue derived depends on audience acceptance, which cannot be accurately predicted. Audience acceptance is a factor not only of the response to the television program's or motion picture's artistic components or the specialty cable television channel's content, but also to the reviews of critics, promotions, the quality and acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly and many of which are beyond the Company's control. A lack of audience acceptance for the Company's television programs, motion pictures or specialty cable television channels could have an adverse effect on its businesses, results of operations, prospects and financial condition.

        In addition, television and motion picture production and distribution costs, as well as the Broadcast Group's programming costs, continue to rise. The Company's businesses are also impacted by prevailing advertising rates, which are subject to fluctuation. A substantial portion of the Broadcast Group's revenue is from advertising sales. The Company competes for advertising sales with other television channels, radio and print media. The Company's inability to generate advertising revenue could adversely affect its operating results, prospects or financial condition. Specialty cable television channel operators rely on fees from subscribers, which are shared with cable and DTH operators, to provide a substantial portion of their revenue while they build an audience and advertising support. The subscriber penetrations, and therefore subscriber revenues, of any particular specialty cable television channel can be affected by the attractiveness of the packaging scenarios presented to subscribers by the cable and DTH satellite operators.

        Generally, television programs are produced under contracts that provide for licence fee revenue that may not cover all anticipated production costs. The "gap" or production deficit between these fees and production costs can be substantial. The ability to recover the production deficit and the realization of profits, if any, are generally dependent upon the ability to distribute the programs in multiple geographic regions, including international markets, or through multiple distribution channels. There is a risk that some of the Company's television and motion picture projects or specialty television channels will not be successful, which could result in a failure to recoup costs or realize profits. The Company cannot be certain that revenue from existing or future projects would replace a possible loss of revenue associated with the cancellation of any particular project or poor results of any particular specialty cable television channel.

        The production, completion and distribution of television programs and motion pictures require a significant amount of capital. There are substantial financial risks relating to the production, completion and release of future television programs and motion pictures. Actual television program and motion picture costs may exceed their budgets. Factors such as labor disputes, death or disability of a star performer, technology changes relating to special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or hamper completion of a production. Although the Company generally completes productions within budget, the Company cannot be certain that it will continue to do so. On certain productions we maintain insurance policies ("completion bonds") covering certain of these risks and the Company intend to continue such practices. The Company cannot be certain that any cost overruns will be adequately covered or that such completion bonds will be available or continue to be available on terms acceptable to us or that the Company will obtain completion bonds in every case. In the event of substantial budget overruns the Company may have to seek additional financing from outside sources in order to complete production of a project. The Company cannot be certain of the availability of such financing or that such financing will be available on terms acceptable to the Company. In addition, in the event of substantial budget overruns, the Company cannot be certain that it will be able to recoup such costs. Failure to recoup any of these costs could have an adverse impact on the Company's businesses, results of operations, prospects and financial condition.

        The Company's specialty cable television channels are regulated by the Canadian Radio-television and Telecommunications Commission ("CRTC"), which grants and renews licences. The Company's CRTC broadcast licences must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. The Company's inability to renew any of its licences on favourable terms, or at all, would have an adverse impact on its results of operations, prospects or financial condition. Changes in the regulations governing the Company's specialty cable television

40-F65

channels, including decisions by regulators affecting its broadcast operations, such as the granting or renewal of licences or the granting of additional broadcast licences to the Company's competitors, or the introduction of new regulations by regulators, could adversely impact the Company's operating results, prospects or financial condition.

        The Canadian broadcast, production and distribution industries are supported by various government and private initiatives to foster the creation of Canadian film and television programming. The private mechanisms are often mandated by the CRTC in response to change of control of a regulated asset. These initiatives and government programs make up the complex system of financial support for the industry. Any change in the nature of these programs or their interactions with each other may provide risk to the Company's broadcast, production and distribution businesses. As well, if the CRTC's general approach to licencing broadcast services and to requiring Canadian content as part of any licence were to change, it could change the market for programs as well as the value of the Company's current specialty television licences.

        Changes in public policy related to Canadian ownership of broadcasting or other fundamental principles of the broadcasting system could adversely affect the Company's relationships with foreign partners in broadcasting or its position in the advertising market. As the federal and provincial governments review and modify their funding programs for television production the Company's broadcast business could be impacted by fewer resources to fill the gap between licence fees and the independent producers' ability to finance their productions. Since the Company's broadcast conditions of licence determine its original production needs, these reviews and modifications could be a risk to some of the Company's specialty television channels.

        As part of the Company's business strategy, we intend to continue expansion of the Company's non-Canadian distribution activities and, therefore, will continue to earn a substantial portion of revenue from outside of Canada. The Company's ability to maintain or expand its international business, as well as its ability to contract upon favourable terms with international broadcasters, distributors and other licencees, and conduct foreign production activities depends, in part, on local economic conditions, currency fluctuations, local changes in regulatory requirements, compliance with a variety of foreign laws and regulations, inflation, interest rates and cultural barriers and preferences. As a result, the Company cannot be certain that its international operations will continue to be successful.

        The Company's Motion Picture Distribution Group obtains distribution rights from content suppliers to exploit motion pictures in all media. In Canada, the Group has exclusive output agreements with a limited number of U.S.-based independent studios, including New Line Cinema, Miramax Films and Focus Features and enters into distribution agreements in respect of individual motion pictures less frequently. Conversely, in the United Kingdom, the Group most often enters into distribution agreements in respect of individual motion pictures, and as a result of this, it is able to draw on a wider range of content suppliers in that territory. Overall, a relatively small number of producers represent a substantial proportion of the Motion Picture Distribution Group's total revenue. For example, in the year ended March 31, 2003 ("fiscal 2003"), distribution rights for eight of the top ten motion pictures distributed by the Group, measured by theatrical box office receipts, were acquired under the output agreements with New Line Cinema, Miramax Films and Focus Features. In addition, in the nine-months ended December 31, 2003 ("fiscal 2004"), motion pictures acquired under these three output agreements accounted for approximately 72% of the Group's revenue. Management believes that the Motion Picture Distribution Group's financial performance is, and will continue to be, substantially dependent on the Group's continued relationship with these content suppliers and the ability of these content suppliers to continue to produce motion pictures that receive significant audience acceptance.

        The Motion Picture Distribution Group has longstanding relationships with its three principal content suppliers and has renewed the relevant output agreements on multiple occasions. However, each of these agreements will expire between 2005 and 2007 and there can be no assurance that all or any of them will be renewed at all, or on terms as favourable to the Company as the current agreements. In particular, any of the Motion Picture Distribution Group's content suppliers could instead elect to enter into exclusive distribution agreements with a competitor of the Company. Certain of the independent studios with which the Company currently has a significant Canadian distribution relationship, including Miramax, New Line and Focus Features, are affiliates of major studios that have their own distribution capability in Canada. There can be no assurance that these or other content suppliers to the Motion Picture Distribution Group would not determine, or be required by their respective affiliates, to use this captive distribution capability rather than contracting with the Company for distribution rights. The loss of one or more of these distribution agreements with a significant content supplier could have a material adverse effect on the business of the Motion Picture Distribution Group.

        The entertainment industry in general, and the motion picture distribution industry in particular, continues to undergo significant changes, primarily due to technological developments. Due to this rapid growth of technology and shifting consumer tastes, the Company cannot accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of motion pictures and television series. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was

40-F66

previously predicted. Although the Company has benefited from the rapid growth in the DVD market, there can be no assurance that such growth and penetration rates will continue. Additionally, technological advances and the conversion of motion pictures into digital formats have made it easier to create, transmit and "share" high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through unauthorized set-top boxes and other devices and through unlicenced broadcasts on free TV. As a result, users may be able to download and distribute unauthorized or "pirated" copies of copyrighted motion pictures over the Internet. As long as pirated content is available to download digitally, some consumers may choose to digitally download pirate motion pictures rather than pay for legitimate motion pictures.

        The independent studios' need for distributors is based in part on the fact that the studios would incur substantial film print costs if they attempted to directly distribute their motion pictures on a worldwide basis. Partly because of these significant print costs, certain independent studios choose to retain distributors in national markets, thereby sharing the cost and risks associated with worldwide distribution among a number of different strategic partners. Technological developments permitting the digital distribution of motion pictures as an economic basis and its general adoption within the industry could reduce film print costs significantly, thereby making it more attractive for producers to distribute their own motion pictures. Although this technology has yet to be widely adopted by exhibitors (due in part to the significant capital costs that would be associated with the widespread adoption of this technology), expansion of this technology could adversely affect the Motion Picture Distribution business.

        Distribution rights to motion pictures are granted legal protection under the copyright laws of Canada, the United Kingdom and most other foreign countries, which impose substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures. From time to time, various third parties contest or infringe upon the Company's intellectual property rights. There can be no assurance that the Company's actions to establish and protect trade-marks and other proprietary rights will be adequate to prevent imitation by others of motion pictures distributed by the Company or to prevent third parties from seeking to block the Company's distribution of motion pictures as a violation of their trade-marks and proprietary rights. Moreover, there can be no assurance that others will not assert rights in, or ownership of, the Company's trade-marks and other proprietary rights, or that the Company will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of Canada or the United Kingdom.

        Results of operations for any period are significantly dependent on the number, timing and commercial success of motion pictures delivered or made available to various distribution platforms during that period, none of which can be predicted with certainty. Consequently, the Company's results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. In addition, where the Motion Picture Distribution Group obtains distribution rights under an output agreement or multi-picture agreement, the anticipated exhibition schedule of motion pictures for their theatrical release and exploitation through successive distribution windows is not consistent from year to year. Consequently, the Company's revenue fluctuates from period to period.

        The Motion Picture Distribution Group may also experience variation in its operating results, particularly in respect of theatrical exhibition revenues, as result of an undersupply of motion pictures. This may occur due to seasonal variations in the major studios' release schedules or during a period when the Group has been unable to, or determined not to, secure distribution rights to available motion pictures. In this circumstance, the Company's overall revenues would be adversely affected, and although it would not incur the distribution and P&A costs associated with a theatrical or other release, its distributable cash may nevertheless be adversely affected.

        Additional information relating to the Company, including the Annual Information Form, can be found on SEDAR at www.sedar.com.

40-F67

Financial Statements

40-F68

AUDITORS' REPORT

To the Shareholders of Alliance Atlantis Communications Inc.

We have audited the consolidated balance sheets of Alliance Atlantis Communications Inc. as at December 31, 2003 and as at March 31, 2003 and the consolidated statements of earnings (loss), deficit and cash flows for the nine-month period ended December 31, 2003 and the years ended March 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and as at March 31, 2003 and the results of its operations and its cash flows for the nine-month period ended December 31, 2003 and the years ended March 31, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

May 25, 2004 Toronto, Canada	Chartered Accountants

40-F69

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEETS

(In millions of Canadian dollars)

	December 31, 2003	March 31, 2003
		(revised)
Assets
Cash and cash equivalents	95.4	1.9
Accounts receivable	277.8	290.7
Loans receivable	0.2	8.0
Investment in film and television programs (note 4):
Broadcast Group	180.2	171.7
Motion Picture Distribution Group	153.4	131.9
Entertainment Group	246.6	489.9
Development costs	3.2	33.7
Property and equipment (note 5)	52.2	63.5
Assets related to discontinued operations (note 18)	9.3	18.3
Investments (note 6)	17.8	22.8
Future income taxes (note 19)	84.8	108.1
Other assets (note 7)	33.5	39.9
Broadcast licences	109.3	109.3
Goodwill	152.5	152.5

	1,416.2	1,642.2

Liabilities
Senior revolving credit facilities (note 8)	—	90.3
Accounts payable and accrued liabilities (note 23)	521.5	558.2
Income taxes payable	30.9	10.0
Liabilities related to discontinued operations (note 18)	5.3	4.7
Deferred revenue	28.9	43.6
Term loans (note 9)	79.4	9.0
Senior subordinated notes (note 10)	389.0	441.0
Minority interest	42.2	21.2

	1,097.2	1,178.0

Shareholders' equity
Share capital and other (note 14)	717.4	714.1
Deficit	(402.2)	(232.6)
Cumulative translation adjustments (note 15)	3.8	(17.3)

	319.0	464.2

	1,416.2	1,642.2

Commitments and contingencies (note 25)

Approved by the Board of Directors

ANTHONY F. GRIFFITHS	MICHAEL I. M. MACMILLAN

The accompanying notes form an integral part of these consolidated financial statements.

40-F70

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(In millions of Canadian dollars — except per share amounts)

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002	12 months ended December 31, 2003	12 months ended December 31, 2002
		(revised)	(revised)	(Pro forma unaudited) (note 1)	(Pro forma unaudited) (note 1)
Revenue
Broadcast Group — Operating Channels	144.9	164.0	129.8	188.7	153.3
Motion Picture Distribution Group	307.8	384.2	318.0	392.9	369.9
Entertainment Group	169.8	303.4	412.3	260.7	334.3
Other	0.2	1.5	13.7	0.6	1.5

	622.7	853.1	873.8	842.9	859.0
Broadcast Group — Developing Channels	17.5	18.9	11.1	23.1	18.2

	640.2	872.0	884.9	866.0	877.2

Direct operating expenses	656.3	627.7	641.0	819.4	635.7

Direct profit (loss)
Broadcast Group — Operating Channels	84.0	94.8	76.4	110.1	89.5
Motion Picture Distribution Group	61.0	63.6	72.2	74.6	68.8
Entertainment Group	(169.9)	72.8	78.7	(150.0)	70.1
Other	0.2	1.5	13.6	0.6	1.5

	(24.7)	232.7	240.9	35.3	229.9
Broadcast Group — Developing Channels	8.6	11.6	3.0	11.3	11.6

	(16.1)	244.3	243.9	46.6	241.5

Operating expenses	124.7	121.5	112.6	160.6	119.1

Earnings (loss) before undernoted
Broadcast Group — Operating Channels	56.7	63.7	52.8	71.7	61.8
Motion Picture Distribution Group	43.7	44.4	54.8	52.2	49.7
Entertainment Group	(198.3)	53.0	58.2	(185.7)	52.9
Other	(36.6)	(25.0)	(17.5)	(42.5)	(28.8)

	(134.5)	136.1	148.3	(104.3)	135.6
Broadcast Group — Developing Channels	(6.3)	(13.3)	(17.0)	(9.7)	(13.2)

	(140.8)	122.8	131.3	(114.0)	122.4
Amortization, including development costs charges	50.0	36.7	18.8	64.0	26.5
Unusual items (note 12)	13.3	9.9	4.0	17.2	10.0
Interest, including amortization of interest previously capitalized (note 16)	62.4	85.0	75.0	88.0	78.4
Equity losses in affiliates (note 6)	0.3	3.5	11.1	0.1	5.7
Minority interest	9.7	3.2	2.3	11.2	4.8

Earnings (loss) from operations before undernoted and discontinued operations	(276.5)	(15.5)	20.1	(294.5)	(3.0)
Dilution gains (note 17)	(145.1)	—	(11.5)	(145.1)	(5.1)
Investment losses (gains), net (note 17)	(1.0)	36.3	(0.3)	11.1	23.9
Foreign exchange (gains) losses	(20.6)	(28.2)	1.5	(47.5)	(1.3)

Earnings (loss) before income taxes and discontinued operations	(109.8)	(23.6)	30.4	(113.0)	(20.5)
Provision for income taxes (note 19)	44.1	16.8	7.0	52.8	10.8

Net earnings (loss) before discontinued operations	(153.9)	(40.4)	23.4	(165.8)	(31.3)
Discontinued operations, net of tax (note 18)	(15.7)	(0.9)	4.9	(16.3)	2.5

Net earnings (loss)	(169.6)	(41.3)	28.3	(182.1)	(28.8)

Earnings (loss) per Common Share before discontinued operations (note 21)
Basic	$(3.60)	$(0.95)	$0.59	$(3.88)	$(0.73)
Diluted	$(3.60)	$(0.95)	$0.59	$(3.88)	$(0.73)
Earnings (loss) per Common Share (note 21)
Basic	$(3.96)	$(0.97)	$0.71	$(4.26)	$(0.67)
Diluted	$(3.96)	$(0.97)	$0.71	$(4.26)	$(0.67)

40-F71

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF DEFICIT

(In millions of Canadian dollars)

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
		(revised)	(revised)
Deficit — beginning of period, as previously reported (note 29)	(183.3)	(164.5)	(192.0)
Adjustment for revision of prior years' results (note 29)	(49.3)	(26.8)	(27.6)

Deficit — beginning of period, restated	(232.6)	(191.3)	(219.6)
Net earnings (loss) for the period	(169.6)	(41.3)	28.3

Deficit — end of period	(402.2)	(232.6)	(191.3)

The accompanying notes form an integral part of these consolidated financial statements.

40-F72

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Canadian dollars)

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
		(revised)	(revised)
Cash and cash equivalents provided by (used in)
Operating activities
Net earnings (loss) for the period	(169.6)	(41.3)	28.3
Items not affecting cash
Amortization of film and television programs:
Broadcast Group	61.3	64.7	51.3
Motion Picture Distribution Group	51.9	45.5	80.0
Entertainment Group	310.1	226.4	323.3
Development costs charges	39.4	16.4	5.0
Amortization of property and equipment	9.6	16.7	11.0
Amortization of other assets	7.8	8.8	7.2
Provision on loans receivable	6.4	—	—
Dilution gains	(145.1)	—	(11.5)
Investment losses (gains)	(1.0)	36.3	(0.3)
Equity losses in affiliates	0.3	3.5	11.1
Minority interest	9.7	3.2	2.3
Future income taxes	23.3	13.5	(9.5)
Unrealized net foreign exchange gains	(30.1)	(31.0)	(1.9)
Stock-based compensation	1.4	(0.3)	0.4
Investment in film and television programs:
Broadcast Group	(69.8)	(104.4)	(112.4)
Motion Picture Distribution Group	(73.4)	(58.2)	(118.5)
Entertainment Group	(76.4)	(294.2)	(414.2)
Development cost expenditures	(8.9)	(19.7)	(19.9)
Net changes in other non-cash balances related to operations (note 22)	(10.6)	154.8	109.9
Discontinued operations	14.6	(1.8)	5.3

	(49.1)	38.9	(53.1)

Investing activities
Loans receivable	0.8	2.0	16.0
Property and equipment	(2.7)	(4.1)	(30.6)
Proceeds from sale of property and equipment	2.2	—	—
Business acquisitions (note 11)	—	—	(44.9)
Minority interest in acquired businesses	—	(0.2)	—
Long-term investments	—	(0.7)	(6.3)
Proceeds on dilution of subsidiary (note 17)	162.4	—	11.5
Proceeds from sale of investments (note 17)	5.0	3.0	0.1
Discontinued operations	(3.2)	(2.1)	(4.5)

	164.5	(2.1)	(58.7)

Financing activities
Senior revolving credit facilities, net	(90.3)	(7.8)	21.5
Repayment of term loans	(2.5)	(18.4)	(36.6)
Proceeds on term loans	72.9	—	—
Redemption of convertible debentures (note 13)	—	(8.8)	—
Distributions paid to minority interest (note 17)	(2.7)	—	—
Issue of share capital	1.9	0.6	130.6
Discontinued operations	(1.2)	(2.3)	(1.9)

	(21.9)	(36.7)	113.6

Increase in cash and cash equivalents	93.5	0.1	1.8
Cash and cash equivalents — beginning of period	1.9	1.8	—

Cash and cash equivalents — end of period	95.4	1.9	1.8

The accompanying notes form an integral part of these consolidated financial statements.

40-F73

ALLIANCE ATLANTIS COMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions of Canadian dollars — except per share amounts)

The Company is a vertically integrated broadcaster, creator and distributor of filmed entertainment content. As described in note 26, the Company's principal business activities are carried out through three operating groups: the Broadcast Group, the Motion Picture Distribution Group and the Entertainment Group.

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Change of year end    In December 2003, the Company changed its fiscal year end from March 31 to December 31. As a result, the current fiscal period reflects the results of operations and cash flows for the nine months ended December 31, 2003. For illustrative purposes, the Company has provided unaudited pro forma consolidated statements of loss for the 12 months ended December 31, 2003 and 2002. The pro forma results for the 12 months ended December 31, 2003 were compiled by adding the three months ended March 31, 2003 to the nine months ended December 31, 2003. The pro forma results for the 12 months ended December 31, 2002 were compiled by adding the three months ended March 31, 2002 and subtracting the three months ended March 31, 2003 from the year ended March 31, 2003.

  Generally accepted accounting principles (GAAP)    These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

  Principles of consolidation    The consolidated financial statements include the accounts of Alliance Atlantis Communications Inc. and all of its subsidiaries with provision for minority interests, and its proportionate share of assets, liabilities, revenues and expenses for jointly controlled operations.

  Revenue recognition    Subscriber fee revenue from the Company's specialty television channels is accrued as earned on a monthly basis. Advertising revenue is recognized when advertisements are aired.

  Revenue from the licencing of film and television programs is recognized when:

    (a)
    the Company has persuasive evidence of a contractual arrangement;

    (b)
    the production has been completed;

    (c)
    the contractual delivery arrangements have been satisfied;

    (d)
    the licencing period has commenced;

    (e)
    the fee is fixed or determinable; and

    (f)
    collectibility of proceeds is reasonably assured.

  Revenue from the theatrical release of motion pictures is recognized at the time of exhibition, based on the Company's participation in box office receipts provided that all of the foregoing conditions are met.

  Revenue from the sale of videocassettes and digital video disks ("DVDs") is recognized on delivery provided that all of the foregoing conditions are met. A provision is made for product returns and rebates based on historical trends.

  The Company recognizes as revenue the fees and commissions from sales of limited partnerships when the investor has irrevocably committed to acquire the related equity.

  Fees related to origination of loans to producers, including loan restructuring or renegotiating, are recognized as revenue over the expected term of the loan.

  Cash payments received or advances currently due pursuant to a contractual arrangement are recorded as deferred revenue until all of the foregoing conditions of revenue recognition have been met.

  Cash equivalents    Cash equivalents consist of credit worthy, money market investments with initial maturity terms of 90 days or less, which are carried at the lower of cost and fair market value.

  Loans receivable    Loans receivable are stated net of unearned income and an allowance for estimated credit losses. The Company conducts ongoing credit assessments of its loan portfolio on an account-by-account basis and establishes specific allowances when doubtful accounts are identified.

  Investment in film and television programs    Investment in film and television programs represents the unamortized costs of film and television programs which have been produced by the Company or for which the Company has acquired distribution rights. Investment in film and television programs also includes film and television programs in progress, acquired film and television program libraries and broadcast rights.

  Costs of acquiring and producing film and television programs are capitalized and amortized using the individual film forecast method, whereby capitalized costs are amortized and ultimate participation costs are accrued in the proportion that current revenue bears to management's estimate of ultimate revenue expected to be recognized from the exploitation, exhibition or licencing of the film or television program. For acquired film and television program titles, capitalized costs consist of minimum guarantee payments to the producer to acquire the distribution rights. For film and television programs produced by the Company, capitalized costs include all direct production and financing costs incurred during production that are expected to benefit future periods. Financing costs are capitalized to the costs of a film or television program until the film or television program is complete. Capitalized production costs do not include administrative and general expenses, the cost of overall deals, or charges for losses on properties sold or abandoned. For episodic television series, until estimates of secondary market revenue can be established, capitalized costs for each episode

40-F74

  produced are limited to the amount of revenue contracted for each episode. Costs in excess of this limitation are expensed as incurred on an episode-by-episode basis. Production financing provided by third parties that acquire substantive equity participation is recorded as a reduction of the cost of the production.

  Film and television programs in progress represent the accumulated costs of productions which have not been completed by the Company.

  For films other than episodic television series and acquired libraries, ultimate revenue includes estimates over a period not to exceed 10 years following the date of initial release. For episodic television series, ultimate revenue includes estimates of revenue over a period not to exceed 10 years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later. For previously released film or television programs acquired as part of a library, ultimate revenue includes estimates over a period not to exceed 20 years from the date of acquisition.

  Revenue estimates are prepared on a title-by-title basis and are reviewed periodically based on current market conditions. For film, revenue estimates include box office receipts, sale of videocassettes and DVDs, licencing of television broadcast rights and licencing of other ancillary film rights to third parties. For television programs, revenue estimates include licenced rights to broadcast television programs in development and rights to renew licences for episodic television programs in subsequent seasons. Ultimate revenue includes estimates of secondary market revenue for produced episodes only when the Company can demonstrate through its experience or industry norms that the number of episodes already produced, plus those for which a firm commitment exists and the Company expects to deliver, can be licenced successfully in the secondary market. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in film and television programs may be required as a consequence of changes in management's future revenue estimates.

  The valuation of investment in film and television programs, including acquired film libraries, is reviewed on a title-by-title basis. When an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost, the fair value of the film or television program is determined using management's estimates of future revenues and costs under a discounted cash flow approach. A write down is recorded equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film or television program.

  Prints, advertising and marketing expenses    The cost of film prints is deferred as a part of investment in film and television programs and charged to earnings on a straight-line basis over the period of theatrical release. The costs of advertising and marketing are expensed as incurred.

  Broadcast rights    Broadcast rights included within investment in film and television programs represent licenced rights acquired for broadcast on the Company's specialty television channels and are carried at the lower of cost and net realizable value. Broadcast rights and corresponding liabilities are recorded when the licence period begins and the program is available for telecast.

  The cost of the broadcast rights is amortized over the contracted exhibition period, not to exceed four years, beginning in the month the film or television program is premiered based on the estimated useful life of the program to the Company, as follows:

    (a)
    where the initial airing generates more benefit to the television channel than later airings, an accelerated method of amortization is used. The amortization rates range from 27% to 100% in the first year to up to 22% in the fourth year;

    (b)
    the straight-line method of amortization is used if each airing is expected to generate similar benefit; and

    (c)
    where the later airings generate more benefit to the television channel than the initial airing, an accelerating method of amortization is used. The amortization rates range from 10% to 100% in the first year to up to 40% in the fourth year.

  Development costs    Development costs include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, are added to investment in film and television programs. Advances or contributions received from third parties to assist in development are deducted from these costs. Projects in development are written off at the earlier of the date determined not to be recoverable or when projects under development are abandoned, and three years from the date of the initial investment.

  Property and equipment    Property and equipment are carried at cost less accumulated amortization. Amortization is provided, commencing in the year after acquisition, using the following rates and methods:

Buildings	5% by declining balance
Furniture and other equipment	20% – 30% by declining balance
Computer equipment	30% by declining balance
Leasehold improvements	straight-line over the lease term plus one renewal period
Broadcasting equipment	straight-line over five years

  Broadcast licences    In business acquisitions involving the Company's Broadcast Group, fair value is assigned to the broadcast licences acquired. In cases where a broadcast licence is awarded to the Company, the costs incurred to obtain approval from regulatory authorities are assigned to the broadcast licences upon securing the licence. Broadcast licences are considered to have an indefinite life based on management's intent and ability to renew the licences without substantial cost and without material modification of the existing terms and conditions of the licence. As a result, broadcast licences are not subject to amortization and are tested for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired. Impairment is tested by comparing the fair value of the broadcast licence to its carrying value.

40-F75

  Goodwill    Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired. Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired. Impairment is tested by comparing the fair value of goodwill assigned to a particular reporting unit to its carrying value.

  Investments    Investments are accounted for at cost when the conditions for equity accounting are not present and on the equity basis when significant influence exists. Declines in market values of investments are expensed when such declines are considered to be other than temporary.

  Other assets    Other assets include deferred financing charges which are amortized on a straight-line basis over the term of each respective debt instrument. Other assets also include costs to obtain approval and gain carriage for the digital specialty television channels and a related franchise asset. These costs are amortized over the terms of the underlying agreement, which range from three to seven years. The costs to obtain approval for specialty broadcast licences are transferred to broadcast licences upon receipt of regulatory approval. The costs related to unsuccessful applications are expensed.

  Impairment of long-lived assets    Long-lived assets other than goodwill and broadcast licences are written down to their fair value if the net carrying amount of the asset exceeds the net recoverable amount.

  Government financing and assistance    The Company has access to several government programs that are designed to assist film and television production and distribution in Canada. Amounts receivable in respect of production assistance are recorded as revenue when persuasive evidence of an arrangement exists, the production is completed and available for delivery, the amount is fixed or determinable and collection of the amount is reasonably assured. Government assistance with respect to distribution rights is recorded as a reduction of investment in film and television programs. Government assistance towards current expenses is included in earnings.

  Income taxes    Future income taxes are provided for using the liability method whereby future income taxes are recognized for the expected future income tax consequences of all significant temporary differences between the tax and financial statement bases of assets and liabilities.

  Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the enactment or substantive enactment.

  Foreign currency    Assets and liabilities denominated in currencies other than Canadian dollars are translated at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange for the year. Translation gains or losses are included in the determination of earnings except for gains or losses arising on the translation of the accounts of foreign subsidiaries considered to be self-sustaining and hedges of the net investments in such subsidiaries, which are recorded as a separate component of shareholders' equity.

  Derivative financial instruments    The Company periodically enters into foreign exchange contracts intended to hedge certain transactions. Gains or losses on foreign exchange contracts are included in the measurement of the related transactions, when the related transactions occur. Investments in warrants of publicly traded companies are classified as derivatives. Changes in the fair value of the warrants are included in investment gains (losses).

  Stock-based compensation plan    The Company has stock-based compensation plans, which are described in note 14(f). Compensation costs for stock options granted to employees and non-employees are recognized using a fair value based method of accounting. When stock-based awards call for settlement in cash, compensation costs are recognized based on the difference between the specified payout based on the quoted market value of the Company's stock and the exercise price of the awards.

  Any consideration paid on exercise of stock options plus the fair value of the options is credited to share capital. If stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock option cancelled is charged to retained earnings.

  Use of estimates    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant assumptions made by management in the preparation of the Company's financial statements include future revenue projections for investment in films and television programs, provisions for doubtful debts to reflect credit exposures, valuation allowances and impairment assessments for various assets including investment in film and television programs, property and equipment, long-term investments, current and future income taxes and goodwill. Actual results could differ from those estimates.

  Operating cycle    As the Company's principal asset is its investment in film and television programs which is generally realized over a period of up to three years, the Company maintains a non-classified balance sheet.

  Comparative amounts    Certain amounts presented for the years ended March 31, 2003 and 2002 have been reclassified to conform to the presentation adopted in the current period.

2.     ACCOUNTING CHANGES

  (a)
  During the nine months ended December 31, 2003, the Company adopted the following accounting policies:

    Long-lived assets    On April 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063, "Impairment of Long-Lived Assets", on a prospective basis. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The adoption of this standard had no impact on the Company's results of operations or financial position.

40-F76

    Disposal of Long-Lived Assets and Discontinued Operations    In 2002, the CICA issued Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", which is effective for all disposal activities initiated by a commitment to a plan on or after May 1, 2003. Under the new rules, (i) a long-lived asset to be disposed of other than by a sale continues to be classified as held and used until it is disposed of; (ii) a long-lived asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell; (iii) a loss recognized on classification of a long-lived asset as held for sale or a group of assets as a discontinued operation does not include future operating losses, other than to the extent they are included in the fair value of the asset; and (iv) discontinued operations are defined more broadly than under existing GAAP. (See note 18).

  (b)
  During the year ended March 31, 2003, the Company adopted the following accounting policies:

    Stock-based compensation and other stock-based payments    On April 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", on a prospective basis. The standard requires that, for all stock-based payments to non-employees and to employees when the stock-based awards call for settlement in cash including stock appreciation rights, a compensation cost be recognized. The Company has chosen to record compensation costs related to the grant of stock options to its employees and non-employees, using a fair value based method of accounting. For the year ended March 31, 2003, the expense related to the granting of stock options to employees was $0.2. (See note 14(f)).

    Foreign currency translation    On April 1, 2002, the Company retroactively adopted the recommendations of the revised CICA Handbook Section 1650, "Foreign Currency Translation." The revisions eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. Accordingly, the deficit as at April 1, 2002 and 2001 was reduced by $10.2 and $9.9, respectively.

    Hedging relationships    On April 1, 2002, the Company adopted the recommendations of Accounting Guideline AcG-13, "Hedging Relationships." The new standard establishes criteria for identification and documentation of hedging relationships. There was no impact on net earnings, basic earnings per share and diluted earnings per share as a result of the adoption of the new standard.

  (c)
  During the year ended March 31, 2002, the Company adopted the following accounting policies:

    Accounting for film and television programs    In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 00-2 "Accounting by Producers or Distributors of Films" ("SOP 00-2"). SOP 00-2 established new accounting standards for producers or distributors of films, including changes in revenue recognition, capitalization and amortization of costs of films and television programs and accounting for development, overhead and other exploitation costs, including advertising and marketing expenses.

    The Company retroactively adopted SOP 00-2 effective as of April 1, 2001. Accordingly, retained earnings as at April 1, 2001 were reduced by $253.9 (net of income taxes of $79.9) to reflect the cumulative effect of the accounting change.

3.     REVIEW OF OPERATIONS OF THE ENTERTAINMENT GROUP

  In December 2003, the Company conducted an extensive review of its Entertainment Group operations and concluded that it would significantly and permanently reduce the size and scope of its production business, eliminate certain functions and certain categories of production, reduce its staffing levels and close certain offices. The restructuring decision was made based on a continued weakened international demand for prime-time dramatic programming. Under the restructuring plan, the Entertainment Group will no longer produce prime-time television series (with the exception of the CSI franchise), movies-of-the-week, miniseries or theatrical motion pictures. The Entertainment Group will focus its operations upon the acquisition of distribution and other rights to content, rather than in-house production. The Company plans to fulfill existing contracted production obligations.

  The total estimated cost of the Entertainment Group restructuring plan is $228.7. The following table summarizes the nature of the costs:

	Costs expensed during the nine months ended December 31, 2003	Costs related to future periods	Total estimated cost
Impairments:
Investment in film and television programs	158.9	—	158.9
Development costs	30.8	—	30.8
Investments	2.2	—	2.2
Loans receivable	6.4	—	6.4
Assets held for sale (note 18)	11.8	—	11.8
Employee costs:
Continuing operations	12.0	—	12.0
Discontinued operations	0.9	—	0.9
Lease and contract terminations	—	3.6	3.6
Other exit costs	0.7	1.4	2.1

Total restructuring costs	223.7	5.0	228.7

40-F77

  Employee costs represent severance and professional fees related to the elimination of positions in the Entertainment Group. Employee costs for discontinued operations represent severance and professional fees which have been recorded in discontinued operations on the statement of earnings (loss). As at December 31, 2003 all amounts for employee costs were unpaid.

  The costs related to future periods for lease and contract terminations relate to the closure of various offices and the termination of certain development arrangements.

  The provision for loans receivable relates to Equicap Financial Corporation ("EFC"), a subsidiary of the Company. EFC had historically taken extensive security interest in connection with each of its loans receivable, whereby in the event of default its main recourse would be to exploit unsold distribution rights. The Company's strategic decision to reduce its distribution activities for affected programs has resulted in an impairment of the remaining loans receivable. Loans with an original balance of $7.7 have been written down to $0.2. During the nine months ended December 31, 2003, a charge to earnings of $6.4 was recorded (March 31, 2003 — $nil; March 31, 2002 — $0.2).

  Management expects that the restructuring will be substantially completed by December 31, 2004.

  The amounts expensed during the nine months ended December 31, 2003 in connection with the restructuring plan are classified in the statement of earnings (loss) as follows:

Direct operating costs:
Impairment of investment in film and television programs	158.9
Impairment of loans receivable	6.4
Operating expenses:
Other exit costs	0.7
Amortization, including development cost charges:
Impairment of development costs	30.8
Investment gains and losses:
Impairment of investment	2.2
Unusual items:
Employee costs — continuing operations	12.0
Discontinued operations:
Impairment of assets held for sale	11.8
Employee costs — discontinued operations	0.9

223.7

40-F78

4.     INVESTMENT IN FILM AND TELEVISION PROGRAMS

December 31, 2003	Broadcast Group	Motion Picture Distribution Group	Entertainment Group
Theatrical release
Released, net of accumulated amortization	—	128.5	22.3
Completed and not released	—	24.9	—
Programs in progress	—	—	4.6
Non-theatrical films and television programs
Released, net of accumulated amortization	—	—	192.0
Acquired library, net of accumulated amortization	—	—	20.7
Programs in progress	—	—	7.0
Broadcast rights, net of accumulated amortization	180.2	—	—

	180.2	153.4	246.6

March 31, 2003 (revised)	Broadcast Group	Motion Picture Distribution Group	Entertainment Group
Theatrical release
Released, net of accumulated amortization	—	110.4	61.3
Completed and not released	—	21.5	6.2
Programs in progress	—	—	13.2
Non-theatrical films and television programs
Released, net of accumulated amortization	—	—	339.8
Acquired library, net of accumulated amortization	—	—	28.0
Programs in progress	—	—	41.4
Broadcast rights, net of accumulated amortization	171.7	—

	171.7	131.9	489.9

  Included in the Motion Picture Distribution Group's released investment in film and television programs is $14.7 (March 31, 2003 — $13.5) of video and DVD inventory.

  The Company earns revenue from film and television programs which have been fully amortized and are not reflected on the balance sheet.

  The Company expects that 29.2% of the costs related to released film and television programs produced and 74.4% of the costs related to film and television programs acquired, net of amortization, will be amortized during the year ending December 31, 2004. The Company expects that 61.7% of the costs related to released film and television programs produced and 85.8% of the costs related to film and television programs acquired, net of amortization, will be amortized during the three-year period ending December 31, 2006. The Company expects that over 80% of the costs related to such programming will be amortized by December 31, 2008.

  The Company expects that $60.5 of accrued distribution and participation liabilities will be paid during the year ended December 31, 2004.

  The remaining period of amortization for the acquired libraries ranges from 16 to 18 years at December 31, 2003.

5.     PROPERTY AND EQUIPMENT

	December 31, 2003		March 31, 2003
	Cost	Accumulated amortization	Cost	Accumulated amortization
Land	—	—	0.8	—
Buildings	0.3	—	4.8	2.0
Furniture and other equipment	20.7	13.6	19.5	11.8
Computer equipment	31.3	22.8	30.1	20.2
Leasehold improvements	43.4	17.0	44.2	14.3
Broadcast equipment	23.2	13.3	23.0	10.6

	118.9	66.7	122.4	58.9

Net book value		52.2		63.5

40-F79

  In April 2003, one of the Company's joint ventures sold its investment in real estate for proceeds of $7.0. The Company continues to lease space in the property sold and accordingly its proportionate share of the gain on sale of $1.4 was deferred and is recorded as a reduction of rent expense over the term of the lease. Operating expenses include a reduction of rent expense of $0.2 for the nine months ended December 31, 2003.

  In July 2003, the Company donated real estate with a fair value of $0.7 and a carrying value at the time of donation of $0.7 as consideration for the Canadian Radio-television and Telecommunications Commission ("CRTC") tangible benefit spending commitment resulting from the purchase of IFC — Independent Film Channel Canada during the year ended March 31, 2003.

  In August 2003, upon consolidating its Toronto head office facilities, the Company recorded a charge of $8.3 related to the abandonment of a leased property. The amount has been included in operating expenses and the earnings (loss) before undernoted in the consolidated statement of earnings (loss). The charge comprises lease termination costs amounting to $7.3 and the write off of leasehold improvements amounting to $1.0. The Company does not anticipate incurring further charges associated with this abandonment. Upon abandoning this leased property, terms of the existing head office lease were modified resulting in an extended lease term and related lease inducements. The benefit of these lease inducements will be recognized in earnings over the extended lease term. (See note 23).

6.     INVESTMENTS

	December 31, 2003	March 31, 2003
At cost	17.4	18.5
On equity basis	0.4	4.3

	17.8	22.8

  (a)
  During the nine months ended December 31, 2003, the Company recorded impairment charges of $2.2 on certain of its investments carried at cost and $3.6 on one of its equity accounted investments. In addition, the Company was reimbursed for $0.8 of costs recorded as part of one of its investments carried at cost.

    In November 2003, the Company sold its investment in Galaxy Entertainment Inc. to the Cineplex Galaxy Limited Partnership in exchange for cash consideration, 255,349 Series 1 Limited Partnership Units and the right to receive an additional 679,498 Series 2-G Limited Partnership Units if the Cineplex Galaxy Limited Partnership achieves certain cash flow targets. The total consideration had a fair value of $11.5 resulting in a gain to the Company of $6.3. All or a portion of the Units of the Limited Partnership are exchangeable, at any time, into units of the Cineplex Galaxy Income Fund, which had a trading value of $10.10 per unit at December 31, 2003.

  (b)
  During the year ended March 31, 2003, the following investment transactions occurred:

    The Company holds a 32% equity interest in Headline Media Group Inc. ("HMG"), a publicly traded company, consisting of 32% of the Class A Subordinate Voting Shares and 44.34% of the Special Voting Shares. Under a Voting Rights Agreement dated November 24, 2000, the Company gave Levfam Holdings Inc., the controlling shareholder of HMG, the right to vote its Class A Subordinate Voting Shares and its Special Voting Shares, except in respect of certain matters that are considered by management of the Company to be protective rights. The Special Voting Shares entitled the holders as a class to elect the majority of the board of directors. However, through the Respective Rights Agreement, dated November 24, 2000, among the Company, HMG, LevFam Holdings Inc., and certain other investors, the Company retained certain rights including the right to nominate certain board members for election to the board of HMG and certain of its subsidiaries. In July 2002, the Company entered into a standstill agreement with LevFam Holdings Inc. whereby the Company irrevocably relinquished, without monetary consideration, its rights to nominate board members of HMG or any of its subsidiaries while the Company holds its investment in HMG. Concurrent with signing the standstill agreement, the Company's nominees for directors of HMG and its subsidiaries resigned their respective positions.

    As a result of these events, including the Company's current intention not to increase its ownership position in HMG, management concluded that the Company no longer had the ability to exercise significant influence. Accordingly, effective July 24, 2002, the Company ceased to account for its investment in HMG using the equity method of accounting and accounts for its investment using the cost method.

    In February 2003, the Company concluded a review of the value of its investment in HMG based on recent information pertaining to the financial condition of the investee. Based on this review, the value of the investment in HMG was determined to be impaired. Net loss for the year ended March 31, 2003 included an impairment charge of $24.1 related to the Company's investment in HMG. At December 31, 2003, the carrying value of this investment was $3.2 (March 31, 2003 — $3.2). The trading value of the Company's interest in the Class A Subordinate Voting Shares as at December 31, 2003 was $16.1 (March 31, 2003 — $4.9). The Special Voting Shares are not publicly traded.

40-F80

7.     OTHER ASSETS

	December 31, 2003	March 31, 2003
Deferred financing costs (net of accumulated amortization of $28.3 (March 31, 2003 — $21.2))	19.8	24.7
Other broadcast intangible assets (net of accumulated amortization of $7.3 (March 31, 2003 — $5.4))	6.5	8.4
Prepaid expenses and other	7.2	6.8

	33.5	39.9

  Deferred financing costs include costs incurred in the issuance of the senior subordinated notes and the senior revolving credit facilities. These costs are amortized over the term of the debt with which they are associated.

  In September 2003, the authorized capacity of the corporate senior revolving credit facility was reduced from $525.0 to $425.0. Deferred financing costs associated with this facility have been written down on a pro rata basis as a charge to interest of $1.3.

  As part of the creation of the Movie Distribution Income Fund ("the Fund") in October 2003 as discussed in note 17(a), the Motion Picture Distribution Limited Partnership ("Distribution LP") negotiated a senior revolving credit facility and term loan. (See notes 8 and 9). Financing costs totaling $2.1 are being amortized over 3 years. Concurrent with this transaction, the Company reduced its authorized capacity of the corporate senior revolving credit facility from $425.0 to $300.0. Deferred financing costs associated with this facility have been written down on a pro rata basis as a charge of $1.7 to investment gains.

  Other broadcast intangible assets represent direct costs incurred to obtain carriage for the digital broadcast channels launched during the year ended March 31, 2002 and costs to obtain access to franchises and to develop brands for certain branded television channels. Total expended during the year ended March 31, 2002 on such costs was $12.7, which was primarily financed by long-term liabilities.

  Prepaid expenses and other include a warrant to purchase shares in a publicly traded company, Point.360. The warrant is recorded at its fair value of $1.4 at December 31, 2003 (March 31, 2003 — $0.9).

8.     SENIOR REVOLVING CREDIT FACILITIES

  (a)
  Corporate senior revolving credit facility:

	December 31, 2003	March 31, 2003
Senior revolving credit facility — authorized	300.0	525.0

Senior revolving credit facility — drawn	—	90.3

    The senior revolving credit facility provides up to $300.0 in available committed credit bearing interest at rates ranging from the Bankers' Acceptance rate and LIBOR plus 0.75% to plus 3.0%, and the Canadian prime rate and the US base rate plus up to 1.75%. The facility is due in full in January 2006.

    Substantially all of the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the senior revolving credit facility.

    As at December 31, 2003, the Company had unused credit facilities aggregating $232.7, (March 31, 2003 — $364.1) including the outstanding letters of credit of $67.3 (March 31, 2003 — $70.8).

    The availability of the senior revolving credit facility is subject to the Company maintaining interest and consolidated indebtedness coverage ratios.

  (b)
  Distribution LP senior revolving credit facility:

    On October 15, 2003, as part of the creation of the Fund as discussed in note 17(a), Distribution LP negotiated a senior revolving credit facility which provides up to $25.0 in borrowings bearing interest at rates ranging from the Canadian prime rate and the US base rate plus 1.0% to 2.0% and the Bankers' Acceptance rate and LIBOR plus 2.0% to 3.0%. The facility is a 364-day facility that can be extended for a further 364 days upon request. If the facility is not extended it is deemed converted to a non-revolving credit facility and any outstanding advances are converted to a term loan maturing 365 days after the revolving credit facility maturity date of October 13, 2004.

    Substantially all of the assets of Distribution LP and certain of its subsidiaries have been pledged as security for borrowings under the revolving credit facility.

    As at December 31, 2003, no amounts have been drawn and Distribution LP had unused credit facilities aggregating $25.0.

    The availability of the revolving credit facility is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

40-F81

9.     TERM LOANS

	December 31, 2003	March 31, 2003
Non-revolving term facility bearing interest at rates ranging from the Canadian prime rate and the US base rate plus 1.0% to 2.0% and the Bankers' Acceptance rate and LIBOR plus 2.0% to 3.0%, maturing October 15, 2006	75.0	—
Limited-recourse term loans bearing interest at rates between the commercial prime rate plus 0.75% to plus 0.88%	—	1.8
Mortgages payable, collateralized by certain property, bearing interest at 7.13%, 9.99% and the commercial prime rate plus 3%, repayable over terms extending to October 15, 2005	—	2.5
Industry and other term loans which are unsecured and have no fixed terms of repayment, bearing interest at various rates	3.8	3.8
Obligations under capital lease	0.6	0.9

	79.4	9.0

  The non-revolving term facility of $75.0 is held by Distribution LP and bears interest at rates ranging from the Canadian prime rate and the US base rate plus 1.0% to 2.0% and the Bankers' Acceptance rate and LIBOR plus 2.0% to 3.0%, maturing October 15, 2006. The term loan is secured by substantially all of the assets of Distribution LP, a pledge by Distribution LP and 419222 Canada Limited, a wholly-owned subsidiary of Distribution LP, the shares or other ownership interests of its subsidiaries, a guarantee by Movie Distribution Holding Trust ("Holding Trust", the holder of the 49% minority interest in Distribution LP) supported by a pledge by the Holding Trust of its LP Units, a secured guarantee of Distribution LP's obligations from each of its direct and indirect subsidiaries (other than Alliance Atlantis Cinemas) and an assignment of Distribution LP's rights in the principal distribution output agreements.

  The availability of the non-revolving term loan is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

  Required principal repayments are as follows:

2004	3.3
2005	1.1
2006	75.0

79.4

10.   SENIOR SUBORDINATED NOTES

  On November 15, 1999, the Company issued US$150.0 senior subordinated notes bearing interest at 13% per year and maturing on December 15, 2009. Interest is payable semi-annually on June 15 and December 15. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100% of the principal amount after December 15, 2007, plus accrued and unpaid interest. The Company may be required to redeem the notes at up to 101% of the principal plus accrued interest in the event of a change in control. The notes are subordinated to all indebtedness of the Company and all debt and liabilities of the Company's subsidiaries, including trade payables. The Company received proceeds of $210.9, net of $8.6 of expenses, which were recognized as deferred financing costs included in other assets.

  On June 13, 2000 and January 18, 2001, the Company issued an additional US$55.0 and US$95.0 in senior subordinated notes, respectively. The US$95.0 senior subordinated notes were issued at a 1% discount. The notes carry the same terms and conditions as the senior subordinated notes issued on November 15, 1999. The Company received total proceeds of $212.6 from these transactions net of $10.1 of expenses and discount, which were recognized as deferred financing costs included in other assets.

11.   BUSINESS ACQUISITIONS

  During the year ended March 31, 2002, the following acquisitions were completed:

  (a)
  In April 2001, the Company purchased 100% of the issued and outstanding shares of Salter Street Films Limited ("Salter Street"), a Nova Scotia based entertainment company that developed, produced and distributed original film and television programming as well as Internet products and services. Total consideration of $85.3 was in the form of 2,684,622 Class B Non-Voting Shares, 355,714 of Class B Non-Voting stock options (converted from 663,050 unexercised Salter Street options), and $23.4 in cash, including $3.0 in cash expenses and net of $4.1 in cash acquired. The acquisition was accounted for under the purchase method and the results of operations have been included in the consolidated statement of earnings from the date of acquisition. The Salter Street transaction resulted in goodwill of $61.6 and broadcast licences of $11.0.

40-F82

  The purchase consideration was allocated as follows:

Salter Street
Cash	4.1
Accounts receivable	30.8
Investment in film and television programs	15.2
Property and equipment	4.9
Goodwill	61.6
Broadcast licences	11.0
Future income taxes	3.0
Other assets	2.4

133.0
Liabilities assumed	47.7

Net assets acquired	85.3

  (b)
  In January 2002, the Company acquired the remaining 12% minority interest in History Television Inc. and reacquired an option to purchase a 1% interest in History Television Inc. for total cash consideration of $21.5. These transactions have been accounted for by the purchase method and have resulted in an increase to broadcast licences of $18.6. The remaining $2.9 was allocated to the net assets previously held by the minority interest. As a result of this transaction, History Television Inc. became a wholly owned subsidiary. (See note 28 (j)).

12.   UNUSUAL ITEMS

  (a)
  During the nine months ended December 31, 2003, the following unusual items were incurred:

  (i)
  The Company recorded $12.0 for employee severance and professional fees related to the restructuring of the Entertainment Group discussed in note 3.

  (ii)
  The Company made a final production financing non-fulfillment payment of $1.3 to Serendipity Point Projects Inc. ("Serendipity") pursuant to the terms of the production agreement dated July 18, 1998 between the Company and Serendipity. The Company does not expect to make any further production financing non-fulfillment payments pursuant to this agreement.

  (b)
  During the year ended March 31, 2003, the following unusual items were incurred:

  (i)
  The Company reduced its staffing levels in the Broadcast Group and recorded $0.6 in restructuring charges for employee severance and professional fees related to the elimination of 37 positions. At March 31, 2003, all expenses had been paid.

  (ii)
  The Company made production financing non-fulfillment payments totaling $5.4 to Serendipity pursuant to the terms of the production agreement dated July 18, 1998 between the Company and Serendipity.

  (iii)
  The Company announced a planned reduction of its staffing levels in the Entertainment Group. The Company recorded $3.9 in restructuring charges for employee severance and professional fees related to the elimination of 33 positions. As at December 31, 2003, all of these amounts had been paid.

  (c)
  During the year ended March 31, 2002, the following unusual items were incurred:

    The Company completed a consolidation of its existing television production and distribution activities with its in-house motion picture production and related distribution activities, into a new operating group called the Entertainment Group. The Company incurred $4.0 in expenses including $3.9 in employee severance costs and $0.1 in professional fees related to the elimination of 80 positions. As at March 31, 2002, the Company had paid approximately $2.3 of the $4.0 expenses. Amounts unpaid of $1.7 at March 31, 2002 related to severance costs. At March 31, 2003, all of these amounts had been paid.

13.   CONVERTIBLE DEBENTURES

  In April 2002, convertible debentures matured and were settled with a cash payment of $8.8 plus accrued interest. The debentures bore interest at 6.5% per year and matured on April 5, 2002.

14.   SHARE CAPITAL AND OTHER

  (a)
  The authorized share capital of the Company at December 31, 2003 consists of the following Common Shares:

    Class A Voting Shares — unlimited

    Class B Non-Voting Shares — unlimited

40-F83

    The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances. The Class C Special Voting Shares were convertible at any time, at the holder's option, and automatically on September 21, 2001 into 20 fully paid and non-assessable Class B Non-Voting Shares.

  (b)
  During the nine months ended December 31, 2003, the following transactions occurred:

    561,741 Class A Voting shares with a paid in value of $7.8 were converted into 561,741 Class B Non-Voting Shares. In addition, 6,260 Class A Voting Shares and 132,189 Class B Non-Voting Shares were issued under the Company's employee stock option plans for cash of $1.9.

    The Company recorded contributed surplus of $0.8 as a result of compensation expense on the granting of stock options to its employees.

  (c)
  During the year ended March 31, 2003, the following transactions occurred:

    100 Class A Voting Shares with paid in value of nil were converted into 100 Class B Non-Voting Shares. In addition, 700 Class A Voting Shares and 50,772 Class B Non-Voting Shares were issued under the Company's employee stock option plans and employee share purchase plan for cash of $0.6.

    The Company recorded contributed surplus of $0.2 as a result of compensation expense on the granting of stock options to its employees.

  (d)
  During the year ended March 31, 2002, the following transactions occurred:

    In April 2001, the Company issued 2,684,622 Class B Non-Voting Shares in connection with the acquisition of Salter Street Films Limited.

    In August 2001, 8,000,000 Class B Non-Voting Shares were issued pursuant to a public offering for proceeds of $128.6, net of $9.8 in issue costs.

    On September 21, 2001, each of the Class C Special Voting Shares was converted into 20 fully paid and non-assessable Class B Non-Voting Shares.

    31,500 Class A Voting Shares with paid in value of $0.5 were converted into 31,500 Class B Non-Voting Shares. In addition, 200 Class A Voting Shares and 207,458 Class B Non-Voting Shares were issued under the Company's stock option plans and employee share purchase plans for cash of $2.0.

  (e)
  Share capital and other comprises:

	December 31, 2003	March 31, 2003
Class A Voting Shares, 3,220,271 (March 31, 2003 — 3,775,752)	45.0	52.7
Class B Non-Voting Shares, 39,617,218 (March 31, 2003 — 38,923,288)	670.9	661.3
Contributed Surplus	1.5	0.1

	717.4	714.1

  (f)
  The Company has employee stock option plans which provide for the issuance of up to 8,760 Class A Voting Shares and 4,550,529 Class B Non-Voting Shares as at December 31, 2003. These options generally vest in equal annual amounts over four to five years. No options are exercisable for periods of more than 10 years after date of grant. Options granted under the plans cannot have an option price less than the closing market price of the Class B Non-Voting Shares on the last trading date preceding the date of the grant.

40-F84

    Stock option activity for the year ended March 31, 2002 and 2003 and the nine months ended December 31, 2003 is as follows:

	Number of Options			Weighted average exercise price
	Voting	Non-Voting	Total
Outstanding at March 31, 2001	21,012	2,535,729	2,556,741	23.31
Granted	—	984,319	984,319	15.30
Exercised	(2,300)	(204,982)	(207,282)	10.61
Forfeited	—	(437,725)	(437,725)	25.32
Expired	—	(43,500)	(43,500)	14.79

Outstanding at March 31, 2002	18,712	2,833,841	2,852,553	21.27
Granted	—	323,000	323,000	14.20
Exercised	(1,400)	(70,611)	(72,011)	13.91
Forfeited	—	(442,750)	(442,750)	20.38
Expired	—	(3,750)	(3,750)	20.50

Outstanding at March 31, 2003	17,312	2,639,730	2,657,042	20.75
Granted	—	272,000	272,000	13.57
Exercised	(8,552)	(139,275)	(147,827)	14.35
Forfeited	—	(109,400)	(109,400)	31.20
Expired	—	(85,750)	(85,750)	21.67

Outstanding at December 31, 2003	8,760	2,577,305	2,586,065	19.98

Exercisable at December 31, 2003	8,760	1,710,493	1,719,253	22.46

Exercisable at March 31, 2003	17,312	1,788,426	1,805,738	22.78

Exercisable at March 31, 2002	18,712	1,659,273	1,677,985	22.75

    At December 31, 2003, 2,586,065 options were outstanding with exercise prices ranging from $6.49 to $27.50 and with a weighted average remaining contractual life of 6.3 years. The options, by range of exercise price, are as follows:

Range of exercise prices	Number of options	Weighted average contractual life	Weighted average exercise price
$6.49 to 12.00	48,459	5.6	10.37
$12.01 to 18.00	1,088,106	7.9	14.35
$18.01 to 27.00	1,414,500	5.2	24.45
$27.01 to 27.50	35,000	4.3	27.50

Range of exercise prices	Number of exercisable options	Weighted average exercise price
$6.49 to 12.00	41,459	10.10
$12.01 to 18.00	384,169	15.32
$18.01 to 27.00	1,258,625	24.90
$27.01 to 27.50	35,000	27.50

    The fair value of each employee stock option is estimated on the date of grant using the Black-Scholes Option-Pricing Model. The following assumptions were used for employee stock options granted during the nine months ended December 31, 2003: expected dividend yield of 0.0% (March 31, 2003 — 0.0%), expected volatility of 41.1% (March 31, 2003 — 45.0%), risk-free interest rate of 4.0% (March 31, 2003 — 4.5%) and expected life of 5.0 (March 31, 2003 — 5.0) years.

    The weighted average fair value of the stock options granted during the nine months ended December 31, 2003 was $5.68 (March 31, 2003 — $6.50) per option. The resulting compensation expense during the nine months ended December 31, 2003 was $0.8 (March 31, 2003 — $0.2).

    As the provisions of the Section have not been applied to stock options granted to employees prior to April 1, 2002, the resulting compensation expense may not be representative of future amounts since the estimated fair value of these employee stock options on the date of grant is measured over the vesting period and additional options may be granted in future years.

40-F85

  (g)
  Effective April 1, 2003, the Company implemented a Performance Share Appreciation Plan ("PSAP"). Upon the grant of an award, it is the discretion of the recipient whether to receive the award in either PSAP Units or PSAP Options. In 2003, all recipients under the PSAP elected to receive their awards in PSAP Units which entitles recipients to cash payments if certain conditions are met.

    The value of each PSAP Unit accrues based on (a) increases in the Class B share price during the term of the PSAP Units and (b) the total shareholder return of the Class B shares relative to the S&P/TSX composite index. Both PSAP Units and PSAP Options are tied to Class B Non-Voting Share price enhancement and the performance of the Class B Non-Voting Share price relative to the performance of the S+P/TSX Composite Index. The term of a PSAP Unit is three years. Except as noted below, 100% of PSAP Units granted will vest 1/3 per year commencing on the first anniversary of the grant date. If an election is made by a participant at the time of grant, or in the case of the Chairman and Chief Executive Officer, PSAP Units will vest as follows: 16.7% to vest on each of the first two anniversaries of the grant date and 66.6% to vest on the third anniversary of the grant date. Vested PSAP Units may be exercised within 10 days after each calendar quarter. If no election is made to exercise, the vested PSAP Units will be rolled-over and will not be eligible for exercise until the end of the following calendar quarter. At the option of the participant, PSAP Units will accelerate and become immediately exercisable upon a change of control of the Company. PSAP Options have the same basic terms as PSAP Units except that they are exercisable into Class B Non-Voting Shares upon payment of the applicable exercise price. Only non-treasury shares will be used to satisfy PSAP Option exercises, unless otherwise determined by the Board and subject to applicable regulatory and shareholder approvals.

    On April 1, 2003, 620,000 PSAP Units were granted at an exercise price of $17.50 per Unit. The resulting compensation expense related to PSAP Units during the nine months ended December 31, 2003 was $0.6 which is included in accounts payable and accrued liabilities (March 31, 2003 — nil).

  (h)
  The Company has a Deferred Share Unit Plan (the "DSU Plan"), which is administered by the Corporate Governance and Human Resources Committee of the Board of Directors of the Company (the "Governance Committee"). Under the DSU Plan, any director or senior officer of the Company may elect to have any amounts payable to that person (including directors' fees, annual salary and bonus) by the Company paid in the form of deferred share units ("DSUs"). The number of DSUs received by a participant is determined by dividing the amount of the remuneration to be paid in the form of DSUs on that date (the "Purchase Date") by the fair market value of the Company's Class B Non-Voting Shares on the Purchase Date. Upon termination of a participant's service, a participant may receive, at his or her election, but subject to the discretion of the Governance Committee, either:

  (a)
  cash equal to the number of DSU's credited to the participant's account multiplied by the fair market value of the Class B Shares on the date the notice of redemption is filed by the participant; or

  (b)
  the number of Class B Shares equal to the amount described in (a) dividend by the fair market value of the Class B Shares on the Purchase Date (such as shares to be purchased in the public market).

    During the nine months ended December 31, 2003, in the aggregate, the Company's directors elected to receive approximately 71% of their director's fees in the form of DSUs. Accordingly, 6,738 DSUs were issued during the nine months ended December 31, 2003.

  (i)
  The Company has a Share Purchase Plan under which eligible directors, management and employees may purchase that number of Class B Shares as has a purchase price equal to or less than 10% of the person's annual salary for the year in which the purchase is made at an exercise price determined by the Board of Directors. The Company may, at its option, cause Class B shares to be purchased in the market to satisfy the purchase rights rather than issuing shares from treasury.

15.   CUMULATIVE TRANSLATION ADJUSTMENTS

  An analysis of the cumulative translation adjustments shown separately in shareholders' equity is as follows:

	December 31, 2003	March 31, 2003
		(revised)
Balance — beginning of period	(17.3)	(22.3)
Effect of exchange rate variation on translation of net assets of self-sustaining foreign operations	(1.4)	(16.4)
Effect of exchange rate variation on long-term debt designated as a hedge of net investments in self-sustaining foreign operations, net of tax	22.5	21.4

Balance — end of period	3.8	(17.3)

40-F86

16.   INTEREST

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
Senior revolving credit facilities	7.0	10.8	14.6
Term loans	7.0	6.2	6.2
Senior subordinated notes	39.5	60.2	60.6
Convertible debentures	—	—	0.6
Interest (income) and other	(0.7)	4.3	(1.3)
Interest capitalized during the year	(6.4)	(11.7)	(20.0)
Amortization of interest previously capitalized	10.6	9.7	8.9

	57.0	79.5	69.6
Amortization of deferred financing costs	5.4	5.5	5.4

	62.4	85.0	75.0

  The weighted average interest rate for the nine months ended December 31, 2003 was 10.3% (March 31, 2003 — 10.3%; March 31, 2002 — 11.1%).

  During the nine months ended December 31, 2003, the Company paid interest of $67.8 (March 31, 2003 — $77.2; March 31, 2002 — $79.6).

17.   INVESTMENT LOSSES (GAINS), NET AND DILUTION GAINS

  (a)
  During the nine months ended December 31, 2003, the following transactions occurred:

  (i)
  On October 15, 2003, the Company transferred substantially all of its assets and certain liabilities of its Motion Picture Distribution Group to Distribution LP in exchange for 9,130,435 Subordinated LP Units, 11,829,867 Ordinary LP Units and a promissory note of $215.7.

    On October 15, 2003, Distribution LP repaid the promissory note from net proceeds it received from the sale of 15,561,437 of its Ordinary LP Units to the Fund, together with drawings on a new term loan from a group of financial institutions.

    On November 14, 2003, the underwriting group of the Fund exercised an over-allotment option on the Fund resulting in a purchase by the Fund of 2,334,216 Ordinary LP Units of Distribution LP, which were previously owned by the Company for cash of $22.0, net of costs of $1.3.

    As a result of these transactions the Company holds a 51% limited partnership interest in Distribution LP, with the remaining 49% limited partnership interest being held by unit holders of the Fund. Subsequent to the transfer of net assets into Distribution LP, the Company agreed to discharge $24.3 of liabilities included in the nets assets transferred.

    These transactions resulted in a dilution gain to the Company of $145.1.

    (ii)
    As described in note 3, the Company recorded an impairment charge of $2.2 on a certain Entertainment Group investment carried at cost.

    (iii)
    As described in note 6, in November 2003 the Company sold its investment in Galaxy Entertainment Inc. to the Cineplex Galaxy Limited Partnership, resulting in a gain to the Company of $6.3.

    (iv)
    Other assets include a warrant to purchase shares in a publicly traded company, Point.360. In December 2003 an investment gain of $0.5 was recognized in marking this warrant to market.

    (v)
    The Company recorded an impairment charge of $3.6 to one of its equity accounted investments.

  (b)
  During the year ended March 31, 2003, the following transactions occurred:

  (i)
  The Company sold one of its marketable securities for proceeds of $1.2, resulting in a gain of $0.7.

  (ii)
  The Company concluded a review of the carrying value of its investment in HMG based on recent information pertaining to the financial condition of the investee. Based on this review, the value of the investment in HMG was determined to be impaired. Net earnings for the year ended March 31, 2003 include an impairment charge of $24.1 related to the Company's investment in HMG.

  (iii)
  The Company sold one of its real estate properties for net cash proceeds of $1.8, resulting in a gain of $0.6.

  (iv)
  An option expired that had been issued to Point.360, a publicly traded company, to purchase the Company's post-production operations resulting in a gain of $1.0. Consideration received for the option was in the form of a warrant of Point.360, which the Company continues to hold and was initially measured using the Black-Scholes Option-Pricing Model.

  (v)
  The Company recorded impairment charges totaling $14.5 with respect to the investments carried at cost.

40-F87

  (c)
  During the year ended March 31, 2002, the following transactions occurred:

  (i)
  The Company's interest in HMG was reduced from 39% to 32% due to third-party investments in HMG, resulting in a dilution gain of $6.4.

  (ii)
  The Company sold its interest in a life insurance company for cash proceeds of $0.4. The shares had been received through the demutualization of its life insurance company and resulted in a gain of $0.4.

  (iii)
  The Company sold its 50% interest in one of its joint ventures for consideration of $3.0 and realized a gain on sale of $0.9. The consideration was in the form of a promissory note to be settled through the receipt of eight equal installments of $0.4 plus accrued interest between June 2002 and March 2004. Net assets of the joint venture at the time of sale included $0.3 in cash.

  (iv)
  The Company's interest in Discovery Health Channel was reduced from 100% to 65% as a result of cash investments by the minority interest partner, resulting in a dilution gain of $5.1.

  (v)
  The Company recorded an impairment loss of $1.0 on one of its investments carried at cost.

18.   DISCONTINUED OPERATIONS

  As part of the Entertainment Group restructuring plan described in note 3, a decision was made to sell the Company's post-production businesses. Accordingly, the results of operations and financial position for the post-production businesses (the "Discontinued Businesses") have been reported as discontinued operations for all periods presented. These amounts do not include the ongoing costs to operate the businesses until disposal.

  In December 2003, the Company recorded a write down of $11.8 to property and equipment and recorded an accrual of $0.9 for severance and professional fees. As at December 31, 2003, the full amount of severance and professional fees was unpaid.

  In February 2004, the Company completed the sale of one of its post-production business for proceeds of $1.0. The Company expects to sell the remaining post-production businesses during 2004. The assets associated with these businesses have been written down to their estimated fair market value less costs to sell.

  The following tables present selected financial information for the Discontinued Businesses:

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
Revenue	11.3	14.8	19.7
Direct profit	3.0	4.9	12.1
Loss on write down of property and equipment	(11.8)	—	—
Earnings (loss) before income taxes	(14.9)	(1.6)	4.9
Provision for (recovery of) income taxes	0.8	(0.7)	—
Net earnings (loss) from discontinued operations	(15.7)	(0.9)	4.9
Basic and diluted earnings (loss) per common share	$(0.37)	$(0.02)	$0.12

	December 31, 2003	March 31, 2003
Accounts receivable	6.5	4.4
Property and equipment	2.8	12.9
Other assets	—	1.0

Total assets	9.3	18.3

Accounts payable and accrued liabilities	4.5	2.6
Term loans	0.8	2.0
Other liabilities	—	0.1

Total liabilities	5.3	4.7

  The balance sheets of the Discontinued Businesses have been reported as part of the Entertainment Group in the segmented information presented in note 26.

40-F88

19.   INCOME TAXES

  The differences between the effective tax rate for the provision for income taxes and the Canadian statutory income tax rate are as follows:

	Nine Months Ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
		(revised)	(revised)
Corporate statutory rate of income tax	36.6%	38.1%	40.9%
Provision for (recovery of) income taxes at statutory rate	(45.7)	(9.6)	23.3
Adjusted for the effect of:
Dilution gain	(43.5)	—	—
Foreign operations subject to different income tax rates	20.7	(6.1)	(15.6)
Expenses not deductible (income not taxable) for income tax purposes	4.2	12.1	(2.7)
Change in income tax rate for future income taxes	(10.5)	4.9	1.6
Change in valuation allowance	117.5	13.4	2.4
Other	1.4	2.1	(2.0)

	44.1	16.8	7.0

  The components of future income tax assets, net of valuation allowances, and liabilities comprise:

	December 31, 2003	March 31, 2003
		(revised)
Future income tax assets:
Property and equipment	18.5	6.8
Loss carryforwards	173.2	105.6
Investment in film and television programs	82.6	67.9
All other	17.8	6.4

	292.1	186.7
Valuation allowance	(155.1)	(37.6)

	137.0	149.1

Future income tax liabilities:
Broadcast licences	18.5	16.2
Capitalized interest	11.2	12.4
All other	22.5	12.4

	52.2	41.0

Net future income taxes	84.8	108.1

  Management reduced the carrying value of the future income tax assets by a valuation allowance as it is more likely than not that some portion of the asset will not be realized.

  The recognition and measurement of the current and future tax assets and liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions and in the assessment of the recoverability of future tax assets. Potential liabilities are recognized for anticipated tax audit issues in various tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. If payment of the accrued amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense will result. In addition, a valuation allowance has been provided against a portion of the Company's future tax assets based on a current assessment of recoverability of these future tax assets. If the Company's assessment changes, any increases or decreases in the valuation allowance will result in decreases or increases in net earnings, respectively.

40-F89

  The Company has Canadian and US income tax losses available for carry forward that expire as follows:

2004	3.5
2005	1.4
2006	23.0
2007	9.1
2008	71.8
2009	77.0
2010	57.3

243.1

  The Company also has income tax losses available for carry forward in Ireland of $82.8 that can be carried forward indefinitely.

        The provision for (recovery of) income taxes comprises:

	December 31, 2003	March 31, 2003	March 31, 2002
		(revised)	(revised)
Current income taxes	21.0	13.6	1.4
Future income taxes	23.1	3.2	5.6

	44.1	16.8	7.0

  During the nine months ended December 31, 2003, the Company paid income taxes of $11.0 (March 31, 2003 — $41.4; March 31, 2002 — $18.4).

20.   JOINT VENTURES

  The Company has investments in joint ventures in certain broadcast businesses, a structured filmed entertainment financing business and a jointly controlled television production.

  The Company's proportionate share of the total assets, liabilities and results of operations of the joint ventures for the nine months ended December 31, 2003 and the years ended March 31, 2003 and 2002 is as follows:

	December 31, 2003	March 31, 2003	March 31, 2002
Assets	114.4	129.8	96.2
Liabilities	16.9	21.7	34.9
Revenue	38.9	57.8	41.5
Direct operating expenses	24.2	35.6	15.2
Operating expenses	4.3	5.8	6.8
Amortization, interest and income taxes	9.7	0.8	5.1
Net earnings (loss)	1.9	(0.6)	5.7
Cash flow from operating activities	4.5	(3.6)	(5.9)
Cash flow from financing activities	(4.4)	(0.3)	(0.3)

40-F90

21.   EARNINGS (LOSS) PER COMMON SHARE

  Earnings (loss) per common share before discontinued operations is calculated as follows:

	December 31, 2003	March 31, 2003	March 31, 2002
		(revised)	(revised)
Numerator for basic earnings (loss) per common share:
Net earnings (loss) before discontinued operations for the period	(153.9)	(40.4)	23.4
Weighted average number of common shares	42.8	42.7	39.6

Basic earnings (loss) per common share before discontinued operations	$(3.60)	$(0.95)	$0.59

Numerator for diluted earnings (loss) per common share:
Earnings (loss) used in computing basic earnings (loss) per common share before discontinued operations	(153.9)	(40.4)	23.4
Interest on convertible debentures	—	—	0.4

Earnings (loss) used in computing diluted earnings (loss) per common share before discontinued operations	(153.9)	(40.4)	23.8

Denominator for diluted earnings (loss) per common share:
Weighted average number of common shares	42.8	42.7	39.6
Convertible debentures	—	—	0.5
Stock options	—	—	0.1

Shares used in computing diluted earnings (loss) per common share	42.8	42.7	40.2

Diluted earnings (loss) per common share before discontinued operations	$(3.60)	$(0.95)	$0.59

  In the nine months ended December 31, 2003 and the year ended March 31, 2003, the effect of potentially dilutive stock options was excluded from the computation of diluted loss per share, as they are anti-dilutive to the basic loss per common share.

22.   STATEMENT OF CASH FLOWS SUPPLEMENTAL INFORMATION

	December 31, 2003	March 31, 2003	March 31, 2002
		(revised)	(revised)
Change in
Accounts receivable	12.9	61.8	49.1
Accounts payable and accrued liabilities	(27.3)	99.5	140.9
Deferred revenue	(14.7)	10.9	(67.0)
Income taxes payable	20.9	(21.7)	(0.3)
Other	(2.4)	4.3	(12.8)

Net change in other non-cash balances related to operations	(10.6)	154.8	109.9

40-F91

23.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2003	March 31, 2003
		(revised)
Trade payables	43.1	44.9
Program related payables	164.5	200.6
Distribution and participation liabilities	158.2	194.5
Other accrued liabilities	155.7	118.2

	521.5	558.2

  Included in program related payables and other accrued liabilities is US$46.0 (March 31, 2003 — US$70.2) of production related financing and $6.4 (March 31, 2003, — $8.7) of long-term liabilities pertaining to the acquisition of certain broadcast intangible assets. These non-interest bearing liabilities are unsecured and repayable in installments over the period from 2004 to 2008, with interest imputed at 13% and are recorded at fair value. During the nine months ended December 31, 2003, the Company recorded imputed interest of $2.6 (March 31, 2003 — $3.9; March 31, 2002 — $3.4). The Company expects these liabilities to be repaid as follows:

2004	36.3
2005	27.2
2006	3.5
2007	1.0
2008	—
Due Subsequent	—

68.0

  Included in other accrued liabilities is $6.6 for lease termination costs related to the consolidation of the Toronto head office facilities. Changes in this balance during the nine months ended December 31, 2003 are as follows:

Accrual of lease termination charge	7.3
Payments made during nine months ended December 31, 2003	(0.7)

Balance, December 31, 2003	6.6

24.   GOVERNMENT FINANCING AND ASSISTANCE

  Revenue includes $9.2 of production financing from government agencies for the nine months ended December 31, 2003 (March 31, 2003 — $8.0; March 31, 2002 — $15.5). This financing is related to equity participation by government agencies and is repayable from distribution revenue of the specific productions for which the financing was made. The maximum cumulative amount repayable over the period of forecast revenue for amortization purposes is estimated to be $3.3. In addition, revenue includes $8.3 (March 31, 2003 — $11.0; March 31, 2002 — $9.2) of government grants and $10.4 (March 31, 2003 — $19.1; March 31, 2002 — $40.5) of tax credits relating to production activities. Government grants and tax credits are not repayable.

  Investment in film and television programs includes a reduction of $18.2 (March 31, 2003 — $17.8; March 31, 2002 — $19.9) for government assistance for distribution of certain programs. Government assistance may be repayable in whole or in part depending upon future revenue generated by certain individual film and television programs. The maximum amount repayable over the period of forecast revenue is estimated to be $12.0. This amount is not included in liabilities as at December 31, 2003. In addition, results of operations include $0.8 (March 31, 2003 — $1.5; March 31, 2002 — $0.9) of government grants relating to distribution activities, which are not repayable.

40-F92

25.   COMMITMENTS AND CONTINGENCIES

  (a)
  The Company is committed under operating leases for office premises and equipment expiring at various dates to 2018. The future minimum payments under the terms of such leases are as follows:

2004	16.4
2005	16.2
2006	12.9
2007	9.7
2008	9.5
Due subsequent	86.5

151.2

    Rent expense for the nine months ended December 31, 2003 was $16.5 (March 31, 2003 — $12.4; March 31, 2002 — $12.4).

  (b)
  The Company is involved in various legal actions. In the opinion of management, any resulting liability is not expected to have a material adverse effect on the Company's financial position.

  (c)
  The Company has letters of credit aggregating $67.3 outstanding at December 31, 2003 (March 31, 2003 — $70.8).

  (d)
  The Company has entered into various agreements for the right to broadcast or distribute certain film and television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific films and television programs or certain levels of future productions. The acquisition of these broadcast and distribution rights is contingent on the actual production and/or the airing of the films and television programs. Management estimates that these agreements will result in future program and film expenditures of approximately $225.6 million.

  (e)
  The Company has entered into various arrangements whereby all rights, title and interests to certain film and television programs have been sold to third parties that leased back to the Company the exclusive rights to distribute such programs for periods of up to 15 years. Under these arrangements, the Company is required to make periodic lease payments to the third parties. The Company has placed a portion of the cash proceeds received under the arrangements in an irrevocable trust for the benefit of the third parties to be used solely for satisfying the periodic lease payments. The Company believes that the possibility of it being required to make additional future payments related to these leases is remote. The Company has obtained guarantees for the obligations from unrelated financial institutions. The amount of funds in trust and the related lease obligations are not included in the Company's balance sheet. The amount of the lease obligations extinguished under these arrangements amounted to $160.1 as at December 31, 2003 (March 31, 2003 — $154.3).

  (f)
  In December 2002, and in November 2003, a subsidiary of the Company received federal and provincial income tax reassessments for $19.8 in total, including interest and penalties. The Company intends to pursue all available administrative and judicial appeals in respect of these reassessments. The Company strongly believes that it will prevail because, in the opinion of management, the reassessment runs counter to the applicable law and certain previous rulings. A liability for the amount will be recorded should it become probable that the income tax authorities' positions will be upheld.

  (g)
  The Company has indemnification agreements with its directors and certain of its officers, to the extent permitted by law, to indemnify them against all costs and damages incurred by the directors and officers as a result of lawsuits or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. The Company has purchased directors' and officers' liability insurance. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum amount it could be required to pay to counter parties. No amount has been recorded in the financial statements with respect to these indemnification agreements. In addition, in the normal course of operations, the Company may agree to indemnify third parties on certain of its productions for damages they may sustain as a result of breaches or alleged breaches by the Company of its representations and warranties to those third parties. In some cases, the indemnities provide for no limitation to the maximum potential future payments and as such, the Company is unable to make a determination of the maximum amount it could be required to pay under these indemnities. No amount has been recorded in the financial statements with respect to these indemnities. The Company believes that the likelihood that it would have to pay a material amount, which would not be recoverable through insurance policies, is remote.

26.   SEGMENTED INFORMATION

  The Company's principal business activities are conducted through three reportable segments: Broadcast, Motion Picture Distribution and Entertainment. The Broadcast Group consists of the Company's specialty television channels, which include lifestyle, drama and documentary programming. The Motion Picture Distribution Group consists of the Company's 51% limited partnership interest in Distribution LP, a motion picture distributor in Canada and the U.K. with a minority interest held by unit holders of the Movie Distribution Income Fund. The Entertainment Group has historically developed, produced, acquired and distributed primetime television drama, children's and documentary programming and in-house motion pictures. Under the restructuring plan described in note 3, the Entertainment Group will no longer produce prime-time television series (with the exception of the CSI franchise), movies-of-the-week, miniseries or theatrical motion pictures. The Entertainment Group will focus its operations upon the acquisition of distribution and other rights to content, rather than in-house production. Other activities primarily comprise corporate functions and

40-F93

  historically the structured filmed entertainment financing business. While the Entertainment Group comprises both production and distribution activities, the two components are aggregated into one reporting segment based on the similarities of their long-term financial performance, the type of customers, the methods used to distribute the product and the identical nature of the products.

  Management focuses on and measures the results of operations based on direct profit and earnings (loss) before undernoted as presented on the Company's consolidated statements of earnings (loss), provided by each business segment. Direct profit (loss) is defined as revenue less direct operating expenses, which include those expenses that are directly attributable to the cost of the product generating revenue. In the case of the Entertainment Group and the Motion Picture Distribution Group, these direct costs include the amortization and write off, if applicable, of investment in film and television programs (with the exception of interest capitalized to film and television programs) and direct print and advertising spend incurred to earn revenue. In the case of the Broadcast Group, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian content program expenditure requirements mandated by condition of licence by the CRTC. These include costs to create the on-air look and on-air promotion of programs. Earnings (loss) before undernoted is defined as direct profit less non-direct operating expenses, which include period costs that are not directly attributable to the product. These include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

  Results of operations by segment are presented on the consolidated statements of earnings (loss). As shown on the consolidated statements of earnings (loss), the Company's revenue, direct profit (loss) and earnings (loss) before undernoted related to the Broadcast Group are reported with a distinction between the Company's Operating Channels and Developing Channels. The Company's specialty television channels are transferred from Developing Channels status to Operating Channels status at the earliest of (a) two fiscal years from the date of launch of the service, (b) when management's predetermined subscriber level has been attained, or (c) the net earnings break-even point for the new business has been attained. Management has not presented the Broadcast Group's total assets or additions to property and equipment and goodwill using the same distinction as many of these assets are commonly used by both sets of channels. As a result, the following table shows these amounts for the Broadcast Group as a whole.

  (a)
  Information on the reportable operating segments is as follows:

	Broadcast Group	Motion Picture Distribution Group	Entertainment Group	Other	Total
December 31, 2003
Goodwill	40.9	2.0	109.6	—	152.5
Total assets	431.9	320.3	666.6	(2.6)	1,416.2
Additions to property and equipment	0.2	0.5	—	2.0	2.7
Additions to goodwill	—	—	—	—	—

March 31, 2003
Goodwill	40.9	2.0	109.6	—	152.5
Total assets (revised)	412.3	261.6	893.9	74.4	1,642.2
Additions to property and equipment	0.6	0.1	0.3	3.1	4.1
Additions to goodwill	—	—	—	—	—

March 31, 2002
Goodwill	40.9	2.0	109.6	—	152.5
Total assets (revised)	367.5	232.6	907.0	153.3	1,660.4
Additions to property and equipment	25.0	1.0	—	4.6	30.6
Additions to goodwill	39.8	2.0	19.8	—	61.6

    Segment revenues, as presented on the consolidated statements of earnings (loss) for the nine-month period ended December 31, 2003 are net of intersegment sales of programming of $8.0 (March 31, 2003 — $12.4; March 31, 2002 — $17.0) from the Motion Picture Distribution Group to the Broadcast Group, $2.1 (March 31, 2003 — $3.3; March 31, 2002 — $4.1) from the Entertainment Group to the Broadcast Group and $1.7 (March 31, 2003 — $3.6; March 31, 2002 — $3.5) from the Entertainment Group to the Motion Picture Distribution Group.

40-F94

  (b)
  Geographical information, based on customer location, is as follows:

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
		(revised)	(revised)
Revenue
Canada	481.4	562.0	534.3
United States	36.1	89.5	147.1
United Kingdom	65.4	84.5	59.6
Other Foreign	57.3	136.0	143.9

	640.2	872.0	884.9

    All of the Company's broadcast licences and goodwill, and the majority of the Company's property and equipment, are in Canada.

  A breakdown of the Company's Broadcast Group revenue is as follows:

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002*
Operating Channels
Subscriber	61.8	78.3	72.0
Advertising and other	83.1	85.7	57.8

	144.9	164.0	129.8

Developing Channels
Subscriber	14.7	16.0	6.4
Advertising and other	2.8	2.9	4.7

	17.5	18.9	11.1

Total Broadcast Group revenue	162.4	182.9	140.9

*
The Company's 50% owned French-language channels, Series+ and Historia, were transferred to Operating Channels status from their previous Developing Channels status on April 1, 2002. The prior year's results continue to reflect the Developing Channels status at that time.

    A breakdown of the Motion Picture Distribution Group revenue is as follows:

	Theatrical	Video/DVD	Television	Total
Nine months ended December 31, 2003
Domestic Distribution	68.6	141.2	31.4	241.2
Momentum Pictures	3.7	45.8	6.6	56.1
Alliance Atlantis Cinemas	10.5	—	—	10.5

Year ended March 31, 2003
Domestic Distribution	81.6	167.2	44.2	293.0
Momentum Pictures	10.2	55.4	9.8	75.4
Alliance Atlantis Cinemas	15.8	—	—	15.8

Year ended March 31, 2002
Domestic Distribution	87.0	117.4	44.4	248.8
Momentum Pictures	10.3	40.4	2.9	53.6
Alliance Atlantis Cinemas	15.6	—	—	15.6

    Management does not focus on direct profit (loss) or earnings (loss) before undernoted using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, video/DVD and television distribution channels.

40-F95

27.   FINANCIAL INSTRUMENTS

  (a)
  Fair values of financial instruments    The estimated fair values of financial instruments as at December 31, 2003 and March 31, 2003 are based on relevant market prices and information available at the time. The carrying values of cash and cash equivalents, loans receivable, senior revolving credit facilities, accounts payable and accrued liabilities and term loans approximate the fair values of these financial instruments.

    Financial instruments with carrying values different from their fair values include:

	December 31, 2003		March 31, 2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
			(revised)
Financial assets
Accounts receivable	277.8	274.1	290.7	288.3
Investments	17.8	30.8	22.8	24.5
Financial liabilities
Senior subordinated notes	389.0	443.5	441.0	495.0

    The fair value of accounts receivable is based on discounting future cash flows using rates currently available for similar instruments. The Company has not discounted these receivables as it expects to recover their carrying amounts fully by holding them to maturity. At December 31, 2003, included in accounts receivable are amounts due beyond December 31, 2004 totaling $30.9 (March 31, 2003 — $23.4).

    The fair value of investments is based on the trading value of publicly traded investees at December 31, 2003.

    The fair value of the senior subordinated notes is based on the trading price of the notes at December 31, 2003 and March 31, 2003.

  (b)
  Credit risk    Accounts receivable from the Canadian federal government and other government agencies in connection with production financing represents 9% (March 31, 2003 — 17%) of total accounts receivable at December 31, 2003. The Company believes that there is minimal risk associated with the collection of these amounts. The balance of accounts receivable and distribution contracts receivable is widely distributed among customers in Canada and internationally. The Company maintains an allowance of $13.5 (March 31, 2003 — $11.8) for potential credit losses.

  (c)
  Interest rate risk    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its senior revolving credit facilities. As at December 31, 2003, there were no interest rate conversion agreements outstanding.

28.   RELATED PARTY TRANSACTIONS

  (a)
  In the normal course of business, the Company acquires broadcast rights from minority interests who exert significant influence over subsidiaries of the Company. During the nine months ended December 31, 2003, these purchases totaled $5.1 (March 31, 2003 — $6.3). At December 31, 2003, included in accounts payable, are amounts due to these related parties of $4.3 (March 31, 2003 — $4.4).

  (b)
  The Company has entered into trademark and franchise payment agreements with minority interests who exert significant influence over subsidiaries of the Company. During the nine months ended December 31, 2003, the Company paid $3.0 (March 31, 2003 — $2.3) related to such agreements. At December 31, 2003, the amount due to these related parties was $8.1 of which $5.4 is included in long-term liabilities pertaining to certain broadcast intangible assets.

  (c)
  At December 31, 2003, included in accounts receivable is $0.5 (March 31, 2003 — $4.3) due from a minority interest that exerts significant influence over a subsidiary of the Company.

  (d)
  During the year ended March 31, 2003, the Company provided loans of $2.3 to equity accounted investees. During the nine months ended December 31, 2003 the Company provided further advances of $1.0. The loans bear interest at rates ranging from the Canadian prime rate plus 2.5% to 11.0%. Included in accounts receivable at December 31, 2003 is $3.7 due from these related parties (March 31, 2003 — $2.3).

  (e)
  Loans of $2.3 (March 31, 2003 — $2.3) are due from senior officers as at December 31, 2003. The amounts are included in accounts receivable and are repayable on demand, bearing interest at the Company's marginal cost of borrowing.

  (f)
  The Company entered into an arrangement with two former senior officers who together with two other senior officers jointly control the Company, to provide consulting services for the five year period ending December 31, 2008. This arrangement has fixed annual fees of $0.8 plus certain contingent bonuses based upon achievement of cash flow targets related to certain television series. The total of the fees and bonuses for the five-year period will be in the range of $4.0 to $15.5, depending upon the achievement of targets.

  (g)
  Upon the creation of the Fund, $13.1 of costs related to the issuance of the Units were borne by Distribution LP.

  (h)
  On October 15, 2003, the Fund, and its wholly owned trust, Holding Trust, the General Partner and Distribution LP entered into a Support Agreement. Under the terms of the Support Agreement, the General Partner will provide certain management, administrative and support services to the Fund and Holding Trust for the next 10 years and will be reimbursed by Distribution LP for all direct and indirect costs and expenses it incurs

40-F96

    in the provision of services pursuant to the Support Agreement. For the period from October 15, 2003 to December 31, 2003, Distribution LP incurred expenses of $0.1 in connection with the Support Agreement.

  (i)
  During the year ended March 31, 2003, in the normal course of business, the Company sold broadcast rights to equity accounted investees totaling $0.6.

  (j)
  During the year ended March 31, 2002, the Company reacquired an option to purchase a 1% interest in History Television Inc. from a senior officer of the Company for cash of $1.5. The exchange amount was based on the equivalent amount to that paid to a third party for the minority interest.

29.   REVISION OF PRIOR YEARS' RESULTS

  During the nine months ended December 31, 2003 the Company identified certain revisions to its prior years' financial statements. These items were identified primarily as a result of an extensive review of the Entertainment Group's distribution and participation liabilities, and the Company's consolidation process. Items identified included charges for net underaccruals of distribution and participation liabilities; adjustments to assets for recoupable print and advertising costs which should have reduced distribution and participation liabilities; errors in the elimination of certain intercompany transactions within the Entertainment Group and between the Entertainment Group and the Motion Picture Distribution Group; adjustments for unreconciled program related payables; and a resultant change in the hedged position of the net investment in certain foreign operations. The net amount of these items was a charge of $49.3, including income tax provisions of $4.1, which has been recorded through a restatement of previously reported amounts. Certain amounts requiring reclassification between investment in film and television programs and distribution and participation liabilities were identified as well as a reclassification between future income taxes and income taxes payable. The previously reported results of operations and financial position for the Company were changed for the years ended March 31, 2003 and March 31, 2002 as follows:

March 31, 2003	As previously reported	Effect of revision	Revised Amount
Total assets	1,695.1	(52.9)	1,642.2
Total liabilities	1,176.1	1.9	1,178.0
Cumulative translation adjustments	(11.8)	(5.5)	(17.3)
Revenue	874.8	(2.8)	872.0
Direct profit before discontinued operations	271.9	(27.6)	244.3
Earnings before undernoted and discontinued operations	150.4	(27.6)	122.8
Net loss before discontinued operations	(17.9)	(22.5)	(40.4)
Net loss	(18.8)	(22.5)	(41.3)
Basic and diluted loss per common share before discontinued operations	$(0.42)	$(0.53)	$(0.95)
Basic and diluted loss per common share	$(0.44)	$(0.53)	$(0.97)

March 31, 2002	As previously reported	Effect of revision	Revised Amount
Total assets	1,700.5	(40.1)	1,660.4
Total liabilities	1,168.4	(8.2)	1,160.2
Cumulative translation adjustments	(16.8)	(5.5)	(22.3)
Deficit, beginning of period	(192.0)	(27.6)	(219.6)
Revenue	893.1	(8.2)	884.9
Direct profit before discontinued operations	242.5	1.4	243.9
Earnings before undernoted and discontinued operations	129.9	1.4	131.3
Net earnings before discontinued operations	22.6	0.8	23.4
Net earnings	27.5	0.8	28.3
Basic and diluted earnings per common share before discontinued operations	$0.57	$0.02	$0.59
Basic and diluted earnings per common share	$0.69	$0.02	$0.71

30.   RECENT ACCOUNTING PRONOUNCEMENTS

  (a)
  Generally Accepted Accounting Principles    In 2003, the CICA issued a new Handbook Section 1100, "Generally Accepted Accounting Principles". The section mandates a new approach in determining the appropriate treatment for transactions for which the accounting is not specifically addressed in the Handbook. Effectively, it requires an enterprise to decide the treatment of a transaction by carefully considering analogous situations in the Handbook, basic financial statement concepts and, if appropriate, other relevant authoritative literature. As a result of the new Section, the Company will no longer use historical industry practice as a source of authority, and accordingly will adopt the following changes:

  (1)
  The recognition of government financing and assistance will change from revenue to a reduction of the related production costs.

  (2)
  The amortization of interest previously capitalized will be recorded as a direct operating expense rather than as interest expense.

40-F97

    These changes will be applied prospectively commencing January 1, 2004.

  (b)
  Asset Retirement Obligations    In 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The section requires that an entity recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The Section will be applied retroactively effective January 1, 2004. The adoption of the Section will not have a significant impact on results of operations.

  (c)
  Variable Interest Entities    In June 2003, the CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", which will be effective for the Company on January 1, 2005. This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The Company has not yet determined the impact of the adoption of this standard on its financial results.

31.   SUBSEQUENT EVENT

  On May 12, 2004, Distribution LP acquired 100% of the shares of Spanish film distributor Aurum Producciones, S.A. ("Aurum") for cash consideration of approximately $74.0 (45.0 Euros). The purchase was funded through increased borrowings under its credit facility of $25.0, a private placement of units of the Fund of approximately $15.0, a subscription by the Company of approximately $15.6 and cash on hand of approximately $18.4.

  On May 12, 2004, Distribution LP also entered into an amended and restated credit agreement to increase the authorized borrowing under its senior revolving credit facility from $100.0 to $125.0 under an amended and restated credit agreement.

  On May 12, 2004, the Fund completed a private placement of 1,436,000 units from treasury at a price of $10.45 per unit, through a syndicate of agents. The Fund applied the gross proceeds of the private placement to acquire Class A Ordinary Limited Partnership Units of Distribution LP. The Company, in order to maintain its 51% interest in Distribution LP also acquired 1,494,612 Ordinary LP Units of the Partnership at $10.45 per unit such that Distribution LP realized combined gross proceeds of approximately $30.6 from the offering of the Ordinary LP Units.

  Since the acquisition of Aurum has just been completed, it is not practical for the Company to disclose a condensed balance sheet at the acquisition date and as a result a purchase price allocation has not been completed. Therefore, no determination has been made of goodwill or other intangible assets, if any.

40-F98

ALLIANCE ATLANTIS COMMUNICATIONS INC.
Reconciliation to Generally Accepted Accounting Principles (GAAP) in the United States

        The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The following schedule presents the material adjustments and/or additional disclosures which would be required in order to present the financial statements in accordance with United States GAAP as required by the United States Securities and Exchange Commission (SEC).

        Under United States GAAP, the net earnings (loss) and earnings (loss) per common share figures for the nine-month period ended December 31, 2003 and the years ended March 31, 2003, and 2002 and the shareholders' equity as at December 31, 2003 and March 31, 2003 would be adjusted as follows (in millions of Canadian dollars, except per share amounts):

	Net Earnings (loss)			Shareholders' Equity
	Nine months ended December 31, 2003	Year ended March 31, 2003(a)	Year ended March 31, 2002(a)	December 31, 2003	March 31, 2003(a)
		(revised)	(revised)		(revised)
Net earnings (loss) from continuing operations / Shareholders' equity — Canadian GAAP	(153.9)	(40.4)	23.4	319.0	464.2
Adjustment to reclassify related party loan to equity (b)	—	—	—	(2.0)	(1.9)
Adjustment to equity accounting for long-term investments (c)	—	5.9	(0.3)	(1.9)	(1.9)
Gains on dilution of investments in affiliated companies (d)	—	—	(11.5)	—	—
Income taxes recorded at enacted rates (e)	(0.5)	—	1.7	(0.5)	—
Benefit realized on production financing arrangements, net of income taxes of $1.9 (March 31, 2003 — $1.3; March 31, 2002 — $1.3) (f)	(2.1)	(1.0)	(3.4)	(8.3)	(6.2)
Adjustment to accounting for jointly controlled productions, net of income taxes of $0.5 (March 31, 2003 — $1.3; March 31, 2002 — 0.6) (g)	(4.5)	(11.7)	(5.5)	(24.8)	(20.3)
Gain on settlement of derivative, net of income taxes of $nil (March 31, 2003 — nil; March 31, 2002 — $0.6) (i)	—	—	0.9	—	—
Adjustment to reclassify gains (losses) on warrants to comprehensive earnings; net of income taxes of $nil (March 31, 2003 — nil; March 31, 2002 — nil) (h)	(0.5)	(1.0)	—	(1.5)	(1.0)
Adjustment to accounting for government tax credits, net of income taxes of $10.8 (March 31, 2003 — $18.2; March 31, 2002 — $35.8) (k)	(0.7)	1.6	8.1	17.8	18.5
Adjustment to foreign exchange on hedge of self-sustaining subsidiaries, net of income taxes of $0.7 (March 31, 2003 — $0.3; March 31, 2002 — nil) (l)	3.1	1.7	(0.1)	—	—

Earnings (loss) from continuing operations / Shareholders' equity — United States GAAP	(159.1)	(44.9)	13.3	297.8	451.4
Discontinued operations, net of tax	(15.7)	(0.9)	4.9	—	—
Cumulative effect of adoption of new accounting pronouncement, net of income taxes of nil (March 31, 2003 — nil; March 31, 2002 — $66.8) (i)	—	—	(234.2)	—	—

Earnings (loss) / Shareholders' equity — United States GAAP	(174.8)	(45.8)	(216.0)	297.8	451.4

Other comprehensive earnings adjustment (s)				13.1	1.9

Shareholders' equity — United States GAAP				310.9	453.3

Earnings (loss) from continuing operations per common share — United States GAAP (j)
Basic and diluted	$(3.71)	$(1.05)	$0.34

Earnings (loss) per common share — United States GAAP (j)
Basic and diluted	$(4.08)	$(1.07)	$(5.45)

Earnings (loss) per common share for discontinued operations — United States GAAP
Basic and diluted (j)	$(0.37)	$(0.02)	$0.12

Earnings (loss) per common share for the cumulative effect of adoption of new accounting pronouncements — United States GAAP
Basic and diluted (j)	—	—	$(5.91)

        The accompanying notes form an integral part of this reconciliation.

40-F99

        The following table reconciles the numerators and denominators of the basic and diluted earnings (loss) per common share from continuing operations computation — United States GAAP.

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
		(revised)	(revised)	(revised)
			(A)	(B)
Numerator for basic earnings (loss) per common share from continuing operations:
Earnings (loss) from continuing operations — United States GAAP	(159.1)	(44.9)	13.3	(220.9)
Weighted average number of common shares	42.8	42.7	39.6	39.6

Basic earnings (loss) per common share from continuing operations — United States GAAP	$(3.71)	$(1.05)	$0.34	$(5.58)

Numerator for diluted earnings (loss) per common share from continuing operations:
Earnings (loss) used in computing basic earnings (loss) per common share from continuing operations — United States GAAP	(159.1)	(44.9)	13.3	(220.9)
Interest on convertible debentures	—	—	0.4	—

Earnings (loss) used in computing diluted earnings per common share from continuing operations — United States GAAP	(159.1)	(44.9)	13.7	(220.9)
Denominator for diluted earnings (loss) per common share from continuing operations — United States GAAP:
Weighted average number of shares	42.8	42.7	39.6	39.6
Convertible debentures	—	—	0.5	—
Stock options	—	—	0.1	—

Shares used in computing diluted earnings (loss) per common share	42.8	42.7	40.2	39.6

Diluted earnings (loss) per common share from continuing operations — United States GAAP	$(3.71)	$(1.05)	$0.34	$(5.58)

(A)
Basic and diluted earnings per common share are based on earnings from continuing operations before the cumulative effect of change in accounting pronouncement.

(B)
Basic and diluted loss per common share are based on the loss from continuing operations after cumulative effect of change in accounting pronouncement.

        In the year ended March 31, 2002(B), the effect of potentially dilutive stock options and convertible debentures were excluded from the computation of diluted loss per share as they were anti-dilutive to the basic loss per share.

40-F100

        (a)    Revision of prior years' results    As explained in note 29 of the Company's consolidated financial statements, during the nine months ended December 31, 2003 the Company identified certain revisions to its prior years' financial statements. These items were identified primarily as a result of an extensive review of the Entertainment Group's distribution and participation liabilities, and the Company's consolidation process. Items identified included charges for net underaccruals of distribution and participation liabilities; adjustments to assets for recoupable print and advertising costs which should have reduced distribution and participation liabilities; errors in the elimination of certain intercompany transactions within the Entertainment Group and between the Entertainment Group and the Motion Picture Distribution Group; adjustments for unreconciled program related payables; and a resultant change in the hedged position of the net investment in certain foreign operations. In addition for United States GAAP purposes additional revisions were made as described in (vii), (viii) and (ix) below.

        The following is a summary of the adjustments made:

	Net Earnings (loss)		Shareholders' Equity
	Year ended March 31, 2003	Year ended March 31, 2002	March 31, 2003	March 31, 2002
Net Earnings/(Loss)/Shareholders' equity — United States GAAP (as previously reported)	(25.6)	(224.8)	490.7	509.5
Net under accruals of distribution and participation liabilities (i)	(9.7)	(0.3)	(22.0)	(11.8)
Adjustments to assets for recoupable print and advertising costs (ii)	(9.9)	1.0	5.8	15.7
Adjustments to DVD inventory (iii)	2.1	1.2	3.9	1.8
Adjustment of investment in film and television programs amortization (iv)	0.4	0.4	(4.4)	(4.8)
Change in the hedged position of the net investment in foreign subsidiaries (v)	5.1	(0.1)	—	—
Errors in the elimination of intercompany transactions (vi)	(10.4)	(1.0)	(34.1)	(26.8)
Reclassification of unrealized gains on warrants (vii)	(1.0)	—	—	—
Adjustment for gain on settlement of derivative (viii)	—	—	(1.5)	(1.5)
Adjustment of film amortization related to government tax credits (ix)	1.6	8.1	18.5	16.9
Tax effect on the above adjustments	1.6	(0.5)	(3.6)	(5.4)

Net Earnings/(loss)/Shareholders' equity — United States GAAP (as restated)	(45.8)	(216.0)	453.3	493.6

Basic and diluted loss per common share — United States GAAP (as previously reported)	$(0.60)	$(5.68)
Basic and diluted loss per common share — United States GAAP (as restated)	$(1.07)	$(5.45)

        The above noted corrections to prior years' results and shareholders' equity result from the following:

  (i)
  Differences between amounts recorded and contracted amounts due under distribution and participation agreements.

  (ii)
  Differences between amounts recorded and contracted amounts for recoupable printing and advertising costs.

  (iii)
  Manufacturing costs of DVD inventories which were expensed when manufactured and not when sold.

  (iv)
  Incorrect application of the film forecast method of amortization.

  (v)
  The ineffective portion of the gain/loss on the debt hedged against net investment in foreign operations as a result of the restatement of prior years results of foreign operations.

  (vi)
  Certain intercompany profits not being eliminated for films transferred to and held by various subsidiaries of the Company.

  (vii)
  Unrealized gains on available for sale securities included in net income as opposed to other comprehensive income.

  (viii)
  Gain on the settlement of a derivative in 2002 not reversed out of shareholders' equity.

  (ix)
  Amortization revised in accordance with different treatment for investment tax credits (see note (k)).

40-F101

        (b)    Accounting for related party loan    Under United States GAAP, amounts receivable from officers in respect of share purchase loans are deducted from shareholders' equity. (See note 28 (e) of the Company's consolidated financial statements.)

        (c)    Accounting for long-term investments    Under United States GAAP, when an investment that was previously accounted for on a basis other than the equity method becomes qualified for the use of the equity method, the investment, results of operations for the current and prior periods and the retained earnings of the Company are adjusted retroactively as if the Company had applied the equity method for its proportionate interest in prior periods. Under Canadian GAAP, no retroactive adjustment is made when an investment qualifies under the equity method.

        As explained in note 6 of the Company's consolidated financial statements, during the year ended March 31, 2003, the Company ceased to use the equity method under both Canadian and United States GAAP for its investment in Headline Media Group Inc. ("HMG") and reflected an impairment charge for an other than temporary impairment. Commencing in November 2001, the investment in HMG qualified for equity accounting. As a result of ceasing to use the equity method of accounting, the investment in HMG was classified as an available for sale investment. Under Canadian GAAP, available for sale investments are carried at cost (less an impairment in value that is other than temporary), whereas under United States GAAP, available for sale investments are carried at market with any unrealized gains or losses reported in comprehensive earnings to the extent that unrealized losses do not represent an impairment in value that is other than temporary. As a result of this difference, the Company's proportionate share of losses prior to November 2001 have been reflected and the impairment charge reported under Canadian GAAP has been reduced by $5.9. In addition, unrealized gains subsequent to the date of the impairment have been reflected in comprehensive earnings in note (s).

        In addition, the Company's investment in ExtendMedia Inc. qualified for the use of the equity method in May 2002 and the Company's proportionate share of losses prior to May 2002 have been reflected.

        (d)    Gains on dilution of investments in affiliated companies    Under Canadian GAAP, the Company accounts for its gains on dilution of investments in affiliated companies as a component of earnings. Under United States GAAP, the dilution gain is included as an equity transaction in the Company's shareholders' equity if the dilution gain is not expected to be realized.

        Additionally, during the year ended March 31, 2002 the Company recognized gains on dilutions from the issuance of shares by HMG and Discovery Health Channel as a component of earnings.

        (e)    Income taxes at enacted rates    Under Canadian GAAP, future tax assets and liabilities are recorded using the substantively enacted rates in effect for the periods in which it is expected that they will be realized. Under United States GAAP, the effects of changes in rates are not recognized until that date of enactment.

        (f)    Production financing arrangements    The Company enters into various production financing arrangements which include repayment of certain amounts in future periods through loans or lease arrangements and providing the counter party with certain rights to the related production. Under Canadian GAAP, the proceeds received are allocated to the financing element, which is recorded at fair value, and to the contribution for rights at residual value. These contributions are recorded as a reduction of investment in film and television programs. Under United States GAAP, the proceeds are allocated to the two elements based on their relative fair values. Accordingly, interest expense and amortization of the investment in film and television programs differs.

        In addition, as disclosed in note 25(e), for certain arrangements, under Canadian GAAP, the financing element has been accounted for as being extinguished through an in-substance defeasance. Under United States GAAP, liabilities are not considered to be extinguished through an in-substance defeasance. Accordingly for United States GAAP, the Company would report restricted cash and a corresponding liability of $160.1 (March 31, 2003 — $154.3).

        (g)    Jointly controlled productions    For United States GAAP purposes, license fees and contributions made by a third party to a jointly-controlled production are deducted from investment in film and television programs whereas under Canadian

40-F102

GAAP, the contributions are deducted from investment in film and television programs and the license fee is recognized as revenue. The effects of this difference on selected line items are as follows:

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
		(revised)	(revised)
Reduction of revenue	(28.5)	(47.8)	(19.7)
Reduction in direct operating costs	(23.5)	(34.8)	(13.6)
Reduction of investment in film and television programs	(32.7)	(33.9)	(13.9)
Reduction in liabilities related to participation costs	(3.2)	(9.5)	(4.3)

        (h)    Accounting for warrants    Under Canadian GAAP gains and losses recognized from marking warrants to purchase shares in a public company, Point.360, to market are included in the determination of net earnings whereas for United States GAAP purposes these amounts are included in the determination of comprehensive income.

40-F103

        (i)    Adoption of new accounting pronouncement    During the nine-months ended December 31, 2003 the Company adopted Financial Accounting Standards Board (FASB) Statement No. 143, "Accounting for Asset Retirement Obligations". The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The cumulative effect at December 31, 2003 was nominal. As explained in note 30(b) of the Company's consolidated financial statements, the Company will adopt the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110, "Asset Retirement Obligations" from January 1, 2004. Under Canadian GAAP this adoption will be accounted for retroactively with a restatement of the nine months ended December 31, 2003, and the years ended March 31, 2003 and March 31, 2002.

        In the year ended March 31, 2002, the Company adopted Statement of Position 00-2 "Accounting by Producers or Distributors of Films" which, under Canadian GAAP, was accounted for retroactively to April 1, 2001 without restatement of prior years, resulting in a $253.9 reduction in opening retained earnings, net of tax. Under United States GAAP, the cumulative effect of changes in accounting principles caused by adopting the provisions of SOP 00-2 is included in the determination of net earnings. A cumulative amount of $20.6, net of tax, was previously adjusted for under United States GAAP related to development costs.

        In addition, during the year ended March 31, 2002, the Company adopted Statement of Financial Accounting Standard 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities". Under United States GAAP, the cumulative effect of changes in accounting principles caused by adoption of this standard is included in determining net earnings. The cumulative effect at April 1, 2001 amounted to a loss of $0.9, net of tax of $0.6. There was no such charge recorded under Canadian GAAP. These derivative instruments were settled during 2002, and a gain of $0.9, net of tax of $0.6 was recorded in earnings under United States GAAP.

        (j)    Earnings (loss) per common share    On April 1, 2001, the Company retroactively adopted the revised CICA Handbook Section 3500, "Earnings per Share" whereby the treasury stock method is used to calculate diluted earnings per share. The adoption of this Section eliminated the difference between United States and Canadian GAAP.

        (k)    Accounting for tax credits    Under Canadian GAAP, tax credits earned are included in revenue. Accounting Principles Board Opinion No. 4, "Accounting for the Investment Credit" requires tax credits to be presented as a reduction of income tax expense. The corresponding impact would be a reduction of revenue and of income tax expense by $10.4 (March 31, 2003 — $19.1; March 31, 2002 — $40.5).

        Additionally, tax credits earned are included in management's estimate of ultimate revenues expected to be recognized over the life of the investments in film. Under Canadian GAAP, when tax credits are recognized as revenue, the investment in film and television programs is expensed in the proportion that current revenue, including the tax credits, bears to management's estimate of ultimate revenue. For United States GAAP purposes, tax credits are excluded from the management's estimates of ultimate revenues and have no impact on the rate at which investment in film balances are amortized to the income statement. The effects of this difference on selected line items is as follows:

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
		(revised)	(revised)
(Reduction) increase in direct operating costs	1.1	(2.5)	(12.8)
(Reduction) increase of investment in film and television programs	28.1	29.2	26.7

        (l)    Accounting for the hedge of self-sustaining operations    Under United States GAAP the Company's net investment in self-sustaining subsidiaries differs from Canadian GAAP due to the adjustment for income taxes at enacted rates as discussed in note (e), the adjustment for production financing arrangements as discussed in note (f), and the adjustment for jointly controlled productions as discussed in note (g). These differences affect the underlying hedge of such self-sustaining subsidiaries, the long-term senior subordinated notes.

        (m)    Interest    The Company classifies the amortization of interest previously capitalized as interest expense. Under United States GAAP, amortization of interest previously capitalized is included in direct operating expenses. (See note 16 of the Company's consolidated financial statements.)

        (n)    Amortization, development charges, and unusual items    For Canadian GAAP purposes the Company has presented certain amortization, development cost charges and unusual items outside of operating expenses (see note 12 of the Company's consolidated financial statements). Under United States GAAP, items of this nature are included in operating expenses.

40-F104

        (o)    Accounting for joint ventures    For the purpose of reporting under United States GAAP, companies are required to equity account for joint ventures and investments over which they have significant influence. As disclosed in note 20, Joint Ventures, the Company proportionately consolidates its joint ventures under Canadian GAAP. In accordance with SEC Release 33-7053, the Company has omitted the differences in classification that result from using proportionate consolidation in the reconciliation to United States GAAP. Refer to note 20, Joint Ventures, for the Company's proportionate share of the total assets, liabilities and results of operations and cash flow of these joint ventures.

        (p)    Accounting for intangible assets    The Company has definite life broadcast intangible assets representing direct costs incurred to obtain carriage for the Company's digital specialty television channels launched in fiscal 2002 and costs to obtain access to franchises and to develop brands for certain branded television channels. These intangible assets are amortized over the life of the respective agreements. During the year the Company recorded amortization related to these assets totaling $1.9 (March 31, 2003 — $2.6; March 31, 2002 — $1.4). The Company expects that $2.5 of these assets will be amortized during fiscal 2004, $1.8 during fiscal 2005, $1.8 during fiscal 2006, $1.3 during fiscal 2007 and $0.4 during fiscal 2008.

        (q)    Sale of investments    During the year the Company sold its investment in Cineplex Galaxy Entertainment Inc., resulting in a gain to the Company of $6.3. In calculating the gain, the Company used the specific identification method to determine the cost of the investment.

        (r)    Loans receivable    Under United States GAAP certain additional disclosures are required with respect to impaired loans receivable. At December 31, 2003 the Company had impaired loans totaling $7.5 (March 31, 2003 — nil). The allowance for losses in relation to these loans was $7.5 (March 31, 2003 — nil) (the activity in the allowance for loans receivable is presented in note (v)).

        Interest income on impaired loans is recognized over the term of the loan. During the nine months ended December 31, 2003 the Company recognized interest income of $0.2 on impaired loans (March 31, 2003 — nil; March 31, 2002 — nil).

        (s)    Consolidated statements of comprehensive earnings (loss)    The Company's comprehensive earnings (loss) determined in accordance with United States GAAP would be as follows:

  (i)
  Comprehensive earnings (loss) — current periods:
	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
		(revised)	(revised)
Net loss for the year under United States GAAP	(174.8)	(45.8)	(216.0)
Other comprehensive earnings (loss):
Net unrealized gains (losses) on portfolio investments, net of tax of $2.3 (March 31, 2003 — $(1.9); March 31, 2002 — nil)	10.7	(10.6)	—
Reclassification adjustment on portfolio investments, net of tax of nil (March 31, 2003 — $2.0; March 31, 2002 — nil)	—	11.5	—
Gains on marking warrants to market, net of tax of nil (March 31, 2003 — nil; March 31, 2002 — nil)	0.5	1.0	—
Foreign currency translation adjustment, net of tax of $1.4 (March 31, 2003 — $3.1; March 31, 2002 — $(0.2))	19.7	3.4	(5.0)

Comprehensive loss	(143.9)	(40.5)	(221.0)

40-F105

  (ii)
  Other comprehensive earnings (loss) — accumulated balances:
	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
		(revised)	(revised)
Balance, beginning of year	(17.1)	(22.4)	(17.4)
Change for the year	30.9	5.3	(5.0)

Balance, end of year	13.8	(17.1)	(22.4)

        The accumulated balances of the components of other comprehensive earnings (loss) are as follows:

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
		(revised)	(revised)
Unrealized gains on portfolio investments, net of tax of $2.4 (March 31, 2003 — $0.1; March 31, 2002 — nil)	11.6	0.9	—
Gains on marking warrants to market, net of tax of nil (March 31, 2003 — nil; March 31, 2002 — nil)	1.5	1.0	—
Foreign currency translation adjustment, net of tax of $4.3 (March 31, 2003 — $2.9; March 31, 2002- $(0.2))	0.7	(19.0)	(22.4)

Accumulated other comprehensive losses	13.8	(17.1)	(22.4)

        Comprehensive earnings (loss) are measured in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". This standard defines comprehensive earnings (loss) as all changes in equity other than those resulting from investments by owners and distributions to owners. Canadian companies currently are not permitted to use the concept of comprehensive income.

        (t)    Accounting for stock options and share issuances    On April 1, 2002, the Company adopted for Canadian GAAP the fair value based method of accounting for employee-based stock options for options granted after April 1, 2002. Prior to April 1, 2002, under Canadian GAAP, the Company did not recognize any expense for stock options granted to employees. As provided under Statement of Financial Accounting Standards No, 148, Accounting for Stock-Based Compensation — Transition and Disclosure an amendment of FASB Statement No. 123, the Company adopted the fair value based method for US GAAP on a prospective basis. Prior to adopting the fair value based method for United States GAAP, the Company applied the intrinsic value method. Accordingly for options granted from January 1, 1995 to March 31, 2002, the following information is provided.

40-F106

        The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model with the following assumptions used for stock options granted during the nine months ended December 31, 2003: expected dividend yield of 0.0% (March 31, 2003 — 0.0%; March 31, 2002 — 0.0%), expected volatility of 41.1% (March 31, 2003 — 45.0%; March 31, 2002 — 50%), risk-free interest rate of 4.0% (March 31, 2003 — 4.5%; March 31, 2002 — 4.7%) and expected life of 5.0 years (March 31, 2003 — 5.0 years; March 31, 2002 — 5.0 years). The fair value of the stock options granted during the year was $1.5 (March 31, 2003 — $2.1; March 31, 2002 — $5.8). The resulting compensation expense in 2003 would have been $2.6 (March 31, 2003 $3.3; March 31, 2002 — $4.2). The resulting pro forma net earnings (loss) and basic and diluted earnings (loss) per share for the nine months ended December 31, 2003, the years ended March 31, 2003 and 2002 are as follows:

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
		(revised)	(revised)
Net earnings (loss), as reported under United States GAAP	(174.8)	(45.8)	(216.0)
Add: stock-based employee compensation expense included in reported net earnings, net of income taxes of nil (March 31, 2003 — nil; March 31, 2002 — nil)	0.8	0.2	—
Less: total stock-based employee compensation expense determined under the fair value based method for all awards, net of income taxes of nil (March 31, 2003 — nil; March 31, 2002 — nil)	(2.6)	(3.3)	(4.2)

Pro forma net earnings (loss)	(176.6)	(48.9)	(220.2)

Earnings (loss) per share:
Basic and diluted — as reported	$(4.08)	$(1.07)	$(5.45)
Basic and diluted — pro forma	$(4.13)	$(1.15)	$(5.56)

        (u)    Consolidated statements of cash flows    The Company's consolidated statement of cash flows is prepared in accordance with Canadian GAAP, which is consistent with the principles for cash flow statements in International Accounting Standard No. 7. Accordingly, as permitted by the SEC, a reconciliation of cash flows to United States GAAP has not been provided.

        (v)    Continuity of qualifying reserves    In accordance with Article 12 of regulation S-X, the Company has set out details of the following reserves:

Reserve for Accounts receivable	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
		(revised)	(revised)
Balance, beginning of year	11.7	12.0	9.0
Charged to costs and expenses	3.6	0.2	3.0
Deductions	(0.9)	—	—
Foreign exchange	(0.9)	(0.5)	—

Balance, end of year	13.5	11.7	12.0

40-F107

Reserve for Loans receivable	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
		(revised)	(revised)
Balance, beginning of year	1.1	1.1	0.9
Balance acquired through acquisitions	—	—	—
Charged to costs and expenses	6.4	—	0.2
Charged to other accounts	—	—	—
Deductions	—	—	—

Balance, end of year	7.5	1.1	1.1

Reserve for Future Income Taxes	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
		(revised)	(revised)
Balance, beginning of year	37.6	24.2	—
Balance acquired through acquisitions	—	—	—
Charged to costs and expenses	117.5	13.4	14.8
Charged to other accounts	—	—	9.4
Deductions	—	—	—

Balance, end of year	155.1	37.6	24.2

        (w)    Income taxes    United States GAAP requires additional disclosures of the domestic and foreign components of income tax expense. These amounts are as follows:

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
		(revised)	(revised)
Income tax expense — Canadian GAAP:
Current
Canada	21.0	9.8	6.4
Foreign	—	3.8	(5.0)
Deferred
Canada	29.4	4.9	7.1
Foreign	(6.3)	(1.7)	(1.5)

	44.1	16.8	7.0

40-F108

        Additionally, United States GAAP requires earnings (loss) before income taxes to be presented by geographic location. This information is presented in the following table:

	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended March 31, 2002
		(revised)	(revised)
Earnings (loss) from continuing operations, before income taxes — Canadian GAAP:
Canada	(9.9)	(49.5)	15.2
Foreign	(99.9)	25.9	15.2

	(109.8)	(23.6)	30.4

Discontinued operations before income taxes — Canadian GAAP:
Canada	(14.9)	(1.6)	4.9

Earnings (loss) before income taxes — Canadian GAAP:
Canada	(24.8)	(51.1)	20.1
Foreign	(99.9)	25.9	15.2

	(124.7)	(25.2)	35.3

        As discussed in note 29 of the consolidated financial statements, during the nine months ended December 31, 2003 the Company identified certain revisions to its prior years' financial statements, which have been recorded through a restatement of previously reported amounts. The tax effect of the revisions recorded in the year ended March 31, 2003 was ($1.6) in year ended March 31, 2002 $0.5 and in years prior to March 31, 2002 $4.9.

        (x)    Accounts payable and accrued liabilities    United States GAAP requires additional disclosures with respect to accounts payable and accrued liabilities. Other accrued liabilities as shown in note 23 of the Company's consolidated financial statements are further disaggregated as follows:

	Nine months ended December 31, 2003	Year ended March 31, 2003
		(revised)
Other accrued liabilities	129.4	91.9
Provision for video/DVD returns	26.3	26.3

	155.7	118.2

        (y)    Accounts receivable    United states GAAP requires additional disclosures with respect to accounts receivable. The table below summarizes this information:

	Nine months ended December 31, 2003	Year ended March 31, 2003
		(revised)
Trade accounts receivable	279.3	293.8
Receivables due from related parties	6.5	6.6
Other receivables	5.5	2.0
Accounts receivable reserve	(13.5)	(11.7)

	277.8	290.7

40-F109

        (z)    New accounting standards

        EITF 00-21 — Multiple element arrangements    In November 2002, the Emerging Issues Task For ("EITF") reached consenus on EITF Issue No. 00-21 "Revenue Arrangements with Multiple Deliverables". EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard did not have a material impact on results of operations or financial position.

        SFAS No. 143 — Accounting for asset retirement obligations    In June 2001, the Financial Accounting Standards Board (FASB) approved Statement No. 143, "Accounting for Asset Retirement Obligations". The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Company was required to adopt FAS 143 on April 1, 2003. The effect of the adoption of this standard is included in section (i) of this Reconciliation to United States GAAP.

        SFAS No. 144 — Accounting for the Impairment or Disposal of Long-Lived Assets    In August 2001, the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and the Company was required to adopt Statement No. 144 as of April 1, 2003. Under Canadian GAAP the accounting for the impairment or disposal of long-lived assets is consistent with United States GAAP. Accordingly, no adjustment is required to present the financial statements in accordance with United States GAAP.

        SFAS No. 148 — Stock Based Compensation    In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock-Based Compensation — Transition and Disclosure — An Amendment of FASB Statement No. 123". SFAS 148 amends Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures both in annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. On April 1, 2002 the Company adopted the fair value based method of accounting for stock-based compensation. The disclosures required by SFAS 148 are included in section (t) of this Reconciliation to United States GAAP.

        SFAS No. 149 — Derivative instruments and hedging activity amendments to FAS 133    In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003. This standard did not have a material impact on results of operations or financial position.

        SFAS No. 150 — Accounting for financial instruments with characteristics of debt and equity In May 2003, the FASB issued SFAS No. 150, "Accounting for financial instruments with characteristics of debt and equity". The standard establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This standard did not have a material impact on results of operations or financial position.

        FIN 46 — Consolidation of variable interest entities    In January 2003, the FASB issued Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities". Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. The Company has not yet determined the effect that the adoption will have on its financial statements.

40-F110

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

  (a)
  Certifications.    See Exhibits 99.1 and 99.2 to this Annual Report on Form 40-F.

  (b)
  Disclosure Controls and Procedures.

    As of December 31, 2003, an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission. Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective in ensuring that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, except as described below.

    Following the Company's decision to substantially reduce its Entertainment Group's production, distribution and investment activities, the Company conducted a comprehensive financial and operational review of the Entertainment Group's business. This extensive review proved more complex and required more effort than originally anticipated, including the use of outside resources. As a one-time extraordinary event, it placed a high degree of strain on the Company's people and processes, impinging on the effectiveness of the Company's disclosure controls and procedures.

    In addition, in performing its audit of the Company's Consolidated Financial Statements for the year ended December 31, 2003, the Company's independent auditors, PricewaterhouseCoopers LLP, noted certain matters involving the Company's internal controls, primarily in the Entertainment Group and Corporate Tax areas, that it considered to be material weaknesses under Generally Accepted Auditing Standards. The weaknesses related primarily to a lack of timely and sufficient analysis, reconciliation, documented support for, and review of accounting entries and consolidation adjustments, resulting in a number of errors in the accounting records. Also identified were a lack of formal policies and procedures as well as a lack of clearly defined roles and responsibilities coupled with reliance on review by senior personnel as a key control mechanism.

    The comprehensive review of the Entertainment Group and the internal control weaknesses in the Entertainment Group and Corporate Tax areas noted above resulted in delays in the release of the Company's financial results. Management has discussed the internal control weaknesses with the Audit Committee and has implemented, or will be implementing, controls and procedures to address the identified deficiencies and enhance the reliability of the Company's internal controls.

    While management, including the CEO and CFO, believe that the Company's disclosure controls and procedures were effective overall, except as noted above, there are inherent limitations to the effectiveness of any system of control, including the possibility of error and the circumvention or overriding of controls and procedures. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

  (c)
  Changes in Internal Control Over Financial Reporting.

    During the fiscal period ended December 31, 2003, there have been no significant changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. As noted above, the Company is, or will be, implementing measures to address certain internal control weaknesses identified by its auditors and will report on those measures in its report on this item next year as required by applicable law.

40-F111

Notices Pursuant to Regulation BTR.

None

Audit Committee Financial Expert.

The registrant's board of directors has determined that Ellis Jacob, an independent member of the registrant's audit committee, qualifies as an "audit committee financial expert" (as such term is defined in Form 40-F).

Code of Ethics.

The registrant has adopted a "Code of Business Conduct and Ethics Policy" (the "Code of Ethics"), which is a "code of ethics" (as that term is defined in Form 40-F), that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions, as well as directors and employees.

The Code of Ethics is available for viewing on the registrant's website at www.allianceatlantis.com.

Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

Principal Accountant Fees and Services.

The following table provides information about the fees billed to the registrant for professional services rendered by PricewaterhouseCoopers LLP during the nine-month period ended December 31, 2003 ("Fiscal 2004") and the twelve month period ended March 31, 2003 (Fiscal 2003):

(US$ thousands)	Fiscal 2004	Fiscal 2003
Audit Fees	$1,697,700	$1,364,280
Audit-Related Fees	$807,000	$175,087
Tax Fees	$255,941	$212,200
All Other Fees	$219,216	—

Total	$2,979,857	$1,751,567

Audit Fees.    Audit fees consist of fees for the audit of the registrant's annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees:    Audit-Related Fees consist of fees related to contract compliance audits, accounting assistance related to the adoption of new CICA Handbook pronouncements and new business ventures, assistance with the review of correspondence with regulatory authorities and prospectus preparation.

40-F112

Tax Fees.    Tax fees consist of fees for tax compliance services, tax advice and tax planning. The services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns, transfer pricing services and income tax provisions included in the financial statements.

All Other Fees.    The services provided in this category included those related to research and foreign currency risk management review.

Pre-Approval Policies and Procedures.

The Registrant's audit committee is responsible for overseeing the work of its independent auditors and has adopted a policy requiring its pre-approval of all audit and permissible non-audit services provided by its independent auditors. The audit committee's policy is to pre-approve all audit, audit related, tax and other non-audit services that may be provided by the Registrant's independent auditors. The policy identifies the principles that must be considered by the audit committee in approving these services to ensure that the independence of its outside auditors is not impaired; describes the audit and audit-related, tax and other services that may be provided; and sets forth pre-approval requirements for all permitted services.

Off-Balance Sheet Arrangements.

The required disclosure is included in the section of this Annual Report on Form 40-F entitled "Off Balance Sheet Arrangements" in the registrant's "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the nine-month period ended December 31, 2003.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included in the section of this Annual Report on Form 40-F entitled "Liquidity and Capital Resources", under the sub-heading "Commitments" in the registrant's "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the nine-month period ended December 31, 2003.

Identification of the Audit Committee.

The registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Anthony Griffiths, Ellis Jacob, Margot Northey and Donald Sobey.

Disclosure Pursuant to the Requirements of NASDAQ.

None

40-F113

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.        Undertaking.

        The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the "Commission") staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.        Consent to Service of Process.

        The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

        Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on October 27, 2004.

ALLIANCE ATLANTIS COMMUNICATIONS INC.
By:	/s/ PAUL LABERGE
Name: Paul Laberge Title: Senior Vice President, Corporate Development and General Counsel

40-F114

EXHIBIT INDEX

Exhibit	Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3	Section 1350 Certification of Chief Executive Officer

99.4	Section 1350 Certification of Chief Financial Officer

99.5	Consent of PricewaterhouseCoopers LLP

99.6	Auditors' Report on Schedule of Reconciliation to Generally Accepted Accounting Principles in the United States of America and Comments by Auditors on Canada-U.S.A. Reporting Differences

40-F115

QuickLinks

FORM 40-F
2004 ANNUAL INFORMATION FORM
Management's Discussion and Analysis of Financial Condition and Results of Operations For the Nine Months Ended December 31, 2003 and the Years Ended March 31, 2003, and March 31, 2002 AND Consolidated Financial Statements For the Nine Months Ended December 31, 2003 and the Years Ended March 31, 2003 and March 31, 2002
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
AUDITORS' REPORT
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED BALANCE SHEETS (In millions of Canadian dollars)
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (In millions of Canadian dollars — except per share amounts)
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED STATEMENTS OF DEFICIT (In millions of Canadian dollars)
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In millions of Canadian dollars)
ALLIANCE ATLANTIS COMMUNICATIONS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In millions of Canadian dollars — except per share amounts)
ALLIANCE ATLANTIS COMMUNICATIONS INC. Reconciliation to Generally Accepted Accounting Principles (GAAP) in the United States
ADDITIONAL DISCLOSURE
EXHIBIT INDEX