Form 40-F/A
period 2003-12-31
ALLIANCE ATLANTIS COMMUNICATIONS INC
filed 2005-03-09
CIK 1005887

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

(Check One)

[    ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. For the nine-month period ended December 31, 2003. Commission file number 000-27546

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
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

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

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant's Registration Statements under the Securities Act of 1933: Form S-8 (File Nos. 333-13284 and 333-09586)

EXPLANATORY NOTE

        This Form 40-F/A amends the Form 40-F filed by the Registrant on October 28, 2004 to amend the disclosure required pursuant to the Nasdaq Marketplace Rules.

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

40-F2

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

40-F3

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

Pre-Approval Policies and Procedures.

The Registrant's audit committee is responsible for overseeing the work of its independent auditors and has adopted a policy requiring its pre-approval of all audit and permissible non-audit services provided by its independent auditors. The audit committee's policy is to pre-approve all audit, audit-related, tax and other non-audit services that may be provided by the Registrant's independent auditors. The policy identifies the principles that must be considered by the audit committee in approving these services to ensure that the independence of its outside auditors is not impaired; describes the audit and audit-related, tax and other services that may be provided; and sets forth pre-approval requirements for all permitted services.

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

Disclosure Pursuant to the Requirements of NASDAQ.

The registrant was granted an exemption from the Nasdaq Marketplace Rules requiring each issuer to provide for a quorum at any meeting of the holders of common stock of no less than 33 1/3% of the outstanding shares of the issuer's common voting stock. This exemption was granted because Nasdaq's requirements regarding the quorum required for meetings of the holders of common stock are contrary to generally accepted business practices in Canada.

40-F4

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 8, 2005.

ALLIANCE ATLANTIS COMMUNICATIONS INC.
By:	/s/ ANDREA WOOD Name: Andrea Wood Title: Executive Vice President, Business & Legal Affairs

40-F5

EXHIBIT INDEX

Exhibit	Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

QuickLinks

SIGNATURES
EXHIBIT INDEX