Form 40-F
period 2004-12-31
ALLIANCE ATLANTIS COMMUNICATIONS INC
filed 2005-08-12
CIK 1005887

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)
☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004
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

December 31, 2004 — 40,387,164 Class B Non-Voting Shares, without par value
December 31, 2004 — 2,845,071 Class A Voting Shares, without par value

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

        The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant's Registration Statements under the Securities Act of 1933: Form S-8 (File Nos. 333-13284 and 333-9586)

FORM 40F

Principal Documents

        The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

  (a)
  Annual Information Form for the twelve-month period ended December 31, 2004 ("Calendar 2004") (previously filed by a 6-K on March 31, 2005);

  (b)
  Management's Discussion and Analysis of Financial Condition and Results of Operations for Calendar 2004 (previously filed by a 6-K on March 31, 2005);

  (c)
  Audited Consolidated Financial Statements for Calendar 2004 (previously filed by a 6-K on March 31, 2005); and

  (d)
  U.S. GAAP reconciliation.

40-F2

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CALENDAR 2004 ANNUAL INFORMATION FORM

March 30, 2005

121 Bloor Street East, Suite 1500, Toronto, Ontario, M4W 3M5
Telephone (416) 967-1174 Fax (416) 960-0971

ALLIANCE ATLANTIS COMMUNICATIONS INC.
CALENDAR 2004 ANNUAL INFORMATION FORM

i

        This annual information form includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events which include, among other things: our anticipated growth strategies; anticipated trends in our business, including trends in viewer acceptance, both of our programs and of our specialty channels; the costs of producing television productions and of operating specialty channels; our ability to maximize the long term value of our library; and our ability to expand our distribution activities.

        The forward-looking statements included in this annual information form are subject to risks, uncertainties and assumptions about Alliance Atlantis Communications Inc. and its direct and indirect subsidiaries. Our actual results of operations may differ materially from the forward-looking statements as a result of, among other things, general risks related to the entertainment industry, the success of our digital specialty television channels, competition within distribution industries, penetration of prime time channel broadcasts, the potential for budget overruns and other production risks, changes in government regulations that could affect our specialty television channels, our reliance on key personnel, some or all of our television programs, motion pictures or specialty television channels may not be successful, commitments under output agreements may require significant capital outlays, changes in technology, current accounting methods applicable to our industry, new accounting standards for our industry which has been introduced, our substantial indebtedness, fluctuating results of operations, program delivery schedules, changes in government incentive programs or tax laws, foreign economic and exchange rate risks, our labor relations, constraints on the issue and transfer of our voting shares, control of Alliance Atlantis by key personnel, and fluctuation of the market price of our Class A Voting Shares and our Class B Non-Voting Shares. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual information form might not occur as described.

        Unless the context indicates otherwise, the information appearing herein is stated as at December 31, 2004, all dollar amounts referred to in this document are references to Canadian dollars and references in this Calendar 2004 Annual Information Form to "Alliance Atlantis", "the Company", "we", "us" and "our" and similar expressions, mean Alliance Atlantis Communications Inc. together with its direct and indirect subsidiaries.

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

        Our registered and principal office is located at 121 Bloor Street East, Suite 1500, Toronto, Ontario M4W 3M5. We also operate offices in Montreal (Canada), Los Angeles (United States), London (England), Dublin and Shannon in Ireland, Madrid and Barcelona in Spain and Sydney (Australia).

Principal Subsidiaries

        The following is a list of our principal subsidiaries as at December 31, 2004, the jurisdiction of incorporation of each subsidiary and the percentage of securities (both voting and non-voting) beneficially owned by us or over which we exercise control or direction.

Subsidiary	Jurisdiction	Percentage of Securities Owned by the Corporation
Alliance Atlantis Broadcasting Inc.	Canada	100%
Alliance Atlantis International Distribution Ltd.	Republic of Ireland	100%
Alliance Atlantis Productions, Inc.	California	100%
Alliance Atlantis Productions Ltd.	Canada	100%
Motion Picture Distribution LP	Manitoba	51%(*)

THE COMPANY

        We are a leading Canadian specialty broadcaster. We also co-own and co-produce and distribute a limited number of television programs in Canada and internationally, including the successful CSI franchise (CSI: Crime Scene Investigation, CSI: Miami, and CSI: NY) and hold a 51% limited partnership interest in Motion Picture Distribution L.P. ("MPDLP" or "the Partnership"), Canada's leading motion picture distribution business.

INDUSTRY OVERVIEW

Broadcasting

        Specialty television channels provide special interest, news, sports, arts and entertainment programming and are available to Canadians who subscribe to a particular cable or satellite service package and to wireless broadband system operators. As of August 2001, there were 49 Canadian analog specialty services and 13 Canadian pay-TV services available to Canadian subscribers. In November 2000, the Canadian Radio-television and Telecommunications Commission (the "CRTC") announced its licence decisions for new specialty television channels to be carried solely by digital distribution undertakings (satellite and digital cable). In total, 283 licences were awarded, of which 21 were Category 1 (mandatory carriage for a negotiated fee by digital services and genre protection) and 262 were Category 2 (optional carriage for a negotiated fee by digital services and no genre protection). According to the CRTC's Broadcasting Policy Monitoring Report, 2004, as of November, 2004 there were 49 Canadian analog specialty services, 18 Category 1 digital specialty services and 48 Category 2 digital specialty services in operation, bringing the total number of Canadian specialty services to 115 (including English, French and third-language services). Most Category 2 licenses for digital channels that did not launch by November 24, 2004 have expired.

        Specialty analog and digital television channels derive substantially all of their revenue from subscription fees and advertising. The distribution undertakings that carry these channels pay specialty service owners a monthly subscription fee, typically on a per subscriber basis. The distribution undertakings who provide television programming services to consumers include cable operators, DTH satellite services, multipoint distribution systems and telephony distributors. Analog specialty television channels are distributed either as part of a signal distributor's basic service, or as part of an "extended" or "discretionary" tier, including other Canadian or non-Canadian specialty television channels. The wholesale subscriber fee payable to a channel owner for carriage of its service is regulated if it is carried as part of the basic service, but is not regulated if it is carried on an extended or discretionary tier. In those instances, the rate would be negotiated with the distribution undertaking. Digital specialty services are offered as part of a discretionary tier of digital only channels, marketed in theme packs or individual pick a pack or as pick and pay services. The wholesale subscriber fee for carriage of digital services is not regulated and as such, would be negotiated with the distribution undertaking. Also, as carriage of Category 2 services is not mandated, carriage must be negotiated between the channel and the distributor. Subscribers to extended or discretionary tiers pay monthly fees which reflect an amount for the basic service, plus an additional amount for the additional services for which they subscribe on the extended or discretionary tiers, theme packs, pick a pack or individual pick and pay. As there are only a handful of large dominant distribution undertakings, including Rogers, Shaw, Cogeco, Videotron, Bell ExpressVu and Star Choice, which together make up approximately 90% of the market, it is important for broadcast licensees to obtain carriage agreements with all of these players in order to obtain maximum household penetration. Broadcasters with multiple channels typically have more success negotiating carriage agreements than those with only one or two channels.

(*)
Alliance Atlantis holds subordinated limited partnership units, which are "restricted securities" as defined in National Instrument 51-102.

        With respect to analog channels, specialty channel owners benefit from these stable, recurring subscriber fees, which are also supported by the high level of cable and satellite penetration in Canada. Although digital channels are available to fewer Canadians, penetration of the new digital specialty networks is increasing. As of August/September 2004, approximately 42% or 4.2 million of the estimated 9.8 million total TV subscribers in Canada received a digital TV service via a digital set-top box provided by their DTH satellite TV, cable, multipoint distribution system (wireless cable), or telephone provider. DTH accounted for 55% of all digital subscribers and cable had a 43% market share. The number of digital TV subscribers increased by about 14% or 515,000 over August/September 2003.(*)

        Specialty television channel revenue has grown significantly since the early 1990s. For the period from 1991 to 2001, according to industry sources, subscription revenue for Canadian specialty television channels grew from $172 million to $736 million while advertising revenue grew from $70 million to $438 million. In 2004, specialty television reported total revenues of $1.7 billion, up more than 9% from the prior year. Of this, total subscription revenues accounted for almost $950 million, up 5.3% from a year earlier. Airtime sales accounted for $691 million, a jump of 17% (CRTC year-end August 2004 Statistical Report). We expect specialty television advertising revenue share to continue to grow rapidly. Canadian specialty television channels still accounted for only 33% of total Canadian television advertising revenue in 2003/2004 even though the English language specialty and pay television audience share in Canada (for both Canadian services and U.S. services such as CNN and A&E) was 52% in 2004 (Nielsen Media).

        These industry results are consistent with the growth that we have seen in both audience levels and advertising revenues from our digital channels, and we believe it is a strong leading indicator for the future of our specialty channels.

Entertainment

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

(*)
Decima Publishing, Digital Domain Report, Volume 4, Report 2, issued November/December 2004.

        Generally, television programs are produced under contracts that provide for licence fee revenue, which may not cover all anticipated production costs. Recovering the "gap" or production deficit between these fees and production costs, and earning a profit, is typically dependent upon the producer's ability to distribute the programs in multiple geographic regions, including international markets, or through multiple distribution channels. Most foreign broadcasters air a mix of both local programming, often to satisfy local content regulations, and popular international programming which appeals to a wide audience. The introduction of sophisticated delivery technologies (including cable and satellite transmission), pay television, increased cable penetration and growth in video and DVD have all contributed to growth in the exploitation of television programming.

Motion Picture Distribution

        The first major distribution platform is theatrical exhibition. Revenues are derived from renting films to cinemas and sharing in box office receipts.

        The second major distribution platform for a motion picture is home entertainment. Revenues in this distribution platform are derived from consumers either renting a video cassette or DVD for a specified period of time (rental revenue) or purchasing a video cassette or DVD for home use (sell-through revenue). Home entertainment typically represents the single largest source of revenue for a motion picture distributor.

        After a motion picture's initial theatrical exhibition, distribution to ancillary markets and home entertainment release, motion picture distributors generate revenues from television distribution. This platform includes video-on-demand and pay-per-view, cable television, and free television.

        Distribution to ancillary markets involves granting licences in non-traditional markets such as to airlines, schools, libraries, hospitals, childcare centres and military installations. These customers (other than airlines) tend to pay annual fees for access to the entire catalogue of motion pictures of a distributor.

GENERAL DEVELOPMENT OF THE BUSINESS

Broadcasting

        We operate and have a controlling interest in 13 Canadian cable television channels. We also have a 50% interest in two Canadian French-language specialty television channels and a minority interest in three other English-language specialty television channels. Canadian specialty television channels are niche programming services, centered around a specific genre or theme, that are available to viewers only upon payment of a subscription fee to a distribution undertaking (i.e. cable, DTH or multipoint distribution system) upon payment of a subscription fee. The Company's channels are focused on two core genres — "fact and fiction" and lifestyle. We offer strong brands supported by high quality content, designed to stand out in the competitive marketplace.

        These channels earn revenue from two primary sources: fees paid by distribution undertakings based on the number of subscriptions to the channel, and money paid by advertisers who purchase advertising on the channel. Where a specialty service is carried as part of the basic cable package, the subscriber fees are regulated by the CRTC. Where services are carried on a discretionary tier, rates are not regulated and are negotiated directly with the signal distributors. Advertising rates are not regulated. We sell advertising nation-wide through our in-house advertising sales team and retain 100% of the available advertising inventory of approximately 12 minutes per hour.

  Analog Channels

        We own a majority interest in and operate five national, English-language analog channels that are required to be carried by every major English-language distribution undertaking in Canada at a negotiated fee averaging approximately $0.25/channel/month/subscriber. We are equal partners in two French-language analog channels that are required to be carried by distribution undertakings in Quebec at a negotiated fee. As of March 15, 2005, the Company has 30 million subscribers for its analog channels.

        These Analog Channels are:

  •
  Showcase, a channel featuring uncut, daring movies and provocative series;

  •
  Life Network, a channel focused on candid and compelling real life programming;

  •
  History Television, a channel specializing in documentaries about the people and events that have shaped our world as well as original historical programming;

  •
  HGTV Canada, a channel focused on home decorating and design and gardening programming;

  •
  Food Network Canada, a channel featuring food-related programming;

  •
  Series+, a French-language equivalent of Showcase; and

  •
  Historia, a French-language equivalent of History Television.

        In 2004, advertising revenue for the analog channels grew 24% over calendar 2003. This followed an increase of 47% over 2002.

  Digital Channels

        In addition to our analog channels, we own a majority interest in and operate eight English-language digital channels. Most of these channels launched in the fall of 2001. We have signed carriage agreements for all of our new digital channels which have resulted in each of them being available to almost every digital household in Canada. Our digital channels enjoy strong subscriber levels, each with between 650,000 and in excess of 1,000,000 subscribers (with the exception of BBC Kids and Fine Living Canada which launched later than the other channels). Out of the approximately 50 digital channels that have launched to date, Nielsen Media research indicates that our eight digital channels accounted for 34% of digital television viewers in the 2004 Broadcast Year (year-end August, 2004).

        These eight digital channels are:

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

  •
  Showcase Diva, a dramatic channel featuring motion pictures and television programs for women; and,

  •
  Fine Living Canada, a channel focused on lifestyle programming that was launched September, 2004.

        We also have a minority interest in three other channels. Score Media Inc. (formerly, Headline Media Group), in which we hold a 26% interest, operates The Score, an English-language analog channel featuring 24-hour sports news, highlights and live sports programming. We own a 29.9% equity interest (plus an option to increase our total equity to 37.7% of the channel) in ONE: The Body, Mind and Spirit Channel, a Category 1 digital channel which focuses on lifestyle and health related programming. ONE was launched in the fall of 2001 by the operators of Vision TV. We also own a 49% interest in Scream, a digital channel dedicated to the horror genre that was launched in the fall of 2001 by Corus Entertainment Inc.

        Revenue from our analog channels was $215.4 million for Calendar 2004, a 14% increase over the revenue for the 12-month period ended December 31, 2003 which was $188.7 million. Revenue for the 12-month period ended December 31, 2002 was $153.3 million. Revenue from our digital channels was $30.5 million in Calendar 2004, a 32% increase over the revenue for the 12-month period ended December 31, 2003, which was $23.1 million. Revenue for the 12-month period ended December 31, 2002 was $18.2 million.

        The following table describes all of the specialty channels in which we hold an interest:

Specialty Channel	Analog/ Digital	Must Carry(5)	Equity Interest	Year of Launch	Viewing Subscribers (Millions)
Life Network	Analog	Yes	100%	1995	5.6
HGTV Canada	Analog	Yes	67%	1997	5.6
Discovery Health Channel	Digital	Yes	65%	2001	0.8
Food Network Canada	Analog	Yes	51%	2000	4.4
National Geographic Channel	Digital	No	50%	2001	0.8
Fine Living Canada(1)	Digital	No	67%	2004	—
The Score(2)(3)	Analog	Yes	26%	1997	5.4
ONE: The Body, Mind and Spirit Channel(2)	Digital	Yes	29.9%	2001	0.9
Showcase	Analog	Yes	100%	1995	6.2
Showcase Diva	Digital	No	100%	2001	1.0
Showcase Action	Digital	No	100%	2001	1.1
The Independent Film Channel Canada	Digital	Yes	100%	2001	1.0
BBC Canada	Digital	No	50%	2001	0.9
BBC Kids	Digital	No	50%	2001	0.8
History Television	Analog	Yes	100%	1997	5.7
Historia(2)(4)	Analog	Yes	50%	2000	1.3
Series+(2)(4)	Analog	Yes	50%	2000	1.3
Scream(2)	Digital	No	49%	2001	0.9

Notes:

(1)
Fine Living Canada was launched in a "freeview period" in September, 2004.

(2)
Not operated by Alliance Atlantis.

(3)
Owned through our 26% interest in Score Media Inc. (formerly, Headline Media Group).

(4)
French language

(5)
Major distribution undertakings in the applicable language (either English or French) are required by regulation to carry the service; for digital services, the "must carry requirement" applies to digital distribution undertakings only.

Entertainment

        In December 2003, we announced that that we would no longer produce low margin capital intensive series or miniseries, movies-of-the-week or feature films. The Entertainment business is now focused upon the co-production and international distribution of the CSI franchise and distribution of our catalogue of approximately 5,000 hours of programming rights.

        Entertainment's revenue was $258.7 million for Calendar 2004. It was $260.7 million for the 12-month period ended December 31, 2003 and $334.3 million for the 12-month period ended December 31, 2002. Entertainment revenue decreased 0.8% between Calendar 2004 and 2003. The decrease in revenue results primarily from the continued reduction of our traditional production activities.

  Television Production

        We have significantly reduced capital intensive production activities as the international market for the type of production we have traditionally produced has changed fundamentally. In fiscal 1999, we delivered over 325 hours of prime-time drama production, none of which was part of the CSI franchise. In Calendar 2004, we reduced prime-time drama production to just 72 hours, 81% of which were part of the CSI franchise. We expect non-CSI production volume to decline further in 2005.

  CSI Business Model

        The Company co-owns, co-produces and internationally distributes the successful CSI franchise on a 50/50 partnership basis with CBS Productions ("CBSP"). CBSP and its affiliate, Kingworld, distribute the CSI franchise in the U.S. Alliance Atlantis distributes the CSI franchise in Canada and to the rest of the world. Key revenue sources include U.S. network first window license fees, U.S. network ratings bonus payments, U.S. second window cablecast/weekday syndication, U.S. weekend syndication, international first window, international second window, worldwide home video/DVD, and worldwide merchandising and licensing.

  CSI: Crime Scene Investigation

        CSI: Crime Scene Investigation, now in its fifth season, has been licensed in over 150 territories worldwide with more than 100 episodes delivered. CSI: Crime Scene Investigation continues to dominate U.S. network primetime ratings.

        In March 2001, Spike TV (formerly The National Network, a subsidiary of Viacom, Inc.) acquired certain second window U.S. broadcast rights to CSI: Crime Scene Investigation. Under the agreement, Spike TV began broadcasting episodes of CSI: Crime Scene Investigation once per week (not in prime time) in September 2002 for 104 weeks through September 2004. As of September 2004, Spike TV is permitted to broadcast episodes of CSI: Crime Scene Investigation daily, Monday through Friday (though not against the network timeslot). The agreement has a term of up to eight seasons. The series has also been licensed to the U.S. weekend syndication market. Through our international distribution network, we have licensed and will continue to license the first and subsequent window broadcast rights of CSI: Crime Scene Investigation to broadcasters around the world.

  CSI: Miami

        CSI: Miami, now in its third season, has also been licensed in over 150 territories worldwide with more than 50 episodes delivered. In April 2002, certain second window United States broadcast rights to CSI: Miami were sold to A&E Television Networks ("A&E"). Under the agreement, A&E has the right to air one episode per week (not in prime time and not against the network timeslot) from October 2004 to October 2006. In addition, A&E has acquired the United States second window broadcast rights for up to eight seasons, for broadcast anytime, except weekends and not against the network timeslot. The series has also been licensed to the U.S. syndication market.

  CSI: NY

        CSI: NY is in its first season of production. It has already been licensed to broadcasters in numerous key territories including the U.K., France, Germany Spain and Australia. The series has also been licensed to the U.S. syndication market.

  Library Revenue

        Our catalogue or "library" of film and television programming rights includes approximately 1,000 titles totaling approximately 5,000 hours. We hold the rights to exploit most of those titles around the world for up to 25 years, and in some cases, in perpetuity. We have licensed our library product to more than 300 broadcasters in over 200 territories. Library revenues require minimal incremental costs (e.g. tape duplication and delivery) and generate significant cash flow.

Motion Picture Distribution

  Movie Distribution Income Fund

        On October 15, 2003, we transferred substantially all of the assets and certain liabilities of our motion picture distribution business into Motion Picture Distribution L.P. (the "Partnership") in exchange for subordinated units of the Partnership, ordinary units of the Partnership and a promissory note. The Partnership is the largest distributor of motion pictures in Canada, with a growing presence in the United Kingdom through Momentum Pictures. It is also the largest independent distributor in Spain through Aurum Producciones, S.A. ("Aurum") which it acquired in May, 2004. We indirectly own a 51% limited partnership interest in the Partnership. Movie Distribution Income Fund (the "Fund"), which trades on The Toronto Stock Exchange (the "TSX") under the symbol FLM.UN, indirectly owns a 49% limited partnership interest in the Partnership.

        Monthly cash distribution on the units of Movie Distribution Income Fund are paid out of the distributable cash generated by the motion picture distribution business of the Partnership. As noted above, a portion of our 51% interest in the Partnership is in the form of subordinated units. If the funds available for distribution to limited partners of the Partnership are insufficient, the subordinated units would have their distribution reduced to zero before ordinary units would have their distributions reduced at all.

  Strategic Relationship

        In addition to the Partnership having its own strong senior management team, we continue to have an ongoing business relationship with the Partnership. The Fund and the Partnership are able to draw upon the extensive industry knowledge of our management personnel. Michael MacMillan serves as Chairman of the Board of Directors of Motion Picture Distribution Inc., the general partner of the Partnership (the "General Partner"). Also, as it has done in the past, the Partnership will continue to meet with our Broadcasting people on at least an annual basis in order to determine Broadcasting's content requirements that may be satisfied by purchases from the Partnership's motion picture catalogue. The commercial arrangements for acquiring this content are on market terms and are negotiated on an arm's length basis.

  Administrative Services Agreement

        Pursuant to the terms of an administrative services agreement which we entered into with the General Partner and the Partnership, we will continue to provide those management, administrative and support services to the General Partner, the Partnership and its subsidiaries that we previously provided to our motion picture distribution business. Our duties include: (i) providing certain accounting services, financial treasury oversight, information technology services and support, human resources support, taxation support and certain legal services to the Partnership; and (ii) joint purchasing services such as health benefits, telephone and other services provided by third party providers.

  Strategic Opportunities and Non-Competition Agreement

        Pursuant to the terms of a strategic opportunities and non-competition agreement which we entered into with the General Partner and the Partnership, and subject to certain limitations, we have agreed to present to the Partnership any opportunity to engage in the motion picture distribution or theatrical exhibition businesses (each, a "Specified Business") that is presented to us or of which we become aware. We have also agreed, subject to certain limitations, that we will not (i) pursue any opportunity to engage in a Specified Business in any territory unless that opportunity has first been offered to the Partnership, or (ii) compete with the Partnership in a Specified Business.

  Control of the Partnership

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

  Business of the Partnership

        The Partnership is engaged exclusively in the distribution of motion pictures and television programs. It does not produce motion pictures. Distribution involves the promotion and exploitation of motion pictures in a variety of distribution platforms including (i) theatrical exhibition, (ii) home entertainment, (iii) television, and (iv) ancillary markets.

        The Partnership distributes filmed entertainment in three territories, Canada, the United Kingdom and Spain, which can typically represent up to approximately 15% of global box office. The Partnership's rights acquisition strategy involves pursuing multi-territory rights. This represents a competitive advantage over other independent distributors who may only be able to acquire rights for one or two territories at a time.

        Over each the past four years, the Partnership has released an average of 98 theatrical motion pictures, 207 video titles and 235 DVD titles each year. By releasing a large number of motion pictures from recognized studios through multiple distribution platforms the Partnership generates relatively stable, predictable cash flow. The Partnership's portfolio approach has also helped reduce the Partnership's dependence on any single blockbuster motion picture. The Partnership executes its portfolio approach through: (i) established relationships with a diverse group of content suppliers, and (ii) its substantial catalogue of acquired motion picture distribution rights.

        For more information on the Partnership's business, see the Annual Information Form of Movie Distribution Income Fund available on SEDAR.com. That Annual Information Form is not incorporated by reference into this document.

Reorganization

        In December, 2003, we announced that we were conducting a wide-ranging review of our Entertainment group. The review examined the future of certain television and motion picture production and distribution activities in the face of continued weakened international demand for prime-time dramatic programming. The review excluded the CSI franchise, and it did not affect Broadcasting or Motion Picture Distribution. We concluded we would no longer produce low margin, capital intensive dramatic series or miniseries, movies-of-the-week or feature films, however, we would deliver on existing contracted production obligations. We are now largely focussed upon the acquisition of distribution and other rights to content, rather than in-house production. This step was consistent in our announced strategy of reducing our financial and operational exposure to the production business and focusing on growth opportunities in the broadcast and motion picture distribution sectors.

        As part of the restructuring, we reduced our staffing in the Entertainment group by approximately 70 positions and closed production-related offices in Toronto, Edmonton, Halifax, Vancouver and London, England.

        On April 23, 2004, we streamlined our operating structure and announced the appointment of Phyllis Yaffe to the newly created position of Chief Operating Officer to reflect our decision to exit virtually all in-house production and focus on growth in the broadcast sector. The new operating structure combined the Broadcast, Entertainment and Corporate groups into one integrated entity. It did not affect the Partnership.

Recent Developments

        On November 24, 2003, we changed our fiscal year-end to December 31 from March 31.

        On May 12, 2004, the Partnership announced that one of its subsidiaries had acquired Aurum for a purchase price of $55.2 million (net of acquired cash). In 2004, Aurum was the largest independent film distributor in Spain with a 5% market share of theatrical box office receipts in 2004.

        On December 20, 2004, Alliance Atlantis entered into new senior secured credit facilities that consist of a five-year C$175 million (or equivalent US$) revolving credit facility, a five-year Term Loan A facility for US$ 108.6 million and a seven-year Term Loan B facility for US$ 250 million. These credit facilities are separate from and have no effect on the financing structure of the Partnership or Movie Distribution Income Fund.

        On December 21, 2004, we repaid the holders of US$300 million of outstanding 13% Senior Subordinated Notes (the "Notes") due December 15, 2009. The repayment to the holders of the Notes and any outstanding balance on the Company's existing C$300 million revolving credit facility were financed by the new credit facilities. The Company believes its annual interest savings from early redemption of the 13% Senior Subordinated Notes will be substantial.

        On February 16, 2005, in connection with the extension of certain employment arrangements of senior management of the Partnership and in order to incent other employees of the Partnership, we announced that we will put into place certain compensation plans and amend existing compensation arrangements.

        On March 18, 2005, the Company completed a re-organization with four individual shareholders to simplify their holdings by converting certain of the Company's Class A Voting Shares held indirectly by them into Class B Non-Voting Shares held directly by three of the shareholders. Consistent with the structure of the previous holding company, as a result of the re-organization two of the individual shareholders will continue to jointly control the Company through a holding company that holds 670,995 Class A Voting Shares of the Company, representing 66.7% of the Class A Shares outstanding.

        The re-organization was the final step in a series of transactions that commenced in December 2003 when two of the individual shareholders, who were former senior officers of the Company, ceased to be employed by the Company. Their departure triggered certain obligations under contractual arrangements between the four individual shareholders, including the obligation to sell or convert certain of their shares in the Company.

        The re-organization was reviewed and approved by the Company's Corporate Governance Committee composed of three independent directors, as well as the Company's Board of Directors. The Corporate Governance Committee agreed that a portion of the costs associated with the re-organization would be covered by the Company. The Company received regulatory approvals for the re-organization from the Canadian radio-television and Telecommunications Commission, the Ontario Securities Commission, the TSX and the NASDAQ National Market.

OUR STRATEGY

Broadcasting

        Alliance Atlantis is committed to growing its broadcast presence by focusing on four key elements: (i) strong channel brands, (ii) innovative and high quality programming, (iii) innovative and exceptional sales and marketing, and (iv) selectively launching new channels.

        Continue to develop strong channel brands in-house and with leading international broadcasters. All of the Company's channels have well-developed, recognizable brands. Some have been created by us (Life Network, Showcase, Showcase Action, Showcase Diva, and History Television). Others are in partnership with leading international broadcasters such as Scripps (HGTV Canada, Food Network Canada, and Fine Living Canada), National Geographic (National Geographic Canada), BBC (BBC Canada and BBC Kids), and Discovery (Discovery Health Channel Canada). Each of these brands has been developed to stand out in a competitive marketplace and has a loyal and growing audience base.

        Continue to offer high quality programming to support brands and drive ratings.    We attempt to ensure each of our channels offers high quality programming to its viewers. Programming is sourced from leading international producers (e.g. from HBO — Six Feet Under and Curb Your Enthusiasm), channel partners (e.g. from Food Network — Rachel Ray, Iron Chef America and Unwrapped) and the Company itself (e.g. CSI: Crime Scene Investigation and the extensive library of programming rights we own).

        Continue our growth in ad sales with integrated sales and marketing.    We have continued to increase advertising sales for our channels. Our advertising sales in 2004 grew 26% as compared to 2003. Our growth is the result of an innovative and integrated marketing and sales platform and a complementary portfolio of channels which is primarily targeted at adults aged 25-54, a stable demographic segment.

        Selectively launch new channels.    We may extend our own brands within Canada by selectively launching new digital channels (e.g. the recently launched Fine Living Canada) or Video-On-Demand/Subscription Video-on-Demand versions of our existing channels. We may also acquire broadcasting assets that complement our current channel profile.

Entertainment

        The Company's Entertainment business is focused on (i) maximizing the value of the CSI franchise; and (ii) exploiting its library of programming rights worldwide.

        Maximize value of CSI franchise.    See "General Development of the Business — Entertainment — Television Production — CSI Business Model" for details.

        License and re-license international library of program rights worldwide.    We continue to license our library of approximately 1,000 titles representing approximately 5,000 hours of programming rights. These rights are typically licensed in "bulk" deals to broadcasters and sub-distributors worldwide.

Motion Picture Distribution

        The Partnership's strategy is to (i) maintain its leading market position in Canada, (ii) continue to grow its U.K. and Spanish operations and opportunistically expand in certain selected territories, and (iii) leverage its large library of titles.

        Maintain market leadership in Canada.    The Partnership's strong Canadian market share and consistently strong performance has resulted in excellent relationships with local exhibitors making it an attractive distributor for independent U.S. studios and other producers seeking access to this market. In 2004, the Partnership continued its four-year hold on the top spot for market share at 18%.

        Continue profitable international growth.    The Partnership intends to grow its U.K. and Spanish operations which had theatrical market shares of 2% and 5%, respectively, in 2004. In both of these regions, the film distribution industry possesses strong fundamentals including growing demand in the theatrical and home entertainment windows especially driven by DVD penetration. In addition, the Partnership has identified Germany and France as two territories for possible future expansion. Both markets are fragmented and, like Canada, U.K. and Spain, have strong demand for motion pictures produced in North America.

        Exploit Library.    The Partnership has a library of approximately 6,500 titles, totaling approximately 15,000 hours, which is provided to consumers through home entertainment (video/DVD), and to broadcasters (conventional, cable, Video-On-Demand, Subscription Video-On-Demand) who have strong demand for motion picture content. The Partnership typically holds the rights to the films it acquires for up to 22 years.

COMPETITION

Broadcasting

        The Company's channels compete for subscriber and advertising revenues with other operators of television channels in Canada, including Canwest Global, Bell Globemedia, CHUM Group, CBC, Astral Communications Inc., Corus Entertainment and Quebecor Inc. As the CRTC licenses or authorizes carriage of additional television channels in Canada, the television audience is further fragmented, increasing competition for viewers and advertising dollars and creating downward pressure on program licence fees. The launch of approximately 50 new digital specialty services in 2001 resulted in an increase in these competitive pressures.

Entertainment

        The business of producing and distributing television programs is highly competitive. We face intense competition from other producers and distributors, including the Hollywood studios, many of which are substantially larger and have greater financial resources than we do and some of which own their own television networks. The Company also competes with other television and production companies for ideas and story lines created by third parties as well as for actors, directors and other personnel required for production. These competitive factors have largely diminished in importance as Alliance Atlantis has substantially exited the prime time drama production business, except for the CSI franchise.

Motion Picture Distribution

        The major studios are the Partnership's main competitors in Canada. All other Canadian motion picture distributors in aggregate have consistently represented less than a 10% share of theatrical box office receipts. In the United Kingdom, where the Partnership's market share is smaller, its main competitors also include several U.K.-based independent distributors. In Spain, where the partnership is the leading independent distributor, its primary competition comes from the major U.S. studios.

REGULATION

Broadcasting

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

  Licensing

        The CRTC is empowered under the Broadcasting Act to issue licences. Typically, the CRTC issues licences of up to seven years and will only issue licences to eligible entities to operate television channels. It also has the power to renew, suspend or revoke licences and to consider amendments to licence conditions. Licensees must comply with the Broadcasting Act and its regulations, conditions and expectations established in their licence, and the general policies and decisions of the CRTC as issued from time to time. Licences are generally renewed unless a licensee is in material non-compliance with their conditions of licence or the regulations.

        Life Network and Showcase had their licences renewed in 2001 for six-year terms, while HGTV Canada and History Television were renewed from March 1, 2004 until August 31, 2010. The licence for Food Network will be up for renewal in 2006. The licences for the analog French-language services Series+ and Historia expire in August 2005. Applications for the renewal of these services have already been submitted to the CRTC.

        On November 24, 2000, the CRTC licenced 21 "Category 1" and 262 "Category 2" services, which may be distributed only by digital distribution technologies. Approximately 50 of these digital services, including eight owned and operated by Alliance Atlantis Broadcasting, have launched to date. The initial licence terms for all of these services expire August 31, 2007. Category 1 services are guaranteed carriage by digital distribution undertakings and are protected from competition in their genre. Category 2 services are not guaranteed carriage and may be competitive with other Category 2 services, but have fewer regulatory obligations. All unlaunched digital channel licences lapsed in November 2004.

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

        We believe that each of our licensees is in full compliance with all their conditions of licence and all applicable legislation and regulations and that all licences will be renewed when they come due. The CRTC may, however, impose different conditions at the time of renewal which cannot be anticipated and may have an impact on a licensee's profitability.

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

        As an incentive to induce Canadian broadcasters to broadcast more original Canadian drama programming, the CRTC introduced an incentive program in 2004 which provides broadcasters with additional advertising minutes for each additional hour of original Canadian programming it airs. The broadcaster would be entitled to bank these minutes and use them to add commercial time to any programming it chooses, including non-Canadian programming, provided that no more that fourteen minutes of advertising may be broadcast in each hour. Further incentives will also be available for increasing expenditure on Canadian dramatic programming and on increasing audience to Canadian drama programs.

        Each of Showcase Television, History Television, The Independent Film Channel Canada and BBC Canada have been granted the additional condition of licence necessary to access this incentive program.

  Regulation of Subscriber Rates

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

Motion Picture Distribution

        In most Canadian provinces and territories, a licence to engage in the motion picture distribution business must be obtained from applicable provincial regulatory authorities. In all of these jurisdictions, other than Québec, there are limited requirements associated with the issue and renewal of such licences. Pursuant to the Cinema Act (Québec), only companies whose "principal place of business" is located in Québec can hold a general distribution licence in Québec. Our Vivafilm subsidiary was granted a general distribution licence in 1998.

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

INTELLECTUAL PROPERTY

        We use a number of trademarks for our products and services as well as trademarks, logos and other representations of characters used in our productions. Many of these trademarks are registered by us and those trademarks that are not registered are protected by common law. We have taken affirmative legal steps to protect our trademarks and we believe our trademark position is adequately protected. We also believe that our trademarks are generally well recognized by consumers of our products and are associated with a high level of quality and value. Through our partnerships with owners of some of the leading channel brands in the world, we have licenced the use of certain trademarks and related intellectual property rights for our specialty channels from National Geographic, the BBC and Discovery Communications.

        In October 2003, we entered into a trademark licence agreement with Movie Distribution Income Fund and the Partnership pursuant to which the Partnership and Movie Distribution Income Fund have been granted a licence by us to use certain of our trademarks for use only in connection with the distribution and exhibition of motion pictures.

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

PROPERTIES AND FACILITIES

        We have offices in Toronto and Montreal (Canada), Los Angeles (U.S.), Sydney (Australia), London (England), Dublin and Shannon (Ireland) and Madrid and Barcelona (Spain). Our corporate head office is located at 121 Bloor Street East, Suite 1500, Toronto, Ontario, Canada. We believe that our properties are in good condition and sufficient for our purposes.

        As of December 31, 2004, we leased the following properties:

Address	Amount of Space	Expiration Date
121 Bloor Street East, Suite #1500 Toronto, Ontario M3W 3M5, Canada	155,559 sq. ft	June 2018
175 Bloor Street East Toronto, Ontario M4W 3V3, Canada	65,000 sq. ft	March 2006 — December 2006
Cinevillage 65 Heward Avenue Toronto, Ontario M4M 2T5, Canada	58,330 sq. ft.	March 2006 — March 2009
Alliance Atlantis Vivafilm 5 Place Ville Marie Suite #1435 Montreal, Quebec H3B 2G2, Canada	9,666 sq. ft.	April, 2005

Address	Amount of Space	Expiration Date
1668 Barrington Street Halifax, Nova Scotia B3J 2A2, Canada	12,966 sq. ft.	March, 2005
5091 Terminal Road Halifax, Nova Scotia B3J 2A2, Canada	66,415 sq. ft	November, 2007
808 Wilshire Blvd., Suite 300 Santa Monica, California 90401-1810 U.S.A.	32,027 sq. ft	February, 2006
Second Floor 184-192 Drummond Street London NW1 3HP England	2,046 sq. ft	January, 2008
40 Westland Row Dublin, Ireland	5,000 sq. ft	February, 2006
Block l, Unit C Shannon Business Park Shannon, Co. Clare, Ireland	2,000 sq. ft	March, 2005 (month to month)
401 Darling Street, Suite #2 Balmain, Sydney NSW 2041 Australia	1,535 sq. ft	June, 2008
12 Avenida de Burgos Floors 10 and 11 Madrid, Spain	900 sq. metres	November, 2006
Rambla de Catalunya 98 Third Floor Barcelona, Spain	100 sq. metres	February, 2008

        Effective February 11, 2005, we moved our Montreal office from the address noted above to 455 St.-Antoine Street West, Suite 300, Montreal, Quebec H2Z 1J1 where we have leased approximately 12,325 square feet. The current lease expires in November, 2015.

        Information regarding additional properties leased by the Partnership, thorugh its subsidiary Alliance Atlantis Cinemas may be found in the Annual Information Form of Movie Distribution Income Fund available on SEDAR.com. That Annual Information Form is not incorporated by reference into this document.

        We also own the following property:

Address	Square Feet	Comments
Soho Metropolitan Condominium 36 Blue Jays Way, Suite 1305 Toronto Ontario M5V 3T3 Canada	1,100	The condominium is currently subject to an agreement for sale.

EMPLOYEES

        As at December 31, 2004, we employed approximately 741 employees in Canada, the United States, Europe and Australia. In addition, like any entertainment company, from time to time we employ the services of a variety of individuals, many of whom are engaged under collective bargaining agreements negotiated with various guilds and unions. The key guilds and unions which negotiate on behalf of individuals engaged by production companies include: Alliance of Canadian Cinema, Television and Radio Artists (ACTRA) and Union of British Columbia Performers (UBCP) and Screen Actor's Guild (SAG) (for performers), Writers Guild of Canada (WGC) and Writers Guild of America (WGA) (for writers), Directors Guild of Canada (DGC) and Directors Guild of America (DGA) (for directors and other key positions) and Association of Canadian Film Craftspeople (ACFC), and International Alliance of Theatrical Stage Employees, Artists and Allied Crafts (IATSE) (for technicians).

MANAGEMENT

Board of Directors

        As of December 31, 2004, the board of directors of Alliance Atlantis consisted of ten directors. Effective as of March 30, 2005, Robert J. Steacy was appointed as an additional member of the board of directors. Each of our directors holds office until the next annual meeting of our shareholders or until a successor is elected or appointed. Our board of directors has established an audit committee, an executive committee, a corporate governance committee and human resources committee. Particulars relating to each of the directors as at December 31, 2004, as well as their memberships on various committees are set out below.

Nominee for Election as Director(1)	Director Since	Shareholdings	Board Meetings	Committees Meetings
ANTHONY F. GRIFFITHS(2)(3) LEAD DIRECTOR	January 1996	10,052 Class B Shares 10,000 Class B Options 10,887 DSUs 8,000 PSAPs	14 of 14	6 of 6 AC(4) 2 of 2 EC(4)

Anthony F. Griffiths is 74 years old and resides in Toronto, Ontario. Since 1993, Mr. Griffiths has been associated with various companies acting as an independent consultant. Mr. Griffiths is the Chairman of the Board of Directors of Russel Metals Inc. and Leitch Technology Corporation. Mr. Griffiths is also a director of Jaguar Mining Inc., Vitran Corporation, Fairfax Financial Holdings Limited, IMI International Medical Innovations Inc., Hub International Limited and Odyssey Re Holdings Corp. Formerly, Mr. Griffiths was President and Chief Executive Officer of Jonlab Investments, Chairman and Chief Executive Officer of Canadian Cablesystems Ltd. and Chairman, President and Chief Executive Officer of Mitel Corp.

PIERRE DESROCHES	September 1995	100 Class A Shares 2,494 Class B Shares 10,000 Class B Options 6,749 DSUs 8,000 PSAPs	14 of 14	5 of 5 GC(5)

Pierre DesRoches, is 73 years old and resides in Saint Lambert, Quebec. Mr. DesRoches is a business consultant to the communications industry. Over the last several years he has provided advice to the Department of Canadian Heritage, the Canadian Broadcasting Corporation and the Société des entreprises culturelles de Québec. Formerly, Mr. DesRoches was the Executive Director of Telefilm Canada, the Executive Vice President of the Canadian Broadcasting Corporation, the President of the North American National Broadcasters Association and the President of the French-speaking community of public broadcasters. Mr. DesRoches has been a director of Telesat Canada, the Montreal Opera Company and the Banff Television Festival. He has been honoured by the French government who named him officier of l'Ordre des arts et des lettres de France.

Nominee for Election as Director(1)	Director Since	Shareholdings	Board Meetings	Committees Meetings
HAROLD P. GORDON, Q.C.	December 1992	6,760 Class A Shares 5,398 Class B Shares 3,130 Class A Options 13,130 Class B Options 12,518 DSUs 8,000 PSAPs	14 of 14	1 of 1 EC(6) 5 of 5 GC

Harold P. Gordon is 67 years old and resides in Sunny Isles, Florida. In November 2001, Mr. Gordon was appointed Chairman of the Board of Directors of Dundee Corporation (formerly, Dundee Bancorp Inc.) Mr. Gordon has previously worked as a special assistant to a Minister of the Federal Government of Canada, was a managing partner of Stikeman Elliott LLP during his 28-year career as a practicing lawyer and was most recently Vice Chairman of Hasbro Inc. Mr. Gordon serves as a director of Dorel Industries Limited, Dundee Corporation, Sonomax Hearing Health Care Inc., Transcontinental Limited and is Chairman of the Sauve Scholars Foundation.

ELLIS JACOB	December 1992	633 Class B Shares 110,000 Class B Options 8,531 DSUs 8,000 PSAPs	11 of 14	6 of 6 AC 1 of 1 EC(6)

Ellis Jacob is 51 years old and resides in Toronto, Ontario. Mr. Jacob is the President and Chief Executive Officer, Director and General Partner of Cineplex Galaxy LP, one of Canada's largest motion picture exhibitors. From 1999 to November 25, 2003 Mr. Jacob was the Chief Executive Officer and co-founder of Galaxy Entertainment Inc., a movie theatre circuit concentrated in mid-size Canadian markets. From September 1998 to October 2000, Mr. Jacob was a consultant to Alliance Atlantis Communications Inc. and prior to September 1998, Mr. Jacob was the Executive Vice President and then Chief Operating Officer of Cineplex Odeon Corporation. Mr. Jacob is a director of Motion Picture Distribution Inc., the Toronto International Film Festival Group, the Motion Picture Theatre Association of Canada and various charitable boards and committees.

ALLEN KARP, Q.C.(7)	March 1992	6,164 Class B Shares 10,000 Class B Options 9,366 DSUs 8,000 PSAPs	11 of 14	2 of 2 EC 5 of 5 GC 1 of 1 HR(5)

Allen Karp is 64 years old and resides in Toronto, Ontario. Mr. Karp has been with Cineplex Odeon Corporation since 1986, where he is currently the Chairman, Emeritus. Mr. Karp was a partner in the law firm of Goodman and Carr LLP, where he practiced the law from 1966 until 1986. Mr. Karp also sits on the Board of Directors of Teknion Corporation where he is lead director and sits on all major committees; is a Trustee of Royal LePage Franchise Services Fund and a director of its management company, the Chair of its corporate governance committee and sits on the audit committee; is a Trustee of the IBI Group, and sits on the audit committee; and is Chairman of the Toronto International Film Festival Group and a member of all major committees.

DAVID J. KASSIE	December 1992	718 Class B Shares 3,130 Class A Options 13,130 Class B Options 7,514 DSUs 8,000 PSAPs	10 of 14	0 of 1 EC(6) 1 of 1 HR(5)

David J. Kassie is 49 years old and resides in Toronto, Ontario. Mr. Kassie is a Principal, Chairman and Chief Executive Officer of Genuity Capital Markets. He was the Chairman of Carem Merchant Bank in 2004. Prior to February, 2004, he was the Chairman and Chief Executive Officer of CIBC World Markets and the Vice Chairman of CIBC. Mr. Kassie has extensive experience as an advisor, underwriter and principal. He sits on a number of corporate boards of directors. Mr. Kassie is actively involved in community and charitable organizations and is on the Board of Directors of the Shoah Foundation, the Hospital for Sick Children and the Ivey School of Business. He is a past board member of Women in Capital Markets; he was Chairman of the University of Guelph Campaign; and was the Patrons' Council Chair for An Evening with Rudolph Giuliani in November, 2002.

Nominee for Election as Director(1)	Director Since	Shareholdings	Board Meetings	Committees Meetings
MICHAEL I.M. MACMILLAN	June 1989	2,513,749 Class A Shares(8) 27,889 Class B Shares 125,000 Class B Options 700,000 PSAPs	14 of 14	2 of 2 EC

Michael I.M. MacMillan is 48 years old and resides in Toronto, Ontario. Mr. MacMillan is the Chairman and Chief Executive Officer of Alliance Atlantis Communications Inc. Mr. MacMillan is also the Chairman of the Board of Directors of Motion Picture Distribution Inc. Mr. MacMillan has served on various corporate boards and has been involved with a variety of charitable and community organizations. He is currently on the board of and the President of the Canadian Club of Toronto, the Toronto International Film Festival and is a Governor of Upper Canada College.

DR. MARGOT NORTHEY	September 2001	3,757 DSUs 10,000 Class B Options 8,000 PSAPs	14 of 14	5 of 6 AC 1 of 1 HR(5)

Dr. Margot Northey is 64 years old and resides in North Saanich, British Columbia. Dr. Northey was a Professor and Dean of Queen's School of Business at Queen's University in Kingston, Ontario from September 1995 to June 2002. Dr. Northey is currently on the Board of Directors of Stressgen Biotechnologies, Wawanesa Insurance Company, Fraser Papers Inc., Norbord Inc., British Columbia Transmission Corp. and Aliant Inc. Dr. Northey has been a Vice President of the International Association of Business Communicators and a Director of the Association to Advance Collegiate Schools of Business. Dr. Northey has also served on the selection committee for the CEO of the Year Award and for the Ontario Rhodes Scholarships. Dr. Northey is the author of five books and several articles.

BARRY J. REITER(9)	September 1993	1 Class A Share 13,045 Class B Shares 10,000 Class B Options 11,561 DSUs 8,000 PSAPs	13 of 14	2 of 2 EC 5 of 5 GC

Barry J. Reiter is 56 years old and resides in Toronto, Ontario. Mr. Reiter is a senior partner and member of the Executive Committee, Chairman of the Technology Group and a member of the Corporate Governance Group of Torys LLP, a law firm based in New York and Toronto. Mr. Reiter is a director of Avotus Corporation, Skypower Corporation, Eco Waste Solutions Inc., RBC Technology Ventures Inc., Binscarth PVC Ventures Inc., Park Avenue Investment Corporation, Motion Picture Distribution Inc., and 724 Solutions Inc., and is a member of the Advisory Board of the Centre for Innovation Law and Policy.

Nominee for Election as Director(1)	Director Since	Shareholdings	Board Meetings	Committees Meetings
DONALD R. SOBEY	September 1996	142,242 Class A Shares 2,074 Class B Shares 22,520 Class B Options 9,669 DSUs 8,000 PSAPs	10 of 14	6 of 6 AC 0 of 1 HR(5)

Donald R. Sobey is 70 years old and resides in Stellarton, Nova Scotia. Mr. Sobey is the Chairman Emeritus of Empire Company Limited. Mr. Sobey sits on numerous Boards of Directors including Sobeys Inc., High Liner Foods Inc., Toronto-Dominion Bank, Stora Enso Port Hawkesbury, and World Wildlife Fund. Mr. Sobey is the current Chair of the National Gallery of Canada and the former Chair of Maritime Telegraph & Telephone Company Limited.

Notes:

(1)
Each of the directors has held the principal occupations listed below for the preceding five years except where otherwise noted.

(2)
Effective November 22, 2002, Mr. Griffiths was appointed Lead Director of the Board.

(3)
Anthony Griffiths was a member of the board of directors of Brazilian Resources Inc.. (resigned June, 2004) which was the subject of a temporary cease trade order issued by the Ontario Securities Commission on June 10, 2001, relating to management and insiders for late filing of financial statements. The order was rescinded on July 30, 2001. The exchange suspended trading in Brazilian as a result of a cease trade order issued by the British Columbia Securities Commission on June 30, 2003 due to the late filing of financial statements. This cease trade order was lifted by the British Columbia Securities Commission on July 8, 2003 and by the Ontario Securities Commission on July 29, 2003. Mr. Griffiths was formerly a director of Consumers Packing Inc. (resigned April, 2002), while it operated under the protection of the Companies' Creditors Arrangement Act ("CCAA") in 2001. During the protection period, cease trade orders were issued against management and insiders due to the failure to file financial statements. Mr. Griffiths was also a director of Confederations Life Insurance Company at the time it was placed into liquidation (1994); a director of Consumers Packaging Inc. at the time it was placed in liquidation under the protection of the CCAA in 2001, and he was a director of Slater Steel Inc. (resigned August, 2004) which operated under the protection of the CCAA in an orderly wind-down (2003).

(4)
AC means Audit Committee; and EC means Executive Committee.

(5)
Until November, 2004, GC means Corporate Governance and Human Resources Committee. Commencing with the November 12, 2004 committee meeting, a new committee structure was in place and a separate Human Resources Committee was formed. From November 12, 2004 onwards, GC means Governance Committee and HR means Human Resources Committee.

(6)
A new committee structure was in place for the December, 2004 meeting, at which time Ellis Jacob and David Kassie replaced Harold Gordon on the Executive Committee.

(7)
Allen Karp was a director of Cineplex Odeon Corporation and Loews Cineplex Entertainment Corp. which filed for bankruptcy protection in 2001.

(8)
As at December 31, 2004, Mr. MacMillan controlled 2,513,749 Class A Shares of the Corporation including 74,000 Class A Shares which he owned directly. As of March 18, 2005, following a re-organization, a corporation controlled by Mr. MacMillan and Seaton McLean controls 670,995 Class A Voting Shares of the Corporation.

(9)
Barry Reiter was a director of LAVA Systems Inc. In 1999, LAVA's common shares were the subject of a cease trade order for a period exceeding 30 consecutive days, which is currently in effect. In addition, in that year LAVA had a receiver appointed to hold and dispose of its assets. Mr. Reiter was also a director of Battery Technologies Inc. ("BTI"). BTI declared bankruptcy in 2003.

  Audit Committee

        As of December 31, 2004, our Audit Committee consisted of Ellis Jacob, Anthony Griffiths, Donald Sobey and Margot Northey. As of March 30, 2005, Robert Steacy joined the Committee. Each of these individuals is "independent", "financially literate" and "unrelated", as those terms are defined in relevant securities legislation and stock exchange rules and guidelines. The following is the education and experience of each Audit Committee member that is relevant to his or her skills at: (a) understanding accounting principles used by the Company to prepare its financial statements; (b) assessing the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) preparing, auditing, analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Alliance Atlantis' financial statements, or actively supervising one or more persons engaged in such activities; and (d) understanding of internal controls and procedures for financial reporting.

1.
Ellis Jacob, is a Chartered Accountant, holds an M.B.A. from the Schulich School of Business and a CMA. From 1974 to 1976 Mr. Jacob worked at the accounting firm which is currently KPMG. He joined the Ford Motor Company as Internal Auditor in 1976 and held that position for two years. He was the VP Finance at Motorola from 1980 to 1987 and the VP Finance at Cineplex Odeon Corp. from 1987 to 1989. From 1989 to 1996, Mr. Jacob was the CFO of Cineplex Odeon Corp. and from 1996 to 1998 he was COO of Cineplex Odeon Corp. Since 1999 he has been CEO of Cineplex Galaxy LP, or its predecessor. In his roles as VP Finance, CFO and CEO, he has either prepared or overseen the accounting for estimates and accruals, the preparation of financial statements with a comparably complex scope as that of the Corporation, as well as, among other things, developed an understanding of internal controls for financial reporting. Mr. Jacob is currently enrolled in the corporate governance program run by the Institute of Corporate Directors with the Rotman School of Management at the University of Toronto. He is also a member of the audit committee of the Toronto International Film Festival Group.

2.
Anthony F. Griffiths received an M.B.A. from Harvard University in 1956. Mr. Griffiths is on the audit committees of Fairfax Financial Holdings Limited, Jaguar Mining Inc., Northbridge Financial Corporation and Odyssey Re Holdings Corp. Mr. Griffiths is the Chairman of the Board of Directors of Russel Metals Inc. and Leitch Technology Corporation and is also a director of Vitran Corporation and IMI International Medical Innovations Inc.. Formerly, Mr. Griffiths was President and Chief Executive Officer of Jonlab Investments, Chairman and Chief Executive Officer of Canadian Cablesystems Ltd., Chairman, President and Chief Executive Officer of Mitel Corp., President and Chief Executive Officer of The Ondaatje Corporation, interim Chief Executive Officer at Ventra Group Inc. and Vice Chairman and Chief Executive Officer of Harding Carpets.

3.
Donald Sobey is currently the Chairman Emeritus of Empire Company Limited. He joined the board of Empire in 1963, was appointed President in 1969 and was appointed Chairman in 1985, a position he held until 2004. During his time at Empire, Mr. Sobey developed skills in assessing accounting for estimates, accruals and reserves. He has served on the audit committees of Sobeys Inc., Empire Company Limited and Maritime Telegraph and Telephone Company Limited.

4.
Dr. Margot Northey was the Dean of the business school at Queen's University, Kingston, Ontario, from September 1995 to June 2002. As Dean, her duties included the financial administration of a complex arrangement of private programs across the country as well as the strengthening of internal controls in the business school. Dr. Northey currently serves on the audit committees of Fraser Papers Inc. and Wawanesa Insurance Company. Previously, she was a member of the audit committees of the Laurentian Bank and Stressgen Biotechnologies.

5.
Robert J. Steacy is currently the Executive Vice President and Chief Financial Officer of Torstar Corporation and has been its senior financial officer for sixteen years. In that capacity, he is responsible for overseeing all financial functions of that corporation (including all financial reporting, budgeting, treasury functions and internal audit). Mr. Steacy is a Chartered Accountant (Ontario Institute of Chartered Accountancy) and currently sits the boards of Black Press Limited (where he is the Chair of the Audit Committee), Transit Television Network and the University of Toronto Press (where he is a member of the Audit Committee). He is also a trustee of Somerset Entertainment Income Fund.

        The Audit Committee Terms of Reference sets out explicitly the roles and responsibilities of the Audit Committee and is reviewed annually by the Board. In addition, to safeguard the continued independence of its external auditors, the Audit Committee requires that all audit and non-audit services to be rendered by the external auditors to the Company and any of our related entities must be the subject of pre-approval by the Audit Committee. Such pre-approval will be based on the detailed policies and procedures established by the Audit Committee which are attached as Appendix 1.

  External Auditor Service Fees

        The following table provides information about the fees billed to the Company for professional services rendered by PricewaterhouseCoopers LLP during Calendar 2004 and the previous fiscal nine-month period ended December 31, 2003 ("Fiscal 2004"):

($ thousands)	Calendar 2004	Fiscal 2004
Audit Fees	$4,836,156	$2,317,021
Audit-Related Fees	$174,284	$1,101,394
Tax Fees	$154,685	$349,308
All Other Fees	$317,071	$299,186

Total	$5,482,196	$4,066,909

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

        Tax Fees.    Tax fees consist of fees for tax compliance services, tax advice and tax planning. The services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns and income tax provisions included in the financial statements.

        All Other Fees.    The services provided in this category included those related to research, transfer pricing services and foreign currency risk management review.

Officers

        The names of the officers of Alliance Atlantis Communications Inc. (other than officers who are also directors) as at December 31, 2004, their municipality of residence, their current offices and other principal occupations during the last five years are set out below:

Name and Municipality of Residence	Office	Principal Occupations and Positions During the Last Five Years
W. Judson Martin Toronto, Ontario	Senior Executive Vice President and Chief Financial Officer	Mr. Martin has held his current position since March, 2003 and was Executive Vice President and Chief Financial Officer of Alliance Atlantis from May 1999 to November, 2002. From November, 2002 to January, 2003, he was President and Chief Executive Officer of TGS North American Real Estate Investment Trust.

Name and Municipality of Residence	Office	Principal Occupations and Positions During the Last Five Years
Phyllis Yaffe Toronto, Ontario	Chief Operating Officer	Ms. Yaffe has held her current position since April, 2004. Prior to that she was Chief Executive Officer, Broadcast group of the Company.
Heather E. Conway Toronto, Ontario	Executive Vice President, Corporate and Public Affairs	Ms. Conway has held her current position since July, 2001. From 1999 to June, 2001 she was Executive Vice President Corporate and Public Affairs, at TD Bank Financial Group.
Paul Laberge(3) Toronto, Ontario	Senior Vice President, Corporate Development, General Counsel and Corporate Secretary	Mr. Laberge was Senior Vice President, Corporate Development, General Counsel and Corporate Secretary from March, 2000 to February, 2005. From 1998 to 2000 he was Vice President, Corporate Development of the Company.
Rita A. Middleton Grimsby, Ontario	Senior Vice President Finance, Corporate Group	Ms. Middleton has been with the Company since 1994 and has held her current position since 2002. From 2000 to 2001 she was Senior Vice President, Finance and Corporate Development, of the Broadcast group of the Company and from 1998 to 2000 she was Vice President, Finance of the Broadcast group.
Susan Berger Toronto, Ontario	Treasurer	Ms. Berger has been with the Company since 1998 in her current position.

        As of December 31, 2004, the directors and officers of Alliance Atlantis Communications Inc. beneficially owned, directly or indirectly, or exercised control or direction over approximately 2,625,926 Class A Shares, representing approximately 92% of the outstanding Class A Shares and approximately 93,405 Class B Shares representing approximately 0.59% of the outstanding Class B Shares. The foregoing ownership figures have been provided to us by the individuals indicated and have not been independently verified by us.

DESCRIPTION OF SHARE CAPITAL

        The following chart sets out our authorized share capital.

Shares	Authorized
Class A Voting Shares	Unlimited
Class B Non-Voting Shares	Unlimited

(3)
On February 1, 2005, Mr. Laberge was transferred to Motion Picture Distribution Inc. the general partner of the Partnership. As of that date, he ceased to be an officer of Alliance Atlantis.

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

        Each Class B Non-Voting Share will be automatically converted into one Class A Voting Share in the event that the Chairman of our board of directors fails to deliver to the Transfer Agent, within 140 days of the end of the immediately preceding fiscal year of Alliance Atlantis, a certificate, signed by the Chairman, that an independent committee of our board of directors has determined that it continues to be necessary for us to be Canadian controlled, or that there be limitations on the number of shares held by non-Canadians, for the purposes of determining our eligibility for financial incentives or assistance or licences from any Canadian federal or provincial government or agency or for any other regulatory purpose. We have delivered a certificate to our Transfer Agent in respect of the fiscal year ended December 31, 2004.

        Constraints on Ownership of Securities.    Applicable laws and the nature of the Company's business (principally in connection with the ownership of interests in broadcast licenses) require that it ensure that the level of non-Canadian ownership be monitored and limited. Accordingly, the articles of the Company contain a provision which permits the Company to prohibit the issuance or transfer of its shares to any person who is not a "Canadian" (within the meaning of any applicable statute, regulation, guideline or policy) if the issue or transfer would cause the Company to cease to be qualified to carry on any relevant business. The current limit on non-Canadian ownership of the Company 's shares in the aggregate is shares representing not more than 33 1/3% of all issued and outstanding voting shares and not more than 33 1/3% of the votes attached to all issued and outstanding voting shares.

        Before an issue or transfer of shares is recorded in the register of the Company 's shareholders, the purchaser or transferee, as the case may be, may be required to submit to the Company or its agents a declaration as to the purchaser's or transferee's beneficial ownership of shares of the Company, its citizenship and such other matters as the Board may deem relevant in order to determine whether the registration of the purchaser or transferee should be prohibited. Such a declaration may also be required at any time when proxies are being solicited from shareholders, before or at any meeting of shareholders or at any time when, in the opinion of the directors of the Company, the holding of shares by any non-Canadian person should be prohibited. The Company 's shareholders are, therefore, restricted from selling their shares to non-Canadians to the extent that the resulting holdings would result in a breach of these restrictions. In addition, the directors of the Company may refuse to register a transfer of any shares of the Company if such transfer could require the prior approval of the Canadian Radio-television and Telecommunications Commission or any other governmental body or authority having or purporting to have jurisdiction.

        Each year the Executive Committee of the Board must advise the Chief Executive Officer, within 140 days after the fiscal year end, that it is necessary or advisable that the Company be Canadian-controlled. If the Executive Committee should not so advise, the Class B Shares of the Company are to be automatically converted into Class A Shares.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Repayment of Senior Subordinated Notes

        On December 21, 2004, we repaid holders of our outstanding 13% senior subordinated notes due December 15, 2009. The holders were paid at 106.5% of the US$300 million principal amount, plus accrued and unpaid interest. We believe the annual interest savings from the payment of the holders of the 13% senior subordinated notes will be substantial.

New Credit Facility

        On December 20, 2004, the Company entered into new senior secured credit facilities with a syndicate of Canadian and U.S. lenders, that consist of a five-year C$175 million (or equivalent US$) revolving credit facility, a five-year Term Loan A facility for US$108.6 million, and a seven-year Term Loan B facility for US$250 million. Advances under the revolving credit facility and the Term Loan A facility bear interest at the Bankers' Acceptance or LIBOR rate (for Canadian and U.S. dollar advances respectively) plus a margin of 150 basis points. Advances under the Term Loan B Facility bear interest at the LIBOR rate plus a margin of 175 basis points. The margin payable on the revolving credit facility and the Term Loan A facility is subject to change based on our leverage ratio. We used the new credit facilities to repay the balance on our previous credit facility in addition to financing the repayment to the holders of the notes.

        These credit facilities are separate from and have no effect on the financing structure of the Partnership or Movie Distribution Income Fund.

        For purposes of this description of the credit facilities, references in this section to the "Company", "we", "us" and "our" refer to Alliance Atlantis Communications Inc. only and not to any of its subsidiaries.

        Borrowings under the credit facilities are secured by a first ranking lien against substantially all of the assets of the Company. Our obligations under the credit facilities are guaranteed by substantially all of our material wholly owned subsidiaries and secured by first ranking liens on substantially all of the property and assets of those subsidiaries and are also secured by liens against the property and assets of certain of our non-wholly owned subsidiaries.

        The credit facilities contain covenants imposing certain operating and financial restrictions on us and our subsidiaries as well as customary affirmative covenants and industry-specific covenants. The terms of the credit facilities restrict, among other things, our ability to: (a) declare dividends, redeem or repurchase capital stock or make other distributions to our shareholders; (b) prepay or redeem debt; (c) grant liens; (d) make loans, acquisitions and investments; (e) incur more debt; (f) engage in mergers, reorganizations and asset sales out of the ordinary course of business; (g) change our core business; (h) engage in transactions with related parties; and (i) enter into certain sale leaseback transactions.

        Events of default under the credit facilities include: (a) a change of control of the Company; (b) failure to pay principal, interest or other amounts when due; (c) breach of any covenant or representation and warranty contained in the loan documents; (d) cross-default provisions to other material indebtedness; (e) customary events of bankruptcy, insolvency or dissolution of the Company or its subsidiaries; and (f) the enforcement of certain judgments against the Company, its subsidiaries or their assets or the seizing of material assets by other creditors. Upon the occurrence and continuance of an event of default under the credit facilities, the lenders are entitled to terminate their commitments to lend and declare the outstanding advances due and payable.

Other Indebtedness

        Certain of our subsidiaries have additional indebtedness in respect of loans (known as "industry loans") made by broadcasting industry lenders (such as Rogers Cablesystems Limited, CanWest Global Broadcasting Inc. and Baton Broadcasting Inc.) which loans are generally advanced in connection with specific productions and secured in a first-ranking position against the assets of the applicable production and, in certain cases, by guarantees from us. Such loans are public-policy mandated by the Canadian federal government and various provincial governments and are generally made at favorable interest rates and on favorable terms. As at December 31, 2004, total indebtedness of our subsidiaries in respect of such loans was $1.0 million.

FOREIGN EXCHANGE

        A significant portion of our revenues and expenses are in currencies other than Canadian dollars and, are therefore subject to fluctuations in exchange rates. Approximately 37% of our revenue for 2004 was derived from our foreign operations. Exchange rates are determined by market factors beyond our control and may vary substantially and have a material adverse effect on our results of operations. For significant transactions, we have occasionally purchased future currency contracts in order to minimize the risk of currency fluctuation. At present, we are not aware of any existing currency or exchange control regulations in any country in which we currently contemplate exploiting our properties which would have an adverse effect on our ability to repatriate such funds.

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

RISK FACTORS

Risks Related to Alliance Atlantis and the Entertainment Industry

        Some or all of our television programs, motion pictures or specialty television channels may not be successful.

        The television and motion picture distribution industries and specialty cable broadcasting have always involved a substantial degree of risk. There can be no assurance of the economic success of any motion picture, television program or specialty cable television channel as revenue derived depends on audience acceptance, which cannot be accurately predicted. Audience acceptance is a factor not only of the response to the television program's or motion picture's artistic components or the specialty cable television channel's content, but also to the reviews of critics, promotions, the quality and acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly and many of which are beyond the Company's control. A lack of audience acceptance for any of the CSI franchise, motion pictures distributed by the Partnership or specialty television channels owned by the Company could have an adverse effect on its businesses, results of operations, prospects and financial condition.

        In addition, television production and distribution costs, motion picture distribution costs and broadcasting programming costs, continue to rise. The Company's businesses are also impacted by prevailing advertising rates, which are subject to fluctuation. A substantial portion of the broadcasting revenue is from advertising sales. The Company competes for advertising sales with other television channels, radio and print media. The Company's inability to generate advertising revenue could adversely affect its operating results, prospects or financial condition. Specialty television channel operators rely on fees from subscribers, which are shared with cable and DTH operators, to provide a substantial portion of their revenue while they build an audience and advertising support. The subscriber penetrations, and therefore subscriber revenues, of any particular specialty television channel can be affected by the attractiveness of the packaging scenarios presented to subscribers by the cable and DTH satellite operators.

        Generally, television programs are produced under contracts that provide for licence fee revenue that may not cover all anticipated production costs. The "gap" or production deficit between these fees and production costs can be substantial. The ability to recover the production deficit and the realization of profits, if any, are generally dependent upon the ability to distribute the programs in multiple geographic regions, including international markets, or through multiple distribution channels. There is a risk that some of the Company's television programs, motion pictures distributed or specialty television channels will not be successful, which could result in a failure to recoup costs or realize profits. The Company cannot be certain that revenue from existing or future projects would replace a possible loss of revenue associated with the cancellation of any particular program or poor results of any particular specialty television channel.

        Our failure to recoup production costs could have an adverse effect on our financial condition.

        The production, completion and distribution of television programs requires a significant amount of capital. Actual television program costs may exceed their budgets. Factors such as labor disputes, death or disability of a star performer, technology changes relating to special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or hamper completion of a production. Although the Company generally completes productions within budget, the Company cannot be certain that it will continue to do so. In the event of substantial budget overruns the Company may have to seek additional financing from outside sources in order to complete production of a project. The Company cannot be certain of the availability of such financing or that such financing will be available on terms acceptable to the Company. In addition, in the event of substantial budget overruns, the Company cannot be certain that it will be able to recoup such costs. Failure to recoup any of these costs could have an adverse impact on the Company's businesses, results of operations, prospects and financial condition. Notwithstanding the foregoing, as the CSI franchise programs are the main focus of the Company's television production activities, many of the risks associated with new production activity is minimized.

        Our production and distribution businesses are very competitive and increased competition could adversely affect us.

        The business of producing and distributing television programs and distributing motion pictures is highly competitive. We face intense competition from other Canadian and international producers and distributors, many of whom are substantially larger and have greater financial resources than we do and some of which own their own television networks. We compete with other television production companies for ideas and storylines created by third parties as well as for actors, directors and other personnel required for a production. In addition, the CRTC and foreign regulatory authorities continue to license additional television channels, thereby further fragmenting the television audience, increasing competition and creating downward pressure on program license fees. We cannot assure you that we will be able to successfully compete in these areas in the future or that we will continue to acquire rights to additional successful programming or enter into agreements for the financing, distribution or licensing of programming on terms favorable to us. Our failure to do so could have an adverse impact on our businesses, results of operations, prospects or financial condition.

        Changes in government regulation could adversely affect our results of operations, prospects or financial condition.

        The Company's specialty television channels are regulated by the CRTC, which grants and renews licences. The Company's CRTC broadcast licences must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. The Company's inability to renew certain of its licences on favourable terms, or at all, would have a material adverse impact on its results of operations, prospects or financial condition. Changes in the regulations governing the Company's specialty television channels, including decisions by regulators affecting its broadcast operations, such as the granting or renewal of licences or the granting of additional broadcast licences to the Company's competitors, or the introduction of new regulations by regulators, could adversely impact the Company's operating results, prospects or financial condition.

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

  Continued Expansion of Non-Canadian Distribution Activities May Affect International Operations

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

  Dependence on a Limited Number of Content Suppliers For Motion Picture Distribution

        The Partnership obtains distribution rights from content suppliers to exploit motion pictures in all media. In Canada, the Partnership has exclusive output agreements with a limited number of U.S.-based independent studios, including New Line Cinema, Miramax Films, Focus Features and Newmarket Films and enters into distribution agreements in respect of individual motion pictures less frequently. Conversely, in the United Kingdom and Spain, the Partnership most often enters into distribution agreements in respect of individual motion pictures, and as a result of this, it is able to draw on a wider range of content suppliers in that territory. Overall, a relatively small number of producers represent a substantial proportion of the Partnership's total revenue. In 2004, motion pictures acquired under these four output agreements accounted for approximately 46% of the Partnership's revenue. Management believes that the Partnership's financial performance is, and will continue to be, significantly dependent on the Partnership's continued relationship with these content suppliers and the ability of these content suppliers to continue to produce motion pictures that receive significant audience acceptance.

        The Partnership has longstanding relationships with three of its principal content suppliers and has renewed the relevant output agreements on multiple occasions. However, each of these agreements will expire between 2005 and 2007 and there can be no assurance that all or any of them will be renewed at all, or on terms as favourable to the Company as the current agreements. In particular, any of the Partnership's content suppliers could instead elect to enter into exclusive distribution agreements with a competitor of the Company. Certain of the independent studios with which the Company currently has a significant Canadian distribution relationship, including Miramax, New Line and Focus Features, are affiliates of major studios that have their own distribution capability in Canada. There can be no assurance that these or other content suppliers to the Partnership would not determine, or be required by their respective affiliates, to use this captive distribution capability rather than contracting with the Company for distribution rights. The loss of one or more of these distribution agreements with a significant content supplier could have a material adverse effect on the business of the Partnership.

  Changes in Technology

        The entertainment industry in general, and the motion picture distribution industry in particular, continues to undergo significant changes, primarily due to technological developments. Due to this rapid growth of technology and shifting consumer tastes, the Company cannot accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of motion pictures and television series. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was previously predicted. Although the Company has benefited from the rapid growth in the DVD market, there can be no assurance that such growth and penetration rates will continue. Additionally, technological advances and the conversion of television programs or motion pictures into digital formats have made it easier to create, transmit and "share" high quality unauthorized copies of television programs, or motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through unauthorized set-top boxes and other devices and through unlicenced broadcasts on free TV. As a result, users may be able to download and distribute unauthorized or "pirated" copies of copyrighted motion pictures over the Internet. As long as pirated content is available to download digitally, some consumers may choose to digitally download pirated motion pictures rather than pay for legitimate motion pictures or to purchase pirated DVDs of motion pictures or of boxed sets of television series from unauthorized vendors.

        In the broadcast sector, personal video recorders and similar embedded digital technology enable consumers to program shows to be watched at a later date and to bypass the commercials. If the use of such devices to bypass commercials should become widespread, there could be a negative impact on our advertising revenue. In addition, there is some pressure from both the private and public sectors to migrate all cable analog broadcast services to digital technology ("digital migration") in order to free up the limited bandwidth for other uses. Because of its labour intensive technology, analog channels are offered by cable companies grouped together as tiers and not on an individual or theme basis. Therefore, cable analog subscribers are currently required to subscribe for an entire tier in order to receive particular channels of their choice. Subscribers of analog channels do not have the flexibility that digital offers in subscribing for theme based or individual pick and pay channels. If digital migration takes place and if the cable companies are permitted to offer their subscribers theme based or individual pick and pay channels, there is a risk that current subscribers to one or more of our analog channels as part of a cable tier may not choose to subscribe to the Company's channels once they are available in digital format.

        The independent studios' need for distributors is based in part on the fact that the studios would incur substantial film print costs if they attempted to directly distribute their motion pictures on a worldwide basis. Partly because of these significant print costs, certain independent studios choose to retain distributors in national markets, thereby sharing the cost and risks associated with worldwide distribution among a number of different strategic partners. Technological developments permitting the digital distribution of motion pictures as an economic basis and its general adoption within the industry could reduce film print costs significantly, thereby making it more attractive for producers to distribute their own motion pictures. Although this technology has yet to be widely adopted by exhibitors (due in part to the significant capital costs that would be associated with the widespread adoption of this technology), expansion of this technology could adversely affect the Partnership's business.

  Protection of Intellectual Property

        Distribution rights to motion pictures are granted legal protection under the copyright laws of Canada, the United Kingdom, Spain and most other foreign countries, which impose substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures. From time to time, various third parties contest or infringe upon the Company's intellectual property rights. There can be no assurance that the Company's actions to establish and protect trademarks and other proprietary rights will be adequate to prevent imitation by others of motion pictures distributed by the Company or to prevent third parties from seeking to block the Company's distribution of motion pictures as a violation of their trademarks and proprietary rights. Moreover, there can be no assurance that others will not assert rights in, or ownership of, the Company's trademarks and other proprietary rights, or that the Company will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of Canada the United Kingdom or Spain.

        Our financial position and results of operations fluctuate from period to period due to program delivery schedules and other factors and may not be indicative of results for future periods.

        Although industry practices are changing due, in part, to increased competition from new channels, broadcasters make most of their annual programming commitments between February and June so that new programs are ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, our revenues are not earned on an even basis throughout the year. In particular, revenues are generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period, and highest in the first, third, and, particularly the fourth calendar quarter.

        Results of operations for any period are significantly dependent on the number, timing and commercial success of motion pictures made available to various distribution platforms during that period, none of which can be predicted with certainty. Consequently, the Company's results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. In addition, where the Partnership obtains distribution rights under an output agreement or multi-picture agreement, the anticipated exhibition schedule of motion pictures for their theatrical release and exploitation through successive distribution windows is not consistent from year to year. Consequently, the Company's revenue fluctuates from period to period.

        The Partnership may also experience variation in its operating results, particularly in respect of theatrical exhibition revenues, as result of an undersupply of motion pictures. This may occur due to seasonal variations in the major studios' release schedules or during a period when the Partnership has been unable to, or determined not to, secure distribution rights to available motion pictures. In this circumstance, the Company's overall revenues would be adversely affected, and although it would not incur the distribution and P&A costs associated with a theatrical or other release, its distributable cash may nevertheless be adversely affected.

        New accounting standards for our industry were introduced, which have a significant impact on our financial statements.

        In 2003, the Canadian Institute of Chartered Accounts ("CICA") issued a new Handbook Section 1100, "Generally Accepted Accounting Principles". During Calendar 2004, the Company adopted Section 1100. The section mandates a new approach in determining the appropriate treatment for transactions for which the accounting is not specifically addressed in the Handbook. Effectively, it requires an enterprise to decide the treatment of a transaction by carefully considering analogous situations in the Handbook, basic financial statement concepts and, if appropriate, other relevant authoritative literature. As a result of the new Section, the Company no longer uses historical industry practice as a source of authority, and accordingly on January 1, 2004 adopted the following changes:

  (i)
  The recognition of government financing and assistance changed from revenue to a reduction of the related production costs. The impact on the year ended December 31, 2004 is a reduction in revenue of $11.3 million, a reduction of direct operating expenses of $10.4 million and a reduction of direct profit of $0.9 million.

  (ii)
  The amortization of interest previously capitalized of $1.0 million for the year ended December 31, 2004 has been recorded as a direct operating expense rather than as interest expense.

  (iii)
  The amortization of broadcast program rights now begins when the program license window commences and not when the program is premiered. The impact in the year ended December 31, 2004 is an increase in amortization expense of $5.6 million.

        We may be subject to regulatory scrutiny and may sustain a loss of public confidence if we are unable to satisfy regulatory requirements relating to internal controls over financial reporting.

        Section 404 of the Sarbanes-Oxley Act of 2002 requires that for the year ended December 31, 2006, we will be required to perform an evaluation of our internal controls over financial reporting and have our auditor attest to such evaluation on an annual basis. Preparing to comply with these requirements has been expensive and time-consuming, and we expect that to continue. While we believe that we will be able to meet the required deadlines, no assurance can be given that this will be the case. If we fail to timely complete this evaluation, or fail to remedy any identified material weaknesses or if our auditors render an adverse attestation, we may be subject to regulatory scrutiny and a loss of public confidence in our internal controls.

        We have substantial indebtedness which could adversely affect our financial health.

        We have a significant amount of indebtedness. As of December 31, 2004, our net debt was $428.6 million and our net debt to total capitalization ratio was 23.3%. Our substantial indebtedness and our ability and the ability of our subsidiaries to incur additional indebtedness in the future, could adversely affect our business. For example, it could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our ability to fund future working capital, capital expenditures, production cost and other general corporate requirements;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, development and production costs and for other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and

  •
  place us at a competitive disadvantage compared to competitors that have less debt.

        Our obligations under our credit facility impose significant restrictions on us. Our failure to comply with these restrictions could require us to repay our indebtedness more quickly than we would otherwise be obliged to repay.

        The agreements governing our outstanding indebtedness, including our credit facilities, impose certain operating and financial restrictions on us. Our credit facilities require us to maintain specified financial ratios and tests, among other obligations. In addition, our credit facilities restrict, among other things, our ability to: (a) declare dividends, redeem or repurchase capital stock or make other distributions to our shareholders; (b) prepay or redeem debt; (c) grant liens; (d) make loans, acquisitions and investments; (e) incur more debt; (f) engage in mergers, reorganizations and asset sales out of the ordinary course of business; (g) change our core business; (h) engage in transactions with related parties; and (i) enter into certain sale leaseback transactions. A failure to comply with the restrictions contained in our credit facilities could lead to an event of default, which could result in an accleration of such indebtedness. If indebtedness under these agreements were accelerated, we may not be able to repay in full that indebtedness.

        The loss of one or more of our key senior executives could seriously impair our ability to implement our business strategy or negatively impact certain of our material agreements.

        We rely, to a significant degree on the experience, leadership and skills of Michael MacMillan, Judson Martin, Phyllis Yaffe, Victor Loewy and Patrice Théroux. If any of these individuals were to be unavailable, we may be unable to locate replacements with similar skills and knowledge of the industry. In addition, certain material agreements may be terminated if certain of these individuals leave Alliance Atlantis or if their duties are altered in a material way. There are also other senior executives and production personnel who provide unique and useful services to us and who would be difficult to replace on short notice. The loss of services of any key personnel, senior executives, production personnel or consultants could have an adverse impact on our businesses, results of operations, prospects or financial condition.

        Current accounting methods applicable to our industry may result in fluctuations and may not be indicative of results for future periods.

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

        Many individuals associated with our projects are members of guilds or unions. Strikes could affect production scheduling and increase costs.

        Many individuals associated with our projects are members of guilds or unions which bargain collectively with producers on an industry-wide basis from time to time. Though we have positive relationships with the guilds and unions, a strike or other form of labor protest affecting those guilds or unions would disrupt production scheduling, resulting in delays and additional expenses, all of which could have an adverse impact on our businesses, results of operations, prospects or financial condition. In addition, an attempt has been made by a union to organize some of our Broadcast employees. As at March 30, 2005, the drive is ongoing and the outcome is unknown to management. If the union is successful in unionizing these employees, the impact on the operations of the Company is difficult to predict.

Risks Related to Owning Our Class B Non-Voting Shares

        We have placed constraints on the issue and transfer of our voting shares to maintain minimum levels of Canadian ownership.

        To ensure that we maintain minimum levels of Canadian ownership for regulatory purposes, we have instituted a voting and non-voting share structure and have placed constraints on the issue, voting and transfer of our non-voting shares. See "Regulation — Restrictions on Transfer of Ownership and Control". To ensure that we comply with Canadian ownership requirements under the Broadcasting Act and other legislation under which we derive the benefit of tax credits and industry incentives, our board of directors may refuse to permit the voting of or registration of any transfer of our shares if such voting or transfer were to result in persons other than Canadians owning or controlling more than the permitted number of our shares or the votes attaching to such shares, under such legislation. Our voting structure and the constraints and transfer restrictions on our non-voting shares may adversely affect the liquidity of our non-voting shares and may have an impact on their trading price. They may also prevent or delay a merger, takeover or other change in our control and thus discourage attempts to acquire us.

        We are currently controlled by our principal shareholders and we have change of control provisions in our debt instruments and other agreements which could limit the price investors are willing to pay for our shares and prevent or delay a merger or takeover.

        Alliance Atlantis is indirectly controlled by Messrs. Michael MacMillan and Seaton McLean who hold approximately 67% of the votes attached to our voting shares. As a result, the principal shareholders are in a position to significantly influence our operations and strategy and, subject to applicable law, influence the election of a majority of our directors, influence the appointment of individuals as our directors and officers and influence the outcome of matters submitted to a shareholder vote. The effect of this control may be to limit the price that investors may be willing to pay in the future for our Class B Non-Voting Shares, or to prevent or delay a merger, takeover or other change in our control and thus discourage attempts to acquire us.

RATINGS

        A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. No approved rating agency currently rates any of the Company's outstanding securities. The following is a description of certain debt ratings of the Company.

Moody's Investor Services

        In October, 2004, Moody's Investors Service ("Moody's") affirmed the Ba2 Senior Implied and Ba3 Issuer ratings of Alliance Atlantis, prospectively lowered the Senior Secured rating to (p) Ba2 from Ba1, and changed the outlook of all ratings to positive from stable. Moody's indicated it expected to withdraw the existing B1 Senior Subordinated rating once the Company retired the existing debt issue on December 15, 2004, (which retirement was completed). The rating action reflects the decision to refinance all existing debt, in multiple tranches, with a new senior secured facility.

        The outlook was changed to positive as Moody's expects lower interest costs from the refinancing to increase free cash flow by roughly C$25 million per annum thereby increasing the Company's ability to reduce debt.

Standard & Poor's

        In October, 2004, Standard & Poor's ("S&P") raised its long-term corporate credit rating on Alliance Atlantis to 'BB' from 'BB-'. S&P also assigned its 'BB' rating to the Company's proposed senior secured bank facility (which was entered into in December, 2004). A recovery rating of '3' was assigned to the loan, indicating expectations of a meaningful recovery of principal (50%-80%) in the event of default. The bank loan rating was based on preliminary terms and conditions and is subject to review once final documentation is received. S&P said it would withdraw the 'B' rating on the company's subordinated debt, effective October 28, 2004. It stated that the outlook is stable. The effect of the transaction is to lower the Company's interest expense and extend maturities.

DIVIDENDS

        We have not paid any dividends on our Class A Voting Shares or Class B Non-Voting Shares. Our current policy is to retain earnings for future growth. In addition, our credit facility restricts the payment of dividends. Any future determination by us to pay dividends will be at the discretion of our board of directors and in accordance with the terms and conditions of our credit facility and any other indebtedness and will depend upon our financial condition, results of operations, capital requirements and other relevant factors.

REGISTRAR AND TRANSFER AGENT

        The transfer agent and registrar for the Company's Class A Voting Shares and Class B Non-Voting Shares is Computershare Trust Company of Canada, at its principal office in Toronto, Ontario.

MARKET FOR SECURITIES

        Our publicly-traded securities are listed and posted for trading or quoted on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange
Class A Shares	AAC.A	The Toronto Stock Exchange
Class B Shares	AAC.NV.B	The Toronto Stock Exchange
Class B Shares	AACB	Nasdaq National Market

Trading Price and Volume of Class A Shares on the TSX

Month	High ($)	Low ($)	Trading Volume (Units)
January, 2004	21.85	19.70	111,424
February, 2004	22.48	20.76	5,490
March, 2004	25.51	21.49	5,475
April, 2004	25.70	24.21	7,681
May, 2004	25.04	22.38	3,241
June, 2004	26.53	24.67	12,808
July, 2004	25.40	24.71	14,983
August, 2004	25.59	23.76	7,550
September, 2004	28.09	24.44	8,540
October, 2004	29.42	27.95	8,530
November, 2004	31.88	28.69	10,056
December, 2004	32.88	30.39	7,821

Trading Price and Volume of Class B Non-Voting Shares on the TSX

Month	High ($)	Low ($)	Trading Volume (Units)
January, 2004	21.96	19.75	3,628,125
February, 2004	22.46	20.53	3,381,865
March, 2004	25.74	21.03	4,063,488
April, 2004	25.78	24.00	1,765,214
May, 2004	24.79	22.25	2,662,469
June, 2004	26.50	24.46	1,423,541
July, 2004	25.47	24.55	1,190,076
August, 2004	25.15	23.75	1,817,288
September, 2004	27.88	24.25	3,208,720
October, 2004	29.29	27.75	2,975,748
November, 2004	31.99	28.74	6,086,660
December, 2004	32.98	30.07	2,912,495

MATERIAL CONTRACTS

        The following are the material contracts which have been entered into by the Company within the two most recently completed financial years, or before the most recently completed financial year but are still in effect, other than contracts entered into in the ordinary course of business:

Contracts Relating to the Partnership

  Investment Agreement

        On October 2, 2003, the Fund, Movie Distribution Holding Trust ("Holding Trust"), the Partnership, Alliance Atlantis and 4192231 Canada Limited (a predecessor company of Alliance Atlantis Productions Ltd. ("AAPL")) entered into the Investment Agreement. The Investment Agreement provided, among other things, for the investment by the Fund and Holding Trust of the proceeds of the Offering in the Partnership and for the acquisition of the Business by the Partnership.

        Alliance Atlantis and AAPL have agreed to indemnify the Partnership, the Fund and Holding Trust, and the Partnership has indemnified the Fund and Holding Trust, in respect of breaches of their respective representations and warranties. The maximum aggregate liability of Alliance Atlantis and AAPL under their indemnity in the Investment Agreement and the underwriting agreement entered into with the underwriters in connection with the Offering (the "Underwriting Agreement") is equal to the purchase price of the Business. The maximum aggregate liability of the General Partner and Distribution LP under their indemnity in the Investment Agreement and the Underwriting Agreement is not limited. All claims for indemnification under the Investment Agreement are subject to an aggregate deductible in the amount of $100,000 and to a minimum individual claim amount of $5,000.

        Under the terms of the Investment Agreement, Alliance Atlantis agreed that, in connection with the assignment of certain of the output agreements to the Partnership, it will continue to be liable to the content supplier for the performance of all of the Partnership's obligations under the relevant agreements, and the content supplier may exercise its remedies under the relevant agreement as against Alliance Atlantis, the Partnership, or both, at its election. The Partnership has agreed to indemnify Alliance Atlantis in respect of any liabilities or expenses that are incurred by Alliance Atlantis in connection with its continuing obligations under these output agreements, which relate to claims arising at any time that Alliance Atlantis is not entitled to appoint a majority of the members of the board of directors of the General Partner.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Additional financial information is provided in the Company's financial statements and MD&A for the most recently completed financial year.

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

        Additional financial information is provided in the Calendar 2004 Financial Statements.

        Copies of:

  (a)
  the Calendar 2004 Circular, when available;

  (b)
  the Calendar 2004 Financial Statements;

  (c)
  this Calendar 2004 Annual Information Form; and

  (d)
  when the securities of Alliance Atlantis are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, one copy of any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus otherwise not referred to herein, may be obtained upon request from the Corporate Secretary of Alliance Atlantis, 121 Bloor Street East, Suite 1500, Toronto, Ontario, M4W 3M5 Canada. If the securities of Alliance Atlantis are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, copies of the foregoing documents are available free of charge. At all other times, a reasonable fee may be charged if the request for copies is made by a person who is not a security holder of Alliance Atlantis.

APPENDIX 1
ALLIANCE ATLANTIS COMMUNICATIONS INC. AND SUBSIDIARIES
PROCEDURES FOR APPROVAL OF AUDIT AND NON-AUDIT
SERVICES BY THE EXTERNAL AUDITORS

I.     Audit Committee Pre-Approval of Services

        In accordance with the requirements of securities regulations to which the Company is subject and to safeguard the continued independence of its external auditors, all audit and non-audit services to be rendered by Alliance Atlantis Communications Inc.'s external auditors and any related entities (the "Auditors") to Alliance Atlantis Communications Inc. (the "Company"), and its subsidiaries (collectively "Alliance Atlantis") must be the subject of pre-approval by the Audit Committee of the Board.

        Such pre-approval shall be based on the following detailed policies and procedures established by the Audit Committee.

II.    Services that the Auditors may not Provide

        The Auditors may not act in any capacity where they could reasonably be seen to:

  •
  function in the role of Alliance Atlantis management;

  •
  audit their own work; or

  •
  serve in an advocacy role on behalf of Alliance Atlantis.

        Except as otherwise permitted and pre-approved hereby, the Auditors will not be asked to provide any services in the following areas (in each case as more fully defined in applicable corporate and securities regulations or the regulations and guidelines of the appropriate oversight authorities governing the accounting and auditing profession):

1.
Bookkeeping and related functions;

2.
Financial information systems design and implementation;

3.
Appraisal, valuation, fairness opinions or contribution-in-kind reports;

4.
Actuarial services;

5.
Internal audit outsourcing;

6.
Management functions and human resources functions;

7.
Broker-dealer, investment advisor or investment banking services;

8.
Legal services; and

9.
Expert services.

III.  Pre-Approval of a Range of Services

        The engagement for the annual audit of the Company's consolidated financial statements is specifically approved on an annual basis by the execution of the audit engagement letter with the Auditors. Subject to paragraph IV below, engagements of the Auditors involving services for any of the Alliance Atlantis entities that fall into the following service definitions are pre-approved by the Audit Committee:

Type of Service	Description
Audit Services
Financial statement audit
Recurring audit of consolidated financial statements including subsidiary company and statutory audits and tax services and accounting consultations required to perform an audit in accordance with Generally Accepted Auditing Standards.
Quarterly reviews.
Review of tax provision reported in the consolidated and other financial statements.
Review of complex accounting issues with the Auditors' national office in order to reach an audit judgment.
Regulatory financial filings	Services relating to 1933 and 1934 filings with the SEC including issuance of comfort letters.
Statutory and regulatory filings including prospectuses and registration statements.
404 attestation services
Attestation services relating to the report on the entity's internal controls as specified in Section 404 of the Sarbanes-Oxley Act and any similar requirements that may be introduced under Canadian legislation/regulations.
Audit Related Services
Employee benefit plan audits	Audit of pension and other employee benefit plans and funds.
Financial due diligence in connection with acquisitions and divestitures
Assistance in financial and tax due diligence, including review of financial statements, financial data and records, tax returns, tax forms and tax filings, discussion with target's finance and accounting personnel.
Accounting consultation and audits in connection with acquisitions and divestitures.
Other attest services	Attest services that are not required by statute or regulation.

Type of Service	Description
Application and general control reviews	Review of IT and general controls related to specific applications, including overall general computer controls, excluding those that are a part of the financial statement audit.
Consultation regarding GAAP	Discussions, review and testing of impact of new pronouncements, acquisition accounting, and other GAAP topics.
Tax Services
Tax compliance
Preparation and/or review of income, capital, sales, use, property, excise, local, value added (VAT) and GST tax returns, filings and forms. Consultation regarding handling of items for tax returns, required disclosures, elections, and filing positions available.
Tax consulting
Assistance with tax audits, examinations or requests for information. Responding to requests regarding technical interpretations, applicable laws and regulations, and tax accounting. Tax advice on mergers, acquisitions, restructurings, financings, inter-company transactions, foreign tax credits, foreign income tax, tax accounting, foreign earnings and profits, capital tax, sales tax, use tax, property tax, the treatment in any jurisdiction of foreign subsidiary income, VAT, GST, excise tax or equivalent taxes in the jurisdiction. Assistance with tax appeals that are not in front of a tax court or its equivalent. Advice regarding tax legislation or codes including interpretations, procedures and advance tax rulings or private letter rulings thereof, or their equivalent, in applicable jurisdictions in the following areas: income, capital, sales, use, property, excise, local, value added (VAT) and GST taxes.
Transfer pricing
Advice and assistance with respect to transfer pricing matters, including preparation of reports used by the company to comply with taxing authority documentation requirements regarding royalties, services and inter-company pricing and assistance with tax exemptions.

Type of Service	Description
Customs and duties	Compliance reviews and advice on compliance in the areas of tariffs and classification, origin, pricing, and documentation. Assistance with customs audits or requests for information.
Expatriate tax services
Preparation of individual income tax returns, advice on impact of changes in local tax laws and consequences of changes in compensation programs or practices. Compliance and advice in relation to benefits and compensation, stock options, and tax equalization policies.
Other Services
Valuation
Valuation services for non-financial reporting in connection with tax-only valuations and valuation services to review and comment on tax-related valuations prepared by Alliance Atlantis or third parties.
Other	Fact finding services and forensic investigations under the supervision of the audit committee; environmental audits; non-financial systems design and implementation.
Other	Benchmarking and surveys related to best practices with respect to financial reporting practices.
Other	Annual licence for PwC's Comperio product.

IV.    Limits on the Pre-Approval of a Range of Services

        In the case of proposed engagements of the Auditors involving any of the services covered under the range of services under paragraph III where the fees (excluding disbursements and applicable taxes) for a particular engagement are expected to exceed a total of CDN $25,000, specific pre-approval must be obtained therefor under the provisions of paragraph V hereof.

        The general pre-approval of the range of services covered under paragraph III will be brought to the Audit Committee for review and, if thought appropriate, renewal on an annual basis.

        In respect of services under paragraph III where the fees (excluding disbursements and applicable taxes) for a particular engagement are expected to be less than or equal to a total of CDN $25,000, the Chairman of the Audit Committee shall be notified expeditiously of any such services commenced by the Auditors.

        In the event that services under paragraph III are commenced by the Auditors where the fees (excluding disbursements and applicable taxes) for a particular engagement were expected to be less than or equal to a total of CDN $25,000, specific pre-approval must be obtained therefore under the provisions of paragraph V hereof if such fees are later expected to exceed a total of CDN $30,000.

V.     Pre-Approval of Individual Services

        Alliance Atlantis management and/or the Auditors may seek pre-approval by the Audit Committee of the engagement of the Auditors to provide particular services in certain cases. Where particular pre-approval is required, the Audit Committee has delegated the authority to effect such pre-approval to the Chairman of the Committee.

        Under no circumstances may the Audit Committee delegate its responsibilities to Alliance Atlantis management.

        For greater certainty, if an engagement with the Auditors for a particular service is contemplated that is neither prohibited under paragraph II hereof, nor covered under the range of services under paragraph III hereof, in order for such engagement to proceed it must be the subject of individual pre-approval under this paragraph.

        It is the responsibility of management to determine whether a particular service is covered by the pre-approved range of services. Management should seek the guidance of the Audit Committee Chair where there is any ambiguity about whether a particular service is pre-approved.

VI.   Engagement Letters

        Pre-approved non-audit services shall be provided by the Auditors pursuant to an engagement letter with the appropriate Alliance Atlantis entity that satisfies each of the following requirements:

1.
the engagement letter shall be in writing and signed by the Auditors; and

2.
the engagement letter shall set out the particular non-audit services to be provided by the Auditors which, unless individually pre-approved shall be within the categories of pre-approved non-audit services described in paragraph III hereof.

VII. Reports of Services to the Audit Committee

        At every regularly-scheduled meeting of the Audit Committee, management shall report on all new pre-approved engagements of the Auditors since the last such report. The Auditors may comment on the report if they wish to do so. All engagement letters entered into pursuant hereto shall be made available to the Audit Committee upon demand.

VIII. Effective Date

        The effective date of these policies and procedures is the date of adoption by the Audit Committee.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
For the Year Ended December 31, 2004, the Nine Months Ended December 31, 2003
and the Year Ended March 31, 2003
AND
Consolidated Financial Statements
For the Year Ended December 31, 2004, the Nine Months Ended December 31, 2003
and the Year Ended March 31, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        Management's discussion and analysis of the financial position and results of operations is prepared at March 28, 2005, and should be read in conjunction with the accompanying audited and pro forma unaudited financial statements and the notes therein.

        During 2003, the Company changed its year end from March 31 to December 31. Accordingly, this report covers the year ended December 31, 2004, referred to as Calendar 2004. The nine-month period from April 1, 2003 through December 31, 2003 is referred to as Fiscal 2004. The year ended March 31, 2003 is referred to as Fiscal 2003. This Management's Discussion and Analysis of Financial Condition and Results of Operations compares the three months and year ended December 31, 2004 with the three months and nine months ended December 31, 2003. For illustrative purposes, we have included pro forma information for the 12 month period ended December 31, 2003, referred to as the year ended December 31, 2003, to provide a comparison of similar periods. The pro forma results for the year ended December 31, 2003 were compiled by adding the three months ended March 31, 2003 to the nine months ended December 31, 2003.

        This management's discussion and analysis covers the Calendar 2004, Fiscal 2004 and Fiscal 2003 periods. However, to provide a meaningful analysis of results of operations for the period, this management's discussion and analysis focuses on the three months and years ended December 31, 2004 and December 31, 2003, respectively. Any differences between the year ended December 31, 2004 and the nine months ended December 31, 2003 are primarily due to timing.

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

Overview of the Business

        The following table provides selected information of the Company for the year ended December 31, 2004, the nine months ended December 31, 2003, the year ended March 31, 2003, and the pro forma year ended December 31, 2003 (in millions of Canadian dollars except per share amounts):

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003	Year ended December 31, 2003
				(Pro forma) (unaudited)
Revenue(1)	1,017.5	640.2	872.0	866.0
Net earnings (loss) before discontinued operations	33.8	(153.9)	(40.4)	(165.8)
Net earnings (loss)	29.7	(169.6)	(41.3)	(182.1)
Earnings (loss) per Common Share before discontinued operations
Basic	$0.78	$(3.60)	$(0.95)	$(3.88)
Diluted	$0.78	$(3.60)	$(0.95)	$(3.88)
Earnings (loss) per Common Share
Basic	$0.69	$(3.96)	$(0.97)	$(4.26)
Diluted	$0.68	$(3.96)	$(0.97)	$(4.26)
Total assets	1,529.4	1,416.2	1,642.2	1,416.2
Total long-term financial liabilities*	503.6	534.4	652.2	534.4
Cash dividends declared per-share	—	—	—	—

*
For the year ended December 31, 2004, long-term financial liabilities include $16.1 million of long-term production liabilities (December 31, 2003 — $59.6 million; March 31, 2003 — $103.2 million) and $3.9 million of long-term liabilities pertaining to the acquisition of certain broadcast intangible assets (December 31, 2003 — $6.4 million; March 31, 2003 — $8.7 million). Both of these amounts have been included in accounts payable and accrued liabilities on the balance sheet.

(1)
Period over period factors affecting presentation include the acquisition of Aurum, the sale of a 49% interest in our motion picture distribution business in Fiscal 2004 and the substantial exit of the capital intensive production business.

        The Company's principal business activities are Broadcasting, Motion Picture Distribution and Entertainment. Over the past few years, the Company has transformed itself into a streamlined, broadcast-driven company, by investing in and growing its broadcast business and reducing the amount of capital and other resources devoted to production and other related activities.

        The Company continues to keenly focus on generating free cash flow (see note on non-GAAP measures on page 37) and making significant and increasing progress in its primary financial objective of reducing indebtedness. Through cost cutting initiatives and the exit of the capital-intensive production business, with the exception of the CSI franchise, as part of the December 2003 restructuring of its Entertainment operations, the Company has been able to increase its operating earnings and cash flow. The exit of the production business was concluded by mid-2004. Also, given the more favourable interest rate environment, the Company successfully completed a refinancing of substantially all of its existing credit facilities in December 2004. The existing $300.0 million revolving credit facility and US$300.0 million 13% senior subordinated notes were replaced by new senior secured credit facilities consisting of a five-year $175.0 million revolving credit facility, a five-year US$108.6 million term loan A credit facility, and a seven-year US$250.0 million term loan B credit facility. Management expects this refinancing to significantly reduce future interest expense, increase cash flow and provide greater long-term capital flexibility. In October 2003, the Company successfully monetized a 49% interest in its motion picture distribution operations that allowed the Company to make significant strides in reducing its overall indebtedness.

        As a result of these initiatives, the Company has focused its operations and dramatically transformed its balance sheet allowing it to maintain capital flexibility and focus on executing its strategies.

Broadcasting

        The Company has a controlling ownership interest in and operates 13 Canadian specialty television channels — Showcase Television, Life Network, History Television, HGTV Canada, Food Network Canada, Showcase Action, Showcase Diva, National Geographic Channel, BBC Canada, BBC Kids, Discovery Health Channel, Fine Living Canada and IFC — The Independent Film Channel Canada. Each of these channels carries a strong, clear brand which, the Company believes, enables it to stand out and excel in a competitive marketplace. The channels are aligned in two core genres ("fact and fiction" and "lifestyle") and are supported by a supply of high quality content acquired from leading domestic and international producers. The Company also has a 50% interest in two established Canadian French-language specialty television channels (Series+ and Historia) and a minority interest in three other English-language channels (ONE: The Body, Mind and Spirit Channel, Scream and The Score).

Motion Picture Distribution

        The Company's Motion Picture Distribution business, through its 51% indirect ownership interest in Motion Picture Distribution LP ("Distribution LP"), is the largest distributor of motion pictures in Canada in terms of number of releases and box office receipts, with a growing presence in the United Kingdom through Momentum Pictures. It is also the largest independent distributor in Spain through the recently acquired Aurum Producciones, S.A. ("Aurum") (May 2004).

        The Company indirectly owns a 51% limited partnership interest in Distribution LP. Movie Distribution Income Fund (the "Fund"), which trades on The Toronto Stock Exchange under the symbol FLM.UN, indirectly owns a 49% limited partnership interest in Distribution LP.

        Distribution LP distributes motion pictures for theatrical release, in video/DVD format and to television broadcasters (conventional/cable/VOD/SVOD). In Canada, Distribution LP has exclusive output agreements with a diverse group of leading independent studios, including New Line Cinema, Miramax Films and Focus Features. The Company also enjoys a catalogue of approximately 5,500 titles totaling 11,000 hours. This library is available for exploitation in video/DVD and television. By releasing a large number of motion pictures through multiple distribution platforms, Distribution LP creates a diversified portfolio of releases, which generates a relatively predictable and stable stream of cash flow. Monthly cash distributions to owners of the units of Distribution LP are paid out of the distributable cash generated by the business.

Entertainment

        The Company is a 50% co-owner and co-producer of the successful CSI franchise, in partnership with CBS Productions, and distributor for territories outside the United States. CSI: Crime Scene Investigation, now in its fifth season, has been licenced in over 175 territories worldwide with over 100 episodes delivered and is currently the #1 dramatic series on U.S. television (National Nielsen Ratings: Primetime Season to Date Rank — Regular Programs for Demographic PER2+ for 09/20/04 - 02/27/05), with an average weekly audience of more than 26 million viewers, season to date. CSI: Miami, now in its third season, has also been licenced in over 160 territories worldwide with over 60 episodes delivered and is currently one of the top five dramatic series on U.S. television, season to date (National Nielsen Ratings: Primetime Season to Date Rank — Regular Programs for Demographic PER2+ for 09/20/04 - 02/27/05). CSI: NY, in its premiere season, has already been licenced in the U.S.A. and Canada, as well as numerous key international territories including the U.K., France, Germany, Spain and Australia. The Company continues to aggressively licence this valuable franchise in all available international markets.

        The Company also licences its library of approximately 1,000 titles representing 5,000 hours of programming rights to broadcasters, home video distributors and sub-distributors worldwide and produces a limited amount of in-house productions that align with the content needs of Broadcasting.

Corporate and Other

        The Company's Corporate and Other segment is primarily a corporate services group providing support to the operating segments for information technology, finance, internal audit, human resources, legal, investor relations and other corporate services. Corporate and Other also holds corporate investments, which generate small revenue streams as well as corporate activities that are being wound down.

Consolidated Results of Operations

        The following table presents a consolidated summary of the Company's operations for the year ended December 31, 2004, the nine months ended December 31, 2003 and the year ended March 31, 2003 (in millions of Canadian dollars):

							% Increase/(Decrease)
			Nine Months Ended December 31, 2003
	Year Ended December 31, 2004	%(1)		%(1)	Year Ended March 31, 2003	%(1)	December 31, 2004 over December 31, 2003	December 31, 2003 over March 31, 2003
Revenue
Broadcasting	245.9	24.2	162.4	25.4	182.9	21.0	51.4	(11.2)
Motion Picture Distribution	512.1	50.3	307.8	48.1	384.2	44.0	66.4	(19.9)
Entertainment	258.7	25.4	169.8	26.5	303.4	34.8	52.4	(44.0)
Corporate and Other	0.8	0.1	0.2	—	1.5	0.2	300.0	(86.7)

	1,017.5	100.0	640.2	100.0	872.0	100.0	58.9	(26.6)

Direct operating expenses
Broadcasting	113.2	46.0	69.8	43.0	76.5	41.8	62.2	(8.8)
Motion Picture Distribution	408.4	79.8	246.8	80.2	320.6	83.4	65.5	(23.0)
Entertainment	183.9	71.1	339.7	200.1	230.6	76.0	(45.9)	47.3
Corporate and Other	—	—	—	—	—	—	—	—

	705.5	69.3	656.3	102.5	627.7	72.0	7.5	4.6

Direct profit(2)
Broadcasting	132.7	54.0	92.6	57.0	106.4	58.2	43.3	(13.0)
Motion Picture Distribution	103.7	20.2	61.0	19.8	63.6	16.6	70.0	(4.1)
Entertainment	74.8	28.9	(169.9)	(100.1)	72.8	24.0	144.0	(333.4)
Corporate and Other	0.8	100.0	0.2	100.0	1.5	100.0	300.0	(86.7)

	312.0	30.7	(16.1)	(2.5)	244.3	28.0	2,037.9	(106.6)

Selling, general and administrative	135.8	13.4	123.0	19.2	121.1	13.9	10.4	1.6
Stock based compensation	16.7	1.6	1.7	0.3	0.4	—	882.4	325.0

Operating Expenses	152.5	15.0	124.7	19.5	121.5	13.9	22.3	2.6

Earnings (loss) before undernoted (EBITDA(2))
Broadcasting	73.3	29.8	50.4	31.0	50.4	27.6	45.4	—
Motion Picture Distribution	72.9	14.2	43.7	14.2	44.4	11.6	66.8	(1.6)
Entertainment	50.2	19.4	(198.3)	(116.8)	53.0	17.5	125.3	(474.2)
Corporate and Other	(36.9)		(36.6)		(25.0)		(0.8)	(46.4)

	159.5	15.7	(140.8)	(22.0)	122.8	14.1	213.3	(214.7)

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss)(2))	9.8	1.0	(276.5)	(43.2)	(15.5)	(1.8)	103.5	(1,683.9)
Net operating earnings (loss)(2)	16.8	1.7	(290.2)	(45.3)	(23.9)	(2.7)	105.8	(1,114.2)
Net earnings (loss)	29.7	2.9	(169.6)	(26.5)	(41.3)	(4.7)	117.5	(310.7)
Adjusted EBITDA(2)	160.8	15.8	25.2	3.9	122.8	14.1	538.1	(79.5)
Adjusted operating earnings (loss)(2)	49.1	4.8	(67.7)	(10.6)	(15.5)	(1.8)	172.5	(336.8)
Adjusted net operating earnings (loss)(2)	41.9	4.1	(156.5)	(24.4)	(23.9)	(2.7)	126.8	(554.8)

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

(2)
The Company uses EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss) and adjusted net operating earnings (loss) to gain a better understanding of the results of the business. These financial measures are not recognized under Canadian or United States of America generally accepted accounting principles ("GAAP"). These non-GAAP financial measures are provided to enhance the user's and investor's understanding of the Company's historical and current financial performance and its prospects for the future. Management believes that these measures provide useful information as they exclude amounts that are not indicative of the Company's core operating results and ongoing operations and provide a more consistent basis for comparison between years. The Company uses EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss) and adjusted net operating earnings (loss) to measure operating performance. The Company has defined EBITDA, calculated using figures determined in accordance with Canadian GAAP, as earnings (loss) before undernoted, which are earnings before amortization, unusual items, interest, equity losses in affiliates, minority interest, dilution gains, investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Direct profit (loss) is defined as revenue less direct operating expenses, as defined in note 25 to the Company's consolidated financial statements. Operating earnings (loss) has been defined as earnings (loss) from operations before undernoted and discontinued operations, which are earnings before dilution gains, investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Net operating earnings is defined as operating earnings, net of an applicable portion of income tax. See reconciliation of non-GAAP measures on page 37.

Earnings (loss) before undernoted and earnings (loss) from operations before undernoted and discontinued operations include cash and non-cash items that relate to restructuring activities in Entertainment in Fiscal 2004. Additionally, Calendar 2004 earnings (loss) from operations before undernoted and discontinued operations also includes $12.1 million related to the write down of deferred financing costs associated with the Company's previous senior revolving credit facility and senior subordinated notes, as well as a $24.0 million redemption premium related to the senior subordinated notes. Management does not expect to undertake restructuring activities or refinancing activities of a similar magnitude or nature in the imminent future and therefore believes that the impact of these activities and their associated charges should be eliminated when evaluating the current operating performance of the Company. For this reason, management has also used adjusted EBITDA, adjusted operating earnings, and adjusted net operating earnings to evaluate the performance of the business. Adjusted EBITDA has been defined as EBITDA less cash and non-cash restructuring items included in earnings (loss) before undernoted, adjusted operating earnings (loss) has been defined as operating earnings (loss) less cash and non-cash restructuring items included in earnings (loss) from operations before undernoted, the write down of deferred financing costs, and the redemption premium on the senior subordinated notes, and adjusted net operating earnings has been defined as adjusted operating earnings (loss), net of an applicable portion of income tax.

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

        The following table presents a consolidated summary of the Company's operations for the year ended December 31, 2004 and pro forma year ended December 31, 2003 (in millions of Canadian dollars):

					% Increase (decrease)
	December 2004		December 2003
		%		%	2004 over 2003
			(pro forma) (unaudited)
Revenue
Broadcasting	245.9	24.2	211.8	24.5	16.1
Motion Picture Distribution	512.1	50.3	392.9	45.4	30.3
Entertainment	258.7	25.4	260.7	30.1	(0.8)
Corporate and Other	0.8	0.1	0.6	—	33.3

	1,017.5	100.0	866.0	100.0	17.5

Direct operating expenses
Broadcasting	113.2	46.0	90.4	42.7	25.2
Motion Picture Distribution	408.4	79.8	318.3	81.0	28.3
Entertainment	183.9	71.1	410.7	157.5	(55.2)
Corporate and Other	—	—	—	—

	705.5	69.3	819.4	94.6	(13.9)

Direct profit
Broadcasting	132.7	54.0	121.4	57.3	9.3
Motion Picture Distribution	103.7	20.2	74.6	19.0	39.0
Entertainment	74.8	28.9	(150.0)	(57.5)	149.9
Corporate and Other	0.8	100.0	0.6	100.0	33.3

	312.0	30.7	46.6	5.4	569.5

Selling, general and administrative	135.8	13.3	158.8	18.3	(14.5)
Stock based compensation	16.7	1.6	1.8	0.2	827.8

Operating Expenses	152.5	15.0	160.6	18.5	(5.0)

Earnings (loss) before undernoted (EBITDA)
Broadcasting	73.3	29.8	62.0	29.3	18.2
Motion Picture Distribution	72.9	14.2	52.2	13.3	39.7
Entertainment	50.2	19.4	(185.7)	(71.2)	127.0
Corporate and Other	(36.9)	—	(42.5)	—	13.2

	159.5	15.7	(114.0)	(13.2)	239.9

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss))	9.8	1.0	(294.5)	(34.0)	103.3
Net operating earnings (loss)	16.8	1.7	(309.4)	(35.7)	105.4
Net earnings (loss)	29.7	2.9	(182.1)	(21.0)	116.3
Adjusted EBITDA	160.8	15.8	52.0	6.0	209.2
Adjusted operating earnings (loss)	49.1	4.8	(85.7)	(9.9)	157.3
Adjusted net operating earnings (loss)	41.9	4.1	(175.7)	(20.3)	123.8

        The following table presents a consolidated summary of the Company's operations for the three months ended December 31, 2004 and 2003 (in millions of Canadian dollars):

					% Increase (decrease)
	December 2004		December 2003
		%		%	2004 over 2003
	(unaudited)		(unaudited)
Revenue
Broadcasting	72.6	22.4	61.1	22.8	18.8
Motion Picture Distribution	147.2	45.5	127.3	47.5	15.6
Entertainment	104.0	32.1	79.2	29.6	31.3
Corporate and Other	0.1	—	0.2	0.1	(50.0)

	323.9	100.0	267.8	100.0	20.9

Direct operating expenses
Broadcasting	34.0	46.8	23.1	37.8	47.2
Motion Picture Distribution	115.6	78.5	106.3	83.5	8.7
Entertainment	76.3	73.4	251.9	318.1	(69.7)
Corporate and Other	—	—	—	—	—

	225.9	69.7	381.3	142.4	(40.8)

Direct profit
Broadcasting	38.6	53.2	38.0	62.2	1.6
Motion Picture Distribution	31.6	21.5	21.0	16.5	50.5
Entertainment	27.7	26.6	(172.7)	(218.1)	116.0
Corporate and Other	0.1	100.0	0.2	100.0	(50.0)

	98.0	30.3	(113.5)	(42.4)	186.3

Selling, general and administrative	37.3	11.5	52.4	19.6	(28.8)
Stock based compensation	9.9	3.1	1.0	0.4	890.0

Operating Expenses	47.2	14.6	53.4	19.9	(11.6)

Earnings (loss) before undernoted (EBITDA)
Broadcasting	22.9	31.5	20.6	33.7	11.2
Motion Picture Distribution	20.1	13.7	15.7	12.3	28.0
Entertainment	22.2	21.3	(190.3)	(240.3)	111.7
Corporate and Other	(14.4)	—	(12.9)	—	(11.6)

	50.8	15.7	(166.9)	(62.3)	130.4

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss))	(10.4)	(3.2)	(244.6)	(91.3)	95.7
Net operating earnings (loss)	(2.9)	(0.9)	(257.6)	(96.2)	98.9
Net earnings (loss)	9.6	3.0	(151.7)	(56.6)	106.3
Adjusted EBITDA	50.8	15.7	(0.9)	(0.3)	5,744.4
Adjusted operating earnings (loss)	25.7	7.9	(35.8)	(13.4)	171.8
Adjusted net operating earnings (loss)	20.2	6.2	(123.9)	(46.3)	116.3

Summary of Quarterly Results

        The following table presents an unaudited consolidated summary of our operating results on a quarterly basis for the twelve months ended December 31, 2004 and December 31, 2003 (in millions of Canadian dollars except for per share amounts):

	Dec. 31 2004	Sept. 30 2004	June 30 2004	Quarter Ended Mar. 31 2004	Dec. 31 2003	Sept. 30 2003	June 30 2003	Quarter Ended Mar. 31 2003
		(unaudited)				(unaudited)
Revenue	323.9	214.4	267.6	211.6	267.8	212.7	159.7	225.8
Direct profit (loss)(1)	98.0	74.7	73.3	66.0	(113.5)	61.4	36.0	62.7
Earnings
Earnings (loss) before undernoted (EBITDA)(1)	50.8	36.8	38.8	33.1	(166.9)	20.6	5.5	26.8
Earnings (loss) from operations before undernoted and discontinued operations (operating earnings)(1)	(10.4)	8.5	7.5	4.2	(244.6)	(9.8)	(22.1)	(18.0)
Net earnings (loss) before discontinued operations	9.1	18.9	7.0	(1.2)	(136.6)	(10.2)	(7.1)	(11.9)
Net earnings (loss)	9.6	18.9	3.2	(2.0)	(151.7)	(10.8)	(7.1)	(12.5)
Earnings (loss) per Common Share before discontinued operations
Basic	$0.21	$0.44	$0.16	($0.03)	($3.19)	($0.24)	($0.17)	($0.28)
Diluted	$0.21	$0.43	$0.16	($0.03)	($3.19)	($0.24)	($0.17)	($0.28)
Earnings (loss) per Common Share
Basic	$0.22	$0.44	$0.07	($0.05)	($3.54)	($0.25)	($0.17)	($0.29)
Diluted	$0.22	$0.43	$0.07	($0.05)	($3.54)	($0.25)	($0.17)	($0.29)

(1)
See note on non-GAAP measures on page 37.

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

        With respect to Entertainment operations, a large percentage of a television program's revenues is recognized when the program is delivered pursuant to a non-cancelable agreement, provided the applicable broadcast season has commenced. Although industry practices are changing, due, in part, to increased competition from new channels, broadcasters make most of their annual programming commitments between February and June so that new programs are ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, our revenues are not earned on an even basis throughout the year. In particular, revenues are generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period, and highest in the first, third, and, particularly, the fourth calendar quarter. As production levels significantly decline, this seasonality has less of an impact on the Company's results of operations.

        For Broadcasting, advertising revenue is generally highest in the fourth calendar quarter, and lowest in the third calendar quarter whereas revenue derived from subscribers to the Company's specialty television channels is earned relatively evenly throughout the year.

Primary Business Performance(1)

        The Company's principal business activities are Broadcasting, Motion Picture Distribution and Entertainment.

Broadcasting

        The Company operates and has a controlling interest in 13 Canadian specialty television channels. It also has a 50% interest in two Canadian French-language specialty channels and a minority interest in three other English-language specialty channels. Canadian specialty television channels are niche programming services, centred around a specific genre or theme, that are available to viewers only upon payment of a subscription fee to a distribution undertaking (i.e., cable, direct-to-home satellite ("DTH") or multipoint distribution system). The Company's channels are focused on two core genres — "fact and fiction" and "lifestyle" programming.

        The Company is committed to growing its broadcasting presence by focusing on four key areas: (i) strong channel brands, (ii) innovative and high quality programming, (iii) innovative and exceptional sales and marketing, and (iv) selectively launching new channels.

  i.
  Continue to develop strong channel brands in-house and with leading international broadcasters. All of the Company's channels have well-developed, recognizable brands. Some have been created by the Company (Life Network, Showcase Television, Showcase Action, Showcase Diva, and History Television). Others are in partnership with leading international broadcasters such as Scripps (HGTV Canada, Food Network Canada, and Fine Living Canada), National Geographic (National Geographic Canada), BBC (BBC Canada and BBC Kids), and Discovery (Discovery Health Channel). Each of these brands has been developed to stand out in a competitive marketplace.

  ii.
  Continue to offer high quality programming to support brands and drive ratings. The Company ensures each of its channels offers high quality programming to its viewers. This approach has driven industry leading growth in ratings. In the first 18 weeks of the 2004/2005 broadcast season, three of the Company's established analog channels ranked in the top 10 of all Canadian analog specialty channels with five in the top 20(2). In the same period, the Company also had three of the top 10 highest rated new digital channels season to date with six channels in the top 20(3). Programming is sourced from leading international producers (e.g., HBO; Six Feet Under, Angels in America and Curb Your Enthusiasm), channel partners (e.g., Food Network; Iron Chef America, Rachel Ray and Unwrapped) and the Company itself (e.g., CSI: Crime Scene Investigation and the extensive library of programming rights owned by the Company).

(1)
For Broadcasting, management focuses on and measures the results of its operations based on direct profit and earnings (loss) before undernoted, as presented on the Company's consolidated statements of earnings (loss), provided by each business segment (for further discussion on the business segments refer to note 25 to the Company's consolidated financial statements). Also see non-GAAP measures on page 37.
(2)
Source: Nielsen ratings: Persons 25-54 Mon to Sun 6am to 6pm 8/30/04 -12/27/04
(3)
Source: Nielsen ratings: Persons 25-54 Mon to Sun 6am to 6pm 8/30/04 -12/27/04

iii.
Continue to lead industry in advertising sales growth with integrated sales and marketing. The Company is an industry leader in terms of advertising sales growth. During the Canadian broadcast year ended August 31, 2004, the Company's advertising sales grew 28% on its analog channels and 64% on its digital channels compared to the Canadian specialty channel industry average of 16% and 64% respectively, as reported by the Canadian Radio-television and Telecommunications Commission ("CRTC"). This leadership position is the result of an innovative and integrated marketing and sales platform and a complementary portfolio of channels, which is primarily targeted at adults aged 25-54, a lucrative and stable demographic segment.

iv.
Selectively launch new channels.    The Company may extend its own brands within Canada by selectively launching new digital channels (e.g., Fine Living Canada launched in September 2004) or VOD/SVOD versions of its existing channels. It may also acquire broadcasting assets that complement its current channel profile.

        The channels earn revenue from two primary sources: monthly fees paid by distribution undertakings based on the number of subscriptions to the channel, and money paid by advertisers who purchase advertising on the channel. Where a specialty service is carried as part of the basic cable package, the subscriber fees are regulated by the CRTC. Where services are carried on a discretionary tier, rates are not regulated and are negotiated directly with the signal distributors. The Company sells advertising nation-wide through its in-house advertising sales team and retains 100% of the available advertising inventory of approximately 12 minutes per hour. Additionally, other Broadcasting revenues are generated from the rental of facilities and licence fees earned on the distribution of certain programming.

        Continuing a five-year trend, the Company's channels demonstrated significant audience growth and outpaced the specialty industry overall for the broadcast year ended August 31, 2004. Our channels' total regulated revenue grew by 18% during the broadcast year ended August 31, 2004, compared to an overall industry growth of 9%, as reported by the CRTC. For the broadcast year ended August 31, 2004 the Company held a 12% market share of total regulated revenue in the specialty TV sector.

        We have signed carriage agreements for all of our digital channels which have resulted in each of them being available to almost every digital household in Canada. Our digital channels enjoy strong subscriber levels, each with between 650,000 and in excess of 1,000,000 subscribers (with the exception of BBC Kids and Fine Living Canada which launched later than the other channels). Out of the approximately 50 digital channels that have launched to date, Nielsen Media research indicates that our eight digital channels accounted for 34% of digital television viewers in the 2004 Broadcast Year (year-end August 31, 2004).

        The Company expects its seven established analog channels to demonstrate continued growth in advertising sales. Also, with the number of households in Canada equipped with digital technology projected to continue to grow, growth for the Company's eight digital specialty television channels is expected to be strong in terms of subscriber revenues, as well as in terms of audience growth and advertising revenues.

Results of Operations(1)

        The following table presents a summary of Broadcasting operations for the three months and year ended December 31, 2004 and 2003 (in millions of Canadian dollars):

Three months ended December 31,	2004	2003	$ Increase (decrease)	% Increase (decrease)
	(unaudited)	(unaudited)
Revenue	72.6	61.1	11.5	18.8
Direct operating costs	34.0	23.1	10.9	47.2

Direct profit	38.6	38.0	0.6	1.6
Operating expenses	15.7	17.4	(1.7)	(9.8)

Earnings before undernoted (EBITDA)	22.9	20.6	2.3	11.2

Year ended December 31,		(pro forma) (unaudited)
Revenue	245.9	211.8	34.1	16.1
Direct operating costs	113.2	90.4	22.8	25.2

Direct profit	132.7	121.4	11.3	9.3
Operating expenses	59.4	59.4	—	—

Earnings before undernoted (EBITDA)	73.3	62.0	11.3	18.2

(1)
On January 1, 2004, the Company's digital specialty television channels were transferred to Operating Channels from their previous Developing Channels status. Management no longer focuses on or measures the results of operations for Broadcasting using the Operating Channel and Developing Channel distinction. As a result, prior period amounts have been reclassified to reflect the change in segments.

        For comparative purposes, the following table outlines supplemental information on the Company's Broadcasting revenue that has not been shown on the consolidated statements of earnings (loss) (in millions of Canadian dollars).

	Three months ended December 31,		Year ended December 31,
Broadcasting Revenue	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(pro forma) (unaudited)
Analog channels
Subscriber	22.0	19.5	86.4	81.7
Advertising and other	41.3	35.4	129.0	107.0

	63.3	54.9	215.4	188.7

Digital channels
Subscriber	7.0	5.1	24.5	19.4
Advertising and other	2.3	1.1	6.0	3.7

	9.3	6.2	30.5	23.1

Total Broadcasting	72.6	61.1	245.9	211.8

        For the three months ended December 31, 2004, the analog channels recorded a 15% growth in revenue from $54.9 million to $63.3 million. For the year ended December 31, 2004, the analog channels recorded a 14% growth in revenue from $188.7 million to $215.4 million. These increases were primarily the result of growth in advertising revenues, as the Company continues to be a leader in the fundamental shift of Canadian television viewers toward Specialty and Pay television channels from conventional broadcast channels. Advertising and other revenues increased by 17% in the current quarter and 21% for the year ended December 31, 2004. Analog channels' advertising revenue, on its own, increased 19% for the quarter and 24% for the year ended December 31, 2004 compared to the equivalent periods in the prior year. The growth in advertising revenue reflects strong growth in audiences, with particularly strong growth for Showcase Television, Food Network Canada and HGTV Canada. The Company's analog channels' advertising revenue growth was driven by rate growth, as well as growth in the inventory sell out rate. The Company expects specialty television advertising revenue share to continue to grow rapidly. According to Neilson Media, Canadian specialty television channels still accounted for only 33% of total Canadian television advertising revenue in 2003/2004 even though the English language specialty and pay television audience share in Canada (for both Canadian services and U.S. services such as CNN and A&E) was 52% in 2004. The Company's analog channels' subscriber revenues also saw increases of 6% over the prior year ended December 31, 2003.

        The digital specialty television channels' revenue was $9.3 million for the three months ended December 31, 2004 compared to $6.2 million for the three months ended December 31, 2003, representing a 50% growth in revenue. For the year ended December 31, 2004, the digital specialty television channels' revenue increased $7.4 million or 32% to $30.5 million. These favourable variances are primarily a result of an increase in the number of subscribers. The Company's digital specialty television channels' advertising revenue growth was driven by volume rather than rate as these newer channels continue to attract a growing number of advertisers. The Company's digital specialty television channels were launched towards the end of the September 2001 quarter. As previously noted, the Company has three of the 10 highest rated digital channels season to date with six channels in the top 20.

        Total paid subscribers for the channels in which the Company holds a controlling ownership grew 9% to 36.5 million subscribers at December 31, 2004 compared to December 31, 2003.

        Broadcasting direct profit increased 2% for the three months ended December 31, 2004 over the three months ended December 31, 2003 as a result of an increase in advertising revenues realized by the Company's analog channels as well as an increase in the number of subscribers of our digital specialty television channels, as previously explained. For the year ended December 31, 2004, Broadcasting direct profit increased 9% over the prior year as a result of an increase in advertising revenues realized by the Company's analog channels, as previously explained. These gains were offset by increased amortization of broadcast rights as a result of the Company's change in accounting policy for broadcast rights (see note 2 to the Company's consolidated financial statements)

        Broadcasting direct margin decreased to 53% in the three months ended December 31, 2004 compared to 62% in the three months ended December 31, 2003, and 54% for the year ended December 31, 2004 compared to 57% for the year ended December 31, 2003. The decreases in the quarter and year to date periods are a result of increased direct operating expenses due, in part, to regulated Canadian program expenditure requirements, as well as increased amortization of broadcast rights due to the change in accounting policy noted above, and also the continuing growth of the broadcast library.

        The operating expenses in Broadcasting were down slightly from the prior year's quarter and consistent with the prior year ended December 31, 2003. In both the quarter and year to date periods, the net change in operating expenses related to an increase in stock based compensation costs which was more than offset by small decreases in a number of other operating expenses.

        The factors noted above contributed to an 11% and 18% increase in EBITDA in the quarter and year ended December 31, 2004, respectively, compared to the same period in the prior year.

Motion Picture Distribution

        The Company's Motion Picture Distribution business, through its 51% ownership interest in Distribution LP, is the largest distributor of motion pictures in Canada, with a growing presence in the United Kingdom through Momentum Pictures. It is also the largest independent distributor in Spain through the recently acquired Aurum Producciones, S.A. (May 2004). The Motion Picture Distribution operations are comprised of four reportable segments: Domestic Distribution, Momentum, Aurum and Cinemas.

        Motion Picture Distribution generates revenue from the theatrical distribution of motion pictures, the licencing of rights to conventional and specialty broadcasters, the sale of videos and DVDs, and from the exhibition of motion pictures through its chain of cinemas.

        Distribution LP is the largest distributor of motion pictures in Canada, measured both by number of releases and theatrical box office receipts. Over each of the past four years Distribution LP has released an average of 80 theatrical motion pictures, 169 video titles and 190 DVD titles in Canada. Distribution LP has exclusive Canadian distribution arrangements with New Line Cinema, Miramax Films, and Focus Features.

        In addition to its leading market position in Canada, Distribution LP is also developing a growing presence in motion picture distribution in the United Kingdom through its wholly-owned subsidiary Momentum Pictures ("Momentum"). Distribution LP is also the largest independent distributor in Spain through the recently acquired Aurum in May 2004.

        Management believes Distribution LP is the only independent distributor operating in three key territories (Canada, U.K., and Spain) that can collectively represent up to 15% of the global box office. This platform provides it with enhanced access to high quality content, economies of scale with respect to theatrical print and video/DVD duplication costs, as well as spreading fixed costs over a broader base. Distribution LP's strategy is to (i) maintain its leading market position in Canada, (ii) continue to grow its U.K. and Spanish operations and opportunistically expand in certain selected territories, and (iii) leverage its large library of titles.

  i.
  Maintain market leadership in Canada.    Distribution LP's strong Canadian market share and consistently strong performance has resulted in excellent relationships with local exhibitors making it an attractive distributor for independent U.S.A. studios and other producers seeking access to this market.

  ii.
  Continue profitable international growth.    Distribution LP intends to grow its U.K. and Spanish operations, which had theatrical market shares of 2.0% and 5.0%, respectively, in 2004. In both of these regions, the film distribution industry possesses strong fundamentals including growing demand in the theatrical and home entertainment windows especially driven by DVD penetration. In addition, Distribution LP has identified Germany and France as two territories for possible future expansion.

    Both markets are fragmented and, like Canada, U.K. and Spain, have strong demand for motion pictures produced in North America.

  iii.
  Exploit library.    Distribution LP has a library of approximately 5,500 titles, totaling approximately 11,000 hours, which is licenced to consumers on video/DVD, and to broadcasters (conventional, cable, VOD, SVOD) who have strong demand for motion picture content. Distribution LP typically holds the rights for up to 22 years.

        Domestic Distribution obtains distribution rights for motion pictures primarily through its aforementioned longstanding output agreements with New Line Cinema, Miramax Films, and Focus Features, a unit of Universal Studios, three of the leading U.S. based independent studios, as well as from smaller independent producers and distributors based in the United States, Canada and around the world. In the United Kingdom, Momentum Pictures primarily acquires theatrical, home entertainment and television distribution rights for motion pictures one motion picture at a time and, on occasion, pursuant to multi-picture agreements. A similar model is used in the Spanish operations. Motion Picture Distribution typically distributes those motion pictures for theatrical exhibition, for home entertainment, television viewing and ancillary markets. Motion Picture Distribution also holds a 51% interest in Alliance Atlantis Cinemas ("Cinemas"), a partnership with Famous Players Inc. ("Famous Players") that operates a chain of niche-focused movie cinemas in Canada.

        The Company completed an initial public offering for units of the Fund on October 15, 2003. The Company received gross proceeds of $254.0 million on the closing of the offering from the sale of a 49.0% interest in its motion picture distribution business. This sale was concluded through an initial sale of a 42.6% interest in the business to Distribution LP in exchange for 57.4% of the total outstanding LP units plus a promissory note, and then a further sale of a 6.4% interest was completed on the exercise of an over-allotment option by the underwriting group of the Fund. Distribution LP repaid the promissory note from net proceeds it received from the sale of LP units to the Fund, together with drawings on a new term loan from a group of financial institutions.

        In May, 2004, a subsidiary of Distribution LP completed the acquisition of Spanish film distributor Aurum Producciones, S.A. for cash consideration of $55.2 million including $1.8 million in cash expenses. The purchase price was funded through increased borrowing under Distribution LP's senior credit facility and the issuance of Class A Ordinary Limited Partnership Units ("Ordinary LP Units"). Distribution LP entered into an amended and restated credit agreement with its senior lenders to increase the authorized borrowing amount under its senior credit facility from $100.0 million to $125.0 million. The Fund completed a private placement of 1,436,000 Units from treasury at $10.45 per unit, through a syndicate of agents. The Fund applied the gross proceeds of the private placement to acquire Ordinary LP Units of Distribution LP. The Company exercised its preemptive rights and in doing so maintained its 51% interest in Distribution LP, by acquiring 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of $30.6 million from the offering of Ordinary LP Units. Aurum is the largest independent film distributor in Spain with a 5.0% market share of theatrical box office receipts in 2004. Aurum distributes motion pictures in Spain in all media (theatrical, video/DVD and television) and has a library of over 400 films.

        The Company continues to consolidate the operations of Distribution LP into its results. Net earnings and earnings per share are both reduced by amounts accrued to the 49.0% interest from the date of completion of the sale. Although an authorized credit facility, including a $50.0 million term loan and a $50.0 million revolving term credit facility, that has been secured by Distribution LP is non-recourse to the Company, the portion of the facility that has been drawn is included in the Company's reported consolidated total indebtedness. The Company's future cash flows will be impacted by the expected monthly distributions to holders of Distribution LP Units.

        Consistent with other income trusts, Movie Distribution Income Funds' fiscal year end is December 31. In order to align with the reporting schedule for Movie Distribution Income Fund, the Company has now adopted a year end of December 31.

        With the successful initial public offering of units in Movie Distribution Income Fund, the Company was able to accelerate debt reduction efforts, surface value in its motion picture distribution business and gain a partner to help finance future growth opportunities.

Results of Operations

        The following table presents a summary of Motion Picture Distribution operations for the three months and year ended December 31, 2004 and 2003 (in millions of Canadian dollars):

Three months ended December 31,	2004	2003	$ Increase (decrease)	% Increase (decrease)
	(unaudited)	(unaudited)
Revenue	147.2	127.3	19.9	15.6
Direct operating costs	115.6	106.3	9.3	8.7

Direct profit	31.6	21.0	10.6	50.5
Operating expenses	11.5	5.3	6.2	117.0

Earnings before undernoted (EBITDA)	20.1	15.7	4.4	28.0

Year ended December 31,		(pro forma) (unaudited)
Revenue	512.1	392.9	119.2	30.3
Direct operating costs	408.4	318.3	90.1	28.3

Direct profit	103.7	74.6	29.1	39.0
Operating expenses	30.8	22.4	8.4	37.5

Earnings before undernoted (EBITDA)	72.9	52.2	20.7	39.7

        The following table outlines further information on Motion Picture Distribution's revenue that has not been shown on the consolidated statements of earnings (loss) (in millions of Canadian dollars)(1).

(1)
Management does not focus on direct profit or EBITDA using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, video/DVD and television distribution channels.

	Theatrical	Video/DVD	Television	Total
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Three months ended December 31, 2004
Domestic Distribution	14.1	55.5	15.8	85.4
Momentum Pictures	0.4	25.2	2.4	28.0
Aurum	3.0	25.8	1.2	30.0
Cinemas	3.8	—	—	3.8
Three months ended December 31, 2003
Domestic Distribution	42.8	46.8	9.7	99.3
Momentum Pictures	0.8	20.7	2.3	23.8
Aurum	—	—	—	—
Cinemas	4.2	—	—	4.2

	Theatrical	Video/DVD	Television	Total
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Year ended December 31, 2004
Domestic Distribution	72.1	213.3	56.4	341.8
Momentum Pictures	12.8	71.0	8.6	92.4
Aurum	7.9	48.1	6.9	62.9
Cinemas	15.0	—	—	15.0
Year ended December 31, 2003
Domestic Distribution	96.6	162.3	47.5	306.4
Momentum Pictures	5.8	58.7	7.7	72.2
Aurum	—	—	—	—
Cinemas	14.3	—	—	14.3

        Revenue for the three months ended December 31, 2004 increased $19.9 million or 15.6% to $147.2 million compared to $127.3 million for the three months ended December 31, 2003. The acquisition of Aurum in May 2004 contributed $30.0 million to this favorable variance. This increase is offset by a decrease in Domestic Distribution of $13.9 million.

        Revenue for the year ended December 31, 2004 increased $119.2 million or 30.3% to $512.1 million compared to $392.9 million for the year ended December 31, 2003. The acquisition of Aurum in May 2004 contributed $62.9 million or 52.8% to this favourable variance with the remaining increase due primarily to the strong performance of Domestic Distribution and Momentum.

        For the three months ended December 31, 2004, Domestic Distribution's revenue decreased $13.9 million or 14.0% to $85.4 million primarily as a result of the prior year's quarter including the strong theatrical performance of The Lord of the Rings: The Return of the King and Elf. Domestic Distribution's revenue for the year ended December 31, 2004 increased $35.4 million or 11.6% to $341.8 million compared to $306.4 million for the year ended December 31, 2003. The increase in revenue was primarily due to strong video/DVD sales reflecting the video/DVD release of several successful pictures, including The Lord of the Rings: The Return of the King, Elf, Kill Bill: Volume I, Kill Bill: Volume II and Fahrenheit 9/11. The favourable increase in video/DVD revenue was offset by a decline in theatrical revenue. Theatrical revenue benefited from the successful release of The Notebook and Fahrenheit 9/11, which became the new record breaking box office gross for a documentary. Additionally, The Lord of the Rings: The Return of the King, which was initially released in the three months ended December 31, 2003, became the second highest all-time top grossing film in Canadian box office history, representing 12% of overall box office for 2004. The decline in theatrical revenue in 2004, however, can be primarily attributed to having only the third installment of the Lord of the Rings trilogy showing in theatres in 2004 as compared to having both the second and third installments of the Lord of the Rings trilogy showing in theatres in the prior year.

        Momentum's revenue was $28.0 million for the three months ended December 31, 2004 compared to $23.8 million in the prior year period. The 17.6% increase is attributable to the performance of video releases for Eternal Sunshine of the Spotless Mind and The Football Factory in the current quarter. Momentum's revenue was $92.4 million for the year ended December 31, 2004 compared to $72.2 million for the year ended December 31, 2003. The increase of $20.2 million or 28.0% in revenue is due to increases in both theatrical and video/DVD revenue. Theatrical revenue benefited from the successful release of Lost in Translation, which has become Momentum's highest grossing film at the box office, and the strong performance of Eternal Sunshine of the Spotless Mind noted above. The success of these two films at the box office also translated into strong video/DVD sales for the year. Additionally, Momentum's strong video/DVD sales reflected the video/DVD release of the successful and locally made The Football Factory, and the re-release of Reservoir Dogs.

        Aurum contributed $30.0 million and $62.9 million in revenue for the three months ended December 31, 2004 and the period from May, 2004 to December 31, 2004, respectively. Theatrical revenues included releases such as Mindhunters and The Phantom of the Opera. Video releases included The Lord of the Rings: The Return of the King and The Passion of the Christ.

        Cinemas revenue was $3.8 million and $15.0 million for the three months and year ended December 31, 2004, respectively, compared to $4.2 million and $14.3 million for the three months and year ended December 31, 2003, respectively. The increase for the year was primarily the result of an increase in theatre admissions, reflecting higher attendance.

        Direct profit for the three months ended December 31, 2004 increased 50.5% to $31.6 million. The acquisition of Aurum contributed $1.7 million or 16.0% to this variance. Domestic Distribution and Momentum were the main contributors to this improved performance. Direct profit for the year ended December 31, 2004 increased $29.1 million or 39.0% to $103.7 million compared to $74.6 million for the year ended December 31, 2003. The acquisition of Aurum in May 2004 contributed $6.2 million or 21.3% to this favourable variance with the remaining increase due to increases in Domestic Distribution and Cinemas, which were partially offset by a decrease in Momentum.

        The $5.1 million increase in direct profit for Domestic Distribution for the three months ended December 31, 2004 is primarily the result of prior year direct profit including significant print and advertising costs ("P&A") for the release of The Lord of the Rings: The Return of the King without including the revenue associated with these costs. The $23.4 million increase in the year to date period is a result of higher revenues as previously noted and the strong performance of Domestic Distribution's current year release slate.

        In the year ended December 31, 2004, Momentum's direct profit declined by $1.3 million due mainly to the poor theatrical performances of Compleat Female Stage Beauty and Wicker Park resulting in less revenue being available to offset P&A costs. Additionally, P&A incurred on Racing Stripes and Vera Drake, scheduled for theatrical release in 2005, further depressed direct profit as no theatrical revenue was recognized to defray the costs of P&A required to be expensed as incurred.

        Aurum contributed $1.7 million and $6.2 million in direct profit, or a direct margin of 5.6% and 9.9% in the quarter and year ended December 31, 2004, respectively. Aurum's direct margins have historically been lower than those of Domestic Distribution and Momentum. However, margins are expected to improve as a result of a new DVD distribution agreement and the new and improved agreements for DVD duplication, film prints and media buying.

        Direct margin for the three months and year ended December 31, 2004 was 21.5% and 20.2% respectively, compared to 16.5% and 19.0% in the prior year, respectively, due to the factors noted above.

        Operating expenses for the quarter ended December 31, 2004 increased $6.2 million to $11.5 million. Operating expenses for the year ended December 31, 2004 increased by $8.4 million to $30.8 million compared to $22.4 million for the year ended December 31, 2003. The variance comprises an increase in Domestic Distribution of $4.0 million and $7.2 million in the quarter and year to date period, respectively. The increase in

Domestic Distribution's operating expenses is a result of $1.0 million in costs relating to the Aurum acquisition, $3.1 million in compensation expense relating to the Long Term Incentive Plan ("LTIP"), and other miscellaneous increases. Additionally, Aurum contributed $2.1 million and $3.7 million to the increase in operating expenses in the quarter and year,respectively.

        The factors noted above contributed to a 28.0% and 39.7% increase in EBITDA in the three months and year ended December 31, 2004, respectively, compared to the same period in the prior year.

Entertainment

        The Entertainment business co-owns and co-produces the highly successful CSI franchise, acquires and distributes television programs to Canadian, American and international broadcasters, home video distributors, and sub-distributors, and produces a limited amount of in-house productions that align with the content needs of Broadcasting.

        Over the past five years the Company has significantly reduced capital-intensive production activities, as the international market for the type of production the Company traditionally produced has changed fundamentally. In fiscal 1999, the Company delivered over 325 hours of prime-time drama production, none of which was part of the CSI franchise. In the year ended December 31, 2004, the Company reduced prime-time drama production to just 72.0 hours, 81% of which were part of the CSI franchise. The decline in revenues in Entertainment is consistent with this strategy.

        The Company's Entertainment business is focused on (i) maximizing the value of the CSI franchise; and (ii) exploiting its library of programming rights worldwide.

  i.
  Maximize value of CSI franchise.    The CSI franchise, including CSI: Crime Scene Investigation, CSI: Miami and CSI: NY, is a 50/50 co-owned and co-production joint venture with CBS Productions, a subsidiary of Viacom Inc. The Company receives a 50% share of worldwide profits from all CSI properties in all media formats (after payment of third party participations including residuals and royalties), in perpetuity. Key revenue sources include U.S. network first window licence fees, U.S. second window cablecast/weekday syndication, U.S. weekend syndication, international first window, international second window, worldwide home video/DVD, and worldwide merchandising and licencing.

  ii.
  Licence and re-licence international library of program rights worldwide.    The Company continues to licence its library of approximately 1,000 titles, representing approximately 5,000 hours of programming rights. These rights are typically licenced in "bulk" deals to broadcasters and sub-distributors worldwide.

        As discussed in note 28 to the Company's consolidated financial statements, in the face of the continued weakened international demand for prime-time dramatic programming the Company conducted an extensive review of its Entertainment operations and took decisive action in December 2003 to restructure the Entertainment segment. Under the restructuring plan, Entertainment materially reduced the size and scope of its production business by eliminating entire categories of production such as new prime-time drama series (with the exception of the CSI franchise), movies-of-the-week and miniseries and in-house feature films. This step enabled the Company to significantly reduce staffing levels and to close certain production-related offices. The total impact of the restructuring on the Company's pre-tax earnings for the year ended December 31, 2003 was $223.7 million. With the restructuring substantially completed, the Company incurred a total of $3.9 million of additional pre-tax charges related to the restructuring during the year ended December 31, 2004.

        As part of Entertainment's restructuring plan, a decision was made to sell the Company's post-production businesses as they were no longer considered strategically important to the Company following the curtailment of production activities. Accordingly, the previously reported results of operations and financial position for these businesses have been reported as discontinued operations (see note 17 to the Company's consolidated financial statements).

        Following the significant review that was announced in December 2003, Entertainment is now primarily an international distributor of television content with limited involvement in the creation of content. The Company continues to sell titles from its catalogue, which contains approximately 1,000 titles and 5,000 hours, including CSI, from its international television distribution operation.

        The growth in Entertainment is expected to predominantly relate to the CSI franchise. The Company and CBS Productions recently began producing episodes of a second spin-off to the CSI franchise, CSI: NY. CBS network began airing CSI: NY on Wednesday nights during the 2004/2005 broadcast year starting September 22, 2004. Currently, the Company has licenced international broadcast rights, outside of the United States of America, to both the original CSI: Crime Scene Investigation and its spin-off CSI: Miami to more than 150 territories around the world, sharing worldwide revenues on a 50/50 basis with CBS Productions after certain distribution fees, marketing/distribution expenses, production costs and third-party profit participations. The Company has already secured international licence agreements for CSI:NY in Australia, France, Germany, Spain, the U.K and a number of other international markets.

        Entertainment generates revenue from the production and distribution of the CSI franchise domestically and internationally, the distribution of previously produced and acquired television programming and from the licencing of a limited amount of internally produced factual and kids programming.

Results of Operations

        The following table presents a summary of Entertainment operations for the three months and year ended December 31, 2004 and 2003 (in millions of Canadian dollars):

Three months ended December 31,	2004	2003	$ Increase (decrease)	% Increase (decrease)
	(unaudited)	(unaudited)
Revenue	104.0	79.2	24.8	31.3
Direct operating costs	76.3	251.9	(175.6)	(69.7)

Direct profit (loss)	27.7	(172.7)	200.4	116.0
Operating expenses	5.5	17.6	(12.1)	(68.8)

Earnings (loss) before undernoted (EBITDA)	22.2	(190.3)	212.5	111.7

Year ended December 31,	2004	2003	$ Increase (decrease)	% Increase (decrease)
		(pro forma) (unaudited)
Revenue	258.7	260.7	(2.0)	(0.8)
Direct operating costs	183.9	410.7	(226.8)	(55.2)
Direct profit (loss)	74.8	(150.0)	224.8	149.9
Operating expenses	24.6	35.7	(11.1)	(31.1)

Earnings (loss) before undernoted (EBITDA)	50.2	(185.7)	235.9	127.0

        The current quarter increase in revenue over the prior year is due to an increase in CSI revenues over the prior year's quarter of $57.5 million, or 160% mainly as a result of the addition of CSI: NY to the franchise as well as increased international sales, particularly through the Company's participation in exploitation revenues in the United States. The increase was offset by decreased other revenues resulting from fewer deliveries of non-CSI film and television programs as a result of the exit of most of the Company's production business.

        The slight decrease in revenues for the year ended December 31, 2004 over the prior year is the net result of an increase of $73.3 million or 55.6% in CSI franchise revenues offset by a decrease in other Entertainment revenues of $75.3 million or 58.4%. The increase in the CSI revenues for the year is the result of the delivery of an increased number of episodes with the addition of CSI: NY to the franchise, as well as increased international sales as noted above. Also, certain licence fees for the franchise were increased substantially as a result of the attainment of certain ratings. The decrease in other revenues is due primarily to the Company's previously articulated strategy of exiting all non-CSI prime time drama production. Also contributing to the decrease is the adoption of a change in accounting policy with respect to government financing and assistance, which was applied prospectively commencing January 1, 2004. The recognition of government financing and assistance changed from revenue to a reduction of the related production costs. The impact of this change in accounting policy was a reduction in revenue of $11.3 million for the year ended December 31, 2004. (See note 2 of the Company's consolidated financial statements).

        For the quarter ended December 31, 2004, CSI franchise revenue was $93.5 million compared to $36.0 million in the prior year period. For the year ended December 31, 2004, revenue from the CSI franchise was $205.1 million, representing 79.3% of Entertainment's revenue compared to $131.8 million or 50.6% for the prior year. The CSI franchise accounted for $39.5 million of Entertainment's direct profit in the three months ended December 31, 2004 compared to $7.8 million in the same period in the prior year. The CSI franchise accounted for $73.4 million of Entertainment's direct profit in the year ended December 31, 2004 compared to $45.1 million in the prior year. CSI will continue to be become a larger proportion of Entertainment operating results now that the Company has completed its exit from substantially all non-CSI dramatic production.

        The following table shows the Company's Entertainment production deliveries for the three months and year ended December 31, 2004 and 2003.

	Three months ended December 31,		Year ended December 31,
Production Deliveries	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Motion Pictures (number of films)	—	—	1.0	1.0

Television hours:
CSI Vegas/Miami/NY	27.0	17.0	58.0	46.5
Drama	5.0	27.5	14.0	52.0
Movies	—	—	—	4.5
Kids	—	11.0	9.5	19.5

	32.0	55.5	81.5	122.5
Factual	—	14.5	31.0	78.5

        Entertainment direct margin for the three months ended December 31, 2004 includes a 42.2% margin on CSI revenues compared to 21.7% margin on CSI revenues in the prior year's period. During the year ended December 31, 2004, the Company recorded a significant reduction in its investment in film and television programs, representing a reimbursement of production costs to be received over time. As a result of this reduction, sales of the CSI franchise generated higher margins in the year and will continue to do so in the future. Entertainment direct margin for the year ended December 31, 2004 includes a 35.8% margin on CSI revenues compared to 34.2% margin on CSI revenues in the prior year.

        Direct margin on other Entertainment revenues increased dramatically. In the prior year three months and year ended December 31, 2003 period, direct operating expenses included $158.9 million in investment in film and television program impairment charges in connection with the Entertainment restructuring. There is no such charge in the current quarter and year. The Company continues to reduce its production activities to a limited amount of production that align with the needs of its broadcasting operations, primarily in the genres of factual and kids programming.

        The decreases in Entertainment operating expenses in the quarter and year are primarily due to significant operating expenses incurred in the equivalent periods in the prior year with respect to the Entertainment restructuring undertaken in December 2003. The Company is also realizing the expected cost savings anticipated from the restructuring and expects these savings to continue into the future.

        The above contributed to a 111.7% and 127.0% increase in EBITDA for the three months and year ended December 31, 2004 over the comparable periods in the prior year.

Corporate and Other

        Corporate and Other is primarily a corporate services group providing support to the operating segments for information technology, finance, internal audit, human resources, legal, investor relations and other corporate services. Corporate and Other also holds corporate investments, which generate small revenue streams as well as corporate activities that are being wound down.

        Operating expenses in Corporate and Other were $14.5 million and $37.7 million in the three months and year ended December 31, 2004, respectively, compared to $13.1 million and $43.1 million in the same periods in the prior year. Prior year operating costs included a one-time lease abandonment charge of $8.3 million as well as non-recurring costs of $1.8 million related to the Company's structured financing business. After considering these one time charges, operating expenses increased primarily as a result of a significant increase in the Company's stock based compensation costs attributable to a significant increase in the Company's share price in the past year, as well as increased professional fees related the commencement of management's review and assessment of internal controls as required under Sarbanes Oxley and Bill C-198.

Other Statement of Earnings (Loss) Items

        Amortization    Amortization includes development costs charges, amortization of property and equipment, and amortization of other assets. Amortization was $4.8 million for the quarter ended December 31, 2004 compared to $34.6 million for the quarter ended December 31, 2003. For the year ended December 31, 2004, amortization decreased by $42.7 million to $21.3 million. This decrease is mainly a result of a reduction in unamortized development costs as a result of the restructuring of our Entertainment operations in the prior year, as described in note 28 of the Company's consolidated financial statements. In the prior year, $30.8 million in amortization related to the Entertainment restructuring resulting from decisions to abandon projects as a result of the restructuring. Also included in the prior year's amortization was a reduction of property and equipment of $1.0 million related to the abandonment of one of the Company's offices. For the year ended December 31, 2004 $1.9 million of the amortization expense was incurred in connection with the Entertainment restructuring plan.

        Interest    Interest expense decreased $10.8 million to $11.9 million for the three months ended December 31, 2004 compared to $22.7 million for the three months ended December 31, 2003. For the year ended December 31, 2004, interest expense decreased $29.8 million to $58.2 million compared to $88.0 million for the year ended December 31, 2003. The decrease is the result of the strengthening Canadian dollar relative to the US dollar, which reduced the interest expense on the Company's US denominated debt. In addition, lower borrowings on the Company's revolving credit facility resulted in decreased interest costs driven by the Company's continued debt reduction efforts. Interest income increased, reducing net interest expense, as a result of interest recognized with respect to long term receivables held by the Company. Net indebtedness (indebtedness less cash and cash equivalents) increased from $373.0 million at December 31, 2003 to $428.6 million at December 31, 2004, an increase of $55.6 million. The increase results from the Company's acquisition of Aurum, and from the $24.0 million premium paid on the redemption of the senior subordinated notes. The comprehensive refinancing undertaken by the Company in December 2004 is expected to significantly reduce interest costs in the future.

        The decrease in interest expense for the three months ended December 31, 2004 compared to December 31, 2003 is comprised of a $6.5 million decrease in cash interest expense and a $4.3 million decrease in non-cash interest charges. The decrease in interest expense for the year ended December 31, 2004 compared to the equivalent period in the prior year is comprised of a $21.7 million decrease in cash interest expense and a $8.1 million decrease in non-cash interest charges. These non-cash interest charges include a decrease in the interest capitalized to investment in film and television programs, which is in line with the Company's strategy to significantly reduce capital intensive production activities. The non-cash interest charges also include a decrease in amortized interest due to a change in accounting policy with respect to the amortization of interest previously capitalized, which was applied prospectively commencing January 1, 2004. The amortization of investment in film and television programs now includes the amortization of interest previously capitalized. (See note 2 of the Company's consolidated financial statements). As a result of this change in accounting policy, the amortization of investment in film and television programs includes $1.0 million of amortization of interest previously capitalized.

        For the quarter ended December 31, 2004, interest expense includes nominal amounts capitalized to investment in film and television programs compared to $2.4 million in the prior year's quarter. For the year ended December 31, 2004, interest expense is net of amounts capitalized to investment in film and television programs of $1.6 million compared to $8.5 million in the prior year. Interest expense for the quarter and year ended December 31, 2004 does not include amortization of interest previously capitalized to investment in film and television programs due to a change in accounting policy described above. However, $6.8 million and $13.5 million was included in interest expense in the prior year's quarter and year, respectively, for amortization of interest previously capitalized to investment in film and television programs.

        Deferred financing cost amortization totals $1.4 million for the quarter December 31, 2004 compared to $1.3 million in the prior year's quarter. Deferred financing cost amortization totals $5.3 million for the year ended December 31, 2004 compared to $6.8 million in the prior year. This decrease is a result of a reduction in deferred financing fees in the prior year as a result of decreasing the borrowing capacity on the Company's senior revolving credit facility. The decrease was partially offset by the amortization of deferred financing fees on Distribution LP's credit facilities. The Company incurred additional deferred financing costs of $8.5 million during the year ended December 31, 2004 as a result of the December 2004 comprehensive debt refinancing as well as amendments made to Distribution LP's credit facilities.

        Equity Losses in Affiliates    Equity losses in affiliates for the quarter ended December 31, 2004 was nil compared to $0.1 million for the quarter ended December 31, 2003. For the year ended December 31, 2004, equity losses remained consistent at $0.1 million compared to the prior year. Equity losses in affiliates include the Company's share of losses from its investments in two digital specialty television channels, One: The Body, Mind and Spirit Channel and Scream, and its investment in ExtendMedia Inc.

        Income Taxes    The income tax provision for the three months ended December 31, 2004 decreased by $41.5 million to a recovery of $1.9 million compared to the three months ended December 31, 2003. For the year ended December 31, 2004, income tax provision decreased $52.2 million to $0.6 million compared to $52.8 million in the equivalent period in the prior year. The decrease in the quarter and year is the result of management's assessment that certain future tax assets previously provided for are now expected to be recovered. The recovery of $22.1 million in valuation allowance was offset by certain adjustments to management's previous estimates related to certain tax exposures.

        Earnings (Loss) From Operations Before Undernoted And Discontinued Operations (Operating Earnings (Loss)) Operating loss for the three months ended December 31, 2004 was $10.4 million compared to an operating loss of $244.6 million for the three months ended December 31, 2003. Net operating loss for the three months ended December 31, 2004 was $2.9 million, compared to a net operating loss of $257.6 million in the three months ended December 31, 2003.

        On a per share diluted basis, net operating loss was $0.07 for the three months ended December 31, 2004 compared to net operating loss per share of $6.02 in the comparable period in the prior year.

        Operating earnings for the year ended December 31, 2004 was $9.8 million compared to an operating loss of $294.5 million for the year ended December 31, 2003. Net operating earnings for the year ended December 31, 2004 was $16.8 million, compared to a net operating loss of $309.4 million in the year ended December 31, 2003.

        On a per share diluted basis, net operating earnings was $0.39 for the year ended December 31, 2004 compared to net operating loss per share of $7.25 in the comparable period in the prior year.

        Adjusted Operating Earnings (Loss)    As defined on page 37, adjusted operating earnings for the three months ended December 31, 2004 was $25.7 million compared to $35.8 million of adjusted operating loss in the prior year's three months. Adjusted net operating earnings for the quarter ended December 31, 2004 was $20.2 million, compared to adjusted net operating loss of $123.9 million in the prior year's three months.

        On a per share diluted basis, adjusted net operating earnings was $0.46 for the quarter ended December 31, 2004 compared to adjusted net operating loss per share of $2.90 in the comparable period in the prior year.

        Adjusted operating earnings for the year ended December 31, 2004 was $49.1 million compared to $85.7 million of adjusted operating loss in the prior year. Adjusted net operating earnings for the year ended December 31, 2004 was $41.9 million, compared to adjusted net operating loss of $175.7 million in the prior year's period.

        On a per share diluted basis, adjusted net operating earnings was $0.96 for the year ended December 31, 2004 compared to adjusted net operating loss per share of $4.11 in the comparable period in the prior year.

        Net Investment (Gains) Losses, net Investment gains for the quarter ended December 31, 2004 total $1.8 million, and include a $5.0 million gain relating to a mark to market adjustment reflecting the change in fair value of rights to receive units in a certain investee, and a $1.1 million gain on the conversion and subsequent sale of units of one of the Company's investments. The Company also recorded a loss of $0.5 million as a result of a settlement with respect to warrants the Company held. Additionally, after a review by management of the valuations of certain investments carried at cost, the Company recorded a pre-tax impairment charge of $5.0 million. The Company also received funds upon the wind up of one of its investments with a carrying value of nil, resulting in a gain of $1.2 million. For the year ended December 31, 2004, investment gains total $2.2 million, and include a $6.2 million gain recognized reflecting the change in fair value of the right noted above, a $1.1 million gain on the conversion and subsequent sale of units of one of the Company's investments and a $1.2 million gain related to proceeds received noted above, offset by $0.2 million of losses incurred on the disposal of assets, $1.1 million loss on the warrants noted above, and a pre-tax impairment charge on its investments carried at cost totaling $5.0 million.

        Unusual Items    Unusual items were $36.1 million for the quarter and year ended December 31, 2004, compared to $12.0 million and $17.2 million for the quarter and year ended December 31, 2003, respectively. The Company refinanced its existing credit facilities on December 20, 2004 and recorded a $12.1 million write down of deferred financing costs associated with the previous revolving credit facility and senior subordinated notes, as well as a $24.0 million redemption premium related to the senior subordinated notes. Unusual items for the prior years' quarter include $12.0 million of severance and professional fees related to the December 2003 restructuring related to the Company's Entertainment business. Also, included in the prior year is a final production financing non-fulfillment payment made in July 2004, as well as additional severance and professional fees related to a March 2003 restructuring of the Company's Entertainment business.

        Net Earnings (Loss) The net earnings for the three months ended December 31, 2004 was $9.6 million compared to the net loss of $151.7 million for the three months ended December 31, 2003. On a basic and diluted basis, net earnings per share were $0.22 for the three months ended December 31, 2004 compared to a basic and diluted net loss per share of $3.54 for the three months ended December 31, 2003.

        The net earnings for the year ended December 31, 2004 was $29.7 million compared to the net loss of $182.1 million for the year ended December 31, 2003. On a basic and diluted basis, net earnings per share were $0.69 and $0.68 respectively for the year ended December 31, 2004 compared to net loss per share of $4.26 for the year ended December 31, 2003.

Liquidity and Capital Resources

Current and Short Term Liquidity

        The nature of our business is such that significant expenditures are required to produce and acquire television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. As well, launching new specialty television channels is capital intensive. This results in significant working capital requirements. The Company has historically financed its working capital requirements through a combination of cash flow from operations, the use of revolving credit facilities, and the issuance of debt.

        Working capital, comprising cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and deferred revenue, net of the revolving credit facility and the current portion of term loans, was a deficiency of $208.6 million at December 31, 2004 compared to a deficiency of $211.4 million at December 31, 2003, representing an improvement of $2.8 million. The most significant contributors to the improvement in the Company's working capital are the increase in accounts receivable caused by the increase in revenue, a decrease in accounts payable, excluding the acquisition of Aurum, caused by the repayment of production financing arrangements and the exit of certain production business, and the increase in operating cash flow offset by increases in income taxes payable and deferred revenue.

        The Company's operating cash flow (see note on non-GAAP measures on page 37 for the definition and calculation of operating cash flow) for the three months ended December 31, 2004 was an inflow of $5.9 million compared to an inflow of $13.6 million for the three months ended December 31, 2003, representing a decrease of $7.7 million. Operating cash flow for the year ended December 31, 2004 was an inflow of $36.6 million compared to an outflow of $70.7 million in the prior year, representing an increase of $107.3 million. These variances are due to an increase in operating earnings and a net reduction in investment in film and television programs and reflect the Company's previously articulated strategy to significantly reduce its capital-intensive production activities.

        The Company's free cash flow (see note on non-GAAP measures on page 37 for the definition and calculation of free cash flow) for the three months ended December 31, 2004 was an inflow of $32.7 million compared to an inflow of $198.8 million for the three months ended December 31, 2003, representing a decrease of $166.1 million. Free cash flow for the year ended December 31, 2004 was an outflow of $23.1 million compared to an inflow of $160.1 million, representing a decrease of $183.2 million. Free cash flow for the three months and year ended December 31, 2003 included proceeds of $162.4 million related to the initial public offering of Movie Distribution Income Fund. The quarter and year ended December 31, 2004 were positively affected by an increase in operating earnings and a net reduction in the investment in film account, and adversely affected by an increase in non-cash operating balances and the acquisition of Aurum. The increase in non-cash operating balances was mainly due to an increase in accounts receivable, which was caused by increased revenue, and reimbursements accrued with respect to costs incurred for one of the Company's productions.

        Any deficiencies in the Company's operating or free cash flow are typically funded by the Company's $175.0 million revolving credit facility or by debt or equity issuances.

        As previously mentioned, the Company's net debt, which comprises the revolving credit facility, term loans and senior subordinated notes, net of cash and cash equivalents, increased over the prior year by $55.6 million, from $373.0 million at December 31, 2003 to $428.6 million at December 31, 2004, primarily as a result of the acquisition of Aurum and the premium paid upon redemption of the Company's senior subordinated notes. This short-term debt increase is not significant and relates to capital transactions that will benefit the Company in the long term. The Company remains keenly focused on reducing its overall indebtedness. The Company expects to fund its debt reduction program through operating cash flow, driven in part by the continued ratings success of CSI and increased earnings in our Broadcasting operations.

        The Company completed an initial public offering for units of the Movie Distribution Income Fund on October 15, 2003. The Company received gross proceeds of $254.0 million on the closing of the offering from the sale of a 49% interest in our motion picture distribution business. As planned, these funds were used to significantly pay down the Company's debt. The Company continues to consolidate the operations of Distribution LP into the Company's results. Although a $50.0 million term loan that has been secured by Distribution LP is non-recourse to the Company, it is included in the Company's reported consolidated total indebtedness.

        In addition, the Fund's 49.0% interest in Distribution LP entitles it to at least 49.0% of the cash distributions of Distribution LP. Accordingly, the Company's future cash flows will be impacted by the expected monthly distributions to holders of LP Units. These distributions will be funded through cash flow from operations.

        Commitments    As disclosed in the notes to the consolidated financial statements, the Company has entered into various contracts which result in future cash flow commitments related to programming purchases, operating leases, certain broadcast intangible assets, production financing and term loans. The following table details the cash flow commitments over the next five years and thereafter related to these obligations. The Company plans to fund these commitments through cash flow from operations; however, any deficiencies in this cash flow will be funded by the Company's revolving credit facility (in millions of Canadian dollars).

	2005	2006	2007	2008	2009	Thereafter	Total
Term loans principal*	10.1	66.3	22.9	42.5	55.5	286.3	483.6
Interest on term loans*	17.9	17.4	16.6	15.5	13.5	24.1	105.0
Broadcast and distribution rights(1)	102.9	47.6	12.5	9.8	9.0	—	181.8
Operating leases(2)	16.3	13.1	10.3	9.6	9.3	79.8	138.4
Production financing arrangements*	14.7	1.4	—	—	—	—	16.1
Broadcast intangibles acquisition liabilities	2.0	2.0	1.0	—	—	—	5.0
Consulting contracts(3)	0.8	0.8	0.8	0.8	—	—	3.2

Total contractual obligations	164.7	148.6	64.1	78.2	87.3	390.2	933.1

*
Based on a U.S foreign exchange rate of $1.202 consistent with the rate as at December 31, 2004.

(1)
At December 31, 2004, in the normal course of business, the Company was committed under various agreements for the right to broadcast or distribute certain films and television programs in the future. Management estimates that these agreements will result in future expenditures of $181.8 million, which are not reflected on the balance sheet.

(2)
The Company is committed with respect to operating leases for office premises and equipment for the next 14 years, which are not reflected on the balance sheet.

(3)
During the nine-month period ended December 31, 2003, the Company entered into an arrangement with two former senior officers for them to provide consulting services to the Company for a five-year period ending December 31, 2008, for fixed annual fees of $0.8 million plus certain contingent bonuses based upon achievement of certain cash flow targets related to certain television series. The total of the fees and bonuses for the five-year period will be in the range of $4.0 million to $15.5 million. During the year ended December 31, 2004, $1.4 million was paid to the two former senior officers under this arrangement (refer to note 27 to the Company's consolidated financial statements).

Capital Resources

        In December 2004, the Company completed a refinancing of substantially all of its existing credit facilities. The existing senior revolving credit facility and senior subordinated notes were replaced by new senior secured credit facilities consisting of a five-year $175.0 million revolving credit facility, a five-year US$108.6 million term loan A credit facility, and a seven-year US$250.0 million term loan B credit facility.

        Revolving Credit Facility    At December 31, 2004, the revolving credit facility provided up to $175.0 million in available committed credit bearing interest at Banker's Acceptance or LIBOR rate plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus a margin of up to 75 basis points. At December 31, 2004 no amounts were drawn on this facility.

        The Distribution LP revolving credit facility provides up to $25.0 million in borrowings bearing interest at either the Canadian prime rate or the U.S. base rate plus a margin of 100 to 200 basis points, or the Banker's Acceptance rate or the LIBOR rate plus a margin of 200 to 300 basis points. The facility is a 364-day facility that can be extended for a further 364 days upon request and upon consent of lenders holding at least two thirds of the revolving credit facility commitment. On September 13, 2004, the facility was extended for a further 364 days with a maturity date of October 11, 2005.

        In May 2004, Distribution LP amended and restated its credit agreement. As a result, the term loan was modified to transfer $25.0 million of the term loan facility to the new revolving term credit facility. Additionally, $25.0 million in new credit was authorized, creating a new revolving term credit facility of $50.0 million. The new facility bears interest at the same interest rates as the initial term loan and matures on October 15, 2006. Distribution LP incurred fees of $1.0 million as a result of the modification to the facilities, which are being deferred and amortized.

        As at December 31, 2004, none of the revolving credit facility and none of the revolving term facility have been drawn and Distribution LP had unused credit facilities aggregating $75.0 million.

        Senior Subordinated Notes    The Company had US$300.0 million senior subordinated notes that were to mature December 15, 2009. At any time after December 15, 2004 the Company could redeem all or a portion of the notes at specific redemption prices plus accrued interest to the date of the redemption. In December 2004, as part of the Company's comprehensive refinancing, the senior subordinated notes were repaid, including a $24.0 million redemption premium.

        Term Loans    Term loans include the Company's five-year US$108.6 million term loan A credit facility and seven-year US$250.0 million term loan B credit facility. Term loans also include various industry loans, obligations under capital lease and a non-revolving term facility held by Distribution LP.

        Advances under the five-year US$108.6 million term loan A credit facility bear interest at the Banker's Acceptance or LIBOR rate plus a margin ranging from 75 to 175 basis points. Advances under the seven-year US$250.0 million term loan B credit facility bear interest at the LIBOR rate plus a margin of 175 basis points. The principal amount of all advances under the term loan A and term loan B credit facilities will be repaid in 19 and 27 consecutive quarterly installments, respectively, commencing June 30, 2005.

        In May 2004, Distribution LP's term loan was modified resulting in $25.0 million of the term loan balance being transferred to the new revolving term credit facility. At December 31, 2004, the entire $50.0 million non-revolving term facility held by Distribution LP was drawn. The Distribution LP term loan bears interest at either the Canadian prime rate and the U.S. base rate plus a margin of 100 to 200 basis points or the Banker's Acceptance rate and the LIBOR rate plus a margin of 200 to 300 basis points. The term loan matures on October 15, 2006.

        Capital Expenditures As at December 31, 2004 the Company had no firm capital expenditure commitments. The Company's capital expenditure budget for Calendar 2004 was funded primarily from cash flow from operations.

Long Term Liquidity

        Since the first quarter of fiscal 2002, the Company reduced its net debt defined as the Company's revolving credit facility, senior subordinated notes and term loans, net of cash, from a peak of $729.7 million to $428.6 million on December 31, 2004. With a continued keen focus on generating free cash flow, the Company successfully completed a refinancing of substantially all of its existing credit facilities. As a result, management expects significant interest expense savings in the future.

        In order to achieve the Company's long-term growth strategy, which may involve the launch of additional specialty television channels and Distribution LP's expansion into continental Europe, additional sources of capital may be required. With the successful initial public offering of units in Movie Distribution Income Fund completed on October 15, 2003, the Company was able to accelerate debt reduction efforts, and gain a partner to help finance future growth opportunities. Additionally, the Company has historically been successful in securing a committed senior revolving credit facility, and in raising debt and equity capital in the Canadian and U.S. markets. As in prior years, the Company was able to raise funds through increased borrowings under its senior credit facilities and through the issuance of Ordinary LP Units to finance the acquisition of Aurum during the current year.

        Management believes that the availability of the current revolving credit facilities, term loans, capital base and earnings from operations will be sufficient to fund the Company's operations and commitments for the foreseeable future, although there can be no assurance in this regard.

Related Party Transactions

        In the normal course of business, the Company acquires, at fair value, broadcast rights from minority interests who exert significant influence over subsidiaries of the Company. During the year ended December 31, 2004, these purchases totaled $7.6 million. At December 31, 2004, included in accounts payable are amounts due to these related parties of $4.5 million.

        The Company has entered into trademark and franchise payment agreements, at fair value, with minority interests who exert significant influence over subsidiaries of the Company. During the year ended December 31, 2004, the Company paid $3.6 million related to such agreements. At December 31, 2004, the amount due to these related parties was $5.8 million, of which $3.9 million is included in long-term liabilities pertaining to certain broadcast intangible assets described in note 6 to the Company's consolidated financial statements.

        During the year ended March 31, 2003, the Company provided loans, primarily for the purpose of financing working capital requirements, of $2.3 million to equity accounted investees. During the nine-months ended December 31, 2003 the Company provided further advances of $1.0 million. The loans bear interest at rates ranging from the Canadian prime rate plus 2.5% to 11.0%. Included in accounts receivable at December 31, 2004 is $4.2 million due from these related parties. During the year ended December 31, 2004 the Company recognized interest income of $0.5 million in connection with these loans.

        Loans, primarily for the purpose of share purchase, of $2.1 million are due from senior officers. The amounts are included in accounts receivable and are repayable on demand, bearing interest at the Company's marginal cost of borrowing.

        In 2003, the Company entered into an arrangement with two former senior officers to provide consulting services for a five-year period ended December 31, 2008. This arrangement has fixed annual fees of $0.8 million plus certain contingent bonuses based upon achievement of certain cash flow targets related to certain television series. The total of the fees and bonuses for the five-year period will be in the range of $4.0 million to $15.5 million, depending upon achievement of targets. During 2004, $1.4 million was paid to the two former senior officers under this arrangement.

        During 2004, Distribution LP incurred $1.0 million of costs related to the issuance of Fund Units. Upon the creation of the Fund in October 2003, $13.1 million of costs related to the issuance of Fund Units were borne by Distribution LP. These issue costs were deducted from the partners' capital of Distribution LP at the date of formation and subsequent issue of additional Fund units.

        At the time of the transfer of the net assets into Distribution LP, the Company agreed to discharge $24.3 million of liabilities included in the net assets transferred to Distribution LP. This amount was paid during the year ended December 31, 2004.

        On October 15, 2003, the Fund, and its wholly-owned trust, Holding Trust, the General Partner and Distribution LP entered into a Support Agreement. Under the terms of the Support Agreement, the General Partner will provide certain management, administrative and support services to the Fund and Holding Trust for the next 10 years and will be reimbursed by Distribution LP for all direct and indirect costs and expenses it incurs in the provision of services pursuant to the Support Agreement. For the year ended December 31, 2004, Distribution LP incurred expenses of $0.6 million in connection with the Support Agreement. For the period from October 15, 2003 to December 31, 2003, Distribution LP incurred expenses of $0.1 million in connection with the Support Agreement.

        The Company has established a Consideration Pool Plan, an Equity Bonus Pool Plan and a Capital Pool Plan for the benefit of certain qualifying employees of Distribution LP. The Company will fund 100% of these compensation plans, not Distribution LP.

        Consideration Pool Plan Under the Consideration Pool Plan, participating Distribution LP employees will be entitled to cash retention payments from a pool of up to $6.0 million to be paid over a four-year period, commencing in February 2005 and terminating January 2009. Payments to be made under this Plan will be recognized as compensation expense as earned by the participating employees throughout the term of this plan.

        Equity Bonus Pool Plan Under the Equity Bonus Pool Plan, participating employees will be entitled to cash awards from a pool of up to $10.0 million upon conversion or sale of Subordinated LP Units of Distribution LP owned by the Company. Payments to be made under this plan will be recognized as a compensation expense as earned by the participating employees over the expected life of the plan, which is based on management's estimate of the Conversion Date (as defined in the Limited Partnership Agreement).

        Capital Pool Plan Under the Capital Pool Plan, participating employees will be granted up to 600,000 options to purchase preferred shares of an indirect subsidiary of the Company at an exercise price of $0.01 per share.

        Provided that Distribution LP meets certain cash distribution targets, the options will vest at the rate of 25% per calendar year on December 31 of each year commencing in 2005. If vesting does not occur on December 31 of any calendar year because the distribution targets were not satisfied, the options that were to have vested will be carried forward and will vest on the date when the missed cash distribution payments are subsequently made. If the missed cash distribution payments are not made prior to the conversion date (as defined in the Limited Partnership Agreement), the options will terminate.

        After an option has been exercised, participants will have the right to exchange the preferred shares received for Subordinated LP Units (or if the exercise occurs on or after the conversion date, Ordinary LP units) on a one-for-one basis. If this right is exercised, the Company will have the right to substitute the Subordinated LP Units to be delivered with (i) Fund units (ii) cash or (iii) any combination of Subordinated LP Units, Fund units and cash.

        In addition to the options granted to participating employees, on a quarterly basis effective October 1, 2004, the General Partner will pay to each participant, as additional employment income, an amount equal to the quarterly distributions that the Company would be paid on the 600,000 Subordinated LP Units set aside under this Plan ("Employment Distribution Amount"). The Company will have no further rights to receive distributions on the 600,000 Subordinated LP Units governed by this Plan.

        For the year ended December 31, 2004, Distribution LP recorded compensation expense of $0.2 million in respect of Employment Distribution Amounts paid to participants under the Capital Pool Plan. No amounts were recognized as compensation expense in respect of the Consideration Pool Plan or the Equity Bonus Pool Plan.

        The Company made the first payment under the Consideration Pool Plan in February 2005 in the amount of $1.0 million.

Outstanding Shares

        The Company is authorized to issue an unlimited number of Class A Voting Shares and Class B Non-Voting Shares. At March 28, 2005 the Company had 1,005,447 Class A Voting Shares and 42,488,062 Class B Non-Voting Shares outstanding compared to 2,845,071 Class A Voting Shares and 40,387,164 Class B Non-Voting Shares outstanding as at December 31, 2004. The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances.

Off Balance Sheet Arrangements

        Standby Letters of Credit    The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit, issued by financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2004, the maximum potential liability under these guarantees was $28.1 million of which $14.8 million was for tax assessments which are currently under appeal and $13.3 million was for payments to be made under various distribution and licencing agreements. As at December 31, 2004, the Company does not expect to make any additional payments associated with these guarantees.

        Sale-Leaseback Arrangements    The Company has entered into various production financing arrangements with unrelated UK limited partnerships whereby all rights, title and interests to certain film and television programs have been sold to third parties that leased back to the Company the exclusive rights to distribute such programs for periods of up to 15 years. Under these arrangements, the Company is required to make periodic lease payments to the third parties. The Company has placed a portion of the cash proceeds received under the arrangements in an irrevocable trust for the benefit of the third parties to be used solely for satisfying the periodic lease payments. The cash proceeds placed in trust represent the discounted future lease payments due to limited partnerships. The Company believes that the possibility of it being required to make additional future payments related to these leases is remote. The Company has obtained guarantees for the obligations from unrelated financial institutions. The amount of funds in trust and the related lease obligations are not included in the Company's balance sheet. The amount of the lease obligations extinguished under these arrangements amounted to $157.8 million as at December 31, 2004.

        The Company believes that the possibility of these arrangements being terminated is remote as the right to terminate arises only if the bank guarantor fails to meet its obligations.

        Other Production Financing Arrangements    The Company entered into various production financing arrangements whereby the rights, title and interest to certain film and television programs were sold to unrelated limited partnerships that would in turn grant the Company the exclusive rights to distribute the production for an extended period. As consideration for these rights, the Company agreed to provide a series of minimum guarantee payments to the limited partnerships. The Company's obligation to make these future payments exactly equals the amounts due to the Company from the limited partnerships in respect of the initial sale of the productions. As the amounts due to the Company from the limited partnerships will be realized and the future minimum guarantee payments will be settled simultaneously, the Company has reported its receivable from the limited partnership and its payable to the limited partnership on a net basis. The receivables and payables under these arrangements amounted to $113.7 million as at December 31, 2004. The Company believes that the possibility of it being required to make additional future payments in respect of these obligations is remote.

Market Risk

        The Company is exposed to market risk related to interest rates and foreign exchange rates. The Company is authorized to enter into currency conversion and interest rate conversion agreements to modify the exposure to these risks, however, the Company does not engage in any speculative trading program.

        Foreign Exchange Risk    A significant portion of the Company's revenue and expenses are in currencies other than Canadian dollars and, therefore, are subject to fluctuations in exchange rates. Approximately 37% of our revenues for the year ended December 31, 2004 were derived from our foreign customers, a significant portion of which was denominated in U.S. dollars. Exchange rates may vary substantially and have an adverse impact on our results of operations, prospects or financial condition. The exposure to this foreign exchange risk has been mitigated by the Company's U.S. dollar denominated term loans and expenditures on certain film and television programs. As at December 31, 2004, there were nominal foreign exchange forward contracts outstanding.

        Interest Rate Risk    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its revolving credit facility and term loans. As at December 31, 2004, there were no interest rate conversion agreements outstanding.

        Credit Risk    Credit risk on the Company's accounts receivable is controlled as a significant portion is due from the Canadian federal government and other government agencies in addition to there being a wide variety of customers, markets and geographic areas to which the Company sells.

        Portfolio Risk    The Company owns a right to receive units in a publicly traded company. The amount is recorded in the financial statements at its market value. The market value of the right may vary substantially. During the year ended December 31, 2004 the Company recognized gains of $6.2 million reflecting the change in fair value of the right.

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

        Film and television programs    The Company accounts for its production and distribution of film and television programs in accordance with AICPA Statement of Position 00-2, "Accounting By Producers and Distributors of Film" ("SOP 00-2"). SOP 00-2 requires that film and television costs of production and acquisition are amortized using the individual film forecast method under which such costs are amortized for each film or television program in the ratio of revenue earned in the current period for such title to management's estimate of the total revenue to be realized from all media and markets for that title. Management regularly reviews and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write down of the film and television asset to the estimated fair value amount. Results of operations in future years are dependent upon the amortization of film and television costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period. If estimates of ultimate revenues change with respect to a film or television program, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs. The fair value of the film or television program is determined using management's estimates of future revenues and costs under a discounted cash flow approach and a write down equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film or television program is recorded in direct operating costs.

        During the nine-months ended December 31, 2003, the Company conducted an extensive review of its Entertainment operations and concluded that it would significantly and permanently reduce the size and scope of its production business. As a result, management's estimates of total revenue from all media and markets for certain titles held by Entertainment were revised, resulting in the recognition of a $158.9 million write down to investment in film and television programs. This write down was included in direct operating costs for the nine months ended December 31, 2003. No further write-downs of Entertainment investment in film and television programs are anticipated in connection with this restructuring.

        Although the Company has diversified its product mix with respect to the production and distribution of film and television programs, we cannot be certain that a write down will not have a significant impact on its results of operations, prospects or financial condition.

        Investments    The valuation of cost and equity accounted investments is regularly reviewed by management to ensure that any decline in market value that is considered other than temporary has been reflected in the related carrying value of the investment. In making that assessment, several factors are considered, including the amount by which the market value exceeds carrying value, the duration of the market value decline and the investees' expected future cash flows and earnings. The Company recorded in investment (gains) losses line on the statement of earnings (loss) non-cash impairment charges of $5.0 million for the year ended December 31, 2004, $5.8 million for the nine-months ended December 31, 2003 and $38.6 million for the year ended March 31, 2003.

        Goodwill and Broadcast Licences    On April 1, 2001, the Company adopted the recommendations of the new Canadian Institute of Chartered Accounts ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets". Previously, the Company amortized goodwill on a straight-line basis over periods of up to 40 years and broadcast licences on a straight-line basis over a period of 40 years. Based on the new standard, goodwill and broadcast licences of the Company are no longer amortized but are tested for impairment annually at December 31, or more frequently if impairment indicators arise, to determine if an impairment loss should be recognized. Impairment indicators include the existence of significant restructuring plans, the existence of significant adverse changes in the business climate and the existence of significant write-downs of assets. Fair value is based on discounted estimated future cash flows from operations. Based on the valuation testing performed for the year ended December 31, 2004, the Company determined that its goodwill and other intangible assets were not impaired. A significant downward revision in the estimated future cash flows could result in a material impairment of the Company's goodwill and broadcast licences under CICA Handbook Section 3062.

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

        The provision for loans receivable is based on specifically identified loans when management believes that collection is doubtful.

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

        Income tax reassessments    The Company is subject to periodic reassessments in respect of prior years' income tax returns. Management sets a provision for expected losses in relation to the possibility of any challenges of previous filing positions and believes these provisions to be adequate. In November 2003 and December 2002, a subsidiary of the Company received provincial and federal income tax reassessments respectively for approximately $21.2 million, including interest and penalties. The provincial and federal income tax reassessments relate to the same issues. The Company intends to pursue all available administrative and judicial appeals in respect of these reassessments. The Company strongly believes that it will prevail because, in the opinion of management, the reassessments run counter to the applicable law and certain previous rulings. A liability for the amount will be recorded should it become probable that the income tax authority's position will be upheld.

Accounting Changes and Recent Accounting Pronouncements

        In 2003, the CICA issued a new Handbook Section 1100, "Generally Accepted Accounting Principles". The section mandates a new approach in determining the appropriate treatment for transactions for which the accounting is not specifically addressed in the Handbook. Effectively, it requires an enterprise to decide the treatment of a transaction by carefully considering analogous situations in the Handbook, basic financial statement concepts and, if appropriate, other relevant authoritative literature. As a result of the new Section, the Company no longer uses historical industry practice as a source of authority, and accordingly on January 1, 2004 adopted the following changes prospectively:

  (i)
  The recognition of government financing and assistance changed from revenue to a reduction of the related production costs. The impact on the year ended December 31, 2004 is a reduction in revenue of $11.3 million, a reduction of direct operating expenses of $10.4 million and a reduction of direct profit of $0.9 million.

  (ii)
  The amortization of interest previously capitalized of $1.0 million for the year ended December 31, 2004 has been recorded as a direct operating expense rather than as interest expense.

  (iii)
  The amortization of broadcast program rights now begins when the program licence window commences and not when the program is premiered. The impact on the year ended December 31, 2004 is an increase in direct operating expenses of $5.6 million.

        In 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The section requires that an entity recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The adoption of this standard had no material impact on the Company's results of operations or financial position.

        In December 2003, the Emerging Issues Committee of the CICA released EIC-141, "Revenue Recognition" and EIC-142, "Revenue Arrangements with Multiple Deliverables". EIC-141 provides interpretive guidance on the application of CICA Handbook Section 3400, "Revenue". Specifically, this EIC presents the criteria to be met for revenue recognition to be considered achieved. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. The adoption of these standards had no material impact on the Company's results of operations or financial position.

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

        In January 2005, the CICA issued Handbook Section 3855, "Financial Instruments — Recognition and Measurement". The section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

        In January 2005, the CICA issued Handbook Section 3865, "Hedges". The Section provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

        In January 2005, the CICA issued Handbook Section 1530, "Comprehensive Income". The section introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income, but in a transparent manner. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

Financial Instruments

        The estimated fair values of financial instruments as at December 31, 2004 is based on relevant market prices and information available at the time. The carrying values of cash and cash equivalents, loans receivable, revolving credit facilities, accounts payable and accrued liabilities and term loans approximate the fair values of these financial instruments.

        Financial instruments with carrying values different from their fair values include:

	December 31, 2004
	Carrying Value	Fair Value
	(in millions of Canadian dollars)
Financial assets
Investments	16.4	22.9

        Accounts receivable are recognized at fair value, based on discounting future cash flows using rates currently available for similar instruments. At December 31, 2004, included in accounts receivable are amounts due beyond December 31, 2005 totalling $28.4 million (December 31, 2003 — $30.9 million). Also included in accounts receivable is a long-term receivable of $65.5 million related to one of the Company's productions. The amount will be collected in monthly instalments of $2.2 million until July 2007. The receivable was recognized at its fair value, being the sum of discounted future cash flows using rates available for similar instruments.

        The fair value of investments is based on the trading value of publicly traded investees at December 31, 2004.

        As part of the November 2003 sale of the Company's investment in Galaxy Entertainment Inc. to the Cineplex Galaxy Limited Partnership, the Company received a right to receive 679,498 Series 2-G Limited Partnership Units if the Cineplex Galaxy Limited Partnership achieved certain cash flow targets. During the year ended December 31, 2004, these cash flow targets were met, and accordingly, an investment gain of $6.2 million was recognized reflecting the change in fair value of the right. The right is valued based on the trading price of the underlying units, which was $14.70 per unit on December 31, 2004. The fair value also includes $0.8 million in distributions earned but not yet received.

Industry Risk and Uncertainties

        The television and motion picture industries and specialty television broadcasting have always involved a substantial degree of risk. There can be no assurance of the economic success of any motion picture, television program or specialty television channel as revenue derived depends on audience acceptance, which cannot be accurately predicted. Audience acceptance is a factor not only of the response to the television program's or motion picture's artistic components or the specialty television channel's content, but also to the reviews of critics, promotions, the quality and acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly and many of which are beyond the Company's control. A lack of audience acceptance for any of the CSI franchise, motion pictures distributed by Distribution LP or specialty television channels owned by the Company could have an adverse effect on its businesses, results of operations, prospects and financial condition.

        In addition, television production and distribution costs, motion picture distribution costs and broadcasting programming costs, continue to rise. The Company's businesses are also impacted by prevailing advertising rates, which are subject to fluctuation. A substantial portion of the broadcasting revenue is from advertising sales. The Company competes for advertising sales with other television channels, radio and print media. The Company's inability to generate advertising revenue could adversely affect its operating results, prospects or financial condition. Specialty television channel operators rely on fees from subscribers, which are shared with cable and DTH operators, to provide a substantial portion of their revenue while they build an audience and advertising support. The subscriber penetrations, and therefore subscriber revenues, of any particular specialty television channel can be affected by the attractiveness of the packaging scenarios presented to subscribers by the cable and DTH satellite operators.

        Generally, television programs are produced under contracts that provide for licence fee revenue that may not cover all anticipated production costs. The "gap" or production deficit between these fees and production costs can be substantial. The ability to recover the production deficit and the realization of profits, if any, are generally dependent upon the ability to distribute the programs in multiple geographic regions, including international markets, or through multiple distribution channels. There is a risk that some of the Company's television programs, motion pictures distributed, or specialty television channels will not be successful, which could result in a failure to recoup costs or realize profits. The Company cannot be certain that revenue from existing or future projects would replace a possible loss of revenue associated with the cancellation of any particular project or poor results of any particular specialty television channel.

        The production, completion and distribution of television programs requires a significant amount of capital. Actual television program costs may exceed their budgets. Factors such as labor disputes, death or disability of a star performer, technology changes relating to special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or hamper completion of a television production. Although the Company generally completes television productions within budget, the Company cannot be certain that it will continue to do so. In the event of substantial budget overruns the Company may have to seek additional financing from outside sources in order to complete production of a television project. The Company cannot be certain of the availability of such financing or that such financing will be available on terms acceptable to the Company. In addition, in the event of substantial budget overruns, the Company cannot be certain that it will be able to recoup such costs. Failure to recoup any of these costs could have an adverse impact on the Company's businesses, results of operations, prospects and financial condition. Notwithstanding the foregoing, as the CSI franchise programs are the main focus of the Company's television production activities, many of the risks associated with new production activity is minimized.

        The business of producing and distributing television programs and distributing motion pictures is highly competitive. We face intense competition from other Canadian and international producers and distributors, many of whom are substantially larger and have greater financial resources than we do and some of which own their own television networks. We compete with other television production companies for ideas and storylines created by third parties as well as for actors, directors and other personnel required for a production. In addition, the CRTC and foreign regulatory authorities continue to licence additional television channels, thereby further fragmenting the television audience, increasing competition and creating downward pressure on program licence fees. The Company cannot be certain that it will be able to successfully compete in these areas in the future or that we will continue to acquire rights to additional successful programming or enter into agreements for the financing, distribution or licencing of programming on terms favourable to us. Our failure to do so could have an adverse impact on our businesses, results of operations, prospects or financial condition.

        The Company's specialty television channels are regulated by the CRTC, which grants and renews licences. The Company's CRTC broadcast licences must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. The Company's inability to renew any of its licences on favourable terms, or at all, would have an adverse impact on its results of operations, prospects or financial condition. Changes in the regulations governing the Company's specialty television channels, including decisions by regulators affecting its broadcast operations, such as the granting or renewal of licences or the granting of additional broadcast licences to the Company's competitors, or the introduction of new regulations by regulators, could adversely impact the Company's operating results, prospects or financial condition.

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

        The Company's Motion Picture Distribution business obtains distribution rights from content suppliers to exploit motion pictures in all media. In Canada, Distribution LP has exclusive output agreements with a limited number of U.S.-based independent studios, including New Line Cinema, Miramax Films and Focus Features and Newmarket Films and enters into distribution agreements in respect of individual motion pictures less frequently. Conversely, in the United Kingdom and Spain, Distribution LP most often enters into distribution agreements in respect of individual motion pictures, and as a result of this, it is able to draw on a wider range of content suppliers in that territory. Overall, a relatively small number of producers represent a substantial proportion of the Motion Picture Distribution business total revenue. For the year ended December 31, 2004, motion pictures acquired under these three output agreements accounted for approximately 46.0% of Distribution LP's revenue. Management believes that Distribution LP's financial performance is, and will continue to be, significantly dependent on Distribution LP's continued relationship with these content suppliers and the ability of these content suppliers to continue to produce motion pictures that receive significant audience acceptance.

        Distribution LP has longstanding relationships with its three principal content suppliers and has renewed the relevant output agreements on multiple occasions. However, each of these agreements will expire between 2005 and 2007 and there can be no assurance that all or any of them will be renewed at all, or on terms as favourable to the Company as the current agreements. In particular, any of Distribution LP's content suppliers could instead elect to enter into exclusive distribution agreements with a competitor of the Company. Certain of the independent studios with which the Company currently has a significant Canadian distribution relationship, including Miramax, New Line and Focus Features, are affiliates of major studios that have their own distribution capability in Canada. There can be no assurance that these or other content suppliers to Distribution LP would not determine, or be required by their respective affiliates, to use this captive distribution capability rather than contracting with the Company for distribution rights. The loss of one or more of these distribution agreements with a significant content supplier could have a material adverse effect on the business of Distribution LP.

        The entertainment industry in general, and the motion picture distribution industry in particular, continues to undergo significant changes, primarily due to technological developments. Due to this rapid growth of technology and shifting consumer tastes, the Company cannot accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of motion pictures and television series. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was previously predicted. Although the Company has benefited from the rapid growth in the DVD market, there can be no assurance that such growth and penetration rates will continue. Additionally, technological advances and the conversion of motion pictures into digital formats have made it easier to create, transmit and "share" high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through unauthorized set-top boxes and other devices and through unlicenced broadcasts on free TV. As a result, users may be able to download and distribute unauthorized or "pirated" copies of copyrighted motion pictures over the Internet. As long as pirated content is available to download digitally, some consumers may choose to digitally download pirated motion pictures rather than pay for legitimate motion pictures or to purchase pirated DVD's of motion pictures or of boxed sets of television series from unauthorized vendors.

        In the broadcast sector, personal video recorders and similar embedded digital technology enable consumers to program shows to be watched at a later date and to bypass the commercials. If the use of such devices to bypass commercials should become widespread, there could be a negative impact on our advertising revenue. In addition, there is some pressure from both the private and public sectors to migrate all cable analog broadcast services to digital technology ("digital migration") in order to free up the limited bandwidth for other uses. Because of its labour intensive technology, analog channels are offered by cable companies grouped together as tiers and not on an individual or theme basis. Therefore, cable analog subscribers are currently required to subscribe for an entire tier in order to receive particular channels of their choice. Subscribers of analog channels do not have the flexibility that digital offers in subscribing for theme based or individual pick and pay channels. If digital migration takes place and if the cable companies are permitted to offer their subscribers theme based or individual pick and pay channels, there is a risk that current subscribers to one or more of our analog channels as part of a cable tier may not choose to subscribe to the Company's channels once they are available in digital format.

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

        Distribution rights to motion pictures are granted legal protection under the copyright laws of Canada, the United Kingdom, Spain and most other foreign countries, which impose substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures. From time to time, various third parties contest or infringe upon the Company's intellectual property rights. There can be no assurance that the Company's actions to establish and protect trademarks and other proprietary rights will be adequate to prevent imitation by others of motion pictures distributed by the Company or to prevent third parties from seeking to block the Company's distribution of motion pictures as a violation of their trademarks and proprietary rights. Moreover, there can be no assurance that others will not assert rights in, or ownership of, the Company's trademarks and other proprietary rights, or that the Company will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of Canada, the United Kingdom or Spain.

        Results of operations for any period are significantly dependent on the number, timing and commercial success of motion pictures delivered or made available to various distribution platforms during that period, none of which can be predicted with certainty. Consequently, the Company's results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. In addition, where the Motion Picture Distribution business obtains distribution rights under an output agreement or multi-picture agreement, the anticipated exhibition schedule of motion pictures for their theatrical release and exploitation through successive distribution windows is not consistent from year to year. Consequently, the Company's revenue fluctuates from period to period.

        The Motion Picture Distribution business may also experience variation in its operating results, particularly in respect of theatrical exhibition revenues, as a result of an undersupply of motion pictures. This may occur due to seasonal variations in the major studios' release schedules or during a period when the business has been unable to, or determined not to, secure distribution rights to available motion pictures. In this circumstance, the Company's overall revenues would be adversely affected, and although it would not incur the distribution and P&A costs associated with a theatrical or other release, its distributable cash may nevertheless be adversely affected.

Use of Non-GAAP Financial Measures

        In addition to the results reported in accordance with Canadian GAAP, the Company uses various non-GAAP financial measures, which are not recognized under Canadian or United States GAAP as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user's understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between years. The following discussion defines the measures that the Company uses and explains why management believes they are useful measures of performance:

        Earnings before undernoted (EBITDA) and direct profit    The Company uses EBITDA and direct profit to measure operating performance. EBITDA, calculated using figures determined in accordance with Canadian

GAAP, is defined as earnings before undernoted, which are earnings before amortization, unusual items, interest, equity losses in affiliates, minority interest, investment gains and losses, dilution gains, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Direct profit is defined as revenue less direct operating expenses, as defined in note 25 to the Company's consolidated financial statements.

        Operating earnings (losses) and net operating earnings (losses)    Operating earnings (losses) has been defined as earnings (loss) from operations before undernoted and discontinued operations, which are earnings before investment gains and losses, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Net operating earnings (losses) is defined as operating earnings (losses), net of an applicable portion of income tax.

        Adjusted EBITDA, adjusted operating earnings (losses), and adjusted net operating earnings (losses) Earnings (loss) before undernoted and earnings (loss) from operations before undernoted and discontinued operations include cash and non-cash items that relate to restructuring activities in Entertainment in Fiscal 2004. Additionally, Calendar 2004 earnings (loss) from operations before undernoted and discontinued operations also includes $12.1 million related to the write down of deferred financing costs associated with the Company's previous senior revolving credit facility and senior subordinated notes, as well as a $24.0 million redemption premium related to the senior subordinated notes. Management does not expect to undertake restructuring activities or refinancing activities of a similar magnitude or nature in the imminent future and therefore believes that the impact of these activities and their associated charges should be eliminated when evaluating the current operating performance of the Company. For this reason, management has also used adjusted EBITDA, adjusted operating earnings, and adjusted net operating earnings to evaluate the performance of the business. Adjusted EBITDA has been defined as EBITDA less cash and non-cash restructuring items included in earnings (loss) before undernoted, adjusted operating earnings (loss) has been defined as operating earnings (loss) less cash and non-cash restructuring items included in earnings (loss) from operations before undernoted, the write down of deferred financing costs, and the redemption premium on the senior subordinated notes, and adjusted net operating earnings has been defined as adjusted operating earnings (loss), net of an applicable portion of income tax.

        Operating cash flow and free cash flow Operating cash flow is defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less investments in property and equipment. Free cash flow is defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities. Operating cash flow and free cash flow are measures used by the Company to measure its operating performance. Management uses operating cash flow and free cash flow to assess the Company's ability to satisfy working capital needs, repay debt and fund capital expenditures and acquisitions. These non-GAAP financial measures are provided to give users and investors a better understanding of the Company's cash flow from normal or operational business activities.

        While many in the financial community consider these non-GAAP financial measures to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, net earnings (loss) from operations before discontinued operations, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached consolidated financial statements. In addition, these and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. EBITDA, direct profit, operating earnings (losses), net operating earnings (losses), adjusted EBITDA, adjusted operating earnings (losses) and adjusted net operating earnings (losses) have been reconciled to their related Canadian GAAP measures on pages 39 to 43. Operating cash flow and free cash flow have been reconciled to their related Canadian GAAP measures on page 41 and 43.

        The following table presents a reconciliation of net earnings (loss), as reported under Canadian GAAP, to EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss), and net adjusted operating earnings (loss) for the three months and year ended December 31, 2004 and 2003 (in millions of Canadian dollars):

	For the three months ended December 31,		For the year ended December 31,
	2004	2003	2004	2003
		(unaudited)		(proforma) (unaudited)
Net earnings (loss) for the period, as reported under Canadian GAAP	9.6	(151.7)	29.7	(182.1)
Add: Discontinued operations, net of tax	0.5	(15.1)	(4.1)	(16.3)
Provision for (recovery of) income taxes	(1.9)	39.6	0.6	52.8
Foreign exchange (gains) losses	(15.8)	(1.5)	(22.4)	(47.5)
Dilution gains	—	(145.1)	—	(145.1)
Investment losses (gains), net	(1.8)	(1.0)	(2.2)	11.1

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss))	(10.4)	(244.6)	9.8	(294.5)
Add: Minority interest	8.4	8.3	34.0	11.2
Equity losses in affiliates	—	0.1	0.1	0.1
Interest	11.9	22.7	58.2	88.0
Unusual items	36.1	12.0	36.1	17.2
Amortization, including development costs charges	4.8	34.6	21.3	64.0

EBITDA	50.8	(166.9)	159.5	(114.0)
Add: Operating expenses	47.2	53.4	152.5	160.6

Direct profit (loss)	98.0	(113.5)	312.0	46.6
Operating earnings (loss)	(10.4)	(244.6)	9.8	(294.5)
Less: Provision for (recovery of) income taxes on operating earnings (loss)	(7.5)	13.0	(7.0)	14.9

Net operating earnings (loss)	(2.9)	(257.6)	16.8	(309.4)
Operating earnings (loss)	(10.4)	(244.6)	9.8	(294.5)
Add: Restructuring items in amortization, including development costs charges	—	30.8	1.9	30.8
Restructuring items and refinancing costs included in unusual items	36.1	12.0	36.1	12.0
Restructuring items included in direct operating costs	—	165.3	—	165.3
Restructuring items included in operating expenses	—	0.7	1.3	0.7

Adjusted operating earnings (loss)	25.7	(35.8)	49.1	(85.7)
Adjusted operating earnings (loss)	25.7	(35.8)	49.1	(85.7)
Less: Provision for (recovery of) income taxes on adjusted operating earnings (loss)	5.5	88.1	7.2	90.0

Adjusted net operating earnings (loss)	20.2	(123.9)	41.9	(175.7)
EBITDA	50.8	(166.9)	159.5	(114.0)
Add: Restructuring items included in operating expenses	—	0.7	1.3	0.7
Restructuring iems included in direct operating expenses	—	165.3	—	165.3

Adjusted EBITDA	50.8	(0.9)	160.8	52.0

        The following table presents a reconciliation of diluted net earnings (loss) per common share, as reported under Canadian GAAP, to diluted net earnings (loss) from operations before undernoted per common share, net of applicable taxes (net operating earnings (loss) per common share) and to adjusted net operating earnings (loss) per common share for the three months and year ended December 31, 2004 and 2003:

	For the three months ended December 31, 2003
	2004	2003
		(unaudited)
Net earnings (loss) per common share, as reported under Canadian GAAP	0.22	(3.54)
Discontinued operations, net of income taxes of $1.4 million (December 31, 2003 — $1.4 million)	(0.01)	0.35

Net earnings (loss) per common share before discontinued operations, as reported under Canadian GAAP	0.21	(3.19)
Foreign exchange (gains) losses, net of income taxes of $4.0 million (December 31, 2003 — $0.8 million)	(0.27)	(0.05)
Investment losses (gains), net of income taxes of $1.5 million (December 31, 2003 — $1.2 million)	(0.01)	—
Dilution gains, net of income taxes of nil (December 31, 2003 — $26.2 million)	—	(2.78)

Net operating earnings (loss) per common share	(0.07)	(6.02)
Net operating earnings (loss) per common share	(0.07)	(6.02)
Restructuring items in amortization, including development costs charges, net of income taxes of nil (December 31, 2003 — $11.1 million)	—	0.46
Restructuring items and refinancing costs included in unusual items, net of income taxes of $13.0 million (December 31, 2003 — $4.4 million)	0.53	0.18
Restructuring items included in direct operating expenses, net of income taxes of nil (December 31, 2003 — $59.4 million)	—	2.47
Restructuring items included in operating expenses, net of income taxes of nil (December 31, 2003 — $0.3 million)	—	0.01

Adjusted net operating earnings (loss) per common share	0.46	(2.90)

	For the year ended December 31, 2003
	2004	2003
		(proforma) (unaudited)
Net earnings (loss) per common share, as reported under Canadian GAAP	0.68	(4.26)
Discontinued operations, net of income taxes of $1.4 million (December 31, 2003 — $0.8 million)	0.10	0.38

Net earnings (loss) per common share before discontinued operations, as reported under Canadian GAAP	0.78	(3.88)
Foreign exchange (gains) losses, net of income taxes of $5.8 million (December 31, 2003 — $10.3 million)	(0.38)	(0.87)
Investment losses (gains), net of income taxes of $1.7 million (December 31, 2003 — $1.5 million)	(0.01)	0.28
Dilution gains, net of income taxes of nil (December 31, 2003 — $26.2 million)	—	(2.78)

Net operating earnings (loss) per common share	0.39	(7.25)
Net operating earnings (loss) per share	0.39	(7.25)
Restructuring items in amortization, including development costs charges, net of income taxes of $0.7 million (December 31, 2003 — $11.1 million)	0.02	0.47
Restructuring items and refinancing costs included in unusual items, net of income taxes of $13.0 million (December 31, 2003 — $4.4 million)	0.53	0.19
Restructuring items included in direct operating expenses, net of income taxes of nil (December 31, 2003 — $59.4 million)	—	2.47
Restructuring items included in operating expenses, net of income taxes of $0.5 million (December 31, 2003 — $0.3 million)	0.02	0.01

Adjusted net operating earnings (loss) per common share	0.96	(4.11)

        The following table presents a reconciliation of cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP, to operating cash flow and free cash flow for the three months and year ended December 31, 2004 and 2003 (in millions of Canadian dollars):

	For the three months ended December 31,		For the year ended December 31,
	2004	2003	2004	2003
		(unaudited)		(proforma) (unaudited)
Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	27.9	32.4	9.2	(6.0)
Less: Net changes in other non-cash balances related to operations	21.5	18.5	(31.9)	60.9
Add: Investment in property and equipment	(0.5)	(0.3)	(4.5)	(3.8)

Operating cash flow(1)	5.9	13.6	36.6	(70.7)

Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP(1)	27.9	32.4	9.2	(6.0)
Add: Cash and cash equivalents used in investing activities	4.8	166.4	(32.3)	166.1

Free cash flow	32.7	198.8	(23.1)	160.1

(1)
Operating cash flow is defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less investments in property and equipment. Free cash flow is defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities. Operating cash flow and free cash flow are measures used by the Company to measure its operating performance. Management uses operating cash flow and free cash flow to assess the Company's ability to satisfy its working capital needs, repay debt, and fund capital expenditures and acquisitions. These non-GAAP financial measures are provided to give users and investors a better understanding of the Company's cash flow from normal or operational business activities. Operating cash flow and free cash flow and related measures may or may not be consistent with the calculation of similar measures for other companies and should not be viewed as alternatives to cash and cash equivalents provided by (used in) operating activities or other measures of performance calculated in accordance with Canadian GAAP.

        The following table presents a reconciliation of net earnings (loss), as reported under Canadian GAAP, to EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss), and net adjusted operating earnings (loss) for the nine months ended December 31, 2003 and the year ended March 31, 2003 (in millions of Canadian dollars):

	For the nine months ended December 31, 2003	For the year ended March 31, 2003
Net earnings (loss) for the period, as reported under Canadian GAAP	(169.6)	(41.3)
Add: Discontinued operations, net of tax	15.7	0.9
Provision for (recovery of) income taxes	44.1	16.8
Foreign exchange (gains) losses	(20.6)	(28.2)
Investment losses (gains), net	(1.0)	36.3
Dilution gains	(145.1)	—

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss))	(276.5)	(15.5)
Add: Minority interest	9.7	3.2
Equity losses in affiliates	0.3	3.5
Interest	62.4	85.0
Unusual items	13.3	9.9
Amortization, including development costs charges	50.0	36.7

EBITDA	(140.8)	122.8
Add: Operating expenses	124.7	121.5

Direct profit (loss)	(16.1)	244.3
Operating earnings (loss)	(276.5)	(15.5)
Less: Provision for (recovery of) income taxes on operating earnings (loss)	13.7	8.4

Net operating earnings (loss)	(290.2)	(23.9)
Operating earnings (loss)	(276.5)	(15.5)
Add: Restructuring items in amortization, including development costs charges	30.8	—
Restructuring items included in unusual items	12.0	—
Restructuring items included in direct operating costs	165.3	—
Restructuring items included in operating expenses	0.7	—

Adjusted operating earnings (loss)	(67.7)	(15.5)
Adjusted operating earnings (loss)	(67.7)	(15.5)
Less: Provision for (recovery of) income taxes on adjusted operating earnings (loss)	88.8	8.4

Adjusted net operating earnings (loss)	(156.5)	(23.9)
EBITDA	(140.8)	122.8
Add: Restructuring items included in operating expenses	0.7	—
Restructuring items included in direct operating expenses	165.3	—

Adjusted EBITDA	25.2	122.8

        The following table presents a reconciliation of diluted net earnings (loss) per common share, as reported under Canadian GAAP, to diluted net earnings (loss) from operations before undernoted per common share, net of applicable taxes (net operating earnings (loss) per common share) and to adjusted net operating earnings (loss) per common share for the nine months ended Decemer 31, 2003 and year ended March 31, 2003:

	For the nine months ended December 31, 2003	For the year ended March 31, 2003
Net earnings (loss) per common share, as reported under Canadian GAAP	(3.96)	(0.97)

Discontinued operations, net of income taxes of $0.8 million (March 31, 2003 — $0.7 million)	0.36	0.02
Net earnings (loss) per common share before discontinued operations, as reported under Canadian GAAP	(3.60)	(0.95)
Foreign exchange (gains) losses, net of income taxes of $3.0 million (March 31, 2003 — $7.9 million)	(0.41)	(0.47)
Investment losses (gains), net of income taxes of $1.2 million (March 31, 2003 — $0.4 million)	—	0.86
Dilution gains, net of income taxes of $26.2 million (March 31, 2003 — nil)	(2.77)	—

Net operating earnings (loss) per common share	(6.78)	(0.56)
Net operating earnings (loss) per common share	(6.78)	(0.56)

Restructuring items in amortization, including development costs charges, net of income taxes of $11.1 million (March 31, 2003 — nil)	0.46	—
Restructuring items included in unusual, net of income taxes of $4.4 million (March 31, 2003 — nil)	0.18	—
Restructuring items included in direct operating expenses, net of income taxes of $59.4 million (March 31, 2003 — nil)	2.47	—
Restructuring items included in operating expenses, net of income taxes of $0.3 million(March 31, 2003 — nil)	0.01	—

Adjusted net operating earnings (loss) per common share	(3.66)	(0.56)

        The following table presents a reconciliation of cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP, to operating cash flow and free cash flow for the nine months ended December 31, 2003 and the year ended March 31, 2003 (in millions of Canadian dollars):

	For the nine months ended December 31, 2003	For the year ended March 31, 2003
Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	(49.1)	38.9
Less: Net changes in other non-cash balances related to operations	(10.6)	154.8
Add: Investment in property and equipment	(2.7)	(4.1)

Operating cash flow	(41.2)	(120.0)

Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	(49.1)	38.9
Add: Cash and cash equivalents used in investing activities	164.5	(2.1)

Free cash flow	115.4	36.8

(1)
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

Financial Statements

MANAGEMENT'S REPORT

The accompanying consolidated financial statements and all information contained in this corporate report of Alliance Atlantis Communications Inc. ("the Company") are the responsibility of management and have been approved by the Board of Directors. Financial and operating data elsewhere in the corporate report is consistent with the information contained in the financial statements. The financial statements and all other information have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements include some figures and assumptions based on management's best estimates, which have been derived with careful judgment.

In fulfilling its responsibilities, management of the Company has developed and maintains a system of internal accounting controls. These controls ensure that the financial records are reliable for preparing the financial statements. The Board of Directors of the Company carries out its responsibility for the financial statements through its Audit Committee. The Audit Committee reviews the Company's annual consolidated financial statements and recommends their approval by the Board of Directors. The auditors have full access to the Audit Committee with and without management present.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP Chartered Accountants, whose opinion is contained in this corporate report.

MICHAEL I.M. MACMILLAN Chairman and Chief Executive Officer	W. JUDSON MARTIN Senior Executive Vice President and Chief Financial Officer	RITA A. MIDDLETON Senior Vice President, Finance — Corporate

AUDITORS' REPORT

To the Shareholders of Alliance Atlantis Communications Inc.

We have audited the consolidated balance sheets of Alliance Atlantis Communications Inc. as at December 31, 2004 and 2003 and the consolidated statements of earnings (loss), deficit and cash flow for the year ended December 31, 2004, the nine-month period ended December 31, 2003 and the year ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flow for the year ended December 31, 2004, the nine-month period ended December 31, 2003 and the year ended March 31, 2003 in accordance with Canadian generally accepted accounting principles.

March 28, 2005 Toronto, Canada	Chartered Accountants

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

	December 31, 2004	December 31, 2003
Assets
Cash and cash equivalents	55.0	95.4
Accounts receivable (note 26 and 27)	372.2	277.8
Investment in film and television programs (note 3):
Broadcasting	185.2	180.2
Motion Picture Distribution	186.8	153.4
Entertainment	195.3	246.6
Development costs	1.2	3.2
Property and equipment (note 4)	43.7	49.7
Assets related to discontinued operations (note 17)	—	9.3
Investments (note 5)	16.4	17.8
Future income taxes (note 18)	128.4	84.8
Other assets (note 6)	23.9	36.2
Broadcast licences	108.7	109.3
Goodwill (note 10 and 25)	212.6	152.5

	1,529.4	1,416.2

Liabilities
Accounts payable and accrued liabilities (note 22)	528.1	521.5
Income taxes payable	57.2	30.9
Liabilities related to discontinued operations (note 17)	—	5.3
Deferred revenue	40.4	28.9
Term loans (note 8)	483.6	79.4
Senior subordinated notes (note 9)	—	389.0
Minority interest	67.4	42.2

	1,176.7	1,097.2

Shareholders' Equity
Share capital and other (note 12)	725.7	717.4
Deficit	(372.5)	(402.2)
Cumulative translation adjustments (note 14)	(0.5)	3.8

	352.7	319.0

	1,529.4	1,416.2

Commitments and contingencies (note 24)

Approved by the Board of Directors

ANTHONY F. GRIFFITHS	MICHAEL I. M. MACMILLAN

The accompanying notes form an integral part of these consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(in millions of Canadian dollars — except per share amounts)

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003	12 months ended December 31, 2003
				(Pro forma unaudited) (note 1)
Revenue
Broadcasting	245.9	162.4	182.9	211.8
Motion Picture Distribution (note 25)	512.1	307.8	384.2	392.9
Entertainment (note 25)	258.7	169.8	303.4	260.7
Corporate and Other	0.8	0.2	1.5	0.6

	1,017.5	640.2	872.0	866.0
Direct operating expenses	705.5	656.3	627.7	819.4
Direct profit (loss)
Broadcasting	132.7	92.6	106.4	121.4
Motion Picture Distribution (note 25)	103.7	61.0	63.6	74.6
Entertainment (note 25)	74.8	(169.9)	72.8	(150.0)
Corporate and Other	0.8	0.2	1.5	0.6

	312.0	(16.1)	244.3	46.6
Operating expenses
Selling, general and administrative	135.8	123.0	121.1	158.8
Stock based compensation (note 12)	16.7	1.7	0.4	1.8

	152.5	124.7	121.5	160.6
Earnings (loss) before undernoted and discontinued operations
Broadcasting	73.3	50.4	50.4	62.0
Motion Picture Distribution (note 25)	72.9	43.7	44.4	52.2
Entertainment (note 25)	50.2	(198.3)	53.0	(185.7)
Corporate and Other	(36.9)	(36.6)	(25.0)	(42.5)

	159.5	(140.8)	122.8	(114.0)
Amortization, including development costs charges	21.3	50.0	36.7	64.0
Unusual items (note 11)	36.1	13.3	9.9	17.2
Interest (note 15)	58.2	62.4	85.0	88.0
Equity losses in affiliates	0.1	0.3	3.5	0.1
Minority interest	34.0	9.7	3.2	11.2

Earnings (loss) from operations before undernoted and discontinued operations	9.8	(276.5)	(15.5)	(294.5)
Dilution gains (note 16)	—	(145.1)	—	(145.1)
Investment (gains) losses, net (note 16)	(2.2)	(1.0)	36.3	11.1
Foreign exchange gains	(22.4)	(20.6)	(28.2)	(47.5)

Earnings (loss) before income taxes and discontinued operations	34.4	(109.8)	(23.6)	(113.0)
Provision for income taxes (note 18)	0.6	44.1	16.8	52.8

Net earnings (loss) before discontinued operations	33.8	(153.9)	(40.4)	(165.8)
Discontinued operations, net of income taxes (note 17)	(4.1)	(15.7)	(0.9)	(16.3)

Net earnings (loss) for the period	29.7	(169.6)	(41.3)	(182.1)

Earnings (loss) per Common Share before discontinued operations (note 20)
Basic	$0.78	$(3.60)	$(0.95)	$(3.88)
Diluted	$0.78	$(3.60)	$(0.95)	$(3.88)

Earnings (loss) per Common Share
Basic	$0.69	$(3.96)	$(0.97)	$(4.26)
Diluted	$0.68	$(3.96)	$(0.97)	$(4.26)

The accompanying notes form an integral part of these consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF DEFICIT

(in millions of Canadian dollars)

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Deficit — beginning of period	(402.2)	(232.6)	(191.3)
Net earnings (loss) for the period	29.7	(169.6)	(41.3)

Deficit — end of period	(372.5)	(402.2)	(232.6)

The accompanying notes form an integral part of these consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENT OF CASH FLOW

(in millions of Canadian dollars)

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Cash and cash equivalents provided by (used in)
Operating activities
Net earnings (loss) for the period	29.7	(169.6)	(41.3)
Items not affecting cash
Amortization of film and television programs:
Broadcasting	99.2	61.3	64.7
Motion Picture Distribution	92.5	51.9	45.5
Entertainment	98.5	310.1	226.4
Development costs charges	4.4	39.4	16.4
Amortization of property and equipment	11.3	9.6	16.7
Amortization of other assets	9.8	7.8	8.8
Write down of broadcast licenses	1.1	—	—
Loss on redemption of long-term debt	36.1	—	—
Provision on loans receivable	—	6.4	—
Dilution gains	—	(145.1)	—
Investment (gains) losses, net	(2.2)	(1.0)	36.3
Equity losses in affiliates	0.1	0.3	3.5
Minority interest	34.0	9.7	3.2
Future income taxes	(39.8)	23.3	13.5
Unrealized net foreign exchange gains	(24.7)	(30.1)	(31.0)
Stock-based compensation	1.5	1.4	(0.3)
Investment in film and television programs:
Broadcasting	(104.2)	(69.8)	(104.4)
Motion Picture Distribution	(80.0)	(73.4)	(58.2)
Entertainment	(126.6)	(76.4)	(294.2)
Development costs expenditures	(1.7)	(8.9)	(19.7)
Net changes in other non-cash balances related to operations (note 21)	(31.9)	(10.6)	154.8
Discontinued operations	2.1	14.6	(1.8)

	9.2	(49.1)	38.9

Investing activities
Property and equipment	(4.5)	(2.7)	(4.1)
Proceeds from dilution of subsidiary	—	162.4	—
Business acquisitions (note 10)	(35.2)	—	—
Proceeds from sale of investments	4.9	5.0	2.8
Discontinued operations	1.9	(3.2)	(2.1)
Other	0.6	3.0	1.3

	(32.3)	164.5	(2.1)

Financing activities
Repayment of long-term debt	(448.1)	(92.8)	(35.0)
Proceeds on term loans	440.9	72.9	—
Deferred financing costs	(8.5)	—	—
Issue of equity by subsidiary to minority interest	15.0	—	—
Distributions paid to minority interest	(22.7)	(2.7)	—
Issue of share capital	6.8	1.9	0.6
Discontinued operations	(0.7)	(1.2)	(2.3)

	(17.3)	(21.9)	(36.7)

Change in cash and cash equivalents	(40.4)	93.5	0.1
Cash and cash equivalents — beginning of period	95.4	1.9	1.8

Cash and cash equivalents — end of period	55.0	95.4	1.9

The accompanying notes form an integral part of these consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions of Canadian dollars — except per share amounts)

         The Company is a vertically integrated broadcaster, creator and distributor of filmed entertainment content. The Company's three principal business activities are Broadcasting, Motion Picture Distribution and Entertainment. (See note 25).

1.     SIGNIFICANT ACCOUNTING POLICIES

  Change of year end    In December 2003, the Company changed its fiscal year end from March 31 to December 31. For comparison purposes, these financial statements include the audited results for the year ended December 31, 2004, the nine months ended December 31, 2003 and the year ended March 31, 2003. For illustrative purposes, the Company has provided an unaudited pro forma consolidated statement of loss for the 12 months ended December 31, 2003. The unaudited pro forma statement of loss was compiled by adding the three months ended March 31, 2003 to the nine months ended December 31, 2003.

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

  Revenue recognition    Subscriber fee revenue from the Company's specialty television channels is recognized monthly based on subscriber levels. Advertising revenue is recognized when advertisements are aired.

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

  When a sales arrangement requires the delivery of more than one film or television program, the individual deliverables are accounted for separately, if applicable criteria are met. Specifically, the revenue is allocated to each deliverable if reliable and objective evidence of fair value for each deliverable is available. The amount allocated to each unit is then recognized when each unit is delivered, provided that all other relevant revenue recognition criteria are met with respect to that unit. If, however, evidence of fair value is only available for undelivered elements, the revenue is allocated first to the undelivered items, with the remainder of the revenue being allocated to the delivered items, using the residual method. If evidence of fair value is only available for the delivered items, but not the undelivered items, the arrangement is considered a single element arrangement and revenue is recognized as the relevant recognition criteria are met.

  Participation and residuals revenue on produced investment in film and television programs is recognized when the amount is reported to the Company and other relevant revenue recognition criteria are met.

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

  Costs of acquiring and producing film and television programs are capitalized, net of federal and provincial program contributions earned, and amortized using the individual film forecast method, whereby capitalized costs are amortized and ultimate participation costs are accrued in the proportion that current revenue bears to management's estimate of ultimate revenue expected to be recognized from the exploitation, exhibition or licencing of the film or television program. For acquired film and television program titles, capitalized costs consist of minimum guarantee payments to the producer to acquire the distribution rights. For film and television programs produced by the Company, capitalized costs include all direct production and financing costs incurred during production that are expected to benefit future periods. Financing costs are capitalized to the costs of a film or television program until the film or television program is complete. Capitalized production costs do not include administrative and general expenses, the cost of overall deals, or charges for losses on properties sold or abandoned. For episodic television series, until estimates of secondary market revenue can be established, capitalized costs for each episode produced are limited to the amount of revenue contracted for each episode. Costs in excess of this limitation are expensed as incurred on an episode-by-episode basis. Production financing provided by third parties that acquire substantive equity participation is recorded as a reduction of the cost of the production.

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

  The valuation of investment in film and television programs, including acquired film libraries, is reviewed on a title-by-title basis when an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost. The fair value of the film or television program is determined using management's estimates of future revenues and costs under a discounted cash flow approach. A write down is recorded equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film or television program.

  Prints, advertising and marketing expenses    The cost of film prints is deferred as a part of investment in film and television programs and charged to earnings on a straight-line basis over the period of theatrical release. The costs of advertising and marketing are expensed as incurred.

  Broadcast rights    Broadcast rights included within investment in film and television programs represent licenced rights acquired for broadcast on the Company's specialty television channels and are carried at the lower of unamortized cost and net realizable value. Broadcast rights and corresponding liabilities are recorded when the licence window commences and the program is available for telecast.

  The cost of the broadcast rights is amortized over the contracted exhibition period, not to exceed four years, beginning when the license window commences.

  The Company periodically reviews the way in which broadcast rights are amortized to ensure that amortization expense appropriately reflects the way in which these assets generate benefits to the specialty television channels. As a result of this review, all broadcast program rights are now amortized on a straight-line basis as each airing of these programs is expected to generate similar benefit. In prior periods, an accelerated method of amortization was used for digital broadcast program rights as the later airings of these programs generated more benefit to the television channel than the initial airing. The amortization rates ranged from 10% to 100% in the first year to up to 40% in the fourth year. This change in estimate has been accounted for prospectively from January 1, 2004 to all broadcast rights, with no restatement of prior period amounts. The impact of this change in estimate resulted in a $3.6 increase in direct operating expenses for the year ended December 31, 2004.

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

  Property and equipment    Property and equipment are carried at cost less accumulated amortization. Amortization is provided, commencing in the year after acquisition, using the following rates and methods:

Buildings	5% by declining balance
Furniture and other equipment	20% — 30% by declining balance
Computer equipment and software	30% by declining balance
Leasehold improvements	straight-line over the lease term
Broadcasting equipment	straight-line over five years

  Broadcast licences    In business acquisitions involving the Company's Broadcasting segment, fair value is assigned to the broadcast licences acquired. In cases where a broadcast licence is awarded to the Company, the costs incurred to obtain approval from regulatory authorities are assigned to the broadcast licences upon securing the licence. Broadcast licences are considered to have an indefinite life based on management's intent and ability to renew the licences without substantial cost and without material modification of the existing terms and conditions of the licence. As a result, broadcast licences are not subject to amortization and are tested for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired. Impairment is tested by comparing the fair value of the broadcast licence to its carrying value.

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

  Other assets    Other assets include deferred financing charges, which are amortized on a straight-line basis over the term of each respective debt instrument. Other assets also include costs to obtain approval and gain carriage for the digital specialty television channels and a related franchise asset. These costs are amortized over the terms of the underlying agreement, which range from three to seven years. The costs to obtain approval for specialty broadcast licences are transferred to broadcast licences upon receipt of regulatory approval. The costs related to unsuccessful applications are expensed. Other assets also include intangible assets related to customer relationships, which are amortized over the remaining life of the contractual relationships, including potential renewals with the film suppliers.

  Impairment of long-lived assets    When events or circumstances indicate potential impairment, long-lived assets, other than goodwill and broadcast licences, are written down to their fair value if the net carrying amount of the asset exceeds the net recoverable amount, calculated as the sum of undiscounted cash flows related to the asset.

  Government financing and assistance    The Company has access to several government programs that are designed to assist film and television production and distribution in Canada. Effective January 1, 2004, amounts receivable in respect of production assistance are recorded as a reduction of investment in film and television programs (see note 2 (a)). Government assistance with respect to distribution rights acquired is recorded as a reduction of investment in film and television programs. Government assistance towards current expenses is included in earnings.

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

  Derivative financial instruments    The Company periodically enters into foreign exchange contracts intended to mitigate exposure to foreign currency risk associated with certain transactions. Gains or losses on foreign exchange contracts are included in the measurement of the related transactions, when the related transactions occur. Investments in warrants of publicly traded companies and rights to receive units in a certain investee are classified as derivatives. Changes in the fair value of derivatives are included in investment (gains) losses.

  Stock-based compensation plans    The Company has stock-based compensation plans, which are described in note 12 (c), (d) and (e). Compensation costs for stock options granted to employees and non-employees are recognized using a fair value based method of accounting. When stock-based awards call for settlement in cash, compensation costs are recognized based on the difference between the specified payout based on the quoted market value of the Company's stock and the exercise price of the awards.

  Any consideration paid on exercise of stock options plus the fair value of the options exercised is credited to share capital. If stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock option cancelled is charged to retained earnings.

  Use of estimates    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant assumptions made by management in the preparation of the Company's financial statements include future revenue projections for investment in films and television programs, provisions for doubtful debts to reflect credit exposures, valuation allowances and impairment assessments for various assets including investment in film and television programs, property and equipment, investments, current and future income taxes, intangible assets and goodwill. Actual results could differ from those estimates.

  Operating cycle    As the Company's principal asset is its investment in film and television programs which is generally realized over a period of up to three years, the Company maintains a non-classified balance sheet.

  Comparative amounts    Certain amounts presented for the nine months ended December 31, 2003 and the year ended March 31, 2003 have been reclassified to conform to the presentation adopted in the current year.

2.     ACCOUNTING CHANGES

  (a)
  During the year ended December 31, 2004, the Company adopted the following accounting policies:

    Generally Accepted Accounting Principles    In 2003, the Canadian Institute of Chartered Accounts ("CICA") issued a new Handbook Section 1100, "Generally Accepted Accounting Principles". The section mandates a new approach in determining the appropriate treatment for transactions for which the accounting is not specifically addressed in the Handbook. Effectively, it requires an enterprise to decide the treatment of a transaction by carefully considering analogous situations in the Handbook, basic financial statement concepts and, if appropriate, other relevant authoritative literature. As a result of the new Section, the Company no longer uses historical industry practice as a source of authority, and accordingly on January 1, 2004 adopted the following changes prospectively:

    (i)
    The recognition of government financing and assistance changed from revenue to a reduction of the related production costs. The impact on the year ended December 31, 2004 is a reduction in revenue of $11.3, a reduction of direct operating expenses of $10.4 and a reduction of direct profit of $0.9.

    (ii)
    The amortization of interest previously capitalized of $1.0 for the year ended December 31, 2004 has been recorded as a direct operating expense rather than as interest expense.

    (iii)
    The amortization of broadcast program rights now begins when the program license window commences and not when the program is premiered. The impact on the year ended December 31, 2004 is an increase in direct operating expenses of $5.6.

    Asset Retirement Obligations    In 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The section requires that an entity recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The adoption of this standard had no material impact on the Company's results of operations or financial position.

    Revenue Recognition    In December 2003, the Emerging Issues Committee of the CICA released EIC-141, "Revenue Recognition" and EIC-142, "Revenue Arrangements with Multiple Deliverables". EIC-141 provides interpretive guidance on the application of CICA Handbook Section 3400, "Revenue". Specifically, this EIC presents the criteria to be met for revenue recognition to be considered achieved. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. The adoption of these standards had no material impact on the Company's results of operations or financial position.

  (b)
  During the nine months ended December 31, 2003, the Company adopted the following accounting policies:

    Long-lived assets    On April 1, 2003, the Company adopted the recommendations of CICA Handbook Section 3063, "Impairment of Long-Lived Assets", on a prospective basis. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The adoption of this standard had no impact on the Company's results of operations or financial position.

    Disposal of Long-Lived Assets and Discontinued Operations    In 2002, the CICA issued Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", which is effective for all disposal activities initiated by a commitment to a plan on or after May 1, 2003. Under the new rules, (i) a long-lived asset to be disposed of other than by a sale continues to be classified as held and used until it is disposed of; (ii) a long-lived asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell; (iii) a loss recognized on classification of a long-lived asset as held for sale or a group of assets as a discontinued operation does not include future operating losses, other than to the extent they are included in the fair value of the asset; and (iv) discontinued operations are defined more broadly than under existing GAAP. (See note 17).

  (c)
  During the year ended March 31, 2003, the Company adopted the following accounting policies:

    Stock-based compensation and other stock-based payments    On April 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", on a prospective basis. The standard requires that, for all stock-based payments to non-employees and to employees when the stock-based awards call for settlement in cash including stock appreciation rights, a compensation cost be recognized. The Company has chosen to record compensation costs related to the grant of stock options to its employees and non-employees, using a fair value based method of accounting. For the year ended March 31, 2003, the expense related to the granting of stock options to employees was $0.2. (See note 12 (c)).

    Foreign currency translation    On April 1, 2002, the Company retroactively adopted the recommendations of the revised CICA Handbook Section 1650, "Foreign Currency Translation." The revisions eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. Accordingly, the deficit as at April 1, 2002 and 2001 was increased by $10.2 and $9.9, respectively.

    Hedging relationships    On April 1, 2002, the Company adopted the recommendations of Accounting Guideline AcG-13, "Hedging Relationships." The new standard establishes criteria for identification and documentation of hedging relationships. There was no impact on net earnings, basic earnings per share and diluted earnings per share as a result of the adoption of the new standard.

3.     INVESTMENT IN FILM AND TELEVISION PROGRAMS

	Broadcasting	Motion Picture Distribution	Entertainment
December 31, 2004
Theatrical Release
Released, net of accumulated amortization	—	137.0	11.0
Not released	—	15.8	—
Advances on unreleased films	—	21.3	—
Acquired library, net of accumulated amortization	—	8.4	—
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	4.3	161.3
Acquired library, net of accumulated amortization	—	—	19.4
Programs in progress	—	—	3.6
Broadcasting rights, net of accumulated amortization	185.2	—	—

	185.2	186.8	195.3

	Broadcasting	Motion Picture Distribution	Entertainment
December 31, 2003
Theatrical Release
Released, net of accumulated amortization	—	128.5	22.3
Not released	—	10.5	—
Advances on unreleased films	—	14.4	—
Programs in progress	—	—	4.6
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	—	192.0
Acquired library, net of accumulated amortization	—	—	20.7
Programs in progress	—	—	7.0
Broadcasting rights, net of accumulated amortization	180.2	—	—

	180.2	153.4	246.6

  Included in the Motion Picture Distribution segment's released investment in film and television programs is $17.2 (December 31, 2003 — $14.7) of video and DVD inventory.

  The Company earns revenue from film and television programs which have been fully amortized and are not reflected on the balance sheet.

  The Company expects that 23.7% of the costs related to released Entertainment film and television programs, net of amortization, will be amortized during the year ending December 31, 2005. The Company expects that 65.0% of the costs related to released Entertainment film and television programs, net of amortization, will be amortized during the three-year period ending December 31, 2007. The Company expects that over 80.0% of the costs related to Entertainment film and television programs will be amortized by December 31, 2009.

  The Company expects that 50.0% of the costs related to released Motion Picture Distribution film and television programs, net of amortization, will be amortized during the year ending December 31, 2005. The Company expects that 77.3% of the costs related to released Motion Picture Distribution film and television programs, net of amortization, will be amortized during the three-year period ending December 31, 2007.

  The remaining period of amortization for the acquired libraries ranges from 15 to 17 years at December 31, 2004.

4.     PROPERTY AND EQUIPMENT

	December 31, 2004		December 31, 2003
	Cost	Accumulated amortization	Cost	Accumulated amortization
Buildings	0.3	—	0.3	—
Furniture and other equipment	20.1	13.7	20.7	13.6
Computer equipment and software	34.7	25.3	31.3	22.8
Leasehold improvements	37.4	16.6	37.4	13.5
Broadcast equipment	22.8	16.0	23.2	13.3

	115.3	71.6	112.9	63.2

Net book value		43.7		49.7

  In April 2003, one of the Company's joint ventures sold its investment in real estate for proceeds of $7.0. The Company continues to lease space in the property sold and accordingly its proportionate share of the gain on sale of $1.4 was deferred and is recorded as a reduction of rent expense over the term of the lease. Operating expenses include a reduction of rent expense of $0.2 (December 31, 2003 — $0.2) for the year ended December 31, 2004.

  In July 2003, the Company donated real estate with a fair value of $0.7 and a carrying value at the time of donation of $0.7 as consideration for the Canadian Radio-television and Telecommunications Commission ("CRTC") tangible benefit spending commitment resulting from the purchase of IFC — Independent Film Channel Canada during the year ended March 31, 2003.

  In August 2003, upon consolidating its Toronto head office facilities, the Company recorded a charge of $8.3 related to the abandonment of a leased property. The amount was included in operating expenses and the earnings (loss) before undernoted in the consolidated statement of earnings (loss). The charge comprised lease termination costs amounting to $7.3 and the write off of leasehold improvements amounting to $1.0. Upon abandoning this leased property, terms of the existing head office lease were modified resulting in an extended lease term and related lease inducements. The benefit of these lease inducements is being recognized in earnings over the extended lease term and is included in accounts payable and accrued liabilities.

5.     INVESTMENTS

	December 31, 2004	December 31, 2003
At cost	16.1	17.4
On equity basis	0.3	0.4

	16.4	17.8

  (a)
  During the year ended December 31, 2004, the Company recorded impairment charges of $5.0 on certain of its investments carried at cost.

    As part of the November 2003 sale of the Company's investment in Galaxy Entertainment Inc. to the Cineplex Galaxy Limited Partnership, the Company received a right to receive 679,498 Series 2-G Limited Partnership Units if the Cineplex Galaxy Limited

    Partnership achieved certain cash flow targets. During the year ended December 31, 2004, these cash flow targets were met, and accordingly, an investment gain of $6.2 was recognized reflecting the change in fair value of the right. These Units have a carrying value of $14.70 per unit, the trading price on December 31, 2004. The fair value also includes $0.8 in distributions earned but not yet received. (see note 16).

    In December 2004, the Company converted its 255,349 Series 1 Limited Partnership Units to Units of the Cineplex Galaxy Income Fund. The Company subsequently sold these units for proceeds of $3.7 resulting in a gain of $1.1.

  (b)
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

6.     OTHER ASSETS

	December 31, 2004	December 31, 2003
Deferred financing costs (net of accumulated amortization of $1.1 (December 31, 2003 — $28.3))	11.1	19.8
Broadcast intangible assets (net of accumulated amortization of $8.0 (December 31, 2003 — $6.1))	3.6	6.5
Other intangible assets (net of accumulated amortization of $4.2 (December 31, 2003 — $3.5))	4.7	2.5
Prepaid expenses and other	4.5	7.4

	23.9	36.2

  Deferred financing costs include costs incurred in the issuance of the revolving credit facilities and Term Loan A and B Credit Facilities. These costs are amortized on a straight-line basis over the term of the debt with which they are associated.

  In connection with a December 20, 2004 debt refinancing the Company incurred $7.5 of costs, which have been deferred and are being amortized over the term of the respective debt to which they relate. The Company also expensed $11.9 in deferred financing costs associated with the senior subordinated notes, and $0.2 in deferred financing costs associated with the senior revolving credit facility. These amounts are included in unusual items. The remaining deferred financing costs of $1.6 associated with the previous revolving credit facility will be amortized on straight-line basis over the term of the new credit facilities.

  During the year ended December 31, 2004, Motion Picture Distribution Limited Partnership ("Distribution LP") incurred costs of $1.0 related to the restructuring of its credit facilities. These costs have been deferred and are being amortized over the term of the facilities. (see note 7).

  Broadcast intangible assets represent direct costs incurred to obtain carriage for the digital broadcast channels launched during the year ended March 31, 2002 and costs to obtain access to franchises and to develop brands for certain branded television channels, financed primarily by long term liabilities. During the year ended December 31, 2004 the Company wrote down $0.4 of other broadcast intangible assets related to an unlaunched channel. The Company also transferred $0.4 to broadcast licenses upon the launch of the related channel in September 2004.

  Other intangible assets include an amount of the purchase price allocated to customer relationships upon the acquisition of Aurum Producciones S.A. ("Aurum") which is amortized over the remaining life of the contractual relationships, including potential renewals with the film suppliers. (See note 10). Other intangible assets also include acquired lease contracts for theatre locations, which are amortized on a straight-line basis over the period remaining in the locations' leases, which range from 7 to 13 years.

  Prepaid expenses and other at December 31, 2003 included a warrant to purchase shares in a publicly traded company, Point.360. The warrant was recorded at its fair value of $1.4 at December 31, 2003. In 2004, the warrant was settled. (see note 16 (a)).

  In September 2003, the authorized capacity of the previous corporate senior revolving credit facility was reduced from $525.0 to $425.0. Deferred financing costs associated with this facility were written down on a pro rata basis as a charge to interest of $1.3 in September 2003.

  As part of the creation of the Movie Distribution Income Fund ("the Fund") in October 2003 as discussed in note 16(b), Distribution LP negotiated a senior revolving credit facility and term loan. Financing costs totalling $2.1 are being amortized over three years. Concurrent with this transaction, the Company reduced its authorized capacity of the corporate senior revolving credit facility from $425.0 to $300.0. Deferred financing costs associated with this facility were written down on a pro rata basis as a charge of $1.7 to investment gains in October 2003.

7.     REVOLVING CREDIT FACILITIES

	December 31, 2004	December 31, 2003
Corporate revolving credit facility — authorized	175.0	300.0
Corporate revolving credit facility — drawn	—	—
Corporate revolving credit facility — available	148.2	232.7
Distribution LP revolving credit facility — authorized	25.0	25.0
Distribution LP revolving credit facility — drawn	—	—
Distribution LP revolving credit facility — available	25.0	25.0
Distribution LP revolving term credit facility — authorized	50.0	—
Distribution LP revolving term credit facility — drawn	—	—
Distribution LP revolving term credit facility — available	50.0	—

  (a)
  Corporate revolving credit facility:

    On December 20, 2004 the Company completed a refinancing of substantially all of its existing corporate credit facilities.

    The corporate revolving credit facility will mature on December 20, 2009. The facility is redeemable in all or in part at the option of the Company under certain conditions.

    Advances under the corporate revolving credit facility bear interest at the Banker's Acceptance or LIBOR rate plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus a margin of up to 75 basis points.

    Substantially all the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the corporate revolving credit facility.

    The original corporate senior revolving credit facility provided up to $300.0 in available committed credit bearing interest at rates ranging from the Banker's Acceptance rate and LIBOR plus a margin of 75 to plus 300 basis points, and the Canadian prime rate and the US base rate plus a margin of up to 175 basis points.

    As at December 31, 2004, the Company had unused corporate credit facilities aggregating $148.2 (December 31, 2003 — $232.7) net of outstanding letters of credit of $26.8 (December 31, 2003 — $67.3).

    The availability of the corporate revolving credit facility is subject to the Company maintaining interest and consolidated indebtedness coverage ratios.

  (b)
  Distribution LP revolving credit facilities:

    On October 15, 2003, as part of the creation of the Fund, Distribution LP negotiated a revolving credit facility which provided up to $25.0 in borrowings bearing interest at rates ranging from the Canadian prime rate and the US base rate plus a margin of 100 to 200 basis points and the Banker's Acceptance rate and LIBOR plus a margin of 200 to 300 basis points. The facility was a 364-day facility that could have been extended for a further 364 days upon request. If the facility was not extended it was deemed converted to a non-revolving credit facility and any outstanding advances would have been converted to a term loan maturing 365 days after the revolving credit facility maturity date of October 13, 2004. On September 13, 2004, the facility was extended for a further 364 days with a maturity date of October 11, 2005.

    In May 2004, Distribution LP amended and restated its credit agreement. As a result, the term loan was modified to transfer $25.0 of the term loan facility to the new revolving term credit facility. Additionally, $25.0 in new credit was authorized, creating a new revolving term credit facility of $50.0. The new facility bears interest at the same interest rates as the initial term loan and matures on October 15, 2006. Distribution LP incurred banking fees of $1.0 as a result of the restructuring of the facilities, which have been deferred and are being amortized.

    Substantially all of the assets of Distribution LP and certain of its subsidiaries have been pledged as security for borrowings under the revolving credit facility, revolving term credit facility and term loan, discussed in note 8.

    As at December 31, 2004, Distribution LP had unused credit facilities aggregating $75.0 (December 31, 2003 — $25.0).

    The availability of the revolving credit facility is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

8.     TERM LOANS

	December 31, 2004	December 31, 2003
Term Loan A Credit Facility bearing interest at the Banker's Acceptance rate or LIBOR rate plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus up to 75 basis points, maturing December 20, 2009 (US$108.6)	130.6	—
Term Loan B Credit Facility bearing interest at the Banker's Acceptance rate or LIBOR rate plus a margin of 175 basis points, maturing December 20, 2011 (US$250.0)	300.5	—
Non-revolving term facility bearing interest at rates ranging from the Canadian prime rate and the US base rate plus a margin of 100 to 200 basis points and the Banker's Acceptance rate and LIBOR plus a margin of 200 to 300 basis points, maturing October 15, 2006	50.0	75.0
Industry and other term loans which are unsecured and have no fixed terms of repayment, bearing interest at various rates	1.0	3.8
Obligations under capital lease	1.5	0.6

	483.6	79.4

  The principal amount of all advances under the US$ denominated Term Loan A and Term Loan B Credit Facilities will be repaid in 19 and 27 consecutive quarterly instalments, respectively, commencing June 30, 2005.

  Substantially all the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the Term Loan A and B Credit Facilities.

  In May 2004, the non-revolving term facility was modified resulting in $25.0 of the non-revolving term facility balance being transferred to the new revolving term credit facility.

  The non-revolving term facility is secured by security interests over substantially all of the assets of Distribution LP, a pledge by Distribution LP and MP Canada Holdings Inc., a wholly-owned subsidiary of Distribution LP, of the shares or other ownership interests of its subsidiaries, a guarantee by Movie Distribution Holding Trust ("Holding Trust") supported by a pledge by the Holding Trust of its LP Units, a secured guarantee of Distribution LP's obligations from each of its direct and indirect subsidiaries (other than Alliance Atlantis Cinemas), and an assignment of Distribution LP's rights in the principal distribution output agreements.

  The availability of the non-revolving term facility is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

  Required principal repayments are as follows:

2005	10.1
2006	66.3
2007	22.9
2008	42.5
2009	55.5
Thereafter	286.3

483.6

9.     SENIOR SUBORDINATED NOTES

  On December 20, 2004 the Company successfully completed a refinancing of substantially all of its existing credit facilities and repaid its senior subordinated notes.

  On November 15, 1999, the Company issued US$150.0 senior subordinated notes bearing interest at 13% per year and maturing on December 15, 2009. Interest was payable semi-annually on June 15 and December 15. The notes were redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100% of the principal amount after December 15, 2007, plus accrued and unpaid interest. The Company may have been required to redeem the notes at up to 101% of the principal plus accrued interest in the event of a change in control. The notes were subordinated to all indebtedness of the Company and all debt and liabilities of the Company's subsidiaries, including trade payables. The Company received proceeds of $210.9, net of $8.6 of expenses, which were recognized as deferred financing costs included in other assets.

  On June 13, 2000 and January 18, 2001, the Company issued an additional US$55.0 and US$95.0 in senior subordinated notes, respectively. The US$95.0 senior subordinated notes were issued at a 1% discount. The notes carried the same terms and conditions as the senior subordinated notes issued on November 15, 1999. The Company received total proceeds of $212.6 from these transactions net of $10.1 of expenses and discount, which were recognized as deferred financing costs included in other assets.

10.   BUSINESS ACQUISITIONS

  (a)
  On May 12, 2004 Distribution LP acquired 100% of the issued and outstanding shares of Aurum, a Spanish based company that distributes motion pictures in all media (theatrical, video/DVD and television), for cash consideration of $55.2, which included $1.8 in cash expenses.

    The purchase price was funded through increased borrowing under Distribution LP's credit facility, and issuance of Ordinary LP Units. Distribution LP entered into an amended and restated credit agreement with its lenders to increase the authorized borrowing under its credit facility from $100.0 to $125.0. The Fund completed a private placement of 1,436,000 units from treasury at a price of $10.45 per unit. The Fund applied the gross proceeds of the private placement to acquire 1,436,000 Ordinary LP Units of Distribution LP. In order to maintain its 51.0% interest in Distribution LP, the Company acquired 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of $30.6 from the offering of Ordinary LP Units.

    The acquisition was accounted for under the purchase method and the results of operations have been included in the consolidated statement of earnings from the date of acquisition. The purchase price has been allocated as follows:

Net assets acquired
Cash	20.5
Accounts receivable	25.2
Investment in film and television programs
Released, net of accumulated amortization	39.1
Not released, Film advances	6.8
Property and equipment	0.5
Goodwill	61.9
Customer relationships	2.9
Future income taxes	3.8
Prepaid expenses and other assets	0.5

Total assets acquired	161.2
Less: liabilities assumed
Accounts payable and accrued liabilities	16.7
Distribution and participation liabilities	55.2
Deferred revenue	6.6
Revolving credit facility	27.5

Net assets acquired	55.2

    The purchase price allocation has been prepared based on all relevant information, including consideration of the findings of professional valuators. The Company has finalized the purchase price allocations and has made adjustments resulting in an increase to customer relationships and future income taxes and a reduction to goodwill.

    Goodwill is deductible for tax purposes to the extent certain conditions are met.

    Distribution LP is pursuing closing contingencies. On resolution of these closing contingencies, any adjustment will result in an adjustment to the purchase price.

  (b)
  In June 2004, the Company purchased the remaining 5% minority interest in IFC — The Independent Film Channel Canada for cash and other consideration of $0.6. The acquisition has been accounted for by the purchase method and has resulted in an increase to goodwill of $0.6. As a result of the transaction, IFC — The Independent Film Channel Canada is now wholly owned.

  (c)
  During the year ended December 31, 2004, the Company made revisions to certain purchase equations as a result of adjustments to exit and restructuring accruals made on the acquisition of certain subsidiaries. The revisions resulted in a decrease in goodwill of $1.7.

11.   UNUSUAL ITEMS

  (a)
  During the year ended December 31, 2004,

  (i)
  The Company refinanced its existing credit facilities and recorded a $12.1 write down of deferred financing costs associated with the previous senior revolving credit facility and senior subordinated notes, as well as a $24.0 redemption premium related to the senior subordinated notes.

  (b)
  During the nine months ended December 31, 2003, the following unusual items were incurred:

  (i)
  The Company recorded $12.0 for employee severance and professional fees related to the restructuring of Entertainment discussed in note 28.

  (ii)
  The Company made a final production financing non-fulfillment payment of $1.3 to Serendipity Point Projects Inc. ("Serendipity") pursuant to the terms of the production agreement dated July 18, 1998 between the Company and Serendipity. The Company does not expect to make any further production financing non-fulfillment payments pursuant to this agreement.

  (c)
  During the year ended March 31, 2003, the following unusual items were incurred:

  (i)
  The Company reduced its staffing levels in the Broadcast segment and recorded $0.6 in restructuring charges for employee severance and professional fees related to the elimination of 37 positions. At March 31, 2003, all expenses had been paid.

  (ii)
  The Company made production financing non-fulfillment payments totaling $5.4 to Serendipity pursuant to the terms of the production agreement dated July 18, 1998 between the Company and Serendipity.

  (iii)
  The Company announced a planned reduction of its staffing levels in Entertainment. The Company recorded $3.9 in restructuring charges for employee severance and professional fees related to the elimination of 33 positions. As at December 31, 2003, all of these amounts had been paid.

12.   SHARE CAPITAL AND OTHER

  (a)
  The authorized share capital of the Company at December 31, 2004 consists of the following Common Shares:

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

  (b)
  Share capital and other activity is summarized as follows:

	Number of shares		Value of shares
	Class A Voting Shares	Class B Non-Voting Shares	Class A Voting Shares	Class B Non-Voting Shares	Contributed Surplus	Total
Balance, March 31, 2002	3,775,152	38,872,416	52.7	660.7	0.4	713.8
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(100)	100	—	—	—	—
Shares issued from exercise of stock options and other employee programs	700	50,772	—	0.6	—	0.6
Purchase of Class B Non-Voting Shares held in treasury	—	—	—	—	(0.7)	(0.7)
Stock option expense	—	—	—	—	0.2	0.2
Deferred share units expense	—	—	—	—	0.2	0.2

Balance, March 31, 2003	3,775,752	38,923,288	52.7	661.3	0.1	714.1
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(561,741)	561,741	(7.8)	7.8	—	—
Shares issued from exercise of stock options and other employee programs	6,260	132,189	0.1	1.8	0.3	2.2
Stock option expense	—	—	—	—	0.8	0.8
Deferred share units expense	—	—	—	—	0.3	0.3

Balance, December 31, 2003	3,220,271	39,617,218	45.0	670.9	1.5	717.4
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(377,700)	377,700	(5.2)	5.2	—	—
Shares issued from exercise of stock options and other employee programs	2,500	392,246	—	6.7	—	6.7
Transfer of contributed surplus for exercised stock options	—	—	—	0.2	(0.2)	—
Stock option expense	—	—	—	—	1.1	1.1
Deferred share units expense	—	—	—	—	0.5	0.5

Balance December 31, 2004	2,845,071	40,387,164	39.8	683.0	2.9	725.7

    At December 31, 2004, the Company holds 49,727 Class B Non-Voting shares in treasury.

  (c)
  The Company has employee stock option plans which provide for the issuance of up to 6,260 Class A Voting Shares and 4,154,959 Class B Non-Voting Shares as at December 31, 2004. These options generally vest in equal annual amounts over four to five years.

    No options are exercisable for periods of more than 10 years after date of grant. Options granted under the plans cannot have an option price less than the closing market price of the Class B Non-Voting Shares on the last trading date preceding the date of the grant.

    Stock option activity for the year ended March 31, 2003, the nine months ended December 31, 2003, and the year ended December 31, 2004 is as follows:

	Number of Options
				Weighted Average Exercise Price
	Voting	Non-Voting	Total
Outstanding at March 31, 2002	18,712	2,833,841	2,852,553	21.27
Granted	—	323,000	323,000	14.20
Exercised	(1,400)	(70,611)	(72,011)	13.91
Forfeited	—	(442,750)	(442,750)	20.38
Expired	—	(3,750)	(3,750)	20.50

Outstanding at March 31, 2003	17,312	2,639,730	2,657,042	20.75
Granted	—	272,000	272,000	13.57
Exercised	(8,552)	(139,275)	(147,827)	14.35
Forfeited	—	(109,400)	(109,400)	31.20
Expired	—	(85,750)	(85,750)	21.67

Outstanding at December 31, 2003	8,760	2,577,305	2,586,065	19.98
Granted	—	223,000	223,000	24.19
Exercised	(2,500)	(400,996)	(403,496)	16.05
Forfeited	—	(78,875)	(78,875)	18.08
Expired	—	—	—	—

Outstanding at December 31, 2004	6,260	2,320,434	2,326,694	21.01

Exercisable at December 31, 2004	6,260	1,630,781	1,637,041	22.63

Exercisable at December 31, 2003	8,760	1,710,493	1,719,253	22.46
Exercisable at March 31, 2003	17,312	1,788,426	1,805,738	22.78

    At December 31, 2004, 2,326,694 options were outstanding with exercise prices ranging from $12.00 to $28.00 and with a weighted average remaining contractual life of 5.8 years. The options, by range of exercise price, are as follows:

Range of exercise prices	Number of Options	Weighted Average Contractual Life	Weighted Average Exercise Price
$12.00 to 18.00	826,694	7.1	13.99
$18.01 to 28.00	1,500,000	5.1	24.88

Range of exercise prices	Number of Exercisable Options	Weighted Average Exercise Price
$12.00 to 18.00	404,041	14.21
$18.01 to 28.00	1,233,000	25.34

    The fair value of each employee stock option is estimated on the date of grant using the Black-Scholes Option-Pricing Model. The following assumptions were used for employee stock options granted during the year ended December 31, 2004: expected dividend yield of 0.0% (December 31, 2003 — 0.0%; March 31, 2003 — 0.0%), expected volatility of 39% (December 31, 2003 — 41.1%; March 31, 2003 — 45.0%), risk-free interest rate of 3.9% (December 31, 2003 — 4.0%; March 31, 2003 — 4.5%) and expected life of 5.0 (December 31, 2003 — 5.0; March 31, 2003 — 5.0) years.

    The weighted average fair value of the stock options granted during the year ended December 31, 2004 was $9.93 (December 31, 2003 — $5.68; March 31, 2003 — $6.50) per option. The resulting compensation expense during the year ended December 31, 2004 was $1.1 (December 31, 2003 — $0.8; March 31, 2003 — $0.2).

    As the provisions of the Section have not been applied to stock options granted to employees prior to April 1, 2002, the resulting compensation expense may not be representative of future amounts since the estimated fair value of these employee stock options on the date of grant is measured over the vesting period and additional options may be granted in future years.

  (d)
  Effective April 1, 2003, the Company implemented a Performance Share Appreciation Plan ("PSAP"). Upon the grant of an award, it is the discretion of the recipient whether to receive the award in either PSAP Units or PSAP Options. To date, all recipients under the PSAP elected to receive their awards in PSAP Units which entitle the recipient to cash payments if certain conditions are met.

    The value of each PSAP Unit accrues based on (a) increases in the Class B share price during the term of the PSAP Units and (b) the total shareholder return of the Class B shares relative to the S&P/TSX composite index. Both PSAP Units and PSAP Options are tied to Class B Non-Voting Share price enhancement and the performance of the Class B Non-Voting Share price relative to the performance of the S&P/TSX composite index. The term of a PSAP Unit is three years. Except as noted below, 100% of PSAP Units granted will vest 1/3 per year commencing on the first anniversary of the grant date. If an election is made by a participant at the time of grant, or in the case of the Chairman and Chief Executive Officer, PSAP Units will vest as follows: 16.7% to vest on each of the first two anniversaries of the grant date and 66.6% to vest on the third anniversary of the grant date. Vested PSAP Units may be exercised within 10 business days after each calendar quarter. If no election is made to exercise, the vested PSAP Units will be rolled-over and will not be eligible for exercise until the end of the following calendar quarter. At the option of the participant, PSAP Units will accelerate and become immediately exercisable upon a change of control of the Company. PSAP Options have the same basic terms as PSAP Units except that they are exercisable into Class B Non-Voting Shares upon payment of the applicable exercise price. Only non-treasury shares will be used to satisfy PSAP Option exercises, unless otherwise determined by the Board and subject to applicable regulatory and shareholder approvals.

    PSAP Unit activity for the nine months ended December 31, 2003, and the year ended December 31, 2004 is as follows:

	PSAP Units	Weighted Average Exercise Price
Outstanding at March 31, 2003	—	—
Granted	620,000	17.50

Outstanding at December 31, 2003	620,000	17.50
Granted	802,000	19.82
Exercised	(24,975)	17.50

Outstanding at December 31, 2004	1,397,025	18.83
Exercisable at December 31, 2004	332,001	18.90
Exercisable at December 31, 2003	—	—

    The resulting compensation expense related to PSAP Units during the year ended December 31, 2004 was $15.1 (December 31, 2003 — $0.6), the unpaid portion of which is included in accounts payable and accrued liabilities.

    As at December 31, 2004 1,397,025 PSAP Units were outstanding with a weighted average remaining contractual life of 1.7 years.

  (e)
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

  (i)
  cash equal to the number of DSUs credited to the participant's account multiplied by the fair market value of the Class B Shares on the date the notice of redemption is filed by the participant; or

  (ii)
  the number of Class B Shares equal to the amount described in (i) divided by the fair market value of the Class B Shares on the Purchase Date (such as shares to be purchased in the public market).

    During the year ended December 31, 2004, in the aggregate, the Company's directors elected to receive approximately 84% of their director's fees in the form of DSUs. Accordingly, 18,897 DSUs were issued during the year ended December 31, 2004, which have been credited to contributed surplus. At December 31, 2004 80,557 (December 31, 2003 — 61,660) aggregate issueable DSUs were outstanding.

  (f)
  The Company has a Share Purchase Plan under which eligible directors, management and employees may purchase that number of Class B Shares as has a purchase price equal to or less than 10% of the persons' annual salary for the year in which the purchase is made at an exercise price determined by the Board of Directors. The Company may, at its option, cause Class B Shares to be purchased in the market to satisfy the purchase rights rather than issuing shares from treasury.

13.   DISTRIBUTION LP COMPENSATION PLANS

  (a)
  Company funded plans:

    The Company has established a Consideration Pool Plan, an Equity Bonus Pool Plan and a Capital Pool Plan for the benefit of certain qualifying employees of Distribution LP. The Company will fund 100% of these compensation plans, not Distribution LP.

    Consideration Pool Plan Under the Consideration Pool Plan, participating Distribution LP employees will be entitled to cash retention payments from a pool of up to $6.0 to be paid over a four-year period, commencing in February 2005 and terminating January 2009. Payments to be made under this Plan will be recognized as compensation expense as earned by the participating employees throughout the term of this plan.

    Equity Bonus Pool Plan Under the Equity Bonus Pool, participating employees will be entitled to cash awards from a pool of up to $10.0 upon conversion or sale of Subordinated LP Units of Distribution LP owned by the Company. Payments to be made under this plan will be recognized as a compensation expense as earned by the participating employees over the expected life of the plan, which is based on management's estimate of the Conversion Date (as defined in the Limited Partnership Agreement).

    Capital Pool Plan Under the Capital Pool Plan, participating employees will be granted up to 600,000 options to purchase preferred shares of an indirect subsidiary of the Company at an exercise price of $0.01 per share.

    Provided that Distribution LP meets certain cash distribution targets, the options will vest at the rate of 25% per calendar year on December 31 of each year commencing in 2005. If vesting does not occur on December 31 of any calendar year because the distribution targets were not satisfied, the options that were to have vested will be carried forward and will vest on the date when the missed cash distribution payments are subsequently made. If the missed cash distribution payments are not made prior to the conversion date (as defined in the Limited Partnership Agreement), the options will terminate.

    After an option has been exercised, participants will have the right to exchange the preferred shares received for Subordinated LP Units from the Company's existing holdings (or if the exercise occurs on or after the conversion date, Ordinary LP units) on a one-for-one basis. If this right is exercised, the Company will have the right to substitute the Subordinated LP Units to be delivered with (i) Fund units (ii) cash or (iii) any combination of Subordinated LP Units, Fund units and cash.

    In addition to the options granted to participating employees, on a quarterly basis effective October 1, 2004, the General Partner will pay to each participant, as additional employment income, an amount equal to the quarterly distributions that the Company would be paid on the 600,000 Subordinated LP Units set aside under this Plan ("Employment Distribution Amount"). The Company will have no further rights to receive distributions on the 600,000 Subordinated LP Units governed by this Plan.

    For the year ended December 31, 2004, compensation expense of $0.2 was recorded in respect of Employment Distribution amounts paid to participants under the Capital Pool Plan. No amounts were recognized as compensation expense in respect of the Consideration Pool Plan or the Equity Bonus Pool Plan.

    The Company made the first payment under the Consideration Pool Plan in February 2005 in the amount of $1.0.

    As a result of the establishment of the above noted employee compensation plans, the Distribution LP Long Term Incentive Plan was amended in February 2005, effective January 2004.

  (b)
  Distribution LP funded plans:

    Distribution LP Long Term Incentive Plan ("LTIP") Effective January 1, 2004, certain key employees and officers of Distribution LP became eligible to participate in the LTIP. Under the LTIP agreement (amended February 2005, effective January 2004), Distribution LP will set aside a pool of funds based upon the amount, if any, by which the Fund's distributable cash per unit for the entire year, exceeds certain defined distributable cash per unit threshold amounts. The pool of funds will be transferred to a Plan Trustee, which will use the entire amount transferred to purchase Fund units on the open market. The Plan Trustee will hold the Fund units until such time as ownership vests to each participant. Units held in trust will vest as to one-third of the units 30 days after the Trustee's of the Fund approve the audited financial statements for the corresponding year and as to one-third on each of the two subsequent anniversaries of that date. LTIP participants will be entitled to receive distributions on all Fund units held for their account prior to the applicable vesting date. Unvested units held by the Trustee for LTIP participants will be forfeited if the participant resigns or is terminated for cause prior to the applicable vesting date, and those Fund units will be sold and the proceeds returned to Distribution LP and excluded from future LTIP calculations.

    At December 31, 2004, the LTIP provided for awards that may be earned based on the amount by which Distribution LP's distributable cash per unit exceeds a target distribution amount of $1.15 per unit per annum. The base distributable cash amount is subject to adjustment at least every three years. The percentage amount of the excess, which forms the LTIP incentive pool, is calculated as follows:

Excess Amount Percentage	Incentive Amount Percentage
Zero to 5%	5% of any excess amount
> 5% to 10%	5% of any excess amount to 5%
10% of an excess amount over 5%
>10% to 20%	5% of any excess amount to 5%
10% of any excess amount over 5% to 10%
plus 20% of any excess amount over 10% to 20%
>20%	5% of any excess amount to 5%
10% of any excess amount over 5% to 10%
plus 20% of any excess amount over 10% to 20%,
plus 30% of any excess amount over 20%

    For the year ended December 31, 2004, the Distribution LP recognized $2.8 of compensation expense under the LTIP.

14.   CUMULATIVE TRANSLATION ADJUSTMENTS

  An analysis of the cumulative translation adjustments shown separately in shareholders' equity is as follows:

	December 31, 2004	December 31, 2003
Balance — beginning of period	3.8	(17.3)
Effect of exchange rate variation on translation of net assets of self-sustaining foreign operations	(18.7)	(1.4)
Effect of exchange rate variation on long-term debt designated as a hedge of net investments in self-sustaining foreign operations, net of tax of $3.2 (2003 — $5.0)	14.4	22.5

Balance — end of period	(0.5)	3.8

15.   INTEREST

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Senior revolving credit facilities	4.2	7.0	10.8
Term loans	4.8	7.0	6.2
Senior subordinated notes	50.3	39.5	60.2
Interest (income) and other	(4.8)	(0.7)	4.3
Interest capitalized during the year	(1.6)	(6.4)	(11.7)
Amortization of interest previously capitalized	—	10.6	9.7

	52.9	57.0	79.5
Amortization of deferred financing costs	5.3	5.4	5.5

	58.2	62.4	85.0

  During the year ended December 31, 2004, the amortization of investment in film and television programs includes the amortization of interest previously capitalized (see note 2).

  The weighted average interest rate for the year ended December 31, 2004 was 11.1% (December 31, 2003 — 10.3%; March 31, 2003 — 10.3%).

  During the year ended December 31, 2004, the Company paid interest of $61.0 (December 31, 2003 — $67.8; March 31, 2003 — $77.2).

16.   INVESTMENT (GAINS) LOSSES, NET AND DILUTION GAINS

  (a)
  During the year ended December 31, 2004, the following transactions occurred:

  (i)
  As part of the sale of the Company's investment in Galaxy Entertainment Inc. to the Cineplex Galaxy Limited Partnership, the Company received a right to receive an additional 679,498 Series 2-G Limited Partnership Units if the Cineplex Galaxy Limited Partnership achieved certain cash flow targets. During the year ended December 31, 2004, an investment gain of $6.2 was recognized reflecting the change in fair value of this right.

    In December 2004, the Company also converted its 255,349 Series 1 Cineplex Galaxy Limited Partnership Units to Units of Cineplex Galaxy Income Fund. The Company subsequently sold these units for proceeds of $3.7 resulting in a gain of $1.1.

    (ii)
    The Company recorded a loss as a result of a settlement with respect to warrants the Company held in a publicly traded company, Point.360. The Company returned the warrants to Point.360 and settled all other matters for gross proceeds of $0.7. Costs incurred to settle the matters totaled $0.5, resulting in a loss of $1.1.

    (iii)
    The Company recorded pre-tax impairment charges on its investments carried at cost totaling $5.0.

    (iv)
    The Company recorded a gain of $1.2 as a result of cash received upon the dissolution of a long-term investment. The investment had a carrying value of nil.

    (v)
    The Company recorded losses of $0.2 as a result of impairment of certain property and equipment.

  (b)
  During the nine months ended December 31, 2003, the following transactions occurred:

  (i)
  On October 15, 2003, the Company transferred substantially all of its assets and certain liabilities of its Motion Picture Distribution segment to Distribution LP in exchange for 9,130,435 Subordinated LP Units, 11,829,867 Ordinary LP Units and a promissory note of $215.7.

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

    (ii)
    As described in note 5, the Company recorded an impairment charge of $2.2 on a certain Entertainment investment carried at cost.

    (iii)
    As described in note 5, in November 2003 the Company sold its investment in Galaxy Entertainment Inc. to the Cineplex Galaxy Limited Partnership, resulting in a gain to the Company of $6.3.

    (iv)
    Other assets included a warrant to purchase shares in a publicly traded company, Point.360. In December 2003 an investment gain of $0.5 was recognized in marking this warrant to market.

    (v)
    The Company recorded an impairment charge of $3.6 to one of its equity accounted investments.

  (c)
  During the year ended March 31, 2003, the following transactions occurred:

  (i)
  The Company sold one of its marketable securities for proceeds of $1.2, resulting in a gain of $0.7.

  (ii)
  The Company concluded a review of the carrying value of its investment in Headline Media Group ("HMG") based on recent information pertaining to the financial condition of the investee. Based on this review, the value of the investment in HMG was determined to be impaired. Net earnings for the year ended March 31, 2003 include an impairment charge of $24.1 related to the Company's investment in HMG.

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

17.   DISCONTINUED OPERATIONS

  As part of the Entertainment restructuring plan in December 2003 (see note 28), a decision was made to sell the Company's post-production businesses. Accordingly, the results of operations and financial position for the post-production businesses (the "Discontinued Businesses") have been reported as discontinued operations for all periods presented.

  During the year ended December 31, 2004, the Company sold its post-production businesses for total consideration of $3.3 resulting in a loss on sale of $1.1, net of tax of nil on the statement of earnings. Included in the loss is $0.7 of goodwill allocated to the discontinued operation.

  In December 2003, the Company recorded a write down of $11.8 to property and equipment and recorded an accrual of $0.9 for severance and professional fees. During the year ended December 31, 2004, the Company recorded a further $0.7 in severance and professional fees. As at December 31, 2004, all of these amounts were paid.

  The following tables present selected financial information for the Discontinued Businesses:

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Revenue	3.7	11.3	14.8
Direct profit	—	3.0	4.9
Loss on write down of property and equipment	—	(11.8)	—
Loss before income taxes	(5.5)	(14.9)	(1.6)
Provision for (recovery of) income taxes	(1.4)	0.8	(0.7)
Loss from discontinued operations	(4.1)	(15.7)	(0.9)
Basic loss per common share	$(0.10)	$(0.37)	$(0.02)
Diluted loss per common share	$(0.09)	$(0.37)	$(0.02)

	December 31, 2004	December 31, 2003
Accounts receivable	—	6.5
Property and equipment	—	2.8
Other assets	—	—

Total assets	—	9.3

Accounts payable and accrued liabilities	—	4.5
Term loans	—	0.8
Other liabilities	—	—

Total liabilities	—	5.3

  The balance sheets of the Discontinued Businesses have been reported as part of Entertainment in the segmented information presented in note 25.

18.   INCOME TAXES

  The differences between the effective tax rate for the provision for income taxes and the Canadian statutory income tax rate are as follows:

	Year Ended December 31, 2004	Nine Months Ended December 31, 2003	Year ended March 31, 2003
Corporate statutory rate of income tax	36.1%	36.6%	38.1%
Provision for (recovery of) income taxes at statutory rate	10.4	(45.7)	(9.6)

Adjusted for the effect of:
Dilution gain	—	(43.5)	—
Foreign operations subject to different income tax rates	(1.6)	20.7	(6.1)
Expenses not deductible (income not taxable) for income tax purposes	6.7	4.2	12.1
Change in income tax rate for future income taxes	—	(10.5)	4.9
Change in valuation allowance	(22.1)	51.2	13.4
Adjustment to prior year estimate	4.3	66.3	—
Other	2.9	1.4	2.1

	0.6	44.1	16.8

  The components of future income tax assets, net of valuation allowances, and liabilities comprise:

	December 31, 2004	December 31, 2003
Future income tax assets:
Property and equipment	8.0	18.5
Distribution and participation liabilities	8.3	—
Loss carryforwards	137.4	147.4
Investment in film and television programs	38.0	31.6
All other	33.0	17.8

	224.7	215.3
Valuation allowance	(56.2)	(78.3)

	168.5	137.0

Future income tax liabilities:
Broadcast licences	18.5	18.5
Capitalized interest	—	11.2
All other	21.6	22.5

	40.1	52.2

Net future income taxes	128.4	84.8

  Future income tax assets as at December 31, 2003 in respect of loss carryforwards and investment and film and television programs were reduced by $25.8 and $51.0, respectively with a corresponding reduction of $76.8 in valuation allowance as further analysis was completed during 2004.

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

  The Company has Canadian income tax losses available for carry forward that expire as follows:

2005	12.3
2006	8.3
2007	47.3
2008	19.1
2009	67.7
2010	97.0
2011	62.7

314.4

  The Company has income tax losses available for carry forward in the United States of $37.1 that will begin to expire in 2022. The Company has income tax losses available for carry forward in Ireland of $30.7 that can be carried forward indefinitely. The Company also has tax losses available for carry forward in Spain of $12.7 that will expire in 15 years.

  The provision for (recovery of) income taxes comprises:

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Current income taxes	42.8	21.0	13.6
Future income taxes	(42.2)	23.1	3.2

	0.6	44.1	16.8

  During the year ended December 31, 2004, the Company paid income taxes of $20.2 (December 31, 2003 — $11.0; March 31, 2003 — $41.4).

19.   JOINT VENTURES

  The Company has investments in joint ventures in certain broadcast businesses, a structured filmed entertainment financing business and a jointly controlled television production.

  The Company's proportionate share of the total assets, liabilities and results of operations of the joint ventures for the year ended December 31, 2004, the nine months ended December 31, 2003, and the year ended March 31, 2003 is as follows:

	December 31, 2004	December 31, 2003	March 31, 2003
Assets	78.9	114.4	129.8
Liabilities	12.9	16.9	21.7
Revenue	90.0	38.9	57.8
Direct operating expenses	53.4	24.2	35.6
Operating expenses	5.7	4.3	5.8
Amortization, interest and income taxes	7.6	9.7	0.8
Net earnings (loss)	23.3	1.9	(0.6)
Cash flow from operating activities	5.5	4.5	(3.6)
Cash flow from financing activities	(5.5)	(4.4)	(0.3)

20.   EARNINGS (LOSS) PER COMMON SHARE

  Earnings (loss) per common share before discontinued operations is calculated as follows:

	December 31, 2004	December 31, 2003	March 31, 2003
Numerator for basic earnings (loss) per common share:
Net earnings (loss) before discontinued operations for the period	33.8	(153.9)	(40.4)
Weighted average number of common shares	43.1	42.8	42.7

Basic earnings (loss) per common share before discontinued operations	$0.78	$(3.60)	$(0.95)

Numerator for diluted earnings (loss) per common share:
Earnings (loss) used in computing basic and diluted earnings (loss) per common share before discontinued operations	33.8	(153.9)	(40.4)

Denominator for diluted earnings (loss) per common share:
Weighted average number of common shares	43.1	42.8	42.7
Stock options	0.5	—	—

Shares used in computing diluted earnings (loss) per common share	43.6	42.8	42.7

Diluted earnings (loss) per common share before discontinued operations	$0.78	$(3.60)	$(0.95)

  In the nine months ended December 31, 2003 and the year ended March 31, 2003, the effect of potentially dilutive stock options was excluded from the computation of diluted loss per share, as they are anti-dilutive to the basic loss per common share.

21.   STATEMENTS OF CASH FLOW SUPPLEMENTAL INFORMATION

	December 31, 2004	December 31, 2003	March 31, 2003
Change in
Accounts receivable	5.6	12.9	61.8
Accounts payable and accrued liabilities	(71.1)	(27.3)	99.5
Deferred revenue	4.9	(14.7)	10.9
Income taxes payable	26.3	20.9	(21.7)
Other	2.4	(2.4)	4.3

Net change in other non-cash balances related to operations	(31.9)	(10.6)	154.8

22.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2004	December 31, 2003
Trade payables	42.5	43.1
Program related payables	102.9	164.5
Distribution and participation liabilities	207.6	158.2
Other accrued liabilities	175.1	155.7

	528.1	521.5

  Included in program related payables and other accrued liabilities is US$13.4 (December 31, 2003 — US$46.0) of production related financing and $3.9 (December 31, 2003 — $6.4) of long-term liabilities pertaining to the acquisition of certain broadcast intangible assets. These non-interest bearing liabilities are unsecured and repayable in installments over the period from 2004 to 2007, with interest imputed at 13% and are recorded at fair value. During the year ended December 31, 2004, the Company recorded imputed interest of $1.1 (December 31, 2003 — $2.6; March 31, 2003 — $3.9). The Company expects these liabilities to be repaid as follows:

2005	16.7
2006	3.4
2007	1.0
2008	—
2009	—
Due Subsequent	—

21.1

  Included in other accrued liabilities at December 31, 2004 is $4.4 (December 31, 2003 — $6.6) for lease termination costs related to the consolidation of the Toronto head office facilities. Changes in this balance during the year ended December 31, 2004 are as follows:

Accrual of lease termination charge	6.6
Interest accretion	0.5
Payments made during year ended December 31, 2004	(2.7)

Balance, December 31, 2004	4.4

  The Company expects that $71.7 of accrued distribution and participation liabilities will be paid during the year ended December 31, 2005.

23.   GOVERNMENT FINANCING AND ASSISTANCE

  Investment in film and television programs includes a reduction of $3.6 related to production financing from government agencies for the year ended December 31, 2004. In previous years, as described in note 2, this amount was included as revenue (December 31, 2003 — $9.2; March 31, 2003 — $8.0). This financing is related to equity participation by government agencies and is repayable from distribution revenue of the specific productions for which the financing was made. The maximum cumulative amount repayable over the period of forecast revenue for amortization purposes is estimated to be $1.5. In addition, investment in film includes a reduction of $1.8 related to government grants. In previous years this amount was included as revenue (December 31, 2003 — $8.3; March 31, 2003 — $11.0). Investment in film and television programs also includes a reduction of $5.9 related to tax credits relating to production activities. In previous years this amount was included as revenue (December 31, 2003 — $10.4; March 31, 2003 — $19.1). Government grants and tax credits are not repayable.

  Investment in film and television programs includes a reduction of $16.7 (December 31, 2003 — $18.2; March 31, 2003 — $17.8) for government assistance for distribution of certain programs. Government assistance may be repayable in whole or in part depending upon future revenue generated by certain individual film and television programs. The maximum amount repayable over the period of forecast revenue is estimated to be $10.5. This amount is not included in liabilities as at December 31, 2004. In addition, direct operating expenses include $0.8 (December 31, 2003 — $0.8; March 31, 2003 — $1.5) of government grants relating to distribution activities, which are not repayable.

24.   COMMITMENTS AND CONTINGENCIES

  (a)
  The Company is committed under operating leases for office premises and equipment expiring at various dates to 2018. The future minimum payments under the terms of such leases are as follows:

2005	16.3
2006	13.1
2007	10.3
2008	9.6
2009	9.3
Due Subsequent	79.8

138.4

    Rent expense for the year ended December 31, 2004 was $10.4 (December 31, 2003 — $16.5; March 31, 2003 — $12.4).

  (b)
  The Company is involved in various legal actions. In the opinion of management, any resulting liability is not expected to have a material adverse effect on the Company's financial position.

  (c)
  The Company has letters of credit aggregating $28.1 outstanding at December 31, 2004 (December 31, 2003 — $67.3). The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit, issued by financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2004, the maximum potential liability under these guarantees was $28.1 of which $14.8 was for tax assessments which are currently under appeal and $13.3 was for payments to be made under various distribution and licensing agreements. As at December 31, 2004, the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates through December 2005. Certain guarantee instruments may be automatically extended beyond their maturity date on an annual basis.

  (d)
  The Company has entered into various agreements for the right to broadcast or distribute certain film and television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific films and television programs or certain levels of future productions. The acquisition of these broadcast and distribution rights is contingent on the actual production and/or the airing of the films and television programs. Management estimates that these agreements will result in future program and film expenditures of approximately $181.8 (December 31, 2003 — $225.6).

  (e)
  The Company has entered into various arrangements whereby all rights, title and interests to certain film and television programs have been sold to third parties that leased back to the Company the exclusive rights to distribute such programs for periods of up to 15 years. Under these arrangements, the Company is required to make periodic lease payments to the third parties. The Company has placed a portion of the cash proceeds received under the arrangements in an irrevocable trust for the benefit of the third parties to be used solely for satisfying the periodic lease payments. The Company believes that the possibility of it being required to make additional future payments related to these leases is remote. The Company has obtained guarantees for the obligations from unrelated financial institutions. The amount of funds in trust and the related lease obligations are not included in the Company's balance sheet. The amount of the lease obligations extinguished under these arrangements amounted to $157.8 as at December 31, 2004 (December 31, 2003 — $160.1).

  (f)
  In December 2002, and in November 2003, a subsidiary of the Company received federal and provincial income tax reassessments for $21.2 in total, including interest and penalties. The Company intends to pursue all available administrative and judicial appeals in respect of these reassessments. The Company strongly believes that it will prevail because, in the opinion of management, the reassessment runs counter to the applicable law and certain previous rulings. A liability for the amount will be recorded should it become probable that the income tax authorities' positions will be upheld.

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

25.   SEGMENTED INFORMATION

  The Company reports its results of operations in seven reportable segments, grouped into three principal business activities representing broadcasting, motion picture distribution group of segments and entertainment group of segments. Broadcasting consists of the Company's specialty television channels, which include fact and fiction and lifestyle programming. Motion picture distribution consists of the Company's 51% limited partnership interest in Distribution LP, a motion picture distributor in Canada, the U.K. and Spain with a minority interest held by unit holders of the Movie Distribution Income Fund. The motion picture distribution group of segments is comprised of four reportable segments: Domestic Distribution, Momentum, Aurum and Alliance Atlantis Cinemas. Domestic Distribution includes the acquisition and distribution of film and television programs in Canada. Momentum includes the acquisition and distribution of film and television programs in the United Kingdom. Aurum includes the acquisition and distribution of film and television programs in Spain. Alliance Atlantis Cinemas includes the exhibition of motion pictures through a chain of niche-focused movie cinemas in Canada. Entertainment has historically developed, produced, acquired and distributed primetime television drama, children's and documentary programming and in-house motion pictures. Under the restructuring plan described in note 28, the Entertainment group no longer produces prime-time drama television series (with the exception of the CSI franchise), movies-of-the-week, miniseries or theatrical motion pictures. The Entertainment group focuses its operations upon the acquisition of distribution and other rights to content, rather than in-house production. Entertainment is comprised of two reportable segments: CSI and Other. CSI represents the Company's interest in the three CSI television series: CSI: Crime Scene Investigation, CSI: Miami, and CSI: NY. Corporate and Other activities primarily comprise corporate functions and historically the structured filmed entertainment financing business.

  During the year ended December 31, 2004, the Company made changes with respect to its reportable segments. The previous segment, Entertainment, is now made up of two reportable segments: CSI and Other. The Company's previous Motion Picture Distribution segment now comprises four reportable segments: Domestic Distribution, Momentum, Aurum and Cinemas. Goodwill of $2.0 previously allocated to Motion Picture Distribution is now allocated to Domestic Distribution. Goodwill of $108.7 previously allocated to Entertainment has been allocated $76.3 to CSI and $32.4 to Other. As a result of these changes, comparative financial information has been adjusted for comparative purposes.

  Management focuses on and measures the results of operations based on direct profit (loss) and earnings (loss) before undernoted as presented on the Company's consolidated statements of earnings (loss), provided by each business segment with the exception of the CSI segment. Management focuses on and measures the results of the CSI segment based on direct profit. Direct profit is defined as revenue less direct operating expenses, which include those expenses that are directly attributable to the cost of the film and television program or specialty television channel generating revenue. In the case of the Company's entertainment and motion picture distribution businesses, these direct costs include the amortization and write off, if applicable, of investment in film and television programs and direct print and advertising spend incurred to earn revenue. In the case of Broadcasting, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian content program expenditure requirements mandated by condition of licence by the CRTC. These include costs to create the on-air look and on-air promotion of programs. Earnings (loss) before undernoted is defined as direct profit less non-direct operating expenses, which include period costs that are not directly attributable to the film and television program or specialty television channel. These include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

  Management no longer focuses on or measures the results of operations for Broadcasting using the Operating Channel and Developing Channel distinction. As a result, prior period amounts have been reclassified to reflect the change in segments.

  (a)
  Information on the Company's three principal business activities is as follows:

	Broadcasting	Motion Picture Distribution	Entertainment	Other	Total
December 31, 2004
Goodwill	42.4	63.9	106.3	—	212.6
Total assets	433.0	465.4	548.8	82.2	1,529.4
Additions to property and equipment	1.8	0.4	—	2.3	4.5
Additions to goodwill	0.6	61.9	—	—	62.5

December 31, 2003
Goodwill	40.9	2.0	109.6	—	152.5
Total assets	431.9	320.3	666.6	(2.6)	1,416.2
Additions to property and equipment	0.2	0.5	—	2.0	2.7
Additions to goodwill	—	—	—	—	—

March 31, 2003
Goodwill	40.9	2.0	109.6	—	152.5
Total assets	412.3	261.6	893.9	74.4	1,642.2
Additions to property and equipment	0.6	0.1	0.3	3.1	4.1
Additions to goodwill	—	—	—	—	—

    Revenues, as presented on the consolidated statements of earnings (loss) for the year ended December 31, 2004 are net of intersegment sales of programming of $10.4 (December 31, 2003 — $8.0, March 31, 2003 — $12.4) from Motion Picture Distribution — Domestic Distribution to Broadcasting, $2.1 (December 31, 2003 — $2.1, March 31, 2003 — $3.3) from Entertainment — Other to Broadcasting, $0.8 from Entertainment — CSI to Broadcasting (December 31, 2003 — nil, March 31, 2003 — nil) and $0.7 (December 31, 2003 — $1.7, March 31, 2003 — $3.6) from Entertainment — Other to Motion Picture Distribution — Domestic Distribution.

    During the year, the Company sold its post-production businesses. As a result, $0.7 of Entertainment — Other goodwill was recorded against the sale.

  (b)
  Information on reportable segments of the motion picture distribution group is as follows:

	Domestic Distribution	Momentum	Aurum	Cinemas	Total
December 31, 2004
Revenue	341.8	92.4	62.9	15.0	512.1
Direct profit	79.4	15.5	6.2	2.6	103.7
Earnings before undernoted and discontinued operations	58.6	9.8	2.5	2.0	72.9
Goodwill	2.0	12.4	49.5	—	63.9
Total assets	210.5	90.0	158.1	6.8	465.4
Additions to property and equipment	0.4	—	—	—	0.4
Additions to goodwill	—	12.4	49.5	—	61.9

December 31, 2003
Revenue	241.2	56.1	—	10.5	307.8
Direct profit	47.2	12.5	—	1.3	61.0
Earnings before undernoted and discontinued operations	34.4	8.7	—	0.6	43.7
Goodwill	2.0	—	—	—	2.0
Total assets	210.1	96.9	—	13.3	320.3
Additions to property and equipment	0.5	—	—	—	0.5
Additions to goodwill	—	—	—	—	—

March 31, 2003
Revenue	293.0	75.4	—	15.8	384.2
Direct profit	53.8	7.5	—	2.3	63.6
Earnings before undernoted and discontinued operations	41.5	1.3	—	1.6	44.4
Goodwill	2.0	—	—	—	2.0
Total assets	193.9	54.6	—	13.1	261.6
Additions to property and equipment	0.1	—	—	—	0.1
Additions to goodwill	—	—	—	—	—

    The following table outlines further revenue information on Motion Picture Distribution:

	Theatrical	Video/DVD	Television	Total
Year ended December 31, 2004
Domestic Distribution	72.1	213.3	56.4	341.8
Momentum Pictures	12.8	71.0	8.6	92.4
Aurum	7.9	48.1	6.9	62.9
Alliance Atlantis Cinemas	15.0	—	—	15.0

	107.8	332.4	71.9	512.1

Nine months ended December 31, 2003
Domestic Distribution	68.6	141.2	31.4	241.2
Momentum Pictures	3.7	45.8	6.6	56.1
Aurum	—	—	—	—
Alliance Atlantis Cinemas	10.5	—	—	10.5

	82.8	187.0	38.0	307.8

Year ended March 31, 2003
Domestic Distribution	81.6	167.2	44.2	293.0
Momentum Pictures	10.2	55.4	9.8	75.4
Aurum	—	—	—	—
Alliance Atlantis Cinemas	15.8	—	—	15.8

	107.6	222.6	54.0	384.2

    Management does not focus on direct profit (loss) or earnings (loss) before undernoted using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, video/DVD and television distribution channels.

  (c)
  Information on reportable segments of the Entertainment group is as follows:

	CSI	Other	Total
December 31, 2004
Revenue	205.1	53.6	258.7
Direct profit (loss)	73.4	1.4	74.8

December 31, 2003
Revenue	79.1	90.7	169.8
Direct profit (loss)	24.0	(193.9)	(169.9)

March 31, 2003
Revenue	104.8	198.6	303.4
Direct profit (loss)	39.0	33.8	72.8

  (d)
  Geographical information, based on customer location, is as follows:

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Revenue
Canada	637.3	481.4	562.0
United States	113.5	36.1	89.5
United Kingdom	118.8	65.4	84.5
Spain	66.5	1.9	5.4
Other Foreign	81.4	55.4	130.6

	1,017.5	640.2	872.0

    All of the Company's broadcast licences and the majority of the Company's capital assets are in Canada. With the exception of goodwill and other intangibles arising from the acquisition of Aurum in the current year, all of the Company's goodwill and other intangibles are in Canada.

    A breakdown of the Company's Broadcasting revenue is as follows:

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Subscriber	110.9	76.5	94.3
Advertising and other	135.0	85.9	88.6

	245.9	162.4	182.9

26.   FINANCIAL INSTRUMENTS

  (a)
  Fair values of financial instruments    The estimated fair values of financial instruments as at December 31, 2004 and 2003 are based on relevant market prices and information available at the time. The carrying values of cash and cash equivalents, loans receivable, revolving credit facilities, accounts payable and accrued liabilities and term loans approximate the fair values of these financial instruments.

    Financial instruments with carrying values different from their fair values include:

	December 31, 2004		December 31, 2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Accounts Receivable	372.2	372.2	277.8	274.1
Investments	16.4	22.9	17.8	30.8
Financial Liabilities
Senior Subordinated Notes	—	—	389.0	443.5

    Accounts receivable are recognized at fair value, based on discounting future cash flows using rates currently available for similar instruments. At December 31, 2004, included in accounts receivable are amounts due beyond December 31, 2005 totalling $28.4 (December 31, 2003 — $30.9).

    The fair value of investments is based on the trading value of publicly traded investees at December 31, 2004.

    The fair value of the senior subordinated notes is based on the trading price of the notes at December 31, 2003.

    Included in accounts receivable is a long-term receivable of $65.5 related to one of the Company's productions. The amount will be collected in monthly instalments of $2.2 until July 2007. The receivable was recognized at its fair value, being the sum of discounted future cash flows using rates available for similar instruments.

  (b)
  Credit risk    Accounts receivable from the Canadian federal government and other government agencies in connection with production financing represents 5% (December 31, 2003 — 9%) of total accounts receivable at December 31, 2004. The Company believes that there is minimal risk associated with the collection of these amounts. The balance of accounts receivable and distribution contracts receivable is widely distributed among customers in Canada and internationally. The Company maintains an allowance of $19.9 (December 31, 2003 — $13.5) for potential credit losses.

  (c)
  Interest rate risk    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its senior revolving credit facilities and term loans. As at December 31, 2004, there were no interest rate conversion agreements outstanding.

27.   RELATED PARTY TRANSACTIONS

  (a)
  In the normal course of business, the Company acquires broadcast rights from minority interests who exert significant influence over subsidiaries of the Company. During the year ended December 31, 2004, these purchases totaled $7.6 (December 31, 2003 — $5.1) and have been recorded in investment in film and television programs. The transactions were measured at the exchange amount. At December 31, 2004, included in accounts payable, are amounts due to these related parties of $4.5 (December 31, 2003 — $4.3).

  (b)
  The Company has entered into trademark and franchise payment agreements with minority interests who exert significant influence over subsidiaries of the Company. The transactions are measured at the exchange amount and recorded in other assets. During the year ended December 31, 2004, the Company paid $3.6 (December 31, 2003 — $3.0) related to such agreements. At December 31, 2004, the amount due to these related parties was $5.8 of which $3.9 is included in long-term liabilities pertaining to certain broadcast intangible assets.

  (c)
  At December 31, 2004, included in accounts receivable is nil (December 31, 2003 — $0.5) due from a minority interest that exerts significant influence over a subsidiary of the Company.

  (d)
  During the year ended March 31, 2003, the Company provided loans of $2.3 to equity accounted investees. During the nine months ended December 31, 2003 the Company provided further advances of $1.0. The loans bear interest at rates ranging from the Canadian prime rate plus 2.5% to 11.0%. Included in accounts receivable at December 31, 2004 is $4.2 due from these related parties (December 31, 2003 — $3.7).

  (e)
  Loans of $2.1 (December 31, 2003 — $2.3) are due from senior officers as at December 31, 2004. The amounts are included in accounts receivable and are repayable on demand, bearing interest at the Company's marginal cost of borrowing.

  (f)
  In 2003, the Company entered into an arrangement with two former senior officers to provide consulting services for the five-year period ending December 31, 2008. This arrangement has fixed annual fees of $0.8 plus certain contingent bonuses based upon achievement of cash flow targets related to certain television series. The total of the fees and bonuses for the five-year period will be in the range of $4.0 to $15.5, depending upon the achievement of targets. During 2004, $1.4 was paid to the two former senior officers under this arrangement. The transactions are measured at the exchange amount and recorded as a direct operating cost.

  (g)
  During 2004, Distribution LP incurred $1.0 of costs related to the issuance of Fund Units. Upon the creation of the Fund in October 2003, $13.1 of costs related to the issuance of Fund Units were borne by Distribution LP.

  (h)
  At the time of the transfer of the net assets into Distribution LP, the Company agreed to discharge $24.3 of liabilities included in the net assets transferred to Distribution LP. This amount was paid during the year ended December 31, 2004.

  (i)
  On October 15, 2003, the Fund, and its wholly owned trust, Holding Trust, the General Partner and Distribution LP entered into a Support Agreement. Under the terms of the Support Agreement, the General Partner will provide certain management, administrative and support services to the Fund and Holding Trust for the next 10 years and will be reimbursed by Distribution LP for all direct and indirect costs and expenses it incurs in the provision of services pursuant to the Support Agreement. For the year ended December 31, 2004, Distribution LP incurred expenses of $0.6 in connection with the Support Agreement. For the period from October 15, 2003 to December 31, 2003, Distribution LP incurred expenses of $0.1 in connection with the Support Agreement.

  (j)
  During the year ended March 31, 2003, in the normal course of business, the Company sold broadcast rights to equity accounted investees totaling $0.6. These transactions were measured at the exchange amounts.

28.   REVIEW OF OPERATIONS OF ENTERTAINMENT

  In December 2003, the Company conducted an extensive review of its Entertainment operations and concluded that it would significantly and permanently reduce the size and scope of its production business, eliminate certain functions and certain categories of production, reduce its staffing levels and close certain offices. The restructuring decision was made based on a continued weakened international demand for prime-time dramatic programming. Under the restructuring plan, Entertainment will no longer produce prime-time drama television series (with the exception of the CSI franchise), movies-of-the-week, miniseries or theatrical motion pictures. Entertainment will focus its operations upon the acquisition of distribution and other rights to content, rather than in-house production. The Company plans to fulfill existing contracted production obligations.

  The total cost of the Entertainment restructuring plan was $227.6. The following table summarizes the nature of the costs:

	Costs Expensed During the Year Ended December 31, 2004	Costs Expensed During the Nine Months Ended December 31, 2003	Total Cost
Impairments:
Investment in film and television programs	—	158.9	158.9
Development costs	—	30.8	30.8
Investments	—	2.2	2.2
Loans receivable	—	6.4	6.4
Assets held for sale (note 17)	—	11.8	11.8
Employee costs:
Continuing operations	—	12.0	12.0
Discontinued operations	0.7	0.9	1.6
Contract terminations	1.9	—	1.9
Other exit costs	1.3	0.7	2.0

Total restructuring costs	3.9	223.7	227.6

  Employee costs represent severance and professional fees related to the elimination of positions in Entertainment. Employee costs for discontinued operations represent severance and professional fees, which have been recorded in discontinued operations on the statement of earnings (loss). As at December 31, 2004, $1.1 of employee costs remain unpaid.

  The provision for loans receivable for the nine months ended December 31, 2003 related to Equicap Financial Corporation ("EFC"), a subsidiary of the Company. EFC had historically taken extensive security interest in connection with each of its loans receivable, whereby in the event of default its main recourse would be to exploit unsold distribution rights. The Company's strategic decision to reduce its distribution activities for affected programs resulted in an impairment of the remaining loans receivable. Loans with an original balance of $7.7 were written down to $0.2. During the nine months ended December 31, 2003, a charge to earnings of $6.4 was recorded (March 31, 2003 — nil).

  The restructuring is substantially completed and management does not expect to incur further costs related to the restructuring.

  The amounts expensed during the year ended December 31, 2004 and the nine months ended December 31, 2003 in connection with the restructuring plan are classified in the statement of earnings (loss) as follows:

	Year ended December 31, 2004	Nine months ended December 31, 2003
Direct operating costs:
Impairment of investment in film and television programs	—	158.9
Impairment of loans receivable	—	6.4
Operating expenses:
Other exit costs	1.3	0.7
Amortization, including development cost charges:
Impairment of development costs	—	30.8
Contract terminations	1.9	—
Investment gains and losses:
Impairment of investment	—	2.2
Unusual items:
Employee costs — continuing operations	—	12.0
Discontinued operations:
Impairment of assets held for sale (note 17)	—	11.8
Employee costs — discontinued operations	0.7	0.9

	3.9	223.7

  At December 31, 2004 the Company had unpaid restructuring accruals of $1.1. The following outlines activity with respect to these accruals during the year ended December 31, 2004:

Accrual of restructuring charges	12.1
Payments made in the period	11.0
Balance, December 31, 2004	1.1

29.   RECENT ACCOUNTING PRONOUNCEMENTS

  (a)
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

  (b)
  Financial Instruments    In January 2005, the CICA issued Handbook Section 3855, "Financial Instruments — Recognition and Measurement". The section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

  (c)
  Hedging    In January 2005, the CICA issued Handbook Section 3865, "Hedges". The Section provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

  (d)
  Comprehensive Income    In January 2005, the CICA issued Handbook Section 1530, "Comprehensive Income". The section introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income, but in a transparent manner. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

30.   SUBSEQUENT EVENT

  On March 18, 2005, the Company completed a re-organization with four individual shareholders to simplify their holdings by converting certain of the Company's Class A Voting Shares held indirectly by them into Class B Non-Voting Shares held directly by three of the shareholders. Consistent with the structure of the previous holding company, two of the individual shareholders will continue to jointly control the Company through a holding company that holds 670,995 Class A Voting Shares of the Company.

  The re-organization was the final step in a series of transactions that commenced in December 2003 when two of the individual shareholders, who were former senior officers of the Company, ceased to be employed by the Company. Their departure triggered certain obligations under contractual arrangements between the four individual shareholders, including the obligation to sell or convert certain of their shares in the Company.

  Subsequent to this re-organization, the aggregate number of outstanding Class A Voting shares and Class B Non-Voting shares remain unchanged. Prior to the restructuring, there were 2,848,201 Class A Voting Shares and 40,645,308 Class B Non-Voting Shares issued and outstanding. As a result of the restructuring, there are 1,005,447 Class A Voting Shares and 42,488,062 Class B Non-Voting Shares issued and outstanding.

  The re-organization was reviewed and approved by the Company's Corporate Governance Committee composed of three independent directors, as well as the Company's Board of Directors. The Company received regulatory approvals for the reorganization from the CRTC, the Ontario Securities Commission, the TSX and the NASDAQ National Market.

  The Company estimates it will incur $0.5 in costs in connection with this restructuring.

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

        Under United States GAAP, the net earnings (loss) and earnings (loss) per common share figures for the year ended December 31, 2004, the nine months ended December 31, 2003, and the year ended March 31, 2003, and the shareholders' equity as at December 31, 2004 and 2003 would be adjusted as follows (in millions of Canadian dollars, except per share amounts):

	Net Earnings (Loss)			Shareholders' Equity
	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003	December 31, 2004	December 31, 2003
Net earnings (loss) from continuing operations/Shareholders' equity — Canadian GAAP	33.8	(153.9)	(40.4)	352.7	319.0
Adjustment to reclassify related party loan to equity (a)	—	—	—	(2.1)	(2.0)
Adjustment to equity accounting for long-term investments (b)	2.6	—	5.9	0.7	(1.9)
Benefit realized on production financing arrangements (d)	0.1	(4.0)	(2.3)	(12.9)	(13.0)
Adjustment to accounting for jointly controlled productions (e)	8.0	(5.0)	(13.0)	(19.6)	(27.6)
Adjustment to reclassify gains (losses) on warrants (f)	1.5	(0.5)	(1.0)	—	(1.5)
Adjustment to accounting for government tax credits (h)	(9.2)	(11.5)	(16.6)	(90.4)	(81.2)
Adjustment to foreign exchange on hedge of self-sustaining subsidiaries (i)	1.7	3.8	2.0	—	—
Income taxes recorded at enacted rates (c)	0.5	(0.5)	—	—	(0.5)
Adjustment to accounting for government tax credits (h)	5.9	10.4	19.1	115.2	109.3
Future tax adjustments on above adjustments	6.0	2.1	1.4	3.5	(2.8)

Net Earnings (loss) from continuing operations — United States GAAP	50.9	(159.1)	(44.9)
Discontinued operations, net of tax	(4.1)	(15.7)	(0.9)

Net earnings (loss) — United States GAAP	46.8	(174.8)	(45.8)

Cumulative comprehensive earnings adjustment, net of tax (p)				4.7	13.1

Shareholders' equity — United States GAAP				351.8	310.9

Net earnings (loss) from continuing operations per common share — United States GAAP
Basic	$1.18	$(3.71)	$(1.05)
Diluted	$1.17	$(3.71)	$(1.05)

Net earnings (loss) per common share — United States GAAP
Basic	$1.09	$(4.08)	$(1.07)
Diluted	$1.07	$(4.08)	$(1.07)

Net earnings (loss) per common share for discontinued operations — United States GAAP
Basic	$(0.10)	$(0.37)	$(0.02)
Diluted	$(0.09)	$(0.37)	$(0.02)

The accompanying notes form an integral part of this reconciliation.

        The following table reconciles the numerators and denominators of the basic and diluted earnings (loss) per common share from continuing operations computation — United States GAAP.

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Numerator for basic earnings (loss) from continuing operations per common share from continuing operations:
Earnings (loss) from continuing operations — United States GAAP	50.9	(159.1)	(44.9)
Weighted average number of common shares	43.1	42.8	42.7

Basic earnings (loss) from continuing operations per common share from continuing operations — United States GAAP	$1.18	$(3.71)	$(1.05)

Numerator for diluted earnings (loss) from continuing operations per common share from continuing operations:
Earnings (loss) from continuing operations used in computing diluted earnings per common share from continuing operations — United States GAAP	50.9	(159.1)	(44.9)
Denominator for diluted earnings (loss) from continuing operations per common share from continuing operations — United States GAAP:
Weighted average number of shares	43.1	42.8	42.7
Stock options	0.5	—	—

Shares used in computing diluted earnings (loss) from continuing operations per common share	43.6	42.8	42.7

Diluted earnings (loss) from continuing operations per common share from continuing operations — United States GAAP	$1.17	$(3.71)	$(1.05)

  (a)
  Accounting for related party loan    Under Canadian GAAP, amounts receivable from officers in respect of share purchase loans are included in accounts receivable. Under United States GAAP, the amounts are deducted from shareholders' equity. (See note 27 (e) of the Company's consolidated financial statements.)

  (b)
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

        During the nine months ended December 31, 2003, under Canadian GAAP, the Company reflected an impairment charge for an other than temporary impairment with respect to a long-term equity accounted investment. As a result of the retroactive adjustment to the investment balance for United States GAAP purposes noted above, the cost base of the investment differed between Canadian and United States GAAP. Accordingly, the impairment charge reported under United States GAAP during the nine months ended December 31, 2003 should have been reduced by $2.6, resulting in a reduction to the loss for the nine-months ended December 31, 2003. Management has determined this amount not to be material to the prior period and current year. Accordingly, this amount has been reflected as an increase to net income in the year ended December 31, 2004.

        During the year ended March 31, 2003, the Company reflected an impairment charge for an other than temporary impairment with respect to a long-term equity accounted investment. As a result of the retroactive adjustment to the investment balance for United States GAAP purposes noted above, the cost base of the investment differed between Canadian and United States GAAP. Accordingly, the impairment charge reported under United States GAAP during the year ended March 31, 2003 has been reduced by $5.9. During the year ended March 31, 2003, the Company no longer had the ability to exercise significant influence over the investee. As the Company's investment in the company represents publicly traded equity securities that are available for sale, unrealized gains subsequent to the date of the impairment have been reflected in comprehensive earnings in note (p).

  (c)
  Income taxes at enacted rates    Under Canadian GAAP, future tax assets and liabilities are recorded using the substantively enacted rates in effect for the periods in which it is expected that they will be realized. Under United States GAAP, the effects of changes in rates are not recognized until the date of enactment.

  (d)
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

        In addition, as disclosed in note 24(e) of the Company's consolidated financial statements, for certain arrangements, under Canadian GAAP, the financing element has been accounted for as being extinguished through an in-substance defeasance. Under United States GAAP, liabilities are not considered to be extinguished through an in-substance defeasance. Accordingly for United States GAAP, the Company would report restricted cash of $157.8 (December 31, 2003 — $160.1) and a corresponding liability of $154.1 (December 31, 2003 — $158.6).

  (e)
  Jointly controlled productions For United States GAAP purposes, license fees and contributions made by a third party to a jointly-controlled production are deducted from investment in film and television programs whereas under Canadian GAAP, the contributions are deducted from investment in film and television programs and the license fee is recognized as revenue. The effects of this difference on selected line items are as follows:

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Reduction of revenue	(75.5)	(28.5)	(47.8)
Reduction in direct operating costs	(83.5)	(23.5)	(34.8)
Reduction of investment in film and television programs	(35.7)	(32.7)	(33.9)
Reduction in liabilities related to participation costs	(20.4)	(3.2)	(9.5)

  (f)
  Accounting for warrants    Under Canadian GAAP gains and losses recognized from marking warrants to purchase shares in a public company to market are included in the determination of net earnings whereas for United States GAAP purposes these amounts are included in the determination of other comprehensive income. During the year ended December 31, 2004, the Company surrendered the warrants to the issuer and recorded a loss on disposition of $1.1.

(g)   Adoption of new accounting pronouncement

        In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides criteria for the identification of variable interest entities (VIEs) and further criteria for determining which enterprise, if any should consolidate them. FIN 46 defines a VIE as an entity that does not have sufficient equity at risk to finance its activities without subordinated financial support or where the equity investors lack the characteristic of a controlling financial interest. VIEs are subject to consolidation by a company if that company is deemed the primary beneficiary of the VIE. The primary beneficiary is the party that is either exposed to a majority of the expected losses from the VIE's activities or is entitled to receive a majority of the VIE's expected residual returns or both.

        Prior to FIN 46, the Company consolidated all entities that it controlled through ownership of a majority of voting interests. Effective January 1, 2004, for US GAAP reporting the Company implemented FIN 46, retroactively without the restatement of prior periods, and as a result the Company has consolidated entities in which it has control through ownership of a majority of the voting interests as well as all VIEs for which it is the primary beneficiary. Similar provisions to FIN 46 have been issued by the Canadian Accounting Standards Board through Accounting Guideline 15 (AcG — 15); however such provisions are not required to be adopted until January 1, 2005 (see note 29 to the consolidated financial statements). The Company is adopting AcG-15 effective January 1, 2005.

        Upon implementation of FIN 46, the Company concluded that it was not required to deconsolidate any of the entities previously included in our consolidation. However the Company is the primary beneficiary of the following entities which have not previously been included in our consolidation.

        Production financing tax shelters    In 1995 the Company entered into various tax shelter arrangements that provided investors with certain tax benefits and also provided financing for the Company's production activities. Under these arrangements the Company sold the rights, title and interest to certain film and television programs to limited partnerships that would in turn grant the Company the exclusive rights to distribute the production for an extended period. The Company has provided loans to either directly or indirectly finance the equity of these partnerships. These loans bear interest at rates ranging from 6% to 10.9% and mature between 2010 and 2011. Additionally, the Company has agreed to repurchase the rights sold to the partnerships. As a result the proceeds received from the sale of the film and television programs have been classified as an obligation on the balance sheet to satisfy these future obligations which are payable between 2010 and 2011. The obligation to make these future payments equals the amounts the Company has recorded in respect of the loans provided to finance the partnerships' equity and are essentially secured by these financing loans. The Company has historically reported these amounts on a net basis. However, as a result our FIN 46 review, the Company has determined that these amounts should be reported on a gross basis. Accordingly, for United States GAAP purposes the Company would increase reported assets (loans receivable from tax shelters) and liabilities (tax shelter participation liabilities) by $89.5 at December 31, 2003. Under the terms of the arrangements among the parties, the loans receivable from the investors are to be settled with the proceeds received from the partnerships and accordingly the arrangements are not expected to have any impact on the Company's cash flows.

        The Company has determined that the limited partnerships qualify as variable interest entities for the purposes of FIN 46 and has concluded that the Company is the primary beneficiary of these partnerships. As required by FIN 46, the Company has consolidated 18 limited partnerships into our financial statements. These partnerships hold only the rights, title and interest to film properties and do not have active operations.

        Production arrangement    Following the extensive review of the Entertainment business' operations in December 2003, entertainment materially reduced the size and scope of its production business. As a result, the Company entered into production arrangements with a third party production company to complete production on a television series. This production company is a VIE as it does not have sufficient equity financing. Under the arrangement, the Company has entered into a distribution deal with the production company and has agreed to give the entity a non-refundable minimum revenue guarantee which the Company is entitled to recover from future distribution revenues. The Company has a variable interest in this entity through its participation in future distribution revenues of the entity; this right exposes the Company to a majority of the expected losses of the entity. As required by FIN 46, the Company has included this third party entity in our consolidated financial statements. The entity's only activity is the production of the Company's television series and at December 31, 2004, production on the series was still in progress and the entity had not recognized any revenues or costs. The Company's maximum exposure to loss under the arrangement is limited to its minimum revenue guarantee payment of $2.4.

        Details of the amounts recorded on the consolidated balance sheet at December 31, 2004 in respect of the above adjustments are summarized below and include the impact of both the tax shelter limited partnerships and the production company.

Impact of the adjustments
Investment in film and television programs	2.7
Loans receivable from tax shelters	100.2

Total assets	102.9
Term loans	1.0
Deferred revenue	1.7
Tax shelter participation liabilities	100.2

Total liabilities	102.9

        The impact of the adjustments from the VIEs described above on the Company's financial statements can be further explained as follows:

        The consolidation of the production financing tax shelters increased the Company's loans receivable from tax shelters by $100.2 and resulted in a corresponding increase in tax shelter participation liabilities. These obligations are non-recourse to the Company and its other subsidiaries. The only impact on the consolidated statement of earnings is interest income earned on the loans receivable which was offset by interest expense on the participation liabilities.

        The consolidation of the production company increased investment in film by $2.7, term loans by $1.0 and deferred revenue by $1.7. The increase in term loans is in respect to a $4.4 credit facility held by the production company that bears interest at a rate of prime plus 0.75% and is secured by the entity's production asset. The credit facility matures on December 31, 2006 and is non-recourse to the Company and its subsidiaries.

        The consolidation of the limited partnerships and the third party production company had no material impact on our consolidated net earnings.

        The Company also identified the following significant VIEs, however we have determined that we were not primary beneficiary of these entities and are therefore not required to consolidate them.

        Interests held in a specialty television channel    In 2000 the Company acquired a 49% equity interest in a corporation operating a specialty television channel. In addition the Company has made loans to the entity. The Company's maximum exposure to loss at December 31, 2004 is limited to the carrying amount of its loans receivable balance of $3.4 as the carrying amount of our investment in the entity was written off in prior periods. The Company is required to fund 49% of the entity's future financing requirements. At December 31, 2004 the entity had assets of $3.0.

        Sale leaseback arrangements    Between 1999 and 2004 the Company entered into various production financing arrangements with 13 United Kingdom limited partnerships whereby all rights, title and interests to certain film and television programs have been sold to the limited partnerships that leased back to the Company the exclusive rights to distribute such programs for periods up to 15 years. The Company has placed cash on deposit with banks that have superior credit ratings to fund these future payments as described in note (d). The Company's maximum exposure to loss is limited to the cash on deposit which is $157.8. The Company believes that the possibility of it being required to make payments under these arrangements is remote.

        Print & advertising tax shelters    Between 1993 and 2000 a subsidiary of the Company packaged theatrical distribution activities into limited partnerships and earned fees from the sale of these partnerships to investors. These partnerships were appointed by producers to develop and execute marketing campaigns for films. In exchange for these services they received distribution fees which were reinvested in a subsidiary of the Company. That subsidiary has an obligation to repay the partnerships and has placed the cash received on deposit with various international banks that have superior ratings. Additionally, the Company entered into an Interest Support Agreement under which the Company has agreed to pay an amount to the partnerships that is sufficient to allow each of its limited partners to satisfy their interest obligations on outstanding financing loans. The amount of the Company's obligations under the Interest Support Agreement equals the interest income earned on the deposits held by the banks. Management has assessed its interests and obligations in the subsidiary that holds the deposits and has concluded that they are nominal. At December 31, 2004 the subsidiary had received cash from eight limited partnerships and had placed funds on deposit of $247.3. The amounts on deposit earn interest at rates ranging between 6.75% and 9.0% and mature between January 2005 and January 2011. The Company's maximum exposure to loss under these arrangements is limited to the interest income earned on the deposits. The Company believes that the possibility of it being required to make payments under these arrangements is remote.

        Distribution deals    As part of distribution activities principally in the entertainment group, the Company has acquired distribution rights for certain film and television programs developed and owned by independent production entities which are VIEs as they do not have sufficient equity financing. The Company is entitled to retain a specified percentage of the future distribution revenues for a contractually agreed period of time. In certain instances the Company may provide an initial non-refundable minimum revenue guarantee to the VIE during the production phase which is expected to be recovered through future distribution revenues. These minimum revenue guarantees are reflected in the financial statements of the Company as an investment in film and television asset when they become payable and this amount represents the Company's maximum exposure to loss. The Company has a variable interest in these VIEs through its participation in future distribution revenues of the entity but these rights do not expose the Company to a majority of the expected losses or the expected residual returns of the VIEs. Due to the number of independent production entities involved in these arrangements and also because these entities are under the control of the independent producers, the Company has not been able to establish the aggregate size of these entities.

  (h)
  Accounting for tax credits    Under Canadian GAAP, for the year ended December 31, 2004, tax credits earned are recorded as a reduction of Investment in Film and Television Programs. In prior periods this amount was included as revenue. Prior periods have not been restated. (see note 2 of the Company's consolidated financial statements). For United States GAAP, Accounting Principles Board Opinion No. 4, "Accounting for the Investment Credit" requires tax credits to be presented as a reduction of income tax expense. During the year ended December 31, 2004, these tax credits would increase Investment in Film and Television Programs and reduce income tax expense by $5.9. In prior years, the impact would have been a reduction of revenue and a reduction of income tax expense. (December 31, 2003 — $10.4; March 31, 2003 — $19.1).

        Additionally, in 2004, under Canadian GAAP, tax credits are no longer included in management's estimate of ultimate revenues expected to be recognized over the life of the investments in film and television programs. In previous years, tax credits earned were included in management's estimate of ultimate revenues. When tax credits were recognized as revenue, the investment in film and television programs would have been expensed in the proportion that current revenue, which in prior years would have included the tax credits, bears to management's estimate of ultimate revenue. Prior periods have not been restated. For United States GAAP purposes, tax credits are excluded from the management's estimates of ultimate revenues and have no impact on the rate at which investment in film and television programs balances are amortized to the statement of earnings (loss). The effects of these differences on selected line items is as follows:

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Reduction increase in revenue	—	(10.4)	(19.1)
(Reduction) increase in direct operating expenses	9.2	1.1	(2.5)
Tax recovery, including tax credits	(9.2)	(10.8)	(18.2)

Increase of investment in film and television programs	24.8	28.1	29.2

  (i)
  Accounting for the hedge of self-sustaining operations    Under United States GAAP, the Company's net investment in self-sustaining subsidiaries differs from Canadian GAAP due to the adjustment for income taxes at enacted rates as discussed in note (c), the adjustment for production financing arrangements as discussed in note (d), and the adjustment for jointly controlled productions as discussed in note (e). These differences affect the underlying hedge of such self-sustaining subsidiaries, the long-term term loan A and B credit facilities and in prior years, the Company's senior subordinated notes.

  (j)
  Interest    For the year ended December 31, 2004, the Company's amortization of investment in film and television programs, which is reported as a direct operating expense, includes interest previously capitalized. In prior periods, for Canadian GAAP, the Company classified a component of the amortization of investment in film and television programs representing interest previously capitalized as interest expense. Prior periods have not been restated. (See note 2 of the Company's consolidated financial statements). Under United States GAAP, the bifurcation of amortization of investment in film and television programs between interest and other costs is not permitted. Accordingly, the amounts included in note 15 to the consolidated financial statements of the Company would be included in direct operating expenses under US GAAP..

  (k)
  Amortization, development charges, and unusual items    For Canadian GAAP purposes the Company has presented certain amortization, development cost charges and unusual items outside of operating expenses (see note 11 of the Company's consolidated financial statements). Under United States GAAP, items of this nature are included in operating expenses.

  (l)
  Accounting for joint ventures    For the purpose of reporting under United States GAAP, companies are required to equity account for joint ventures and investments over which they have significant influence. As disclosed in note 19 of the Company's consolidated financial statements, Joint Ventures, the Company proportionately consolidates its joint ventures under Canadian GAAP. In accordance with SEC Release 33-7053, the Company has omitted the differences in classification that result from using proportionate consolidation in the reconciliation to United States GAAP. Refer to note 19 of the Company's consolidated financial statements, Joint Ventures, for the Company's proportionate share of the total assets, liabilities and results of operations and cash flow of these joint ventures.

  (m)
  Accounting for intangible assets    The Company has other definite life broadcast intangible assets representing direct costs incurred to obtain carriage for the Company's digital specialty television channels launched in fiscal 2002 and costs to obtain access to franchises and to develop brands for certain branded television channels. These intangible assets are amortized over the life of the respective agreements. During the year the Company recorded amortization related to these assets totaling $2.1 (December 31, 2003 — $1.9; March 31, 2003 — $2.6). The Company expects that $1.4 of these assets will be amortized during fiscal 2005, $1.4 during fiscal 2006, and $0.9 during fiscal 2007.

  (n)
  Sale of investments    During the year ended December 31, 2003 the Company sold its investment in Cineplex Galaxy Entertainment Inc., resulting in a gain to the Company of $6.3. In calculating the gain, the Company used the specific identification method to determine the cost of the investment.

  (o)
  Loans receivable    Under United States GAAP certain additional disclosures are required with respect to impaired loans receivable. At December 31, 2004 the Company had impaired loans totaling $7.5 (December 31, 2003 — $7.5, March 31, 2003 — $1.1). The allowance for losses in relation to these loans was $7.5 (December 31, 2003 — $7.5; March 31, 2003 — $1.1) (the activity in the allowance for loans receivable is presented in note (s)).

        Interest income on impaired loans is recognized over the term of the loan. During the year ended December 31, 2004 the Company recognized interest income of $0.2 on impaired loans (December 31, 2003 — $0.2; March 31, 2003 — nil) as a result of cash collected on account of these loans.

  (p)
  Consolidated statements of comprehensive earnings (loss)    The Company's comprehensive earnings (loss) determined in accordance with United States GAAP would be as follows:

  (i)
  Comprehensive earnings (loss) — current periods:

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Net earnings (loss) — United States GAAP	46.8	(174.8)	(45.8)
Other comprehensive earnings (loss):
Net unrealized gains (losses) on portfolio investments, net of tax of $(1.4) (December 31, 2003 — $2.3; March 31, 2003 — $(1.9))	(6.9)	10.7	(10.6)
Reclassification adjustment on portfolio investments, net of tax of nil (December 31, 2003 — nil; March 31, 2003 — $2.0)	—	—	11.5
(Settlement) unrealized gains on marking warrants to market, net of tax of nil (December 31, 2003 — nil; March 31, 2003 — nil)	(1.5)	0.5	1.0
Foreign currency translation adjustment, net of tax of nil (December 31, 2003 — $1.4; March 31, 2003 — $3.1)	(5.7)	19.7	3.4

Comprehensive earnings (loss)	32.7	(143.9)	(40.5)

    (ii)
    Other comprehensive earnings (loss) — accumulated balances:

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Balance, beginning of year	13.8	(17.1)	(22.4)
Change for the year	(14.1)	30.9	5.3

Balance, end of year	(0.3)	13.8	(17.1)

        The accumulated balances of the components of other comprehensive earnings (loss) are as follows:

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Unrealized gains on portfolio investments, net of tax of $1.0 (December 31, 2003 — $2.4; March 31, 2003 — 0.1)	4.7	11.6	0.9
Unrealized gains on marking warrants to market, net of tax of nil (December 31, 2003 — nil; March 31, 2003 — nil)	—	1.5	1.0
Foreign currency translation adjustment, net of tax of $4.3 (December 31, 2003 — $4.3; March 31, 2003 — $2.9)	(5.0)	0.7	(19.0)

Accumulated other comprehensive earnings (loss)	(0.3)	13.8	(17.1)

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

  (q)
  Accounting for stock options and share issuances    On April 1, 2002, the Company adopted for Canadian GAAP the fair value based method of accounting for employee-based stock options for options granted after April 1, 2002. Prior to April 1, 2002, under Canadian GAAP, the Company did not recognize any expense for stock options granted to employees. As provided under Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" an amendment of FASB Statement No. 123, the Company adopted the fair value based method for US GAAP on a prospective basis. Prior to adopting the fair value based method for United States GAAP, the Company applied the intrinsic value method. Accordingly, for options granted from January 1, 1995 to March 31, 2002, the following information is provided.

        The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model with the following assumptions used for stock options granted during the year ended December 31, 2004: expected dividend yield of 0.0% (December 31, 2003 — 0.0%; March 31, 2003 — 0.0%), expected volatility of 39% (December 31, 2003 — 41.1%; March 31, 2003 — 45.0%), risk-free interest rate of 3.9% (December 31, 2003 — 4.0%; March 31, 2003 — 4.5%) and expected life of 5.0 years (December 31, 2003 — 5.0 years; March 31, 2003 — 5.0 years). The fair value of the stock options granted during the year was $2.2 (December 31, 2003 — $1.5; March 31, 2003 — $2.1). The resulting compensation expense in 2004 would have been $2.8 (December 31, 2003 — $2.6; March 31, 2003 $3.3). The resulting pro forma net earnings (loss) and basic and diluted earnings (loss) per share for the year ended December 31, 2004, the nine months ended December 31, 2003, the year ended March 31, 2003 are as follows:

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Net earnings (loss), as reported under United States GAAP	46.8	(174.8)	(45.8)
Add: stock option expense included in reported net earnings, net of income taxes of nil (December 31, 2003 — nil; March 31, 2003 — nil)	1.1	0.8	0.2
Less: stock option expense determined under the fair value based method for all awards, net of income taxes of nil (December 31, 2003 — nil; March 31, 2003 — nil)	(2.8)	(2.6)	(3.3)

Pro forma net earnings (loss)	45.1	(176.6)	(48.9)

Net earnings (loss) per share:
Basic — as reported	$1.09	$(4.08)	$(1.07)
Diluted — as reported	$1.07	$(4.08)	$(1.07)
Basic — pro forma	$1.05	$(4.13)	$(1.15)
Diluted — pro forma	$1.03	$(4.13)	$(1.15)

  (r)
  Consolidated statements of cash flows    The Company's consolidated statement of cash flows is prepared in accordance with Canadian GAAP, which is consistent with the principles for cash flow statements in International Accounting Standard No. 7. Accordingly, as permitted by the SEC, a reconciliation of cash flows to United States GAAP has not been provided.

  (s)
  Continuity of qualifying reserves    In accordance with Article 12 of regulation S-X, the Company has set out details of the following reserves:

Reserve for Accounts receivable

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Balance, beginning of year	16.5	12.7	13.0
Charged to costs and expenses	5.4	5.6	0.2
Deductions	(2.2)	(0.9)	—
Balance acquired through acquisition	0.8
Foreign exchange	(0.6)	(0.9)	(0.5)

Balance, end of year	19.9	16.5	12.7

Reserve for Loans Receivable

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Balance, beginning of year	7.5	1.1	1.1
Charged to costs and expenses	—	6.4	—

Balance, end of year	7.5	7.5	1.1

Reserve for Future Income Taxes

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Balance, beginning of year	78.3	37.6	24.2
Balance acquired through acquisition	7.9	—	—
(Recovery) charged to costs and expenses	(30.0)	40.7	13.4

Balance, end of year	56.2	78.3	37.6

  (t)
  Income taxes    United States GAAP requires additional disclosures of the domestic and foreign components of income tax expense. These amounts are as follows:

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Income tax expense — Canadian GAAP:
Current
Canada	27.6	21.0	9.8
Foreign	15.2	—	3.8
Deferred
Canada	(48.0)	29.4	4.9
Foreign	5.8	(6.3)	(1.7)

	0.6	44.1	16.8

        Additionally, United States GAAP requires earnings (loss) before income taxes to be presented by geographic location. This information is presented in the following table:

	Year ended December 31, 2004	Nine months ended December 31, 2003	Year ended March 31, 2003
Earnings (loss) from continuing operations, before income taxes — Canadian GAAP:
Canada	(24.2)	(9.9)	(49.5)
Foreign	58.6	(99.9)	25.9

	34.4	(109.8)	(23.6)

Discontinued operations before income taxes — Canadian GAAP:
Canada	(5.5)	(14.9)	(1.6)

Earnings (loss) before income taxes — Canadian GAAP:
Canada	(29.7)	(24.8)	(51.1)
Foreign	58.6	(99.9)	25.9

	28.9	(124.7)	(25.2)

  (u)
  Accounts payable and accrued liabilities    United States GAAP requires additional disclosures with respect to accounts payable and accrued liabilities. Other accrued liabilities as shown in note 22 of the Company's consolidated financial statements are further disaggregated as follows:

	Year ended December 31, 2004	Nine months ended December 31, 2003
Other accrued liabilities	144.8	129.4
Provision for video/DVD returns	30.3	26.3

	175.1	155.7

  (v)
  Accounts receivable    United States GAAP requires additional disclosures with respect to accounts receivable. The table below summarizes this information:

	Year ended December 31, 2004	Nine months ended December 31, 2003
Trade accounts receivable	382.9	282.3
Receivables due from related parties	4.2	4.5
Other receivables	2.9	5.5
Accounts receivable reserve	(19.9)	(16.5)

	370.1	275.8

  (w)
  Subsequent events (unaudited)

  (i)
  On April 22 and July 28, 2005, respectively, the Company made prepayments on both the Term Loan A and B Credit Facilities totaling US$43.9 and US$8.1, respectively. The prepayments reduced the outstanding balance on the Term Loan A Credit Facility from US$108.6 to US$64.7, and the Term Loan B Credit Facility from US$250.0 to US$241.9.

      $0.8 in deferred financing costs associated with the Term Loan A and B Credit Facilities will be expensed in connection with these prepayments. The remaining 18 and 26 principal instalments on both Term Loan A and B Credit Facilities, respectively, will be adjusted.

    (ii)
    In July 2005, the Company converted its 679,498 Series 2-G Limited Partnership units in Cineplex Galaxy Limited Partnership to Units of the Cineplex Galaxy Income Fund. The Company subsequently sold these Units for total proceeds of $10.9, less commissions. The sale resulted in a gain of $0.9.

  (x)
  New accounting standards

  SFAS No. 123R Share-Based Payment    In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," a revision of SFAS No. 123, "Accounting for Stock Based Compensation" which supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based on their fair values effective for the first interim or annual period beginning after June 14, 2005, with early adoption encouraged. The Company currently uses the fair value based method of accounting for stock-based compensation and does not expect the adoption of this statement to have a material impact on its financial position, results of operations or cash flows.

  SFAS No. 153 Exchange of Nonmonetary Assets    In December 2004, the FASB issued SFAS No. 153, "Exchange of Nonmonetary Assets — An Amendment of Accounting Principles Board ("APB") Opinion No. 29." SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The Company is evaluating the effect of the adoption of SFAS No. 153 but does not expect the adoption of this statement to have a material impact on its financial position, results of operations or cash flows.

        EITF No. 04-5 Accounting for General Partner Interests in a Limited Partnership    In June 2005, the FASB issued EITF Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" ("EITF 04-5"). EITF 04-5 presumes that a general partner controls a limited partnership, and therefore should consolidate the limited partnership in its financial statements. To overcome the presumption of control, and thereby account for a general partner investment in a limited partnership on the equity method, EITF 04-5 requires the general partner to grant certain rights to the limited partners. EITF 04-5 applies to limited partnerships created or amended after June 29, 2005, and to all other limited partnerships effective January 1, 2006. EITF 04-5 also applies to entities similar to limited partnerships, such as limited liability companies with governing provisions that are the functional equivalent of a limited partnership. The Company is evaluating the effect of EITF 04-5 on its financial position, results of operations and cash flows.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

  (a)
  Certifications.    See Exhibits 99.1 and 99.2 to this Annual Report on Form 40-F.

  (b)
  Disclosure Controls and Procedures.

    As of December 31, 2004, an evaluation was performed under the supervision and with the participation of the Company's management, including our then Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission. Based on that evaluation, the Company's management, including its new CEO who until May 31, 2005 had been the Chief Operating Officer and new CFO, who was appointed on May 30, 2005, concluded that the Company's disclosure controls and procedures were effective in ensuring that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, except as described below.

    The Company completed its reorganization of the Entertainment Group's production, distribution and investment activities during the fiscal period ended December 31, 2004. A comprehensive financial and operational review of the Entertainment Group's business was conducted following the reorganization. While many of the issues identified had been addressed, due to the complexity and higher than expected effort required, there were a number of outstanding issues which impinge on the effectiveness of the Company's disclosure controls and procedures.

    In addition, in performing its audit of the Company's Consolidated Financial Statements for the year ended December 31, 2004, the Company's independent auditors, PricewaterhouseCoopers LLP, noted certain matters involving the Company's internal controls which were considered to be material weaknesses under Generally Accepted Auditing Standards. These weaknesses were primarily due to insufficient review of financial analysis and related input, insufficient support for balances, accounting entries and adjustments.

    Further, the Company has not filed its 2004 Annual Report on this form within the time periods specified by the Securities and Exchange Commission due to the lack of adequate resources to complete the analysis for new accounting pronouncements such as FIN 46R, Consolidation of Variable Interest Entities.

    While management, including the current CEO and CFO, believe that the Company's disclosure controls and procedures were effective overall, except as noted above, there are inherent limitations to the effectiveness of any system of control, including the possibility of error and the circumvention or overriding of controls and procedures. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

  (c)
  Changes in Internal Control Over Financial Reporting.

    During the fiscal period ended December 31, 2004, the Company dedicated significant resources and effort in remediating internal control deficiencies noted in the previous period. The Company made progress in the areas of corporate policies and procedures, defined roles and responsibilities, and increased resources in the financial reporting and taxation areas. The Company has implemented and will continue to implement measures to address internal control weaknesses, including those identified by its auditors and will report on those measures in its report on this item next year as required by applicable law.

Notices Pursuant to Regulation BTR.

None

40-F3

Audit Committee Financial Expert.

The registrant's board of directors has determined that Ellis Jacob, an independent member of the registrant's audit committee, qualifies as an "audit committee financial expert" (as such term is defined in Form 40-F) and meets the definition of audit committee member independence of the Nasdaq Stock Exchange.

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

Principal Accountant Fees and Services.

The following table provides information about the fees billed to the registrant for professional services rendered by PricewaterhouseCoopers LLP during Calendar 2004 and the nine-month fiscal period ended December 31, 2003 ("Fiscal 2004"):

(US$ thousands)	Calendar 2004	Fiscal 2004
Audit Fees	$3,716,404	$1,697,700
Audit-Related Fees	$133,931	$807,000
Tax Fees	$118,870	$255,941
All Other Fees	$243,657	$219,216

Total	$4,212,862	$2,979,857

Audit Fees.    Audit fees consist of fees for the audit of the registrant's annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees.    Audit-Related Fees consist of fees related to contract compliance audits, accounting assistance related to the adoption of new CICA Handbook pronouncements and new business ventures, assistance with the review of correspondence with regulatory authorities and prospectus preparation.

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

40-F4

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

Off-Balance Sheet Arrangements.

The required disclosure is included in the sections of this Annual Report on Form 40-F entitled: (i) "Off Balance Sheet Arrangements" in the registrant's "Management's Discussion and Analysis of Financial Condition and Results of Operations" for Calendar 2004; and, (ii) Note (g) in the registrant's "Reconciliation to Generally Accepted Accounting Principles (GAAP) in the United States".

Additionally, as a result of completing the Reconciliation to Generally Accepted Accounting Principles (GAAP) in the United States, the Company has determined that the following additional disclosures are required.

Print & advertising tax shelters    Between 1993 and 2000 a subsidiary of the Company packaged theatrical distribution activities into limited partnerships and earned fees from the sale of these partnerships to investors. These partnerships were appointed by producers to develop and execute marketing campaigns for films. In exchange for these services they received distribution fees which were reinvested in a subsidiary of the Company. That subsidiary has an obligation to repay the partnerships and has placed the cash received on deposit with various international banks that have superior ratings. Additionally, the Company entered into an Interest Support Agreement under which the Company has agreed to pay an amount to the partnerships that is sufficient to allow each of its limited partners to satisfy their interest obligations on outstanding financing loans. The amount of the Company's obligations under the Interest Support Agreement equals the interest income earned on the deposits held by the banks. At December 31, 2004 the subsidiary had received cash from eight limited partnerships and had placed funds on deposit of $247.3 million. The amounts on deposit earn interest at rates ranging between 6.75% and 9.0% and mature between January 2005 and January 2011. The Company believes that possibility of it being required to make payments under the arrangements is remote. The amounts placed on deposit are not included in the Company's balance sheet.

Production services tax shelters    Between 1996 and 2000 the Company packaged production services into limited partnerships and earned fees from the sale of these partnerships to investors. The investors financed their purchase of units in the limited partnerships with bank loans. Under an Investor Loan Put Agreement the banks have the right, but not the obligation, to require the subsidiaries of the Company to acquire the investor loans. The rights under the Investor Loan Put Agreements are exercisable between May 2005 and May 2009. The third party producers that benefited from production services provided by the limited partnerships will fund the acquisition price under the Investor Loan Put Agreement and have secured these obligations by placing funds on deposits with the banks to settle the acquisition price. The Company believes that the possibility of it being required to make payments under the arrangements is remote and that its maximum exposure to loss is limited to its equity investment in the subsidiaries which is nominal.

The Company is no longer involved in arranging these types of structures. This is not expected to have an impact on the Company's current and future operations.

Tabular Disclosure of Contractual Obligations.

The required disclosure is included in the section of this Annual Report on Form 40-F entitled "Liquidity and Capital Resources", under the sub-heading "Commitments" in the registrant's "Management's Discussion and Analysis of Financial Condition and Results of Operations" for Calendar 2004.

However effective January 1, 2005 as a result of applying Accounting Guideline 15 Consolidation of Variable Interest Entities, the Company began consolidating various production financing tax shelters. As a result of consolidating these entities, the Company added participation liabilities related to tax shelters to its contractual obligations. This increases the Company's contractual obligations beyond 2009 by $101.1 million.

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

        Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commmission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

40-F5

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 11, 2005.

ALLIANCE ATLANTIS COMMUNICATIONS INC.
By:	/s/ ANDREA WOOD
Name: Andrea L. Wood Title: Executive Vice President, General Counsel and Corporate Secretary

40-F6

EXHIBIT INDEX

Exhibit	Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3	Section 1350 Certification of Chief Executive Officer

99.4	Section 1350 Certification of Chief Financial Officer

99.5	Consents of PricewaterhouseCoopers LLP

99.6	Auditors' Report on Schedule of Reconciliation to Generally Accepted Accounting Principles in the United States of America and Comments by Auditors on Canada-U.S.A. Reporting Differences

QuickLinks

FORM 40F
ALLIANCE ATLANTIS COMMUNICATIONS INC. CALENDAR 2004 ANNUAL INFORMATION FORM
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
AUDITORS' REPORT
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
CONSOLIDATED STATEMENTS OF DEFICIT
CONSOLIDATED STATEMENT OF CASH FLOW
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ALLIANCE ATLANTIS COMMUNICATIONS INC. Reconciliation to Generally Accepted Accounting Principles (GAAP) in the United States
ADDITIONAL DISCLOSURE
EXHIBIT INDEX