Form 40-F
period 2005-12-31
ALLIANCE ATLANTIS COMMUNICATIONS INC
filed 2006-03-20
CIK 1005887

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)
☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
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

Alliance Atlantis Entertainment, Inc., 1543-7th Street, 3rd Floor,
Santa Monica, California 90401, (310) 899-8000
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

December 31, 2005 — 42,284,837 Class B Non-Voting Shares, without par value
December 31, 2005 — 1,005,447 Class A Voting Shares, without par value

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

Principal Documents

        The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

  (a)
  Annual Information Form for the year ended December 31, 2005;

  (b)
  Management's Discussion and Analysis of Financial Condition and Results of Operations for Fiscal 2005;

  (c)
  Audited Consolidated Financial Statements for Fiscal 2005; and

  (d)
  Reconciliation of Canadian GAAP to United States GAAP.

40-F2

ALLIANCE ATLANTIS COMMUNICATIONS INC.

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2005

March 20, 2006

121 Bloor Street East, Suite 1500, Toronto, Ontario, M4W 3M5
Telephone (416) 967-1174 Fax (416) 960-0971

ALLIANCE ATLANTIS COMMUNICATIONS INC.

2005 ANNUAL INFORMATION FORM

i

        This annual information form may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the Company's plans, objectives, expectations and intentions and other statements including words as such as "anticipate", "believe", "plan", "estimate", "expect", "intend", "will", "should", "may", and other similar expressions. These forward-looking statements are based on certain assumptions and reflect the Company's current expectations. The reader should not place undue reliance on them. They involve known and unknown risks, uncertainties and other factors that may cause them to differ materially from the anticipated future results or expectations expressed or implied by such forward-looking statements. Some factors that could cause actual results to differ materially from those set forth in the forward-looking statements are: audience acceptance of our filmed entertainment; our ability to attract advertising revenue; changes to the regulatory environment; actions of our competitors; technological change that increases competition or facilitates the infringement of our intellectual property; cost of production financing; the loss of key personnel; and our relationship with filmed entertainment content suppliers. Other risks and factors that could cause actual results to differ are described in Management's Discussion and Analysis of Financial Condition and Results of Operations ("2005 MD&A") for the periods ended December 31, 2005, December 31, 2004 and December 31, 2003 under the headings "Industry Risk and Uncertainties" and "Market Risk". Our 2005 MD&A is available on SEDAR at www.sedar.com. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

        Unless the context indicates otherwise, the information appearing herein is stated as at December 31, 2005, all dollar amounts referred to in this document are references to Canadian dollars and references in this 2005 Annual Information Form to "the Company", "we", "us" and "our" and similar expressions, mean Alliance Atlantis Communications Inc. together with its direct and indirect subsidiaries.

INCORPORATION

        Alliance Atlantis Communications Inc. ("Alliance Atlantis") is incorporated under the Canada Business Corporations Act (the "CBCA"). Our articles have been amended from time to time to make certain changes, including changes to our share structure.

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

        Alliance was formed under the CBCA by articles of incorporation on June 27, 1985. On May 5, 1995, the articles of Alliance were amended to create the Class A Voting Shares and the Class B Non-Voting Shares, to convert each of the outstanding common shares into one-half of one Class A Voting Share and one-half of one Class B Non-Voting Share, to cancel the existing class of common shares and to provide to the board of directors of Alliance the authority to appoint additional directors.

        Our registered and principal office is located at 121 Bloor Street East, Suite 1500, Toronto, Ontario M4W 3M5. We also operate offices in Montreal (Canada), Los Angeles (United States), London (England), Dublin (Ireland), Madrid and Barcelona (Spain) and Sydney (Australia).

Principal Subsidiaries

        The following is a list of our principal subsidiaries as at December 31, 2005, the jurisdiction of incorporation of each subsidiary and the percentage of securities (both voting and non-voting) beneficially owned by us or over which we exercise control or direction:

Subsidiary	Jurisdiction	Percentage of Securities Owned by the Company
Alliance Atlantis Broadcasting Inc.	Canada	100%
Alliance Atlantis International Distribution Limited	Republic of Ireland	100%
Alliance Atlantis Entertainment, Inc.	California	100%
Alliance Atlantis Productions Ltd.	Canada	100%
Motion Picture Distribution LP	Manitoba	51%(1)

THE COMPANY

        The Company is a broadcaster, creator and distributor of filmed entertainment content. We offer Canadians 13 well-branded specialty television channels with targeted, high-quality programming. The Company also co-produces and distributes the highly successful CSI franchise and indirectly holds a 51% limited partnership interest in Motion Picture Distribution LP ("Distribution LP"), a leading distributor of motion pictures in Canada, with a growing presence in motion picture distribution in the United Kingdom and Spain. The Company's common shares are listed on the Toronto Stock Exchange ("TSX") — trading symbols AAC.A and AAC.NV.B(2). The Company's corporate website is www.allianceatlantis.com.

        The Company's three principal business activities are: "Broadcasting", "Entertainment" and "Motion Picture Distribution". These core businesses are supported by the Company's "Corporate and Other" segment. Over the past few years, the Company has transformed itself into a streamlined, broadcast-driven company, by investing in and growing its broadcast business and reducing the amount of capital and other resources devoted to production and other related activities.

        The breakdown of the Company's consolidated revenues(3) by business activity in 2004 and 2005 is set out below:

Year ended December 31, (in millions of Canadian $)	2005		2004
Broadcasting	$283.4	27%	$245.9	24%
Entertainment	341.5	33%	258.7	25%
Motion Picture Distribution	418.1	40%	512.1	50%
Corporate and Other	0.4	—	0.8	—

Total Consolidated Revenues	$1,043.4		$1,017.5

INDUSTRY OVERVIEW

        Set out below is a brief overview of each of the three industries in which the Company operates: Broadcasting (with an emphasis on specialty television broadcasting), Entertainment (which overview addresses production and distribution of television programs), and Motion Picture Distribution (which overview addresses the industry Distribution LP competes in).

(1)
Alliance Atlantis holds subordinated limited partnership units, which are "restricted securities" as defined in National Instrument 51-102.

(2)
The TSX notified us that effective as of May 10, 2006 our Class B Non-Voting Shares will trade under the symbol "AAC.B". See "Market for Securities"

(3)
Alliance Atlantis consolidates the operations of Distribution LP into its results with a provision for minority interest.

Broadcasting

        The television viewing alternatives for Canadians include: the conventional broadcast networks (Canadian Broadcasting Corporation, CTV, and Global Television Network), French-language networks, independent stations and a number of well-developed cable television channels. Viewers in Canada also have access to certain U.S. stations, directly over the air, and via cable or satellite. The cable television market is made up of pay and certain specialty channels.

  Specialty TV

        Canadian specialty television channels are licensed by the Canadian Radio-Television and Telecommunications Commission (the "CRTC") and provide special interest programming, such as news, sports, arts, lifestyle and entertainment programming. Specialty television channels are available to Canadians who subscribe to a particular service package of a broadcasting distribution undertaking ("BDU"), i.e., cable, direct-to-home ("DTH") satellite, multipoint distribution systems and telephony distributors.

        There are both analog and digital specialty television channels in Canada. Analog specialty television channels are distributed either as part of a BDUs basic service, or as part of an "extended" or "discretionary" tier, including other Canadian or non-Canadian specialty television channels. Specialty channels that are carried on a basic tier typically have a much higher number of subscribers because all subscribers to a BDU receive the basic service. The number of subscribers to a specialty channel on a discretionary tier depends upon subscriber preference, the extent to which a channel is packaged or tiered with other popular channels and pricing.

        In 2000, the CRTC awarded 283 licences for specialty channels to be carried solely by BDU's on a digital basis. Of these licences, 21 were Category 1 (mandatory carriage for a negotiated fee by digital services, with genre protection) and 262 were Category 2 (optional carriage for a negotiated fee by digital services, without genre protection). Most Category 2 licences for digital channels that did not launch by November 24, 2004 have expired. Digital specialty services are offered as part of a discretionary tier of digital only channels, marketed in theme packs, or individual pick a pack, or as pick and pay services.

        The industry is shifting from analog to digital transmission ("digital migration"), which provides a high-definition ("HD") TV signal through a set-top box. See "Regulation — Broadcasting".

        According to the CRTC Individual Pay and Specialty Services Statistical and Financial Summaries 2000-2004, as of the end of the 2004 Broadcasting Year there were a total of 116 Canadian specialty services (including English, French and third-language services): 50 analog specialty services, 53 digital specialty services, five pay services and eight pay per view services.

        As of May/June 2005 there were approximately 10 million customers with subscription television. Of these, 7.5 million, or 75%, were cable customers, 2.4 million, or 24% were DTH satellite customers and 1% or 77,000 were customers of telephone companies or 'telcos'. The penetration rate for analog channels is higher than digital, but the penetration rate of the digital specialty networks is increasing. As of May/June 2005, approximately 47% or 4.7 million of the estimated 10 million total TV subscribers in Canada received a digital TV service via a digital set-top box provided by their DTH satellite TV, cable, multipoint distribution system (wireless cable) or telephone provider. DTH satellite accounted for 51% of all digital subscribers, cable had 47% of the digital subscribers while telcos gained 2% market share. The number of digital TV subscribers increased by about 15% or 623,498 from the year prior.(4)

(4)
Decima Publishing, Digital Domain Report, Volume 5, Report 1, issued September/October 2005.

        The size of the specialty television market has grown rapidly. For the period from 1997 to 2004, subscription revenue for Canadian specialty television channels grew from $515 million to $1.32 billion while advertising revenue grew from $180 million to $691 million. In 2004, specialty television reported total revenues of $2.1 billion, up more than 9% from the prior year. Of this, total subscription revenues accounted for almost $1.32 billion, up 6.0% from a year earlier. Airtime sales accounted for $691 million, a jump of 16.8%.(5)

        Specialty analog and digital television channels derive substantially all of their revenue from subscription fees and advertising. The BDUs that carry these channels pay specialty service owners a monthly subscription fee, typically on a per subscriber basis. The wholesale subscriber fee payable to a channel owner for carriage of its service is regulated if it is carried as part of the basic service, but is not regulated if it is carried on an extended or discretionary tier. In those instances, the rate would be negotiated with the BDU. The wholesale subscriber fee for carriage of digital services is not regulated and as such, is negotiated with the BDU. Also, as carriage of Category 2 services is not mandated, carriage must be negotiated between the channel and the distributor. Subscribers to extended or discretionary tiers pay monthly fees which reflect an amount for the basic service, plus an additional amount for the additional services for which they subscribe on the extended or discretionary tiers, theme packs, pick a pack or individual pick and pay. As there are only a handful of large dominant BDUs, including Rogers Communications, Shaw Communications, Cogeco, Videotron, Bell ExpressVu and Star Choice, which together make up approximately 90% of the market, it is important for broadcast licensees to obtain carriage agreements with these players in order to obtain maximum household penetration. Broadcasters with multiple channels typically have more success negotiating carriage agreements than those with only one or two channels.

  New Digital Products and Services

        As a result of technological changes and consumer demand, new digital products and services are now available to viewers. Three of these products and services are set out below. Each of them provides both risks and opportunities to the Company. In addition to the description below, see the "Risk Factor" section.

Video-on-demand ("VOD")

        VOD allows digital cable subscribers to select video content which is then downloaded to a digital set-top box for viewing. This enables viewers to select particular programming when they wish to watch it. This may create additional competition for the Company's specialty television networks. See "Competition". The increased popularity of VOD may also stimulate the further roll-out of digital set-top boxes, which in turn could also increase demand for the Company's specialty networks. In addition, the emergence of VOD may provide an opportunity to the Company to offer its content through VOD.

Personal video records ("PVRs") and other Digital Video Recording Devices

        PVRs record and play back television programming in a digital format. This allows a viewer to pause a program at any time and continue playing such program, to record a program for viewing at a later date, or to fast-forward or rewind a recorded program. A PVR also allows viewers to search for content based on the type of program (e.g., sports, movies) and, when viewing a recording, to pause, rewind or fast forward through the content. If the use of PVRs and similar embedded digital technologies to bypass commercials should become widespread, there could be a negative impact on the Company's advertising revenue. PVRs could, however, increase demand for digital set-top boxes and as a result increase demand for the Company's specialty networks. In addition, the convenience PVRs provide may increase viewership by the existing subscribers to the Company's specialty channels.

(5)
CRTC Individual Pay and Specialty Services Statistical and Financial Summaries 2000-2004 (February 16, 2005).

High-definition television ("HDTV")

        There has been an increase in the popularity of HDTV technology, which provides a higher resolution, HD format picture. A continued increase in the consumer acceptance of HDTVs and potential regulatory requirements may require the Company's networks to increasingly offer programming in HD format. This could cause the Company's costs for entertainment content to increase. In addition, the CRTC has not yet confirmed whether genre protection will extend to HD format, meaning that it is possible that the Company's genre protected channels could face competition from a competitor offering similar content, but in HD format.

Entertainment

        The major U.S. and Canadian television broadcasters license the majority of their programming from major studios, with the balance from independent producers. Prime time programming generates the highest licence fees in these markets and generally consists of a mix of hour-long drama series, TV movies and mini-series, situation comedies, and reality and entertainment programming.

        Generally, television programs are produced under contracts that provide for licence fee revenue, which may not cover all anticipated production costs. Recovering the "gap" or production deficit between these fees and production costs, and earning a profit, is typically dependent upon the producer's ability to distribute the programs in multiple geographic regions, including international markets, or through multiple distribution channels. Most foreign broadcasters air a mix of both local programming, often to satisfy local content regulations, and popular international programming which appeals to a wide audience. The introduction of sophisticated delivery technologies (including cable and satellite transmission), pay television, increased cable penetration and growth in sales of digital video disks ("DVDs") and video cassettes have all contributed to growth in the exploitation of television programming.

Motion Picture Distribution

        The motion picture industry consists of two principal activities: production and distribution. Production involves the development, financing and production of feature-length motion pictures. Distribution involves the promotion and exploitation of motion pictures in a variety of distribution platforms, including theatrical exhibition, home entertainment, television and ancillary markets.

        The first major distribution platform is theatrical exhibition. Revenues are derived from renting films to cinemas and sharing in box office receipts.

        The second major distribution platform for a motion picture is home entertainment. Revenues in this distribution platform are derived from consumers renting a DVD for a specified period of time (rental revenue) or purchasing a DVD for home use (sell-through revenue). Home entertainment typically represents the single largest source of revenue for a motion picture distributor.

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

        Appropriately tailored marketing activity is critical to the successful distribution of a motion picture. In addition to formulating and implementing promotional and advertising strategies, the distributor will typically liaise with the media, produce or acquire all necessary promotional materials (publicity photos, artwork, posters, press kits), provide creative advice on certain aspects of production (enhancing the marketability of the motion picture, casting, etc.), and provide financing for productions through minimum guarantees.

GENERAL DEVELOPMENT OF THE COMPANY'S BUSINESS

Broadcasting

        The Company has a controlling ownership interest in and operates 13 Canadian specialty television channels. It also has a 50% interest in two Canadian French-language specialty television channels and a minority interest in three other English-language specialty television channels. The Company's channels are focused on two core genres — "fact and fiction" and "lifestyle" programming.

        The channels earn revenue from two primary sources: money paid by advertisers who purchase advertising on the channel, and monthly fees paid by BDUs based on the number of subscriptions to the channel. The Company sells advertising nation-wide through its in-house advertising sales team and retains 100% of the available advertising inventory of approximately 12 minutes per hour.

  Specialty Channel Profiles

        The following table describes all of the specialty channels in which we hold an interest:

Specialty Channel	Analog/ Digital	Must Carry(4)	Equity Interest	Year of Launch
Channels We Operate:
Showcase	Analog	Yes	100.0%	1995
Life Network	Analog	Yes	100.0%	1995
History Television	Analog	Yes	100.0%	1997
HGTV Canada	Analog	Yes	67.0%	1997
Food Network Canada	Analog	Yes	51.0%	2000
Showcase Action	Digital	No	100.0%	2001
Showcase Diva	Digital	No	100.0%	2001
National Geographic Channel	Digital	No	50.0%	2001
BBC Canada	Digital	No	50.0%	2001
BBC Kids	Digital	No	50.0%	2001
Discovery Health Channel	Digital	Yes	65.0%	2001
IFC Canada	Digital	Yes	100.0%	2001
Fine Living(1)	Digital	No	67.0%	2004
Channels We Do Not Operate:
The Score(2)	Analog	Yes	22.3%	1997
Historia(3)	Analog	Yes	50.0%	2000
Series+(3)	Analog	Yes	50.0%	2000
ONE: The Body, Mind and Spirit Channel	Digital	Yes	29.9%	2001
Scream	Digital	No	49.0%	2001

Notes:

(1)
Fine Living was launched in a "freeview period" in September, 2004.

(2)
Owned through our interest in Score Media Inc. (formerly, Headline Media Group), a public company traded on the TSX. Our ownership interest is based on information provided to us by Score Media on February 24, 2006.

(3)
French language

(4)
Major BDUs in the applicable language (either English or French) are required by regulation to carry the service; for digital services, the "must carry requirement" applies to digital BDUs only.

        Total paid subscribers for the specialty channels in which the Company holds a controlling ownership grew 10.1% to 40.2 million subscribers at December 31, 2005 compared to 36.5 million subscribers at December 31, 2004, which was 9% more subscribers than at December 31, 2003.

        Set out below is a short description of each of the analog specialty channels the Company operates and has a controlling interest in:

  •
  Showcase, a channel featuring uncut provocative series and daring movies;

  •
  Life Network, a channel focused on candid and compelling real life programming;

  •
  History Television, a channel specializing in documentaries and programming about the people and events that have shaped our world, with both original and acquired historical programming;

  •
  HGTV Canada, a channel focused on home decorating and design and gardening programming; and

  •
  Food Network Canada, a channel featuring food-related programming.

        Revenue from our analog channels was $240.6 million for 2005, an 11.7% increase over the revenue for the year ended December 31, 2004 which was $215.4 million. (Pro forma) revenue from our analog channels for the year ended December 31, 2003 was $188.7 million.

        Set out below is a short description of each of the digital specialty channels the Company operates and has a controlling interest in:

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

  •
  Discovery Health Channel, a Category 1 channel, in partnership with Discovery Communications, featuring programming about the wonders of medical science and the human body;

  •
  IFC Canada, a Category 1 channel offering innovative feature documentaries and films from around the world, including documentaries about the film-making process; and

  •
  Fine Living Canada, a channel focused on lifestyle programming that was launched September, 2004.

        The Company has signed carriage agreements for all of its digital channels which have resulted in each of them being available to almost every digital household in Canada. Our digital channels enjoy strong subscriber levels, each with between 950,000 and 1.3 million subscribers (with the exception of Fine Living Canada which launched later than the other channels).

        For the year ended December 31, 2005, the revenue for our digital specialty television channels increased by $12.3 million or 40.3% from $30.5 million to $42.8 million. (Pro forma) revenue for our digital specialty channels for the year ended December 31, 2003 was $23.1 million. Subscriber revenue for our digital channels increased by 35.1% for the year ended December 31, 2005 compared to 2004 partially due to a retroactive adjustment payment from one of the Company's BDUs. Advertising revenue for the digital channels increased by 61.7% for the year ended December 31, 2005 compared to 2004.

        In addition to the specialty channels the Company owns an interest in, and which are currently operating, the Company also holds licences for several Category 2 digital services. In 2005 the Company reapplied and received licences for five Category 2 digital services: D.I.Y. Television, Parent TV, ZTV, Military Television and Girls TV.

Entertainment

        The Entertainment segment is the television production and distribution business of the Company. The Company co-owns and co-produces the highly successful CSI franchise, in partnership with CBS Productions. The Company also distributes the CSI franchise in all territories outside the United States. It also acquires and distributes television programs to broadcasters worldwide, video/DVD distributors, and sub-distributors throughout the world.

        Over the past five years the Company has virtually exited its capital-intensive production activities, with the exception of the CSI franchise. See "General Development of the Company's Business — Reorganizations — Restructuring of the Entertainment Business". In fiscal 1999, the Company delivered over 325 hours of prime-time drama production, none of which was part of the CSI franchise. In the year ended December 31, 2005, the Company produced 72 hours of prime-time drama, all of which related to the CSI franchise.

        CSI: Crime Scene Investigation, now in its sixth season with over 132 episodes delivered, has been the #1 dramatic series on U.S. television for the 2005/06 Broadcast Season(6), with an average weekly audience of more than 25.8 million viewers for initial episode telecasts. CSI: Miami, now in its fourth season with over 88 episodes delivered, has been one of the top five dramatic series on U.S. television, and remains the #1 show on Monday nights for the 2005/06 Broadcast Season(7). CSI: Miami was named in February, 2006 as 2005's biggest hit television series on a global basis(8). CSI: NY, now in its second season, was the #1 new show for CBS during the 2004/05 Broadcast Season, and has been the #1 show for its timeslot this season(9). The Company continues to aggressively license this valuable franchise in all available international markets.

        The Company also licenses its library of approximately 1,000 titles representing approximately 5,500 hours of programming rights to broadcasters, distributors and other users in various territories throughout the world.

        Entertainment revenue increased to $341.5 million for the year ended December 31, 2005 from $258.7 million for the year ended December 31, 2004. This represents an increase of $82.8 million or 32%. (Pro forma) Entertainment revenue for the year ended December 31, 2003 was $260.7 million.

Motion Picture Distribution

  Movie Distribution Income Fund

        In October 2003, we transferred substantially all of the assets and certain liabilities of our motion picture distribution business into Distribution LP in exchange for subordinated units of Distribution LP, ordinary units of Distribution LP and a promissory note. Distribution LP is a leading distributor of motion pictures in Canada, with a growing presence in the United Kingdom through Momentum Pictures ("Momentum") and Spain through Aurum Producciones, S.A. ("Aurum"). We indirectly own a 51% limited partnership interest in Distribution LP. Movie Distribution Income Fund (the "Fund"), which trades on the TSX under the symbol FLM.UN, indirectly owns a 49% limited partnership interest in Distribution LP. Monthly cash distribution on the units of the Fund are paid out of the distributable cash generated by the motion picture distribution business of Distribution LP.

(6)
National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 09/19/05 - 02/05/06.

(7)
National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 09/19/05 - 02/05/06.

(8)
"Global TV Acquisitions" report, Informa Telecoms & Media, February 15, 2006, based on the number of times a program was listed in year-end Top 10 rankings worldwide.

(9)
National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+demo for 09/19/05 - 02/05/06.

  Control of Distribution LP

        Pursuant to the terms of the securityholders' agreement, we are entitled to appoint a majority of the board of directors of Motion Picture Distribution Inc., the general partner of Distribution LP (the "General Partner") as long as we own at least a 50% interest in Distribution LP. Also, as long as we own, directly or indirectly, at least 33 1/3% of the outstanding units of Distribution LP, we have certain approval rights with respect to significant transactions contemplated by Distribution LP.

  Strategic Relationship

        In addition to Distribution LP having its own senior management team, we continue to have an ongoing business relationship with Distribution LP. Five of the nine directors of the General Partner are nominees of Alliance Atlantis, including the Chief Executive Officer and Chief Financial Officer of Alliance Atlantis. See "— Recent Developments — Management & Board Changes — The General Partner". The Fund and Distribution LP are able to draw upon the industry knowledge of our management personnel. Management of Distribution LP has met at least annually with managers in our Broadcasting business, in order to determine Broadcasting's content requirements that may be satisfied by purchases from Distribution LP's motion picture catalogue. The commercial arrangements for acquiring this content are on market terms and are negotiated on an arm's length basis.

  Administrative Services Agreement

        Pursuant to the terms of an administrative services agreement which we entered into with the General Partner and Distribution LP, we will continue to provide those management, administrative and support services to the General Partner, Distribution LP and its subsidiaries that we provided to our motion picture distribution business prior to its transfer to Distribution LP.

  Business of Distribution LP

        Distribution LP generates revenue from the theatrical distribution of motion pictures, the licencing of rights to motion pictures and television programs to conventional and specialty broadcasters, the sale of DVDs and video cassettes, and from the exhibition of motion pictures through its cinemas. Distribution LP does not produce motion pictures. Over each of the past five years Distribution LP has released an average of 81 theatrical motion pictures and 186 DVD titles in Canada. By releasing a large number of motion pictures through multiple distribution platforms, Distribution LP creates a diversified portfolio of releases. It also distributes a catalogue of approximately 5,000 titles. This library is available for exploitation in DVD, television and other media.

        Distribution LP obtains distribution rights for motion pictures through agreements with production companies, primarily output agreements. In Canada, Distribution LP has exclusive output agreements with a diverse group of leading independent studios, including New Line Cinema, The Weinstein Company, Focus Features, Miramax Films, IFC Films and Remstar. It also obtains distribution rights for motion pictures from independent producers and distributors in the United States, Canada and around the world. In Europe, Momentum and Aurum primarily acquire rights for motion pictures one motion picture at a time and have entered into multi-jurisdictional and multi-picture agreements. Motion Picture Distribution typically distributes those motion pictures for theatrical exhibition, for home entertainment, television viewing and ancillary markets.

        Distribution LP also holds a 51% interest in Alliance Atlantis Cinemas, a partnership with Cineplex Entertainment LP that currently operates three movie cinemas in Toronto. During the year ended December 31, 2005, Distribution LP and its cinemas business partner closed one and sold two of the cinemas formerly owned and operated by the partnership.

        Monthly cash distributions to owners of the units of Distribution LP are paid out of the distributable cash generated by the business. As noted above, a portion of our 51% interest in Distribution LP is in the form of subordinated units. If the funds available for distribution to limited partners of Distribution LP are insufficient, the subordinated units would have their distribution reduced to zero before ordinary units would have their distributions reduced at all.

        For more information on Distribution LP's business and on the arrangements between us and Distribution LP, see the 2005 Annual Information Form of the Fund available on SEDAR at www.sedar.com. That Annual Information Form is not incorporated by reference into this document.

Reorganizations

  Restructuring of the Entertainment Business

        In December 2003, the Company conducted an extensive review of its Entertainment operations and concluded that it would significantly reduce the size and scope of its production business, eliminate certain functions and certain categories of production, reduce its staffing levels and close certain offices. As a result, the Company has virtually exited its capital-intensive production activities, with the exception of the CSI franchise. Since then the Company has largely focused on the acquisition of distribution and other rights to content, rather than in-house production.

        As part of the restructuring, we reduced our staffing in Entertainment by approximately 70 positions and closed production-related offices in Toronto, Edmonton, Halifax, Vancouver and London, England. We also streamlined our operating structure during 2004 to reflect our decision to exit virtually all in-house production and focus on growth in the broadcast sector. The new operating structure combined the Broadcast, Entertainment and Corporate segments into one integrated entity. It did not affect Distribution LP.

  Changes to Holding Company

        On March 18, 2005, the Company completed a re-organization with four individual shareholders to simplify their holdings by converting certain of the Company's Class A Voting Shares held indirectly by them into Class B Non-Voting Shares held directly by three of the shareholders. Consistent with the structure of the previous holding company, as a result of the re-organization, two of the individual shareholders will continue to jointly control the Company through a holding company that holds 670,995 Class A Voting Shares of the Company, representing 66.7% of the Class A Voting Shares outstanding.

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

        The reorganization was reviewed and approved by the Company's Corporate Governance and Nominating Committee composed of three independent directors, as well as Alliance Atlantis's board of directors. The Company received regulatory approvals for the re-organization from the CRTC, the Ontario Securities Commission ("OSC"), the TSX and the NASDAQ National Market ("Nasdaq").

Significant Acquisitions

        On May 12, 2004, a subsidiary of Distribution LP acquired Aurum for a purchase price of $55.2 million including $1.8 million in cash expenses and a Business Acquisition Report ("BAR") was filed in August 2004. On December 30, 2005 the Fund on behalf of Distribution LP filed an amended and revised BAR relating to its acquisition of Aurum. The amendments to the BAR related primarily to adjustments to the financial statements for periods prior to the acquisition to properly reflect liabilities and certain related party transactions that were improperly accrued. Distribution LP is pursuing a number of matters related to the acquisition of Aurum and recovery of certain amounts. The amounts being claimed represent a significant portion of the purchase price and relate primarily to misrepresentation of financial and other information contained in the agreement of purchase and sale. Any recovery will result in a change in the purchase price allocation.

        An arbitration procedure under the rules of the London Court of International Arbitration has been initiated pursuant to the terms of the agreement of purchase and sale. Distribution LP expects to have a determination from the arbitration during 2006.

Recent Developments

  Management & Board Changes — Alliance Atlantis

  •
  David Lazzarato was hired by the Company as Executive Vice President and Chief Financial Officer, effective as of May 30, 2005. Mr. Lazzarato replaced W. Judson Martin, who left the Company for health reasons. See "Directors and Officers — Officers"

  •
  On June 1, 2005 the Company announced changes to its operating management structure. Michael MacMillan, then Chairman and Chief Executive Officer of the Company, became Executive Chairman. Phyllis Yaffe, at the time the Chief Operating Officer became Chief Executive Officer. The Company announced that Mr. MacMillan would continue to focus on overseeing the long term growth and direction of the Company. Ms. Yaffe assumed responsibility for leading the Company in achieving its financial and operating goals. See "Directors and Officers — Officers"

  •
  Effective as of November 10, 2005 Ms. Yaffe was appointed a member of the board of directors of Alliance Atlantis. See "Directors and Officers — Board of Directors".

  •
  On March 2, 2006 Rupert Duchesne was appointed to the board of directors of Alliance Atlantis. See "Directors and Officers — Board of Directors"

  Management & Board Changes — The General Partner

        The changes below were made to the senior management and Board structure of the General Partner of Distribution LP and became effective as of February 1, 2006, unless otherwise indicated.

  •
  Victor Loewy, formerly Chief Executive Officer of the General Partner was appointed to the position of Chairman of the General Partner.

  •
  Patrice Théroux, formerly President and Chief Operating Officer of the General Partner assumed the role of President and Chief Executive Officer of the General Partner. The position of Chief Operating Officer was not replaced.

  •
  Mr. Lazzarato, already a director of the General Partner assumed the newly created position of Vice Chair of the board of directors of the General Partner.

  •
  The size of the Board of the General Partner was increased from seven to nine, meaning that currently, five directors are nominees of Alliance Atlantis, and the remaining four are nominees of the Fund. See "General Development of the Company's Business — Motion Picture Distribution — Control of Distribution LP".

  •
  Ms. Yaffe joined the Board of the General Partner, replacing Mr. MacMillan. Mr. Lazzarato and Barry Reiter continued to be nominees of Alliance Atlantis to the Board. Daniel Weinzweig and Stephen Stohn were appointed to the Board on February 22, 2006 as Alliance Atlantis's remaining two nominees. The Fund's nominees are the three trustees of the Fund (John Bailey, Rubin Osten and David Richards) and Mr. Loewy.

  Other Recent Developments — Alliance Atlantis

  •
  On July 7, 2005 the Company voluntarily requested that Nasdaq delist its Class B Non-Voting Shares effective at the close of business that day. See "Market for Securities".

  •
  On December 7, 2005 a majority of the approximately 100 eligible voting employees in the Operations area of the Company's Broadcast business who voted elected to have the Canadian Media Guild represent them as their bargaining agent for the purpose of collective bargaining. See "Employees".

  •
  On December 16, 2005 we announced that the TSX had agreed to renew our normal course issuer bid for a period not to exceed one year. See "Normal Course Issuer Bid"

  Other Recent Developments — Distribution LP

  •
  On September 8, 2005 Distribution LP announced it had extended the term of its output agreement with Focus Features, part of NBC Universal, to December 31, 2008.

  •
  On December 22, 2005 it was announced that Distribution LP and New Line Cinema had agreed to renew their distribution agreement through December 31, 2008.

  •
  On December 30, 2005 the Fund announced that it had filed an amended and revised BAR related to its acquisition of Aurum. See "General Development of the Company's Business — Significant Acquisitions".

  •
  Distribution LP and The Weinstein Company jointly announced on January 23, 2006 that they had entered into an exclusive 80 picture, multi-year distribution agreement. Under the deal, Distribution LP will acquire all distribution rights throughout Canada to all upcoming pictures released by The Weinstein Company and Dimension Films. The deal is anticipated to run through to December 31, 2009.

        For more information on recent developments regarding Distribution LP, see the 2005 Annual Information Form of the Fund available on SEDAR at www.sedar.com. That Annual Information Form is not incorporated by reference into this document.

COMPETITION

        The businesses of operating specialty television channels, producing and distributing television programs and distributing motion pictures is highly competitive. The Company faces intense competition from other Canadian and international broadcasters, producers and distributors, many of whom are substantially larger and have greater financial resources than the Company.

Broadcasting

        The Company directly competes for subscriber and advertising revenues with other operators of television channels in Canada, including Canwest Global, Bell Globemedia, CHUM Group, CBC, Astral Communications Inc., Corus Entertainment and Quebecor Inc. The specialty television market is also fairly consolidated, with the top six operators, the Company, CHUM, Corus, Rogers, Bell Globemedia and Astral Media, accounting for approximately 80% of the industry's total revenues in the 2004 Broadcasting Year. As the CRTC licenses or authorizes carriage of additional television channels in Canada, the television audience is further fragmented, increasing competition for viewers and advertising dollars and creating downward pressure on program licence fees. The launch of approximately 50 new digital specialty services in 2001 resulted in an increase in these competitive pressures.

        The emergence of new technologies: video on mobile phones, video streaming over the Internet, and downloads of video content to portable devices may increase the competition the Company faces and provide opportunities as well. See "Industry Overview — Broadcasting — New Digital Products and Services". The emergence of VOD services by cable companies and certain channels will present additional competition to the Company's specialty television channels. VOD services allow digital cable subscribers to select video content which is then downloaded to a digital set-top box for viewing. Should these content experiences include the content available on the Company's specialty channels, it would diminish the value of the Company's programming investment and potentially the viewing audience.

        The Company's specialty television services also face competition from "grey market" and "black market" satellite services that broadcast unauthorized programming.

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

Motion Picture Distribution

        The major U.S.-based motion picture studios are Distribution LP's main competitors in Canada. All other Canadian motion picture distributors in the aggregate have historically represented less than a 10% share of theatrical box office receipts. In the United Kingdom and Spain, where Distribution LP's market share is smaller, its main competitors also include several locally-based independent distributors in addition to the U.S.-based studios.

REGULATION

Broadcasting

        All of the specialty television services we own and operate or have ownership interests in are regulated by the CRTC pursuant to the Broadcasting Act (Canada) (the "Broadcasting Act") and the relevant regulations enacted thereunder, including the Specialty Services Regulations, 1990 (the "Specialty Regulations"). Under the Broadcasting Act, the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to ensuring compliance with certain broadcasting policy objectives set out in the Broadcasting Act.

  Licensing

        The CRTC is empowered under the Broadcasting Act to issue licences. Typically, the CRTC issues licences with terms of up to seven years and will only issue licences to operate television channels to eligible entities. It also has the power to renew, suspend or revoke licences and to consider amendments to licence conditions. Licensees must comply with the Broadcasting Act and its regulations, conditions and expectations established in their licence, and the general policies and decisions of the CRTC as issued from time to time. However, licence conditions may be changed by the CRTC upon renewal.

        The table below sets out the specialty channels the Company owns and operates and the expiry date of each channel's licence.

Specialty Channel	Licence Expiry Date
Showcase	August 31, 2007
Life Network	August 31, 2007
History Television	August 31, 2010
HGTV Canada	August 31, 2010
Food Network Canada	August 31, 2006
Showcase Action	August 31, 2007
Showcase Diva	August 31, 2007
National Geographic Channel	August 31, 2007
BBC Canada	August 31, 2007
BBC Kids	August 31, 2007
Discovery Health Channel	August 31, 2007
IFC Canada	August 31, 2007
Fine Living Canada	August 31, 2007

        The renewal application for Food Network has been filed with the CRTC. The renewal applications for Life Network, Showcase and the Company's eight digital specialty channels will be filed during 2006. The licences for the analog French-language specialty channel Series+ and Historia, in which the Company holds a 50% equity interest, but does not operate, were each renewed during 2005 for a seven year term.

        The conditions of licence for all specialty services, among other things, restrict the types of programming the service may exhibit, and contain minimum Canadian content exhibition requirements. The percentage of programming that must be Canadian varies with each channel depending on a number of factors, including the nature of the service, and are generally highest for our English-language analog services and lowest for our Category 2 digital specialty channels. Canadian analog and Category 1 digital services are also required under their conditions of licence to spend a minimum percentage of the previous year's revenues on Canadian programming.

        Conditions of licence for most of the Company's analog and Category 1 digital services also have obligations to acquire a certain amount of Canadian programming from unrelated production companies (defined as ones in which the licensee or any of its shareholders owns less than 30% of the equity).

        We believe that each of our licences is in full compliance with all the conditions of licence and all applicable legislation and regulations and that all licences will be renewed when they come due. The CRTC may, however, impose different conditions at the time of renewal which cannot be anticipated and may have an impact on the profitability of the affected specialty television service.

  Digital Migration

        On February 28, 2006, the CRTC released its digital migration framework. That framework has been designed to maximize the benefits and encourage the rollout of digital technology, while ensuring that individual analog services are not unduly affected during the transition period over the next four to seven years and that such individual analog services can continue to make significant contributions to the broadcasting system.

        The digital migration framework evolved from a CRTC process which began in January 2005. Canada's major broadcasters including the Company and Rogers Cable Communications Inc., Canada's largest BDU, developed a consensus position and memorandum of understanding on the rules that should guide digital migration. The submission by all these parties encouraged the CRTC to adopt these transition principles so that they may serve as a template for other BDUs. The CRTC stated in its digital migration framework decision that the memorandum of understanding offered a useful reference point and commended it as a model for negotiations between individual programmers and BDUs.

        While the CRTC has taken a balanced approach to the transition in its digital migration framework, there are risks for operators of analog specialty services because the framework allows for standalone offerings of analog services by BDUs. There is a risk that current subscribers to one or more of the Company's analog channels who currently receive the channel as part of a cable tier may not choose to subscribe to the Company's channels once they are available in digital format and as new packaging options become available to them.

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

        Where a licensee is a subsidiary corporation, its parent corporation must also be incorporated or continued under the laws of Canada or a province thereof and Canadians must beneficially own and control not less than 66 2/3% of the issued and outstanding voting shares and not less than 66 2/3% of the votes. In addition, unless Canadians own and control not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes of the parent corporation and unless its chief executive officer and 80% of its directors are resident Canadians, neither the parent corporation, nor its directors, may exercise any control or influence over any programming decisions of the licenced subsidiary. Alliance Atlantis is not a direct licensee of any specialty television channel, but is the parent of subsidiary licensee corporations.

        In order to ensure that we and our licenced subsidiaries comply with the requirements of the Direction, our articles include provisions pursuant to which our directors may refuse to allow the issue or to register the transfer of any of our shares, where such issuance or transfer would, in their opinion, negatively affect our rights or those of our subsidiaries to obtain, maintain or renew any CRTC licence. See "Description of Share Capital — Class A Voting Shares and Class B Non-Voting Shares".

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

  Advertising

        Under CRTC regulations, a television licensee may generally broadcast a maximum of twelve minutes of advertising in each clock hour. Where the program occupies time in more than one clock hour, the advertising minutes may be averaged over the course of the broadcast hours during which the program airs. Unpaid public service announcements and promotions of Canadian programming are not considered advertising time under the CRTC regulations. In addition, certain advertising content is regulated by the CRTC and by various other legislation and regulations, as well as by industry codes and standards.

        As an incentive to induce Canadian broadcasters to broadcast more original Canadian dramatic programming, the CRTC introduced an incentive program in 2004 which provides broadcasters with additional advertising minutes for each additional hour of original Canadian programming it airs over the amount mandated by its licence. The broadcaster is entitled use them to add commercial time to any programming it chooses, including non-Canadian programming, provided that no more that fourteen minutes of advertising may be broadcast in each hour. Each of Showcase, History Television, IFC Canada and BBC Canada has been granted the additional condition of licence necessary to access this incentive program.

  Regulation of Subscriber Rates

        For any service carried as part of the basic cable package, the rates that may be charged to subscribers are regulated by the CRTC and set forth as a condition of licence. Most cable systems in Canada carry one or more of our analog services as part of their basic package.

  Copyright Act

        Canadian copyright collectives representing copyright owners of music are entitled to collect royalties in respect of the music broadcast on our services. These royalties are established by the Copyright Board and paid by broadcasting services and BDUs, as set forth in the Copyright Act (Canada). The Copyright Board released during 2005 its decision on royalties payable to the Society of Composers, Authors and Music Publishers of Canada ("SOCAN") for the performance of music by specialty television services for the years 2001 - 2004. In previous years, the Tariff 17 royalty was calculated using the aggregate revenues of all specialty services to arrive at a rate per subscriber payable on the total number of subscribers of BDUs. In its 2005 decision, the Board changed its method of calculating royalties to one based on a percentage of each individual service's revenues. Although the overall Tariff 17 royalty amount payable to SOCAN has increased, we anticipate the change in calculation will result in a small reduction in the proportionate amount of the Tariff 17 royalty payable in respect of our services. In the future, our Tariff 17 royalty obligations could increase or decrease depending on the decision of the Copyright Board, the outcome of negotiations with SOCAN on royalties payable after 2004, or the outcome of negotiations with BDUs.

Motion Picture Distribution

        In most Canadian provinces and territories, a licence to engage in the motion picture distribution business must be obtained from applicable provincial regulatory authorities. In all of these jurisdictions, other than Québec, there are limited requirements associated with the issue and renewal of such licences. Pursuant to the Cinema Act (Québec), only companies whose "principal place of business" is located in Québec can hold a general distribution licence in Québec. Distribution LP's Vivafilm subsidiary was granted a general distribution licence in 1998.

        Under the Investment Canada Act (Canada) an application must be made to each of the Ministry of Canadian Heritage and the Investment Review of Industry Canada in respect of proposed investments or acquisitions in excess of $5 million that could result in the foreign ownership and control of Canadian cultural businesses, including motion picture distribution. If the proposed investment or acquisition is for less than $5 million, a notification must be sent to each of the Ministry of Canadian Heritage and the Investment Review of Industry Canada. These restrictions on foreign ownership and control do not preclude a non-Canadian (including a U.S.-based studio) from distributing a motion picture produced by that person or its affiliates.

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

INTELLECTUAL PROPERTY

        We use a number of trademarks for our products and services as well as trademarks, logos and other representations of characters used in our productions. Many of these trademarks are registered by us and those trademarks that are not registered are protected by common law. We have taken affirmative legal steps to protect our trademarks and we believe our trademark position is adequately protected. We also believe that our trademarks are generally well recognized by consumers of our products and are associated with a high level of quality and value. Through our partnerships with owners of some of the leading channel brands in the world, we have licensed the use of certain trademarks and related intellectual property rights for our specialty channels from National Geographic, the BBC and Discovery Communications.

        In October 2003, we entered into a trademark licence agreement with the Fund and Distribution LP pursuant to which Distribution LP and the Fund have been granted a licence by us to use certain of our trademarks for use only in connection with the distribution and exhibition of motion pictures.

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

        Moreover, we can give no assurance that others will not assert rights in, or ownership of, our trade-marks and other proprietary rights, or that we will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States or Canada. See "Risk Factors".

PROPERTIES AND FACILITIES

        We have offices in Toronto and Montreal (Canada), Los Angeles (U.S.), Sydney (Australia), London (England), Dublin (Ireland) and Madrid and Barcelona (Spain). Our corporate head office is located at 121 Bloor Street East, Suite 1500, Toronto, Ontario, Canada. We believe that our properties are in good condition and sufficient for our purposes.

        As of December 31, 2005, we leased the following properties:

Address	Amount of Space	Expiration Date
121 Bloor Street East, Suite 1500 Toronto, Ontario M3W 3M5, Canada	163,546 sq. ft.	June 2018
175 Bloor Street East Toronto, Ontario M4W 3V3, Canada	65,000 sq. ft.	March 2006 — December 2006
65 Heward Avenue Toronto, Ontario M4M 2T5, Canada	50,185 sq. ft.	March 2006 & March 2009

Address	Amount of Space	Expiration Date
255 St.-Antoine West, Suite 300 Montreal, Quebec H2Z 1J1, Canada	12,325 sq. ft.	November, 2015
1649 Brunswick Street, Suite 103 Halifax, Nova Scotia B3J 2A2, Canada	1,000 sq. ft.	December, 2007
5091 Terminal Road Halifax, Nova Scotia B3J 2A2, Canada	66,415 sq. ft.	November, 2007
808 Wilshire Blvd., Suite 300 Santa Monica, California 90401-1810 U.S.A.	32,027 sq. ft.	February, 2006
184-192 Drummond Street Second Floor London NW1 3HP England	6,820 sq. ft.	January, 2008
21-22 Warwick Street Third Floor London W1B 5NF England	1,300 sq. ft.	December, 2010
40 Westland Row Dublin, Ireland	5,000 sq. ft.	September, 2006
401 Darling Street, Suite 2 Balmain, Sydney NSW 2041 Australia	1,535 sq. ft.	June, 2008
12 Avenida de Burgos Floors 10 and 11 Madrid, Spain	9,700 sq. ft.	November, 2006
Rambla de Catalunya 98 Third Floor Barcelona, Spain	330 sq. ft.	February, 2008

        Effective February 3, 2006, we moved our Santa Monica Office from the address noted above to 1543-7th Street, 3rd Floor, Santa Monica, California 90401 where we have leased approximately 4,800 square feet. The current lease expires in November, 2015.

        Effective February 13, 2006 we have established an office in New York City located at 1120 Avenue of the Americas, 4th Floor, New York, NY 10036 where we have leased approximately 300 square feet on a month to month basis.

        Information regarding additional properties leased by Distribution LP, through the Alliance Atlantis Cinemas partnership may be found in the 2005 Annual Information Form of the Fund available on SEDAR at www.sedar.com. That Annual Information Form is not incorporated by reference into this document.

EMPLOYEES

        As at December 31, 2005, we employed 788 full-time employees in Canada, the United States, Europe and Australia broken down by business segment as follows:

Broadcasting	388
Entertainment	75
Motion Picture Distribution	198
Corporate and Other	127

Total:	788

        In July, 2005, the Canadian Media Guild applied for certification of a bargaining unit comprising approximately 100 of our employees in the Operations area of our Broadcasting business. Pursuant to a secret ballot conducted by the Canadian Industrial Relations Board on December 7, 2005, a majority of those employees who voted elected to have the Canadian Media Guild represent them as their bargaining agent for the purpose of collective bargaining with the Company. We have not as of the date hereof been served with notice to bargain.

        In addition, like any entertainment company, from time to time we employ the services of a variety of individuals, many of whom are engaged under collective bargaining agreements negotiated with various guilds and unions.

DIRECTORS AND OFFICERS

Board of Directors

        As of December 31, 2005, the board of directors of Alliance Atlantis consisted of 12 directors. During 2005 two persons were appointed to Alliance Atlantis's board of directors: Robert Steacy was appointed to the Board effective as of March 30, 2005; and Ms. Yaffe was appointed to the Board on November 10, 2005. Subsequent to the year end, on March 2, 2006, Rupert Duchesne was added to increase the Board to 13 directors. Pierre DesRoches has informed the Board that he wishes to retire from the Board and therefore will not stand for re-election at the Company's 2006 Annual General Meeting of Shareholders ("AGM"). Each of our directors holds office until the next annual meeting of our shareholders or until a successor is elected or appointed. Our board of directors has established an Audit Committee, an Executive Committee, a Corporate Governance and Nominating Committee ("CG Committee") and a Human Resources and Compensation Committee ("HR Committee"). Particulars relating to each of the directors, as well as their memberships on Board committees, are set out below. Each of the directors has held the principal occupations listed below for the preceeding five years except where otherwise noted.

Director	Director Since	Committee Memberships
ANTHONY F. GRIFFITHS(1)(2) Lead Director	January 1996	Audit Executive

Anthony Griffiths resides in Toronto, Ontario. Since 1993, Mr. Griffiths has been associated with various companies acting as an independent consultant. Mr. Griffiths is the Chairman of the board of directors of Russel Metals Inc. and Novadaq Technologies Inc. Mr. Griffiths is also a director of Jaguar Mining Inc., Vitran Corporation, Fairfax Financial Holdings Limited, Northbridge Financial Corporation, PreMD Inc., Hub International Limited, Lindsey Morden Group Inc. and Odyssey Re Holdings Corp. Formerly, Mr. Griffiths was President and Chief Executive Officer of Jonlab Investments, Chairman and Chief Executive Officer of Canadian Cablesystems Ltd., Chairman, President and Chief Executive Officer of Mitel Corp and Vice Chairman and Chief Executive Officer of Harding Carpets.

Director	Director Since	Committee Memberships
PIERRE DESROCHES	September 1995	CG

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

RUPERT DUCHESNE(3)	March 2006	None

Rupert Duchesne resides in Montreal, Quebec. Mr. Duchesne is the President & Chief Executive Officer of Aeroplan GP and the Aeroplan Income Fund which was spun-off by ACE Aviation Holdings in an IPO in June 2005. He has been President and Chief Executive Officer of Aeroplan since August 2000. Prior to his current position, Mr. Duchesne served as Chief Integration Officer, overseeing the merger of Air Canada and Canadian Airlines International. He has also served Air Canada as Senior Vice President, International and Vice President, Marketing. He is a member of the Board of Trustees of the Art Gallery of Ontario where he was recently elected Vice President of the Board, is a member of the Executive Committee, and chairs the Public Affairs Committee. He is also a member of the Boards of the NeuroScience Canada Partnership and NeuroScience Canada Foundation.

HAROLD "SONNY" GORDON, Q.C.	December 1992	CG

Sonny Gordon resides in Sunny Isles, Florida. In November 2001, Mr. Gordon was appointed Chairman of the board of directors of Dundee Corporation (formerly, Dundee Bancorp Inc.) Mr. Gordon has previously worked as a special assistant to a Minister of the Federal Government of Canada, was a managing partner of Stikeman Elliott LLP during his 28-year career as a practicing lawyer and was most recently Vice Chairman of Hasbro Inc. Mr. Gordon serves as a director of Dorel Industries Limited, Dundee Corporation, PetHealth Inc., Madacy Holding Inc. and Transcontinental Limited and is Chairman of the Sauve Scholars Foundation.

ELLIS JACOB	December 1992	Audit — Chair Executive

Ellis Jacob resides in Toronto, Ontario. Mr. Jacob is the President and Chief Executive Officer, and Director, General Partner of Cineplex Entertainment LP, Canada's largest motion picture exhibitor. From 1999 to November 2003, Mr. Jacob was the Chief Executive Officer and co-founder of Galaxy Entertainment Inc., a movie theatre circuit concentrated in mid-size Canadian markets. From September 1998 to October 2000, Mr. Jacob was a consultant to the Company and prior to September 1998, Mr. Jacob was the Executive Vice President and then Chief Operating Officer of Cineplex Odeon Corporation. Mr. Jacob is a director of the Toronto International Film Festival Group, the Motion Picture Theatre Associations of Canada and various charitable boards and committees.

Director	Director Since	Committee Memberships
ALLEN KARP, Q.C.(4)	March 1992	Executive HR — Chair

Allen Karp resides in Toronto, Ontario. Mr. Karp is currently a director of several companies. Mr. Karp was a partner in the law firm of Goodman and Carr LLP, where he practiced law from 1966 until 1986. Mr. Karp had been with Cineplex Odeon Corporation since 1986, where he retired as Chairman and Chief Executive Officer in 2002; and as Chairman Emeritus in 2005. Mr. Karp: sits on the board of directors of Teknion Corporation, where he is lead director and sits on all major committees; is a Trustee of Royal LePage Franchise Services Fund and a director of its management company, the Chair of its corporate governance committee and sits on the audit committee; is Chairman of IBI Income Fund and is Chair of the corporate governance committee; is a Director of TuCows Inc. and sits on the audit committee; and is Chairman of the Toronto International Film Festival Group and a member of all major committees.

DAVID J. KASSIE	December 1992	Executive HR

David Kassie resides in Toronto, Ontario. Mr. Kassie is a Principal, Chairman and Chief Executive Officer of Genuity Capital Markets. He was the Chairman of Carem Merchant Bank in 2004. Prior to February, 2004, he was the Chairman and Chief Executive Officer of CIBC World Markets and the Vice Chairman of CIBC. Mr. Kassie has extensive experience as an advisor, underwriter and principal. Mr. Kassie is actively involved in community and charitable organizations and is on the board of directors of the Shoah Foundation, the Hospital for Sick Children and the Ivey School of Business. He is a past board member of Women in Capital Markets and he was: Chairman of the University of Guelph Campaign; and was the Patrons' Council Chair for An Evening with Rudolph Giuliani in November, 2002.

MICHAEL I. M. MACMILLAN	May 1978	Executive — Chair

Michael MacMillan resides in Toronto, Ontario. Mr. MacMillan is the Executive Chairman of Alliance Atlantis. Up until June 2005, Mr. MacMillan was also the Chief Executive Officer of Alliance Atlantis. Mr. MacMillan has served on various corporate boards and has participated in a number of community focused organizations over many years. He is currently on the boards of the Canadian Club of Toronto, the Ontario Trillium Foundation and the Toronto International Film Festival, and is a Vice-Chair of Upper Canada College.

DR. MARGOT NORTHEY	September 2001	Audit HR

Dr. Margot Northey resides in North Saanich, British Columbia. Dr. Northey was a Professor and Dean of Queen's School of Business at Queen's University in Kingston, Ontario from September 1995 to June 2002. Dr. Northey is currently on the Board of Directors of Stressgen Biotechnologies, Norbord Inc., British Columbia Transmission Corp., Wawanesa Insurance Company and Fraser Papers Inc. Dr. Northey has been a Vice President of the International Association of Business Communicators and a Director of the Association to Advance Collegiate Schools of Business. Dr. Northey has also served on the selection committee for the CEO of the Year Award and for the Ontario Rhodes Scholarships. Dr. Northey is the author of five books and many articles.

Director	Director Since	Committee Memberships
BARRY J. REITER(5)	September 1993	CG — Chair Executive

Barry Reiter resides in Toronto, Ontario. Mr. Reiter is a senior partner, Chairman of the Technology Group and Co-Chair of the Corporate Governance practice of Torys LLP, a law firm based in New York and Toronto. Mr. Reiter is also a director of Avotus Corporation, Skypower Corporation, RBC Technology Ventures Inc., Park Avenue Investment Corporation, Motion Picture Distribution Inc., and 724 Solutions Inc., and is a member of the Advisory Board of Hunter Keilty Muntz & Beatty and the Centre for Innovation Law and Policy.

DONALD R. SOBEY	September 1996	Audit HR

Donald Sobey resides in Stellarton, Nova Scotia. Mr. Sobey is the Chairman Emeritus of Empire Company Limited. He was Chairman of Empire Company Limited from 1985 to 2004. Mr. Sobey sits on several Boards of Directors including Sobeys Inc., Stora Enso Port Hawkesbury, and World Wildlife Fund. Mr. Sobey is the current Chair of the National Gallery of Canada and a member of the Supervisory Board of Trader Classified Media.

ROBERT J. STEACY(6)	March 2005	Audit

Robert Steacy resides in Toronto, Ontario. Robert J. Steacy retired in May 2005 as Executive Vice President and Chief Financial Officer of Torstar Corporation, where he served as the senior financial officer for 16 years. He currently serves as a Director of Domtar Inc. and of the University of Toronto Press. He is also a Trustee of Cineplex Galaxy Income Fund and Somerset Entertainment Income Fund. Mr. Steacy serves on the audit committees for all five organizations and is the Chairman of the audit committees of Cineplex Galaxy and Somerset Entertainment Income Funds.

PHYLLIS YAFFE	November 2005	None

Phyllis Yaffe resides in Toronto, Ontario. Ms. Yaffe is Chief Executive Officer, and Director of Alliance Atlantis. Ms. Yaffe was appointed Chief Executive Officer in June 2005. From April 2004 to May 2005, Ms. Yaffe was the Chief Operating Officer of Alliance Atlantis. Prior to her role as COO, between February 2001 to April 2004, Ms. Yaffe was the Chief Executive Officer of Alliance Atlantis Broadcasting Inc. Previously, between August 1999 to February 2001, Ms. Yaffe served as the President of Alliance Atlantis Broadcasting Inc. Ms. Yaffe presently sits on the Radio Arts Advisory Committee at Ryerson University, the Ryerson University Board, the World Wildlife Fund Board and is Chair of the Canadian Abilities Foundation Board.

Notes:

(1)
Effective November 22, 2002, Mr. Griffiths was appointed Lead Director of the Board.

(2)
Before resigning in June, 2004, Anthony Griffiths was a member of the board of directors of Brazilian Resources Inc. ("Brazilian") which was the subject of a temporary cease trade order issued by the OSC on June 10, 2001, relating to management and insiders for late filing of financial statements. The order was rescinded on July 30, 2001. The exchange suspended trading in Brazilian as a result of a cease trade order issued by the British Columbia Securities Commission (the "BCSC") on June 30, 2003 due to the late filing of financial statements. This cease trade order was lifted by the BCSC on July 8, 2003 and by the OSC on July 29, 2003. Mr. Griffiths was formerly a director of Consumers Packing Inc. (resigned April, 2002), while it operated under the protection of the Companies' Creditors Arrangement Act ("CCAA") in 2001. During the protection period, cease trade orders were issued against management and insiders due to the failure to file financial statements. Mr. Griffiths was also a director of Confederations Life Insurance Company at the time it was placed into liquidation (1994); a director of Consumers Packaging Inc. at the time it was placed in liquidation under the protection of the CCAA in 2001, and he was a director of Slater Steel Inc. (resigned August, 2004) which operated under the protection of the CCAA in an orderly wind-down (2003).

(3)
Mr. Duchesne was an officer of Aeroplan when Air Canada filed for protection under the CCAA on April 1, 2003. Air Canada came out of CCAA protection in September 2004.

(4)
Allen Karp was a director of Cineplex Odeon Corporation and Loews Cineplex Entertainment Corp. which filed for bankruptcy protection in 2001.

(5)
Barry Reiter was a director of LAVA Systems Inc. In 1999, LAVA's common shares were the subject of a cease trade order for a period exceeding 30 consecutive days, which is currently in effect. In addition, in that year LAVA had a receiver appointed to hold and dispose of its assets. Mr. Reiter was also a director of Battery Technologies Inc. ("BTI"). BTI declared bankruptcy in 2003.

(6)
Robert Steacy was a director of ITI Education Corporation ("ITI"), as a result of Torstar's partial ownership of ITI, when it voluntarily agreed to the appointment of a receiver in August, 2001. Mr. Steacy resigned from the board of ITI on August 16, 2001. In October 2001, a cease trading order was issued against ITI by the OSC which prohibited the trading of securities of ITI until filing of an Order of Revocation by the OSC. The cease trading order was imposed as a result of ITI's failure to file its interim financial statements in accordance with Ontario securities law.

Audit Committee

        As of December 31, 2005, our Audit Committee consisted of Ellis Jacob, Anthony Griffiths, Donald Sobey, Margot Northey and Robert Steacy. Each of these individuals is "independent", and "financially literate", as those terms are defined in relevant Canadian securities legislation. The following is the education and experience of each Audit Committee member that is relevant to his or her skills at: (a) understanding accounting principles used by the Company to prepare its financial statements; (b) assessing the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) preparing, auditing, analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or actively supervising one or more persons engaged in such activities; and (d) understanding of internal controls and procedures for financial reporting.

1.
Ellis Jacob, is a Chartered Accountant, holds an M.B.A. from the Schulich School of Business and a CMA. From 1974 to 1976 Mr. Jacob worked at the accounting firm which is currently KPMG. He joined the Ford Motor Company as Internal Auditor in 1976 and held that position for two years. He was the VP Finance at Motorola from 1980 to 1987 and the VP Finance at Cineplex Odeon Corp. from 1987 to 1989. From 1989 to 1996, Mr. Jacob was the CFO of Cineplex Odeon Corp. and from 1996 to 1998 he was COO of Cineplex Odeon Corp. Since 1999, he has been CEO of Cineplex Entertainment LP, or its predecessor companies. In his roles as VP Finance, CFO and CEO, he has either prepared or overseen the accounting for estimates and accruals, the preparation of financial statements with a comparably complex scope as that of the Company, as well as, among other things, developed an understanding of internal controls for financial reporting. Mr. Jacob is a graduate of the corporate governance program of the Institute of Corporate Directors in association with the Rotman School of Management at the University of Toronto and holds an ICD.D designation. He is also the chair of the audit committee of the Toronto International Film Festival Group.

2.
Anthony Griffiths received an M.B.A. from Harvard University in 1956. He is on the audit committees of Jaguar Mining Inc., Fairfax Financial Holdings Limited, Northbridge Financial Corporation and Odyssey Re Holdings Corp. Formerly, Mr. Griffiths was President and Chief Executive Officer of Jonlab Investments, Chairman and Chief Executive Officer of Canadian Cablesystems Ltd., Chairman, President and Chief Executive Officer of Mitel Corp., and Vice Chairman and Chief Executive Officer of Harding Carpets.

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

5.
Robert Steacy retired in May 2005 from his position as Executive Vice President and Chief Financial Officer of Torstar Corporation where he served as the senior financial officer for sixteen years. In that capacity, he was responsible for overseeing all financial functions of Torstar (including all financial reporting, budgeting, treasury functions and internal audit). Mr. Steacy is a Chartered Accountant (Ontario Institute of Chartered Accountancy) and currently sits on the board and is a member of the Audit Committee of each of Domtar Inc. and the University of Toronto Press. He chairs the audit committee and is a trustee of Cineplex Galaxy Income Fund and Somerset Entertainment Income Fund.

        The Audit Committee Terms of Reference sets out explicitly the roles and responsibilities of the Audit Committee and is reviewed annually by the Board. It is attached as Appendix 1. In addition, to safeguard the continued independence of its external auditors, the Audit Committee requires that all audit and non-audit services to be rendered by the external auditors to the Company and any of our related entities must be the subject of pre-approval by the Audit Committee. Such pre-approval will be based on the detailed policies and procedures established by the Audit Committee which are attached as Appendix 2.

  External Auditor Service Fees

        The following table provides information about the fees billed to the Company for professional services rendered by PricewaterhouseCoopers LLP during 2005 and 2004, which amounts also include the audit fees for Distribution LP:

	2005	2004
Audit Fees	$4,632,010	$4,836,156
Audit-Related Fees	$1,472,327	$174,284
Tax Fees	$544,965	$154,685
All Other Fees	$75,376	$317,071

Total	$6,724,678	$5,482,196

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

        Tax Fees.    Tax fees consist of fees for tax compliance services, tax advice, tax planning and transfer pricing services. The services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns and income tax provisions included in the financial statements.

        All Other Fees.    The services provided in this category included those related to research and foreign currency risk management review.

Executive Officers

        The names of the executive officers of Alliance Atlantis (other than executive officers who are also directors) as at December 31, 2005, their municipality of residence, their current offices and other principal occupations during the last five years are set out below:

Name and Municipality of Residence	Office	Principal Occupations and Positions During the Last Five Years
Brad Alles Toronto, Ontario	Executive Vice President, Sales	Mr. Alles has held a number of positions with the Company since joining in 1994. He has held his current position since 2004.

Name and Municipality of Residence	Office	Principal Occupations and Positions During the Last Five Years
Susan Berger Toronto, Ontario	Treasurer	Ms. Berger has been with the Company since 1998 in her current position.
Norm Bolen(10) Toronto, Ontario	Executive Vice President, Content
Mr. Bolen joined the Company as Vice President, Programming for History Television in 1997. Since that time he has held various positions. From 2001 to September 2005. He was Executive Vice President, Programming and in September 2005 he was appointed to his current position.
Andrew Callum Toronto, Ontario	Senior Vice President, Strategy
Mr. Callum joined the Company in 2002 and has held his current position since November, 2005. He held the position of Senior Vice President, Operational Finance from September 2002 to November, 2005. Prior to joining the Company he held the position of Chief Financial Officer of Captiva Finance Ltd. from 2000 to 2002.
Heather Conway Toronto, Ontario	Executive Vice President, Marketing Creative Services & Public Affairs	Ms. Conway has held her current position since July, 2001. From 1999 to June, 2001 she was Executive Vice President Corporate and Public Affairs, at TD Bank Financial Group.
David Lazzarato(11) Mississauga, Ontario	Executive Vice President & Chief Financial Officer
Mr. Lazzarato joined the Company in his current position on May 30, 2005. From June to August 2004 he was Chief Corporate Officer of MTS Allstream. From 1999 to June 2004 he was Executive Vice President and CFO of Allstream (previously AT&T Canada Inc.)
Rita Middleton Grimsby, Ontario	Senior Vice President, Finance & Information Technology Services
Ms. Middleton has been with the Company since 1994 and has held her current position since November 2005. She held the position of Senior Vice President Finance in the Corporate Group since 2002. From 2000 to 2001 she was Senior Vice President, Finance and Corporate Development of the Broadcast group of the Company.

(10)
Mr. Bolen joined the board of the Banff Television Festival Foundation, a not-for-profit organization in November, 2002. He resigned from the foundation in April 2004 shortly after it entered into bankruptcy proceedings. The foundation has since been reorganized and Mr. Bolen currently serves on the board of the reorganized foundation.

(11)
AT&T Canada Inc. filed for protection under the CCAA in October 2002. At that time Mr. Lazzarato was Executive Vice President of AT&T Canada. In April, 2003 AT&T Canada emerged from CCAA protection.

Name and Municipality of Residence	Office	Principal Occupations and Positions During the Last Five Years
Ted Riley Dublin, Ireland	Executive Managing Director, International Content Distribution	Mr. Riley has held various positions with the Company and has held his current position since July 2004. From September 1998 to January 2002 he was President of Television Distribution and from January 2002 to July 2004 he was President, Distribution, Entertainment Group.
Jacquelyn Saad Toronto, Ontario	Senior Vice President, Human Resources
Ms. Saad joined the Company in September 2005 in her current position. From October 1993 to February 2002, Ms. Saad was Senior Vice President & Director, Human Resources of Bank of America Canada. From April, 2002 to December 31, 2003 she was Vice President, Organizational Development for Hemolso. Ms. Saad ran Inter-Change consulting from the end of 2003 through to when she joined the Company.
Andrea Wood Toronto, Ontario	Executive Vice President, General Counsel & Secretary	Ms. Wood has held a number of positions with the Company since joining in 1992. She was appointed General Counsel in June of 2005.
Angela Young Toronto, Ontario	Senior Vice President, Internal Audit
Ms. Young joined the Company in her current position in March 2005. Previously she was Business Risk Services Manager with Ernst & Young LLP from November 2004. From October 1997 through to July 2004, Ms. Young was Regional Finance Manager — North Asia, for BAT Ltd. and subsequently Regional Finance Controller — Asia Pacific, BAT Ltd.

        As of December 31, 2005, the directors and executive officers of Alliance Atlantis beneficially owned, directly or indirectly, or exercised control or direction over approximately 823,228 Class A Voting Shares, representing approximately 82% of the outstanding Class A Shares and approximately 642,904 Class B Non-Voting Shares representing approximately 1.5% of the outstanding Class B Non-Voting Shares. The foregoing ownership figures have been provided to us by the individuals indicated and have not been independently verified by us.

DESCRIPTION OF SHARE CAPITAL

        The following chart sets out our authorized share capital.

Shares	Authorized
Class A Voting Shares	Unlimited
Class B Non-Voting Shares	Unlimited

        Our share capital formerly authorized 275,000 Class C Special Voting Shares and one Class D Special Non-Voting Share. None of these shares are outstanding and no further shares of these classes can be issued.

        The following description refers only to the share capital of Alliance Atlantis and not to any of our subsidiaries.

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

        Each Class B Non-Voting Security will be automatically converted into one Class A Voting Share in the event that Alliance Atlantis fails to deliver to the Company's Transfer Agent, within 140 days of the end of the immediately preceding fiscal year of the Company, a certificate, signed by the Chairman of the board of directors, that an independent committee of the Board has determined that it continues to be necessary for Alliance Atlantis to be Canadian controlled, or that there be limitations on the number of shares held by non-Canadians, for the purpose of determining the eligibility of Alliance Atlantis for financial incentives or assistance or licences from any Canadian federal or provincial government or agency or for any other regulatory purpose. Such certificate has been delivered to the Company's Transfer Agent in respect of the year ended December 31, 2005.

        Constraints on Ownership of Securities.    Applicable laws and the nature of the Company's business (principally in connection with the ownership of interests in broadcast licences) require that it ensure that the level of non-Canadian ownership be monitored and limited. Accordingly, the articles of the Company contain a provision which permits the Company to prohibit the issuance or transfer of its shares to any person who is not a "Canadian" (within the meaning of any applicable statute, regulation, guideline or policy) if the issue or transfer would cause the Company to cease to be qualified to carry on any relevant business. The current limit on non-Canadian ownership of the Company 's shares in the aggregate is shares representing not more than 33 1/3% of all issued and outstanding voting shares and not more than 33 1/3% of the votes attached to all issued and outstanding voting shares.

        Before an issue or transfer of shares is recorded in the register of the Company 's shareholders, the purchaser or transferee, as the case may be, may be required to submit to the Company or its agents a declaration as to the purchaser's or transferee's beneficial ownership of shares of the Company, its citizenship and such other matters as the Board may deem relevant in order to determine whether the registration of the purchaser or transferee should be prohibited. Such a declaration may also be required at any time when proxies are being solicited from shareholders, before or at any meeting of shareholders or at any time when, in the opinion of the directors of the Company, the holding of shares by any non-Canadian person should be prohibited. The Company 's shareholders are, therefore, restricted from selling their shares to non-Canadians to the extent that the resulting holdings would result in a breach of these restrictions. In addition, the directors of the Company may refuse to register a transfer of any shares of the Company if such transfer could require the prior approval of the CRTC or any other governmental body or authority having or purporting to have jurisdiction.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Repayment of Senior Subordinated Notes

        On December 21, 2004, we repaid holders of our outstanding 13% senior subordinated notes due December 15, 2009. The holders were paid at 106.5% of the U.S.$300 million principal amount, plus accrued and unpaid interest. We believe the annual interest savings from the payment of the holders of the 13% senior subordinated notes during 2005 was substantial.

Credit Facility

        On December 20, 2004, the Company entered into new secured credit facilities with a syndicate of Canadian and U.S. lenders, that consisted of a five-year C$175 million (or equivalent U.S.$) revolving credit facility, a five-year Term Loan A credit facility for U.S.$108.6 million, and a seven-year Term Loan B credit facility for U.S.$250 million. Advances under the revolving credit facility and the Term Loan A credit facility bear interest at the Bankers' Acceptance or LIBOR rate (for Canadian and U.S. dollar advances respectively) plus a margin ranging between 75 and 175 basis points. Advances under the Term Loan B credit facility bear interest at the Bankers' Acceptance or LIBOR rate plus a margin of 175 basis points. The margin payable on the revolving credit facility and the Term Loan A credit facility is subject to change based on our leverage ratio. We used the new credit facilities to repay the balance on our previous credit facility in addition to financing the repayment to the holders of the notes referenced above.

        In December, 2005, certain amendments were made to the credit facilities, including the replacement of Term Loan B with Term Loan C, a decrease in the margin on the new Term Loan C facility to 150 basis points, an increase in the senior leverage covenant, changes to the Sale of Assets covenant and changes to the Restricted Payments covenant.

        These credit facilities are separate from and have no effect on the financing structure of Distribution LP or the Fund.

        For purposes of this description of the credit facilities, references in this section to the "Company", "we", "us" and "our" refer to Alliance Atlantis only and not to any of its subsidiaries.

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

RISK FACTORS

        Please see the "Industry Risk and Uncertainties" and "Market Risk" sections of our 2005 MD&A, which are incorporated by reference herein. Our 2005 MD&A is available on SEDAR at www.sedar.com.

RATINGS

        A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. No approved rating agency currently rates any of the Company's outstanding securities. The following is a description of certain debt ratings of the Company.

Moody's Investor Services

        In October, 2004, Moody's Investors Service ("Moody's") affirmed the Company's Ba2 Corporate Family rating (formerly Senior Implied rating) and assigned a Ba2 rating to the Company's new Senior Secured credit facility. At the same time Moody's also changed the outlook of all ratings to positive from stable. Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Ba is the fifth highest of nine categories and denotes obligations judged to have speculative elements and which are subject to substantial credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Standard & Poor's

        In September 2005, Standard & Poor's ("S&P") affirmed its 'BB' bank loan rating on the Company. A recovery rating of '3' assigned to the loan was also affirmed, meaning S&P expects a meaningful recovery of principal (50%-80%) in the event of default. S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The BB category is the fifth highest of S&P's eleven categories. According to the S&P rating system, debt securities rated BB have significant speculative characteristics but are less vulnerable in the near term than other lower rated obligations. However, an obligor rated BB faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitments.

DIVIDENDS

        We have not paid any dividends on our Class A Voting Shares or Class B Non-Voting Shares and our current policy is to not pay dividends. In addition, our credit facility contains certain restrictions on the payment of dividends. Any future determination by us to pay dividends will be at the discretion of our board of directors and in accordance with the terms and conditions of our credit facility and any other indebtedness and will depend upon our financial condition, results of operations, capital requirements and other relevant factors.

NORMAL COURSE ISSUER BID

        On December 16, 2005 the TSX renewed our normal course issuer bid for a period beginning December 20, 2005 and ending no later than December 19, 2006. Under the new bid we can purchase on the TSX up to 50,272 of our Class A Voting Shares, representing approximately 5% of our issued and outstanding Class A Voting Shares and up to 4,093,942 Class B Non-Voting Shares, representing approximately 10% of the public float of our Class B Non-Voting Shares. We intend to repurchase shares under the new bid to meet our capital structure objectives. We repurchased 496,500 Class B Non-Voting Shares during 2005 under the previous normal course issuer bid. The shares were repurchased at an average price of $34.29 per share and were cancelled.

REGISTRAR AND TRANSFER AGENT

        The transfer agent and registrar for the Company's Class A Voting Shares and Class B Non-Voting Shares is Computershare Investor Services Inc. (formerly named Computershare Trust Company of Canada), at its principal office in Toronto, Ontario.

MARKET FOR SECURITIES

        Our publicly-traded securities are listed on the TSX under the symbols shown below:

Security	Symbol
Class A Voting Shares	AAC.A
Class B Non-Voting Shares	AAC.NV.B

        The Company had listed its Class B Non-Voting Shares on Nasdaq under the symbol AACB but the Company voluntarily delisted them, effective as of July 7, 2005, because the ongoing listing and administrative costs could not be justified in light of the low trading volume.

        The TSX announced in December, 2005 that it will be discontinuing its symbol extension program. As a result, we have been notified that our Class B Non-Voting Shares will, effective as of May 10, 2006, trade under the symbol "AAC.B".

Trading Price and Volume of Class A Voting Shares

Month	High ($)	Low ($)	Trading Volume (Units)
January, 2005	33.39	31.15	6,345
February, 2005	36.26	32.74	17,279
March, 2005	37.84	34.36	5,802
April, 2005	31.17	29.41	14,414

Month	High ($)	Low ($)	Trading Volume (Units)
May, 2005	30.36	28.30	3,900
June, 2005	30.70	28.89	5,991
July, 2005	31.68	29.15	9,334
August, 2005	31.40	29.27	3,865
September, 2005	32.69	29.63	4,250
October, 2005	32.60	30.33	3,535
November, 2005	34.97	29.63	12,623
December, 2005	34.69	33.65	1,160

Trading Price and Volume of Class B Non-Voting Shares

Month	High ($)	Low ($)	Trading Volume (Units)
January, 2005	34.01	30.50	3,270,703
February, 2005	36.51	32.70	2,462,103
March, 2005	38.15	29.50	4,910,160
April, 2005	31.25	29.00	3,507,535
May, 2005	31.69	27.50	3,118,955
June, 2005	31.00	28.58	2,075,509
July, 2005	32.20	28.44	1,651,489
August, 2005	31.15	28.40	2,414,124
September, 2005	32.94	29.21	3,565,724
October, 2005	32.42	28.02	1,114,008
November, 2005	35.25	28.75	3,030,352
December, 2005	35.49	32.81	1,911,873

MATERIAL CONTRACTS

        The following are the material contracts which have been entered into by the Company within the three most recently completed financial years, or before the most recently completed financial year but are still in effect, other than contracts entered into in the ordinary course of business:

Contracts Relating to Distribution LP

Investment Agreement

        On October 2, 2003, the Fund, Movie Distribution Holding Trust ("Holding Trust"), Distribution LP, Alliance Atlantis and 4192231 Canada Limited (a predecessor company of Alliance Atlantis Productions Ltd. ("AAPL")) entered into the Investment Agreement. The Investment Agreement provided, among other things, for the investment by the Fund and Holding Trust of the proceeds of the offering from the Fund's initial public offering in Distribution LP and for the acquisition of Alliance Atlantis's motion picture distribution business (the "MPD Business") by Distribution LP.

        Alliance Atlantis and AAPL have agreed to indemnify Distribution LP, the Fund and Holding Trust, and Distribution LP has indemnified the Fund and Holding Trust, in respect of breaches of their respective representations and warranties. The maximum aggregate liability of Alliance Atlantis and AAPL under their indemnity in the Investment Agreement and the underwriting agreement entered into with the underwriters in connection with the Offering (the "Underwriting Agreement") is equal to the purchase price of the MPD Business. The maximum aggregate liability of the General Partner and Distribution LP under their indemnity in the Investment Agreement and the Underwriting Agreement is not limited. All claims for indemnification under the Investment Agreement are subject to an aggregate deductible in the amount of $100,000 and to a minimum individual claim amount of $5,000.

        Under the terms of the Investment Agreement, Alliance Atlantis agreed that, in connection with the assignment of certain of the output agreements to Distribution LP, it will continue to be liable to the content supplier for the performance of all of Distribution LP's obligations under the relevant agreements, and the content supplier may exercise its remedies under the relevant agreement as against Alliance Atlantis, Distribution LP, or both, at its election. Distribution LP has agreed to indemnify Alliance Atlantis in respect of any liabilities or expenses that are incurred by Alliance Atlantis in connection with its continuing obligations under these output agreements, which relate to claims arising at any time that Alliance Atlantis is not entitled to appoint a majority of the members of the board of directors of the General Partner.

CONFLICTS OF INTEREST

To the Company's knowledge, there are no existing material conflicts of interest between the Company and any director or officer of the Company. However, certain of the members of Alliance Atlantis's Board have principal occupations with a company or firm that has, or had, a business relationship with the Company. Mr. Jacob is President and Chief Executive Officer of Cineplex Entertainment LP, which is an exhibitor of Distribution LP's theatrical releases in Canada. Mr. Steacy chairs the audit committee and is a trustee of Cineplex Galaxy Income Fund, which holds an approximate 50.6% interest in Cineplex Entertainment LP. Mr. Kassie is the Chairman and Chief Executive Officer of Genuity Capital Markets, which has provided investment banking services to the Company. Mr. Reiter is a partner of Torys LLP, which provides legal advice to the Company although Mr. Reiter is not generally personally involved in providing such legal advice. Mr. Sobey is a major shareholder and is on the board of directors of Empire Company Limited, the parent company of Empire Theatres Limited, which is an exhibitor of Distribution LP's theatrical releases in Canada.

        There are circumstances where potential material conflicts of interest between a Board member, including those listed above, and the Company could arise in the future. In these situations all directors are aware of their responsibility to take all necessary steps to avoid acting at a time when he or she is in a potential conflict of interest with the Company, including recusing themselves from Board discussions and decisions relating to any such matters.

        Certain officers of Alliance Atlantis are also directors of the General Partner. As part of the transactions undertaken in conjunction with the Fund's initial public offering, and as part of the ongoing business relationship between Distribution LP and Alliance Atlantis, we have entered into agreements with Distribution LP. In some cases, fees or other amounts are payable in connection with such agreements.

ADDITIONAL INFORMATION

        Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Alliance Atlantis' securities, options to purchase securities and interests of insiders in material transactions, where applicable, will be contained in the Company's management information circular (the "Circular") for its 2006 AGM.

        Additional financial information is provided in the Company's financial statements for the most recently completed financial year ("2005 Financial Statements") and the 2005 MD&A.

        Copies of:

  (a)
  the Circular, when available;

  (b)
  the 2005 Financial Statements;

  (c)
  the 2005 MD&A

  (d)
  this 2005 Annual Information Form; and

  (e)
  when the securities of Alliance Atlantis are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, one copy of any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus otherwise not referred to herein, may be obtained upon request from the Corporate Secretary of Alliance Atlantis, 121 Bloor Street East, Suite 1500, Toronto, Ontario, M4W 3M5 Canada. If the securities of Alliance Atlantis are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, copies of the foregoing documents are available free of charge. At all other times, a reasonable fee may be charged if the request for copies is made by a person who is not a security holder of Alliance Atlantis.

APPENDIX 1

AUDIT COMMITTEE CHARTER

ALLIANCE ATLANTIS COMMUNICATIONS INC.

AUDIT COMMITTEE
TERMS OF REFERENCE

January 25, 2006

ALLIANCE ATLANTIS COMMUNICATIONS INC.
AUDIT COMMITTEE
TERMS OF REFERENCE

Statement of Purpose

        The Audit Committee (the "Committee") will assist the Board of Directors (the "Board") of the Corporation in fulfilling its stewardship responsibilities through the oversight of:

  (a)
  the accounting and financial reporting processes of the Corporation, its subsidiaries and any other business entity controlled in fact by the Corporation (each an "affiliate") and their appropriateness in view of the Corporation's operations and current GAAP in Canada and other applicable jurisdictions;

  (b)
  the adequacy and effectiveness of management's system of internal controls and procedures in the Corporation, its subsidiaries and affiliates through the development and oversight of the internal audit function;

  (c)
  the quality and integrity of the Corporation's, its subsidiaries and affiliates' financial reporting and disclosure;

  (d)
  the relationship with the external auditors (the "Auditors"), including the audit of the financial statements and any other audit and permitted non-audit services provided by the Auditors; and

  (e)
  the compliance with laws, regulations and guidelines affecting the Corporation which relate to the duties and functions of the Audit Committee;

provided that with respect to the Corporation's subsidiary Motion Picture Distribution LP ("MPDLP"), the Committee will be entitled to rely on MPDLP's audit committee.

Membership

Number

  The Board will appoint not fewer than three members to the Committee.

Composition

  All members of the Committee must be members of the Board and "Independent" of management as that term is defined from time to time in relevant securities authorities governing the Corporation. The current independence definition for audit committee members is reproduced in Appendix I.

Qualifications

  All Committee members must be "Financially Literate" as that term is defined in Multilateral Instrument 52-110 (and reproduced in Appendix I); and

  The Committee will have at least one member whom the Board will deem an "Audit Committee Financial Expert" (as defined under the Sarbanes-Oxley Act of 2002 ("S-Ox") and reproduced in Appendix I)).

  In addition to the foregoing, the composition of the Committee, and qualifications of its members, will comply with such additional requirements as may be imposed by those regulating bodies having jurisdiction over the Corporation

Chair

  The Board will appoint the chair of the Committee (the "Chair") annually, to be selected from the members of the Committee. The Chair must be an Audit Committee Financial Expert. If, in any year, the Board does not make an appointment of the Chair, the incumbent Chair will continue in office until that Chair's successor is appointed. In the Chair's absence, or if the position is vacant, the Committee may select another member as Chair.

Ex Officio Members and Management Attendance

  The Lead Director is entitled to attend Committee meetings. The Committee may invite, at its discretion, non Committee members to attend a meeting. Any member of management shall attend a Committee meeting if invited by the Chair.

Removal and Vacancies

  Any member of the Committee may be removed and replaced at any time by the Board and will automatically cease to be a member of the Committee as soon as such member ceases to be a director. The Board may fill vacancies in the Committee by election from among the members of the Board. If and whenever a vacancy exists on the Committee, the remaining members may exercise all its powers so long as a quorum remains in office.

Tenure

  The Board will appoint members of the Committee annually following the Corporation's annual general meeting. Each member of the Committee will hold office until the following annual general meeting or until his or her term as a member of the Board is terminated or until his or her successor is appointed.

Meetings

Notice of Meetings

  (a)
  The Chair of the Committee may call meetings of the Committee periodically and will do so at the request of any member of the Committee, the Auditors, or at the request of any of the Lead Director, Executive Chairman, Chief Executive Officer, the Chief Financial Officer or the head of Internal Audit of the Corporation.

  (b)
  The Auditors will be given notice of every meeting of the Committee and will be permitted to attend and be heard at such meeting on such matters relating to the Auditors' duties as Auditor.

  (c)
  Notice of the time and place of each meeting of the Committee will be given to each member by telephone not less than 48 hours before the time of the meeting or by written notice not less than four days before the day of the meeting, and, subject to the requirements of any applicable law, need not specify the purpose of or the business to be transacted at the meeting. Meetings of the Committee may be held at any time without notice if all the members have waived or are deemed to have waived notice of the meeting.

Times and Places of Meetings

  The Committee will ordinarily meet at least quarterly each fiscal year, and at other times as necessary, at times and places to be determined by the Committee.

Agenda

  The Chair of the Committee will, in consultation with management and the Auditors, establish the agenda of the meetings and, where possible, circulate materials in advance to provide sufficient time for study prior to the meeting.

Quorum

  A quorum at any meeting will be a simple majority and will require the attendance of an Audit Committee Financial Expert.

Procedure

  The procedure at meetings will be determined by the Committee unless otherwise determined by the by-laws of the Corporation or by a resolution of the Board of the Corporation.

Secretary

  The Secretary of the Corporation will, subject to any contrary direction of the Committee, act as secretary of the Committee.

Minutes of Meetings

  The Committee will keep regular minutes of its proceedings and will report to the Board at each meeting of the Board. Minutes will be circulated to all directors on a timely basis.

Transaction of Business

  The powers of the Committee may be exercised at a meeting where quorum is present or by resolution in writing signed by all members of the Committee entitled to vote on that resolution at a meeting of the Committee.

Exercise of Power Between Meetings

  Between meetings, the Chair of the Committee, or any member of the Committee designated for the purpose by the Chair, may exercise any power delegated by the Committee.

Duties and Responsibilities

I.     Relations With the Auditors

        The Auditors will report directly to the Committee and the Committee will:

  (a)
  recommend to the Board, the appointment, compensation and retention of the Auditors;

  (b)
  recommend to shareholders the appointment of the Auditors;

  (c)
  review the Auditors' engagement letter;

  (d)
  review and take action to eliminate all factors that might impair, or be perceived to impair, the independence of the Auditor;

  (e)
  review the audit plan of the Auditors to satisfy itself regarding appropriate coverage of risks, to understand the audit approach, including areas of reliance on internal controls, and to understand how changes in the accounting policies of the Corporation might impact the audit approach;

  (f)
  oversee the work the Auditors perform quarterly (whether review or specified procedures, as determined by the Committee), including resolution of disagreements with the Corporation's management;

  (g)
  pre-approve all audit review and attest services;

  (h)
  approve on an annual basis, the pre-approval policy for audit, audit-related and non audit services that are permitted to be provided by the Auditors and satisfy itself that the Committee receives regular updates of the services and fees being provided by the Auditors under this framework.

  (i)
  pre-approve any non-audit services to be provided by the Auditors (including tax services, which are not in effect prohibited legal or expert services) that are not expressly forbidden by legislation ("Prohibited Non-Audit Services," as such term is defined in Appendix I), in accordance with applicable securities laws. Such pre-approval may be delegated to one or more members of the Committee who is an Audit Committee Financial Expert;

  (j)
  review the basis and amount of the Auditors' fees in light of the number and nature of reports issued by the Auditors, the quality of the internal controls, the size, complexity and financial condition of the Corporation and the extent of internal audit and other non-prohibited support provided to the Corporation by the Auditors;

  (k)
  review all other non-audit fees and services of the Auditors or other accounting firms;

  (l)
  review post-audit or management letters, containing recommendations of the Auditors and management's response, and oversee their implementation or resolution;

  (m)
  provide the Auditors with the opportunity to meet with the Committee or the Board without management present, at each quarterly meeting of the Committee, for the purpose of discussing any issues which have arisen during that fiscal quarter or any previous fiscal quarter;

  (n)
  meet regularly with the Auditors without management present to receive reports of any significant disagreements between management and the Auditors regarding financial reporting, the resolution of any such disagreements and any restrictions imposed by management on the scope and extent of the audit examinations conducted by the Auditors;

  (o)
  review and approve the Corporation's hiring policies regarding current and former partners and employees of the present and former Auditors;

  (p)
  satisfy itself that the rotation of "lead", "concurring" and "audit partner" as those terms are used under S-Ox is in accordance with applicable laws and professional standards;

  (q)
  annually review the expertise, resources and overall performance of the Auditors and, if necessary, recommend to the Board the termination of the Auditors or the rotation of the audit partner in charge. In the case of a recommendation to terminate the Auditors, the Committee will enquire as to the qualifications and independence of the newly proposed auditors before making its recommendations to the Board; and

  (r)
  have authority to satisfy itself that adequate provisions are made to fund the compensation to be paid to the Auditors.

II.    Audit and Financial Reporting

        The Committee will be primarily responsible for satisfying itself and on behalf of the Board, that the Corporation (including its subsidiaries) fulfils all of its audit and financial reporting obligations, and will:

  (a)
  review all financial statements and the related MD&A which require approval by the Board, including, without limitation, interim statements, year end audited statements, statements for use in prospectuses or other offering documents and statements required by regulatory authorities; determine whether the financial statements are complete, accurate and are in accordance with GAAP in all material respects; review all variances between comparative reporting periods; and recommend such financial statements and related MD&A for Board approval;

  (b)
  review all annual and interim press releases relating to the Corporation's financial statements prior to their dissemination to the public;

  (c)
  review all public disclosure documents containing audited or unaudited financial information before release including (without limitation) any: Prospectus, Annual Report, Form 40F, and or any other documents extracted or derived from the Corporation's financial statements filed with regulatory agencies and satisfy itself that all information is consistent with the financial statements and that such document or statement does not contain any untrue statement of any material fact or omit to state a material fact that is required or necessary to make the document or statement not misleading, in light of the circumstances under which it was made;

  (d)
  review the disclosure in the Annual Information Form regarding details of the Committee's membership; exemptions relied on, if any; instances of the Board not accepting the Committee's recommendations, if any; summary of Auditors fees and services provided; and inclusion of the Audit Committee Terms of Reference;

  (e)
  review the form of the audit report;

  (f)
  review the audit results with the Auditors and management's proposed handling of audit adjustments;

  (g)
  review and discuss the Auditor's report and the related MD&A for the audited annual financial statements with management and the Auditor;

  (h)
  review any material changes in accounting practices or policies and the financial statement impact thereof;

  (i)
  review any major areas of management judgment estimates that have a significant effect upon the financial statements;

  (j)
  review with the Auditors, any disagreements with management over the application of accounting principles, the basis for management's accounting estimates, and the disclosures in the financial statements;

  (k)
  review with the Auditors and management:

  (i)
  critical accounting policies and practices used by the Corporation, including critical accounting estimates, the selection of major accounting policies, reasons why certain policies are not considered critical and how current and future events affect that determination;

  (ii)
  all alternative material accounting treatments that have been discussed with management, the ramifications of these alternative treatments and the Auditor's preferred method; and

  (iii)
  all material written communications between the Auditors and management that would facilitate Auditor and management oversight by the audit committee such as management representation letters, reports on observations and internal control reports, schedules of material adjustments and proposed reclassifications, schedule of unadjusted audit differences and listings of adjustments and reclassifications not recorded, engagement letters and independence letters.

  (l)
  discuss the effect of off-balance-sheet transactions, arrangements, obligations (including contingent liabilities) and other relationships with unconsolidated entities or other persons that may have a material current or future effect on the Corporation's financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues and expenses;

  (m)
  review with the Auditors and management all material related party transactions and the development of policies and procedures related to those transactions;

  (n)
  review with the Auditors and management, the methods used to account for significant unusual transactions; and,

  (o)
  consider any other matter which in its judgment should be taken into account in reaching its recommendation to the Board concerning the approval of the financial statements.

III.  Internal Controls and Internal Audit

        The internal audit function will report directly to the Committee (with a dotted reporting line to the CFO and the CEO). The Committee will oversee management's design and implementation of an adequate and effective system of internal controls, and will:

  (a)
  review the audit plan of the Auditors and consider the extent the planned audit scope can be relied upon to detect weakness in internal control or fraud or other illegal acts;

  (b)
  review the plan of the internal audit function and consider the extent the planned audit scope can be relied upon to detect weakness in internal control or fraud or other illegal acts and any significant change in the execution of the internal audit plan;

  (c)
  review with management the Corporation's financial policies and compliance with such policies;

  (d)
  satisfy itself that the Corporation maintains an appropriate internal audit function, and approve the responsibilities, budget and staffing of the internal audit function, oversee the recruitment, operational independence, evaluation and termination of the head of Internal Audit and approve the objectives, plans and recommended changes made by internal audit;

  (e)
  meet privately with the head of Internal Audit on a regular basis;

  (f)
  satisfy itself that adequate and effective internal controls are in place including those covering accounting, financial reporting and disclosure, compliance and management information systems through oversight of management's design and implementation and through a review of significant recommendations made by the internal auditors, the Auditors, or other independent parties, for the strengthening of internal controls and/or the deficiencies identified by management and any follow-up corrective action;

  (g)
  review the processes for complying with internal control reporting and certification requirements and for evaluating the adequacy and effectiveness of specified controls;

  (h)
  approve or pre-approve the scope, mandate and compensation paid to third party internal control consultants, if any;

  (i)
  review material changes to the Corporation's Commitment Policy and Payment Policy;

  (j)
  review any major issues regarding the adequacy of the Corporation's internal controls and the actions being taken in light of any material control deficiencies identified by the Auditors, the internal auditors, third party consultants or management and management's response thereto;

  (k)
  review internal certifications provided by the CEO and CFO to the Committee, from time to time, (as required under the Corporation's Disclosure Policy) regarding the adequacy of disclosure controls and the accuracy of publicly filed documents;

  (l)
  review the disclosure regarding the disclosure controls and procedures and internal controls for financial reporting and understand the impact of any unremediated deficiencies on any periodic certifications or reports filed with regulators;

  (m)
  satisfy itself that that all of the Corporation's material subsidiaries have adequate financial reporting controls, disclosure controls and internal control processes in place; and,

  (n)
  review and assess the adequacy of the Audit Committee Terms of Reference on an annual basis and the Committee's performance vis à vis its Terms of Reference.

IV.    Risk Management

        The Committee will discuss the guidelines and policies to govern the process by which the Corporation undertakes risk assessment and management, and will:

  (a)
  establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including the confidential and anonymous submission of complaints by employees including reviewing on an annual basis, the Corporation's Whistleblower Policy;

  (b)
  review with management and bring to the attention of the Auditors any correspondence with regulators or government agencies, employee complaints or published reports that raise material issues regarding the Corporation's financial statements or accounting policies;

  (c)
  review with management, any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position of operating results, and the manner in which these matters have been disclosed in the financial statements;

  (d)
  identify, assess and monitor the risks inherent in the business of the Corporation and establish and monitor compliance with policies and procedures necessary to address, as much as is reasonably possible, those identified risks;

  (e)
  in conjunction with management, review on an annual basis all aspects of the Corporation's risk management program, including insurance coverage, foreign exchange exposures, and investments (including its use of financial risk management instruments), disaster recovery and business continuity plans;

  (f)
  review with management the presentation and impact of significant risks and uncertainties associated with the business of the Corporation;

  (g)
  oversee the investigation of alleged fraud, illegal acts and conflicts of interest;

  (h)
  have the authority to engage and determine the funding for independent counsel and other advisors to carry out its duties.

V.     Relations with Management

        The Committee will coordinate with management on audit and financial matters, and will:

  (a)
  review decisions of the Corporation's Disclosure Committee in which unanimity was not achieved and in instances where the Disclosure Committee deems appropriate;

  (b)
  meet privately with senior management at least quarterly to discuss any areas of concern to the Committee or management;

  (c)
  review with management and assess the results of instances, if any, where management seeks a second opinion on significant accounting or auditing matters;

  (d)
  review the performances of the Chief Financial Officer and other senior executives involved in the financial reporting process, obtaining feedback from internal audit and the Auditors; provide results to the Human Resources and Compensation Committee; and, where possible, consult on the appointment of and departure of individuals occupying these positions; and

  (e)
  have the Chair of the Committee review the expenses incurred by the Executive Chairman.

Access to Records

        The Committee will be permitted access to all records and corporate information that it determines to be required in order to perform its duties.

APPENDIX I TO THE AUDIT COMMITTEE CHARTER

DEFINITIONS

        "Audit Committee Financial Expert" shall mean a person who has acquired the following attributes through any one or more of the following: (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant or auditor, or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience:

i.
an understanding of and an ability to analyze and interpret financial statements and GAAP;

ii.
the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

iii.
experience preparing, auditing, analysing or evaluating financial statements that present a breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities;

iv.
an understanding of internal controls and procedures for financial reporting; and,

v.
an understanding of audit committee functions.

        "Financially Literate" shall mean:

        An individual who has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues expected to be raised by the issuer's financial statements. A comprehensive knowledge of GAAP and generally accepted auditing standards is not required

        "Independent" shall mean:

i.
a director may not, either directly or indirectly, other than in his or her capacity as a member of the Committee, the Board, or any other Board committee, accept any consulting, advisory or other compensatory fee from the Corporation. Indirect acceptance of compensatory payments includes payments to spouses, minor children or step-children and children or step-children sharing a home with the director as well as payments accepted by an entity in which the Committee member is a partner, member, officer such as a managing director occupying a comparable position or executive officer or occupies a similar position and which provides accounting, consulting, legal, investment banking or, financial advisory services to the issuer;

ii.
a director may not be an "affiliated person" of the Corporation or any subsidiary of the Corporation. A director, who is also an employee of an affiliate, an executive officer of an affiliate or a general partner or managing member of an affiliate would be deemed to be an affiliate. An "affiliate of" or person "affiliated" with a specified person is defined as "a person that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified". "Control" means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise". A person is deemed not to control the issuer if the person is not an executive officer, or a shareholder of more than 10% of any class of voting equity securities of the issuer. Notwithstanding the foregoing, there is an exception to the affiliate prohibition for overlapping board relationships. If a member sits on the Board of the Corporation and on the board of an affiliate of the Corporation, the member is exempt from the "affiliated person" prohibition, if except for being on each board, that member otherwise meets the independence criteria.)

iii.
a Committee member may not have been employed by the Corporation or by any parent or subsidiary or have a family member who is or was an executive officer of the Corporation within the past three years;

iv.
a Committee Member may not have been (nor have a family member who has been) employed as an executive officer of another entity where any of the executive officers of the Corporation serve or have served on the compensation committee of such other entity within the past three years; and

v.
a Committee member may not be a former partner or employee of the Auditors who worked on the Corporation's audit engagement; have a family member who is a partner of the auditor or is an employee of the auditor and participates in the Corporation's audit, assurance or tax compliance or was within the last three years a partner or employee of the auditor and personally worked on the Corporation's audit;

        "Prohibited Non-Audit Services" means services which an auditing firm is prohibited from supplying to the Corporation contemporaneously with an audit and professional engagement, and include:

i.
bookkeeping services related to accounting records or financial statements;

ii.
financial information systems design and implementation;

iii.
appraisal or valuation services, fairness opinions and contribution-in-kind reports;

iv.
actuarial services;

v.
internal audit outsourcing services;

vi.
management functions or human resources;

vii.
broker or dealer, investment adviser, or investment banking services;

viii.
legal and expert services unrelated to the audit; and

ix.
any other service that is determined by legislation to be impermissible.

        Also prohibited are services that could conflict with auditor independence as set out under Regulation S-X, namely an auditor should not:

i.
audit its own work (which would occur if it provided internal audit outsourcing services, financial information systems design, appraisal, valuation, actuarial or bookkeeping services);

ii.
perform management functions (which would occur if it provided human resources such as recruiting, hiring, designing compensation packages for the Corporation);

iii.
act as an advocate for the Corporation (as it would if it provided legal and expert services in judicial or regulatory proceedings); or

iv.
promote the Corporation's stock or other financial interests (as it would if it served as a broker, dealer, investment adviser or investment banker for the Corporation).

        The pre-approval requirement is waived for non-audit services that (i) were not recognized to be non-audit services at the time of engagement, (ii) constitutes less than 5% of the total revenues paid to the Auditors during the same fiscal year, and (iii) are promptly brought to the attention of the audit committee and approved prior to completion of the audit

APPENDIX 2

ALLIANCE ATLANTIS COMMUNICATIONS INC. AND SUBSIDIARIES

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

        Bookkeeping and related functions;

        Financial information systems design and implementation;

        Appraisal, valuation, fairness opinions or contribution-in-kind reports;

        Actuarial services;

        Internal audit outsourcing;

        Management functions and human resources functions;

        Broker-dealer, investment advisor or investment banking services;

        Legal services; and

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
Quarterly specified procedures.
Review of tax provision reported in the consolidated and other financial statements.
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
Accounting consultation and audits in connection with acquisitions and divestitures.
Other attest services	Attest services that are not required by statute or regulation.

Type of Service	Description
Application and general control reviews	Review of IT and general controls related to specific applications, including overall general computer controls, excluding those that are a part of the financial statement audit.
Consultation regarding GAAP	Discussions, review and testing of impact of new pronouncements, acquisition accounting, and other GAAP topics.
Tax Services
Tax compliance	Preparation and/or review of income, capital, sales, use, property, excise, local, value added (VAT) and GST tax returns, filings and forms. Consultation regarding handling of items for tax returns, required disclosures, elections, and filing positions available.
Tax consulting	Assistance with tax audits, examinations or requests for information. Responding to requests regarding technical interpretations, applicable laws and regulations, and tax accounting. Tax advice on mergers, acquisitions, restructurings, financings, inter-company transactions, foreign tax credits, foreign income tax, tax accounting, foreign earnings and profits, capital tax, sales tax, use tax, property tax, the treatment in any jurisdiction of foreign subsidiary income, VAT, GST, excise tax or equivalent taxes in the jurisdiction. Assistance with tax appeals that are not in front of a tax court or its equivalent. Advice regarding tax legislation or codes including interpretations, procedures and advance tax rulings or private letter rulings thereof, or their equivalent, in applicable jurisdictions in the following areas: income, capital, sales, use, property, excise, local, value added (VAT) and GST taxes.
Transfer pricing	Advice and assistance with respect to transfer pricing matters, including preparation of reports used by the company to comply with taxing authority documentation requirements regarding royalties, services and inter-company pricing and assistance with tax exemptions.
Customs and duties	Compliance reviews and advice on compliance in the areas of tariffs and classification, origin, pricing, and documentation. Assistance with customs audits or requests for information.
Expatriate tax services	Preparation of individual income tax returns, advice on impact of changes in local tax laws and consequences of changes in compensation programs or practices. Compliance and advice in relation to benefits and compensation, stock options, and tax equalization policies.

Type of Service	Description
Other Services
Valuation	Valuation services for non-financial reporting in connection with tax-only valuations and valuation services to review and comment on tax-related valuations prepared by Alliance Atlantis or third parties.
Other	Fact finding services and forensic investigations under the supervision of the audit committee; environmental audits; non-financial systems design and implementation.
Other	Benchmarking and surveys related to best practices with respect to financial reporting practices.
Other	Annual licence for PwC's Comperio product.

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

VI.   Engagement Letters

        Pre-approved non-audit services shall be provided by the Auditors pursuant to an engagement letter with the appropriate Alliance Atlantis entity, a copy of which will be provided to the Chair of the Audit Committee, that satisfies each of the following requirements:

  •
  the engagement letter shall be in writing and signed by the Auditors; and

  •
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

Management's Discussion and Analysis
of Financial Condition and Results of Operations
For the Periods Ended December 31, 2005, December 31, 2004
and December 31, 2003
AND
Consolidated Financial Statements
For the Years Ended December 31, 2005 and December 31, 2004,
and the Nine Months Ended December 31, 2003

TABLE OF CONTENTS

Page
VISION	3
OVERVIEW OF CORE BUSINESSES	3-5
KEY PERFORMANCE INDICATORS	5
OPERATING AND FINANCIAL HIGHLIGHTS	6-7
CONSOLIDATED RESULTS OF OPERATIONS	8-9
SUMMARY OF QUARTERLY RESULTS	10
CORE BUSINESS STRATEGY, OPERATING PERFORMANCE AND OUTLOOK	11-23
BROADCASTING	11-14
ENTERTAINMENT	14-17
MOTION PICTURE DISTRIBUTION	17-23
CORPORATE AND OTHER	23
OTHER STATEMENT OF EARNINGS ITEMS	23-25
LIQUIDITY AND CAPITAL RESOURCES	25-29
SUBSEQUENT EVENT	29
RELATED PARTY TRANSACTIONS	29-30
OUTSTANDING SHARES	31
OFF BALANCE SHEET ARRANGEMENTS	31
MARKET RISK	32
CRITICAL ACCOUNTING POLICIES AND ESTIMATES	32-34
ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS	34-38
FINANCIAL INSTRUMENTS	38
INDUSTRY RISK AND UNCERTAINTIES	38-43
DISCLOSURE CONTROLS AND PROCEDURES	43-44
USE OF NON-GAAP FINANCIAL MEASURES	44-49

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Management's discussion and analysis of the financial position and results of operations is prepared at March 2, 2006, and should be read in conjunction with the accompanying audited consolidated financial statements and the notes therein.

        This report covers the year ended December 31, 2005, referred to as Fiscal 2005. The year ended December 31, 2004 is referred to as Calendar 2004. In December 2003, the Company changed its fiscal year end. (see note 1 of the Company's consolidated financial statements). The nine-month period from April 1, 2003 through December 31, 2003 is referred to as Fiscal 2004. This Management's Discussion and Analysis of Financial Condition and Results of Operations compares the three months and year ended December 31, 2005 with the three months and year ended December 31, 2004.

        This discussion may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the Company's plans, objectives, expectations and intentions and other statements including words such as "anticipate", "believe", "plan", "estimate", "expect", "intend", "will", "should", "may", and other similar expressions. These forward-looking statements are based on certain assumptions and reflect the Company's current expectations. The reader should not place undue reliance on them. They involve known and unknown risks, uncertainties and other factors that may cause them to differ materially from the anticipated future results or expectations expressed or implied by such forward-looking statements. Some factors that could cause actual results to differ materially from those set forth in the forward-looking statements are: audience acceptance of our filmed entertainment; our ability to attract advertising revenue; changes to the regulatory environment; actions of our competitors; technological change that increases competition or facilitates the infringement of our intellectual property; cost of production financing; the loss of key personnel; and our relationship with filmed entertainment content suppliers. Other risks and factors that could cause actual results to differ are described in this discussion under the headings "Industry Risk and Uncertainties" and "Market Risk". The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

        All dollar amounts are expressed in millions of Canadian dollars unless otherwise noted.

Vision

        The Company is committed to expanding the way it delivers content to viewers by building on the strength of its brands and identifying new technologies that create innovative opportunities to deliver content. Through its strong relationships with international broadcasting partners and its innovative approach to marketing and programming, the Company is proud to bring viewers the best in Canadian and international content.

Overview of Core Businesses

        The Company's principal business activities are Broadcasting, Entertainment and Motion Picture Distribution. These core businesses are supported by the Company's Corporate and Other segment. Over the past few years, the Company has transformed itself into a streamlined, broadcast-driven company, by investing in and growing its broadcast business and reducing the amount of capital and other resources devoted to production and other related activities.

        In an effort to maximize shareholder value, and to determine appropriate uses of free cash flow, during 2005 the Company reviewed its capital structure. Following the review, the Company has established target debt levels for the business and determined appropriate uses of free cash flow beyond current reinvestment opportunities. The Company will target a Net Debt to EBITDA (see note on non-GAAP measures on page 40) ratio in the range of 1.5x to 2.5x, excluding its Motion Picture Distribution business. At December 31, 2005, the Company's Net Debt to EBITDA ratio was 1.98, excluding its Motion Picture Distribution business. The Company plans to monitor its capital structure and maintain this range by repurchasing shares under its normal course issuer bid. The Company has been successful in its debt reduction objectives, and remains keenly focused on free cash flow generation, and has determined these capital structure objectives to be a complementary way to enhance shareholder value.

Broadcasting

        The Company has a controlling ownership interest in and operates 13 Canadian specialty television channels — Showcase, Life Network, History Television, HGTV Canada, Food Network Canada, Showcase Action, Showcase Diva, National Geographic Channel, BBC Canada, BBC Kids, Discovery Health Channel, IFC Canada and Fine Living. Each of these channels carries a strong, clear brand which, the Company believes, enables it to distinguish itself and excel in a competitive marketplace. The channels are aligned in two core genres ("fact and fiction" and "lifestyle") and are supported by a supply of high quality content acquired from leading domestic and international producers. The Company also has a 50% interest in two established Canadian French-language specialty television channels (Series+ and Historia) and a minority interest in three other English-language specialty channels (ONE: The Body, Mind and Spirit Channel, Scream and The Score).

Entertainment

        The Company is a 50% co-owner and co-producer of the successful CSI franchise, in partnership with CBS Productions. The Company also distributes the CSI franchise in all territories outside the United States. CSI: Crime Scene Investigation, now in its sixth season, with over 132 episodes delivered is currently the #1 dramatic series on U.S. television (National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 09/19/05 — 02/05/06), with an average weekly audience of more than 25.8 million viewers for initial episode telecasts. CSI: Miami, now in its fourth season, with over 88 episodes delivered is one of the top five dramatic series on U.S. television, and remains the #1 show on Monday nights (National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+ for 09/19/05 — 02/05/06). CSI: Miami was named 2005's biggest hit television series on a global basis ("Global TV Acquisitions" report, Informa Telecoms & Media, February 15, 2006, based on the number of times a program was listed in year-end Top 10 rankings worldwide). CSI: NY, now in its second season, was the #1 new show for CBS during the 2004/05 Broadcast Season, and remains the #1 show for its timeslot (National Nielsen Ratings: Primetime Season to Date Rank-Regular Programs for Demographic PER2+demo for 09/19/05 — 02/05/06). The Company continues to aggressively licence this valuable franchise in all available international markets.

        The Company also licences its library of approximately 1,000 titles representing approximately 5,500 hours of programming rights to broadcasters, distributors and other users in various territories throughout the world.

Motion Picture Distribution

        The Company's Motion Picture Distribution business, through its 51% indirect ownership interest in Motion Picture Distribution LP ("Distribution LP"), is a leading distributor of motion pictures in Canada, with a growing presence in the United Kingdom through its subsidiary Momentum Pictures ("Momentum"), and in Spain through its subsidiary Aurum Producciones, S.A. ("Aurum").

        The Company indirectly owns a 51% limited partnership interest in Distribution LP. Movie Distribution Income Fund (the "Fund"), which is traded on The Toronto Stock Exchange under the symbol FLM.UN, indirectly owns a 49% limited partnership interest in Distribution LP.

        Distribution LP distributes motion pictures for theatrical release, in video/DVD format and to television broadcasters (conventional/cable/Video on Demand ("VOD")/Subscription Video on Demand ("SVOD")). In Canada, Distribution LP has exclusive output agreements with a diverse group of leading independent studios, including New Line Cinema, The Weinstein Company, Focus Features, Dimension Films, Miramax Films, IFC Films and Remstar. The Company also distributes a catalogue of approximately 5,000 titles. This library is available for exploitation in video/DVD and television. By releasing a large number of motion pictures through multiple distribution platforms, Distribution LP creates a diversified portfolio of releases. Monthly cash distributions to owners of the units of Distribution LP are paid out of the distributable cash generated by the business.

Corporate and Other

        The Company's Corporate and Other segment is primarily a corporate services group providing support to the operating segments for information technology, finance, internal audit, human resources, legal, investor relations and other corporate services. Corporate and Other also holds corporate investments, as well as corporate activities that are being wound down.

Key Performance Indicators

        The Company measures the success of its strategies using a number of key performance indicators. These have been outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions. With the exception of revenue, direct operating expenses and selling, general and administrative expenses, the following key performance indicators are not measurements in accordance with Canadian generally accepted accounting principles ("GAAP") and should not be considered as an alternative to net income or any other measure of performance under Canadian GAAP.

        Revenue    Revenue is a measurement defined by Canadian GAAP. Revenue is the inflow of cash, receivables or other consideration arising from the sale of product and services and is net of items such as trade or volume discounts and certain excise and sales taxes. It is one of the bases on which free cash flow, a key performance indicator defined below, is determined; therefore, it measures the potential to deliver free cash flow as well as indicates the level of growth in a competitive marketplace. The primary sources of revenues for the Company are outlined within the discussion of operating performance for each of the Company's principal businesses.

        Direct operating expenses    Direct operating costs includes amortization of investment in film and television programs (costs of programming intended for broadcast, from which advertising and subscriber fee revenues are derived) and costs associated with internally produced and acquired film and television programming, from which distribution and licensing revenues are derived. (see note 25 of the Company's consolidated financial statements for further details).

        Direct profit    Direct profit is defined as revenue less direct operating expenses. Management uses this key performance indicator to measure operating performance for each business segment.

        Selling, general and administrative expenses    Selling, general and administrative expenses include period costs that are not directly attributable to the film and television program or specialty television channel. These include such costs as employee remuneration, professional fees, regulatory license fees, occupancy costs and overhead costs.

        Earnings (loss) before undernoted (EBITDA)    The Company believes this is an important measure as it allows the Company to evaluate the operating performance of its three principal business activities representing Broadcasting, Entertainment and Motion Picture Distribution, and its ability to service and/or incur debt. It is calculated before (i) interest on long-term debt, (ii) non-cash expenses such as depreciation and amortization, except for amortization of investment in film and television programs and (iii) items not indicative of the Company's core operating results, and not used in management's evaluation of the business segments' performance, such as investment gains and losses and foreign exchange gains and losses. See note on non-GAAP measures on page 44 for calculation.

        Free cash flow    Free cash flow allows the Company to fund its operations, and manage and maintain a flexible capital structure. See note on non-GAAP measures on page 44 for calculation.

        Net indebtedness    Net indebtedness comprises the revolving credit facility and term loans net of cash and cash equivalents. This is an important measure as it allows the Company to evaluate its ability to fund the Company's operations and commitments for the foreseeable future. The Company has been successful in its debt reduction objectives, and remains keenly focused on free cash flow generation, and has assessed its capital structure objectives to be a complementary way to enhance shareholder value.

Operating and Financial Highlights

        The following table provides selected information of the Company for the years ended December 31, 2005 and 2004 and the nine months ended December 31, 2003 (in millions of Canadian dollars except per share amounts):

	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
Revenue	1,043.4	1,017.5	640.2
Direct profit (loss)	366.2	312.0	(16.1)
Earnings (loss) before undernoted and discontinued operations	192.9	159.5	(140.8)
Net earnings (loss) before discontinued operations	70.9	33.8	(153.9)
Net earnings (loss)	70.9	29.7	(169.6)
Earnings (loss) per Common Share before discontinued operations
Basic	$1.63	$0.78	$(3.60)
Diluted	$1.61	$0.78	$(3.60)
Earnings (loss) per Common Share
Basic	$1.63	$0.69	$(3.96)
Diluted	$1.61	$0.68	$(3.96)
Total assets	1,586.9	1,620.9	1,416.2
Total long-term financial liabilities*	448.1	503.6	534.4
Free Cash Flow	120.1	(23.1)	115.4
Cash dividends declared per-share	—	—	—

*
For the year ended December 31, 2005, long-term financial liabilities include $1.4 million of long-term production liabilities (December 31, 2004 — $16.1 million; December 31, 2003 — $59.6 million) and $4.2 million of long-term liabilities pertaining to the acquisition of certain broadcast intangible assets (December 31, 2004 — $3.9 million; December 31, 2003 — $6.4 million). Both of these amounts have been included in accounts payable and accrued liabilities on the balance sheet.

        Period over period factors affecting presentation include the acquisition of Aurum in May 2004, the sale of a 49% interest in the motion picture distribution business in October 2003 and the substantial exit of the capital intensive production business in December 2003.

Highlights for Fiscal 2005

Operating Highlights

  •
  In 2005, CSI: Crime Scene Investigation — Season Six continued to rank as the number one series on U.S. television, averaging 25.8 million viewers weekly. In addition, in 2005 all three series in the CSI franchise (CSI: Crime Scene Investigation, CSI: Miami, CSI: NY) were consistently ranked in the top 15 shows on U.S. television(1).

  •
  Our strategy of investing in and combining strong channel brands with exceptional programming and marketing allowed us to deliver a substantial subscriber base and successfully translate audience growth into advertising sales growth. In 2005 total advertising sales increased by 20%, while subscriber revenues increased 11%.

  •
  Our digital channels again outperformed the industry average, with an overall average minute audience (AMA) increase of 30% for the broadcast year 2004-2005(2).

  •
  In 2005 Distribution LP announced renewals of its longstanding output agreements with New Line Cinema and Focus Features through 2008.

(1)
Nielsen Media Research: Primetime Std Rank — Regular Programs for Demographic PER2+ for 09/09/05 to 01/01/06

(2)
Nielsen Media Research: Mo-Su 6a-6a Average Minute Audience Adults 25-54 Broadcast Year 2003 — 2004=09/01/2003 — 08/29/2004 vs. Broadcast Year 2004 — 2005=08/30/2004 — 08/28/2005

6

  •
  Subsequent to year end, Distribution LP entered into a new output agreement with The Weinstein Company, which is expected to deliver up to 80 films over the next four years.

Financial Highlights

  •
  The Company generated net earnings of $70.9 million in the year, compared to $29.7 million in the prior year.

  •
  The Company generated record EBITDA and free cash flow of $192.9 million and $120.1 million, respectively in the year.

  •
  Free cash flow generation lead to debt reduction. The Company reduced net indebtedness to $331.9 million from $428.6 million in the prior year.

  •
  The Company concluded a review of its capital structure with the objective to establish target debt levels for the business and to determine appropriate uses of free cash flow beyond current reinvestment opportunities. Based on this review, the Company will target a Net Debt to EBITDA ratio in the range of 1.5x to 2.5x, excluding its Motion Picture Distribution business. At December 31, 2005, the Company's Net Debt to EBITDA ratio was 1.98, excluding its Motion Picture Distribution business. The Company began repurchasing its own shares under its normal course issuer bid, repurchasing 496,500 shares for $17.1 million.

  •
  Interest expense decreased dramatically to $26.3 million from $58.2 million as a result of the Company's December 2004 refinancing and lower overall indebtedness.

  •
  The Company amended its credit facility allowing greater flexibility with respect to meeting its capital structure objectives.

Consolidated Results of Operations

        The following table presents a consolidated summary of the Company's operations for the years ended December 31, 2005 and 2004 and the nine months ended December 31, 2003 (in millions of Canadian dollars):

							% Increase (decrease)
	Year Ended December 31, 2005	%(1)	Year Ended December 31, 2004	%(1)	Nine Months Ended December 31, 2003	%(1)	December 31, 2005 over December 31, 2004	December 31, 2004 over December 31, 2003
Revenue
Broadcasting	283.4	27.2	245.9	24.2	162.4	25.4	15.3	51.4
Entertainment	341.5	32.7	258.7	25.4	169.8	26.5	32.0	52.4
Motion Picture Distribution	418.1	40.1	512.1	50.3	307.8	48.1	(18.4)	66.4
Corporate and Other	0.4	—	0.8	0.1	0.2	—	(50.0)	300.0

	1,043.4	100.0	1,017.5	100.0	640.2	100.0	2.5	58.9

Direct operating expenses
Broadcasting	124.2	43.8	113.2	46.0	69.8	43.0	9.7	62.2
Entertainment	223.3	65.4	183.9	71.1	339.7	200.1	21.4	(45.9)
Motion Picture Distribution	329.7	78.9	408.4	79.8	246.8	80.2	(19.3)	65.5
Corporate and Other	—	—	—	—	—	—	—	—

	677.2	64.9	705.5	69.3	656.3	102.5	(4.0)	7.5

Direct profit(2)
Broadcasting	159.2	56.2	132.7	54.0	92.6	57.0	20.0	43.3
Entertainment	118.2	34.6	74.8	28.9	(169.9)	(100.1)	58.0	144.0
Motion Picture Distribution	88.4	21.1	103.7	20.2	61.0	19.8	(14.8)	70.0
Corporate and Other	0.4	100.0	0.8	100.0	0.2	100.0	(50.0)	300.0

	366.2	35.1	312.0	30.7	(16.1)	(2.5)	17.4	2,037.9

Selling, general and administrative	161.2	15.4	135.8	13.4	123.0	19.2	18.7	10.4
Stock based compensation	12.1	1.2	16.7	1.6	1.7	0.3	(27.5)	882.4

Operating Expenses	173.3	16.6	152.5	15.0	124.7	19.5	13.6	22.3

Earnings (loss) before undernoted (EBITDA(2))
Broadcasting	90.7	32.0	73.3	29.8	50.4	31.0	23.7	45.4
Entertainment	94.1	27.6	50.2	19.4	(198.3)	(116.8)	87.5	125.3
Motion Picture Distribution	46.0	11.0	72.9	14.2	43.7	14.2	(36.9)	66.8
Corporate and Other	(37.9)		(36.9)		(36.6)		(2.7)	(0.8)

	192.9	18.5	159.5	15.7	(140.8)	(22.0)	20.9	213.3

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss)(2))	124.2	11.9	9.8	1.0	(276.5)	(43.2)	1,167.3	103.5

Net operating earnings (loss)(2)	76.4	7.3	16.8	1.7	(290.2)	(45.3)	354.8	105.8

Net earnings (loss)	70.9	6.8	29.7	2.9	(169.6)	(26.5)	138.7	117.5

Adjusted EBITDA(2)	192.9	18.5	160.8	15.8	25.2	3.9	20.0	538.1

Adjusted operating earnings (loss)(2)	123.4	11.8	49.1	4.8	(67.7)	(10.6)	151.3	172.5

Adjusted net operating earnings (loss)(2)	75.9	7.3	41.9	4.1	(156.5)	(24.4)	81.1	126.8

Notes:

(1)
The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings from operations before undernoted and discontinued operations, net operating earnings, net earnings, adjusted EBITDA, adjusted operating earnings, adjusted net operating earnings and percentage of group revenue for direct operating expenses, direct profit and EBITDA.

(2)
See note on non-GAAP measures on page 44.

Consolidated Results of Operations

        The following table presents a consolidated summary of the Company's operations for the three months ended December 31, 2005 and 2004 (in millions of Canadian dollars):

	December 2005	%(1)	December 2004	%(1)	% Increase (decrease)
Revenue
Broadcasting	84.2	28.9	72.6	22.4	16.0
Entertainment	93.9	32.3	104.0	32.1	(9.7)
Motion Picture Distribution	113.2	38.8	147.2	45.5	(23.1)
Corporate and Other	0.1	—	0.1	—	—

	291.4	100.0	323.9	100.0	(10.0)

Direct operating expenses
Broadcasting	31.0	36.8	34.0	46.8	(8.8)
Entertainment	58.1	61.9	76.3	73.4	(23.9)
Motion Picture Distribution	82.8	73.1	115.6	78.5	(28.4)
Corporate and Other	—	—	—	—	—

	171.9	59.0	225.9	69.7	(23.9)

Direct profit(2)
Broadcasting	53.2	63.2	38.6	53.2	37.8
Entertainment	35.8	38.1	27.7	26.6	29.2
Motion Picture Distribution	30.4	26.9	31.6	21.5	(3.8)
Corporate and Other	0.1	—	0.1	—	—

	119.5	41.0	98.0	30.3	21.9

Selling, general and administrative	40.7	14.0	37.3	11.5	9.1
Stock based compensation	6.7	2.3	9.9	3.1	(32.3)

Operating Expenses	47.4	16.3	47.2	14.6	0.4

Earnings (loss) before undernoted (EBITDA(2))
Broadcasting	35.2	41.8	22.9	31.5	53.7
Entertainment	28.2	30.0	22.2	21.3	27.0
Motion Picture Distribution	19.9	17.6	20.1	13.7	(1.0)
Corporate and Other	(11.2)	—	(14.4)	—	22.2

	72.1	24.7	50.8	15.7	41.9

Earnings from operations before undernoted and discontinued operations (operating earnings(2))	40.5	13.9	(10.4)	(3.2)	489.4

Net operating earnings(2)	24.9	8.5	(2.9)	(0.9)	958.6

Net earnings	24.8	8.5	9.6	3.0	158.3

Adjusted EBITDA(2)	72.1	24.7	50.8	15.7	41.9

Adjusted operating earnings(2)	39.7	13.6	25.7	7.9	54.5

Adjusted net operating earnings(2)	24.4	8.4	20.2	6.2	20.8

Notes:

(1)
The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings from operations before undernoted and discontinued operations, net operating earnings, net earnings, adjusted EBITDA, adjusted operating earnings, adjusted net operating earnings and percentage of group revenue for direct operating expenses, direct profit and EBITDA.

(2)
See note on non-GAAP measures on page 44.

Summary of Quarterly Results

        The following table presents an unaudited consolidated summary of our operating results on a quarterly basis for the years ended December 31, 2005 and December 31, 2004 (in millions of Canadian dollars except for per share amounts):

	Quarter Ended				Quarter Ended
	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Revenue	291.4	247.1	240.1	264.8	323.9	214.4	267.6	211.6
Direct profit(1)	119.5	79.2	89.2	78.3	98.0	74.7	73.3	66.0
Earnings
Earnings before undernoted (EBITDA)(1)	72.1	35.0	47.1	38.7	50.8	36.8	38.8	33.1
Earnings (loss) from operations before undernoted and discontinued operations (operating earnings)(1)	40.5	17.2	35.3	31.2	(10.4)	8.5	7.5	4.2
Net earnings (loss) before discontinued operations	24.8	12.2	10.7	23.2	9.1	18.9	7.0	(1.2)
Net earnings (loss)	24.8	12.2	10.7	23.2	9.6	18.9	3.2	(2.0)
Earnings (loss) per Common Share before discontinued operations
Basic	$0.57	$0.28	$0.25	$0.53	$0.21	$0.44	$0.16	$(0.03)
Diluted	$0.56	$0.28	$0.24	$0.52	$0.21	$0.43	$0.16	$(0.03)
Earnings (loss) per Common Share
Basic	$0.57	$0.28	$0.25	$0.53	$0.22	$0.44	$0.07	$(0.05)
Diluted	$0.56	$0.28	$0.24	$0.52	$0.22	$0.43	$0.07	$(0.05)

(1)
See note on non-GAAP measures on page 44.

        Results of operations for any period are dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. Consequently, our results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

        The CSI segment's revenues are generally highest in the first, second, and, particularly, the fourth calendar quarter. Revenues in the first and fourth calendar quarter are driven primarily by deliveries of first window CSI episodes to US and other English language broadcasters. Second calendar quarter revenues are driven by international foreign language first window sales of CSI, which generally lag US and other English language sales. The other revenue streams, including second window revenues, video/DVD and merchandising and licensing, are less seasonal but can have significant variations from period to period.

        Revenues in the Entertainment — Other segment are dependent on the timing and number of film and television programs delivered to broadcasters and do not necessarily correlate to broadcast seasons. Consequently, results of operations for this segment may fluctuate significantly from period to period.

        For Broadcasting, advertising revenue is generally highest in the fourth calendar quarter, and lowest in the third calendar quarter whereas revenue derived from subscribers to the Company's specialty television channels is earned relatively evenly throughout the year.

        A more detailed discussion of core business results follows on pages 11 to 23.

Core Business Strategy, Operating Performance and Outlook(1)

         The Company's principal business activities are Broadcasting, Entertainment and Motion Picture Distribution.

(1)
Management focuses on and measures the results of its operations based on direct profit and earnings (loss) before undernoted, as presented on the Company's consolidated statements of earnings (loss), provided by each business segment (for further discussion on the business segments refer to note 25 of the Company's consolidated financial statements). Also see non-GAAP measures on page 44.

(2)
Nielsen Media Research Mo-Su 6a-6a Average Minute Audience 08/29/05-01/01/06

(3)
Nielsen Media Research Mo-Su- 6a-6a Average Minute audience 08/29/05-01/01/06

Broadcasting

        The Company has a controlling ownership interest in and operates 13 Canadian specialty television channels. It also has a 50% interest in two Canadian French-language specialty television channels and a minority interest in three other English-language specialty television channels. Canadian specialty television channels are niche programming services, centred around a specific genre or theme, that are available to viewers only upon payment of a subscription fee to a distribution undertaking (i.e., cable, direct-to-home satellite ("DTH"), telecommunications system, or multipoint distribution system). The Company's channels are focused on two core genres — "fact and fiction" and "lifestyle" programming.

        The Company is committed to growing its broadcasting presence by focusing on four key areas: (i) strong channel brands, (ii) innovative and high quality programming, (iii) innovative and exceptional sales and marketing and (iv) selectively pursuing new ways of exploiting content.

  i.
  Continue to develop strong channel brands in-house and with leading international broadcasters.    All of the Company's channels have well-developed, recognizable brands. Some have been created by the Company (Life Network, Showcase, Showcase Action, Showcase Diva, and History Television). Others are in partnership with leading international broadcasters such as Scripps (HGTV Canada, Food Network Canada, and Fine Living Canada), National Geographic (National Geographic Canada), BBC (BBC Canada and BBC Kids), and Discovery (Discovery Health Channel). Each of these brands has been developed to be recognized in a competitive marketplace.

  ii.
  Continue to offer high quality programming to support brands and drive ratings.    The Company ensures each of its channels offers high quality programming to its viewers. This approach has driven strong growth in ratings. For the period October to December of 2005, three of the Company's established analog channels ranked in the top 10 of all Canadian analog specialty networks(2). In the same period, the Company also had five digital networks ranked in the top 10(3). Programming is sourced from leading Canadian and international producers (Trailer Park Boys, Six Feet Under, Rescue Me, Dead Like Me, Weeds, L Word) channel partners (e.g. Food Network; Iron Chef America, Unwrapped) and the Company itself (e.g. CSI: Crime Scene Investigation, CSI: Miami and the extensive library of programming rights owned by the Company).

  iii.
  Innovative and exceptional sales and marketing.    Advertising sales growth stems from an innovative and integrated sales and marketing platform and a complementary portfolio of channels, which is primarily targeted at adults aged 25-54, a lucrative and stable demographic segment.

  iv.
  Selectively pursuing new ways of exploiting content.    The Company may extend its own brands within Canada by selectively pursuing new digital channels or high definition ("HD") or VOD/SVOD versions of its existing channels. It may also acquire broadcasting assets that complement its current channel profile. The Company may also exploit content through emerging media, including mobile technologies and the internet.

        The channels earn revenue from two primary sources: money paid by advertisers who purchase advertising on the channel, and monthly fees paid by distribution undertakings based on the number of subscriptions to the channel. The Company sells advertising nation-wide through its in-house advertising sales team and retains 100% of the available advertising inventory of approximately 12 minutes per hour. Where the Company's specialty services are carried as part of the basic cable package, the subscriber fees are regulated by the CRTC.

Where the Company's specialty services are carried on a discretionary tier rates are not regulated and are negotiated directly with the signal distributors. Additionally, other Broadcasting revenues are generated from the rental of facilities and licence fees earned on the distribution of certain programming.

        The Company has signed carriage agreements for all of its digital channels which have resulted in each of them being available to almost every digital household in Canada. Our digital channels enjoy strong subscriber levels, each with between 950,000 and 1.3 million subscribers (with the exception of Fine Living Canada which was launched later than the other channels).

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

Results of Operations

        The following table presents a summary of Broadcasting operations for the three months and year ended December 31, 2005 and 2004 (in millions of Canadian dollars):

	2005	2004	$ Increase (decrease)	% Increase (decrease)
Three months ended December 31,
Revenue	84.2	72.6	11.6	16.0
Direct operating expenses	31.0	34.0	(3.0)	(8.8)

Direct profit	53.2	38.6	14.6	37.8
Operating expenses	18.0	15.7	2.3	14.6

Earnings before undernoted (EBITDA)	35.2	22.9	12.3	53.7

	2005	2004	$ Increase	% Increase
Year ended December 31,
Revenue	283.4	245.9	37.5	15.3
Direct operating expenses	124.2	113.2	11.0	9.7

Direct profit	159.2	132.7	26.5	20.0
Operating expenses	68.5	59.4	9.1	15.3

Earnings before undernoted (EBITDA)	90.7	73.3	17.4	23.7

        For comparative purposes, the following table outlines supplemental information on the Company's Broadcasting revenue that has not been shown on the consolidated statements of earnings (in millions of Canadian dollars):

	Three months ended December 31,		Year ended December 31,
Broadcasting Revenue	2005	2004	2005	2004
Analog channels
Subscriber	23.5	22.0	90.1	86.4
Advertising	46.0	40.0	146.5	124.3
Other	1.4	1.3	4.0	4.7

	70.9	63.3	240.6	215.4

Digital channels
Subscriber	10.4	7.0	33.1	24.5
Advertising	2.9	2.3	9.7	6.0

	13.3	9.3	42.8	30.5

Total Broadcasting	84.2	72.6	283.4	245.9

        For the three months ended December 31, 2005, the analog channels recorded a 12.0% growth in revenue from $63.3 million to $70.9 million. For the year ended December 31, 2005, the analog channels recorded an 11.7% growth in revenue from $215.4 million to $240.6 million. These increases were primarily the result of growth in advertising revenues, as the Company continues to be a leader in the shift of Canadian television viewers toward Specialty and Pay television channels from conventional broadcast channels. Total advertising revenues increased by 15.6% in the current quarter and 19.9% for the year ended December 31, 2005. The advertising revenue for analog channels increased by 15.0% for the quarter and by 17.9% for the year ended December 31, 2005 compared to the equivalent periods in the prior year. The growth in advertising revenue reflects strong growth in audiences, with particularly strong growth for Showcase, Food Network Canada and HGTV Canada. The growth in advertising revenue in the Company's analog channels was driven by growth in the inventory sell-out rate and by maximizing the value of the demographics the Company captures with its channels. The Company expects growth in specialty television's share of total television advertising revenue going forward. According to the Television Bureau of Canada, Canadian specialty television channels accounted for only 26% of total Canadian television advertising revenue in 2004/2005 even though the English language specialty and pay television audience share in Canada (for both Canadian services and U.S. services such as CNN and A&E) was 53% in 2004/2005 (Neilson Media).

        The contribution to revenue by the digital specialty television channels was $13.3 million for the three months ended December 31, 2005 compared to $9.3 million for the three months ended December 31, 2004, representing a 43.0% growth in revenue. For the year ended December 31, 2005, the revenue for digital specialty television channels increased by $12.3 million or 40.3% to $42.8 million. Subscriber revenue for the digital channels increased by 48.6% for the quarter and by 35.1% for the year ended December 31, 2005 compared to the equivalent periods in the prior year partially due to a retroactive adjustment payment of $2.3 million from one of the Company's distributors. Advertising revenue for the digital channels increased by 26.1% for the quarter and by 61.7% for the year ended December 31, 2005 compared to the equivalent periods in the prior year. These favourable variances are a result of an increase in the number of subscribers across all channels in which the Company holds a controlling ownership. As mentioned above, our digital channels enjoy strong subscriber levels, each with between 950,000 and 1.3 million subscribers (with the exception of Fine Living Canada which was launched later than the other channels). The Company's digital specialty television channels' advertising revenue growth was driven by volume as these newer channels continue to attract a growing number of audiences and generate a growing demand from advertisers. The Company's digital specialty television channels were launched towards the end of the September 2001 quarter. As previously noted, the Company has five digital networks ranked in the top 10.

        Total paid subscribers for the channels in which the Company holds a controlling ownership grew to 40.2 million subscribers at December 31, 2005, 10.1% over the 36.5 million subscribers at December 31, 2004.

        Broadcasting direct profit increased 37.8% for the three months ended December 31, 2005 over the three months ended December 31, 2004 as a result of increases in advertising revenues realized by the Company's analog and digital channels as well as an increase in the number of subscribers, mainly in the digital channels, as previously explained and reduced direct costs in the current quarter due to the timing of certain programming costs in the prior year. For the year ended December 31, 2005, Broadcasting direct profit increased by 20.0% over the prior year as a result of increases in advertising and subscriber revenues realized by the Company's analog and digital channels as previously explained. These revenue gains were offset by increased amortization of broadcast rights as a result of the Company's planned incremental programming investment to drive ratings, as well as increased program expenditure requirements due to revenue growth in the prior year.

        Broadcasting direct margin increased to 63.2% in the three months ended December 31, 2005 compared to 53.2% in the three months ended December 31, 2004, and increased to 56.2% for the year ended December 31, 2005 compared to 54.0% for the year ended December 31, 2004. The increase in the quarter is the result of higher revenues and lower direct operating expenses as explained earlier. The increase in the margin for the year is the result of higher revenues partially offset by the growth in direct operating expenses due, in part, to regulated program expenditure requirements, as well as the planned programming investment to drive ratings.

        Broadcasting operating expenses were higher than the prior year's quarter and the year ended December 31, 2004. Broadcasting operating expenses were $18.0 million for the quarter ended December 31, 2005 compared to $15.7 million for the three months ended December 31, 2004, and $68.5 million for the year ended December 31, 2005 compared to $59.4 million for the year ended December 31, 2004. The net change in operating expenses is related to increased advertising and promotion costs to drive ratings and ultimately drive increased advertising revenue, increased salary and benefit costs, increased signal delivery costs as well as higher regulatory fees driven primarily by revenue growth, and offset in part by small decreases in a number of other operating expenses.

        The factors noted above contributed to a 53.7% and 23.7% increase in EBITDA in the quarter and year ended December 31, 2005, respectively, compared to the same periods in the prior year.

Entertainment

        The Entertainment business co-owns and co-produces the highly successful CSI franchise. The Company also distributes the CSI franchise in all territories outside the United States. It also acquires and distributes television programs to broadcasters worldwide, video/DVD distributors, and sub-distributors throughout the world.

        Over the past five years the Company has virtually exited its capital-intensive production activities, as the international market for the type of production the Company traditionally produced has changed fundamentally. In fiscal 1999, the Company delivered over 325 hours of prime-time drama production, none of which was part of the CSI franchise. In the year ended December 31, 2005, the Company produced 72 hours of prime-time drama, all of which related to the CSI franchise.

        The Company's Entertainment business is focused on (i) maximizing the value of the CSI franchise and (ii) exploiting its library of programming rights worldwide.

  i.
  Maximize value of CSI franchise.    The CSI franchise, including CSI: Crime Scene Investigation, CSI: Miami and CSI: NY, is a 50/50 co-owned and co-produced joint venture with CBS Productions, a subsidiary of CBS Corporation. The Company receives a 50% share of worldwide profits from all CSI properties in all media formats (after payment of third party participations including residuals and royalties), in perpetuity. Key revenue sources include U.S. network first window licence fees, U.S. second window cablecast/weekday syndication, U.S. weekend syndication, international first window, international second window, worldwide home video/DVD, and worldwide merchandising and licencing.

  ii.
  Licence and re-licence international library of program rights worldwide.    The Company continues to licence its library of approximately 1,000 titles, representing approximately 5,500 hours of programming rights. These rights are typically licenced in "bulk" deals to broadcasters and sub-distributors worldwide.

        As discussed in note 28 to the Company's consolidated financial statements, in December 2003 the Company conducted an extensive review of its Entertainment operations and took decisive action to restructure the Entertainment segment. Under the restructuring plan, Entertainment materially reduced the size and scope of its production business by eliminating entire categories of production such as new prime-time drama series (with the exception of the CSI franchise), movies-of-the-week and miniseries and in-house feature films. The restructuring is complete. The total impact of the restructuring on the Company's pre-tax earnings was $226.8 million. Following the significant review that was announced in December 2003, Entertainment is now primarily an international distributor of television content with limited involvement in the creation of content, except for the CSI franchise.

        Entertainment generates revenue from the production and distribution of the CSI franchise domestically and internationally, the distribution of previously produced and acquired television programming and from the licencing of a limited amount of factual and kids programming.

        The Entertainment business comprises two reportable segments, CSI and Other.

        The Company's interest in the three CSI television series as co-producer is accounted for as a 50% jointly controlled production.

        The Company is responsible for its share of the production costs for the three CSI series, which is recorded as an increase in the Company's investment in film and television programs, and is amortized in accordance with the individual film forecast method prescribed by AICPA Statement of Position 00-2, "Accounting By Producers and Distributors of Film" ("SoP 00-2"). Other direct operating expenses include distribution expenses (prints and advertising and other direct costs), third party participation costs, including royalties and residuals, and the co-producer's share of net profits recognized by the Company arising from the three CSI series. Reimbursements of previously incurred production costs are recorded when the contractual conditions for reimbursement are met, the amount is determinable and collection is reasonably assured. The amounts are collected over a period exceeding one year and are recorded at fair value as an increase in accounts receivable, a reduction of investment in film and television programs, and direct operating expense, to the extent the investment in the related television program is reduced to nil. These reductions result in sales of the CSI series generating higher margins in future periods.

        The Company is the distributor of the CSI franchise for territories outside of the United States. These sales are recorded as revenue when the relevant revenue recognition criteria are met. The Company benefits from United States exploitation by recording its 50% interest in first window United States network license fees as revenue upon delivery, and its 50% interest in United States after sales (including second window cable sales, weekend syndication, video/DVD, merchandising & licensing), net of distribution fees, expenses and third party participation costs, including royalties and residuals, as revenue when the amounts are reported to the Company by the co-producer. The co-producer holds the distribution rights for United States after sales.

        Given the variability of timing in the recognition of revenues, costs, and reimbursements of previously incurred production costs associated with the CSI series, revenue, direct operating expenses and direct profit may vary significantly from period to period.

Results of Operations

        The following table presents a summary of Entertainment operations for the three months and year ended December 31, 2005 and 2004 (in millions of Canadian dollars):

	2005	2004	$ Increase (decrease)	% Increase (decrease)
Three months ended December 31,
Revenue	93.9	104.0	(10.1)	(9.7)
Direct operating expenses	58.1	76.3	(18.2)	(23.9)
Direct profit	35.8	27.7	8.1	29.2
Operating expenses	7.6	5.5	2.1	38.2
Earnings before undernoted (EBITDA)	28.2	22.2	6.0	27.0
Year ended December 31,
Revenue	341.5	258.7	82.8	32.0
Direct operating expenses	223.3	183.9	39.4	21.4
Direct profit	118.2	74.8	43.4	58.0
Operating expenses	24.1	24.6	(0.5)	(2.0)
Earnings before undernoted (EBITDA)	94.1	50.2	43.9	87.5

        The following table presents additional information for the Entertainment business segments for the three months and year ended December 31, 2005 and 2004 (in millions of Canadian dollars):

	CSI	Other	Total
Three months ended December 31, 2005
Revenue	82.0	11.9	93.9
Direct profit	30.0	5.8	35.8
Three months ended December 31, 2004
Revenue	93.6	10.4	104.0
Direct profit	39.5	(11.8)	27.7

	CSI	Other	Total
Year ended December 31, 2005
Revenue	288.4	53.1	341.5
Direct profit	112.2	6.0	118.2
Year ended December 31, 2004
Revenue	205.1	53.6	258.7
Direct profit	73.4	1.4	74.8

        Entertainment revenue for the quarter ended December 31, 2005 decreased by $10.1 million when compared to the prior year period. This decrease is the result of an $11.6 million decrease in CSI revenue, partially offset by an increase in Other revenue of $1.5 million. The decrease in CSI revenue is primarily due to the timing of revenue recognized on United States after sales. As described on page 15, the Company records its 50% interest in United States after sales as revenue when the amounts are reported to the Company by the co-producer. This leads to variability in revenues from quarter to quarter. The increase in Other revenue from $10.4 million for the three months ended December 31, 2004 to $11.9 million for the three months ended December 31, 2005 is the result of increased international sales from the Company's library of film and television programs.

        Entertainment revenue increased to $341.5 million for the year ended December 31, 2005 from $258.7 million for the year ended December 31, 2004. This 32.0%, or $82.8 million, increase in revenues is attributable to CSI and is offset by a slight decrease in Other revenues. The CSI franchise accounted for $83.3 million of the increase in revenue over the prior year. The increase in CSI revenue is primarily the result of the delivery of an increased number of episodes in total, which now includes the addition of CSI: NY to the franchise, as well as increased license fees and international sales. CSI:NY comprised 24 of the 72 total deliveries for the year ended December 31, 2005, compared to 10 of the 58 total deliveries for the year ended December 31, 2004. International sales for the CSI franchise increased in comparison to the prior year due to the addition of CSI: NY to the franchise and additional seasons of CSI: Crime Scene Investigation and CSI:Miami being available for sale.

        Direct profit for the quarter ended December 31, 2005 increased by $8.1 million compared to the prior year period. This increase was the result of a $17.6 million increase in Other direct profit which was partially offset by a $9.5 million decrease in CSI direct profit. The increase in Other direct profit is partly attributable to higher margins recognized on sales of the Company's library of film and television programs during the current quarter resulting from strong ultimate revenue estimates for the library. Also contributing to the improvement is lower participation costs in the period. The decrease in CSI direct profit is due to the timing of revenue recognized on United States after sales as previously explained as well as the strengthening of the Canadian dollar.

        Direct profit for the year ended December 31, 2005 increased to $118.2 million from $74.8 million in the prior year. CSI direct profit increased from $73.4 million for the year ended December 31, 2004 to $112.2 million for the year ended December 31, 2005. The increase in CSI direct profit is due to increased deliveries of CSI: NY as well as increased license fees and higher international and syndication revenue. Other direct profit increased from $1.4 million for the year ended December 31, 2004 to $6.0 million for the year ended December 31, 2005. The increase is attributable to higher margins recognized on sales of the Company's produced library of film and television programs and lower participation costs.

        Direct margin increased from 26.6% in the quarter ended December 31, 2004 to 38.1% in the current quarter. This increase in direct margin is attributable to an increase in Other direct margin which was partially offset by a decrease in CSI direct margin. The decrease in CSI direct margin is primarily due to the timing of revenue recognized on United States after sales as previously explained.

        Direct margin increased from 28.9% for the year ended December 31, 2004 to 34.6% for the year ended December 31, 2005. CSI direct margin increased from 35.8% in the year ended December 31, 2004 to 38.9% in the year ended December 31, 2005. This increase in direct margin is due to lower third party participation costs recorded during the current year. Other direct margin increased from 2.6% in the year ended December 31, 2004 to 11.3% in the current year. This increase is mainly due to strong revenue estimates which resulted in higher margins in the current year and lower participation costs.

        Entertainment operating expenses were $7.6 million and $24.1 million in the three months and year ended December 31, 2005, respectively, compared to $5.5 million and $24.6 million in the same periods in the prior year. The increase of $2.1 million for the quarter compared to the prior year's quarter is primarily the result of the timing of recognition of business taxes. The decrease of $0.5 million for the year ended December 31, 2005 is due to continued cost savings from the restructuring undertaken in December 2003 partially offset by increased business taxes.

        The factors noted above contributed to an increase of 27.0%, and a 87.5% increase in EBITDA in the quarter and year ended December 31, 2005, respectively, compared to the same periods in the prior year.

Motion Picture Distribution

        The Company's Motion Picture Distribution business, through its 51% ownership interest in Distribution LP, is a leading distributor of motion pictures in Canada, with a strong and growing presence in the United Kingdom through its wholly-owned subsidiary Momentum and in Spain through the acquisition of Aurum. The Motion Picture Distribution business comprises four reportable segments: Domestic Distribution, Momentum, Aurum and Cinemas. (see note 25 of the consolidated financial statements).

        Distribution LP generates revenue from the theatrical distribution of motion pictures, the licencing of rights to conventional and specialty broadcasters, the sale of videos and DVDs, and from the exhibition of motion pictures through its cinemas.

        Distribution LP is a leading distributor of motion pictures in Canada. Over each of the past five years Distribution LP has released an average of 81 theatrical motion pictures and 186 DVD titles in Canada. Distribution LP has exclusive Canadian distribution arrangements with New Line Cinema, The Weinstein Company, Focus Features, Dimension Films, Miramax Films, IFC Films and Remstar.

        Management believes Distribution LP is the only independent distributor operating in three key territories (Canada, U.K., and Spain) that can collectively represent up to 18% of the global box office. This platform provides it with enhanced access to high quality content, economies of scale with respect to theatrical print and video/DVD duplication costs, as well as spreading fixed costs over a broader base. Distribution LP's strategy is to (i) maintain a leading market position in Canada, (ii) grow its U.K. and Spanish operations and opportunistically expand in certain selected territories, and (iii) leverage its large library of titles.

  i.
  Maintain a leading position in Canada.    During 2005, Distribution LP had theatrical market share of approximately 15%. Distribution LP's strong Canadian market share and consistently strong performance has resulted in excellent relationships with local exhibitors, retailers, wholesalers and broadcasters making it an attractive distributor for independent U.S. studios and other producers seeking access to the Canadian market.

  ii.
  Generate profitable international growth.    Distribution LP intends to grow its U.K. and Spanish operations, which each had theatrical market shares of approximately 2% in 2005. In both of these regions, the film distribution industry possesses strong fundamentals including growing demand in the theatrical and home entertainment windows especially driven by DVD penetration. In addition, Distribution LP has identified Germany and France as two territories for possible future expansion. Both markets are fragmented and, like Canada, U.K. and Spain, have strong demand for motion pictures produced in North America.

  iii.
  Exploit library.    Distribution LP has a library of approximately 5,000 titles, which is licenced to consumers on video/DVD, and to broadcasters (conventional, cable, VOD, SVOD) who have strong demand for motion picture content. Distribution LP typically holds the rights for up to 22 years.

        Domestic Distribution obtains distribution rights for motion pictures primarily through its aforementioned output agreements with New Line Cinema, The Weinstein Company, Focus Features and Miramax Films, four of the leading U.S. based independent studios, as well as from smaller independent producers and distributors based in the United States, Canada and around the world. In Europe, Momentum and Aurum primarily acquire theatrical, home entertainment and television distribution rights for motion pictures one motion picture at a time and, on occasion, have entered into multi-jurisdictional agreements. Distribution LP typically distributes motion pictures for theatrical exhibition, for home entertainment, television viewing and ancillary markets. Distribution LP also holds a 51% interest in Alliance Atlantis Cinemas ("Cinemas"), a partnership with Cineplex Entertainment LP that currently operates three movie cinemas in Toronto. During the year ended December 31, 2005, Distribution LP and its cinemas business partner closed one and sold two of the cinemas formerly owned and operated by the partnership.

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

        In May, 2004, a subsidiary of Distribution LP completed the acquisition of Spanish film distributor Aurum for cash consideration of $55.2 million including $1.8 million in cash expenses. The purchase price was funded through increased borrowing under Distribution LP's credit facility and the issuance of Class A Ordinary Limited Partnership Units ("Ordinary LP Units"). Distribution LP entered into an amended and restated credit agreement with its lenders to increase the authorized borrowing amount under its credit facility from $100.0 million to $125.0 million. The Fund completed a private placement of 1,436,000 Units from treasury at

$10.45 per unit, through a syndicate of agents. The Fund applied the gross proceeds of the private placement to acquire Ordinary LP Units of Distribution LP. The Company exercised its preemptive rights and in doing so maintained its 51% interest in Distribution LP, by acquiring 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of $30.6 million from the offering of Ordinary LP Units. Aurum is an independent film distributor in Spain.

        Distribution LP is pursuing resolution of certain matters relating to the acquisition of Aurum and potential recovery of certain amounts. The amount of recovery, if any, cannot be determined at this time but may be material. Any recovery will, in addition to contributing cash to Distribution LP, result in a change in the purchase price allocation that will principally go to reduce goodwill. Should the recovery be materially less than Distribution LP anticipates, an impairment of goodwill associated with the acquisition may be required. An arbitration procedure under the rules of the London Court of International Arbitration has been initiated pursuant to the terms of the agreement of purchase and sale. Distribution LP expects to have a determination from the arbitration during 2006.

        The Company continues to consolidate the operations of Distribution LP into its results. Net earnings and earnings per share are both reduced by amounts accrued to the 49.0% interest from the date of completion of the sale. Although an authorized credit facility, including a $50.0 million term loan, a $25.0 million revolving credit facility, and a $50.0 million revolving term credit facility, that has been secured by Distribution LP is non-recourse to the Company, the portion, if any, of the facility that has been drawn is included in the Company's reported consolidated total indebtedness. The Company's future cash flows will be impacted by the expected monthly distributions to holders of Distribution LP Units.

Results of Operations

        The following table presents a summary of Motion Picture Distribution operations for the three months and year ended December 31, 2005 and 2004 (in millions of Canadian dollars):

	2005	2004	$ Increase (decrease)	% Increase (decrease)
Three months ended December 31,
Revenue	113.2	147.2	(34.0)	(23.1)
Direct operating expenses	82.8	115.6	(32.8)	(28.4)

Direct profit	30.4	31.6	(1.2)	(3.8)
Operating expenses	10.5	11.5	(1.0)	(8.7)

Earnings before undernoted (EBITDA)	19.9	20.1	(0.2)	(1.0)

Year ended December 31,
Revenue	418.1	512.1	(94.0)	(18.4)
Direct operating expenses	329.7	408.4	(78.7)	(19.3)

Direct profit	88.4	103.7	(15.3)	(14.8)
Operating expenses	42.4	30.8	11.6	37.7

Earnings before undernoted (EBITDA)	46.0	72.9	(26.9)	(36.9)

        The following table outlines further information on Motion Picture Distribution's revenue, direct profit, and earnings (loss) before undernoted that has not been shown on the consolidated statements of earnings (in millions of Canadian dollars):

	Domestic Distribution	Momentum	Aurum	Cinemas	Total
Three months ended December 31, 2005
Revenue	62.1	35.9	12.9	2.3	113.2
Direct profit	14.2	13.9	2.0	0.3	30.4
Earnings before undernoted (EBITDA)	7.6	12.2	—	0.1	19.9
Three months ended December 31, 2004
Revenue	85.4	28.0	30.0	3.8	147.2
Direct profit	21.9	7.8	1.6	0.3	31.6
Earnings (loss) before undernoted (EBITDA)	13.7	6.5	(0.4)	0.3	20.1

	Domestic Distribution	Momentum	Aurum	Cinemas	Total
Year ended December 31, 2005
Revenue	271.4	93.7	41.4	11.6	418.1
Direct profit	57.0	22.9	7.1	1.4	88.4
Earnings before undernoted (EBITDA)	27.4	16.9	1.0	0.7	46.0
Year ended December 31, 2004
Revenue	341.8	92.4	62.9	15.0	512.1
Direct profit	79.4	15.5	6.2	2.6	103.7
Earnings before undernoted (EBITDA)	58.6	9.8	2.5	2.0	72.9

        The following table outlines further information on Motion Picture Distribution's revenue that has not been shown on the consolidated statements of earnings (in millions of Canadian dollars)(1).

(1)
Management does not focus on direct profit or EBITDA using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, video/DVD and television distribution channels.

	Theatrical	Video/DVD	Television	Total
Three months ended December 31, 2005
Domestic Distribution	10.1	37.7	14.3	62.1
Momentum Pictures	3.4	26.7	5.8	35.9
Aurum	1.6	9.6	1.7	12.9
Cinemas	2.3	—	—	2.3

	17.4	74.0	21.8	113.2

Three months ended December 31, 2004
Domestic Distribution	14.1	55.5	15.8	85.4
Momentum Pictures	0.4	25.2	2.4	28.0
Aurum	3.0	25.8	1.2	30.0
Cinemas	3.8	—	—	3.8

	21.3	106.5	19.4	147.2

	Theatrical	Video/DVD	Television	Total
Year ended December 31, 2005
Domestic Distribution	56.8	157.2	57.4	271.4
Momentum Pictures	9.7	66.7	17.3	93.7
Aurum	7.5	18.5	15.4	41.4
Cinemas	11.6	—	—	11.6

	85.6	242.4	90.1	418.1

Year ended December 31, 2004
Domestic Distribution	72.1	213.3	56.4	341.8
Momentum Pictures	12.8	71.0	8.6	92.4
Aurum	7.9	48.1	6.9	62.9
Cinemas	15.0	—	—	15.0

	107.8	332.4	71.9	512.1

        Revenue for the three months ended December 31, 2005 decreased $34.0 million, or 23.1% to $113.2 million due to decreases in Domestic Distribution and Aurum partially offset by an increase in Momentum in the quarter. Revenue was $418.1 million for the year ended December 31, 2005 compared with $512.1 million for the year ended December 31, 2004, representing a decrease of $94.0 million or 18.4%. Revenue decreased in Domestic Distribution and Aurum and was partially offset by a slight increase in Momentum.

        Domestic Distribution's revenue for the three months ended December 31, 2005 decreased $23.3 million to $62.1 million. This decrease in revenue is attributable to declines in all media. Theatrical revenue declined by $4.0 million primarily due to a stronger Christmas slate in 2004 which included After the Sunset, Blade: Trinity and Shall we Dance? Other current quarter theatrical releases included Derailed, A History of Violence and Just Friends. Video/DVD revenue decreased $17.8 million largely due to the absence of a video/DVD release of Lord of the Rings. Video/DVD revenues in the fourth quarter benefited from the sales of The Brothers Grimm, Unleashed, Sin City and Trailer Park Boys Christmas Special. Television revenue was comparable to the prior year with a slight decrease of $1.5 million.

        Domestic Distribution's revenue for the year ended December 31, 2005 decreased $70.4 million or 20.6% to $271.4 million from the prior year. The decrease in revenue is due to decreases in theatrical and video/DVD revenue partially offset by an increase in television revenues. Theatrically, Domestic Distribution had a solid performance in 2005 with the summer hit Wedding Crashers, Frank Miller's Sin City, Monster-in-Law and Aurore which was the number two theatrical hit in Quebec for the year. The theatrical slate in 2005, however, was up against stronger comparatives in 2004, which included the last installment of Lord of the Rings: The Return of the King, The Notebook and Fahrenheit 9/11, leading to an overall decline of $15.3 million. Video/DVD revenue decreased $56.1 million largely due to the absence of a video/DVD release of Lord of the Rings in 2005. The video/DVD slate for 2005 included Frank Miller's Sin City, The Notebook, Blade: Trinity, Monster-in-law and Shall we Dance? Television revenue increased slightly by $1.0 million.

        Momentum's revenue for the three months ended December 31, 2005 increased $7.9 million or 28.2% to $35.9 million as a result of increases in all media. Theatrically, Momentum released three notable titles in the quarter, Lord of War, Broken Flowers and Where the Truth Lies compared to only one notable title in the prior year's quarter leading to an increase of $3.0 million. Video/DVD revenue increased $1.5 million due to the continued sales on Creature Comforts and Yogalates. Television revenue increased $3.4 million from the prior year's quarter and can be attributed to strong sales of Vera Drake, Equilibrium, Downfall and Wicker Park.

        Revenue for Momentum increased $1.3 million or 1.4% to $93.7 million for the year ended December 31, 2005. The increase is due to an increase in television revenues partially offset by declines in theatrical and video/DVD revenue. Theatrical revenue decreased by $3.1 million as the current year's slate which included Racing Stripes, Vera Drake, Downfall, Lord of War and Broken Flowers was up against stronger comparatives from 2004 which included Lost in Translation and Eternal Sunshine of the Spotless Mind. Video/DVD revenue was also impacted by the stronger 2004 comparatives of Lost in Translation, Eternal Sunshine of the Spotless Mind and Football Factory leading to a decline of $4.3 million. The current year's video/DVD slate included Racing Stripes, Creature Comforts and Downfall. Television revenue increased $8.7 million due to strong television sales to broadcasters including Eternal Sunshine of the Spotless Mind, Vera Drake and Wicker Park.

        Aurum's revenue decreased $17.1 million or 57.0% to $12.9 million from the prior year's quarter largely as a result of the decline in video/DVD revenue. The decline of $1.4 million in theatrical revenue reflects the delay of a few theatrical titles to 2006. The decline of $16.2 million in video/DVD revenue reflects the strong 2004 comparatives with Lord of the Rings: The Return of the King and The Passion of Christ. The current quarter's slate includes a strong contribution from Valiant. Television revenue saw a slight increase of $0.5 million.

        Aurum's revenues decreased $21.5 million or 34.2% to $41.4 million from the prior year's period from May 2004 to December 2004. The decrease in revenue can be attributed to declines in theatrical and video/DVD revenue partly offset by an increase in television revenue. Theatrical revenues declined $0.4 million from the prior year as a result of the slow theatrical release pattern in 2005 and the delay of some titles to 2006 including Domino, Prime and Just Friends. The current year's theatrical slate included Valiant, Sound of Thunder and The Dark. Although Valiant video/DVD sales were strong in 2005, the comparatives for 2004 were much stronger with a video/DVD release of Lord of the Rings: The Return of the King. This led to an overall decline in video/DVD revenue of $29.6 million. Television revenues increased $8.5 million from the prior year's period with strong sales of My Big Fat Greek Wedding, Boat Trip and The Passion of Christ.

        Revenue for Cinemas decreased $1.5 million to $2.3 million compared to $3.8 million in the prior year's quarter. The decrease reflects the reduced number of operating theatres as a result of the sale of two theatres during the year.

        Revenue for Cinemas decreased $3.4 million or 22.7% to $11.6 million from the prior year. The decrease primarily reflects the closure of one and the sale of two theatres during the year.

        Direct profit for the three months ended December 31, 2005 decreased $1.2 million, or 3.8% to $30.4 million. Direct profit for the year ended December 31, 2005 decreased $15.3 million or 14.8% to $88.4 million.

        Direct profit for Domestic Distribution for the three months ended December 31, 2005 decreased by $7.7 million to $14.2 million reflecting a direct margin of 22.9% in the current quarter compared to a 25.6% margin in the prior year's quarter. The decrease can be attributed to the lower revenues as previously discussed.

        Direct profit for Domestic Distribution decreased $22.4 million or 28.2% to $57.0 million for the year ended December 31, 2005 reflecting a direct margin of 21.0% compared to 23.2% in the prior year. The decline in direct profit reflects the lower revenues as previously noted and the less than expected performances of a few theatrical titles in Domestic Distribution's current year release slate including Cursed, Son of the Mask, Underclassman, The Man and The Great Raid.

        Momentum's direct profit increased by $6.1 million to $13.9 million for the three months ended December 31, 2005 reflecting a direct margin of 38.7% compared to 27.9% in the prior year's quarter. The increase is primarily due to the $3.0 million one time benefit from a settlement with a supplier, increased revenues as previously noted and the increased weighting of video/DVD and television revenues which have higher margins.

        Direct profit for Momentum for the year ended December 31, 2005 increased $7.4 million or 47.7% to $22.9 million reflecting a direct margin of 24.4% compared to 16.8% in the prior year. The margin improvement can primarily be attributed to the $3.0 million one time benefit from a settlement with a supplier and higher revenues as previously noted combined with the higher weighting of television and video/DVD revenue. Television and video/DVD margins tend to be higher than theatrical margins as there are fewer marketing costs associated with television and video/DVD sales.

        Direct profit for Aurum increased $0.4 million in the current quarter to $2.0 million as compared to $1.6 million in the prior year's quarter. Direct margin was 15.5% as compared to 5.3% in the prior year's quarter. The increase is largely due to the higher weighting on television product.

        Direct profit for Aurum increased $0.9 million or 14.5% to $7.1 million for the year ended December 31, 2005 reflecting a direct margin of 17.1% compared to 9.9% in the prior year. The increase in direct profit is largely due to the mix in product in the current year's slate which was heavily weighted towards increased television product with higher margins. In addition the video/DVD margins have started to reflect the improved margins as a result of a new video and DVD sub-distribution agreement and the new agreements for DVD replication, film prints and media buying.

        Operating expenses decreased by $1.0 million to $10.5 million for the three months ended December 31, 2005 compared to $11.5 million for the three months ended December 31, 2004. The decrease is a result of a decrease in Domestic Distribution. Operating expenses increased to $42.4 million for the year ended December 31, 2005 compared to $30.8 million for the prior year. The increase is due to increases in each of Domestic Distribution, Momentum and Aurum. As Aurum was acquired in May 2004, the length of the periods being analyzed is not comparable.

        The decrease in Domestic Distribution's operating expenses of $1.6 million for the three months ended December 31, 2005 is primarily due to a decrease in the LTIP Plan offset by an increase in employee costs relating to the Capital Pool Plan, the Equity Pool Plan and the Consideration Pool Plan (refer to note 13 of the Company's consolidated financial statements for further details of Distribution LP's compensation plans). The increase for the year in Domestic Distribution's operating expenses of $8.8 million is primarily due to the increase in employee costs relating to the Capital Pool Plan, the Equity Pool Plan and the Consideration Pool Plan offset by a decrease in the LTIP plan. The prior year includes $0.2 million of costs relating to these compensation plans. Also included in operating expenses are due diligence costs relating to an unsuccessful acquisition, as well as an increase related to professional fees and increased employee costs.

        The increase in the year of $2.4 million in Aurum's operating expenses is primarily related to the difference in lengths of the periods being compared. In addition, the increase can be attributed to higher professional fees and the closure of the international sales department which led to increased severance costs.

        The factors noted above contributed to decreases of 1.0% and 36.9% in EBITDA in the three months and year ended December 31, 2005, respectively, compared to the same periods in the prior year.

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

        Operating expenses in Corporate and Other were $11.3 million and $38.3 million in the three months and year ended December 31, 2005, respectively, compared to $14.5 million and $37.7 million in the same periods in the prior year. The decrease in the quarter is mostly related to a decrease in stock based compensation costs related to lower Performance Share Appreciation Plan costs. The increase for the year is primarily related to increases in professional fees, some of which is related to management's review and assessment of internal controls as required under Sarbanes Oxley and Bill C-198, audit services and a retirement allowance offset in large part by lower stock based compensation costs.

Other Statement of Earnings Items

        Amortization    Amortization includes amortization of property and equipment, amortization of other assets and development costs charges. Amortization was $8.0 million for the quarter ended December 31, 2005 compared to $4.8 million for the quarter ended December 31, 2004, representing an increase of $3.2 million. For the year ended December 31, 2005, amortization decreased by $3.3 million to $18.0 million. The increase in the quarter ended December 31, 2005 is due to impairment charges related to certain broadcast intangible assets totaling $5.0 million. The decrease over the prior year is mainly due to a reduction of development costs charges as a result of the restructuring of our Entertainment operations in December 2003. For the year ended December 31, 2005, development costs charges were $1.2 million, compared to $4.4 million in the prior year. Also contributing to the decrease is the prior year including additional amortization of costs related to certain broadcast intangibles, which are now fully amortized.

        Interest    Interest expense decreased $2.6 million to $9.3 million for the three months ended December 31, 2005 compared to $11.9 million for the three months ended December 31, 2004. For the year ended December 31, 2005 interest expense decreased $31.9 million to $26.3 million compared to $58.2 million for the year ended December 31, 2004.

        The decrease in interest expense for both the three months and year ended December 31, 2005 is primarily the result of the comprehensive debt refinancing undertaken by the Company in December 2004 and lower net indebtedness. Lower interest costs were driven by lower average interest rates due to the replacement of the Company's 13% U.S. dollar Senior Subordinated Notes. Also, interest income increased, reducing net interest expense, as a result of interest recognized with respect to long-term receivables held by the Company. The Company's average cost of borrowing in the quarter was 6.1% as compared to 10.4% in the prior year's quarter. As explained above, interest expense decreased in the quarter, however, this decline is offset in part by interest incurred relating to the settlement of various government tax audits during the quarter. The Company's average cost of borrowing during the year was 5.2% as compared to 11.1% in the prior year.

        Net indebtedness (indebtedness less cash and cash equivalents) decreased from $428.6 million at December 31, 2004 to $331.9 million at December 31, 2005, a decrease of $96.7 million. The decrease results from improvements in the Company's operating cash flow, driven by operational improvements and interest savings from the refinancing of substantially all of its existing credit facilities in December 2004. Also, a portion of the reduction in net indebtedness relates to the impact of the strengthening Canadian dollar relative to the U.S. dollar on the Company's U.S. dollar denominated debt.

        Equity Losses in Affiliates    Equity losses in affiliates for the quarter ended December 31, 2005 was $2.8 million compared to nil for the quarter ended December 31, 2004. For the year ended December 31, 2005, equity losses was $2.7 million compared to the prior year equity losses of $0.1 million. The current quarter loss relates to the recognition of the cumulative equity losses of one of the digital specialty channels in which the Company is able to exert significant influence. Equity earnings and losses in affiliates include the Company's share of earnings and losses from its investments in digital specialty television channels, One: The Body, Mind and Spirit Channel and Scream.

        Minority Interest    Minority interest primarily represents the 49% interest of Movie Distribution Income Fund in the earnings of Distribution LP. For the three months ended December 31, 2005 minority interest was $12.3 million, compared to $8.4 million in the prior year. Minority interest for the year ended December 31, 2005 was $22.5 million, compared to $34.0 million in the prior year. The change from the prior year reflects the change in net income for Distribution LP in the quarter and year.

        Unusual Items    Unusual items were ($0.8) million for the quarter and year ended December 31, 2005, compared to $36.1 million for the quarter and year ended December 31, 2004. The recovery recorded in the current year pertains to a reversal of an accrual for employee costs related to the Entertainment restructuring plan undertaken in December 2003. (refer to note 11 of the Company's consolidated financial statements). Unusual items from the prior year include a $12.1 million write down of deferred financing costs associated with the previous revolving credit facility and senior subordinated notes as the Company refinanced its existing credit facilities on December 20, 2004, as well as a $24.0 million redemption premium related to the senior subordinated notes.

        Income Taxes    The income tax provision for the three months ended December 31, 2005 increased by $17.1 million to $15.2 million compared to the three months ended December 31, 2004. For the year ended December 31, 2005, income tax provision increased $48.5 million to $49.1 million compared to $0.6 million in the prior year. This increase for the quarter and year reflects the impact of higher taxable earnings, the mix of earnings between different tax jurisdictions, not currently tax affecting certain losses, and a reversal of certain valuation allowances in the prior year's quarter relating to losses where benefits were not previously recognized.

        Earnings (Loss) From Operations Before Undernoted And Discontinued Operations (Operating Earnings (Loss)) Operating earnings for the three months ended December 31, 2005 were $40.5 million compared to an operating loss of $10.4 million for the three months ended December 31, 2004. The higher earnings, somewhat offset by a higher effective tax rate this year resulted in net operating earnings for the three months ended December 31, 2005 of $24.9 million, compared to a net operating loss of $2.9 million in the three months ended December 31,

2004. The higher effective tax rate was due to mix of earnings between different tax jurisdictions, not currently tax affecting certain losses and a reversal of certain valuation allowances in the prior year's quarter relating to losses where benefits were not previously recognized.

        On a per share diluted basis, net operating earnings was $0.56 for the three months ended December 31, 2005 compared to net operating loss per share of $0.07 in the comparable period in the prior year.

        Operating earnings for the year ended December 31, 2005 was $124.2 million compared to operating earnings of $9.8 million for the year ended December 31, 2004. Higher earnings, somewhat offset by a higher effective tax rate this year resulted in net operating earnings for the year ended December 31, 2005 of $76.4 million, compared to net operating earnings of $16.8 million in the prior year.

        On a per share diluted basis, net operating earnings was $1.73 for the year ended December 31, 2005 compared to net operating earnings per share of $0.39 in prior year.

        Investment Losses (Gains)    Investment gain for the quarter ended December 31, 2005 was $0.5 million compared to $1.8 million in the prior year's quarter. The gain in the current quarter is primarily due to a $0.6 million gain recognized on the sale of one of the Company's investments and is offset by impairment charges on certain investments carried at cost.

        For the year ended December 31, 2005, investment loss totaled $0.2 million compared to an investment gain in the prior year of $2.4 million. The loss in the year is due to a gain on sale of the Company's investment in Cineplex Galaxy Income Fund of $0.9 million in addition to the gain previously mentioned, more than offset by pre-tax impairment charges of $1.7 million on certain investments carried at cost. The prior year gain relates primarily to a mark to market adjustment on one of the Company's investments, partially offset by a loss recorded as a result of a settlement with respect to warrants the Company held.

        (Gain) Loss on Disposal of Assets    Gain on disposal of assets for the quarter and year ended December 31, 2005 was $0.4 million and $4.1 million, respectively, compared to nil and a loss of $0.2 million for the prior year's quarter and year ended December 31, 2004, respectively. During the current year, Distribution LP and its partner sold two of the cinemas held by the Alliance Atlantis Cinemas partnership. A gain of $4.1 million was recognized on the sale of two Cinemas, before deducting the share for minority interest. The sales generated cash proceeds of $5.9 million, net of closing costs and before deducting the share for minority interest, on assets with carrying values of $0.4 million and intangible assets with carrying values of $1.4 million. The prior year amount relates to small impairment losses on assets.

        Foreign Exchange Losses (Gains)    Foreign exchange losses for the three months ended December 31, 2005 were $1.4 million compared to gains of $15.8 million in the prior year's quarter. Foreign exchange losses for the year ended December 31, 2005 were $8.1 million compared to gains of $22.4 million in the prior year. The losses for the year are primarily unrealized and are related to the long-term investment in foreign operations held by the Company's Motion Picture Distribution business, and are somewhat offset by unrealized gains as a result of the unhedged portion on the Company's long-term U.S. dollar denominated debt.

        Net Earnings    The net earnings for the three months ended December 31, 2005 was $24.8 million compared to net earnings of $9.6 million for the three months ended December 31, 2004. On a basic and diluted basis, net earnings per share were $0.57 and $0.56, respectively for the three months ended December 31, 2005, compared to basic and diluted net earnings per share of $0.22 for the three months ended December 31, 2004.

        The net earnings for the year ended December 31, 2005 was $70.9 million compared to net earnings of $29.7 million for the prior year. On a basic and diluted basis, net earnings per share were $1.63 and $1.61, respectively, for the year ended December 31, 2005, compared to basic and diluted net earnings per share of $0.69 and $0.68, respectively, for the prior year.

Liquidity and Capital Resources

Current and Short Term Liquidity

        The nature of our business is such that significant expenditures are required to produce, acquire and promote television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. As well, launching digital television channels and other initiatives may be capital intensive. This also results in significant working capital requirements. The Company has historically financed its working capital requirements through a combination of cash flow from operations, the use of revolving credit facilities, and the issuance of debt.

        Working capital, comprising cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and deferred revenue, net of the revolving credit facility and the current portion of term loans, was a deficiency of $218.9 million at December 31, 2005 compared to a deficiency of $209.2 million at December 31, 2004, representing a decline of $9.7 million. The most significant contributor to the decline in the Company's working capital was the increase in Distribution LP's revolving credit facility.

        The Company's operating cash flow (see note on non-GAAP measures on page 44 for the definition and calculation of operating cash flow) for the three months ended December 31, 2005 was an inflow of $39.7 million compared to an inflow of $5.9 million for the three months ended December 31, 2004, representing an increase of $33.8 million. Operating cash flow for the year ended December 31, 2005 was an inflow of $122.1 million compared to an inflow of $36.6 million in the prior year, representing an increase of $85.5 million. The increases for the three months and year ended December 31, 2005 are due primarily to increases in operating earnings, as well as the utilization of tax loss carryforwards available to the Company.

        The Company's free cash flow (see note on non-GAAP measures on page 44 for the definition and calculation of free cash flow) for the three months ended December 31, 2005 was an inflow of $63.6 million compared to an inflow of $32.7 million for the three months ended December 31, 2004, representing an improvement of $30.9 million. Free cash flow for the year ended December 31, 2005 was an inflow of $120.1 million compared to an outflow of $23.1 million, representing an improvement of $143.2 million. The quarter and year ended December 31, 2005 were positively affected by the increase in operating earnings and proceeds from the sale of assets and investments held by the Company. The year was also positively impacted by a decrease in investing activities due to the prior year including the acquisition of Aurum as well as the improvement of non-cash operating balances, mainly due to increased accounts receivable balances in the prior year, partially offset by lower accounts payable balances in the current year caused by the repayment of production financing arrangements, program related payables, long term compensation plan payouts, and the exit of certain production business.

        As previously mentioned, the Company's net debt, which comprises the revolving credit facility and term loans, net of cash and cash equivalents, decreased over the prior year by $96.7 million, from $428.6 million at December 31, 2004 to $331.9 million at December 31, 2005, primarily as a result of improvements to free cash flow, driven by the strength of operating earnings, interest savings from the refinancing of substantially all of its existing credit facilities in December 2004, as well as the impact of the strength of the Canadian dollar on the U.S. dollar denominated debt. The Company expects to continue to generate free cash flows from its three principal businesses. Having established target debt levels for the business, the Company is focused on monitoring and maintaining an appropriate and flexible capital structure and will use free cash flow accordingly.

        Net debt, excluding the non-recourse net debt of Distribution LP, decreased from $417.3 million at December 31, 2004, to $290.6 million at December 31, 2005, a decrease of $126.7 million.

        Commitments    The Company has entered into various contracts which result in future cash flow commitments related to programming purchases, operating leases, certain broadcast intangible assets, production financing and term loans. The following table details the cash flow commitments over the next five years and thereafter related to these obligations. The Company plans to fund these commitments through cash flow from operations; however, any temporary deficiencies in this cash flow will be funded by the Company's revolving credit facility (in millions of Canadian dollars).

	2006	2007	2008	2009	2010	Thereafter	Total
Term loans principal*	65.9	14.8	26.5	34.3	2.8	265.2	409.5
Interest on term loans*	24.3	20.3	19.1	17.3	16.3	8.1	105.4
Broadcast and distribution rights(1)	181.4	123.3	81.6	7.7	8.1	—	402.1
Operating leases(2)	12.3	10.0	9.7	9.1	9.2	69.9	120.2
Production financing arrangements*	1.4	—	—	—	—	—	1.4
Broadcast intangibles acquisition liabilities	4.1	2.7	2.0	1.6	1.6	—	12.0
Consulting contracts(3)	0.8	0.8	0.8	—	—	—	2.4

Total contractual obligations	290.2	171.9	139.7	70.0	38.0	343.2	1,053.0

*
Based on a U.S. foreign exchange rate of $1.163 consistent with the rate as at December 31, 2005. Interest calculated based on an interest rate of approximately 6%.

(1)
At December 31, 2005, in the normal course of business, the Company was committed under various agreements for the right to broadcast or distribute certain films and television programs in the future. Management estimates that these agreements will result in future program and film expenditures of $402.1 million, which are not reflected on the balance sheet.

(2)
The Company is committed with respect to operating leases for office premises and equipment for the next 13 years, which are not reflected on the balance sheet.

(3)
During the nine-month period ended December 31, 2003, the Company entered into an arrangement with two former senior officers for them to provide consulting services to the Company for a five-year period ending December 31, 2008, for fixed annual fees of $0.8 million plus certain contingent bonuses based upon achievement of certain cash flow targets related to certain television series. The total of the fees and bonuses for the five-year period will be in the range of $4.0 million to $15.5 million. During the year ended December 31, 2005, $2.3 million was paid to the two former senior officers under this arrangement (refer to note 27 to the Company's consolidated financial statements).

Capital Resources

        In December 2004, the Company completed a refinancing of substantially all of its existing credit facilities. The existing revolving credit facility and senior subordinated notes were replaced by new secured credit facilities consisting of a five-year $175.0 million revolving credit facility, a five-year US$108.6 million term loan A credit facility, and a seven-year US$250.0 million term loan B credit facility. On December 21, 2005 the Company amended the existing credit facility agreement. Term Loan B was replaced by Term Loan C. The amendment allows for greater flexibility regarding the use of the Company's available funds and reduced the interest rate margin by 25 basis points.

        Revolving Credit Facility    At December 31, 2005 the revolving credit facility provided up to $175.0 million in available committed credit bearing interest at the Banker's Acceptance or LIBOR rate plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus a margin of up to 75 basis points. At December 31, 2005 no amounts were drawn on this facility. As at December 31, 2005 unused credit facilities aggregating $147.8 million were available under the facility, net of outstanding letters of credit.

        The Distribution LP revolving credit facility provides up to $25.0 million in borrowings bearing interest at either the Canadian prime rate and the U.S. base rate plus a margin of 100 to 200 basis points or the Bankers' Acceptance rate and the LIBOR rate plus a margin of 200 to 300 basis points. The facility is a 364-day facility that can be extended for a further 364 days upon request and upon consent of lenders holding at least two-thirds of the revolving credit facility commitment. During 2005, the facility was extended for a further 364 days with a maturity date of October 9, 2006.

        The Distribution LP revolving term credit facility provides up to $50.0 million in borrowings bearing interest at either the Canadian prime rate and the U.S. base rate plus a margin of 200 to 300 basis points or the Bankers' Acceptance rate and the LIBOR rate plus a margin of 300 to 400 basis points. The revolving term credit facility matures on October 15, 2006.

        The Distribution LP revolving term credit facility was established in May 2004 through an amended and restated credit agreement that authorized $25.0 million in new credit and transferred $25.0 million of the original term loan facility to the new revolving term credit facility. Distribution LP incurred banking fees of $1.0 million as a result of the restructuring of the facilities, which have been deferred and are being amortized.

        At December 31, 2005, none of Distribution LP's revolving credit facility and $33.0 million of the revolving term credit facility has been drawn and Distribution LP had unused credit facilities aggregating $42.0 million.

        Term Loans    Term loans include the Company's five-year US$63.6 million (December 31, 2004 — US$108.6 million) term loan A credit facility and seven-year US$240.1 million term loan C credit facility (formerly term loan B (December 31, 2004 — US$250.0 million)). Term loans also include various industry loans, obligations under capital lease and a non-revolving term facility held by Distribution LP.

        Advances under the five-year US$63.6 million term loan A credit facility bear interest at the Banker's Acceptance or LIBOR rate plus a margin ranging from 75 to 175 basis points. Advances under the seven-year US$240.1 million term loan C credit facility bear interest at the Banker's Acceptance or LIBOR rate plus a margin of 150 basis points. The principal amount of all advances under the term loan A and term loan C credit facilities are being repaid in 19 and 27 consecutive quarterly installments, respectively, which commenced June 30, 2005.

        On April 22, 2005 and July 28, 2005, the Company made voluntary repayments on both the term Loan A and C Credit Facilities totaling US$43.9 million and US$8.1 million, respectively.

        At December 31, 2005, the entire $50.0 million non-revolving term facility held by Distribution LP was drawn. The Distribution LP term loan bears interest at either the Canadian prime rate and the U.S. base rate plus a margin of 200 to 300 basis points or the Banker's Acceptance rate and the LIBOR rate plus a margin of 300 to 400 basis points. The term loan matures on October 15, 2006.

        Senior Subordinated Notes    The Company had US$300.0 million senior subordinated notes that were to mature December 15, 2009. At any time after December 15, 2004 the Company could redeem all or a portion of the notes at specific redemption prices plus accrued interest to the date of the redemption. In December 2004, as part of the Company's comprehensive refinancing, the senior subordinated notes were repaid.

        Capital Expenditures As at December 31, 2005 the Company had no material firm capital expenditure commitments. The Company's capital expenditure budget for Fiscal 2006 will be funded primarily from cash flow from operations.

Long Term Liquidity

        Since the first quarter of fiscal 2002, the Company reduced its net debt, defined as the Company's revolving credit facility, senior subordinated notes and term loans, net of cash, from a peak of $729.7 million to $331.9 million on December 31, 2005. In order to establish more cost effective and appropriate financing, the Company successfully completed a refinancing of substantially all of its existing credit facilities in December 2004 with further modification in December 2005, as outlined above. As a result, significant interest expense savings were realized in the current year and are expected to continue in the future.

        Management believes that the availability of the current revolving credit facilities, term loans, capital base and earnings from operations will be sufficient to fund the Company's operations and commitments for the foreseeable future, although there can be no assurance in this regard.

Capital Structure

        In an effort to maximize shareholder value, and to determine appropriate uses of free cash flow, during 2005 the Company reviewed its capital structure. Following the review, the Company has established target debt levels for the business and determined appropriate uses of free cash flow beyond current reinvestment opportunities. The Company will target a Net Debt to EBITDA (see note on non-GAAP measures on page 44) ratio in the range of 1.5x to 2.5x, excluding its Motion Picture Distribution business. At December 31, 2005, the Company's Net Debt to EBITDA ratio was 1.98, excluding its Motion Picture Distribution business. The

Company plans to monitor its capital structure and maintain this range by repurchasing shares under its normal course issuer bid. The Company has been successful in its debt reduction objectives, and remains keenly focused on free cash flow generation, and has determined these capital structure objectives to be a complementary way to enhance shareholder value.

        On December 16, 2005, the Company renewed its existing normal course issuer bid for a one year period. During the year ended December 31, 2005, the Company repurchased 496,500 Class B Non-Voting Shares at an average price of $34.29 per share.

Subsequent Event

        On January 20, 2006, Distribution LP and The Weinstein Company entered into an exclusive 80 picture, multi-year distribution agreement. Under the deal, Distribution LP will acquire all distribution rights throughout Canada to all upcoming motion pictures released by The Weinstein Company and Dimension Films. The deal is anticipated to run through to December 31, 2009.

Related Party Transactions

        In the normal course of business, the Company acquires broadcast rights from minority interests who exert significant influence over subsidiaries of the Company. During the year ended December 31, 2005, these purchases totalled $7.8 million. At December 31, 2005, included in accounts payable, are amounts due to these related parties of $5.5 million.

        The Company has entered into trademark and franchise payment agreements with minority interests who exert significant influence over subsidiaries of the Company. During the year ended December 31, 2005, the Company paid $1.5 million related to such agreements. At December 31, 2005, the amount due to these related parties and included in long-term liabilities pertaining to certain broadcast intangible assets was $5.2 million.

        During the year ended December 31, 2005, Distribution LP and its partner sold University 4 Cinema to Empire Co. Ltd., a related party as a major shareholder of Empire Co. Ltd. sits on the Company's board of directors, for consideration of $1.4 million, net of closing costs. This sale resulted in a gain in the amount of $0.4 million (before minority interest share) on the sale of assets with carrying values of $1.0 million.

        During the year ended March 31, 2003, the Company provided loans, primarily for the purpose of financing working capital requirements, of $2.3 million to equity accounted investees. During the nine months ended December 31, 2003 the Company provided further advances of $1.0 million. The loans bear interest at rates ranging from the Canadian prime rate plus 2.5% to 11.0%. Included in accounts receivable at December 31, 2005 is $1.9 million due from these related parties. During the year ended December 31, 2005 the Company recognized interest income of $0.5 million in connection with these loans.

        Loans, primarily for the purpose of share purchase, of $2.2 million are due from a senior officer. The amounts are included in accounts receivable and are repayable on demand, bearing interest of 5%.

        In 2003, the Company entered into an arrangement with two former senior officers to provide consulting services for a five-year period ended December 31, 2008. This arrangement has fixed annual fees of $0.8 million plus certain contingent bonuses based upon achievement of certain cash flow targets related to certain television series. The total of the fees and bonuses for the five-year period will be in the range of $4.0 million to $15.5 million, depending upon achievement of targets. During 2005, $2.3 million was paid to the two former senior officers under this arrangement.

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

        On October 15, 2003, the Fund, and its wholly-owned trust, Holding Trust, the General Partner and Distribution LP entered into a Support Agreement. Under the terms of the Support Agreement, the General Partner will provide certain management, administrative and support services to the Fund and Holding Trust for the next 8 years and will be reimbursed by Distribution LP for all direct and indirect costs and expenses it incurs in the provision of services pursuant to the Support Agreement. For the year ended December 31, 2005, Distribution LP incurred expenses of $0.6 million in connection with the Support Agreement.

        During the year ended December 31, 2005, the Company recognized revenue of $26.0 million on the sale of films to Cineplex Entertainment Limited Partnership, a related party as the Chief Executive Officer of the Partnership sits on the Company's board of directors. Included in accounts receivable at December 31, 2005 is $2.9 million due from this related party. The transactions were measured at the exchange amount.

        The Company has established a Consideration Pool Plan, an Equity Bonus Pool Plan and a Capital Pool Plan for the benefit of certain qualifying employees of Distribution LP. The Company will fund 100% of these compensation plans, not Distribution LP. Distribution LP will account for the payments made and the stock options granted under these plans as capital contributions. The expense for these plans is recorded in Distribution LP.

        Consideration Pool Plan    Under the Consideration Pool Plan, participating Distribution LP employees will be entitled to cash retention payments from a pool of up to $6.0 million to be paid over four annual installments, commencing in February 2005 and terminating January 2008. Payments to be made under this Plan will be recognized as compensation expense as earned by the participating employees throughout the term of this plan. For the year ended December 31, 2005, Distribution LP recognized $3.5 million of compensation expense under the Consideration Pool Plan (December 31, 2004 — nil).

        Equity Bonus Pool Plan    Under the Equity Bonus Pool Plan, participating employees will be entitled to cash awards of up to $10.0 million upon conversion or sale of Subordinated LP Units of Distribution LP owned by the Company. Payments to be made under this plan will be recognized as a compensation expense as earned by the participating employees over the expected life of the plan, which is based on management's estimate of the Conversion Date (as defined in the Limited Partnership Agreement). For the year ended December 31, 2005, Distribution LP recognized $2.5 million of compensation expense under the Equity Bonus Pool Plan (December 31, 2004 — nil).

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

        For the year ended December 31, 2005, Distribution LP recognized $2.9 million of compensation expense under the Capital Pool Plan (December 31, 2004 — $0.2 million).

Outstanding Shares

        The Company is authorized to issue an unlimited number of Class A Voting Shares and Class B Non-Voting Shares. At March 2, 2006 the Company had 1,005,447 Class A Voting Shares and 42,284,837 Class B Non-Voting Shares outstanding compared to 1,005,447 Class A Voting Shares and 42,284,837 Class B Non-Voting Shares outstanding as at December 31, 2005. The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares is convertible at any time at the holder's option into one fully paid and non-assessable Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances.

Off Balance Sheet Arrangements

        Standby Letters of Credit    The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit, issued by financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2005, the maximum potential liability under these guarantees was $27.2 million of which $15.6 million was for tax assessments which are currently under appeal and $11.6 million was for payments to be made under various distribution and licencing agreements. As at December 31, 2005, the Company does not expect to make any additional payments associated with these guarantees.

        Sale leaseback arrangements    Between 1999 and 2004 the Company entered into various production financing arrangements with 13 U.K. limited partnerships whereby all rights, title and interests to certain film and television programs were sold to the limited partnerships that leased back to the Company the exclusive rights to distribute such programs for periods up to 15 years. The Company has placed cash on deposit with superior rated banks to fund these future lease payments. The Company's maximum exposure to loss is limited to the cash on deposit which is $131.2 million. The Company believes that the possibility of it being required to make payments under these arrangements is remote.

        Print & advertising tax shelters    Between 1993 and 2000 a subsidiary of the Company packaged theatrical distribution activities into limited partnerships and earned fees from the sale of these limited partnerships to investors. These partnerships were appointed by producers to develop and execute marketing campaigns for films. In exchange for these services the limited partnerships received distribution fees which were reinvested in a legal subsidiary of the Company. That legal subsidiary has an obligation to repay the partnerships and has placed the cash received on deposit with various international banks that have superior ratings. The Company is not required to absorb any of the variability associated with the deposits held by the legal subsidiary and is therefore not the primary beneficiary of the entity. At December 31, 2005 the entity had received cash from seven limited partnerships and had placed funds on deposit of $221.8 million. The Company's maximum exposure to loss under the arrangement is limited to its nominal equity investment in the legal subsidiary.

        Production services tax shelters    Between 1996 and 2000 the Company packaged production services into limited partnerships and earned fees from the sale of these partnerships to investors. The investors financed their purchase of units in the limited partnerships with bank loans. Under an Investor Loan Put Agreement the banks have the right, but not the obligation, to require a legal subsidiary of the Company to acquire the investor loans. The rights under the Investor Loan Put Agreements are exercisable between 2005 and 2009. The third party producers that benefited from production services provided by the limited partnerships will fund the acquisition price under the Investor Loan Put Agreement and have secured these obligations by placing funds on deposits with the banks to settle the acquisition price. Management has assessed its interests and obligations in the legal subsidiary that has entered into the Investor Loan Put Agreements and has concluded that they are nominal. In 2005 the banks exercised their right to require this legal subsidiary to acquire $98.5 million in investor loans and as a result the legal subsidiary had total assets of approximately $98.5 million at December 31, 2005 and a corresponding obligation to third party producers. The Company is no longer involved in arranging these types of structures. This is not expected to have an impact on the Company's current and future operations.

Market Risk

        The Company is exposed to market risk related to interest rates and foreign exchange rates. The Company is authorized to enter into currency conversion and interest rate conversion agreements to modify the exposure to these risks, however, the Company does not engage in any speculative trading program.

        Foreign Exchange Risk    A significant portion of the Company's revenue and expenses are in currencies other than Canadian dollars and, therefore, are subject to fluctuations in exchange rates. Approximately 42% of our revenues for the year ended December 31, 2005 were derived from our foreign customers, a significant portion of which was denominated in U.S. dollars. Exchange rates may vary substantially and have an adverse impact on our results of operations, prospects or financial condition. The exposure to this foreign exchange risk has been mitigated by the Company's U.S. dollar denominated term loans and expenditures on certain film and television programs. The Company believes its future U.S. dollar cash inflows generated on certain film and television programs will be sufficient to fund the repayment of U.S. dollar indebtedness. As at December 31, 2005, there were no foreign exchange forward contracts outstanding.

        Interest Rate Risk    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its revolving credit facility and term loans. As at December 31, 2005, there were no interest rate conversion agreements outstanding.

        Credit Risk    Credit risk on the Company's accounts receivable is controlled as a result of there being a wide variety of customers, markets and geographic areas to which the Company sells.

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

        Film and television programs    The Company accounts for its production and distribution of film and television programs in accordance with SoP 00-2. SoP 00-2 requires that film and television costs of production and acquisition are amortized using the individual film forecast method under which such costs are amortized for each film or television program in the ratio of revenue earned in the current period for such title to management's estimate of the total revenue to be realized from all media and markets for that title. Management regularly reviews and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write down of the film and television asset to the estimated fair value amount. Results of operations in future years are dependent upon the amortization of film and television costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period. If estimates of ultimate revenues change with respect to a film or television program, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs. The fair value of the film or television program is determined using management's estimates of future revenues and costs under a discounted cash flow approach and a write down equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film or television program is recorded in direct operating costs.

        During the nine-months ended December 31, 2003, the Company conducted an extensive review of its Entertainment operations and concluded that it would significantly and permanently reduce the size and scope of its production business. As a result, management's estimates of total revenue from all media and markets for certain titles held by Entertainment were revised, resulting in the recognition of a $158.9 million write down to investment in film and television programs. This write down was included in direct operating costs for the nine months-ended December 31, 2003. The restructuring is complete and management does not expect to incur further costs related to the restructuring.

        Although the Company has diversified its product mix with respect to the production and distribution of film and television programs, we cannot be certain that a write down will not have a significant impact on its results of operations, prospects or financial condition.

        Investments    The valuation of cost and equity accounted investments is regularly reviewed by management to ensure that any decline in market value that is considered other than temporary has been reflected in the related carrying value of the investment. In making that assessment, several factors are considered, including the amount by which the market value exceeds carrying value, the duration of the market value decline and the investees' expected future cash flows and earnings. The Company recorded in the investment losses (gains) line on the statement of earnings (loss) non-cash impairment charges of $1.7 million for the year ended December 31, 2005, $5.0 million for the year ended December 31, 2004 and $5.8 million for the nine months ended December 31, 2003.

        Goodwill and Broadcast Licences    On April 1, 2001, the Company adopted the recommendations of the new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets". Previously, the Company amortized goodwill on a straight-line basis over periods of up to 40 years and broadcast licences on a straight-line basis over a period of 40 years. Based on the new standard, goodwill and broadcast licences of the Company are no longer amortized but are tested for impairment annually at September 30 (formerly December 31), or more frequently if impairment indicators arise, to determine if an impairment loss should be recognized. Impairment indicators include the existence of significant restructuring plans, the existence of significant adverse changes in the business climate and the existence of significant write-downs of assets. Fair value is based on discounted estimated future cash flows from operations. Based on the valuation testing performed for the year ended December 31, 2005, the Company determined that one of its broadcast licences was impaired. The impairment resulted from minor revisions to the business plan of one of the Company's channels resulting in a pre-tax impairment charge of $2.7 million. Also during the year ended December 31, 2005, the Company recorded an impairment charge of $2.3 million related to its broadcast intangible assets. A significant downward revision in the estimated future cash flows could result in a material impairment of the Company's goodwill and broadcast licences under CICA Handbook Section 3062.

        Provisions    Balance sheet provisions for accounts receivable, loans receivable, future income taxes, restructuring costs, returns of product (video/DVD) and legal issues all require estimates and assumptions by management that could be significant.

        In certain instances, the provision for accounts receivable is based on specifically identified accounts where management believes that collection is doubtful. These accounts are identified based on customer knowledge and past experience. In other instances, the provision for accounts receivable is based on a general allowance for accounts receivable outstanding for a specific amount of time, excluding accounts that have been specifically provided for. Historically, management's estimate of the required provision has been adequate.

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

        Income tax reassessments    The Company is subject to periodic government audits in respect of prior years' income tax returns. Management sets a provision for expected losses in relation to the possibility of any challenges of previous filing positions and believes these provisions to be adequate at December 31, 2005.

        In December 2002, and in November 2003, a subsidiary of the Company received federal and provincial income tax reassessments for $22.5 million in total, including interest and penalties. Subsequent to December 31, 2005, these reassessments were resolved in favour of the Company.

Accounting Changes and Recent Accounting Pronouncements

        Variable Interest Entities    Effective January 1, 2005, the Company adopted Accounting Guideline 15 ("AcG 15") — Consolidation of Variable Interest Entities issued by the Canadian Institute of Chartered Accountants ("CICA"). AcG 15 provides criteria for the identification of VIEs and further criteria for determining what entity, if any, should consolidate them. AcG 15 defines a VIE as an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or wherein the equity investors lack the characteristic of a controlling financial interest. VIEs are subject to consolidation by a company if that company is deemed the primary beneficiary of the VIE. The primary beneficiary is the party that is either exposed to a majority of the expected losses from the VIE's activities or is entitled to receive a majority of the VIE's residual returns or both.

        Prior to AcG 15, the Company consolidated all entities that it controlled through ownership of a majority of voting interests. Effective January 1, 2005, the Company implemented AcG 15, retroactively without the restatement of prior periods, and as a result the Company has consolidated entities in which it has control through ownership of a majority of the voting interests as well as all VIEs for which it is the primary beneficiary.

        Upon implementation of AcG 15, the Company concluded that it was not required to deconsolidate any of the entities previously consolidated. However the Company is the primary beneficiary of the following entities which had not previously been included in its consolidation.

        Production financing tax shelters    In 1995 the Company entered into various tax shelter arrangements that provided investors with certain tax benefits and also provided financing for the Company's production activities. Under these arrangements the Company sold the rights, title and interest to certain film and television programs to limited partnerships that would in turn grant the Company the exclusive rights to distribute the production for an extended period. The Company has provided loans to either directly or indirectly finance the equity of these partnerships. These loans bear interest at rates ranging from 6% to 10.9% and mature between 2010 and 2011. Additionally, the Company has agreed to repurchase the rights sold to the partnerships. As a result, the proceeds received from the sale of the film and television programs have been classified as an obligation on the balance sheet to satisfy these future obligations which are payable between 2010 and 2011. The obligation to make these future payments equals the amounts the Company has recorded in respect of the loans provided to finance the partnerships' equity and are essentially secured by these financing loans. The Company has historically reported these amounts on a net basis. However, as a result of the AcG 15 review, the Company determined that the assets and obligations of these tax shelters should have been reported on a gross basis in prior years. Accordingly, the Company has increased reported assets (loans receivable from tax shelters) and liabilities (tax shelter participation liabilities) by $90.9 million at December 31, 2004. Under the terms of the arrangements among the parties, the loans receivable from the investors are to be settled with the proceeds received from the partnerships; accordingly, the arrangements are not expected to have any impact on the Company's cash flows.

        The Company has determined that the limited partnerships qualify as variable interest entities for the purposes of AcG 15 and has concluded that the Company is the primary beneficiary of these partnerships. As required by AcG 15, the Company has consolidated 18 limited partnerships into the financial statements. These partnerships hold only the rights, title and interest to film properties and do not have active operations.

        Production arrangement    In December 2003, the entertainment business materially reduced the size and scope of its production business. As a result, the Company entered into production arrangements with a third party production company to complete production on a television series. This production company is a VIE as it does not have sufficient equity financing. Under the arrangement, the Company has entered into a distribution deal with the production company and has agreed to give the entity a non-refundable minimum revenue guarantee which the Company is entitled to recover from future distribution revenues. The Company has a variable interest in this entity through its participation in future distribution revenues of the entity; this right exposes the Company to a majority of the expected losses of the entity. As required by AcG 15, the Company has consolidated this third party entity. The entity's only activity is the production of the Company's television series. At December 31, 2005, production on the series was still in progress, and the entity has commenced recognizing revenues and costs. The Company's maximum exposure to loss under the arrangement is limited to its minimum revenue guarantee payment of $2.4 million.

        Long-Term Incentive Plan    On May 12, 2005, Distribution LP created a trust, administered by a third party, to act as trustee for Distribution LP's Long-Term Incentive Plan ("LTIP") (see note 13 of the consolidated financial statements). On May 13, 2005, Distribution LP transferred $4.4 million in cash to the trust for exceeding certain 2004 defined distributable cash threshold amounts, subsequent to which the trustee acquired 412,925 units of the Fund on the open market. One third of these units vested prior to December 31, 2005 and were distributed to the plan members. The remaining units are recorded at their carrying value of $2.9 million and are held in the trust to be distributed under the terms of the LTIP. The trust is considered a VIE as the total capital invested in the trust at risk is not sufficient to permit the trust to finance its activities without additional support. Distribution LP holds a variable interest in the trust and has determined that it is the primary beneficiary of the trust and, therefore, consolidated the trust. Distribution LP has not guaranteed the value of the units held by the trust should the market value of the Fund's units decrease from the value at which the trust acquired the units.

        Details of the amounts recorded on the consolidated balance sheet at December 31, 2005 in respect of the above VIEs are summarized below and include the impact of the tax shelter limited partnerships, the production company and the LTIP trust.

Impact of the adjustments
Cash	(0.2)
Accounts receivable	1.8
Investments	2.9
Other assets	(0.5)
Investment in film and television programs	2.6
Loans receivable from tax shelters	97.2

Total assets	103.8

Accounts payable and accrued liabilities	2.4
Deferred revenue	0.1
Term loans	4.1
Tax shelter participation liabilities	97.2

Total liabilities	103.8

Revenue	0.6

Direct operating expenses	0.6

        The consolidation of the LTIP trust decreased the Company's other assets by $0.5 million, increased investments by $2.9 million and accounts payable and accrued liabilities by $2.4 million.

        The consolidation of the production financing tax shelters increased the Company's loans receivable from tax shelters by $97.2 million and resulted in a corresponding increase in tax shelter participation liabilities. These obligations are non-recourse to the Company and its other subsidiaries. The only impact on the consolidated statements of earnings is interest income earned on the loans receivable which was offset by interest expense on the participation liabilities.

        The consolidation of the production company decreased cash by $0.2 million and increased investment in film and television programs by $2.6 million, accounts receivable by $1.8 million, term loans by $4.1 million, deferred revenue by $0.1 million as well as increasing revenue by $0.6 million and direct costs by $0.6 million, now that the production is 65% delivered. The increase in term loans is in respect of a $4.4 million credit facility held by the production company that bears interest at a rate of prime plus 0.75% and is secured by the entity's production asset. The credit facility matures on December 31, 2006 and is non-recourse to the Company and its subsidiaries.

        The Company also identified the following significant VIEs, however it has determined that it is not the primary beneficiary of these entities and therefore these entities have not been consolidated.

        Interests held in a specialty television channel    In 2000 the Company acquired a 49% equity interest in a corporation operating a specialty television channel. The channel is operated by the Company's partner in the business. In addition, the Company has made loans to the entity. The Company's maximum exposure to loss at December 31, 2005 is limited to the carrying amount of its loans receivable balance of $0.9 million as the carrying amount of the investment in the entity was written off in prior periods. The Company is required to fund 49% of the entity's future financing requirements. At December 31, 2005 the entity had assets of $3.2 million.

        Sale leaseback arrangements    Between 1999 and 2004 the Company entered into various production financing arrangements with 13 U.K. limited partnerships whereby all rights, title and interests to certain film and television programs were sold to the limited partnerships that leased back to the Company the exclusive rights to distribute such programs for periods up to 15 years. The Company has placed cash on deposit with superior rated banks to fund these future lease payments. The Company's maximum exposure to loss is limited to the cash on deposit which is $131.2 million. The Company believes that the possibility of it being required to make payments under these arrangements is remote.

        Print & advertising tax shelters    Between 1993 and 2000 a subsidiary of the Company packaged theatrical distribution activities into limited partnerships and earned fees from the sale of these limited partnerships to investors. These partnerships were appointed by producers to develop and execute marketing campaigns for films. In exchange for these services the limited partnerships received distribution fees which were reinvested in a legal subsidiary of the Company. That legal subsidiary has an obligation to repay the partnerships and has placed the cash received on deposit with various international banks that have superior ratings. The Company is not required to absorb any of the variability associated with the deposits held by the legal subsidiary and is therefore not the primary beneficiary of the entity. At December 31, 2005 the entity had received cash from seven limited partnerships and had placed funds on deposit of $221.8 million. The Company's maximum exposure to loss under the arrangement is limited to its nominal equity investment in the legal subsidiary.

        Production services tax shelters    Between 1996 and 2000 the Company packaged production services into limited partnerships and earned fees from the sale of these partnerships to investors. The investors financed their purchase of units in the limited partnerships with bank loans. Under an Investor Loan Put Agreement the banks have the right, but not the obligation, to require a legal subsidiary of the Company to acquire the investor loans. The rights under the Investor Loan Put Agreements are exercisable between 2005 and 2009. The third party producers that benefited from production services provided by the limited partnerships will fund the acquisition price under the Investor Loan Put Agreement and have secured these obligations by placing funds on deposits with the banks to settle the acquisition price. Management has assessed its interests and obligations in the legal subsidiary that has entered into the Investor Loan Put Agreements and has concluded that they are nominal. In 2005 the banks exercised their right to require this legal subsidiary to acquire $98.5 million in investor loans and as a result the legal subsidiary had total assets of approximately $98.5 million at December 31, 2005 and a corresponding obligation to third party producers. The Company is no longer involved in arranging these types of structures. This is not expected to have an impact on the Company's current and future operations.

        Distribution deals    As part of distribution activities principally in the Entertainment group, the Company has acquired the distribution rights for certain film and television programs developed and owned by independent production entities which are VIEs as they do not have sufficient equity financing. The Company is entitled to retain a specified percentage of the future distribution revenues for a contractually agreed period of time. In certain instances the Company may provide an initial non-refundable minimum revenue guarantee to the VIE during the production phase which is expected to be recovered through future distribution revenues. These minimum revenue guarantees are reflected in the financial statements of the Company as an investment in film and television asset when they become payable. This amount represents the Company's maximum exposure to loss. The Company has a variable interest in these VIEs through its participation in future distribution revenues of the entity but these rights do not expose the Company to a majority of the expected losses or the expected residual returns of the VIEs. Due to the number of independent production entities involved in these arrangements and also because these entities are under the control of the independent producers, the Company has not been able to establish the aggregate size of these entities.

        Goodwill and indefinite life intangible asset impairment testing    During the year ended December 31, 2005, the Company changed the date on which it performs its annual impairment testing for broadcast licenses and goodwill from December 31 to September 30 (Distribution LP continues to perform its annual impairment testing on June 30). As a result of this change, the Company performs its annual impairment testing for broadcast licenses and goodwill at the end of its third quarter, consistent with the timing of the testing prior to the Company's change in year end (see note 1 of the consolidated financial statements). This change in accounting policy had no impact on the Company's results of operations and financial position for the year ended December 31, 2005.

        During September 2004, the Securities and Exchange Commission ("SEC") staff issued EITF D-108, "Use of the Residual Method to Value Acquired Assets Other than Goodwill", which, among other things, required that a "direct" method be used to determine the fair value of intangible assets other than goodwill in connection with impairment testing under Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." The Company has applied this guidance for purposes of Canadian GAAP. Accordingly, effective January 1, 2005, the Company changed the valuation method used for its annual impairment testing of its broadcast licenses from the residual value method to a direct value method.

        Financial Instruments    The CICA issued revisions to Handbook Section 3860, "Financial Instruments — Disclosure and Presentation". This standard was amended to require that certain obligations that may be settled at the issuer's option in cash or the equivalent value by a variable number of the issuer's own equity instruments be presented as a liability. The revisions to this standard were effective January 1, 2005. The adoption of this standard did not have an impact on the Company's results of operations or financial position.

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

        Hedging    In January 2005, the CICA issued Handbook Section 3865, "Hedges". The Section provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

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

        Non-monetary Transactions    In June 2005, the CICA issued Handbook Section 3831, "Non-monetary Transactions". This standard supersedes CICA Handbook Section 3830, "Non-monetary Transactions" and requires all non-monetary transactions to be measured at the fair value of the asset given up or asset received, whichever is more reliable, unless the transaction lacks commercial substance, among other exceptions. The commercial substance approach differs from the prior approach related to the culmination of the earnings process as a test for fair value measurement. The commercial substance requirement is met when an entity's future cash flows are expected to change significantly as a result of the transaction. This standard will be effective for transactions initiated in fiscal periods beginning on or after January 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

Financial Instruments

        The estimated fair values of financial instruments as at December 31, 2005 are based on relevant market prices and information available at the time. The carrying values of cash and cash equivalents, loans receivable, revolving credit facilities, accounts payable and accrued liabilities and term loans approximate the fair values of these financial instruments.

        Accounts receivable are recognized at fair value, based on discounting future cash flows using rates currently available for similar instruments. At December 31, 2005, included in accounts receivable are amounts due beyond December 31, 2006 totalling $39.3 million (December 31, 2004 — $28.4 million). Also included in accounts receivable is a long-term receivable of $38.8 million related to one of the Company's productions. The amount will be collected in monthly installments of $2.2 million until July 2007. The receivable is carried at its fair value, being the sum of discounted future cash flows using rates available for similar instruments.

        Investments have a carrying value of $6.8 million as at December 31, 2005 (December 31, 2004 — $16.4 million). The fair value of investments is based on the trading value of publicly traded investees at December 31, 2005 amounting to $19.2 million (December 31, 2004 — $22.9 million).

Industry Risk and Uncertainties

        The Company's business is subject to a number of risks and uncertainties discussed below. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company's business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial condition.

        Audience Acceptance    The specialty broadcasting, television production and motion picture industries each involve a substantial degree of risk. There can be no assurance of the economic success of any specialty television channel, television program, or motion picture as revenue derived depends on audience acceptance, which cannot be accurately predicted. Audience acceptance is a factor of the response to the specialty channel content's, television program's, or motion picture's artistic components or entertainment value. Also contributing to audience acceptance are, the reviews of critics, promotions, the quality and acceptance of competing specialty television channels, television programs, or motion pictures, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors. All of the aforementioned factors could change rapidly and many are beyond the Company's control. A lack of audience acceptance for any of the Company's specialty television channels, the series comprising the CSI franchise, or any of the motion pictures distributed by Distribution LP could have an adverse effect on the Company's business, results of operations, prospects and financial condition.

        Ability to Attract Advertising    The Company's inability to generate advertising revenue could adversely affect its operating results, prospects or financial condition. A substantial portion of the Company's broadcasting revenue is from advertising sales. Advertising revenues are subject to fluctuation as a result of changes in the economic environment, the marketplace, new technologies and viewership levels. The Company competes for advertising sales with other television channels and with other media, including radio and print media. In addition, personal video recorders ("PVRs") and similar embedded digital technologies enable consumers to program shows to be watched at a later date and to bypass the commercials. If the use of such devices to bypass commercials should become widespread, there could be a negative impact on the Company's advertising revenue. Conversely, PVRs could increase demand for digital set-top boxes and as a result could increase demand for the Company's specialty networks. In addition, the convenience PVRs provide may increase viewership by the existing subscribers to the Company's specialty television channels.

        Competition    The businesses of operating specialty channels, producing and distributing television programs and distributing motion pictures is highly competitive. The Company faces intense competition from other Canadian and international broadcasters, producers and distributors, many of which are substantially larger and have greater financial resources than the Company.

        The Company competes with other television production companies for ideas and storylines created by third parties as well as for actors, directors and other personnel required for a production. In addition, the CRTC and foreign regulatory authorities continue to licence additional television channels, thereby further increasing the competition in the specialty television broadcasting industry and fragmenting the television audience, which puts upward pressure on program licence fees. The Company cannot be certain that it will be able to successfully compete in these areas in the future or that it will continue to acquire rights to additional successful programming or enter into agreements for the financing, distribution or licencing of programming on terms favourable to it. The Company's failure to do so could have an adverse impact on its businesses, results of operations, prospects or financial condition.

        Competition by other broadcasters is ever-present and may be increased if the CRTC issues any new broadcast licences in an area where the Company currently holds a specialty television broadcast licence. In each of the Company's current markets, there are a number of competing television channels. Recent regulatory and public policy trends favour the emergence of a more competitive environment. Added competition in the market could result in reduced sales or an increase in costs to acquire programming and, consequently, have a negative impact on the Company's revenues. In particular, the specialty television industry in Canada is highly competitive. The number of specialty services licenced by the CRTC has substantially increased since 2000. This will have the effect of further fragmenting the television viewing audience and increasing competition for carriage, viewers, programming and advertising revenue.

        The emergence of new technologies: video on mobile phones, video streaming over the Internet, and downloads of video content to portable devices may increase the competition the Company faces and provide opportunities as well. The emergence of VOD services by cable companies and certain channels will present additional competition to the Company's specialty channels. VOD services will allow users to select video which is then downloaded to a digital set-top box for viewing. Should these content experiences include the content available on the Company's specialty channels, it would diminish the value of the Company's programming investment and potentially the viewing audience. The increased popularity of VOD may also stimulate the further roll-out of digital set-top boxes, which in turn could also increase demand for the Company's specialty television networks. In addition, the emergence of VOD may provide an opportunity to the Company to offer its content through VOD.

        The Company's specialty television services also face competition from the illegal "grey market" and "black market" satellite services that broadcast unauthorized programming.

        Changes in Technology    Technological advances and the conversion of content into digital formats have made it easier to create, transmit and "share" high quality unauthorized copies of television programs and motion pictures. As a result, users may be able to download and distribute unauthorized or "pirated" copies of copyrighted television programs and motion pictures over the Internet. As long as pirated content is available on the Internet, some consumers may choose to download pirated television programs or motion pictures rather than watch programs on television or attend theatres to watch motion pictures. Some consumers may also purchase pirated DVD's of television series or motion pictures rather than purchase them from authorized vendors. Although the Company has benefited from the rapid growth of the DVD market, there can be no assurance that such growth and penetration rates will continue.

        There has been an increase in the popularity of HDTV technology, which provides a higher resolution, HD format picture. A continued increase in the consumer acceptance of HDTVs and potential regulatory requirements may require the Company's networks to increasingly offer programming in HD format to satisfy the needs of its audiences. This could cause the Company's costs for entertainment content to increase. In addition, the CRTC has not yet confirmed whether genre protection will extend to HD format, meaning that it is possible that the Company's genre protected channels could face competition from a competitor offering similar content, but in HD format.

        The motion picture independent studios' need for distributors is based in part on the fact that the studios would incur substantial film print costs if they attempted to directly distribute their motion pictures on a worldwide basis. Partly because of these significant print costs, certain independent studios choose to retain distributors in national markets, thereby sharing the cost and risks associated with worldwide distribution among a number of different strategic partners. Technological developments permitting the digital distribution of motion pictures as an economic basis and its general adoption within the industry could reduce film print costs significantly, thereby making it more attractive for producers to distribute their own motion pictures. Although this technology has yet to be widely adopted by exhibitors (due in part to the significant capital costs that would be associated with the widespread adoption of this technology), expansion of this technology could adversely affect Distribution LP's business.

        Regulatory Environment    The Company's specialty television channels are regulated by the CRTC, which grants and renews licences. The Company's CRTC broadcast licences must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. The Company's inability to renew any of its licences on as favourable terms would have an adverse impact on its results of operations, prospects or financial condition. Changes in the regulations governing the Company's specialty television channels, including decisions by regulators affecting its broadcast operations, such as the granting or renewal of licences or the granting of additional broadcast licences to the Company's competitors, or the introduction of new regulations by regulators, could adversely impact the Company's operating results, prospects or financial condition.

        Changes in public policy related to Canadian ownership of broadcasting or other fundamental principles of the broadcasting system could adversely affect the Company's relationships with foreign partners in broadcasting or its position in the advertising market. As the federal and provincial governments review and modify their funding programs for television production the Company's broadcasting business could be impacted by fewer resources to fill the gap between licence fees and the independent producers' ability to finance their productions. Since the Company's broadcast conditions of licence determine its original production needs, these reviews and modifications could be a risk to some of the Company's specialty television channels.

        Production Financing    The production, completion and distribution of television programs requires a significant amount of capital. Actual television program costs may exceed their budgets. Factors such as labour disputes, death or disability of a star performer, technology changes relating to special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or hamper completion of a television production. Although the Company generally completes television productions within budget, the Company cannot be certain that it will continue to do so. In the event of substantial budget overruns the Company may have to seek additional financing from outside sources in order to complete production of a television project. The Company cannot be certain of the availability of such financing or that such financing will be available on terms acceptable to the Company. In addition, in the event of substantial budget overruns, the Company cannot be certain that it will be able to recoup such costs. Failure to recoup any of these costs could have an adverse impact on the Company's businesses, results of operations, prospects and financial condition. Notwithstanding the foregoing, as the CSI franchise programs are the main focus of the Company's television production activities, many of the risks associated with new production activity are minimized.

        Generally, television programs are produced under contracts that provide for licence fee revenue that may not cover all anticipated production costs. The "gap" or production deficit between these fees and production costs can be substantial. The ability to recover the production deficit and the realization of profits, if any, are generally dependent upon the ability to distribute the programs in multiple geographic regions, including international markets, or through multiple distribution channels. There is a risk that some of the Company's television programs will not be successful, which could result in a failure to recoup costs or realize profits.

        Dependency on Broadcasting Distribution Undertakings    The Company is, and will, continue to be dependent on broadcasting distribution undertakings ("BDUs") (which include cable, DTH telecommunications and multi-point distribution system distributors) for distribution of its analog and digital channels. Due to industry consolidation in recent years, a majority of the subscriber base for the Company's analog and digital channels is reached through a small number of very significant affiliates, mainly the BDUs. There could be a negative impact on the Company's revenue if distribution affiliation agreements with BDUs were not renewed on terms or conditions similar to those currently in place or if a BDU defaulted on its obligations under those agreements. Affiliation agreements with BDUs have multi-year terms that expire at various points in time. Due to the Company's strong relationships with its distributor affiliates and the popularity of the Company's analog and digital channels, the Company is confident it can renew these agreements on mutually satisfactory terms and conditions, as has been the case historically.

        Subscription revenues are dependent on the number of subscribers and the wholesale rate billed by the Company to BDUs for carriage of the individual networks. The extent to which the Company's subscriber bases for its channels will grow is uncertain and is partly dependent upon the ability of BDUs to deploy and expand their digital technologies, their marketing efforts and the packaging of their networks' offerings as well as the willingness of subscribers to adopt and pay for the services.

        Digital Migration    Due to the nature of analog cable technology and regulations, analog channels have historically been offered by cable companies grouped together in tiers and not on an individual basis. Therefore, analog cable subscribers have been required to subscribe to an entire tier in order to receive particular channels of their choice. Subscribers to analog cable have not had the same packaging flexibility and choice that digital technology can offer. The industry is shifting from analog to digital transmission ("digital migration"), which provides an HD TV signal through a set-top box.

        On February 28, 2006, the CRTC released its digital migration framework. It has been designed to maximize the benefits and encourage the rollout of digital technology, while ensuring that individual analog services are not unduly affected during the transition period over the next four to seven years and that they can continue to make significant contributions to the broadcasting system.

        The digital migration framework evolved from a CRTC process which began in January 2005. Canada's major broadcasters including the Company and Rogers Cable Communications Inc., Canada's largest BDU, developed a consensus position and memorandum of understanding on the rules that should guide digital migration. The submission by all these parties encouraged the CRTC to adopt these transition principles so that they may serve as a template for other BDUs. The CRTC stated in its digital migration framework decision that the memorandum of understanding offered a useful reference point and commended it as a model for negotiations between individual programmers and BDUs.

        While the CRTC has taken a balanced approach to the transition in its digital migration framework, there are risks for operators of analog specialty services because the framework allows for standalone offerings of analog services by BDUs. There is a risk that current subscribers to one or more of the Company's analog channels who currently receive the channel as part of a cable tier may not choose to subscribe to the Company's channels once they are available in digital format and as new packaging options become available to them.

        Departure of Key Personnel and Effect on Supply Contracts    The Company relies, to a significant degree on the experience, leadership and skills of senior executives who provide unique and useful services to it and who would be difficult to replace on short notice. The loss of services of any key personnel could have an adverse impact on the Company's business, results of operations, prospects or financial condition.

        Personal relationships with suppliers and customers play a significant role in the motion picture distribution business. Often, content suppliers will make a decision as to the initiation or renewal of a distribution agreement based on their assessment of that distributor's key personnel and on whether such key personnel remain employed by Distribution LP. Distribution LP's output agreement with one of its principal content suppliers may be terminated in certain circumstances if a named officer ceases to be involved in the business. As a result, Distribution LP is dependent on the continued employment of certain key personnel and the continued goodwill between those individuals and key decision-makers of the relevant content supplier.

        Motion Picture Distribution Output Agreements    Distribution LP obtains distribution rights from content suppliers to exploit motion pictures in all media. In Canada, Distribution LP has exclusive output agreements with a limited number of U.S. and Canadian — based independent studios, including New Line Cinema, the Weinstein Company, Focus Features, Dimension Films, Miramax Films, IFC Films and Remstar and enters into distribution agreements in respect of individual motion pictures less frequently. Conversely, in the United Kingdom and Spain, Distribution LP most often enters into distribution agreements in respect of individual motion pictures, and as a result of this, it is able to draw on a wider range of content suppliers in those territories. Overall, a relatively small number of producers represent a substantial proportion of Distribution LP's total revenue. Management believes that Distribution LP's financial performance is, and will continue to be, substantially dependent on Distribution LP's continued relationship with these content suppliers and the ability of these content suppliers to continue to produce motion pictures that receive significant audience acceptance.

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

        The Motion Picture Distribution business may also experience variation in its operating results, particularly in respect of theatrical exhibition revenues, as a result of an undersupply of motion pictures. This may occur due to seasonal variations in the major studios' release schedules or during a period when the business has been unable to, or determined not to, secure distribution rights to available motion pictures. In this circumstance, Distribution LP's overall revenues would be adversely affected, and although it would not incur the distribution and P&A costs associated with a theatrical or other release, its distributable cash may nevertheless be adversely affected. Given the consolidation in the motion picture exhibition industry, the potential for industry changes exists. However, the Company has not experienced and it does not anticipate any changes at this time.

        Relationship with Unions    Approximately 100 employees in the Operations area of the Company's Broadcasting business elected to have the Canadian Media Guild represent them as their bargaining agent for the purpose of collective bargaining with the Company. The Company has not yet been served with a notice to bargain. The impact on the operations of the Company is difficult to predict. However, it is possible that collective bargaining with employees in the Operations area of the Broadcasting business in the future will increase labour costs and could result in work stoppages. It is also possible that more of the Company's employees will seek to join a union. Although there may be risks to the Company, it does not believe such risks will materially affect the Company's businesses, results of operations, prospects or financial condition.

        International Operations    The Company is the distributor of the CSI franchise for all territories outside the United States, distributes its library of content in many foreign jurisdictions and Distribution LP has a growing presence in the United Kingdom and Spain. Therefore, the Company will continue to earn a substantial portion of revenue from outside of Canada. The Company's ability to maintain or expand its international business, as well as its ability to contract upon favourable terms with international broadcasters, distributors and other licencees, and conduct foreign production activities depends, in part, on local economic conditions, currency fluctuations, changes in local laws and regulatory requirements, compliance with a variety of foreign laws and regulations, inflation, interest rates and cultural barriers and preferences. As a result, the Company cannot be certain that its international operations will continue to be successful.

        Intellectual Property Rights    Distribution rights to motion pictures and television programs are granted legal protection under the copyright laws of Canada, U.S., the United Kingdom, Spain and most other foreign countries, which impose substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures and television programs. From time to time, various third parties contest or infringe upon the Company's intellectual property rights. There can be no assurance that the Company's actions to establish and protect trademarks and other proprietary rights will be adequate to prevent imitation by others of motion pictures distributed by the Company or to prevent third parties from seeking to block the Company's distribution of motion pictures and television programs as a violation of their trademarks and proprietary rights. Moreover, there can be no assurance that others will not assert rights in, or ownership of, the Company's trademarks and other proprietary rights, or that the Company will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of Canada, U.S., the United Kingdom or Spain.

        Internal Controls Over Financial Reporting    Section 404 of the Sarbanes-Oxley Act of 2002 requires that for the year ended December 31, 2006, the Company will be required to perform an evaluation of its internal controls over financial reporting and have its auditor attest to such evaluation on an annual basis. Preparing to comply with these requirements has been expensive and time-consuming, and the Company expects that to continue. While the Company believes that it will be able to meet the required deadlines, no assurance can be given that this will be the case. If the Company fails to complete this evaluation on a timely basis, or fails to remedy any identified material weaknesses, or if its auditors render an adverse attestation, it may be subject to regulatory scrutiny and a loss of public confidence in its internal controls over financial reporting.

        Constraints on Shares    To ensure that the Company maintains minimum levels of Canadian ownership for regulatory purposes, it has instituted a voting and non-voting share structure and has placed constraints on the issue, voting and transfer of its non-voting shares. To ensure that the Company complies with Canadian ownership requirements under the Broadcasting Act and other legislation under which it derives the benefit of tax credits and industry incentives, the board of directors may refuse to permit the voting of or registration of any transfer of its shares if such voting or transfer were to result in persons other than Canadians owning or controlling more than the permitted number of its shares or the votes attaching to such shares, under such legislation. The Company's voting structure and the constraints and transfer restrictions on its non-voting shares may adversely affect the liquidity of its non-voting shares and may have an impact on their trading price. They may also prevent or delay a merger, takeover or other change in the Company's control and thus discourage attempts to acquire it.

        Significant Shareholders    The Company is indirectly controlled by two individual shareholders who hold approximately 67% of the votes attached to its voting shares. As a result, the principal shareholders are in a position to significantly influence the Company's operations and strategy and, subject to applicable law, influence the election of a majority of the directors, influence the appointment of individuals as directors and officers and influence the outcome of matters submitted to a shareholder vote. The effect of this control may be to limit the price that investors may be willing to pay in the future for the Company's Class B Non-Voting Shares, or to prevent or delay a merger, takeover or other change in the Company's control and thus discourage attempts to acquire it.

Disclosure Controls and Procedures

        The Company's Chief Executive Officer and its Executive Vice-President and Chief Financial Officer are responsible for establishing and maintaining the Company's disclosure controls and procedures. They are assisted in this responsibility by the Disclosure Committee ("DC"), a management committee comprised of senior executives of the Company. The DC was formed to assist the Chief Executive Offer and Executive Vice-President and Chief Financial Officer in oversight of the accuracy and timeliness of material disclosures made by the Company.

        The Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures as at December 31, 2005, have concluded that the Company's disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company and its subsidiaries would have been known to them.

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

        Earnings before undernoted (EBITDA) and direct profit    The Company uses EBITDA and direct profit to measure operating performance. EBITDA, calculated using figures determined in accordance with Canadian GAAP, is defined as earnings before undernoted, which are earnings before amortization, unusual items, interest, equity (earnings) losses in affiliates, minority interest, investment gains and losses, gains and losses on disposal of assets, dilution gains, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Direct profit is defined as revenue less direct operating expenses, as defined in note 25 to the Company's consolidated financial statements.

        Operating earnings (losses) and net operating earnings (losses)    Operating earnings (losses) has been defined as earnings (loss) from operations before undernoted and discontinued operations, which are earnings before investment gains and losses, gains and losses on disposal of assets, dilution gains, foreign exchange gains and losses, income taxes and discontinued operations, net of tax. Net operating earnings is defined as operating earnings (losses), net of an applicable portion of income tax.

        Adjusted EBITDA, adjusted operating earnings (losses), and adjusted net operating earnings (losses)    Earnings (loss) before undernoted and earnings (loss) from operations before undernoted and discontinued operations include cash and non-cash items that relate to restructuring activities in Entertainment in Fiscal 2004. Additionally, Calendar 2004 earnings (loss) from operations before undernoted and discontinued operations also includes $12.1 million related to the write down of deferred financing costs associated with the Company's previous revolving credit facility and senior subordinated notes, as well as a $24.0 million redemption premium related to the senior subordinated notes. Management does not expect to undertake restructuring activities or refinancing activities of a similar magnitude or nature in the imminent future and therefore believes that the impact of these activities and their associated charges should be eliminated when evaluating the current operating performance of the Company. For this reason, management has also used adjusted EBITDA, adjusted operating earnings, and adjusted net operating earnings to evaluate the performance of the business. Adjusted EBITDA has been defined as EBITDA less cash and non-cash restructuring items included in earnings (loss) before undernoted, adjusted operating earnings (loss) has been defined as operating earnings (loss) less cash and non-cash restructuring items included in earnings (loss) from operations before undernoted, the write down of deferred financing costs, and the redemption premium on the senior subordinated notes, and adjusted net operating earnings has been defined as adjusted operating earnings (loss), net of an applicable portion of income tax.

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

        While many in the financial community consider these non-GAAP financial measures to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, net earnings (loss) from operations before discontinued operations, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached consolidated financial statements. In addition, these and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. EBITDA, direct profit, operating earnings, net operating earnings, have been reconciled to their related Canadian GAAP measures on pages 45 to 49. Operating cash flow and free cash flow have been reconciled to their related Canadian GAAP measures on page 47 and 49.

        The following table presents a reconciliation of net earnings, as reported under Canadian GAAP, to EBITDA, direct profit, operating earnings, net operating earnings for the three months and year ended December 31, 2005 and 2004 (in millions of Canadian dollars):

	For the three months ended December 31,		For the year ended December 31,
	2005	2004	2005	2004
Net earnings for the period, as reported under Canadian GAAP	24.8	9.6	70.9	29.7
Add: Discontinued operations, net of tax	—	0.5	—	(4.1)
Provision for (recovery of) income taxes	15.2	(1.9)	49.1	0.6
Foreign exchange losses (gains)	1.4	(15.8)	8.1	(22.4)
(Gain) loss on disposal of assets	(0.4)	—	(4.1)	0.2
Investment (gains) losses, net	(0.5)	(1.8)	0.2	(2.4)

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss))	40.5	(10.4)	124.2	9.8
Add: Minority interest	12.3	8.4	22.5	34.0
Equity losses in affiliates	2.8	—	2.7	0.1
Interest	9.3	11.9	26.3	58.2
Unusual items	(0.8)	36.1	(0.8)	36.1
Amortization	8.0	4.8	18.0	21.3

EBITDA	72.1	50.8	192.9	159.5
Add: Operating expenses	47.4	47.2	173.3	152.5

Direct profit	119.5	98.0	366.2	312.0
Operating earnings (loss)	40.5	(10.4)	124.2	9.8
Less: Provision for (recovery of) income taxes on operating earnings	15.6	(7.5)	47.8	(7.0)

Net operating earnings (loss)	24.9	(2.9)	76.4	16.8
Operating earnings (loss)	40.5	(10.4)	124.2	9.8
Add: Restructuring items in amortization	—	—	—	1.9
Restructuring items and refinancing costs included in unusual items	(0.8)	36.1	(0.8)	36.1
Restructuring items included in operating expenses	—	—	—	1.3
Adjusted operating earnings	39.7	25.7	123.4	49.1
Adjusted operating earnings	39.7	25.7	123.4	49.1
Less: Provision for income taxes on adjusted operating earnings	15.3	5.5	47.5	7.2

Adjusted net operating earnings	24.4	20.2	75.9	41.9
EBITDA	72.1	50.8	192.9	159.5
Add: Restructuring items included in operating expenses	—	—	—	1.3

Adjusted EBITDA	72.1	50.8	192.9	160.8

        The following table presents a reconciliation of diluted net earnings per common share, as reported under Canadian GAAP, to diluted net earnings from operations before undernoted per common share, net of applicable taxes (net operating earnings) per common share) for the three months and year ended December 31, 2005 and 2004:

	For the three months ended December 31,
	2005	2004
Net earnings per common share, as reported under Canadian GAAP	0.56	0.22
Discontinued operations, net of income taxes of nil (December 31, 2004 — $1.4 million)	—	(0.01)

Net earnings per common share before discontinued operations, as reported under Canadian GAAP	0.56	0.21
Foreign exchange losses (gains), net of income taxes of $0.6 million (December 31, 2004 — $4.0 million)	0.02	(0.27)
Gain on disposal of assets, net of income taxes of $0.2 million (December 31, 2004 — nil)	—	—
Investment gains, net of income taxes of $0.1 million (December 31, 2004 — $1.5 million)	(0.02)	(0.01)

Net operating earnings (loss) per common share	0.56	(0.07)
Net operating earnings (loss) per common share	0.56	(0.07)
Restructuring items and refinancing costs included in unusual items, net of income taxes of $0.3 million (December 31, 2004 — $13.0 million)	(0.01)	0.53

Adjusted net operating earnings per common share	0.55	0.46

	For the year ended December 31,
	2005	2004
Net earnings per common share, as reported under Canadian GAAP	1.61	0.68
Discontinued operations, net of income taxes of nil (December 31, 2004 — $1.4 million)	—	0.10

Net earnings per common share before discontinued operations, as reported under Canadian GAAP	1.61	0.78
Foreign exchange losses (gains), net of income taxes of $0.2 million (December 31, 2004 — $5.8 million)	0.19	(0.38)
Gain on disposal of assets, net of income taxes of $1.5 million (December 31, 2004 — $0.1 million)	(0.06)	—
Investment gains, net of income taxes of $0.3 million (December 31, 2004 — $1.6 million)	(0.01)	(0.01)

Net operating earnings per common share	1.73	0.39
Net operating earnings per common share	1.73	0.39
Restructuring items in amortization, net of income taxes of nil (December 31, 2004 — $0.7 million)	—	0.02
Restructuring items and refinancing costs included in unusual items, net of income taxes of $0.3 million (December 31, 2004 — $13.0 million)	(0.01)	0.53
Restructuring items included in operating expenses, net of income taxes of nil (December 31, 2004 — $0.5 million)	—	0.02

Adjusted net operating earnings per common share	1.72	0.96

        The following table presents a reconciliation of cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP, to operating cash flow and free cash flow for the three months and year ended December 31, 2005 and 2004 (in millions of Canadian dollars):

	For the three months ended December 31,		For the year ended December 31,
	2005	2004	2005	2004
Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	65.1	27.9	113.7	9.2
Less: Net changes in other non-cash balances related to operations	22.4	21.5	(15.3)	(31.9)
Less: Investment in property and equipment	3.0	0.5	6.9	4.5

Operating cash flow	39.7	5.9	122.1	36.6

Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	65.1	27.9	113.7	9.2
Add: Cash and cash equivalents used in investing activities	(1.5)	4.8	6.4	(32.3)

Free cash flow	63.6	32.7	120.1	(23.1)

        The following table presents a reconciliation of net earnings (loss), as reported under Canadian GAAP, to EBITDA, direct profit (loss), operating earnings (loss), net operating earnings (loss), adjusted EBITDA, adjusted operating earnings (loss), and net adjusted operating earnings (loss) for the year ended December 31, 2004 and the nine months ended December 31, 2003 (in millions of Canadian dollars):

	For the year ended December 31, 2004	For the nine months ended December 31, 2003
Net earnings (loss) for the period, as reported under Canadian GAAP	29.7	(169.6)
Add: Discontinued operations, net of tax	(4.1)	15.7
Provision for income taxes	0.6	44.1
Foreign exchange gains	(22.4)	(20.6)
Dilution gains	—	(145.1)
Investment gains, net	(2.2)	(1.0)

Earnings (loss) from operations before undernoted and discontinued operations (operating earnings (loss))	9.8	(276.5)
Add: Minority interest	34.0	9.7
Equity losses in affiliates	0.1	0.3
Interest	58.2	62.4
Unusual items	36.1	13.3
Amortization, including development costs charges	21.3	50.0

EBITDA	159.5	(140.8)
Add: Operating expenses	152.5	124.7

Direct profit (loss)	312.0	(16.1)

Operating earnings (loss)	9.8	(276.5)
Less: Provision for (recovery of) income taxes on operating earnings (loss)	(7.0)	13.7

Net operating earnings (loss)	16.8	(290.2)
Operating earnings (loss)	9.8	(276.5)
Add: Restructuring items in amortization, including development costs charges	1.9	30.8
Restructuring items and refinancing costs included in unusual items	36.1	12.0
Restructuring items included in direct operating costs	—	165.3
Restructuring items included in operating expenses	1.3	0.7

Adjusted operating earnings (loss)	49.1	(67.7)
Adjusted operating earnings (loss)	49.1	(67.7)
Less: Provision for income taxes on adjusted operating earnings (loss)	7.2	88.8

Adjusted net operating earnings (loss)	41.9	(156.5)
EBITDA	159.5	(140.8)
Add: Restructuring items included in operating expenses	1.3	0.7
Restructuring items included in direct operating expenses	—	165.3

Adjusted EBITDA	160.8	25.2

        The following table presents a reconciliation of diluted net earnings (loss) per common share, as reported under Canadian GAAP, to diluted net earnings (loss) from operations before undernoted per common share, net of applicable taxes (net operating earnings (loss) per common share) and to adjusted net operating earnings (loss) per common share for the year ended December 31, 2004 and the nine months ended December 31, 2003:

	For the year ended December 31, 2004	For the nine months ended December 31, 2003
Net earnings (loss) per common share, as reported under Canadian GAAP	0.68	(3.96)
Discontinued operations, net of income taxes of $1.4 million (December 31, 2003 — $0.8 million)	0.10	0.36

Net earnings (loss) per common share before discontinued operations, as reported under Canadian GAAP	0.78	(3.60)
Foreign exchange gains, net of income taxes of $5.8 million (December 31, 2003 — $3.0 million)	(0.38)	(0.41)
Investment gains, net of income taxes of $1.7 million (December 31, 2003 — $1.2 million)	(0.01)	—
Dilution gains, net of income taxes of nil (December 31, 2003 — $26.2 million)	—	(2.77)

Net operating earnings (loss) per common share	0.39	(6.78)

Net operating earnings (loss) per share	0.39	(6.78)
Restructuring items in amortization, including development costs charges, net of income taxes of $0.7 million (December 31, 2003 — $11.1 million)	0.02	0.46
Restructuring items and refinancing costs included in unusual items, net of income taxes of $13.0 million (December 31, 2003 — $4.4 million)	0.53	0.18
Restructuring items included in direct operating expenses, net of income taxes of nil (December 31, 2003 — $59.4 million)	—	2.47
Restructuring items included in operating expenses, net of income taxes of $0.5 million (December 31, 2003 — $0.3 million)	0.02	0.01

Adjusted net operating earnings (loss) per common share	0.96	(3.66)

        The following table presents a reconciliation of cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP, to operating cash flow and free cash flow for the year ended December 31, 2004 and the nine months ended December 31, 2003 (in millions of Canadian dollars):

	For the year ended December 31, 2004	For the nine months ended December 31, 2003
Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	9.2	(49.1)
Less: Net changes in other non-cash balances related to operations	(31.9)	(10.6)
Less: Investment in property and equipment	4.5	2.7

Operating cash flow	36.6	(41.2)

Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP	9.2	(49.1)
Add: Cash and cash equivalents used in investing activities	(32.3)	164.5

Free cash flow	(23.1)	115.4

        Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Consolidated Financial Statements

For the Years Ended December 31, 2005
and December 31, 2004, and the
Nine Months Ended December 31, 2003

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

        The accompanying consolidated financial statements, Management's Discussion and Analysis ("MD&A") and all other information contained in this corporate report of Alliance Atlantis Communications Inc. ("the Company") are the responsibility of management and have been approved by the Board of Directors.

        The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the financial information management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected. Management has prepared the information elsewhere in this corporate report and has ensured that it is consistent with the consolidated financial statements.

        The Company maintains a system of internal accounting and administrative controls. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and the Company's assets are appropriately accounted for and adequately safeguarded.

        The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility through its Audit Committee.

        The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets periodically with management, as well as the independent external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee reviews the consolidated financial statements and the external auditors' report thereon and the MD&A and reports its findings to the Board for consideration when the Board approves the consolidated financial statements and the MD&A for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors. The external auditors have full and free access to the Audit Committee.

        On behalf of the shareholders, the consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the external auditors, in accordance with Canadian generally accepted auditing standards. Their opinion is presented hereafter.

PHYLLIS YAFFE	DAVID LAZZARATO
Chief Executive Officer	Executive Vice President and Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of

Alliance Atlantis Communications Inc.

        We have audited the consolidated balance sheets of Alliance Atlantis Communications Inc. as at December 31, 2005 and 2004 and the consolidated statements of earnings (loss), deficit and cash flows for the years ended December 31, 2005 and December 31, 2004, and the nine-month period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005 and December 31, 2004, and the nine-month period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

March 20, 2006 Toronto, Canada	Chartered Accountants

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

	December 31, 2005	December 31, 2004
Assets
Cash and cash equivalents	110.6	55.0
Accounts and other receivables (note 26 and 27)	343.4	372.2
Investment in film and television programs (note 3 and 23)	578.9	567.3
Property and equipment (note 4)	39.7	43.7
Investments (note 5 and 26)	6.8	16.4
Future income taxes (note 18)	87.1	128.4
Other assets (note 6)	14.4	25.1
Loans receivable from tax shelters (note 2)	97.2	90.9
Broadcast licences (note 30)	106.0	108.7
Goodwill (note 10 and 25)	202.8	213.2

	1,586.9	1,620.9

Liabilities
Revolving credit facilities (note 7)	33.0	—
Accounts payable and accrued liabilities (note 22)	504.1	538.0
Income taxes payable	38.5	57.2
Deferred revenue	31.4	31.1
Term loans (note 8)	409.5	483.6
Tax shelter participation liabilities (note 2)	97.2	90.9
Minority interest	59.9	67.4

	1,173.6	1,268.2

Shareholders' Equity
Share capital and other (note 12)	732.7	725.7
Deficit	(310.3)	(372.5)
Cumulative translation adjustments (note 14)	(9.1)	(0.5)

	413.3	352.7

	1,586.9	1,620.9

Commitments and contingencies (note 24)

Approved by the Board of Directors

ANTHONY F. GRIFFITHS	ELLIS JACOB

The accompanying notes form an integral part of these consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(in millions of Canadian dollars — except per share amounts)

	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
Revenue
Broadcasting	283.4	245.9	162.4
Entertainment	341.5	258.7	169.8
Motion Picture Distribution	418.1	512.1	307.8
Corporate and Other	0.4	0.8	0.2

	1,043.4	1,017.5	640.2

Direct operating expenses	677.2	705.5	656.3

Direct profit (loss)
Broadcasting	159.2	132.7	92.6
Entertainment	118.2	74.8	(169.9)
Motion Picture Distribution	88.4	103.7	61.0
Corporate and Other	0.4	0.8	0.2

	366.2	312.0	(16.1)

Operating expenses
Selling, general and administrative	161.2	135.8	123.0
Stock based compensation (note 12)	12.1	16.7	1.7

	173.3	152.5	124.7

Earnings (loss) before undernoted and discontinued operations
Broadcasting	90.7	73.3	50.4
Entertainment	94.1	50.2	(198.3)
Motion Picture Distribution	46.0	72.9	43.7
Corporate and Other	(37.9)	(36.9)	(36.6)

	192.9	159.5	(140.8)

Amortization	18.0	21.3	50.0
Unusual items (note 11)	(0.8)	36.1	13.3
Interest (note 15)	26.3	58.2	62.4
Equity losses in affiliates	2.7	0.1	0.3
Minority interest	22.5	34.0	9.7

Earnings (loss) from operations before undernoted and discontinued operations	124.2	9.8	(276.5)
Dilution gains (note 16)	—	—	(145.1)
Investment losses (gains), net (note 16)	0.2	(2.4)	(1.0)
(Gain) loss on disposal of assets (note 9)	(4.1)	0.2	—
Foreign exchange losses (gains)	8.1	(22.4)	(20.6)

Earnings (loss) before income taxes and discontinued operations	120.0	34.4	(109.8)
Provision for income taxes (note 18)	49.1	0.6	44.1

Net earnings (loss) before discontinued operations	70.9	33.8	(153.9)
Discontinued operations, net of income taxes (note 17)	—	(4.1)	(15.7)

Net earnings (loss) for the period	70.9	29.7	(169.6)

Earnings (loss) per Common Share before discontinued operations (note 20)
Basic	$1.63	$0.78	$(3.60)
Diluted	$1.61	$0.78	$(3.60)

Earnings (loss) per Common Share (note 20)
Basic	$1.63	$0.69	$(3.96)
Diluted	$1.61	$0.68	$(3.96)

The accompanying notes form an integral part of these consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF DEFICIT

(in millions of Canadian dollars)

	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
Deficit — beginning of period	(372.5)	(402.2)	(232.6)
Net earnings (loss) for the period	70.9	29.7	(169.6)
Shares repurchased and cancelled under issuer bid (note 12g)	(8.7)	—	—

Deficit — end of period	(310.3)	(372.5)	(402.2)

The accompanying notes form an integral part of these consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Canadian dollars)

	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
Cash and cash equivalents provided by (used in)
Operating activities
Net earnings (loss) for the period	70.9	29.7	(169.6)
Items not affecting cash
Amortization of film and television programs (note 25f)	343.4	290.2	423.3
Amortization of development costs	1.2	4.4	39.4
Amortization of property and equipment	10.1	11.3	9.6
Amortization of other assets	4.9	9.8	7.8
Write down of broadcast intangible asset (note 6)	2.3	—	—
Write down of broadcast licenses	2.7	1.1	—
Loss on redemption of long-term debt	—	36.1	—
Provision on loans receivable	—	—	6.4
Dilution gains	—	—	(145.1)
Investment losses (gains), net (note 16)	0.2	(2.4)	(1.0)
(Gain) loss on disposal of assets (note 9)	(4.1)	0.2	—
Equity losses in affiliates	2.7	0.1	0.3
Minority interest	22.5	34.0	9.7
Future income taxes	41.3	(39.8)	23.3
Unrealized net foreign exchange losses (gains)	7.9	(24.7)	(30.1)
Stock based compensation	3.9	1.5	1.4
Investment in film and television programs (note 25f)	(380.8)	(310.8)	(219.6)
Development costs expenditures	(0.1)	(1.7)	(8.9)
Net changes in other non-cash balances related to operations (note 21)	(15.3)	(31.9)	(10.6)
Discontinued operations	—	2.1	14.6

	113.7	9.2	(49.1)

Investing activities
Purchases of property and equipment	(6.9)	(4.5)	(2.7)
Proceeds from sale of assets (note 9)	6.1	—	—
Proceeds from dilution of subsidiary	—	—	162.4
Business acquisitions (note 10)	—	(35.2)	—
Proceeds from sale of investments (note 16)	11.6	4.9	5.0
Purchases of investments	(4.4)	—	—
Discontinued operations	—	1.9	(3.2)
Other	—	0.6	3.0

	6.4	(32.3)	164.5

Financing activities
Proceeds from revolving credit facility	33.0	—	—
Repayment of term loans	(63.6)	(448.1)	(92.8)
Proceeds on term loans	—	440.9	72.9
Deferred financing costs	—	(8.5)	—
Issue of equity by subsidiary to minority interest	—	15.0	—
Distributions paid to minority interest	(26.1)	(22.7)	(2.7)
Issue of share capital	11.5	6.8	1.9
Shares purchased and cancelled under issuer bid	(17.1)	—	—
Discontinued operations	—	(0.7)	(1.2)

	(62.3)	(17.3)	(21.9)

Effect of exchange rate changes on cash and cash equivalents	(2.2)	—	—

Change in cash and cash equivalents	55.6	(40.4)	93.5
Cash and cash equivalents — beginning of period	55.0	95.4	1.9

Cash and cash equivalents — end of period	110.6	55.0	95.4

The accompanying notes form an integral part of these consolidated financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions of Canadian dollars — except share and per share amounts)

1.     NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  The Company is a broadcaster, creator and distributor of filmed entertainment content. As described in note 25, the Company's three principal business activities are Broadcasting, Entertainment and Motion Picture Distribution. Broadcasting consists of the Company's controlling ownership interest in and operation of 13 Canadian specialty television channels. Entertainment includes the Company's 50% interest, as co-owner and co-producer, of the CSI franchise. Entertainment also licences the Company's library of approximately 1,000 titles representing approximately 5,500 hours of programming rights to broadcasters, distributors and other users in various territories throughout the world. Motion Picture Distribution acquires and distributes films and television programs in Canada, the United Kingdom and Spain. The Company indirectly holds a 51% interest in Motion Picture Distribution Limited Partnership ("Distribution LP"). Movie Distribution Income Fund ("the Fund"), which is traded on the Toronto Stock Exchange ("TSX"), indirectly owns the other 49% limited partnership interest in Distribution LP. The Company consolidates the operations of Distribution LP into its results with a provision for minority interest.

  Change of year end    In December 2003, the Company changed its fiscal year end from March 31 to December 31. For comparison purposes, these financial statements include the audited results for the years ended December 31, 2005 and December 31, 2004 and the nine months ended December 31, 2003.

  Generally accepted accounting principles (GAAP)    These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

  Principles of consolidation    The consolidated financial statements include the accounts of Alliance Atlantis Communications Inc. and all of its subsidiaries and all variable interest entities ("VIEs") for which it is the primary beneficiary (see note 2a) with provision for minority interests, and its proportionate share of assets, liabilities, revenues and expenses for jointly controlled operations. Intercompany accounts and transactions among consolidated companies have been eliminated upon consolidation.

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

  Revenue from the sale of videocassettes and digital video discs ("DVDs") is recognized on delivery provided that all of the foregoing conditions are met. A provision is made for product returns and rebates based on historical trends.

  When a sales arrangement requires the delivery of more than one film or television program, the individual deliverables are accounted for separately, if applicable criteria are met. Specifically, revenue is allocated to each deliverable if reliable and objective evidence of fair value for each deliverable is available. The amount allocated to each unit is then recognized when each unit is delivered, provided that all other relevant revenue recognition criteria are met with respect to that unit. If, however, evidence of fair value is only available for undelivered elements, the revenue is allocated first to the undelivered items, with the remainder of the revenue being allocated to the delivered items, using the residual method. If evidence of fair value is only available for the delivered items, but not the undelivered items, the arrangement is considered a single element arrangement and revenue is recognized as the relevant recognition criteria are met.

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

  Amortization of investment in film and television programs is included in direct operating expenses in the consolidated statements of earnings (loss).

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

  The Company periodically reviews the way in which broadcast rights are amortized to ensure that amortization expense appropriately reflects the way in which these assets generate benefits to the specialty television channels. Effective January 1, 2004, all broadcast program rights are amortized on a straight-line basis as each airing of these programs is expected to generate similar benefit. In periods prior to January 1, 2004, an accelerated method of amortization was used for digital broadcast program rights as the later airings of these programs generated more benefit to the television channel than the initial airing. The amortization rates ranged from 10% to 100% in the first year to up to 40% in the fourth year. This change in estimate was accounted for prospectively from January 1, 2004 to all broadcast rights, with no restatement of prior period amounts. The impact of this change in estimate resulted in a $3.6 increase in direct operating expenses for the year ended December 31, 2004.

  Property and equipment    Property and equipment are carried at cost less accumulated amortization. Amortization is provided, commencing in the year after acquisition, using the following rates and methods:

Buildings	5% by declining balance
Furniture and other equipment	20% – 30% by declining balance
Computer equipment and software	30% by declining balance
Leasehold improvements	straight-line over the remaining term of the lease
Broadcasting equipment	straight-line over five years

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

  Other assets    Other assets include deferred financing charges, which are amortized on a straight-line basis over the term of each respective debt instrument. Other assets also include costs to obtain approval and gain carriage for the digital specialty television channels and a related franchise asset. These costs are amortized over the terms of the underlying agreement, which range from three to seven years. The costs to obtain approval for specialty broadcast licences are transferred to broadcast licences upon receipt of regulatory approval. The costs related to unsuccessful applications are expensed. Other assets also include intangible assets related to customer relationships, which are amortized over the remaining life of the contractual relationships, including potential renewals with the broadcasters.

  Other assets also include development costs which include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, are added to investment in film and television programs. Advances or contributions received from third parties to assist in development are deducted from these costs. Projects in development are written off at the earlier of the date determined not to be recoverable or when projects under development are abandoned, and three years from the date of the initial investment.

  Impairment of long-lived assets    When events or circumstances indicate potential impairment, long-lived assets, other than goodwill and broadcast licences, are written down to their fair value if the net carrying amount of the asset exceeds the net recoverable amount, calculated as the sum of undiscounted cash flows related to the asset.

  Government financing and assistance    The Company has access to several government programs, including investment tax credits, that are designed to assist film and television production and distribution in Canada. Effective January 1, 2004, amounts receivable in respect of production assistance are recorded as a reduction of investment in film and television programs (see note 2 (b)). Government assistance with respect to distribution rights acquired is recorded as a reduction of investment in film and television programs. Government assistance towards current expenses is included in earnings as a reduction of the corresponding expense. Investment tax credits are recorded as qualifying expenditures are made or as productions are completed provided there is reasonable assurance that the tax credits will be realized.

  Income taxes    Future income taxes are provided for using the liability method whereby future income taxes are recognized for the expected future income tax consequences of all significant temporary differences between the tax and financial statement bases of assets and liabilities.

  Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

  Foreign currency    Assets and liabilities denominated in currencies other than Canadian dollars are translated at exchange rates in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange for the year. Translation gains or losses are included in the determination of earnings except for gains or losses arising on the translation of the accounts of foreign subsidiaries considered to be self-sustaining and hedges of the net investments in such subsidiaries, which are recorded in cumulative translation adjustments.

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

  Stock based compensation plans    As discussed in note 12, the Company has stock based compensation plans, including a Stock Option Plan, a Performance Share Appreciation Plan ("PSAP"), a Deferred Share Unit Plan ("DSU Plan") and an Employee Share Purchase Plan.

  Compensation costs for stock options granted under the stock option plan to employees and non-employees are recognized using a fair value based method of accounting. When a stock option is granted, the fair value of the stock option is recorded as an expense with a corresponding increase to contributed surplus. The stock options vest in tranches ("graded vesting") and the expense is recognized by the Company using the accelerated method over the vesting period. Any consideration paid to the Company on exercise of stock options is credited to share capital and the fair value relating to those stock options previously recorded in contributed surplus is transferred to share capital.

  Compensation cost attributable to PSAP awards is recorded as an expense with a corresponding increase in accrued liabilities, and is measured at intrinsic value and amortized over the vesting period. Changes in the intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. When PSAP awards vest in one amount at a future point in time ("cliff vesting"), the expense is recognized by the Company on a straight-line basis over the vesting period. When PSAP awards graded vest, the expense is recognized by the Company using the accelerated method over the vesting period.

  Compensation expense for the Deferred Share Unit plan is recorded in the year the incentive award is earned by the plan participant with a corresponding increase in contributed surplus.

  In the case of the Employee Share Purchase Plan, the Company records the difference between the fair value of the shares issued and the amount paid by plan participants as a compensation expense. The compensation expense and the contribution paid by employees for the purchase of shares is credited to the Company's capital stock.

  In addition to the Alliance Atlantis Communications Inc. stock based compensation plans, as described in note 13, Distribution LP also has certain compensation plans including the Long Term Incentive Plan ("LTIP"), the Consideration Pool Plan, the Equity Bonus Pool Plan and the Capital Pool Plan.

  LTIP costs are accrued and recognized on a graded basis over the vesting period of the award. Payments to be made under the Consideration Pool Plan are recognized as compensation expense evenly throughout the term of this plan. Payments to be made under the Equity Bonus Pool Plan are recognized as a compensation expense evenly over the expected life of this plan. Payments to be made under the Capital Pool Plan are recognized as compensation expense evenly throughout the term of this plan.

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

  Comparative amounts    Certain amounts presented for the year ended December 31, 2004 and the nine months ended December 31, 2003 have been reclassified to conform to the presentation adopted in the current year.

2.     ACCOUNTING CHANGES

  (a)
  During the year ended December 31, 2005, the Company adopted the following accounting policies:

    Variable Interest Entities    Effective January 1, 2005, the Company adopted Accounting Guideline 15 ("AcG 15") — Consolidation of Variable Interest Entities issued by the Canadian Institute of Chartered Accountants ("CICA"). AcG 15 provides criteria for the identification of VIEs and further criteria for determining what entity, if any, should consolidate them. AcG 15 defines a VIE as an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or wherein the equity investors lack the characteristic of a controlling financial interest. VIEs are subject to consolidation by a company if that company is deemed the primary beneficiary of the VIE. The primary beneficiary is the party that is either exposed to a majority of the expected losses from the VIE's activities or is entitled to receive a majority of the VIE's residual returns or both.

    Prior to AcG 15, the Company consolidated all entities that it controlled through ownership of a majority of voting interests. Effective January 1, 2005, the Company implemented AcG 15, retroactively without the restatement of prior periods, and as a result the Company has consolidated entities in which it has control through ownership of a majority of the voting interests as well as all VIEs for which it is the primary beneficiary.

    Upon implementation of AcG 15, the Company concluded that it was not required to deconsolidate any of the entities previously consolidated. However the Company is the primary beneficiary of the following entities which had not previously been included in its consolidation.

    Production financing tax shelters    In 1995 the Company entered into various tax shelter arrangements that provided investors with certain tax benefits and also provided financing for the Company's production activities. Under these arrangements the Company sold the rights, title and interest to certain film and television programs to limited partnerships that would in turn grant the Company the exclusive rights to distribute the production for an extended period. The Company has provided loans to either directly or indirectly finance the equity of these partnerships. These loans bear interest at rates ranging from 6% to 10.9% and mature between 2010 and 2011. Additionally, the Company has agreed to repurchase the rights sold to the partnerships. As a result, the proceeds received from the sale of the film and television programs have been classified as an obligation on the balance sheet to satisfy these future obligations which are payable between 2010 and 2011. The obligation to make these future payments equals the amounts the Company has recorded in respect of the loans provided to finance the partnerships' equity and are essentially secured by these financing loans. The Company has historically reported these amounts on a net basis. However, as a result of the AcG 15 review, the Company determined that the assets and obligations of these tax shelters should have been reported on a gross basis in prior years. Accordingly, the Company has increased reported assets (loans receivable from tax shelters) and liabilities (tax shelter participation liabilities) by $90.9 at December 31, 2004. Under the terms of the arrangements among the parties, the loans receivable from the investors are to be settled with the proceeds received from the partnerships; accordingly, the arrangements are not expected to have any impact on the Company's cash flows.

    The Company has determined that the limited partnerships qualify as variable interest entities for the purposes of AcG 15 and has concluded that the Company is the primary beneficiary of these partnerships. As required by AcG 15, the Company has consolidated 18 limited partnerships into the financial statements. These partnerships hold only the rights, title and interest to film properties and do not have active operations.

    Production arrangement    In December 2003, the entertainment business materially reduced the size and scope of its production business. As a result, the Company entered into production arrangements with a third party production company to complete production on a television series. This production company is a VIE as it does not have sufficient equity financing. Under the arrangement, the Company has entered into a distribution deal with the production company and has agreed to give the entity a non-refundable minimum revenue guarantee which the Company is entitled to recover from future distribution revenues. The Company has a variable interest in this entity through its participation in future distribution revenues of the entity; this right exposes the Company to a majority of the expected losses of the entity. As required by AcG 15, the Company has consolidated this third party entity. The entity's only activity is the production of the Company's television series. At December 31, 2005, production on the series was still in progress, and the entity has commenced recognizing revenues and costs. The Company's maximum exposure to loss under the arrangement is limited to its minimum revenue guarantee payment of $2.4.

    Long-Term Incentive Plan    On May 12, 2005, Distribution LP created a trust, administered by a third party, to act as trustee for Distribution LP's Long-Term Incentive Plan ("LTIP") (see note 13). On May 13, 2005, Distribution LP transferred $4.4 in cash to the trust for exceeding certain 2004 defined distributable cash threshold amounts, subsequent to which the trustee acquired

    412,925 units of the Fund on the open market. One third of these units vested prior to December 31, 2005 and were distributed to the plan members. The remaining units are recorded at their carrying value of $2.9 and are held in the trust to be distributed under the terms of the LTIP. The trust is considered a VIE as the total capital invested in the trust at risk is not sufficient to permit the trust to finance its activities without additional support. Distribution LP holds a variable interest in the trust and has determined that it is the primary beneficiary of the trust and, therefore, consolidated the trust. Distribution LP has not guaranteed the value of the units held by the trust should the market value of the Fund's units decrease from the value at which the trust acquired the units.

    Details of the amounts recorded on the consolidated balance sheet at December 31, 2005 in respect of the above VIEs are summarized below and include the impact of the tax shelter limited partnerships, the production company and the LTIP trust.

Impact of the adjustments
Cash	(0.2)
Accounts receivable	1.8
Investments	2.9
Other assets	(0.5)
Investment in film and television programs	2.6
Loans receivable from tax shelters	97.2

Total assets	103.8

Accounts payable and accrued liabilities	2.4
Deferred revenue	0.1
Term loans	4.1
Tax shelter participation liabilities	97.2

Total liabilities	103.8

Revenue	0.6

Direct operating expenses	0.6

    The consolidation of the LTIP trust decreased the Company's other assets by $0.5, increased investments by $2.9 and accounts payable and accrued liabilities by $2.4.

    The consolidation of the production financing tax shelters increased the Company's loans receivable from tax shelters by $97.2 and resulted in a corresponding increase in tax shelter participation liabilities. These obligations are non-recourse to the Company and its other subsidiaries. The only impact on the consolidated statements of earnings is interest income earned on the loans receivable which was offset by interest expense on the participation liabilities.

    The consolidation of the production company decreased cash by $0.2 and increased investment in film and television programs by $2.6, accounts receivable by $1.8, term loans by $4.1, deferred revenue by $0.1 as well as increasing revenue by $0.6 and direct costs by $0.6. The increase in term loans is in respect of a $4.4 credit facility held by the production company that bears interest at a rate of prime plus 0.75% and is secured by the entity's production asset. The credit facility matures on December 31, 2006 and is non-recourse to the Company and its subsidiaries.

    The Company also identified the following significant VIEs, however it has determined that it is not the primary beneficiary of these entities and therefore these entities have not been consolidated.

    Interests held in a specialty television channel    In 2000 the Company acquired a 49% equity interest in a corporation operating a specialty television channel. The channel is not operated by the Company. In addition, the Company has made loans to the entity. The Company's maximum exposure to loss at December 31, 2005 is limited to the carrying amount of its loans receivable balance of $0.9 as the carrying amount of the investment in the entity was written off in prior periods. The Company is required to fund 49% of the entity's future financing requirements. At December 31, 2005 the entity had assets of $3.2.

    Sale leaseback arrangements    Between 1999 and 2004 the Company entered into various production financing arrangements with 13 United Kingdom limited partnerships whereby all rights, title and interests to certain film and television programs were sold to the limited partnerships that leased back to the Company the exclusive rights to distribute such programs for periods up to 15 years. The Company has placed cash on deposit with superior rated banks to fund these future lease payments. The Company's maximum exposure to loss is limited to the cash on deposit which is $131.2. The Company believes that the possibility of it being required to make payments under these arrangements is remote.

    Print & advertising tax shelters    Between 1993 and 2000 a subsidiary of the Company packaged theatrical distribution activities into limited partnerships and earned fees from the sale of these limited partnerships to investors. These partnerships were appointed by producers to develop and execute marketing campaigns for films. In exchange for these services the limited partnerships received distribution fees which were reinvested in a legal subsidiary of the Company. That legal subsidiary has an obligation to repay the partnerships and has placed the cash received on deposit with various international banks that have superior ratings. The Company is not required to absorb any of the variability associated with the deposits held by the legal subsidiary and is therefore not the primary beneficiary of the entity. At December 31, 2005 the entity had received cash from seven limited partnerships and had placed funds on deposit of $221.8. The Company's maximum exposure to loss under the arrangement is limited to its nominal equity investment in the legal subsidiary.

    Production services tax shelters    Between 1996 and 2000 the Company packaged production services into limited partnerships and earned fees from the sale of these partnerships to investors. The investors financed their purchase of units in the limited partnerships with bank loans. Under an Investor Loan Put Agreement the banks have the right, but not the obligation, to require a legal subsidiary of the Company to acquire the investor loans. The rights under the Investor Loan Put Agreements are exercisable between 2005 and 2009. The third party producers that benefited from production services provided by the limited partnerships will fund the acquisition price under the Investor Loan Put Agreement and have secured these obligations by placing funds on deposits with the banks to settle the acquisition price. Management has assessed its interests and obligations in the legal subsidiary that has entered into the Investor Loan Put Agreements and has concluded that they are nominal. In 2005 the banks exercised their right to require this legal subsidiary to acquire $98.5 in investor loans and as a result the legal subsidiary had total assets of approximately $98.5 at December 31, 2005 and a corresponding obligation to third party producers. The Company is no longer involved in arranging these types of structures. This is not expected to have an impact on the Company's current and future operations.

    Distribution deals    As part of distribution activities principally in the Entertainment group, the Company has acquired the distribution rights for certain film and television programs developed and owned by independent production entities which are VIEs as they do not have sufficient equity financing. The Company is entitled to retain a specified percentage of the future distribution revenues for a contractually agreed period of time. In certain instances the Company may provide an initial non-refundable minimum revenue guarantee to the VIE during the production phase which is expected to be recovered through future distribution revenues. These minimum revenue guarantees are reflected in the financial statements of the Company as an investment in film and television asset when they become payable. This amount represents the Company's maximum exposure to loss. The Company has a variable interest in these VIEs through its participation in future distribution revenues of the entity but these rights do not expose the Company to a majority of the expected losses or the expected residual returns of the VIEs. Due to the number of independent production entities involved in these arrangements and also because these entities are under the control of the independent producers, the Company has not been able to establish the aggregate size of these entities.

    Goodwill and indefinite life intangible asset impairment testing    During the year ended December 31, 2005, the Company changed the date on which it performs its annual impairment testing for broadcast licenses and goodwill from December 31 to September 30 (Distribution LP continues to perform its annual impairment testing on June 30). As a result of this change, the Company performs its annual impairment testing for broadcast licenses and goodwill at the end of its third quarter, consistent with the timing of the testing prior to the Company's change in year end (see note 1). This change in accounting policy had no impact on the Company's results of operations and financial position for the year ended December 31, 2005.

    During September 2004, the Securities and Exchange Commission ("SEC") staff issued EITF D-108, "Use of the Residual Method to Value Acquired Assets Other than Goodwill", which, among other things, required that a "direct" method be used to determine the fair value of intangible assets other than goodwill in connection with impairment testing under Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." The Company has applied this guidance for purposes of Canadian GAAP. Accordingly, effective January 1, 2005, the Company changed the valuation method used for its annual impairment testing of its broadcast licenses from the residual value method to a direct value method. This change in accounting policy has not been applied retroactively and had no impact on the Company's results of operations and financial position for the year ended December 31, 2005.

    As a result of the current year impairment testing, an impairment of $2.7 was recognized with respect to one of the Company's broadcast licenses. (see note 30).

    Financial Instruments    The CICA issued revisions to Handbook Section 3860, "Financial Instruments — Disclosure and Presentation". This standard was amended to require that certain obligations that may be settled at the issuer's option in cash or the equivalent value by a variable number of the issuer's own equity instruments be presented as a liability. The revisions to this standard were effective January 1, 2005. The adoption of this standard did not have an impact on the Company's results of operations or financial position.

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

      (i)
      The recognition of government financing and assistance changed from revenue to a reduction of the related production costs. The impact on the year ended December 31, 2004 was a reduction in revenue of $11.3, a reduction of direct operating expenses of $10.4 and a reduction of direct profit of $0.9.

      (ii)
      The amortization of interest previously capitalized of $1.0 for the year ended December 31, 2004 has been recorded as a direct operating expense rather than as interest expense.

      (iii)
      The amortization of broadcast program rights now begins when the program license window commences and not when the program is premiered. The impact on the year ended December 31, 2004 was an increase in direct operating expenses of $5.6.

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

  (c)
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

3.     INVESTMENT IN FILM AND TELEVISION PROGRAMS

	Broadcasting	Entertainment	Motion Picture Distribution	Total
December 31, 2005
Theatrical Release
Released, net of accumulated amortization	—	9.7	102.0	111.7
Not released	—	—	17.1	17.1
Advances on unreleased films	—	—	13.3	13.3
Acquired library, net of accumulated amortization	—	—	17.6	17.6
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	174.3	31.3	205.6
Acquired library, net of accumulated amortization	—	12.9	—	12.9
Programs in progress	—	5.2	—	5.2
Broadcasting rights, net of accumulated amortization	195.5	—	—	195.5

	195.5	202.1	181.3	578.9

	Broadcasting	Entertainment	Motion Picture Distribution	Total
December 31, 2004
Theatrical Release
Released, net of accumulated amortization	—	11.0	110.0	121.0
Not released	—	—	15.8	15.8
Advances on unreleased films	—	—	21.3	21.3
Acquired library, net of accumulated amortization	—	—	18.2	18.2
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	161.3	21.5	182.8
Acquired library, net of accumulated amortization	—	19.4	—	19.4
Programs in progress	—	3.6	—	3.6
Broadcasting rights, net of accumulated amortization	185.2	—	—	185.2

	185.2	195.3	186.8	567.3

  Included in the Motion Picture Distribution segment's released investment in film and television programs is $18.7 (December 31, 2004 — $17.2) of video and DVD inventory.

  The Company earns revenue from film and television programs which have been fully amortized and are not reflected on the balance sheet.

  The cost of the broadcasting rights is amortized over the contracted exhibition period, not to exceed four years, beginning when the license window commences.

  The Company expects that 36.5% of the costs related to released Entertainment film and television programs, net of amortization, will be amortized during the year ending December 31, 2006. The Company expects that 71.8% of the costs related to released Entertainment film and television programs, net of amortization, will be amortized during the three-year period ending December 31, 2008. The Company expects that over 90.0% of the costs related to Entertainment film and television programs will be amortized by December 31, 2010.

  The Company expects that 50.9% of the costs related to released Motion Picture Distribution film and television programs, net of amortization, will be amortized during the year ending December 31, 2006. The Company expects that 74.1% of the costs related to released Motion Picture Distribution film and television programs, net of amortization, will be amortized during the three-year period ending December 31, 2008. The Company expects that over 80.0% of the costs related to film and television programs will be amortized by December 31, 2009.

  The remaining period of amortization for the acquired libraries ranges from 14 to 20 years at December 31, 2005.

4.     PROPERTY AND EQUIPMENT

	December 31, 2005		December 31, 2004
	Cost	Accumulated amortization	Cost	Accumulated amortization
Buildings	—	—	0.3	—
Furniture and other equipment	18.6	13.2	20.1	13.7
Computer equipment and software	38.0	28.0	34.7	25.3
Leasehold improvements	36.4	18.2	37.4	16.6
Broadcasting equipment	24.6	18.5	22.8	16.0

	117.6	77.9	115.3	71.6

Net book value		39.7		43.7

  During the year ended December 31, 2005, Distribution LP and its partner sold two of the cinemas in the Alliance Atlantis Cinemas Partnership. (see note 9).

  In April 2003, one of the Company's joint ventures sold its investment in real estate for proceeds of $7.0. The Company continues to lease space in the property sold and accordingly its proportionate share of the gain on sale of $1.4 was deferred and is recorded as a reduction of rent expense over the term of the lease. Operating expenses include a reduction of rent expense of $0.2 (December 31, 2004 — $0.2; December 31, 2003 — $0.2) for the year ended December 31, 2005.

  In August 2003, upon consolidating its Toronto head office facilities, the Company recorded a charge of $8.3 related to the abandonment of a leased property. The amount was included in operating expenses and the earnings (loss) before undernoted in the consolidated statement of earnings (loss). The charge comprised lease termination costs amounting to $7.3 and the write off of leasehold improvements amounting to $1.0. Upon abandoning this leased property, terms of the existing head office lease were modified resulting in an extended lease term and related lease inducements. The benefit of these lease inducements is being recognized in earnings over the extended lease term and is included in accounts payable and accrued liabilities. (see note 22).

5.     INVESTMENTS

	December 31, 2005	December 31, 2004
At cost	6.2	16.1
On equity basis	0.6	0.3

	6.8	16.4

  (a)
  During the year ended December 31, 2005, the following transactions occurred:

    On May 12, 2005, Distribution LP created a trust, administered by a third party, to act as trustee for Distribution LP's LTIP (see note 13). On May 13, 2005, Distribution LP transferred $4.4 in cash to the trust for exceeding certain 2004 defined distributable cash threshold amounts, subsequent to which the trustee acquired 412,925 units of the Fund on the open market. One third of these units vested prior to December 31, 2005 and were distributed to the plan members. The remaining units are recorded as an investment at their carrying value of $2.9 and are held in the trust to be distributed under the terms of the LTIP.

    In July 2005, the Company converted its 679,498 Series 2-G Limited Partnership units in Cineplex Entertainment Limited Partnership to Units of the Cineplex Galaxy Income Fund. The Company subsequently sold these Units for total proceeds of $10.9, less commissions. The sale resulted in a gain of $0.9.

    During the year ended December 31, 2005, the Company also received proceeds of $0.8 related to earned distributions included in the value of the Cineplex Entertainment Limited Partnership investment at December 31, 2004.

    The Company recorded a pre-tax impairment charge of $1.7 on certain investments carried at cost.

  (b)
  During the year ended December 31, 2004, the following transactions occurred:

    The Company recorded impairment charges of $5.0 on certain of its investments carried at cost.

    As part of the November 2003 sale of the Company's investment in Galaxy Entertainment Inc. to the Cineplex Entertainment Limited Partnership, the Company received a right to receive 679,498 Series 2-G Limited Partnership Units if the Cineplex Entertainment Limited Partnership achieved certain cash flow targets. During the year ended December 31, 2004, these cash flow targets were met, and accordingly, an investment gain of $6.2 was recognized reflecting the change in fair value of the right. These Units had a carrying value of $14.70 per unit, the trading price on December 31, 2004. The fair value also included $0.8 in distributions earned but not yet received. (see note 16 (b)).

    In December 2004, the Company converted its 255,349 Series 1 Limited Partnership Units to Units of the Cineplex Galaxy Income Fund. The Company subsequently sold these units for proceeds of $3.7 resulting in a gain of $1.1.

6.     OTHER ASSETS

	December 31, 2005	December 31, 2004
Deferred financing costs (net of accumulated amortization of $3.7 (December 31, 2004 — $1.1))	8.0	11.1
Broadcasting intangible assets (net of accumulated amortization of $11.6 (December 31, 2004 — $8.0))	—	3.6
Other intangible assets (net of accumulated amortization of $4.6 (December 31, 2004 — $4.2))	2.4	4.7
Development costs	0.1	1.2
Prepaid expenses and other	3.9	4.5

	14.4	25.1

  Deferred financing costs include costs incurred in the issuance of the revolving credit facilities and Term Loan A and C Credit Facilities. These costs are amortized on a straight-line basis over the term of the debt with which they are associated.

  During the year ended December 31, 2005, the Company made prepayments on both the Term Loan A and C Credit Facilities. Deferred financing costs of $0.8 associated with the Term Loan A and C Credit Facilities have been expensed in connection with these prepayments which are included in interest expense in the consolidated statements of earnings (loss).

  In connection with a debt refinancing during the year ended December 31, 2004, the Company incurred $7.5 of costs, which have been deferred and are being amortized over the term of the respective debt to which they relate. The Company also expensed $11.9 in deferred financing costs associated with the senior subordinated notes which were repaid and $0.2 in deferred financing costs associated with the previous revolving credit facility. These amounts were included in unusual items. The remaining deferred financing costs of $1.6 associated with the previous revolving credit facility are being amortized on straight-line basis over the term of the new credit facilities.

  During the year ended December 31, 2004, Distribution LP incurred costs of $1.0 related to the restructuring of its credit facilities. These costs have been deferred and are being amortized over the term of the facilities. (see note 7).

  During the year ended December 31, 2005, the Company recorded an impairment charge of $2.3 related to its broadcasting intangible assets. The amount is included in amortization in the consolidated statements of earnings (loss).

  Broadcasting intangible assets represented direct costs incurred to obtain carriage for the digital broadcast channels launched during the year ended March 31, 2002 and costs to obtain access to franchises and to develop brands for certain branded television channels, financed primarily by long-term liabilities. During the year ended December 31, 2004 the Company wrote down $0.4 of other broadcasting intangible assets related to an unlaunched channel. The Company also transferred $0.4 to broadcast licenses upon the launch of the related channel in September 2004.

  Other intangible assets include an amount of the purchase price allocated to customer relationships upon the acquisition of Aurum Producciones S.A. ("Aurum") which is amortized over the remaining life of the contractual relationships, including potential renewals with broadcasters (see note 10). Other intangible assets also included acquired lease contracts for theatre locations, which were amortized on a straight-line basis over the period remaining in the locations' leases, which ranged from seven to 13 years.

7.     REVOLVING CREDIT FACILITIES

	December 31, 2005	December 31, 2004
Revolving credit facility — authorized	175.0	175.0
Revolving credit facility — drawn	—	—
Revolving credit facility — available	147.8	148.2
Distribution LP revolving credit facility — authorized	25.0	25.0
Distribution LP revolving credit facility — drawn	—	—
Distribution LP revolving credit facility — available	25.0	25.0
Distribution LP revolving term credit facility — authorized	50.0	50.0
Distribution LP revolving term credit facility — drawn	33.0	—
Distribution LP revolving term credit facility — available	17.0	50.0
  (a)
  Revolving credit facility:

    The revolving credit facility will mature on December 20, 2009. The facility is redeemable in all or in part at the option of the Company under certain conditions.

    Advances under the revolving credit facility bear interest at the Banker's Acceptance or LIBOR rate plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus a margin of up to 75 basis points.

    Substantially all the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the revolving credit facility.

    As at December 31, 2005, the Company had unused credit facilities aggregating $147.8 (December 31, 2004 — $148.2) net of outstanding letters of credit of $27.2 (December 31, 2004 — $26.8).

    The availability of the revolving credit facility is subject to the Company maintaining interest and consolidated indebtedness coverage ratios and certain other covenants.

  (b)
  Distribution LP revolving credit facilities:

    The Distribution LP revolving credit facility provides up to $25.0 in borrowings bearing interest at either the Canadian prime rate and the U.S. base rate plus a margin of 100 to 200 basis points or the Bankers' Acceptance rate and the LIBOR rate plus a margin of 200 to 300 basis points. The facility is a 364-day facility that can be extended for a further 364 days upon request and upon consent of lenders holding at least two-thirds of the revolving credit facility commitment. During 2005, the facility was extended for a further 364 days with a maturity date of October 9, 2006.

    The Distribution LP revolving term credit facility provides up to $50.0 in borrowings bearing interest at either the Canadian prime rate and the U.S. base rate plus a margin of 200 to 300 basis points or the Bankers' Acceptance rate and the LIBOR rate plus a margin of 300 to 400 basis points. The Distribution LP revolving term credit facility matures on October 15, 2006.

    The Distribution LP revolving term credit facility was established in May 2004 through an amended and restated credit agreement that authorized $25.0 in new credit and transferred $25.0 of the original term loan facility to the new revolving term credit facility. Distribution LP incurred banking fees of $1.0 as a result of the restructuring of the facilities, which have been deferred and are being amortized.

    Substantially all of the assets of Distribution LP and its wholly-owned subsidiaries have been pledged as security for borrowings under the revolving credit facility, revolving term credit facility and non revolving term facility, discussed in note 8.

    As at December 31, 2005, Distribution LP had unused credit facilities aggregating $42.0 (December 31, 2004 — $75.0).

    The availability of the revolving credit facility and revolving term credit facility is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

8.     TERM LOANS

	December 31, 2005	December 31, 2004
Term Loan A Credit Facility bearing interest at the Banker's Acceptance rate or LIBOR rate plus a margin ranging from 75 to 175 basis points and the Canadian prime rate and the US base rate plus up to 75 basis points, maturing December 20, 2009 (US$63.6) (December 31, 2004 — US$108.6)	74.0	130.6
Term Loan B Credit Facility bearing interest at the Banker's Acceptance rate or LIBOR rate plus a margin of 175 basis points, maturing December 20, 2011(US nil) (December 31, 2004 — US$250.0)	—	300.5
Term Loan C Credit Facility bearing interest at the Banker's Acceptance rate or LIBOR rate plus a margin of 150 basis points, maturing December 20, 2011(US$240.1) (December 31, 2004 — nil)	279.2	—
Distribution LP non-revolving term facility bearing interest at rates ranging from the Canadian prime rate and the US base rate plus a margin of 200 to 300 basis points and the Banker's Acceptance rate and LIBOR plus a margin of 300 to 400 basis points, maturing October 15, 2006	50.0	50.0
Industry and other term loans which are unsecured and have no fixed terms of repayment, bearing interest at various rates	5.1	1.0
Obligations under capital lease	1.2	1.5

	409.5	483.6

  On December 21, 2005 the Company amended its existing credit facility agreement. The Term Loan B was replaced with Term Loan C. This amendment allows for greater flexibility regarding the use of available funds and reduced the interest rate margin by 25 basis points. The Company expensed professional fees of $0.4 in connection with this amendment which were included in selling, general and administrative expenses in the consolidated statements of earnings (loss).

  The principal amount of all advances under the US$ denominated Term Loan A and Term Loan C (formerly Term Loan B) Credit Facilities are being repaid in 19 and 27 consecutive quarterly installments, respectively, which commenced June 30, 2005.

  Substantially all the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the Term Loan A and C Credit Facilities.

  The availability of Term Loan A and C Credit Facilities is subject to the Company maintaining interest and indebtedness coverage ratios and certain other covenants.

  On April 22, 2005 and July 28, 2005, the Company made voluntary repayments on both the Term Loan A and C Credit Facilities totalling US$43.9 and US$8.1, respectively.

  As a result of the April 22, 2005 and July 28, 2005 prepayments, the remaining 16 and 24 principal installments on both Term Loan A and C Credit Facilities, respectively, were adjusted.

  The Distribution LP non-revolving term facility is secured by substantially all of the assets of Distribution LP, including an assignment of Distribution LP's rights in the principal distribution output agreements and a pledge of Distribution LP's equity interests in each of its subsidiaries. Additionally, the obligations of Distribution LP under the credit agreement have been guaranteed by Movie Distribution Holding Trust ("Holding Trust"), a subsidiary of the Fund, and each of Distribution LP's direct and indirect wholly-owned subsidiaries. Such guarantees are secured by, in the case of Holding Trust, a pledge of its equity interests in Distribution LP and Motion Picture Distribution Inc. (the general partner of Distribution LP) and, in the case of the subsidiaries, a charge over substantially all of their assets, including pledges of all equity interests held by them.

  The availability of the non-revolving term facility is subject to Distribution LP's maintaining interest and consolidated indebtedness and net worth coverage ratios.

  Required principal repayments are as follows:

2006	65.9
2007	14.8
2008	26.5
2009	34.3
2010	2.8
Thereafter	265.2

409.5

9.     (GAIN) LOSS ON DISPOSAL OF ASSETS

  Distribution LP holds a 51% interest in Alliance Atlantis Cinemas, a partnership with Cineplex Entertainment Limited Partnership. During the year ended December 31, 2005, Distribution LP and its partner sold two of the cinemas in the partnership. A gain of $4.1 was recognized on the sale of two Cinemas, before deducting the share for minority interest. The sales generated cash proceeds of $5.9, net of closing costs and before deducting the share for minority interest, on assets with carrying values of $0.4 and intangible assets with carrying values of $1.4.

  During the year ended December 31, 2005, the Company sold a property for consideration of $0.2 net of closing costs resulting in a nominal gain.

10.   BUSINESS ACQUISITIONS

  During the year ended December 31, 2004, the following business acquisitions occurred:

  (a)
  On May 12, 2004 Distribution LP acquired 100% of the issued and outstanding shares of Aurum, a Spanish based company that distributes motion pictures in all media, for cash consideration of $55.2, which included $1.8 in cash expenses.

    The purchase price was funded through increased borrowing under Distribution LP's credit facility, and issuance of Ordinary LP Units. Distribution LP entered into an amended and restated credit agreement with its lenders to increase the authorized borrowing under its credit facilities from $100.0 to $125.0. The Fund completed a private placement of 1,436,000 units from treasury at a price of $10.45 per unit. The Fund applied the gross proceeds of the private placement to acquire 1,436,000 Ordinary LP Units of Distribution LP. In order to maintain its 51.0% interest in Distribution LP, the Company acquired 1,494,612 Ordinary LP Units of Distribution LP at $10.45 per unit, such that Distribution LP realized combined gross proceeds of $30.6 from the offering of Ordinary LP Units.

    The acquisition was accounted for under the purchase method and the results of operations have been included in the consolidated statement of earnings from the date of acquisition. The transaction resulted in an allocation to goodwill and other intangible assets of $65.4.

    During the year ended December 31, 2005, management of Distribution LP determined that an under-accrual of participation liabilities in the amount of $0.6 was recorded at May 12, 2004 as a result of the application of incorrect accrual rates. Management has revised the purchase price allocation to increase participation liabilities which has resulted in an increase of $0.6 in goodwill.

    The adjusted purchase price has been allocated as follows:

Net assets acquired
Cash	20.5
Accounts receivable	25.2
Investment in film and television programs
Released, net of accumulated amortization	39.1
Not released, Film advances	6.8
Property and equipment	0.5
Goodwill	62.5
Customer relationships	2.9
Future income taxes	3.8
Prepaid expenses and other assets	0.5

Total assets acquired	161.8

Less: liabilities assumed
Accounts payable and accrued liabilities	16.7
Distribution and participation liabilities	55.8
Deferred revenue	6.6
Revolving credit facility	27.5

Net assets acquired	55.2

    In addition, an over-accrual of $0.1 of participation liabilities accrued in the period from May 12, 2004 to December 31, 2004 was noted and adjusted by reducing accounts payable and accrued liabilities and participation expense in the current year by $0.1.

    Goodwill may be deductible for Spanish tax purposes to the extent that certain conditions are met. Once the conditions are met, Distribution LP will account for temporary tax differences when the goodwill becomes deductible. It is expected that the full carrying amount of the goodwill will be deductible.

    Distribution LP is pursuing resolution of certain matters and potential recovery of certain amounts. The amount of recovery, if any, cannot be determined at this time but may be material. Any recovery will, in addition to contributing cash to Distribution LP, result in a change in the purchase price allocation that will principally go to reduce goodwill. Should the recovery be materially less than Distribution LP anticipates, an impairment of goodwill associated with the acquisition may be required. An arbitration procedure under the rules of the London Court of International Arbitration has been initiated pursuant to the terms of the agreement of purchase and sale. Distribution LP expects to have a determination from the arbitration during 2006.

  (b)
  In June 2004, the Company purchased the remaining 5% minority interest in IFC Canada for cash and other consideration of $0.6. The acquisition has been accounted for by the purchase method and has resulted in an increase to goodwill of $0.6.

  (c)
  During the year ended December 31, 2004, the Company made revisions to certain purchase equations as a result of adjustments to exit and restructuring accruals made on the acquisition of certain subsidiaries. The revisions resulted in a decrease in goodwill of $1.7.

11.   UNUSUAL ITEMS

  (a)
  During the year ended December 31, 2005, the Company reversed an accrual of $0.8 for employee costs related to the Entertainment restructuring plan as it was no longer required. (see note 28).

  (b)
  During the year ended December 31, 2004, the Company refinanced its existing credit facilities and recorded a $12.1 write down of deferred financing costs associated with the previous senior revolving credit facility and senior subordinated notes, as well as a $24.0 redemption premium related to its senior subordinated notes.

  (c)
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

12.   SHARE CAPITAL AND OTHER

  (a)
  The authorized share capital of the Company at December 31, 2005 consists of the following Common Shares:

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

  (b)
  Share capital and other activity is summarized as follows:

	Number of shares		Value of shares
	Class A Voting Shares	Class B Non-Voting Shares	Class A Voting Shares	Class B Non-Voting Shares	Contributed Surplus	Total
Balance, March 31, 2003	3,775,752	38,923,288	52.7	661.3	0.1	714.1
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(561,741)	561,741	(7.8)	7.8	—	—
Shares issued from exercise of stock options and other employee programs	6,260	132,189	0.1	1.8	0.3	2.2
Stock option expense	—	—	—	—	0.8	0.8
Deferred share units expense	—	—	—	—	0.3	0.3

Balance, December 31, 2003	3,220,271	39,617,218	45.0	670.9	1.5	717.4
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(377,700)	377,700	(5.2)	5.2	—	—
Shares issued from exercise of stock options and other employee programs	2,500	392,246	—	6.7	—	6.7
Transfer of contributed surplus for exercised stock options	—	—	—	0.2	(0.2)	—
Stock option expense	—	—	—	—	1.1	1.1
Deferred share units expense	—	—	—	—	0.5	0.5

Balance, December 31, 2004	2,845,071	40,387,164	39.8	683.0	2.9	725.7
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(1,845,884)	1,845,884	(25.7)	25.7	—	—
Shares issued from exercise of stock options and other employee programs	6,260	548,289	—	10.7	0.8	11.5
Transfer of contributed surplus for exercised stock options	—	—	—	1.1	(1.1)	—
Stock option expense	—	—	—	—	3.2	3.2
Deferred share units expense	—	—	—	—	0.7	0.7
Shares purchased and cancelled under issuer bid	—	(496,500)	—	(8.4)	—	(8.4)

Balance December 31, 2005	1,005,447	42,284,837	14.1	712.1	6.5	732.7

    At December 31, 2005, the Company holds 25,122 Class B Non-Voting shares in treasury.

    On March 18, 2005, the Company completed a reorganization with four individual shareholders to simplify their holdings by converting certain of the Company's Class A Voting Shares into Class B Non-Voting Shares. Consistent with the structure of the previous holding company, a company owned by two individuals continues to jointly control the Company through a holding company that holds 670,995 Class A Voting Shares of the Company.

    The reorganization was reviewed and approved by the Company's Corporate Governance and Nominating Committee composed of three independent directors, as well as the Company's Board of Directors. The Company received regulatory approvals for the reorganization from the Canadian Radio-television and Telecommunications Commission ("CRTC"), the Ontario Securities Commission, the TSX and the NASDAQ National Market.

    The Company incurred costs totalling $0.5 in connection with this restructuring which were included in selling, general and administrative expenses in the consolidated statements of earnings (loss).

  (c)
  The Company has employee stock option plans which provide for the issuance of up to 3,607,670 Class B Non-Voting Shares as at December 31, 2005. These stock options generally vest in equal annual amounts over four to five years.

    No stock options are exercisable for periods of more than 10 years after date of grant. Stock options granted under the stock option plans cannot have an exercise price less than the closing market price of the Class B Non-Voting Shares on the last trading date preceding the date of the grant.

    Stock option activity for the nine months ended December 31, 2003 and the years ended December 31, 2004 and December 31, 2005 is as follows:

	Number of Options
				Weighted Average Exercise Price
	Voting	Non-Voting	Total
Outstanding at March 31, 2003	17,312	2,639,730	2,657,042	20.75
Granted	—	272,000	272,000	13.57
Exercised	(8,552)	(139,275)	(147,827)	14.35
Forfeited	—	(109,400)	(109,400)	31.20
Expired	—	(85,750)	(85,750)	21.67
Outstanding at December 31, 2003	8,760	2,577,305	2,586,065	19.98
Granted	—	223,000	223,000	24.19
Exercised	(2,500)	(400,996)	(403,496)	16.05
Forfeited	—	(78,875)	(78,875)	18.08
Expired	—	—	—	—
Outstanding at December 31, 2004	6,260	2,320,434	2,326,694	21.01
Granted	—	501,500	501,500	32.56
Exercised	(6,260)	(547,289)	(553,549)	19.36
Forfeited	—	(81,250)	(81,250)	27.43
Expired	—	—	—	—
Outstanding at December 31, 2005	—	2,193,395	2,193,395	23.83
Exercisable at December 31, 2005	—	1,450,395	1,450,395	22.03
Exercisable at December 31, 2004	6,260	1,630,781	1,637,041	22.63
Exercisable at December 31, 2003	8,760	1,710,493	1,719,253	22.46

    At December 31, 2005, 2,193,395 stock options were outstanding with exercise prices ranging from $12.00 to $36.00 with a weighted average remaining contractual life of 5.5 years. The stock options, by range of exercise price, are as follows:

          Stock Options Outstanding at December 31, 2005

Range of Exercise Prices	Number of Options	Weighted Average Contractual Life	Weighted Average Exercise Price
$12.00 to 18.00	529,895	5.1	13.80
$18.01 to 27.00	1,142,000	4.1	24.85
$27.01 to 36.00	521,500	8.9	31.77

          Stock Options Exercisable at December 31, 2005

Range of Exercise Prices	Number of Exercisable Options	Weighted Average Exercise Price
$12.00 to 18.00	407,145	13.83
$18.01 to 27.00	1,001,500	25.06
$27.01 to 36.00	41,750	27.62

    The fair value of each employee stock option is estimated on the date of grant using the Black-Scholes Option-Pricing Model. The following is the average of the assumptions that were used for employee stock options granted during the year ended December 31, 2005: expected dividend yield of 0.0% (December 31, 2004 — 0.0%; December 31, 2003 — 0.0%), weighted average expected volatility of 34.7% (December 31, 2004 — 39%; December 31, 2003 — 41.1%), weighted average risk-free interest rate of 3.6% (December 31, 2004 — 3.9%; December 31, 2003 — 4.0%) and weighted average expected life of 5.0 (December 31, 2004 — 5.0; December 31, 2003 — 5.0) years.

    The weighted average fair value of the stock options granted during the year ended December 31, 2005 was $12.06 (December 31, 2004 — $9.93; December 31, 2003 — $5.68) per option. The resulting compensation expense relating to stock options during the year ended December 31, 2005 was $3.2 (December 31, 2004 — $1.1; December 31, 2003 — $0.8).

    As the provisions of the CICA Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments" have not been applied to stock options granted to employees prior to April 1, 2002, the resulting compensation expense on options granted subsequent to March 31, 2002 may not be representative of future amounts since the estimated fair value of these employee stock options on the date of grant is recorded as an expense over the vesting period and additional options may be granted in future years.

  (d)
  Effective April 1, 2003, the Company implemented a PSAP. Upon receiving an award grant, it was in the discretion of the recipient whether to receive the award in either PSAP Units or PSAP Options. To date, all recipients under the PSAP have elected to receive their awards in PSAP Units which entitle the recipient to cash payments if certain conditions are met.

    The PSAP provided that PSAP awards were tied to the Class B Non-Voting share price enhancement and performance of the Class B Non-Voting shares relative to the performance of the S&P/TSX composite index. However, effective December 19, 2005, the TSX announced a substantial change to the composition of the S&P/TSX Composite Index when it added certain income trusts and a few other companies. Management, in consultation with Mercer Human Resource Consulting, the Corporation's compensation consultants, recommended that an administrative amendment be made to the PSAP, so that the performance of the Corporation be measured against the S&P/TSX Equity Index, which was created by the TSX effective December 19, 2005. The Equity Index is made up of all of the equity constituents of the S&P/TSX Composite Index prior to the addition of the income trusts and more closely resembles the S&P/TSX Composite Index that existed at the time of the creation of the plan. The board of directors approved the amendment effective December 19, 2005. This change in the PSAP had no material impact on the Company's results of operations and financial position for the year ended December 31, 2005.

    The term of a PSAP Unit is three years. Except as noted below, 100% of PSAP Units granted will vest 1/3 per year commencing on the first anniversary of the grant date. If an election is made by a participant at the time of grant, or in the case of the Executive Chairman, PSAP Units will vest as follows: 16.7% to vest on each of the first two anniversaries of the grant date and 66.6% to vest on the third anniversary of the grant date. Vested PSAP Units may be exercised within 10 business days after each calendar quarter. If no election is made to exercise, the vested PSAP Units will be rolled-over and will not be eligible for exercise until the end of the following calendar quarter except at the end of the term. At the option of the participant, PSAP Units will accelerate and become immediately exercisable upon a change of control of the Company. PSAP Options have the same basic terms as PSAP Units except that they are exercisable into Class B Non-Voting Shares upon payment of the applicable exercise price. Only non-treasury shares will be used to satisfy PSAP Option exercises, unless otherwise determined by the Board and subject to applicable regulatory and shareholder approvals.

    PSAP Unit activity for the nine months ended December 31, 2003, the years ended December 31, 2004 and December 31, 2005 is as follows:

	PSAP Units	Weighted Average Exercise Price
Outstanding at March 31, 2003	—	—
Granted	620,000	17.50
Outstanding at December 31, 2003	620,000	17.50
Granted	802,000	19.82
Exercised	(24,975)	17.50
Outstanding at December 31, 2004	1,397,025	18.83
Granted	—	—
Exercised	(358,475)	18.58
Outstanding at December 31, 2005	1,038,550	18.92
Exercisable at December 31, 2005	330,502	19.14
Exercisable at December 31, 2004	332,001	18.90
Exercisable at December 31, 2003	—	—

    The resulting compensation expense related to PSAP Units during the year ended December 31, 2005 was $5.8 (December 31, 2004 — $15.1; December 31, 2003 — $0.6). At December 31, 2005, $14.8 (December 31, 2004 — $15.5) related to the PSAP is included in accounts payable and accrued liabilities. During the year ended December 31, 2005, the Company made payments of $6.5 related to the PSAP.

    The Company did not grant any PSAP units during the year ended December 31, 2005. As at December 31, 2005, 1,038,550 PSAP Units were outstanding with a weighted average remaining contractual life of 0.7 years.

  (e)
  The Company has a DSU Plan, which is administered by the Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee (the "HR Committee") of the Board of Directors of the Company. Under the DSU Plan, any director or senior officer of the Company may elect to have any amounts payable to that person (including directors' fees, annual salary and bonus) by the Company paid in the form of deferred share units ("DSUs"). The number of DSUs received by a participant is determined by dividing the amount of the remuneration to be paid in the form of DSUs on that date (the "Purchase Date") by the fair market value of the Company's Class B Non-Voting Shares on the Purchase Date. Upon termination of a participant's service, a participant may receive, at his or her election, but subject to the discretion of the HR Committee, either:

  (i)
  cash equal to the number of DSUs credited to the participant's account multiplied by the fair market value of the Class B Non-Voting Shares on the date the notice of redemption is filed by the participant (the "Redemption Date"); or

  (ii)
  the number of Class B Non-Voting Shares equal to the amount described in (i) divided by the fair market value of the Class B Non-Voting Shares on the Redemption Date (such as shares to be purchased in the public market).

    During the year ended December 31, 2005, in the aggregate, the Company's directors elected to receive approximately 78% of their director's fees in the form of DSUs. Accordingly, 22,259 DSUs were issued during the year ended December 31, 2005, which have been credited to contributed surplus. At December 31, 2005, 102,816 (December 31, 2004 — 80,557) aggregate issueable DSUs were outstanding.

    The Company expensed $0.7 of stock based compensation related to the DSU Plan which was included in stock based compensation in the consolidated statements of earnings (loss).

  (f)
  The Company has a Share Purchase Plan under which eligible directors, employees and consultants may purchase Class B Non-Voting Shares equal to or less than 10% of the persons' annual salary for the year in which the purchase is made. The exercise price is determined by the Board of Directors. The Company may, at its option, cause Class B Non-Voting Shares to be purchased in the market to satisfy the purchase rights rather than issuing shares from treasury. During the year ended December 31, 2005, the Company issued 24,375 shares under the Share Purchase Plan.

  (g)
  On December 16, 2005, the Company announced that the TSX accepted its notice setting out its intention to renew its existing normal course issuer bid for a one year period. The authorized normal course issuer bid allows the Company to purchase for cancellation up to 50,272 Class A Voting Shares, representing approximately 5% of the issued and outstanding Voting Shares of the Company and up to 4,093,942 Class B Non-Voting Shares, representing 10% of the public float of the Company's Non-Voting Shares. Purchases may be made during the 12 month period commencing December 20, 2005 and ending no later than December 19, 2006 through the facilities of the TSX, in accordance with all regulatory requirements.

    During the year ended December 31, 2005, the Company repurchased 496,500 Class B Non-Voting Shares. The Class B Non-Voting shares were repurchased at an average price of $34.29 per share and were cancelled. Of the total amount of $17.1 repurchased, $8.4 was applied to reduce capital stock based on the weighted-average stated capital per share with the excess of $8.7 being charged to retained earnings.

13.   DISTRIBUTION LP COMPENSATION PLANS

  (a)
  Company funded plans:

    The Company has established a Consideration Pool Plan, an Equity Bonus Pool Plan and a Capital Pool Plan for the benefit of certain qualifying employees of Distribution LP. The Company will fund 100% of these compensation plans, not Distribution LP. Distribution LP will account for the payments made and the stock options granted under these plans as capital contributions. The expense for these plans is recorded in Distribution LP.

    Consideration Pool Plan    Under the Consideration Pool Plan, participating Distribution LP employees will be entitled to cash retention payments of up to $6.0 to be paid over four annual installments, commencing in February 2005 and terminating January 2008. Payments to be made under this Plan will be recognized as compensation expense as earned by the participating employees throughout the term of this plan. For the year ended December 31, 2005, Distribution LP recognized $3.5 of compensation expense under the Consideration Pool Plan (December 31, 2004 — nil).

    Equity Bonus Pool Plan    Under the Equity Bonus Pool Plan, participating employees will be entitled to cash awards of up to $10.0 upon conversion or sale of Subordinated LP Units of Distribution LP owned by the Company. Payments to be made under this plan will be recognized as a compensation expense as earned by the participating employees over the expected life of the plan, which is based on management's estimate of the Conversion Date (as defined in the Limited Partnership Agreement). For the year ended December 31, 2005, Distribution LP recognized $2.5 of compensation expense under the Equity Bonus Pool Plan (December 31, 2004 — nil).

    Capital Pool Plan    Under the Capital Pool Plan, participating employees will be granted up to 600,000 options to purchase preferred shares of a subsidiary of the Company at an exercise price of $0.01 per share.

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

    For the year ended December 31, 2005, Distribution LP recognized $2.9 of compensation expense under the Capital Pool Plan (December 31, 2004 — $0.2).

    As a result of the establishment of the above noted employee compensation plans, the Distribution LP Long Term Incentive Plan was amended in February 2005, retroactive to January 2004.

  (b)
  Distribution LP funded plans:

    Distribution LP Long Term Incentive Plan    Effective January 1, 2004, Distribution LP established a LTIP plan for the benefit of certain key employees and officers of Distribution LP. Under the LTIP agreement, Distribution LP will contribute cash to the Plan Trustee, based upon the amount, if any, by which the Fund's distributable cash per unit for the entire year, exceeds certain defined distributable cash per unit threshold amounts. The Plan Trustee uses the entire amount transferred to purchase Fund units on the open market and holds the Fund units until such time as ownership vests to each participant. One third of the units held in trust will vest 30 days after the Trustees of the Fund approve the audited financial statements for the corresponding year and one-third will vest on each of the two subsequent anniversaries of that date. LTIP participants will be entitled to receive distributions on all Fund units held for their account prior to the applicable vesting date. Unvested units held by the Trustee for LTIP participants will be forfeited if the participant resigns or is terminated for cause prior to the applicable vesting date and those Fund units will be sold and the proceeds returned to Distribution LP and excluded from future LTIP calculations.

    As discussed in note 2, the LTIP is consolidated as a variable interest entity.

    The LTIP provides for awards that may be earned based on the amount by which Distribution LP's distributable cash per unit exceeds a target distribution amount of $1.15 per unit per annum. The base distributable cash amount is subject to adjustment at least every three years. On May 13, 2005, Distribution LP transferred $4.4 in cash to the trust for exceeding certain 2004 defined distributable cash threshold amounts, subsequent to which the trustee acquired 412,925 units of the Fund on the open market. One third of these units vested prior to December 31 2005 and were distributed to the plan members. The remaining units are recorded at their carrying value of $2.9 and are held in trust to be distributed under the terms of the LTIP. These remaining units are recorded as an investment.

    The percentage amount of the excess, which forms the LTIP incentive pool, is calculated as follows:

Excess Amount Percentage	Incentive Amount Percentage
Zero to 5%	5% of any excess amount
> 5% to 10%	5% of any excess amount to 5% 10% of any excess amount over 5%
>10% to 20%	5% of any excess amount to 5% 10% of any excess amount over 5% to 10% plus 20% of any excess amount over 10% to 20%
>20%	5% of any excess amount to 5% 10% of any excess amount over 5% to 10% plus 20% of any excess amount over 10% to 20%, plus 30% of any excess amount over 20%

    LTIP costs are estimated at the grant date based on expected performance results and then accrued and recognized on a graded basis over the vesting period. The effects of changes in estimates of performance results are recognized in the period of change. Forfeitures are recognized as they occur as a reduction to compensation costs. For the year ended December 31, 2005, the Distribution LP recognized $1.2 of compensation expense under the LTIP (December 31, 2004 — $2.8).

14.   CUMULATIVE TRANSLATION ADJUSTMENTS

  An analysis of the cumulative translation adjustments shown separately in shareholders' equity is as follows:

	December 31, 2005	December 31, 2004
Balance — beginning of period	(0.5)	3.8
Effect of exchange rate variation on translation of net assets of self-sustaining foreign operations	(13.5)	(18.7)
Effect of exchange rate variation on long-term debt designated as a hedge of certain net investments in self-sustaining foreign operations, net of tax of $1.1 (December 31, 2004 — $3.2)	4.9	14.4

Balance — end of period	(9.1)	(0.5)

15.   INTEREST

	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
Revolving credit facilities	2.8	4.2	7.0
Term loans	29.4	4.8	7.0
Senior subordinated notes	—	50.3	39.5
Interest (income) and other	(9.1)	(4.8)	(0.7)
Interest capitalized during the year	—	(1.6)	(6.4)
Amortization of interest previously capitalized	—	—	10.6

	23.1	52.9	57.0
Amortization of deferred financing costs	3.2	5.3	5.4

	26.3	58.2	62.4

  Effective January 1, 2004, the amortization of investment in film and television programs includes the amortization of interest previously capitalized (see note 2 (b)).

  The weighted average interest rate for the year ended December 31, 2005 was 5.2% (December 31, 2004 — 11.1%; December 31, 2003 — 10.3%).

  During the year ended December 31, 2005, the Company paid interest of $31.3 (December 31, 2004 — $61.0; December 31, 2003 —  $67.8).

16.   INVESTMENT LOSSES (GAINS), NET AND DILUTION GAINS

  (a)
  During the year ended December 31, 2005, the following transactions occurred:

  (i)
  In July 2005, the Company converted its 679,498 Series 2-G Limited Partnership units in Cineplex Entertainment Limited Partnership to Units of the Cineplex Galaxy Income Fund. The Company subsequently sold these Units for total proceeds of $10.9, less commissions. The sale resulted in a gain of $0.9.

  (ii)
  The Company recorded a pre-tax impairment charge on certain investments carried at cost totalling $1.7.

  (iii)
  In November 2005, the Company sold one of its investments carried at cost for $0.6, resulting in a gain of $0.6.

  (b)
  During the year ended December 31, 2004, the following transactions occurred:

  (i)
  As part of the sale of the Company's investment in Galaxy Entertainment Inc. to the Cineplex Entertainment Limited Partnership, the Company received a right to receive an additional 679,498 Series 2-G Limited Partnership Units if the Cineplex Entertainment Limited Partnership achieved certain cash flow targets. During the year ended December 31, 2004, these cash flow targets were met, and accordingly, an investment gain of $6.2 was recognized reflecting the change in fair value of the right.

    In December 2004, the Company converted its 255,349 Series 1 Limited Partnership Units to Units of Cineplex Galaxy Income Fund. The Company subsequently sold these units for proceeds of $3.7 resulting in a gain of $1.1.

    (ii)
    The Company recorded a loss as a result of a settlement with respect to warrants the Company held in a publicly traded company, Point.360. The Company returned the warrants to Point.360 and settled all other matters for gross proceeds of $0.7. Costs incurred to settle the matters totaled $0.5, resulting in a loss of $1.1.

    (iii)
    The Company recorded pre-tax impairment charges on its investments carried at cost totalling $5.0.

    (iv)
    The Company recorded a gain of $1.2 as a result of cash received upon the dissolution of a long-term investment. The investment had a carrying value of nil.

  (c)
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

    (iii)
    In November 2003 the Company sold its investment in Galaxy Entertainment Inc. to the Cineplex Entertainment Limited Partnership, resulting in a gain to the Company of $6.3.

    (iv)
    Other assets included a warrant to purchase shares in a publicly traded company, Point.360. In December 2003 an investment gain of $0.5 was recognized in marking this warrant to market.

    (v)
    The Company recorded an impairment charge of $3.6 to one of its equity accounted investments.

17.   DISCONTINUED OPERATIONS

  As part of the Entertainment restructuring plan in December 2003 (see note 28), a decision was made to sell the Company's post-production businesses. Accordingly, the results of operations and financial position for the post-production businesses (the "Discontinued Businesses") have been reported as discontinued operations.

  During the year ended December 31, 2004, the Company sold its post-production businesses for total consideration of $3.3 resulting in a loss on sale of $1.1, net of tax of nil on the statement of earnings. Included in the determination of losses was $0.7 of goodwill allocated to discontinued operations.

  In December 2003, the Company recorded a write down of $11.8 to property and equipment and recorded an accrual of $0.9 for severance and professional fees. During the year ended December 31, 2004, the Company recorded a further $0.7 in severance and professional fees. As at December 31, 2004, all of these amounts were paid.

  The following table presents selected financial information for the Discontinued Businesses:

	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
Revenue	—	3.7	11.3
Direct profit	—	—	3.0
Loss on write down of property and equipment	—	—	(11.8)
Loss before income taxes	—	(5.5)	(14.9)
Provision for (recovery of) income taxes	—	(1.4)	0.8
Loss from discontinued operations	—	(4.1)	(15.7)
Basic loss per common share	—	$(0.10)	$(0.37)
Diluted loss per common share	—	$(0.09)	$(0.37)

18.   INCOME TAXES

  The differences between the effective tax rate for the provision for income taxes and the Canadian statutory income tax rate are as follows:

	Year Ended December 31, 2005	Year Ended December 31, 2004	Nine Months ended December 31, 2003
Corporate statutory rate of income tax	36.1%	36.1%	36.6%
Provision for (recovery of) income taxes at statutory rate	43.3	10.4	(45.7)

Adjusted for the effect of:
Dilution gain	—	—	(43.5)
Foreign operations subject to different income tax rates	(0.1)	(1.6)	20.7
Non-deductible stock based compensation expenses	4.4	0.4	0.3
Other expenses not deductible for income tax purposes	3.9	6.3	3.9
Change in income tax rate for future income taxes	0.2	—	(10.5)
Change in valuation allowance	(5.2)	(22.1)	46.6
Adjustment to prior year estimate	—	4.3	70.9
Other	2.6	2.9	1.4

	49.1	0.6	44.1

  The components of future income tax assets, net of valuation allowances, and liabilities comprise:

	December 31, 2005	December 31, 2004
Future income tax assets:
Property and equipment	7.6	8.0
Distribution and participation liabilities	6.8	8.3
Loss carryforwards	113.5	132.8
Investment in film and television programs	29.5	38.0
All other	19.7	33.0

	177.1	220.1
Valuation allowance	(46.4)	(51.6)

	130.7	168.5

Future income tax liabilities:
Broadcast licences	18.5	18.5
All other	25.1	21.6

	43.6	40.1

Net future income taxes	87.1	128.4

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

  The Company has Canadian income tax losses available for carry forward that expire as follows:

2006	3.7
2007	51.6
2008	14.8
2009	77.7
2010	51.0
2011	—
2012	—
2013	—
2014	51.6
2015	34.3

284.7

  The Company has income tax losses available for carry forward in the United States of $6.9 that will begin to expire in 2024. The Company has income tax losses available for carry forward in the United Kingdom of $2.9 that can be carried forward indefinitely. The Company also has income tax losses available for carry forward in Spain of $18.9 that will begin to expire in 2019.

  The provision for (recovery of) income taxes comprises:

	Year Ended December 31, 2005	Year Ended December 31, 2004	Nine Months ended December 31, 2003
Current income taxes	7.3	42.8	21.0
Future income taxes	41.8	(42.2)	23.1

	49.1	0.6	44.1

  During the year ended December 31, 2005, the Company paid income taxes of $23.6 (December 31, 2004 — $20.2; December 31, 2003 — $11.0).

19.   JOINT VENTURES

  The Company has investments in joint ventures in certain broadcast businesses, a structured filmed entertainment financing business and a jointly controlled television production.

  The Company's proportionate share of the total assets, liabilities and results of operations of the joint ventures for the years ended December 31, 2005 and December 31, 2004, and the nine months ended December 31, 2003 is as follows:

	Year Ended December 31, 2005	Year Ended December 31, 2004	Nine Months ended December 31, 2003
Assets	123.0	78.9	114.4
Liabilities	6.6	12.9	16.9
Revenue	129.3	90.0	38.9
Direct operating expenses	77.1	53.4	24.2
Operating expenses	5.5	5.7	4.3
Amortization, interest and income taxes	10.4	7.6	9.7
Net earnings (loss)	36.3	23.3	1.9
Cash flow from operating activities	5.8	5.5	4.5
Cash flow from financing activities	(5.8)	(5.5)	(4.4)

20.   EARNINGS (LOSS) PER COMMON SHARE

  Earnings (loss) per common share before discontinued operations is calculated as follows:

	Year Ended December 31, 2005	Year Ended December 31, 2004	Nine Months ended December 31, 2003
Numerator for basic earnings (loss) per common share:
Net earnings (loss) before discontinued operations for the period	70.9	33.8	(153.9)
Denominator for basic earnings (loss) per common share:
Weighted average number of common shares (in millions)	43.5	43.1	42.8

Basic earnings (loss) per common share before discontinued operations	$1.63	$0.78	$(3.60)

Numerator for diluted earnings (loss) per common share:
Net earnings (loss) before discontinued operations for the period	70.9	33.8	(153.9)

Denominator for diluted earnings (loss) per common share:
Weighted average number of common shares (in millions)	43.5	43.1	42.8
Stock options (in millions)	0.6	0.5	—

Shares used in computing diluted earnings (loss) per common share (in millions)	44.1	43.6	42.8

Diluted earnings (loss) per common share before discontinued operations	$1.61	$0.78	($3.60)

  In the nine months ended December 31, 2003, the effect of potentially dilutive stock options was excluded from the computation of diluted loss per share, as they are anti-dilutive to the basic loss per common share.

21.   STATEMENTS OF CASH FLOW SUPPLEMENTAL INFORMATION

	Year Ended December 31, 2005	Year Ended December 31, 2004	Nine Months ended December 31, 2003
Change in:
Accounts receivable	26.6	5.6	12.9
Accounts payable and accrued liabilities	(24.7)	(71.1)	(27.3)
Deferred revenue	0.3	4.9	(14.7)
Income taxes payable	(18.7)	26.3	20.9
Other	1.2	2.4	(2.4)

Net change in other non-cash balances related to operations	(15.3)	(31.9)	(10.6)

22.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2005	December 31, 2004
Trade payables	42.2	51.8
Program related payables	100.7	102.9
Distribution and participation liabilities	200.7	208.2
Other accrued liabilities	160.5	175.1

	504.1	538.0

  Included in program related payables and other accrued liabilities is US$1.2 (December 31, 2004 — US$13.4) of production related financing and $4.2 (December 31, 2004 — $3.9) of long-term liabilities pertaining to the acquisition of certain broadcasting intangible assets. These non-interest bearing liabilities are unsecured and repayable in installments over the period from 2006 to 2007, with interest imputed at 13% and are recorded at fair value. During the year ended December 31, 2005, the Company recorded imputed interest of $0.5 (December 31, 2004 — $1.1; December 31, 2003 — $2.6). The Company expects these liabilities to be repaid as follows:

2006	4.9
2007	0.7
2008	—
2009	—
2010	—
Due Subsequent	—

5.6

  Included in other accrued liabilities at December 31, 2005 is $1.9 (December 31, 2004 — $4.4) for lease termination costs related to the consolidation of the Toronto head office facilities. Changes in this balance during the year ended December 31, 2005 are as follows:

Balance, December 31, 2004	4.4
Interest accretion	0.3
Payments made during year ended December 31, 2005	(2.8)

Balance, December 31, 2005	1.9

  The Company expects that $69.7 of accrued distribution and participation liabilities will be paid during the year ended December 31, 2006.

23.   GOVERNMENT FINANCING AND ASSISTANCE

  Broadcasting's investment in film and television programs includes a reduction of $2.5 related to tax credits relating to production activities (December 31, 2004 — $1.3).

  Entertainment's investment in film and television programs includes a reduction of nil related to production financing from government agencies for the year ended December 31, 2005 (December 31, 2004 — $3.6). In years previous to 2004, as described in note 2(b), this amount was included as revenue (December 31, 2003 — $9.2). This financing is related to equity participation by government agencies and is repayable from distribution revenue of the specific productions for which the financing was made. In addition, investment in film includes a reduction of $2.1 related to government grants (December 31, 2004 — $1.8). In years previous to 2004 this amount was included as revenue (December 31, 2003 — $8.3). Investment in film and television programs also includes a reduction of $1.5 related to tax credits relating to production activities (December 31, 2004 — $5.9). In years previous to 2004, this amount was included as revenue (December 31, 2003 — $10.4). Government grants and tax credits are not repayable.

  Motion Picture Distribution's investment in film and television programs includes a reduction of $18.4 (December 31, 2004 — $16.7) for government assistance for distribution of certain programs. Government assistance may be repayable in whole or in part depending upon future revenue generated by certain individual film and television programs. The maximum amount repayable over the period of forecast revenue is estimated to be $15.3. This amount is not included in liabilities as at December 31, 2005. In addition, direct operating expenses include $1.4 (December 31, 2004 — $0.8; December 31, 2003 — $0.8) of government grants relating to distribution activities, which are not repayable.

24.   COMMITMENTS AND CONTINGENCIES

  (a)
  The Company is committed under operating leases for office premises and equipment expiring at various dates to 2018.

    The future minimum payments under the terms of such leases are as follows:

2006	12.3
2007	10.0
2008	9.7
2009	9.1
2010	9.2
Due Subsequent	69.9

120.2

    Rent expense for the year ended December 31, 2005 was $9.6 (December 31, 2004 — $10.4; December 31, 2003 — $16.5).

  (b)
  The Company is involved in various legal actions arising out of the normal course of business as a broadcaster, creator and distributor of filmed entertainment content. In the opinion of management, any resulting liability is not expected to have a material adverse effect on the Company's financial position or results from operations.

  (c)
  The Company has letters of credit aggregating $27.2 outstanding at December 31, 2005 (December 31, 2004 — $28.1). The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit, issued by financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2005, the maximum potential liability under these guarantees was $27.2 of which $15.6 was for tax assessments which are currently under appeal and $11.6 was for payments to be made under a distribution agreement. As at December 31, 2005, the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates through December 2006. Certain guarantee instruments may be automatically extended beyond their maturity date on an annual basis.

  (d)
  The Company has entered into various agreements for the right to broadcast or distribute certain film and television programs in the future. These agreements, including both the new and recently extended output deals signed by Distribution LP, which range in term from one to five years, generally commit the Company to acquire specific films and television programs or certain levels of future productions. (see note 31). The acquisition of these broadcast and distribution rights is contingent on the actual production and/or the airing of the films and television programs. Management estimates that these agreements will result in future program and film expenditures of approximately $402.1 (December 31, 2004 — $181.8).

  (e)
  The Company has entered into various arrangements whereby all rights, title and interests to certain film and television programs have been sold to third parties that leased back to the Company the exclusive rights to distribute such programs for periods of up to 15 years. Under these arrangements, the Company is required to make periodic lease payments to the third parties. The Company has placed a portion of the cash proceeds received under the arrangements in an irrevocable trust for the benefit of the third parties to be used solely for satisfying the periodic lease payments. The Company believes that the possibility of it being required to make additional future payments related to these leases is remote. The Company has obtained guarantees for the obligations from unrelated financial institutions. The amount of funds in trust and the related lease obligations are not included in the Company's balance sheet. The amount of the lease obligations extinguished under these arrangements amounted to $131.2 as at December 31, 2005 (December 31, 2004 — $157.8).

  (f)
  The Company has indemnification agreements with its directors and certain of its officers, to the extent permitted by law, to indemnify them against all costs and damages incurred by the directors and officers as a result of any lawsuits or any other judicial, administrative or investigative proceeding brought against them as a result of their service. The Company has purchased directors' and officers' liability insurance. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum amount it could be required to pay to counter parties. No amount has been recorded in the financial statements with respect to these indemnification agreements. In addition, in the normal course of operations, the Company may agree to indemnify third parties on certain of its productions for damages they may sustain as a result of breaches or alleged breaches by the Company of its representations and warranties to those third parties. In some cases, the indemnities provide for no limitation to the maximum potential future payments and as such, the Company is unable to make a determination of the maximum amount it could be required to pay under these indemnities. No amount has been recorded in the financial statements with respect to these indemnities. The Company believes that the likelihood that it would have to pay a material amount, which would not be recoverable through insurance policies, is remote.

  (g)
  The Company has entered into various agreements for the exclusive rights to use intellectual property in Canada including trademarks, programming formats, marketing and promotional materials. These agreements range in term from one to nine years. Management estimates that these agreements will result in future expenditures of approximately $7.8 (December 31, 2004 — $9.6).

25.   SEGMENTED INFORMATION

  The Company reports its results of operations in seven reportable segments, grouped into three principal business activities representing broadcasting, the entertainment group and the motion picture distribution group. Broadcasting consists of the Company's specialty television channels, which include 'fact and fiction' and 'lifestyle' programming. Entertainment historically developed, produced, acquired and distributed primetime television drama, children's and documentary programming and in-house motion pictures. The Entertainment group no longer produces film or television programs, with the exception of the CSI franchise. The Entertainment group focuses its operations upon the acquisition of distribution and other rights to content. Entertainment comprises of two reportable segments: CSI and Other. CSI represents the Company's interest in the three CSI television series: CSI: Crime Scene Investigation, CSI: Miami, and CSI: NY. Motion picture distribution consists of the Company's 51% limited partnership interest in Distribution LP, a motion picture distributor in Canada, the U.K. and Spain with a minority interest held by unit holders of the Movie Distribution Income Fund. The motion picture distribution group comprises four reportable segments: Domestic Distribution, Momentum, Aurum and Alliance Atlantis Cinemas ("Cinemas"). Domestic Distribution includes the acquisition and distribution of film and television programs in Canada. Momentum includes the acquisition and distribution of film and television programs in the United Kingdom. Aurum includes the acquisition and distribution of film and television programs in Spain. Cinemas includes the exhibition of motion pictures through three niche-focused movie cinemas in Toronto.

  The Company's interest in the three CSI television series as co-producer is accounted for as a 50% jointly controlled production.

  The Company is responsible for its share of the production costs for the three CSI series, which is recorded as an increase in the Company's investment in film and television programs, and is amortized in accordance with the individual film forecast method. Other direct operating expenses include distribution expenses (prints and advertising and other direct costs), third party participation costs, including royalties and residuals, and the co-producer's share of net profits recognized by the Company arising from the CSI series. Reimbursements of previously incurred production costs are recorded when the contractual conditions for reimbursement are met, the amount is determinable and collection is reasonably assured. The amounts are collected over a period exceeding one year and are recorded at fair value as an increase in accounts receivable, a reduction of investment in film and television programs, and direct operating expense, to the extent the investment in the related television program is reduced to nil. These reimbursements result in sales of the CSI series generating higher margins in future periods.

  The Company is the distributor of the CSI franchise for territories outside the United States. These sales are recorded as revenue when the relevant revenue recognition criteria are met. The Company also recognizes revenues related to its 50% interest in the production for the first window United States network license fees upon delivery, and its 50% participation interest in United States after sales (including second window cable sales, weekend syndication, video/DVD, merchandising and licensing), net of distribution fees, expenses and third party participation costs, including royalties and residuals, as revenue when the amounts are reported to the Company by the co-producer. The co-producer holds the distribution rights for United States after sales.

  Given the variability of timing in the recognition of revenues, costs, and reimbursements of previously incurred production costs associated with the CSI series, revenue, direct operating expenses and direct profit may vary significantly from period to period.

  Entertainment — Other comprises the Company's international distribution operations, which distributes both the Company's library of produced titles, as well as titles acquired from third party producers to broadcasters, distributors, and other users in various territories throughout the world.

  Corporate and Other activities primarily comprise corporate functions and historically the structured filmed entertainment financing business.

  During the year ended December 31, 2004, the Company made changes with respect to its reportable segments. The previous segment, Entertainment, is now made up of two reportable segments: CSI and Other. The Company's previous Motion Picture Distribution segment now comprises four reportable segments: Domestic Distribution, Momentum, Aurum and Cinemas. Goodwill of $2.0 previously allocated to Motion Picture Distribution is now allocated to Domestic Distribution. Goodwill of $108.7 previously allocated to Entertainment has been allocated $76.3 to CSI and $32.4 to Other. As a result of these changes, comparative financial information was reclassified.

  Management focuses on and measures the results of operations based on direct profit and earnings before undernoted as presented on the Company's consolidated statements of earnings (loss), provided by each business segment with the exception of the CSI segment. Management focuses on and measures the results of the CSI segment based on direct profit. Direct profit is defined as revenue less direct operating expenses, which include those expenses that are directly attributable to the cost of the film and television program or specialty television channel generating revenue. In the case of the Company's entertainment and motion picture distribution businesses, these direct costs include the amortization and write off, if applicable, of investment in film and television programs and direct print and advertising costs incurred to earn revenue. In the case of Broadcasting, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian content program expenditure requirements mandated by condition of licence by the CRTC. These include costs to create the on-air look and on-air promotion of programs. Earnings before undernoted is defined as direct profit less non-direct operating expenses, which include period costs that are not directly attributable to the film and television program or specialty television channel. These include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

  (a)
  Information on the Company's three principal business activities is as follows:

	Broadcasting	Entertainment	Motion Picture Distribution	Other	Total
Year ended December 31, 2005
Goodwill	42.4	106.3	54.1	—	202.8
Total assets	445.3	533.7	398.1	209.8	1,586.9
Additions to property and equipment	2.1	0.1	0.3	4.4	6.9
Additions to goodwill	—	—	—	—	—
Year ended December 31, 2004
Goodwill	42.4	106.3	64.5	—	213.2
Total assets	433.0	639.7	466.0	82.2	1,620.9
Additions to property and equipment	1.8	—	0.4	2.3	4.5
Additions to goodwill	0.6	—	62.5	—	63.1
Nine months ended December 31, 2003
Goodwill	41.8	108.7	2.0	—	152.5
Total assets	431.9	666.6	320.3	(2.6)	1,416.2
Additions to property and equipment	0.2	—	0.5	2.0	2.7
Additions to goodwill	—	—	—	—	—

    Revenues, as presented on the consolidated statements of earnings (loss) for the year ended December 31, 2005 are net of intersegment sales of programming of $13.8 (December 31, 2004 — $10.4; December 31, 2003 — $8.0) from Motion Picture Distribution — Domestic Distribution to Broadcasting, nil (December 31, 2004 — $2.1; December 31, 2003 — $2.1) from Entertainment — Other to Broadcasting, $1.4 from Entertainment — CSI to Broadcasting (December 31, 2004 — $0.8; December 31, 2003 — nil) and $0.4 (December 31, 2004 — $0.7; December 31, 2003 — $1.7) from Entertainment — Other to Motion Picture Distribution — Domestic Distribution.

    During the year ended December 31, 2004, the Company sold its post-production businesses. As a result, $0.7 of Entertainment — Other goodwill was recorded against the sale.

  (b)
  Information on reportable segments of the Motion Picture Distribution group is as follows:

	Domestic Distribution	Momentum	Aurum	Cinemas	Total
Year ended December 31, 2005
Revenue	271.4	93.7	41.4	11.6	418.1
Direct profit	57.0	22.9	7.1	1.4	88.4
Earnings before undernoted and discontinued operations	27.4	16.9	1.0	0.7	46.0
Goodwill	2.0	10.8	41.3	—	54.1
Total assets	163.9	97.3	132.9	4.0	398.1
Additions to property and equipment	0.3	—	—	—	0.3
Additions to goodwill	—	—	—	—	—
Year ended December 31, 2004
Revenue	341.8	92.4	62.9	15.0	512.1
Direct profit	79.4	15.5	6.2	2.6	103.7
Earnings before undernoted and discontinued operations	58.6	9.8	2.5	2.0	72.9
Goodwill	2.0	12.4	50.1	—	64.5
Total assets	209.6	90.0	159.6	6.8	466.0
Additions to property and equipment	0.4	—	—	—	0.4
Additions to goodwill	—	12.4	50.1	—	62.5
Nine months ended December 31, 2003
Revenue	241.2	56.1	—	10.5	307.8
Direct profit	47.2	12.5	—	1.3	61.0
Earnings before undernoted and discontinued operations	34.4	8.7	—	0.6	43.7
Goodwill	2.0	—	—	—	2.0
Total assets	210.1	96.9	—	13.3	320.3
Additions to property and equipment	0.5	—	—	—	0.5
Additions to goodwill	—	—	—	—	—

    The following table outlines further revenue information on Motion Picture Distribution:

	Theatrical	Video/DVD	Television	Total
Year ended December 31, 2005
Domestic Distribution	56.8	157.2	57.4	271.4
Momentum Pictures	9.7	66.7	17.3	93.7
Aurum	7.5	18.5	15.4	41.4
Alliance Atlantis Cinemas	11.6	—	—	11.6

	85.6	242.4	90.1	418.1

Year ended December 31, 2004
Domestic Distribution	72.1	213.3	56.4	341.8
Momentum Pictures	12.8	71.0	8.6	92.4
Aurum	7.9	48.1	6.9	62.9
Alliance Atlantis Cinemas	15.0	—	—	15.0

	107.8	332.4	71.9	512.1

Nine months ended December 31, 2003
Domestic Distribution	68.6	141.2	31.4	241.2
Momentum Pictures	3.7	45.8	6.6	56.1
Aurum	—	—	—	—
Alliance Atlantis Cinemas	10.5	—	—	10.5

	82.8	187.0	38.0	307.8

    Management does not focus on direct profit (loss) or earnings (loss) before undernoted using the above distinction as the cost of the underlying asset, the distribution right, is not necessarily distinguished between the theatrical, video/DVD and television distribution channels.

  (c)
  Information on reportable segments of the Entertainment group is as follows:

	CSI	Other	Total
Year ended December 31, 2005
Revenue	288.4	53.1	341.5
Direct profit	112.2	6.0	118.2
Year ended December 31, 2004
Revenue	205.1	53.6	258.7
Direct profit	73.4	1.4	74.8
Nine months ended December 31, 2003
Revenue	79.1	90.7	169.8
Direct profit (loss)	24.0	(193.9)	(169.9)

    Revenue from a single customer in the CSI segment accounted for 13.5% of the Company's total revenue.

  (d)
  Geographical information, based on customer location, is as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
Revenue
Canada	603.6	637.3	481.4
United States	141.1	113.5	36.1
United Kingdom	124.8	118.8	65.4
Spain	44.6	66.5	1.9
Other Foreign	129.3	81.4	55.4

	1,043.4	1,017.5	640.2

    All of the Company's broadcasting licences and the majority of the Company's capital assets are in Canada. The Company's Broadcasting goodwill will be realized in Canada. The goodwill related to the Company's Entertainment business will be realized from cash flows primarily outside of Canada, across various international territories. The goodwill and other intangibles arising from the acquisition of Aurum, relate to operations in Spain and the United Kingdom.

  (e)
  A breakdown of the Company's Broadcasting revenue is as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
Subscriber	123.2	110.9	76.5
Advertising	156.2	130.3	80.8
Other	4.0	4.7	5.1

	283.4	245.9	162.4

  (f)
  Supplemental cash flow information related to amortization of and investment in, film and television programs:

Amortization of Film and Television Programs	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
Broadcasting	110.4	99.2	61.3
Entertainment	135.9	98.5	310.1
Motion Picture Distribution	97.1	92.5	51.9

	343.4	290.2	423.3

Investment in Film and Television Programs	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
Broadcasting	(120.7)	(104.2)	(69.8)
Entertainment	(153.7)	(126.6)	(76.4)
Motion Picture Distribution	(106.4)	(80.0)	(73.4)

	(380.8)	(310.8)	(219.6)

  (g)
  Goodwill activity for the years ended December 31, 2004 and 2005 is as follows:

	Broadcasting	Entertainment	Motion Picture Distribution	Other	Total
At December 31, 2003	41.8	108.7	2.0	—	152.5
Business acquisitions	0.6	—	62.5	—	63.1
Adjustments to exit and restructuring accruals	—	(1.7)	—	—	(1.7)
Sale of discontinued operations	—	(0.7)	—	—	(0.7)

At December 31, 2004	42.4	106.3	64.5	—	213.2
Impact of currency exchange rates	—	—	(10.4)	—	(10.4)

At December 31, 2005	42.4	106.3	54.1	—	202.8

26.   FINANCIAL INSTRUMENTS

  (a)
  Fair values of financial instruments    The estimated fair values of financial instruments as at December 31, 2005 and 2004 are based on relevant market prices and information available at the time. The carrying values of cash and cash equivalents, loans receivable, revolving credit facilities, accounts payable and accrued liabilities and term loans approximate the fair values of these financial instruments.

    Accounts receivable are recognized at fair value, based on discounting future cash flows using rates currently available for similar instruments. At December 31, 2005, included in accounts receivable are amounts due beyond December 31, 2006 totalling $39.3 (December 31, 2004 — $28.4).

    Included in accounts receivable is a long-term receivable of $38.8 related to one of the Company's productions. The amount will be collected in monthly installments of $2.2 until July 2007. The receivable is carried at its fair value, being the sum of discounted future cash flows using rates available for similar instruments.

    Investments have a carrying value of $6.8 as at December 31, 2005 (December 31, 2004 — $16.4). The fair value of investments is based on the trading value of publicly traded investees at December 31, 2005 amounting to $19.2 (December 31, 2004 — $22.9).

  (b)
  Credit risk    Accounts receivable from the Canadian federal government and other government agencies in connection with production financing represent 6% (December 31, 2004 — 5%) of total accounts receivable at December 31, 2005. The Company believes that there is minimal risk associated with the collection of these amounts. The balance of accounts receivable and distribution contracts receivable is widely distributed among customers in Canada and internationally. The Company maintains an allowance of $17.4 (December 31, 2004 — $19.9) for potential credit losses.

  (c)
  Interest rate risk    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its revolving credit facilities and term loans. As at December 31, 2005, there were no interest rate conversion agreements outstanding.

27.   RELATED PARTY TRANSACTIONS

  (a)
  In the normal course of business, the Company acquires broadcasting rights from minority interests who exert significant influence over subsidiaries of the Company. During the year ended December 31, 2005, these purchases totalled $7.8 (December 31, 2004 — $7.6) and have been recorded in investment in film and television programs. The transactions were measured at the exchange amount which is the consideration agreed to by each party. At December 31, 2005, included in accounts payable, are amounts due to these related parties of $5.5 (December 31, 2004 — $4.5).

  (b)
  The Company has entered into trademark and franchise payment agreements with minority interests who exert significant influence over subsidiaries of the Company. The transactions are measured at the exchange amount and recorded in other assets. During the year ended December 31, 2005, the Company paid $1.5 (December 31, 2004 — $3.6) related to such agreements. At December 31, 2005, the amount due to these related parties and included in long-term liabilities pertaining to certain broadcasting intangible assets was $5.2.

  (c)
  During the year ended December 31, 2005, Distribution LP and its partner sold University 4 Cinema to Empire Co. Ltd., a related party as a major shareholder of Empire Co. Ltd. sits on the Company's board of directors, for consideration of $1.4, net of closing costs. This sale resulted in a gain in the amount of $0.4 (before minority interest share) on the sale of assets with carrying values of $1.0.

  (d)
  During the year ended March 31, 2003, the Company provided loans of $2.3 to equity accounted investees. During the nine months ended December 31, 2003 the Company provided further advances of $1.0. The loans bear interest at rates ranging from the Canadian prime rate plus 2.5% to 11.0%. Included in accounts receivable at December 31, 2005 is $1.9 due from these related parties (December 31, 2004 — $4.2). During the year ended December 31, 2005, these loans were reduced by the recognition of the cumulative equity losses in one of the Company's equity accounted investees. These losses are included in equity losses in affiliates in the consolidated statements of earnings (loss).

  (e)
  A loan of $2.2 (December 31, 2004 — $2.1) is due from a senior officer as at December 31, 2005. The amount is included in accounts receivable and is repayable on demand, bearing interest of 5%.

  (f)
  In 2003, the Company entered into an arrangement with two former senior officers to provide consulting services for the five-year period ending December 31, 2008. This arrangement has fixed annual fees of $0.8 plus certain contingent bonuses based upon achievement of cash flow targets related to certain television series. The total of the fees and bonuses for the five-year period will be in the range of $4.0 to $15.5, depending upon the achievement of targets. During 2005, $2.3 (December 31, 2004 — $1.4) was paid to the two former senior officers under this arrangement. The transactions are measured at the exchange amount and recorded as a direct operating cost.

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

  (i)
  On October 15, 2003, the Fund, and its wholly owned trust, Holding Trust, the General Partner and Distribution LP entered into a Support Agreement. Under the terms of the Support Agreement, the General Partner will provide certain management, administrative and support services to the Fund and Holding Trust for the next 8 years and will be reimbursed by Distribution LP for all direct and indirect costs and expenses it incurs in the provision of services pursuant to the Support Agreement. For the year ended December 31, 2005, Distribution LP incurred expenses of $0.6 in connection with the Support Agreement (December 31, 2004 — $0.3). For the period from October 15, 2003 to December 31, 2003, Distribution LP incurred expenses of $0.1 in connection with the Support Agreement.

  (j)
  During the year ended December 31, 2005, the Company recognized revenue of $26.0 (December 31, 2004 — $24.6) on the sale of films to Cineplex Entertainment Limited Partnership, a related party as the Chief Executive Officer of the Partnership sits on the Company's board of directors. Included in accounts receivable at December 31, 2005 is $2.9 due from this related party (December 31, 2004 — $1.3). The transactions were measured at the exchange amount.

28.   REVIEW OF OPERATIONS OF ENTERTAINMENT

  In December 2003, the Company conducted an extensive review of its Entertainment operations and concluded that it would significantly and permanently reduce the size and scope of its production business, eliminate certain functions and certain categories of production, reduce its staffing levels and close certain offices. The restructuring decision was made based on a continued weakened international demand for prime-time dramatic programming. Under the restructuring plan, Entertainment no longer produces prime-time drama television series (with the exception of the CSI franchise), movies-of-the-week, miniseries or theatrical motion pictures. Entertainment focuses its operations upon the acquisition of distribution and other rights to content, rather than in-house production.

  The total cost of the Entertainment restructuring plan was $226.8. The following table summarizes the nature of the costs:

	Costs Expensed During the Year Ended December 31, 2005	Costs Expensed During the Year Ended December 31, 2004	Costs Expensed During the Nine Months Ended December 31, 2003	Total Cost
Impairments:
Investment in film and television programs	—	—	158.9	158.9
Development costs	—	—	30.8	30.8
Investments	—	—	2.2	2.2
Loans receivable	—	—	6.4	6.4
Assets held for sale (note 17)	—	—	11.8	11.8
Employee costs:
Continuing operations	(0.8)	—	12.0	11.2
Discontinued operations	—	0.7	0.9	1.6
Contract terminations	—	1.9	—	1.9
Other exit costs	—	1.3	0.7	2.0

Total restructuring costs	(0.8)	3.9	223.7	226.8

  Employee costs represent severance and professional fees related to the elimination of positions in Entertainment. Employee costs for discontinued operations represent severance and professional fees, which have been recorded in discontinued operations on the statement of earnings (loss). As at December 31, 2005, no employee costs remain unpaid (December 31, 2004 — $1.1). During the year ended December 31, 2005, $0.8 related to employee costs was reversed to earnings and included in unusual items in the consolidated statements of earnings (loss).

  The provision for loans receivable for the nine months ended December 31, 2003 related to Equicap Financial Corporation ("EFC"), a subsidiary of the Company. EFC had historically taken extensive security interest in connection with each of its loans receivable, whereby in the event of default its main recourse would be to exploit unsold distribution rights. The Company's strategic decision to reduce its distribution activities for affected programs resulted in an impairment of the remaining loans receivable. Loans with an original balance of $7.7 were written down to $0.2. During the nine months ended December 31, 2003, a charge to earnings of $6.4 was recorded.

  The restructuring is complete and management does not expect to incur further costs related to the restructuring.

  The amounts expensed during the years ended December 31, 2005 and December 31, 2004 and the nine months ended December 31, 2003 in connection with the restructuring plan are classified in the statement of earnings (loss) as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
Direct operating costs:
Impairment of investment in film and television programs	—	—	158.9
Impairment of loans receivable	—	—	6.4
Operating expenses:
Other exit costs	—	1.3	0.7
Amortization, including development cost charges:
Impairment of development costs	—	—	30.8
Contract terminations	—	1.9	—
Investment gains and losses:
Impairment of investment	—	—	2.2
Unusual items:
Employee costs — continuing operations	(0.8)	—	12.0
Discontinued operations:
Impairment of assets held for sale (note 17)	—	—	11.8
Employee costs — discontinued operations	—	0.7	0.9

	(0.8)	3.9	223.7

  At December 31, 2005 the Company had no unpaid restructuring accruals. The following outlines activity with respect to these accruals during the years ended December 31, 2004 and 2005:

Balance, December 31, 2003	12.1
Payments made in the period	(11.0)
Balance, December 31, 2004	1.1
Reversal of accrual	(0.8)
Payments made in the period	(0.3)
Balance, December 31, 2005	—

29.   RECENT ACCOUNTING PRONOUNCEMENTS

  (a)
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

  (b)
  Hedging    In January 2005, the CICA issued Handbook Section 3865, "Hedges". The Section provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. This new standard will be effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

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

  (d)
  Non-monetary Transactions    In June 2005, the CICA issued Handbook Section 3831, "Non-monetary Transactions". This standard supersedes CICA Handbook Section 3830, "Non-monetary Transactions" and requires all non-monetary transactions to be measured at the fair value of the asset given up or asset received, whichever is more reliable, unless the transaction lacks commercial substance, among other exceptions. The commercial substance approach differs from the prior approach related to the culmination of the earnings process as a test for fair value measurement. The commercial substance requirement is met when an entity's future cash flows are expected to change significantly as a result of the transaction. This standard will be effective for transactions initiated in fiscal periods beginning on or after January 1, 2006. The Company is assessing the impact of this new standard on its consolidated financial statements.

30.   BROADCAST LICENCES

  Based on the Company's annual impairment testing for intangible assets, specifically its broadcast licenses, the Company concluded that one of its broadcast licenses was impaired. The impairment resulted from minor revisions to the business plan of one of the Company's channels. The analysis resulted in a pre-tax impairment charge of $2.7 (December 31, 2004 — $1.1), which is included in amortization expense on the consolidated statement of earnings (loss).

31.   SUBSEQUENT EVENT

  On January 20, 2006, Distribution LP and The Weinstein Company entered into an exclusive 80 picture, multi-year distribution agreement. Under the deal, Distribution LP will acquire all distribution rights throughout Canada to all upcoming motion pictures released by The Weinstein Company and Dimension Films. The deal is anticipated to run through to December 31, 2009.

Reconciliation of Canadian GAAP to United States GAAP

        The consolidated financial statements of the Company have been prepared in Canadian dollars in accordance with Canadian GAAP. The following schedule presents the material adjustments and/or additional disclosures which would be required in order to reconcile net earnings (loss) and shareholders' equity to United States GAAP as required by the United States Securities and Exchange Commission ("SEC").

        Under United States GAAP, the Canadian GAAP net earnings (loss), earnings (loss) per common share figures and shareholders' equity for the years ended December 31, 2005 and 2004 and the nine months ended December 31, 2003, and the shareholders' equity as at December 31, 2005 and 2004 would be adjusted as follows:

	Net Earnings (Loss)			Shareholders' Equity
	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003	December 31, 2005	December 31, 2004
Net earnings (loss) before discontinued operations for the period / Shareholders' equity — Canadian GAAP	70.9	33.8	(153.9)	413.3	352.7
Adjustment to reclassify related party loan to equity (a)	—	—	—	(2.2)	(2.1)
Adjustment to equity accounting for long-term investments (b)	—	2.6	—	0.7	0.7
Benefit realized on production financing arrangements (d)	(0.5)	0.1	(4.0)	(13.4)	(12.9)
Adjustment to accounting for jointly controlled productions (e)	(22.5)	8.0	(5.0)	(42.1)	(19.6)
Adjustment to reclassify gains (losses) on warrants (f)	—	1.5	(0.5)	—	—
Adjustment to accounting for government tax credits (h)	(7.3)	(9.2)	(11.5)	(97.7)	(90.4)
Adjustment to foreign exchange on hedge of self-sustaining subsidiaries (i)	0.9	1.7	3.8	—	—
Income taxes recorded at enacted rates (c)	—	0.5	(0.5)	—	—
Income tax impact of adjustment to accounting for government tax credits (h)	2.4	5.9	10.4	117.6	115.2
Future tax adjustments on above adjustments	9.4	6.0	2.1	13.1	3.5

Net earnings (loss) before discontinued operations — United States GAAP	53.3	50.9	(159.1)
Discontinued operations, net of income taxes	—	(4.1)	(15.7)

Net earnings (loss) for the period — United States GAAP	53.3	46.8	(174.8)

Cumulative other comprehensive earnings adjustment, net of income taxes (p)				10.0	4.7

Shareholders' equity — United States GAAP				399.3	351.8

Earnings (loss) per common share before discontinued operations — United States GAAP
Basic	$1.23	$1.18	$(3.71)
Diluted	$1.21	$1.17	$(3.71)

Earnings (loss) per common share for discontinued operations — United States GAAP
Basic	—	$(0.09)	$(0.37)
Diluted	—	$(0.10)	$(0.37)

Earnings (loss) per common share — United States GAAP
Basic	$1.23	$1.09	$(4.08)
Diluted	$1.21	$1.07	$(4.08)

The accompanying notes form an integral part of this reconciliation.

(a)
Accounting for related party loan    Under Canadian GAAP, amounts receivable from officers in respect of share purchase loans are included in accounts receivable. Under United States GAAP, the amounts must be deducted from shareholders' equity. (see note 27 (e) of the Company's consolidated financial statements).

(b)
Accounting for long-term investments    Under United States GAAP, when an investment that was previously accounted for on a basis other than the equity method qualifies for the use of the equity method through an event, the investment, results of operations for the current and prior periods and the retained earnings of the Company are adjusted retroactively as if the Company had applied the equity method for its proportionate interest in prior periods. Under Canadian GAAP, no retroactive adjustment is made at the point an investment qualifies under the equity method.

  During the nine months ended December 31, 2003, under Canadian GAAP, the Company reflected an impairment charge for an other than temporary impairment with respect to a long-term equity accounted investment. As a result of the retroactive adjustment to the investment balance for United States GAAP purposes noted above, the cost base of the investment differed between Canadian and United States GAAP. Accordingly, the impairment charge reported under United States GAAP during the nine months ended December 31, 2003 should have been reduced by $2.6, resulting in a reduction to the loss for the nine-months ended December 31, 2003. Management has determined this amount not to be material to the nine months ended December 31, 2003 and the year ended December 31, 2004. Accordingly, this amount has been reflected as an increase to net income in the year ended December 31, 2004.

(c)
Income taxes at enacted rates    Under Canadian GAAP, future tax assets and liabilities are recorded using the substantively enacted rates in effect for the periods in which it is expected that they will be realized. Under United States GAAP, the effects of changes in rates are not recognized until the date of enactment.

(d)
Production financing arrangements    The Company enters into various production financing arrangements which include repayment of certain amounts in future periods through loans or lease arrangements and providing the counter party with certain rights to the related production. Prior to January 1, 2005, under Canadian GAAP, the proceeds received were allocated to the financing element, which is recorded at fair value, and to the contribution for rights at residual value. These contributions were recorded as a reduction of investment in film and television programs. Under United States GAAP, the proceeds are allocated to the two elements based on their relative fair values. Accordingly, interest expense and in prior years amortization of the investment in film and television programs differs.

  In addition, as disclosed in note 24 (e) of the Company's consolidated financial statements, for certain arrangements, under Canadian GAAP, the financing element has been accounted for as being extinguished through in-substance defeasance. Under United States GAAP, liabilities are not considered to be extinguished through in-substance defeasance. Accordingly for United States GAAP, the Company would report restricted cash of $131.2 (December 31, 2004 — $157.8) and a corresponding liability of $130.0 (December 31, 2004 — $154.1).

(e)
Jointly controlled productions    Under United States GAAP, license fees and contributions made by a third party to a jointly-controlled production are deducted from investment in film and television programs whereas under Canadian GAAP, the contributions are deducted from investment in film and television programs and the license fee is recognized as revenue.

  The effects of this difference on selected line items are as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
Reduction of revenue	(113.3)	(75.5)	(28.5)
Reduction in direct operating costs	(90.8)	(83.5)	(23.5)
Reduction of investment in film and television programs	(67.1)	(35.7)	(32.7)
Reduction in liabilities related to participation costs	(30.7)	(20.4)	(3.2)

(f)
Accounting for warrants    Under Canadian GAAP, gains and losses recognized from marking warrants to purchase shares in a public company to market are included in the determination of net earnings whereas under United States GAAP, these amounts are included in the determination of other comprehensive income. During the year ended December 31, 2004, the Company surrendered the warrants to the issuer and recorded a loss on disposition of $1.1, thereby eliminating this United States GAAP difference for 2005.

(g)
Variable interest entities    Effective January 1, 2004, for United States GAAP reporting, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN 46"). FIN 46 was applied retroactively without restatement to prior periods. The adoption of FIN 46 did not have any material impact on net earnings (loss) or shareholders' equity. Effective January 1, 2005, under Canadian GAAP, the Company adopted AcG 15 (see note 2(a) of the Company's consolidated financial statements) retroactively without restatement. There are no material differences between the consolidation principles under FIN 46 and AcG 15.

(h)
Accounting for tax credits    Under Canadian GAAP, effective January 1, 2004, tax credits earned are recorded as a reduction of Investment in Film and Television Programs. In prior periods this amount was included as revenue under Canadian GAAP. This change in accounting policy was not applied retroactively. (see note 2(b) of the Company's consolidated financial statements). For United States GAAP, Accounting Principles Board Opinion No. 4, "Accounting for the Investment Credit" requires tax credits to be presented as a reduction of income tax expense. During the year ended December 31, 2005, the impact would have been an increase of Investment in Film and Television Programs and a reduction of income tax expense of $2.4. During the year ended December 31, 2004, the corresponding impact would have been an increase of Investment in Film and Television Programs and a reduction of income tax expense of $5.9. For the nine months ended December 31, 2003, the impact would have been a reduction of revenue and a reduction of income tax expense of $10.4.

  Additionally, in 2004, under Canadian GAAP, tax credits are no longer included in management's estimate of ultimate revenues expected to be recognized over the life of the investments in film and television programs. In previous years, tax credits earned were included in management's estimate of ultimate revenues. When tax credits were recognized as revenue, the investment in film and television programs would have been expensed in the proportion that current revenue, which in prior years would have included the tax credits, bears to management's estimate of ultimate revenue. For United States GAAP purposes, tax credits were not included in management's estimates of ultimate revenues and have no impact on the rate at which investment in film and television programs balances are amortized to the statement of earnings (loss). The effects of these differences on selected line items is as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
Reduction in revenue	—	—	(10.4)
Increase in direct operating expenses	7.3	9.2	1.1
Decrease in provision for income taxes	(5.0)	(9.2)	(10.8)

Increase of investment in film and television programs	19.9	24.8	28.1

(i)
Accounting for the hedge of self-sustaining operations    Under United States GAAP, the Company's net investment in self-sustaining subsidiaries differs from Canadian GAAP due to the adjustment for income taxes at enacted rates as discussed in item (c), the adjustment for production financing arrangements as discussed in item (d), and the adjustment for jointly controlled productions as discussed in item (e). These differences affect the underlying hedge of such self-sustaining subsidiaries, the long-term term loan A and C credit facilities and in prior years, the Company's senior subordinated notes.

(j)
Interest    Effective January 1, 2004, the Company's amortization of investment in film and television programs, which is reported as a direct operating expense, includes interest previously capitalized. In prior periods, for Canadian GAAP, the Company classified a component of the amortization of investment in film and television programs representing interest previously capitalized as interest expense. This change in accounting policy was not retroactively applied. (See note 2(b) of the Company's consolidated financial statements). Under United States GAAP, the bifurcation of amortization of investment in film and television programs between interest and amortization of investment in film and television programs is not permitted. Accordingly, for the nine months ended December 31, 2003, amortization of interest previously capitalized of $10.6 should have been included in direct operating expenses under United States GAAP. (see note 15 of the Company's consolidated financial statements).

(k)
Amortization, development charges, (gain) loss on disposal of assets, foreign exchange losses (gains) and unusual items    For Canadian GAAP purposes the Company has presented certain amortization, development cost charges, (gain) loss on disposal of assets, foreign exchange losses (gains) and unusual items outside of operating expenses (see note 11 of the Company's consolidated financial statements). Under United States GAAP, items of this nature are included in operating expenses.

(l)
Accounting for joint ventures    For the purpose of reporting under United States GAAP, companies are required to equity account for joint ventures and investments over which they have significant influence. As disclosed in note 19 of the Company's consolidated financial statements, Joint Ventures, the Company proportionately consolidates its joint ventures which have not been determined to be variable interest entities within the scope of Accounting Guideline 15 — Consolidation of Variable Interest Entities under Canadian GAAP. In accordance with SEC Release 33-7053, the Company has omitted the differences in classification that result from using proportionate consolidation in the reconciliation to United States GAAP. Refer to note 19 of the Company's consolidated financial statements, Joint Ventures, for the Company's proportionate share of the total assets, liabilities and results of operations and cash flow of these joint ventures.

(m)
Accounting for intangible assets    The Company has other definite life broadcast intangible assets representing direct costs incurred to obtain carriage for the Company's digital specialty television channels launched in fiscal 2002 and costs to obtain access to franchises and to develop brands for certain branded television channels. These intangible assets are amortized over the life of the respective agreements. During the year, the Company recorded amortization and other impairment charges related to these assets totalling $3.6 (December 31, 2004 — $2.1; December 31, 2003 — $1.9). These amounts are now fully amortized.

(n)
Sale of investments    During the nine months ended December 31, 2003 the Company sold its investment in Galaxy Entertainment Inc., resulting in a gain to the Company of $6.3. In calculating the gain, the Company used the specific identification method to determine the cost of the investment.

(o)
Loans receivable    Under United States GAAP certain additional disclosures are required with respect to impaired loans receivable. At December 31, 2005 the Company had impaired loans totalling $7.5 (December 31, 2004 — $7.5; December 31, 2003 — $7.5). The allowance for losses in relation to these loans was $7.5 (December 31, 2004 — $7.5; December 31, 2003 — $7.5) (the activity in the allowance for loans receivable is presented in item (s)).

  Interest income on impaired loans is recognized over the term of the loan. During the year ended December 31, 2005 the Company recognized a nominal amount of interest income on impaired loans (December 31, 2004 — $0.2; December 31, 2003 — $0.2) as a result of cash collected on account of these loans.

(p)
Consolidated statements of comprehensive earnings (loss)    The Company's comprehensive earnings (loss) determined in accordance with United States GAAP would be as follows:

(i)
Comprehensive earnings (loss) — current periods:

	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
Net earnings (loss) for the period — United States GAAP	53.3	46.8	(174.8)
Other comprehensive earnings (loss):
Net unrealized gains (losses) on portfolio investments, net of tax of $1.2 (December 31, 2004 — $(1.4); December 31, 2003 — $2.3)	5.3	(6.9)	10.7
(Settlement) unrealized gains on marking warrants to market, net of tax of nil (December 31, 2004 — nil; December 31, 2003 — nil)	—	(1.5)	0.5
Foreign currency translation adjustment, net of tax of nil (December 31, 2004 — nil; December 31, 2003 — $1.4)	(9.3)	(5.7)	19.7

Comprehensive earnings (loss)	49.3	32.7	(143.9)

  (ii)
  Other comprehensive earnings (loss) — accumulated balances:

	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
Balance, beginning of year	(0.3)	13.8	(17.1)
Change for the year	(4.0)	(14.1)	30.9

Balance, end of year	(4.3)	(0.3)	13.8

  The accumulated balances of the components of other comprehensive earnings (loss) are as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
Unrealized gains on portfolio investments, net of tax of $2.2 (December 31, 2004 — $1.0; December 31, 2003 — $2.4)	10.0	4.7	11.6
Unrealized gains on marking warrants to market, net of tax of nil (December 31, 2004 — nil; December 31, 2003 — nil)	—	—	1.5
Foreign currency translation adjustment, net of tax of $4.3 (December 31, 2004 — $4.3; December 31, 2003 — $4.3)	(14.3)	(5.0)	0.7

Accumulated other comprehensive earnings (loss)	(4.3)	(0.3)	13.8

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

(q)
Accounting for stock options and share issuances    On April 1, 2002, the Company adopted for Canadian GAAP the fair value based method of accounting for employee-based stock options for options granted after April 1, 2002. Prior to April 1, 2002, under Canadian GAAP, the Company did not recognize any expense for stock options granted to employees. As provided under Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123", the Company adopted the fair value based method for United States GAAP on a prospective basis. Prior to adopting the fair value based method for United States GAAP, the Company applied the intrinsic value method. Accordingly, for options granted from January 1, 1995 to March 31, 2002, the following information is provided.

  The resulting pro forma net earnings (loss) and basic and diluted earnings (loss) per share for the years ended December 31, 2005 and December 31, 2004 and the nine months ended December 31, 2003 are as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
Net earnings (loss) for the period — United States GAAP	53.3	46.8	(174.8)
Add: stock option expense included in reported net earnings, net of income taxes of nil (December 31, 2004 — nil; December 31, 2003 — nil)	3.2	1.1	0.8
Less: stock option expense determined under the fair value based method for all awards, net of income taxes of nil (December 31, 2004 — nil; December 31, 2003 — nil)	(4.1)	(2.8)	(2.6)

Pro forma net earnings (loss)	52.4	45.1	(176.6)

Net earnings (loss) per share:
Basic — as reported	1.23	$1.09	$(4.08)
Diluted — as reported	1.21	$1.07	$(4.08)
Basic — pro forma	1.20	$1.05	$(4.13)
Diluted — pro forma	1.19	$1.03	$(4.13)
(r)
Consolidated statements of cash flows    The Company's consolidated statement of cash flows is prepared in accordance with Canadian GAAP, which is consistent with the principles for cash flow statements in International Accounting Standard No. 7 "Cash Flow Statements". Accordingly, as permitted by the SEC, a reconciliation of cash flows to United States GAAP has not been provided.

(s)
Continuity of qualifying reserves    In accordance with Article 12 of regulation S-X, the Company has set out details of the following reserves:

  Reserve for Accounts Receivable

	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
Balance, beginning of year	19.9	16.5	12.7
Charged to costs and expenses	3.8	5.4	5.6
Deductions	(6.1)	(2.2)	(0.9)
Balance acquired through acquisition	—	0.8	—
Foreign exchange	(0.2)	(0.6)	(0.9)

Balance, end of year	17.4	19.9	16.5

  Reserve for Loans Receivable

	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
Balance, beginning of year	7.5	7.5	1.1
Charged to costs and expenses	—	—	6.4

Balance, end of year	7.5	7.5	7.5

  Reserve for Future Income Taxes

	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
Balance, beginning of year	51.6	73.7	37.6
Balance acquired through acquisition	—	7.9	—
(Recovery) charged to costs and expenses	(5.2)	(30.0)	36.1

Balance, end of year	46.4	51.6	73.7

(t)
Income taxes    United States GAAP requires additional disclosures of the domestic and foreign components of income tax expense. These amounts are as follows:

	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
Income tax expense — Canadian GAAP:
Current
Canada	3.1	27.6	21.0
Foreign	4.2	15.2	—
Deferred
Canada	19.0	(48.0)	29.4
Foreign	22.8	5.8	(6.3)

	49.1	0.6	44.1

  Additionally, United States GAAP requires earnings (loss) before income taxes to be presented by geographic location. This information is presented in the following table:

	Year ended December 31, 2005	Year ended December 31, 2004	Nine months ended December 31, 2003
Earnings (loss) before income taxes and discontinued operations — Canadian GAAP:
Canada	(4.2)	(24.2)	(9.9)
Foreign	124.2	58.6	(99.9)

	120.0	34.4	(109.8)

Discontinued operations before income taxes — Canadian GAAP:
Canada	—	(5.5)	(14.9)

Earnings (loss) before income taxes — Canadian GAAP:
Canada	(4.2)	(29.7)	(24.8)
Foreign	124.2	58.6	(99.9)

	120.0	28.9	(124.7)

(u)
Accounts payable and accrued liabilities    United States GAAP requires additional disclosures with respect to accounts payable and accrued liabilities. Other accrued liabilities as shown in note 22 of the Company's consolidated financial statements are further disaggregated as follows:

	December 31, 2005	December 31, 2004
Other accrued liabilities	103.8	113.0
Compensation accruals including commissions and bonuses	31.5	22.7
Lease termination costs and tenant inducements	9.3	9.1
Provision for video/DVD returns	15.9	30.3

	160.5	175.1

(v)
Accounts receivable    United States GAAP requires additional disclosures with respect to accounts receivable. The table below summarizes this information:

	December 31, 2005	December 31, 2004
Trade accounts receivable	351.2	382.9
Receivables due from related parties	1.9	4.2
Other receivables	5.5	2.9
Accounts receivable reserve	(17.4)	(19.9)

	341.2	370.1

(w)
Adoption of new accounting pronouncements

  SFAS No. 153 Exchange of Nonmonetary Assets    In December 2004, the FASB issued SFAS No. 153, "Exchange of Nonmonetary Assets — An Amendment of Accounting Principles Board ("APB") Opinion No. 29." SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 had no material impact on the Company's financial position, results of operations or cash flows.

  FIN 47 Accounting for Conditional Asset Retirement Obligations    In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143" ("FIN 47"). FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 states that a conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional upon a future event that may or may not be within control of the entity. The adoption of FIN 47 had no material impact on the Company's financial position, results of operations or cash flows.

(x)
New accounting standards

  SFAS No. 123R Share-Based Payment    In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," a revision of SFAS No. 123, "Accounting for Stock Based Compensation" which supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on grant-date fair value of the award. That cost will be recognized over the vesting period during which an employee is required to provide service in exchange for the award. On April 14, 2005, the SEC issued a ruling that amended the effective date for SFAS No. 123R. As a result, the Company will adopt SFAS No. 123R on January 1, 2006. The Company currently uses the fair value based method of accounting for stock-based compensation. The Company is assessing the impact of this new standard on its financial position, results of operations and cash flows.

  SFAS No. 154 Accounting Changes and Error Corrections    In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", which replaces APB Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28." SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the implementation of SFAS No. 154 to have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

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

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

  (a)
  Certifications.    See Exhibits 99.1 and 99.2 to this Annual Report on Form 40-F.

  (b)
  Disclosure Controls and Procedures.

    As of December 31, 2005, an evaluation was performed under the supervision and with the participation of the Company's management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission. Based on that evaluation, the Company's management, including its CEO and CFO, concluded that the Company's disclosure controls and procedures were effective in ensuring that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

    While management, including the CEO and CFO, believe that the Company's disclosure controls and procedures were effective overall, there are inherent limitations to the effectiveness of any system of control, including the possibility of error and the circumvention or overriding of controls and procedures. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

  (c)
  Changes in Internal Control Over Financial Reporting.

    During the fiscal period ended December 31, 2005, the Company continued to dedicate significant resources and effort in remediating internal control deficiencies noted in the previous period. The Company made progress in the areas of corporate policies and procedures, defined roles and responsibilities, and increased resources in the Entertainment financial reporting and taxation areas. The Company has implemented and will continue to implement measures to address internal control weaknesses and will report on those measures in its report on this item next year as required by applicable law.

Notices Pursuant to Regulation BTR.

None

Audit Committee Financial Expert.

The registrant's board of directors has determined that Ellis Jacob, an independent member of the registrant's audit committee, qualifies as an "audit committee financial expert" (as such term is defined in Form 40-F) and meets the definition of audit committee member independence of the Nasdaq Stock Market.

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

40-F3

Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

Principal Accountant Fees and Services.

The following table provides information about the fees billed to the registrant for professional services rendered by PricewaterhouseCoopers LLP during 2005 and 2004, which amounts include the audit fees for Motion Picture Distribution LP, a subsidiary of the registrant that is indirectly co-owned by Movie Distribution Income Fund:

(US$)	2005	2004
Audit Fees	$3,823,683	$3,716,404
Audit-Related Fees	$1,215,393	$133,931
Tax Fees	$449,864	$118,870
All Other Fees	$62,223	$243,657

Total	$5,551,163	$4,212,862

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

Tax Fees.    Tax fees consist of fees for tax compliance services, tax advice, tax planning and transfer pricing services. The services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns and income tax provisions included in the financial statements.

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

Off-Balance Sheet Arrangements.

The required disclosure is included in the section of this Annual Report on Form 40-F entitled "Off Balance Sheet Arrangements" in the registrant's "Management's Discussion and Analysis of Financial Condition and Results of Operations" for 2005.

40-F4

Tabular Disclosure of Contractual Obligations.

The required disclosure is included in the section of this Annual Report on Form 40-F entitled "Liquidity and Capital Resources", under the sub-heading "Commitments" in the registrant's "Management's Discussion and Analysis of Financial Condition and Results of Operations" for 2005.

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

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 20, 2006.

ALLIANCE ATLANTIS COMMUNICATIONS INC.
By:	/s/ ANDREA L. WOOD Name: Andrea L. Wood Title: Executive Vice President, General Counsel and Corporate Secretary

40-F5

EXHIBIT INDEX

Exhibit	Description
99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3	Section 1350 Certification of Chief Executive Officer

99.4	Section 1350 Certification of Chief Financial Officer

99.5	Consent of PricewaterhouseCoopers LLP

99.6	Auditors' Report on Schedule of Reconciliation to Generally Accepted Accounting Principles in the United States of America and Comments by Auditors on Canada-U.S.A. Reporting Differences.

QuickLinks

FORM 40F
ALLIANCE ATLANTIS COMMUNICATIONS INC. 2005 ANNUAL INFORMATION FORM
INCORPORATION
THE COMPANY
INDUSTRY OVERVIEW
GENERAL DEVELOPMENT OF THE COMPANY'S BUSINESS
COMPETITION
REGULATION
INTELLECTUAL PROPERTY
PROPERTIES AND FACILITIES
EMPLOYEES
DIRECTORS AND OFFICERS
DESCRIPTION OF SHARE CAPITAL
DESCRIPTION OF CERTAIN INDEBTEDNESS
LEGAL PROCEEDINGS
RISK FACTORS
RATINGS
DIVIDENDS
NORMAL COURSE ISSUER BID
REGISTRAR AND TRANSFER AGENT
MARKET FOR SECURITIES
MATERIAL CONTRACTS
CONFLICTS OF INTEREST
ADDITIONAL INFORMATION
APPENDIX 1
ALLIANCE ATLANTIS COMMUNICATIONS INC. AUDIT COMMITTEE TERMS OF REFERENCE
APPENDIX I TO THE AUDIT COMMITTEE CHARTER DEFINITIONS
APPENDIX 2 ALLIANCE ATLANTIS COMMUNICATIONS INC. AND SUBSIDIARIES PROCEDURES FOR APPROVAL OF AUDIT AND NON-AUDIT SERVICES BY THE EXTERNAL AUDITORS
TABLE OF CONTENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
AUDITORS' REPORT
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED BALANCE SHEETS (in millions of Canadian dollars)
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (in millions of Canadian dollars — except per share amounts)
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED STATEMENTS OF DEFICIT (in millions of Canadian dollars)
ALLIANCE ATLANTIS COMMUNICATIONS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In millions of Canadian dollars)
ADDITIONAL DISCLOSURE
EXHIBIT INDEX